As filed with the Securities and Exchange Commission on March 13, 2020

Registration No. 333-236332

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CONATUS PHARMACEUTICALS INC.

(Exact name of Registrant as specified in its charter)

Delaware	2834	20-3183915
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Conatus Pharmaceuticals Inc.

16745 West Bernardo Dr., Suite 250

San Diego, CA 92127

(858) 376-2600

(Address including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Steven J. Mento, Ph.D.

President and Chief Executive Officer

Conatus Pharmaceuticals Inc.

16745 West Bernardo Dr., Suite 250

San Diego, CA 92127

(858) 376-2600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Cheston J. Larson Matthew T. Bush Anthony A. Gostanian Latham & Watkins LLP 12670 High Bluff Drive San Diego, CA 92130 (858) 523-5400	Richard W. Pascoe Chairman and Chief Executive Officer Histogen Inc. 10655 Sorrento Valley Rd., Ste 200 San Diego, CA 92121 (858) 526-3100	Will Chuchawat Jeffrey Fessler Sheppard Mullin Richter & Hampton LLP 333 South Hope St., 43rd Floor Los Angeles, CA 90071 (213) 620-1780

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the Merger Agreement described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13(e)-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Security Being Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common stock, $0.0001 par value per share	120,000,000	N/A	$22,634	$2.94(4)

(1)

Represents the maximum number of shares of common stock, $0.0001 par value per share, of Conatus Pharmaceuticals Inc., a Delaware corporation (“Conatus”), issuable to holders of common stock, $0.001 par value per share, preferred stock, $0.001 par value per share, and warrants and options to purchase common stock or preferred stock, of Histogen Inc., a Delaware corporation (“Histogen”), in the proposed merger of Chinook Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Conatus, with and into Histogen (the “merger”) plus an additional amount of shares of Conatus’ common stock to ensure a sufficient number of shares are registered in the event that an adjustment to the exchange ratio occurs as required by the merger agreement. The amount of Conatus’ common stock to be registered is based on the estimated number of shares of Conatus’ common stock that are expected to be issued pursuant to the merger, before taking into account the effect of a reverse stock split of Conatus’ common stock, assuming a pre-split exchange ratio of 1.4750 shares of Conatus’ common stock for each outstanding share of Histogen common stock (including common stock issuable upon conversion of preferred stock) and for each option and warrant exercisable for shares of Histogen common stock or preferred stock. The estimated exchange ratio calculation contained herein is based upon Conatus’ and Histogen’s capitalization as of March 2, 2020, and is subject to adjustment to account for each company’s cash and changes in capitalization prior to the closing of the merger.

(2)

Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f)(2) of the Securities Act of 1933, as amended, based upon the estimated book value of the Histogen securities to be exchanged in the merger, as of immediately prior to the merger. Histogen is a private company, and no market exists for its securities, and Histogen has an accumulated capital deficit. Therefore, the proposed maximum aggregate offering price is one-third of the aggregate par value of the Histogen securities expected to be exchanged in the proposed merger.

(3)	This fee has been calculated pursuant to Section 6(b) of the Securities Act of 1933, as amended.
(4)	Previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus/information statement is not complete and may be changed. Conatus may not sell its securities pursuant to the proposed transactions until the Registration Statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus/information statement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated March 13, 2020

PROPOSED MERGER

YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Conatus Pharmaceuticals Inc. and Histogen Inc.:

Conatus Pharmaceuticals Inc. (“Conatus”) and Histogen Inc. (“Histogen”) have entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which a wholly owned subsidiary of Conatus will merge with and into Histogen, with Histogen surviving as a wholly owned subsidiary of Conatus (the “merger”). The merger will result in a company focused on developing patented, innovative technologies that replace and regenerate tissues in the body for aesthetic and therapeutic markets.

At the effective time of the merger, each share of (x) common stock of Histogen, $0.001 par value (“Histogen common stock”), and (y) preferred stock of Histogen (“Histogen preferred stock” and, together with the Histogen common stock, “Histogen capital stock”) will be converted into the right to receive approximately 1.4750 shares of Conatus’ common stock (the “exchange ratio”), subject to adjustment for the reverse stock split of Conatus’ common stock to be implemented prior to the consummation of the merger as discussed in this proxy statement/prospectus/information statement. This exchange ratio is an estimate only and is based upon Conatus’ and Histogen’s capitalization at March 2, 2020. The final exchange ratio will be determined pursuant to a formula described in more detail in the Merger Agreement and in the attached proxy statement/prospectus/information statement, which formula accounts for adjustments due to changes in Conatus’ and Histogen’s capitalization prior to the consummation of the merger as well as the respective net cash balances of Conatus and Histogen prior to the merger. Conatus will assume outstanding and unexercised warrants and options to purchase shares of Histogen capital stock, and these securities will be converted into warrants and options, respectively, to purchase shares of Conatus’ common stock, with the exercise price being appropriately adjusted to reflect the exchange ratio. Conatus’ stockholders will continue to own and hold their existing shares of Conatus’ common stock, adjusted for the reverse stock split. The vesting of all outstanding and unexercised options to purchase shares of Conatus’ common stock will be accelerated in full as of immediately prior to the closing of the merger, all outstanding restricted stock units for shares of Conatus’ common stock (“RSUs”) will be accelerated in full as of immediately prior to the closing of the merger and all outstanding and unexercised warrants to purchase shares of Conatus’ common stock will otherwise remain in effect pursuant to their terms. Immediately after the merger, current stockholders, warrantholders and optionholders of Histogen will own, or hold rights to acquire, approximately 74% of the fully-diluted common stock of Conatus, which for these purposes is defined as the outstanding common stock of Conatus (including the shares of common stock issued in the merger), plus all options and warrants of Conatus outstanding immediately prior to the merger, plus all options and warrants of Histogen converted into options and warrants of Conatus in connection with the merger (the “Fully-Diluted Common Stock of Conatus”), with Conatus’ current stockholders, optionholders and warrantholders owning, or holding rights to acquire, approximately 26% of the Fully-Diluted Common Stock of Conatus. These estimates are subject to adjustment prior to closing of the merger, including an upward adjustment to the exchange ratio to the extent that Conatus’ net cash at the effective time of the merger is less than $12.3 million or Histogen’s net cash at the effective time of the merger is more than $0.7 million (and as a result, Conatus stockholders could own less, and Histogen stockholders could own more, of the combined organization), or a downward adjustment to the exchange ratio to the extent that Conatus’ net cash at the effective time of the merger is more than $13.1 million or Histogen’s net cash at the effective time of the merger is less than negative $0.1 million (and as a result, Conatus stockholders could own more, and Histogen stockholders could own less, of the combined organization). The foregoing net cash amounts at which adjustments to the exchange ratio may be triggered reflect reductions for each company’s daily cash burn from January 31, 2020 through the date of this proxy statement/prospectus/information statement and will be further adjusted to reflect each company’s daily cash burn until closing date of the merger.

Shares of Conatus’ common stock are currently listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “CNAT.” Prior to consummation of the merger, Conatus intends to file an initial listing application with Nasdaq pursuant to Nasdaq’s “reverse merger” rules. After completion of the merger, Conatus will be renamed “Histogen Inc.” and expects to trade on Nasdaq under the symbol “HSTO.” On                     , 2020, the last trading day before the date of this proxy statement/prospectus/information statement, the closing sale price of Conatus’ common stock on Nasdaq was $             per share.

Conatus is holding a special meeting of stockholders in order to obtain the stockholder approvals necessary to complete the merger and related matters. At the Conatus special meeting, which will be held at             a.m., Pacific time, on                     , 2020 at the offices of Latham & Watkins LLP, located at 12670 High Bluff Drive, San Diego, California 92130, unless postponed or adjourned to a later date, Conatus will ask its stockholders to, among other things:

1.

approve the Merger Agreement and thereby approve the transactions contemplated thereby, including the merger, the issuance of Conatus’ common stock to Histogen’s stockholders and the change of control resulting from the merger;

2.

approve a series of alternative amendments to the Conatus amended and restated certificate of incorporation to effect a reverse stock split of Conatus’ common stock, within a range, as determined by Conatus’ board of directors, of one new share for every to (or any number in between) shares outstanding (the “Conatus Reverse Stock Split”);

3.	approve the Conatus 2020 Incentive Award Plan (the “Conatus 2020 Plan”);

4.	approve, on a nonbinding, advisory basis, the compensation that will be paid or may become payable to Conatus’ named executive officers in connection with the merger;

5.	consider and vote upon an adjournment of the Conatus special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2 or 3; and

6.	transact such other business as may properly come before the Conatus special meeting or any adjournment or postponement thereof.

As described in the accompanying proxy statement/prospectus/information statement, certain of Histogen’s stockholders who in the aggregate own approximately 50.4% of the outstanding shares of Histogen capital stock on an as converted to common stock basis, and certain of Conatus’ stockholders who in the aggregate own approximately 2.8% of the outstanding shares of Conatus’ common stock, are parties to support agreements with Conatus and Histogen, respectively, whereby such stockholders have agreed to vote their shares in favor of the adoption or approval, as applicable, of the Merger Agreement and the approval of the transactions contemplated therein, including the merger and the issuance of shares of Conatus’ common stock to Histogen’s stockholders, subject to the terms of the support agreements. In addition, following the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the U.S. Securities and Exchange Commission (the “SEC”) and pursuant to the conditions of the Merger Agreement and the support agreements, Histogen’s stockholders who are party to the support agreements will each execute an action by written consent of Histogen’s stockholders, referred to as the written consent, adopting the Merger Agreement, thereby approving the transactions contemplated therein, including the merger. Therefore, holders of a sufficient number of shares of Histogen capital stock required to adopt the Merger Agreement will adopt the Merger Agreement, and no meeting of Histogen’s stockholders to adopt the Merger Agreement and approve the merger and related transactions will be held. Nevertheless, all of Histogen’s stockholders will have the opportunity to elect to adopt the Merger Agreement, thereby approving the merger and related transactions, by signing and returning to Histogen a written consent.

After careful consideration, each of Conatus’ and Histogen’s board of directors has (i) determined that the transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of Conatus or Histogen, as applicable, and their respective stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated therein and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that its stockholders vote to adopt or approve, as applicable, the Merger Agreement and, therefore, approve the transactions contemplated therein. Conatus’ board of directors recommends that Conatus’ stockholders vote “FOR” the proposals described in the accompanying proxy statement/prospectus/information statement, and Histogen’s board of directors recommends that Histogen’s stockholders sign and return the written consent indicating their approval of the merger and adoption of the Merger Agreement and the transactions contemplated therein.

More information about Conatus, Histogen and the proposed transaction is contained in this proxy statement/prospectus/information statement. Conatus and Histogen urge you to read the accompanying proxy statement/

prospectus/information statement carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 25.

Conatus and Histogen are excited about the opportunities the merger brings to both Conatus’ and Histogen’s stockholders, and thank you for your consideration and continued support.

Steven J. Mento, Ph.D.	Richard W. Pascoe
President and Chief Executive Officer	Chairman and Chief Executive Officer
Conatus Pharmaceuticals Inc.	Histogen Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus/information statement. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus/information statement is dated                     , 2020, and is first being mailed to Conatus’ and Histogen’s stockholders on or about                     , 2020.

CONATUS PHARMACEUTICALS INC.

16745 West Bernardo Drive, Suite 250

San Diego, CA 92127

(858) 376-2600

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON

Dear Stockholders of Conatus:

On behalf of the board of directors of Conatus Pharmaceuticals Inc., a Delaware corporation (“Conatus”), we are pleased to deliver this proxy statement/prospectus/information statement for the proposed merger between Conatus and Histogen Inc., a Delaware corporation (“Histogen”), pursuant to which Chinook Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Conatus (“Merger Sub”), will merge with and into Histogen, with Histogen surviving as a wholly owned subsidiary of Conatus. The special meeting of stockholders of Conatus will be held on     , 2020 at     a.m., Pacific time, at the offices of Latham & Watkins LLP, located at 12670 High Bluff Drive, San Diego, California 92130, for the following purposes:

1.

To consider and vote upon a proposal to approve the Agreement and Plan of Merger and Reorganization, dated as of January 28, 2020, by and among Conatus, Merger Sub, and Histogen, a copy of which is attached as Annex A to this proxy statement/prospectus/information statement, and the transactions contemplated thereby, including the merger, the issuance of shares of Conatus’ common stock to Histogen’s stockholders pursuant to the terms of the Merger Agreement and the change of control resulting from the merger.

2.

To approve a series of alternative amendments to the amended and restated certificate of incorporation of Conatus to effect a reverse stock split of Conatus’ common stock, within a range, as determined by Conatus’ board of directors, of one new share for every to (or any number in between) shares outstanding, in the form attached as Annex D to this proxy statement/prospectus/information statement (the “Conatus Reverse Stock Split”).

3.	To approve the Conatus 2020 Incentive Award Plan (“Conatus 2020 Plan”), a copy of which is attached as Annex E to this proxy statement/prospectus/information statement.

4.	To approve, on a nonbinding, advisory basis, the compensation that will be paid or may become payable to Conatus’ named executive officers in connection with the merger.

5.	To consider and vote upon an adjournment of the Conatus special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2 or 3.

6.	To transact such other business as may properly come before the Conatus special meeting or any adjournment or postponement thereof.

Conatus’ board of directors has fixed                     , 2020, as the record date for the determination of stockholders entitled to notice of, and to vote at, the Conatus special meeting and any adjournment or postponement thereof. Only holders of record of shares of Conatus’ common stock at the close of business on the record date are entitled to notice of, and to vote at, the Conatus special meeting. At the close of business on the record date, Conatus had shares of common stock outstanding and entitled to vote.

Your vote is important. Assuming that a quorum is present at the special meeting, the affirmative vote of the majority of the votes cast (meaning the number of shares voted “FOR” the proposal must exceed the number of shares voted “AGAINST” the proposal) is required for approval of Proposal Nos. 1, 3, 4 and 5. The affirmative vote of the holders of a majority of shares of Conatus’ common stock having voting power outstanding on the record date for the Conatus special meeting is required for approval of Proposal No. 2. Each of Proposal Nos. 1 and 2 are conditioned upon each other. Therefore, the merger cannot be consummated without the approval of both Proposal Nos. 1 and 2. Proposal No. 3 is conditioned upon the consummation of the merger. If the merger is not completed or the stockholders do not approve Proposal No. 3, the Conatus 2020 Incentive Award Plan will not become effective. Proposal Nos. 1 and 2 are not conditioned on Proposal No. 3 being approved.

Even if you plan to attend the Conatus special meeting in person, Conatus requests that you sign and return the enclosed proxy to ensure that your shares will be represented at the Conatus special meeting if you are unable to attend.

By Order of Conatus’ Board of Directors,

Steven J. Mento, Ph.D., President and

Chief Executive Officer                     , 2020

CONATUS’ BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, CONATUS AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. CONATUS’ BOARD OF DIRECTORS RECOMMENDS THAT CONATUS’ STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus/information statement incorporates important business and financial information about Conatus that is not included in or delivered with this document. You may obtain this information without charge through the SEC website (www.sec.gov) or upon your written or oral request by contacting the Corporate Secretary of Conatus Pharmaceuticals Inc., at 16745 West Bernardo Drive, Suite 250, San Diego, CA 92127 or by calling (858) 376-2600.

To ensure timely delivery of these documents, any request should be made no later than                     , 2020 to receive them before the special meeting.

For additional details about where you can find information about Conatus, please see the section entitled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.

i

QUESTIONS AND ANSWERS ABOUT THE MERGER

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/information statement does not give effect to the proposed reverse stock split within a range, as determined by the board of directors of Conatus Pharmaceuticals Inc. (“Conatus”), of one new share for every             to             (or any number in between) shares outstanding, as described in Proposal No. 2 in this proxy statement/prospectus/information statement (the “Conatus Reverse Stock Split”).

The following section provides answers to frequently asked questions about the merger. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.

Q:	What is the merger?

A:

Conatus and Histogen Inc. (“Histogen”) have entered into an Agreement and Plan of Merger and Reorganization, dated as of January 28, 2020 (the “Merger Agreement”). The Merger Agreement contains the terms and conditions of the proposed business combination of Conatus and Histogen. Under the Merger Agreement, Chinook Merger Sub, Inc., a wholly owned subsidiary of Conatus (“Merger Sub”), will merge with and into Histogen, with Histogen surviving as a wholly owned subsidiary of Conatus. This transaction is referred to as “the merger.”

At the effective time of the merger (the “Effective Time”), each share of Histogen’s common stock and Histogen’s preferred stock outstanding immediately prior to the Effective Time (excluding certain shares to be canceled pursuant to the Merger Agreement, and shares held by Histogen stockholders who have exercised and perfected appraisal rights as more fully described in the section entitled “The Merger—Appraisal Rights” below) will be converted into the right to receive 1.4750 shares of Conatus’ common stock, subject to adjustment to account for the Conatus Reverse Stock Split (the “exchange ratio”). This exchange ratio is an estimate only and is based upon Conatus and Histogen’s capitalization at March 2, 2020. The final exchange ratio will be determined pursuant to a formula described in more detail in the Merger Agreement and in the attached proxy statement/prospectus/information statement, which formula accounts for adjustments due to changes in Conatus and Histogen’s capitalization prior to the consummation of the merger as well as the respective net cash balances of Conatus and Histogen prior to the merger. As a result of the merger, current holders of Histogen’s capital stock and options and warrants to purchase Histogen’s capital stock are expected to own, or hold rights to acquire, in the aggregate approximately 74% of the fully-diluted common stock of Conatus, which for these purposes is defined as the outstanding common stock of Conatus (including the shares of common stock issued in the merger), plus all options and warrants of Conatus outstanding immediately prior to the merger, plus all options and warrants of Histogen converted into options and warrants of Conatus in connection with the merger (the “Fully-Diluted Common Stock of Conatus”), and Conatus’ current stockholders, optionholders and warrantholders are expected to own, or hold rights to acquire, in the aggregate approximately 26% of the Fully-Diluted Common Stock of Conatus, in each case, following the effective time of the merger (the “Effective Time”). These estimates are subject to adjustment prior to the closing of the merger, including an upward adjustment to the extent that Conatus’ net cash at the Effective Time is less than $12.3 million or Histogen’s net cash at the Effective Time is more than $0.7 million (and as a result, Conatus stockholders could own less, and Histogen stockholders could own more, of the combined organization), or a downward adjustment to the extent that Conatus’ net cash at the Effective Time is more than $13.1 million or Histogen’s net cash at the Effective Time is less than negative $0.1 million (and as a result, Conatus stockholders could own more, and Histogen stockholders could own less, of the combined organization). The foregoing net cash amounts at which adjustments to the exchange ratio may be triggered reflect reductions for each company’s daily cash burn from January 31, 2020 through the date of this proxy statement/prospectus/information statement and will be further adjusted to reflect each company’s daily cash burn until closing date of the merger. After the completion of the merger, Conatus will change its corporate name from “Conatus Pharmaceuticals Inc.” to “Histogen Inc.” (or to such other name as Conatus and Histogen may agree) as contemplated by the Merger Agreement (the “Conatus Name Change”).

Q:	What will happen to Conatus if, for any reason, the merger does not close?

A:

If, for any reason, the merger does not close, Conatus’ board of directors may elect to, among other things, attempt to complete another strategic transaction like the merger, attempt to sell or otherwise dispose of the various assets of Conatus, resume its research and development activities and continue to operate the business of Conatus or dissolve and liquidate its assets. If Conatus decides to dissolve and liquidate its assets, Conatus would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims. There can be no assurances as to the amount or timing of available cash left to distribute to stockholders after paying the debts and other obligations of Conatus and setting aside funds for reserves.

Q:	Why are the two companies proposing to merge?

A:

Histogen and Conatus believe that the merger will result in a company focused on developing patented, innovative technologies that replace and regenerate tissues in the body for aesthetic and therapeutic markets. For a discussion of Conatus’ and Histogen’s reasons for the merger, please see the section entitled “The Merger—Conatus Reasons for the Merger” and “The Merger—Histogen Reasons for the Merger” in this proxy statement/prospectus/information statement.

Q:	Why am I receiving this proxy statement/prospectus/information statement?

A:

You are receiving this proxy statement/prospectus/information statement because you have been identified as a stockholder of Conatus or of Histogen as of the applicable record date. If you are a stockholder of Conatus, you are entitled to vote at Conatus’ special stockholder meeting (referred to herein as the “Conatus special meeting”) to approve the Merger Agreement and the transactions contemplated thereby, including the merger and the issuance of shares of Conatus’ common stock pursuant to the Merger Agreement. If you are a stockholder of Histogen, you are entitled to sign and return the Histogen written consent to adopt the Merger Agreement and approve the transactions contemplated thereby, including the merger. This document serves as:

•	a proxy statement of Conatus used to solicit proxies for the Conatus special meeting;

•

a prospectus of Conatus used to offer shares of Conatus’ common stock in exchange for shares of Histogen’s capital stock in the merger and issuable upon exercise of Histogen’s warrants and options, as applicable; and

•	an information statement of Histogen used to solicit the written consent of its stockholders for the adoption of the Merger Agreement and the approval of the merger and related transactions.

Q:	What is required to consummate the merger?

A:

To consummate the merger, Conatus’ stockholders must approve the merger, the issuance of Conatus’ common stock pursuant to the Merger Agreement, the change of control of Conatus and an amendment to the amended and restated certificate of incorporation of Conatus effecting the Conatus Reverse Stock Split, and Histogen’s stockholders must adopt the Merger Agreement and, thereby, approve the merger and the other transactions contemplated therein.

The approval of the merger, the issuance of Conatus’ common stock pursuant to the Merger Agreement and the change of control by Conatus’ stockholders requires the affirmative vote of the majority of the votes cast (meaning the number of shares voted “FOR” the proposal must exceed the number of share voted “AGAINST” the proposal) at the Conatus special meeting. The approval of the amendment to the amended and restated certificate of incorporation of Conatus to effect the Conatus Reverse Stock Split requires the affirmative vote of the holders of a majority of the shares of Conatus’ common stock having voting power outstanding on the record date for the Conatus special meeting. The approval of the Conatus Reverse Stock

Split is required in order to authorize Conatus’ issuance of the shares of its common stock pursuant to the Merger Agreement and avoid a delisting of Conatus’ common stock from the Nasdaq Capital Market (“Nasdaq”). Therefore, if the requisite stockholders of Conatus approve the merger, the issuance of Conatus’ common stock pursuant to the Merger Agreement and the change of control of Conatus but do not approve the Conatus Reverse Stock Split, the merger will not be consummated.

The adoption of the Merger Agreement and the approval of the merger and related transactions by Histogen’s stockholders requires the affirmative vote (or written consent) of the holders of a majority of (a) the outstanding shares of Histogen’s common stock and preferred stock, voting together as one class, and (b) the outstanding shares of Histogen’s preferred stock voting as a separate class. Certain of Histogen’s stockholders who in the aggregate own approximately 50.4% of the outstanding shares of Histogen’s capital stock on an as converted to common stock basis, and certain of Conatus’ stockholders who in the aggregate own approximately 2.8% of the outstanding shares of Conatus’ common stock, are parties to support agreements with Conatus and Histogen, whereby such stockholders have agreed, subject to the terms of the support agreements, to vote their shares in favor of the adoption or approval, as applicable, of the Merger Agreement and the transactions contemplated therein, including the merger and the issuance of Conatus’ common stock to Histogen’s stockholders pursuant to the Merger Agreement. In addition, following the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the SEC and pursuant to the conditions of the Merger Agreement, Histogen’s stockholders who are party to the support agreements will execute written consents approving the merger and related transactions. Therefore, holders of a sufficient number of shares of Histogen capital stock required to adopt the Merger Agreement, thereby approving the merger, have agreed to adopt the Merger Agreement via written consent. Stockholders of Histogen, including those who are parties to support agreements, are being requested to execute written consents providing such approvals.

In addition to the requirement of obtaining the stockholder approvals described above and appropriate regulatory approvals, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived. One of these conditions is that Conatus is required to have net cash of at least $12.5 million at the closing of the merger, as adjusted downward by approximately $7,000, which represents Conatus’ average daily net cash burn in December 2019, for each day after January 31, 2020 until the closing date of the merger. For example, if the merger is scheduled to close on April 30, 2020 and Conatus’ net cash falls below $11.8 million, Histogen could decide not to consummate the transaction and the Merger Agreement could be terminated. As of the date of this proxy statement/prospectus/information statement, Conatus expects its net cash to be above the net cash required by the Merger Agreement at closing. For a more complete description of the closing conditions under the Merger Agreement, we urge you to read the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” in this proxy statement/prospectus/information statement.

Q:	What will Histogen’s stockholders, warrantholders and optionholders receive in the merger?

A:

As a result of the merger, Histogen’s stockholders, warrantholders and optionholders will become entitled to receive shares, or rights to acquire shares, of Conatus’ common stock equal to, in the aggregate, approximately 74% of the Fully-Diluted Common Stock of Conatus. At the closing of the merger, Histogen warrantholders and optionholders will have their Histogen warrants and options converted into warrants and options to purchase Conatus’ common stock, with the number of Conatus shares subject to such warrant or option, and the exercise price, being appropriately adjusted to reflect the exchange ratio between Conatus’ common stock and Histogen capital stock determined in accordance with the Merger Agreement.

For a more complete description of what Histogen’s stockholders, warrantholders and optionholders will receive in the merger, please see the section entitled “The Merger Agreement—Merger Consideration and Exchange Ratio” in this proxy statement/prospectus/information statement.

Q:	Who will be the directors of Conatus following the merger?

A:

Following the merger, Conatus’ board of directors will consist of a total of eight directors. Pursuant to the terms of the Merger Agreement, six of such directors will be designated by Histogen, and two of such directors will be designated by Conatus. It is anticipated that, following the closing of the merger, Conatus’ board of directors will be constituted as follows:

Name	Current Principal Affiliation
Steven J. Mento, Ph.D.	Director, President & Chief Executive Officer, Conatus Pharmaceuticals Inc.

Richard W. Pascoe	Chairman, President & Chief Executive Officer, Histogen Inc.

Daniel L. Kisner, M.D.	Director, Conatus Pharmaceuticals Inc.

Stephen Chang, Ph.D.	Director, Histogen Inc.

David H. Crean, Ph.D.	Director, Histogen Inc.

Jonathan Jackson	Director, Histogen Inc.

Brian M. Satz	Director, Histogen Inc.

Hayden Yizhuo Zhang	Director, Histogen Inc.

Q:	As a stockholder of Conatus, how does Conatus’ board of directors recommend that I vote?

A:	After careful consideration, Conatus’ board of directors recommends that Conatus’ stockholders vote:

•

“FOR” Proposal No. 1 to approve the Merger Agreement and the transactions contemplated thereby, including the merger, the issuance of shares of Conatus’ common stock to Histogen’s stockholders in the merger and the change of control;

•	“FOR” Proposal No. 2 to approve an amendment to the amended and restated certificate of incorporation of Conatus to effect the Conatus Reverse Stock Split;

•	“FOR” Proposal No. 3 to approve the Conatus 2020 Plan;

•	“FOR” Proposal No. 4 to approve, on a non-binding, advisory basis, the compensation that will be paid or may become payable to Conatus’ named executive officers in connection with the merger; and

•	“FOR” Proposal No. 5 to adjourn the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2 or 3.

Q:	As a stockholder of Histogen, how does Histogen’s board of directors recommend that I vote?

A:

After careful consideration, Histogen’s board of directors recommends that Histogen’s stockholders execute the written consent indicating their vote in favor of the adoption of the Merger Agreement and the approval of the merger and the transactions contemplated by the Merger Agreement.

Q:	What risks should I consider in deciding whether to vote in favor of the merger or to execute and return the written consent, as applicable?

A:

You should carefully review the section of this proxy statement/prospectus/information statement entitled “Risk Factors,” which sets forth certain risks and uncertainties related to the merger, risks and uncertainties to which the combined organization’s business will be subject, and risks and uncertainties to which each of Conatus and Histogen, as an independent company, is subject.

Q:	When do you expect the merger to be consummated?

A:	We anticipate that the merger will occur in 2020, soon after the Conatus special meeting to be held on , 2020, but we cannot predict the exact timing. For more information, please see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” in this proxy statement/prospectus/information statement.

Q:	What do I need to do now?

A:	Conatus and Histogen urge you to read this proxy statement/prospectus/information statement carefully, including its annexes, and to consider how the merger affects you.

If you are a stockholder of Conatus, you may provide your proxy instructions in one of two different ways. First, you can mail your signed proxy card in the enclosed return envelope. You may also provide your proxy instructions via phone or via the Internet by following the instructions on your proxy card or voting instruction form. Please provide your proxy instructions only once, unless you are revoking a previously delivered proxy instruction, and as soon as possible so that your shares can be voted at the Conatus special meeting.

If you are a stockholder of Histogen, you may execute and return your written consent to Histogen in accordance with the instructions provided by Histogen.

Q:	What happens if I do not return a proxy card or otherwise provide proxy instructions, as applicable?

A:

If you are a stockholder of Conatus, the failure to return your proxy card or otherwise provide proxy instructions may result in there not being a quorum present at the Conatus special meeting, which would prevent the meeting from occurring. If there is a quorum at the special meeting, failure to return your proxy card or otherwise provide proxy instructions will have no effect on the approval of Proposal Nos. 1, 3, 4 and 5 and will have the same effect as voting against Proposal No. 2. If your shares are held in “street name” by your broker, Conatus does not believe your broker will have discretion to vote for or against any of the Proposals if you do not provide your broker with voting instructions. Thus, for shares held in “street name,” if you do not provide voting instructions to your broker, this will result in a “broker non-vote” and such “broker non-votes” have the same effect as an “AGAINST” vote on Proposal No. 2 and will have no effect on Proposal Nos. 1, 3, 4 and 5. Please see the answer to “Q: If my Conatus shares are held in “street name” by my broker, will my broker vote my shares for me?” below for further discussion regarding broker discretion to vote on the proposals and “broker non-votes.”

Q:	May I vote in person at the special meeting of stockholders of Conatus?

A:

If your shares of Conatus’ common stock are registered directly in your name with Conatus’ transfer agent, you are considered to be the stockholder of record with respect to those shares, and the proxy materials and proxy card are being sent directly to you by Conatus. If you are a stockholder of Conatus of record, you may attend the Conatus special meeting and vote your shares in person. Even if you plan to attend the Conatus special meeting in person, Conatus requests that you sign and return the enclosed proxy to ensure that your shares will be represented at the Conatus special meeting if you become unable to attend. If your shares of Conatus’ common stock are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in “street name,” and the proxy materials are being forwarded to you by your broker or other nominee together with a voting instruction card. As the beneficial owner, you are also invited to attend the Conatus special meeting. Because a beneficial owner is not the stockholder of record, you may not vote these shares in person at the Conatus special meeting unless you obtain a proxy from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Conatus special meeting.

Q:	When and where is the special meeting of Conatus’ stockholders?

A:

The Conatus special meeting will be held at the offices of Latham & Watkins LLP, located at 12670 High Bluff Drive, San Diego, California 92130, at             a.m., Pacific time, on                     , 2020. Subject to space availability, all of Conatus’ stockholders as of the record date, or their duly appointed proxies, may attend the Conatus special meeting. Because seating is limited, admission to the Conatus special meeting will be on a first-come, first-served basis. Registration and seating will begin at             a.m., Pacific time.

Q:	What are the material U.S. federal income tax consequences of the merger to U.S. Holders of Histogen capital stock?

A:

It is a condition to Conatus’ obligation to consummate the merger that Conatus receive an opinion from Latham & Watkins LLP, dated as of the closing date, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). It is a condition to Histogen’s obligation to consummate the merger that Histogen receive an opinion from Sheppard Mullin Richter & Hampton LLP, dated as of the closing date, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Subject to the tax opinion representations and assumptions (as defined on page 141), in the opinions of Latham & Watkins LLP and Sheppard Mullin Richter & Hampton LLP, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, a U.S. Holder (as defined on page 140) of Histogen’s capital stock will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of Histogen capital stock for shares of Conatus common stock in the merger, except with respect to cash received by a U.S. Holder of Histogen capital stock in lieu of a fractional share of Conatus common stock. If any of the tax opinion representations and assumptions is incorrect, incomplete or inaccurate or is violated, the accuracy of the opinions described above may be affected and the U.S. federal income tax consequences of the merger could differ from those described in this proxy statement/prospectus/information statement.

Please review the information in the section entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” for a more complete description of the material U.S. federal income tax consequences of the merger to U.S. Holders of Histogen capital stock. The tax consequences to you of the merger will depend on your particular facts and circumstances. Please consult your tax advisors as to the specific tax consequences to you of the merger.

Q:	What are the material U.S. federal income tax consequences of the Conatus Reverse Stock Split to Conatus U.S. Holders?

A:

A Conatus U.S. Holder generally should not recognize gain or loss upon the Conatus Reverse Stock Split, except to the extent a Conatus U.S. Holder receives cash in lieu of a fractional share of Conatus common stock. Please review the information in the section entitled “Proposal No. 2: Approval of a Series of Alternative Amendments to the Amended and Restated Certificate of Incorporation of Conatus Effecting the Conatus Reverse Stock Split—Material U.S. Federal Income Tax Consequences of the Conatus Reverse Stock Split” for a more complete description of the material U.S. federal income tax consequences of the Conatus Reverse Stock Split to Conatus U.S. Holders.

The tax consequences to you related to the Conatus Reverse Stock Split will depend on your particular facts and circumstances. Please consult your tax advisors as to the specific tax consequences to you.

Q:	If my Conatus shares are held in “street name” by my broker, will my broker vote my shares for me?

A:

Brokers are not expected to have discretionary authority to vote for any of the Proposals, so your broker will not be able to vote your shares of Conatus common stock without instructions from you. Conatus believes that each of the Proposals are deemed to be “non-discretionary” matters under certain rules applicable to brokers, which does not allow brokers to vote on these matters if they are not provided with voting instructions by the beneficial owners of the shares. Therefore, if you fail to provide instructions to your broker as to how to vote your shares on each of the Proposals, your broker will not have the discretion to vote your shares on those proposals. To make sure that your vote is counted, you should instruct your broker to vote your shares, following the procedures provided by your broker.

Q:	May I change my vote after I have submitted a proxy or provided proxy instructions?

A:

Conatus’ stockholders of record, other than those of Conatus’ stockholders who are parties to support agreements, may change their vote at any time before their proxy is voted at the Conatus special meeting in one of three ways. First, a stockholder of record of Conatus can send a written notice to the Secretary of Conatus stating that it would like to revoke its proxy. Second, a stockholder of record of Conatus can submit new proxy instructions either on a new proxy card or via the Internet. Third, a stockholder of record of Conatus can attend the Conatus special meeting and vote in person. Attendance alone will not revoke a proxy. If a stockholder of Conatus of record or a stockholder who owns Conatus shares in “street name” has instructed a broker to vote its shares of Conatus’ common stock, the stockholder must follow directions received from its broker to change those instructions.

Q:	Who is paying for this proxy solicitation?

A:

Conatus and Histogen will share equally the cost of printing and filing of this proxy statement/prospectus/information statement and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Conatus’ common stock for the forwarding of solicitation materials to the beneficial owners of Conatus’ common stock. Conatus will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

Conatus has engaged                 to assist in the solicitation of proxies and provide related advice and informational support, for a services fee and the reimbursement of customary disbursements, which are not expected to exceed $                 in total.

Q:	Who can help answer my questions?

A:

If you are a stockholder of Conatus and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the merger, including the procedures for voting your shares, you should contact:

Conatus Pharmaceuticals Inc.

16745 West Bernardo Drive, Suite 250

San Diego, CA 92127

Tel: (858) 376-2600

Attn: Corporate Secretary

If you are a stockholder of Histogen, and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the merger, including the procedures for voting your shares, you should contact:

Histogen Inc.

10655 Sorrento Valley Road, Ste 200

San Diego, CA 92121

(858) 526-3100

Attn: Corporate Secretary

PROSPECTUS SUMMARY

This summary highlights selected information from this proxy statement/prospectus/information statement and may not contain all of the information that is important to you. To better understand the merger, the proposals being considered at the Conatus special meeting and Histogen’s stockholder actions that are the subject of the written consent, you should read this entire proxy statement/prospectus/information statement carefully, including the Merger Agreement attached as Annex A, the opinion of Oppenheimer & Co. Inc. attached as Annex B and the other annexes to which you are referred herein. For more information, please see the section entitled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.

The Companies

Conatus Pharmaceuticals Inc.

16745 West Bernardo Drive, Suite 250

San Diego, CA 92127

Tel: (858) 376-2600

Conatus is a biotechnology company that has been focused on the development and commercialization of novel medicines to treat chronic diseases with significant unmet need. Conatus has been developing emricasan, an orally active pan-caspase inhibitor, for the treatment of patients with chronic liver disease. Conatus has also been developing CTS-2090, an orally active selective caspase inhibitor, for diseases involving inflammasome pathways.

Histogen Inc.

10655 Sorrento Valley Road, Ste 200

San Diego, CA 92121

(858) 526-3100

Histogen is a regenerative medicine company focused on developing patented, innovative technologies that replace and regenerate tissues in the body for aesthetic and therapeutic markets.

Chinook Merger Sub, Inc.

Merger Sub is a wholly owned subsidiary of Conatus, and was formed solely for the purposes of carrying out the merger.

The Merger (see page 97)

If the merger is completed, Merger Sub will merge with and into Histogen, with Histogen surviving as a wholly owned subsidiary of Conatus.

At the Effective Time, each share of Histogen capital stock outstanding immediately prior to the Effective Time (excluding certain shares to be canceled pursuant to the Merger Agreement, and shares held by stockholders who have exercised and perfected appraisal rights as more fully described in the section entitled “The Merger—Appraisal Rights” below) will be converted into the right to receive approximately 1.4750 shares of Conatus’ common stock, subject to adjustment to account for the Conatus Reverse Stock Split. The exchange ratio is calculated using a formula intended to allocate Histogen’s existing stockholders, optionholders and warrantholders (on a fully-diluted basis), an ownership percentage of the combined company, based on a valuation for Conatus of $35.135 million and $100.0 million for Histogen. This exchange ratio is an estimate only and the final exchange ratio will be determined pursuant to a formula described in more detail in the Merger Agreement and in this proxy statement/prospectus/information statement. Immediately following the consummation of the merger, current stockholders, optionholders and warrantholders of Histogen will own, or hold rights to acquire, approximately 74% of the Fully-Diluted Common Stock of Conatus, with current stockholders, optionholders and warrantholders of Conatus owning, or holding rights to acquire, approximately 26% of the Fully-Diluted Common Stock of Conatus. Conatus will assume outstanding and unexercised options and warrants to purchase Histogen capital stock, and each such option or warrant will be converted into options or warrants, as applicable, to purchase Conatus’ common stock, with the exercise price being appropriately adjusted to reflect the exchange ratio. These estimates are subject to adjustment prior to closing of the merger, including an upward adjustment to the exchange ratio to the extent that Conatus’ net cash at the Effective Time is less than $12.3 million or Histogen’s net cash at the Effective Time is more than $0.7 million (and as a result, Conatus stockholders could own less, and Histogen stockholders could own more, of the combined organization), or a downward adjustment to the exchange ratio to the extent that Conatus’ net cash at the Effective Time is more than $13.1 million or Histogen’s net cash at the Effective Time is less than negative $0.1 million (and as a result, Conatus stockholders could own more, and Histogen stockholders could own less, of the combined organization). The foregoing net cash amounts at which adjustments to the exchange ratio may be triggered reflect reductions for each company’s daily cash burn from January 31, 2020 through the date of this proxy statement/prospectus/information statement and will be further adjusted to reflect each company’s daily cash burn until closing date of the merger.

For a more complete description of the exchange ratio please see the section entitled “The Merger Agreement” in this proxy statement/prospectus/information statement.

The closing of the merger will occur no later than the second business day after the last of the conditions to the merger has been satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or waiver of each such conditions), or at such other time as Conatus and Histogen agree. Conatus and Histogen anticipate that the consummation of the merger will occur in the second quarter of the fiscal year. However, because the merger is subject to a number of conditions, neither Conatus nor Histogen can predict exactly when the closing will occur or if it will occur at all. After completion of the merger, Conatus will be renamed “Histogen Inc.”

Reasons for the Merger (see page 110)

Following the merger, the combined organization will be a company focused on developing patented, innovative technologies that replace and regenerate tissues in the body for aesthetic and therapeutic markets. Conatus and Histogen believe that the combined organization will have the following potential advantages:

•

Management Team. It is expected that the combined organization will be led by experienced senior management from Histogen and a board of directors with representation from each of Conatus and Histogen.

•

Cash Resources. Conatus and Histogen believe the combined organization’s cash and cash equivalents at the closing of the merger will be sufficient to enable Histogen to advance up to three product candidates into clinical development and to fund the combined organization into early 2021.

Each of Conatus’ and Histogen’s respective board of directors also considered other reasons for the merger, as described herein. For example, Conatus’ board of directors considered, among other things:

•	the strategic alternatives of Conatus to the merger, including the discussions that Conatus’ management and Conatus’ board of directors previously conducted with other potential merger partners;

•	the failure of emricasan to show success in clinical trials and the unlikelihood that such circumstances would change for the benefit of Conatus’ stockholders in the foreseeable future;

•	the risk associated with, and uncertain value and costs to stockholders of, liquidating Conatus;

•	the risks of continuing to operate Conatus on a stand-alone basis; and

•	the opportunity as a result of the merger for Conatus’ stockholders to participate in the potential value of the Histogen product candidate portfolio.

In addition, Histogen’s board of directors approved the merger based on a number of factors, including the following:

•

the potential increased access to sources of capital and a broader range of investors to support the clinical development of its products than it could otherwise obtain if it continued to operate as a privately held company;

•	the potential to provide its current stockholders with greater liquidity by owning stock in a public company;

•

Histogen’s board of directors’ belief that no alternatives to the merger were reasonably likely to create greater value for Histogen’s stockholders after reviewing the various strategic options to enhance stockholder value that were considered by Histogen’s board of directors;

•	the cash resources of the combined organization expected to be available at the closing of the merger; and

•	the expectation that the merger will be treated as a reorganization for U.S. federal income tax purposes.

Opinion of the Conatus Financial Advisor (see page 115)

At the January 27, 2020 meeting of the Conatus board of directors, representatives of Oppenheimer & Co. Inc. (“Oppenheimer”) rendered Oppenheimer’s oral opinion, subsequently confirmed in writing, that as of such date, and based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of its opinion, the Merger Consideration to be paid by Conatus pursuant to the Merger Agreement, was fair to Conatus from a financial point of view.

The full text of the written opinion of Oppenheimer, dated January 27, 2020, which sets forth, among other things, the various qualifications, assumptions and limitations on the scope of the review undertaken by Oppenheimer, is attached as Annex B to this prospectus. Oppenheimer provided its opinion for the information and assistance of the Conatus board of directors (solely in its capacity as such) in connection with, and for purposes of, its consideration of the Merger and its opinion only addresses whether the Merger Consideration to be paid by Conatus in the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to Conatus as of the date of the opinion. The Oppenheimer opinion did not address any other term or aspect of the Merger Agreement or the Merger or any other transaction. The Oppenheimer opinion does not constitute a recommendation to the Board or any holder of Conatus Common Stock as to how the Board, such stockholder or any other person should vote or otherwise act with respect to the Merger or any other matter.

Material U.S. Federal Income Tax Consequences of the Merger (see page 139)

It is a condition to Conatus’ obligation to consummate the merger that Conatus receive an opinion from Latham & Watkins LLP, dated as of the closing date, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Histogen’s obligation to consummate the merger that Histogen receive an opinion from Sheppard Mullin Richter & Hampton LLP, dated as of the closing date, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Subject to the tax opinion representations and assumptions (as defined on page 141), in the opinions of Latham & Watkins LLP and Sheppard Mullin Richter & Hampton LLP, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, a U.S. Holder (as defined on page 140) of Histogen capital stock will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of Histogen capital stock for shares of Conatus common stock in the merger, except with respect to cash received by a U.S. Holder of Histogen capital stock in lieu of a fractional share of Conatus common stock. If any of the tax opinion representations and assumptions is incorrect, incomplete or inaccurate or is violated, the accuracy of the opinions described above may be affected and the tax consequences of the merger could differ from those described in this proxy statement/prospectus/information statement.

Please review the information in the section entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” for a more complete description of the material U.S. federal income tax consequences of the merger to U.S. Holders of Histogen capital stock. The tax consequences to you of the merger will depend on your particular facts and circumstances. Please consult your tax advisors as to the specific tax consequences to you of the merger.

Material U.S. Federal Income Tax Consequences of the Conatus Reverse Stock Split (see page 181)

A Conatus U.S. Holder generally should not recognize gain or loss upon the Conatus Reverse Stock Split, except to the extent a Conatus U.S. Holder receives cash in lieu of a fractional share of Conatus common stock. Please review the information in the section entitled “Proposal No. 2: Approval of a Series of Alternative Amendments to the Amended and Restated Certificate of Incorporation of Conatus Effecting the Conatus Reverse Stock Split —Material U.S. Federal Income Tax Consequences of the Conatus Reverse Stock Split” for a more complete description of the material U.S. federal income tax consequences of the Conatus Reverse Stock Split to Conatus U.S. Holders.

The tax consequences to you of the Conatus Reverse Stock Split will depend on your particular facts and circumstances. Please consult your tax advisors as to the specific tax consequences to you.

Overview of the Merger Agreement

Merger Consideration and Exchange Ratio (see page 147)

At the Effective Time, all outstanding shares of Histogen capital stock shall convert into the right to receive shares of Conatus’ common stock as follows:

•

each share of Histogen’s capital stock outstanding immediately prior to the Effective Time (excluding shares of Histogen’s common stock held as treasury stock or held by Histogen, Merger Sub or any subsidiary of Histogen) will automatically be converted into the right to receive a number of shares of Conatus’ common stock equal to the exchange ratio of approximately 1.4750.

•

This exchange ratio is an estimate only and the final exchange ratio will be determined pursuant to a formula described in more detail in the Merger Agreement and in this proxy statement/prospectus/information statement, which formula accounts for adjustments due to changes in Conatus’ and Histogen’s capitalization prior to the consummation of the merger as well as the respective cash balances of Conatus and Histogen prior to the merger.

Immediately after the merger, based on the exchange ratio, Histogen’s current stockholders, warrantholders and option holders will own, or hold rights to acquire, approximately 74% of the Fully-Diluted Common Stock of Conatus with current stockholders, optionholders and warrantholders of Conatus owning, or holding rights to acquire, approximately 26% of the Fully-Diluted Common Stock of Conatus. These estimates are subject to adjustment prior to closing of the merger, including upward adjustment to the extent that Conatus’ net cash at the Effective Time is less than $12.3 million or Histogen’s net cash at the Effective Time is more than $0.7 million (and as a result, Conatus stockholders could own less, and Histogen stockholders could own more, of the combined organization), or a downward adjustment to the exchange ratio to the extent that Conatus’ net cash at the Effective Time is more than $13.1 million or Histogen’s net cash at the Effective Time is less than negative $0.1 million (and as a result, Conatus stockholders could own more, and Histogen stockholders could own less, of the combined organization). The foregoing net cash amounts at which adjustments to the exchange ratio may be triggered reflect reductions for each company’s daily cash burn from January 31, 2020 through the date of this proxy statement/prospectus/information statement and will be further adjusted to reflect each company’s daily cash burn until closing date of the merger.

The Merger Agreement does not include a price-based termination right, and there will be no adjustment to the total number of shares of Conatus’ common stock that Histogen’s stockholders will be entitled to receive for changes in the market price of Conatus’ common stock after the date the Merger Agreement was signed. Accordingly, the market value of the shares of Conatus’ common stock issued pursuant to the merger will depend on the market value of the shares of Conatus’ common stock at the time the merger closes, and could vary significantly from the market value on the date of this proxy statement/prospectus/information statement.

Treatment of Conatus’ Stock Awards and Warrants (see page 151)

Prior to the closing of the merger, Conatus’ board of directors will adopt appropriate resolutions and take all other actions necessary and appropriate to provide that the vesting of each unexpired and unexercised option to purchase Conatus’ common stock will be accelerated in full effective as of immediately prior to the Effective Time. The number of shares of common stock underlying such options and the exercise price for such options will be adjusted to account for the Reverse Stock Split. The terms governing options to purchase Conatus’ common stock will otherwise remain in full force and effect following the closing of the merger.

Under the Merger Agreement, Conatus’ board of directors will adopt appropriate resolutions and take all other actions necessary and appropriate to provide that, prior to the effective time of the Conatus Reverse Stock Split, the vesting of all outstanding Conatus RSUs, including those held by Conatus’ executive officers, will accelerate in full and, in settlement thereof and exchange therefor, each former holder of any Conatus RSU will be entitled to receive a number of shares of Conatus common stock equal to (1) the total number of shares of Conatus common stock subject to such holder’s Conatus RSUs, less (2) a number of shares of Conatus common stock equal to the quotient (rounded up to the nearest whole share) of (x) the dollar amount necessary to satisfy the applicable tax withholding obligations arising as a result of the vesting and settlement of such Conatus RSU (as determined in accordance with the applicable award agreement), divided by (y) the fair market value of a share of Conatus common stock having a fair market value (which, for this purpose, shall be the closing price per share of Conatus common stock immediately prior to the effective time of the acceleration).

Treatment of Histogen’s Stock Options and Warrants (see page 152)

Pursuant to the Merger Agreement, at the Effective Time:

•

each option to purchase shares of Histogen’s capital stock that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be assumed by Conatus and will become an option to purchase that number of shares of Conatus’ common stock equal to the product obtained by multiplying (i) the number of shares of Histogen’s common stock that were subject to such option immediately prior to the Effective Time by (ii) the exchange ratio (rounded down to the nearest whole number of shares). The per share exercise price for shares of Conatus’ common stock issuable upon exercise of each Histogen option assumed by Conatus shall be determined by dividing (a) the per share exercise price of Histogen’s common stock subject to such Histogen option, as in effect immediately prior to the Effective Time, by (b) the exchange ratio (and rounded up to the nearest penny). Any restriction on the exercise of any Histogen option assumed by Conatus will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Histogen option shall otherwise remain unchanged; and

•

each warrant to purchase shares of Histogen capital stock outstanding and unexercised immediately prior to the Effective Time will be assumed by Conatus and will become a warrant to purchase that number of shares of Conatus’ common stock equal to the product obtained by multiplying (i) the number of shares of Histogen’s common stock, or the number of shares of Histogen’s common stock issuable upon conversion of the shares of Histogen’s preferred stock issuable upon exercise of the Histogen warrant, as applicable, that were subject to such warrant immediately prior to the Effective Time by (ii) the exchange ratio. The per share exercise price for shares of Conatus’ common stock issuable upon exercise of each Histogen warrant assumed by Conatus shall be determined by dividing (a) the per share exercise price of Histogen’s common stock or preferred stock subject to such Histogen warrant, as in effect immediately prior to the Effective Time, by (b) the exchange ratio. Any restriction on any Histogen warrant assumed by Conatus shall continue in full force and effect and the terms and other provisions of such Histogen warrant shall otherwise remain unchanged.

Conditions to the Completion of the Merger (see page 153)

To consummate the merger, Conatus’ stockholders must approve (a) the Merger Agreement and the transactions contemplated thereby, including the merger and the issuance of shares of Conatus’ common stock in the merger, and (b) an amendment to the amended and restated certificate of incorporation of Conatus effecting the Conatus Reverse Stock Split. Additionally, Histogen’s stockholders must adopt the Merger Agreement thereby approving the merger and the other transactions contemplated by the Merger Agreement. Additionally, Conatus is required to have net cash of at least $12.5 million at the closing of the merger, as adjusted downward by approximately $7,000, which represents Conatus’ average daily net cash burn in December 2019, for each day after January 31, 2020 until the closing date of the merger. For example, if the merger is scheduled to close on April 30, 2020 and Conatus’ net cash falls below $11.8 million, Histogen could decide not to consummate the transaction and the Merger Agreement could be terminated. As of the date of this proxy statement/prospectus/information statement, Conatus expects its net cash to be above the net cash required by the Merger Agreement at closing. In addition to obtaining such stockholder approvals and appropriate regulatory approvals and Conatus maintaining an adequate net cash balance, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

No Solicitation (see page 157)

Each of Conatus and Histogen agreed that, except as described below, from the date of the Merger Agreement until the earlier of the consummation of the merger or the termination of the Merger Agreement in accordance with its terms, Conatus and Histogen and any of their respective subsidiaries will not, nor will either party or any of its subsidiaries authorize any of the directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors or representatives retained by it or any of its subsidiaries to, directly or indirectly:

•

solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of, any “acquisition proposal” (as defined in the section entitled “The Merger Agreement—No Solicitation” below), or “acquisition inquiry” (as defined in the section entitled “The Merger Agreement—No Solicitation” below);

•	furnish any non-public information with respect to it to any person in connection with or in response to an acquisition proposal or acquisition inquiry;

•	engage in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry;

•	approve, endorse or recommend an acquisition proposal;

•

execute or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to an acquisition transaction (as defined in the section entitled “The Merger Agreement—No Solicitation” below); or

•	publicly propose to do any of the above.

Termination of the Merger Agreement (see page 163)

Either Conatus or Histogen can terminate the Merger Agreement under certain circumstances, which would prevent the merger from being consummated.

Termination Fee (see page 165)

If the Merger Agreement is terminated under certain circumstances, Conatus or Histogen will be required to pay the other party a termination fee of $500,000 or, in some circumstances, reimburse the other party for expenses incurred in connection with the merger, up to a maximum of $350,000.

Support Agreements (see page 168)

Certain stockholders of Histogen are each party to a support agreement with Histogen and Conatus pursuant to which, among other things, each of these stockholders agreed, solely in his, her or its capacity as a stockholder of Histogen, to vote all of his, her or its shares of Histogen’s capital stock in favor of the adoption and approval of the Merger Agreement and the adoption and approval of the transactions contemplated thereby, including the merger. Pursuant to the support agreement, the stockholders of Histogen also acknowledge that the approval given for the Merger Agreement is irrevocable, that the stockholder is aware of its appraisal rights under Section 262 of the DGCL, and that the stockholder is not entitled to appraisal rights by voting in favor of the transaction and waiving appraisal rights under the DGCL. The Histogen stockholders party to the support agreement with Histogen and Conatus are as follows:

•	Gail K Naughton, Ph.D.

•	Gail K. Naughton Revocable Trust dated January 19, 2018

•	Naughton Descendants’ Trust-EB dated January 19, 2018

•	Naughton Descendants’ Trust-MN dated January 19, 2018

•	Naughton Descendants’ Trust-BN dated January 19, 2018

•	Naughton Descendants’ Trust-BB dated January 19, 2018

•	Naughton Descendants’ Trust-RB dated January 19, 2018

•	Richard W. Pascoe

•	Martin Latterich

•	Thomas L. Hubka

•	Stephen Chang, Ph.D.

•	David H. Crean, Ph.D.

•	Hayden Yizhuo Zhang

•	Pineworld Capital Limited

•	Jonathan Jackson

•	Lordship Ventures Histogen Holdings, LLC

•	Brian M. Satz

•	Secure Medical, Inc.

The stockholders of Histogen that are party to a support agreement with Histogen and Conatus owned an aggregate of 11,670,174 shares of Histogen’s common stock and 17,786,946 shares of Histogen’s preferred stock, representing approximately 50.4% of the outstanding shares of Histogen’s capital stock on an as converted to common stock basis, in each case as of January 28, 2020. These stockholders include only executive officers and directors of Histogen and certain stockholders owning more than 5% of Histogen’s outstanding capital stock. Following the effectiveness of the registration statement of which this proxy statement/prospectus/information statement is a part, stockholders of Histogen holding a sufficient number of shares to adopt the Merger Agreement and thereby approve the merger will execute written consents providing for such adoption and approval.

Certain of Conatus’ stockholders are each party to a support agreement with Conatus and Histogen pursuant to which, among other things, each of these stockholders agreed, solely in his, her or its capacity as a stockholder, to vote all of his, her or its shares of Conatus common stock (or cause his or her shares of Conatus common stock to be voted) in favor of the approval of the Merger Agreement and the transactions contemplated thereby, including Proposal Nos. 1, 2 and 3.

Each of Conatus’ executive officers and directors are party to a support agreement with Conatus and Histogen. The stockholders of Conatus that are party to a support agreement with Conatus and Histogen owned an aggregate of 929,842 shares of Conatus’ common stock, representing approximately 2.8% of the outstanding common stock of Conatus as of January 28, 2020.

The support agreements are discussed in greater detail in the section entitled “Agreements Related to the Merger—Support Agreements” in this proxy statement/prospectus/information statement.

Lock-up Agreements (see page 170)

As a condition to the closing of the merger, certain of Conatus’ stockholders and Histogen’s stockholders have entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, sell or transfer, or engage in swap or similar transactions with respect to, shares of Conatus’ common stock, including, as applicable, shares received in the merger and issuable upon exercise of certain warrants and options, from the closing of the merger until 180 days from the closing date of the merger.

As of January 28, 2020, Conatus’ stockholders who have committed to execute lock-up agreements beneficially owned in the aggregate approximately 1.5% of the outstanding shares of Conatus’ common stock.

Histogen’s stockholders who have committed to execute lock-up agreements as of January 28, 2020 owned in the aggregate approximately 50.4% of the outstanding shares of Histogen’s capital stock on an as if converted into common stock basis.

Management Following the Merger (see page 262)

Effective as of the closing of the merger, Conatus’ executive officers are expected to include:

Name	Title
Richard W. Pascoe	Chief Executive Officer & Director

Gail K. Naughton, Ph.D.	Founder, Chief Scientific Officer & Chief Business Development Officer

Martin Latterich, Ph.D.	Vice President, Technical Operations

Thomas L. Hubka	Director of Business Operations & Corporate Secretary

Interests of Certain Directors, Officers and Affiliates of Conatus and Histogen (see pages 122 and 130)

In considering the recommendation of Conatus’ board of directors with respect to the issuance of Conatus common stock pursuant to the Merger Agreement and the other matters to be acted upon by Conatus’ stockholders at the Conatus special meeting, Conatus’ stockholders should be aware that certain members of Conatus’ board of directors and executive officers of Conatus have interests in the merger that may be different from, or in addition to, interests they have as Conatus’ stockholders. For example, under Conatus’ equity plans, all equity awards granted to directors will vest upon the close of the merger, and Conatus has entered into certain employment agreements with its named executive officers that may result in the receipt by such named executive officers of cash severance payments and other benefits and the acceleration of RSUs held by those officers upon an eligible termination of employment of each executive officer’s employment or upon the closing of the merger. As a result, the vesting of all RSUs held by executive officers will accelerate in connection with the merger. In addition, Dr. Mento, Conatus’ chief executive officer, and Daniel L. Kisner, M.D., one of Conatus’ non-employee directors, are expected to continue as a director on Conatus’ board of directors following the merger. The compensation arrangements with Conatus’ officers and directors are discussed in greater detail in the section entitled “Agreements Related to the Merger—Interests of the Conatus Directors and Executive Officers in the Merger” in this proxy statement/prospectus/information statement.

As of December 31, 2019, Conatus’ directors and executive officers beneficially owned, in the aggregate approximately 2.8% of the outstanding shares of Conatus common stock. Each of Conatus’ executive officers and directors has also entered into a support agreement in connection with the merger. The support agreements are discussed in greater detail in the section entitled “Agreements Related to the Merger—Support Agreements” in this proxy statement/prospectus/information statement.

In considering the recommendation of Histogen’s board of directors with respect to approving the merger and related transactions by written consent, Histogen’s stockholders should be aware that certain members of Histogen’s board of directors and certain of Histogen’s executive officers have interests in the merger that may be different from, or in addition to, interests they have as Histogen’s stockholders. For example, certain of Histogen’s directors and executive officers have options, subject to vesting, to purchase shares of Histogen’s common stock which, at the closing of the merger, shall be converted (by multiplying (x) the number of shares of Histogen common stock that were subject to such options, by (y) the exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Conatus common stock, with the per share exercise price equal to such option’s exercise price divided by the exchange Ratio and rounding up to the nearest whole cent) into and become options to purchase shares of Conatus’ common stock, certain options will vest, certain of Histogen’s directors and executive officers are expected to become directors and executive officers of Conatus upon the closing of the merger, certain Histogen executive officers are subject to employment agreements which provide for severance and benefit payments if employment of such officers terminates without cause or for good reason and all of Histogen’s directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement.

As of December 31, 2019, all of Histogen’s directors and executive officers, together with their affiliates, owned approximately 37% of the outstanding shares of Histogen capital stock, on an as converted to common stock basis. Certain of Histogen’s officers and directors, and their affiliates, have also entered into support agreements in connection with the merger. The support agreements are discussed in greater detail in the section entitled “Agreements Related to the Merger—Support Agreements” in this proxy statement/prospectus/information statement.

Risk Factors (see page 25)

Both Conatus and Histogen are subject to various risks associated with their businesses and their industries. In addition, the merger poses a number of risks to each company and its respective stockholders, including the possibility that the merger may not be completed and the following risks:

•

the exchange ratio is not adjustable based on the market price of Conatus’ common stock, so the merger consideration at the closing may have a greater or lesser value than at the time the Merger Agreement was signed;

•

failure to complete the merger may result in Conatus and Histogen paying a termination fee or expenses to the other and could harm the price of Conatus’ common stock and the future business and operations of each company;

•

the merger may be completed even though material adverse changes may result solely from the announcement of the merger, changes in the industry in which Conatus and Histogen operate that apply to all companies generally and other causes;

•

some of Conatus’ and Histogen’s respective officers and directors have interests that are different from or in addition to those considered by other stockholders of Histogen and Conatus and which may influence them to support or approve the merger;

•	the market price of the combined organization’s common stock may decline as a result of the merger;

•	Conatus’ and Histogen’s stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger;

•

during the pendency of the merger, Conatus and Histogen may not be able to enter into a business combination with another party under certain circumstances because of restrictions in the Merger Agreement, which could adversely affect their respective businesses;

•

certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement;

•

because the lack of a public market for shares of Histogen’s capital stock makes it difficult to evaluate the fairness of the merger, Histogen’s stockholders may receive consideration in the merger that is less than the fair market value of the shares of Histogen’s capital stock and/or Conatus may pay more than the fair market value of the shares of Histogen’s capital stock; and

•	if the conditions to the merger are not met, the merger will not occur.

These risks and other risks are discussed in greater detail under the section entitled “Risk Factors” in this proxy statement/prospectus/information statement. Conatus and Histogen both encourage you to read and consider all of these risks carefully.

Regulatory Approvals (see page 139)

In the United States, Conatus must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of Conatus’ common stock and the filing of this proxy statement/prospectus/information statement with the SEC. As of the date hereof, the registration statement of which this proxy statement/prospectus/information statement is a part has not been declared effective by the SEC.

Nasdaq Stock Market Listing (see page 143)

Prior to consummation of the merger, Conatus intends to file an initial listing application with Nasdaq pursuant to Nasdaq Stock Market LLC “reverse merger” rules. If such application is accepted, Conatus anticipates that Conatus’ common stock will be listed on the Nasdaq Capital Market following the closing of the merger under the trading symbol “HSTO”.

Anticipated Accounting Treatment (see page 143)

The merger will be treated by Conatus as a reverse merger under the acquisition method of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”). For accounting purposes, Histogen is considered to be acquiring Conatus in this transaction. The transaction will be accounted for under the acquisition method of accounting under existing GAAP, which are subject to change and interpretation. Under the acquisition method of accounting, management of Conatus and Histogen have made a preliminary estimated purchase price calculated as described in Note 3 to the Notes to the Unaudited Pro Forma Condensed Combined Financial Information. The net tangible and intangible assets acquired and liabilities assumed in connection with the transaction are at their estimated acquisition date fair values. The acquisition method of accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. A final determination of these estimated fair values, which cannot be made prior to the completion of the transaction, will be based on the actual net tangible and intangible assets of Conatus that exist as of the date of completion of the transaction.

Appraisal Rights (see page 143)

Holders of Conatus’ common stock are not entitled to appraisal rights in connection with the merger. Histogen’s stockholders are entitled to appraisal rights in connection with the merger under Delaware law. For more information about such rights, see the provisions of Section 262 of the General Corporation Law of the State of Delaware (“DGCL”) attached hereto as Annex C, and the section entitled “The Merger—Appraisal Rights” in this proxy statement/prospectus/information statement.

Comparison of Stockholder Rights (see page 293)

Both Conatus and Histogen are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the merger is completed, Histogen’s stockholders will become stockholders of Conatus, and their rights will be governed by the DGCL, Conatus’ amended and restated bylaws and, Conatus’ amended and restated certificate of incorporation, as amended by the amendment set forth in Annex D and an amendment to effect the Conatus Name Change, assuming Proposal Nos. 1 and 2 are approved. The rights of Conatus’ stockholders contained in Conatus’ amended and restated certificate of incorporation and Conatus’ amended and restated bylaws differ from the rights of Histogen’s stockholders under Histogen’s amended and restated certificate of incorporation and Histogen’s bylaws, as more fully described under the section entitled “Comparison of Rights of Holders of Conatus Stock and Histogen Stock” in this proxy statement/prospectus/information statement.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL DATA

The following tables present summary historical financial data for Conatus and Histogen, summary unaudited pro forma condensed financial data for Conatus and Histogen, and comparative historical and unaudited pro forma per share data for Conatus and Histogen.

Selected Historical Financial Data of Conatus

The selected financial data as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018, and 2017 are derived from the Conatus audited financial statements prepared using accounting principles generally accepted in the United States (“GAAP”), which are included in this proxy statement/prospectus/information statement. The financial data should be read in conjunction with “Conatus Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Conatus’ financial statements and related notes appearing elsewhere in this proxy statement/prospectus/information statement. These historical results are not necessarily indicative of results to be expected in any future period.

Statements of Operations Data:

	Year Ended December 31,
(in thousands, except per share data)	2019	2018	2017
Collaboration revenue	$21,717	$33,586	$35,377
Operating expense
Research and development	23,527	41,368	43,220
General and administrative	10,196	10,495	9,707

Total operating expenses	33,723	51,863	52,927

Loss from operations	(12,006)	(18,277)	(17,550)
Total other income	621	267	154

Net loss	$(11,385)	$(18,010)	$(17,396)

Basic and diluted loss per share	$(0.34)	$(0.59)	$(0.61)

Weighted average common shares outstanding for basic and diluted loss per share	33,169	30,370	28,587

Balance Sheet Data:

	December 31,
	2019	2018
(in thousands)
Cash and cash equivalents	$20,703	$11,565
Marketable securities	—	29,127
Working capital(a)	19,966	28,905
Total assets	21,827	48,803
Total stockholders’ equity	20,187	27,399

(a)	Working capital is defined as current assets less current liabilities.

Selected Historical Financial Data of Histogen

The selected financial data as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 are derived from Histogen’s audited financial statements prepared using GAAP, which are included in this proxy statement/prospectus/information statement. These historical results are not necessarily indicative of results to be expected in any future period. The selected financial data should be read in conjunction with Histogen’s financial statements and the related notes to those statements included in this proxy statement/prospectus/information statement and “Histogen Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Consolidated Statements of Operations Data:

	Years Ended December 31,
(in thousands, except per share data)	2019	2018	2017
Revenue
Product and services	$3,785	$1,458	$296
License	7,519	19	9,203
Grants	150	300	149

Total revenue	11,454	1,777	9,648
Cost of revenues	2,215	744	437
Research and development	6,345	3,490	2,891
General and administrative	6,212	3,184	3,365

Total operating expense	14,772	7,418	6,693

Income (loss) from operations	(3,318)	(5,641)	2,955

Total other income (expense)	318	(521)	(1,080)
Income tax expense	(1)	(1)	(19)

Net income (loss)	(3,001)	(6,163)	1,856
Loss attributable to noncontrolling interest	(35)	(38)	(19)

Net income (loss) available to common stockholders	$(2,966)	$(6,125)	$1,875

Net income (loss) per share available to common stockholders
Basic	$(0.13)	$(0.27)	$0.09
Diluted	$(0.13)	$(0.27)	$0.04
Weighted-average number of common shares outstanding used to compute net income (loss) per share
Basic	23,234	22,772	20,470
Diluted	23,245	22,772	53,614

Consolidated Balance Sheet Data:

	December 31,
	2019	2018
(in thousands)
Cash, cash equivalents and restricted cash	$2,075	$3,037
Working capital(a)	1,077	1,196
Total assets	2,942	4,747
Long-term liabilities	459	543
Convertible preferred stock classified outside of stockholders’ deficit	39,070	36,683
Accumulated deficit	(43,933)	(40,967)
Total stockholders’ deficit	(37,968)	(35,520)

(a)	Working capital is defined as current assets less current liabilities.

Selected Unaudited Pro Forma Condensed Combined Financial Data of Conatus and Histogen

The following information does not give effect to the proposed Conatus Reverse Stock Split described in Conatus’ Proposal No. 2.

The following selected unaudited pro forma condensed combined financial data was prepared using the acquisition method of accounting under GAAP. For accounting purposes, Histogen is considered to be acquiring Conatus in the merger. The Conatus and Histogen unaudited pro forma combined balance sheet data assume that the merger took place on December 31, 2019, and combines the Conatus and Histogen historical balance sheets at December 31, 2019. The Conatus and Histogen unaudited pro forma condensed combined statements of operations data assume that the merger took place as of January 1, 2019, and combines the historical results of Conatus and Histogen for the year ended December 31, 2019.

The selected unaudited pro forma condensed combined financial data are presented for illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during these periods. The selected unaudited pro forma condensed combined financial data as of and for the year ended December 31, 2019 are derived from the unaudited pro forma condensed combined financial information and should be read in conjunction with that information. For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus/information statement.

The unaudited pro forma condensed combined financial information assumes that, at the Effective Time, each share of Histogen’s capital stock will be converted into the right to receive shares of Conatus common stock such that, immediately following the Effective Time, Conatus’ current stockholders, optionholders, and warrantholders are expected to own, or hold rights to acquire, approximately 26% of the Fully-Diluted Common Stock of Conatus, and Histogen’s current stockholders, optionholders and warrantholders are expected to own, or hold rights to acquire, approximately 74% of the Fully-Diluted Common Stock of Conatus, and is subject to adjustment to account for the occurrence of certain events discussed elsewhere in this proxy statement/prospectus/information statement. These estimates are subject to adjustment prior to closing of the merger, including upward adjustment to the extent that Conatus’ net cash at the Effective Time is less than $12.3 million or Histogen’s net cash at the Effective Time is more than $0.7 million (and as a result, Conatus stockholders could own less, and Histogen stockholders could own more, of the combined organization), or a downward adjustment to the exchange ratio to the extent that Conatus’ net cash at the Effective Time is more than $13.1 million or Histogen’s net cash at the Effective Time is less than negative $0.1 million (and as a result, Conatus stockholders could own more, and Histogen stockholders could own less, of the combined organization). Additionally, the net cash amounts at which adjustments to the exchange ratio may be triggered will be reduced to reflect each company’s daily cash burn from the date of this proxy statement/prospectus/information statement until the closing date of the merger.

Year Ended December 31, 2019
(in thousands, except per share data)	(unaudited)
Selected Unaudited Pro Forma Condensed Combined Statements of Operations and Comprehensive Loss
Revenues
Collaboration revenue	$21,717
Product revenue	3,415
License revenue	7,519
Grant revenue	150
Professional services revenue	370

Total revenue
Operating expenses
Cost of product revenue	1,893
Cost of professional services revenue	322
Research and development	29,872
General and administrative	14,659

Total operating expenses	46,746

Loss from operations	(13,575)
Other income
Interest income, net	610
Other income	53

Loss before income taxes	(12,912)
Income tax expense	1

Net loss	(12,913)
Other comprehensive income
Net unrealized gains on marketable securities	17

Comprehensive loss	(12,896)
Net loss attributable to noncontrolling interests	(35)

Net loss available to common stockholders	$(12,861)

Net loss per share available to common stockholders, basic and diluted	$(0.11)

Weighted-average common shares outstanding, basic and diluted	119,337

December 31, 2019
(in thousands)	(unaudited)
Selected Unaudited Pro Forma Condensed Combined Balance Sheet Data
Cash, cash equivalents and restricted cash	$22,778
Total assets	24,769
Total liabilities	10,038
Total stockholders’ equity	24,769

Comparative Historical and Unaudited Pro Forma Per Share Data

The information below reflects the historical net loss and book value per share of Conatus common stock and the historical net loss and book value per share of Histogen common stock in comparison with the unaudited pro forma net loss and book value per share after giving effect to the proposed merger of Conatus with Histogen on a pro forma basis. The unaudited pro forma net loss and book value per share does not give effect to the Conatus Reverse Stock Split.

You should read the tables below in conjunction with the audited financial statements of Conatus included in this proxy statement/prospectus/information statement and the audited financial statements of Histogen included in this proxy statement/prospectus/information statement and the related notes and the unaudited pro forma condensed combined financial information and notes related to such financial statements included elsewhere in this proxy statement/prospectus/information statement.

Year Ended December 31, 2019
(unaudited)
Conatus Historical Per Share Data
Net loss per share, basic and diluted	$(0.34)
Book value per share	$0.61
Histogen Historical Per Share Data
Net loss per share, basic and diluted	$(0.13)
Book value per share	$(1.60)
Combined Organization Per Share Data
Net loss per share, basic and diluted	$(0.11)
Book value per share	$0.13

RISK FACTORS

The combined organization will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in this proxy statement/prospectus/information statement, you should carefully consider the material risks described below before deciding how to vote your shares of stock. You should also read and consider the other information in this proxy statement/prospectus/information statement and the other documents incorporated by reference into this proxy statement/prospectus/information statement. Please see the section entitled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.

Risks Related to the Merger

The exchange ratio is not adjustable based on the market price of Conatus common stock, so the merger consideration at the closing may have a greater or lesser value than at the time the Merger Agreement was signed.

The Merger Agreement has set the exchange ratio formula for the Histogen common stock, and the exchange ratio is based on the fully-diluted outstanding capital stock of Histogen and the fully-diluted outstanding common stock of Conatus, after taking into account each company’s outstanding options and warrants, irrespective of the exercise prices of such options and warrants, and Conatus’ and Histogen’s net cash balances, in each case immediately prior to the closing of the merger as described under the heading “The Merger—Merger Consideration.” Any changes in the market price of Conatus common stock before the completion of the merger will not affect the number of shares of Conatus common stock issuable to Histogen’s stockholders pursuant to the Merger Agreement. Therefore, if before the completion of the merger the market price of Conatus common stock declines from the market price on the date of the Merger Agreement, then Histogen’s stockholders could receive merger consideration with substantially lower value than the value of such merger consideration on the date of the Merger Agreement. Similarly, if before the completion of the merger the market price of Conatus common stock increases from the market price of Conatus common stock on the date of the Merger Agreement, then Histogen’s stockholders could receive merger consideration with substantially greater value than the value of such merger consideration on the date of the Merger Agreement. The Merger Agreement does not include a price-based termination right. Because the exchange ratio does not adjust as a result of changes in the market price of Conatus common stock, for each one percentage point change in the market price of Conatus common stock, there is a corresponding one percentage point rise or decline, respectively, in the value of the total merger consideration payable to Histogen’s stockholders pursuant to the Merger Agreement.

The net cash balances of Conatus and Histogen at the closing of the merger could result in their respective securityholders owning a smaller or larger percentage of the combined organization and could even result in the termination of the Merger Agreement.

The estimates of the respective ownership percentages of the Conatus and Histogen securityholders are based on the date of this proxy statement/prospectus/information statement and are subject to adjustment prior to closing of the merger, including an upward adjustment to the exchange ratio to the extent that Conatus’ net cash at the Effective Time is less than $12.3 million or Histogen’s net cash at the Effective Time is more than $0.7 million (in each case as net cash is defined in the Merger Agreement and as adjusted based on the closing date of the merger), or a downward adjustment to the exchange ratio to the extent that Conatus’ net cash at the Effective Time is more than $13.1 million or Histogen’s net cash at the effective time of the merger is less than negative $0.1 million (in each case as net cash is defined in the Merger Agreement and adjusted based on the closing date of the merger). As a result, Conatus and Histogen stockholders could own more or less, respectively, of the combined organization based on the final net cash positions of the companies. The foregoing net cash amounts at which adjustments to the exchange ratio may be triggered reflect reductions for each company’s daily cash burn from January 31, 2020 through the date of this proxy statement/prospectus/information statement and will be further adjusted to reflect each company’s daily cash burn until closing date of the merger.

As of January 31, 2020, Conatus’ net cash was approximately $14.5 million and Histogen’s net cash was approximately zero dollars (in each case, as net cash is defined in the Merger Agreement). Assuming the closing of the merger occurs on April 30, 2020, the target range of net cash required without a resulting change in the exchange ratio would be between approximately $11.9 million and $12.7 million for Conatus, and between approximately negative $1.8 million and negative $1.0 million for Histogen. Each additional $1.0 million of net cash Conatus holds at the Effective Time above Conatus’ net cash target of $12.3 million, which is the mid-point of its target net cash range, would result in a downward adjustment to the exchange ratio of approximately 0.0409, which would increase the relative ownership of Conatus’ current stockholder by approximately 0.54%; and each additional $1.0 million of net cash Conatus holds at the Effective Time below Conatus’ net cash target of $12.3 million would result in a upward adjustment to the exchange ratio of approximately 0.432 which would decrease the relative ownership of Conatus’ current stockholder by approximately 0.55%. Each additional $1.0 million of net cash Histogen holds at the Effective Time above Histogen’s net cash target of negative $1.4 million, which is the mid-point of its target net cash range, would result in an upward adjustment to the exchange ratio of approximately 0.0147, which would increase the relative ownership of Histogen’s current stockholder by approximately 0.19%; and each $1.0 million of net cash Histogen holds at the Effective Time below Histogen’s net cash target of negative $1.4 million, would result in a downward adjustment to the exchange ratio of approximately 0.0148, which would decrease the relative ownership of Histogen’s current stockholder by approximately 0.19%. For example, if, as of the Effective Time, Conatus’s net cash is $1.0 million above its net cash target of $12.3 million (as further adjusted for cash burn) and Histogen’s net cash is $1.0 million below its net cash target of negative $1.4 million (as further adjusted for cash burn), then the Conatus stockholders immediately prior to the merger would own approximately 26.7% of the Fully-Diluted Common Stock of Conatus following the merger, and the Histogen stockholders immediately before the merger would own approximately 73.3% of the Fully-Diluted Common Stock of Conatus following the merger.

As of the date of this proxy statement/prospectus/information statement, Conatus estimates that it will hold net cash of between $             million to $             million as of an assumed closing date of                     , 2020, the date of the Conatus special meeting, and Histogen estimates that it will hold net cash of between $             million and $             million as of an assumed closing date of                     , 2020, the date of the Conatus special meeting. If, as of the assumed closing date of                     , 2020, Conatus’ net cash is $             million, the midpoint of its estimated net cash range, and Histogen’s net cash is $             million, the midpoint of its estimated net cash range, after applying an exchange ratio of                     , Conatus’ stockholders immediately prior to the merger would own approximately        % of the Fully-Diluted Common Stock of Conatus following the merger and Histogen’s stockholders immediately prior to the merger would own approximately         % of the Fully-Diluted Common Stock of Conatus following the merger.

Additionally, Conatus is required to have net cash of at least $12.5 million at the closing of the merger, as adjusted downward by approximately $7,000, which represents Conatus’ average daily net cash burn in December 2019, for each day after January 31, 2020 until the closing date of the merger. For example, if the merger is scheduled to close on April 30, 2020 and Conatus’ net cash falls below $11.8 million, Histogen could decide not to consummate the transaction and the Merger Agreement could be terminated. As of the date of this proxy statement/prospectus/information statement, Conatus expects its net cash to be above the net cash required by the Merger Agreement at closing.

Failure to complete the merger may result in Conatus or Histogen paying a termination fee or expenses to the other party and could significantly harm the market price of Conatus common stock and negatively affect the future business and operations of each company.

If the merger is not completed and the Merger Agreement is terminated under certain circumstances, Conatus or Histogen may be required to pay the other party a termination fee of $500,000 or reimburse the transaction expenses of the other party, up to a maximum of $350,000. Even if a termination fee is not payable or transaction expenses are not reimbursable in connection with a termination of the Merger Agreement, each of Conatus and Histogen will have incurred significant fees and expenses, such as legal and accounting fees, which must be paid whether or not the merger is completed. Further, if the merger is not completed, it could significantly harm the market price of Conatus’ common stock.

In addition, if the Merger Agreement is terminated and the board of directors of Conatus or Histogen determines to seek another business combination, there can be no assurance that either Conatus or Histogen will be able to find a partner and close an alternative transaction on terms that are as favorable or more favorable than the terms set forth in the Merger Agreement.

The merger may be completed even though certain events occur prior to the closing that materially and adversely affect Conatus or Histogen.

The Merger Agreement provides that either Conatus or Histogen can refuse to complete the merger if there is a material adverse change affecting the other party between January 28, 2020, the date of the Merger Agreement, and the closing of the merger. However, certain types of changes do not permit either party to refuse to complete the merger, even if such change could be said to have a material adverse effect on Conatus or Histogen, including:

•	any effect resulting from the announcement or pendency of the merger or any related transactions;

•	the taking of any action, or the failure to take any action, by either Conatus or Histogen required to comply with the terms of the Merger Agreement;

•

any natural disaster or any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world, or any governmental or other response or reaction to any of the foregoing;

•	general economic or political conditions or conditions generally affecting the industries in which Conatus or Histogen, as applicable, operates;

•	any rejection by a governmental body of a registration or filing by Conatus or Histogen relating to certain intellectual property rights of Conatus or Histogen;

•	any change in accounting requirements or principles or any change in applicable laws, rules, or regulations or the interpretation thereof;

•	with respect to Conatus, any change in the stock price or trading volume of Conatus excluding any underlying effect that may have caused such change;

•	with respect to Conatus, the termination, sublease, or assignment of Conatus’ facility lease, or failure to do the foregoing;

•	with respect to Conatus, continued losses from operations or decreases in cash balances of Conatus;

•	with respect to Conatus, the winding down of Conatus’ operations; and

•	with respect to Histogen, any change in the cash position of Histogen resulting from operations in the ordinary course of business.

If adverse changes occur and Conatus and Histogen still complete the merger, the market price of the combined organization’s common stock may suffer. This in turn may reduce the value of the merger to the stockholders of Conatus, Histogen or both.

Even if the merger is completed, the combined organization will need to raise additional capital by issuing securities or debt or through licensing or similar arrangements, which may cause significant dilution to the combined organization’s stockholders, restrict the combined organization’s operations or require the combined organization to relinquish proprietary rights. Future issuances of the combined company’s common stock pursuant to options and warrants outstanding following the merger and its equity incentive plans, including the Conatus 2020 Plan, could result in additional dilution.

Following the completion of the merger, Conatus expects the combined organization will need to raise additional capital to fund its operations beyond 2020. Additional financing may not be available to the combined organization when it needs it or may not be available on favorable terms. To the extent that the combined organization raises additional capital by issuing equity securities, the terms of such an issuance may cause more significant dilution to the combined organization’s stockholders’ ownership, and the terms of any new equity securities may have preferences over the combined organization’s common stock. Any debt financing the combined organization enters into may involve covenants that restrict its operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of the combined organization’s assets, as well as prohibitions on its ability to create liens, pay dividends, redeem its stock or make investments. In addition, if the combined organization raises additional funds through licensing or similar arrangements, it may be necessary to relinquish potentially valuable rights to current product candidates and potential products or proprietary technologies, or grant licenses on terms that are not favorable to the combined organization.

In addition, the exercise or conversion of some or all of the combined company’s outstanding options or warrants (or, after the merger, the issuance of equity awards under the Conatus 2020 Plan) could result in additional dilution in the percentage ownership interest of Conatus or Histogen stockholders.

Some Conatus and Histogen officers and directors have interests in the merger that are different from yours and that may influence them to support or approve the merger without regard to your interests.

Certain officers and directors of Conatus and Histogen participate in arrangements that provide them with interests in the merger that are different from yours, including, among others, the continued service as an officer or director of the combined organization, severance benefits, the acceleration of RSUs and stock option vesting, continued indemnification and the potential ability to sell an increased number of shares of common stock of the combined organization in accordance with Rule 144 under the Securities Act of 1933, as amended (“Securities Act”).

For example, Conatus has entered into certain employment and severance benefits agreements with certain of its executive officers that may result in the receipt by such executive officers of cash severance payments and other benefits in the event of a covered termination of employment of each executive officer’s employment. The closing of the merger will also result in the acceleration of vesting of RSUs and options to purchase shares of Conatus common stock held by Conatus’ executive officers and directors, whether or not there is a covered termination of such officer’s employment. For more information concerning the treatment of Conatus’ RSUs and stock options in connection with the merger, see the section entitled “The Merger Agreement—Treatment of Conatus Stock Awards and Warrants” in this proxy statement/prospectus/information statement.

In addition, and for example, Histogen’s Chairman and Chief Executive Officer, Richard Pascoe is expected to become a director and the Chief Executive Officer of Conatus upon the closing of the merger, and Histogen’s directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement. These interests, among others, may influence the officers and directors of Conatus and Histogen to support or approve the merger. For more information concerning the interests of Conatus’ and Histogen’s executive officers and directors, see the sections entitled “The Merger—Interests of the Conatus Directors and Executive Officers in the Merger” and “The Merger—Interests of Histogen Directors and Executive Officers in the Merger” in this proxy statement/prospectus/information statement.

The market price of Conatus’ common stock following the merger may decline as a result of the merger.

The market price of Conatus’ common stock may decline as a result of the merger for a number of reasons including if:

•	investors react negatively to the prospects of the combined organization’s product candidates, business and financial condition following the merger;

•	the effect of the merger on the combined organization’s business and prospects is not consistent with the expectations of financial or industry analysts; or

•	the combined organization does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts.

Conatus and Histogen stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger.

If the combined organization is unable to realize the strategic and financial benefits currently anticipated from the merger, Conatus’ and Histogen’s stockholders will have experienced substantial dilution of their ownership interests in their respective companies without receiving the expected commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined organization is able to realize only part of the expected strategic and financial benefits currently anticipated from the merger.

During the pendency of the merger, Conatus and Histogen may not be able to enter into a business combination with another party at a favorable price because of restrictions in the Merger Agreement, which could adversely affect their respective businesses.

Covenants in the Merger Agreement impede the ability of Conatus and Histogen to make acquisitions, subject to certain exceptions relating to fiduciary duties, as set forth below, or to complete other transactions that are not in the ordinary course of business pending completion of the merger. As a result, if the merger is not completed, the parties may be at a disadvantage to their competitors during such period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, initiating, encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets, or other business combination outside the ordinary course of business with any third party, subject to certain exceptions relating to fiduciary duties, as set forth below. Any such transactions could be favorable to such party’s stockholders.

Certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.

The terms of the Merger Agreement prohibit each of Conatus and Histogen from soliciting alternative takeover proposals or cooperating with persons making unsolicited takeover proposals, except in limited circumstances when such party’s board of directors determines in good faith that an unsolicited alternative takeover proposal is or is reasonably likely to lead to a superior takeover proposal and that failure to cooperate with the proponent of the proposal would be reasonably likely to be inconsistent with the board of directors’ fiduciary duties.

Because the lack of a public market for Histogen’s capital stock makes it difficult to evaluate the value of Histogen’s capital stock, the stockholders of Histogen may receive shares of Conatus common stock in the merger that have a value that is less than, or greater than, the fair market value of Histogen’s capital stock.

The outstanding capital stock of Histogen is privately held and is not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of Histogen. Because the percentage of Conatus common stock to be issued to Histogen’s stockholders was determined based on negotiations between the parties, it is possible that the value of Conatus common stock to be received by Histogen’s stockholders will be less than the fair market value of Histogen, or Conatus may pay more than the aggregate fair market value for Histogen.

If the conditions to the merger are not satisfied or waived, the merger will not occur.

Even if the merger is approved by the stockholders of Conatus and Histogen, other conditions must be satisfied or waived to complete the merger. These conditions are set forth in the Merger Agreement and described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” in this proxy statement/prospectus/information statement. Conatus and Histogen cannot assure you that all of the conditions will be satisfied or waived. Certain of the closing conditions are incapable of being waived. If the conditions are not satisfied or waived, the merger will not occur or will be delayed, and Conatus and Histogen each may lose some or all of the intended benefits of the merger.

The Merger may fail to qualify as a “reorganization” for U.S. federal income tax purposes, resulting in recognition of taxable gain or loss by holders of Histogen capital stock.

Conatus and Histogen intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, as described in the section entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” in this proxy statement/prospectus/information statement. In the event that the merger does not qualify as a “reorganization,” the merger would result in taxable gain or loss for each holder of Histogen capital stock, with the amount of such gain or loss determined by the amount that each Histogen stockholder’s adjusted tax basis in the Histogen capital stock surrendered is less or more than the fair market value of the Conatus common stock and any cash in lieu of a fractional share received in exchange therefor. Each holder of Histogen capital stock is urged to consult with his, her or its own tax advisor with respect to the tax consequences of the merger.

The combined organization may become involved in securities class action litigation that could divert management’s attention and harm the combined organization’s business and insurance coverage may not be sufficient to cover all costs and damages.

In the past, securities class action or shareholder derivative litigation often follows certain significant business transactions, such as the sale of a business division or announcement of a merger. The combined organization may become involved in this type of litigation in the future. Litigation is often expensive and diverts management’s attention and resources, which could adversely affect the combined organization’s business.

Risks Related to Conatus’ Evaluation of Strategic Alternatives

Conatus’ activities to evaluate and pursue strategic alternatives may not be successful.

In June 2019, Conatus announced that top-line results from its ENCORE-LF clinical trial of emricasan did not meet the primary endpoint, and it was discontinuing further treatment of patients enrolled in the ENCORE-LF clinical trial. In addition, results from the 24-week extension in Conatus’ ENCORE-PH clinical trial of emricasan were consistent with results from the initial 24-week treatment period and did not meet predefined objectives. Previously, in March 2019, Conatus announced that top-line results from the Phase 2b ENCORE-NF clinical trial of emricasan also did not meet the primary endpoint. Consequently, Conatus and Novartis Pharma AG, or Novartis, entered into an amendment to the Option, Collaboration and License Agreement, (the “Collaboration Agreement”), with Novartis, pursuant to which Conatus and Novartis mutually agreed to terminate the Collaboration Agreement, effective September 30, 2019.

In connection with the recent emricasan clinical trial results and plans to evaluate strategic alternatives, Conatus commenced a restructuring plan in June 2019 that included reducing staff by approximately 40% and suspending development of its inflammasome disease candidate, CTS-2090, and another restructuring plan in September 2019 that included further reducing staff by approximately 40%, in order to extend its resources.

Conatus has engaged Oppenheimer & Co. Inc. as a financial advisor to assist in the exploration and evaluation of strategic alternatives to enhance shareholder value, including a merger, an acquisition or sale of assets or a dissolution and liquidation of Conatus. There can be no assurance that Conatus’ process to identify and evaluate potential strategic alternatives will result in any definitive offer to consummate a strategic transaction, or if made, what the terms thereof will be or that any transaction will be approved or consummated. In addition, potential strategic transactions that require stockholder approval may not be approved by Conatus stockholders. A strategic transaction would also likely result in substantial dilution to Conatus stockholders and could result in other restrictions that may affect its business. Further, any strategic transaction that is completed ultimately may not deliver the anticipated benefits or enhance stockholder value.

Conatus may also acquire additional businesses, products or product candidates. Integrating any newly acquired business, product or product candidate could be expensive and time-consuming. Conatus may not be able to integrate any acquired business, product or product candidate successfully. Conatus’ future financial performance will depend, in part, on its ability to manage any future growth effectively and its ability to integrate any acquired businesses.

Any strategic transaction may require Conatus to incur non-recurring or other charges, may increase its near- and long-term expenditures and may pose significant integration challenges or disrupt Conatus’ management or business, which could adversely affect its operations and financial results. For example, these transactions may entail numerous operational and financial risks, including:

•	exposure to unknown liabilities;

•	incurrence of substantial debt or dilutive issuances of equity securities to pay for acquisitions;

•	higher than expected acquisition and integration costs;

•	write downs of assets or goodwill or impairment charges;

•	increased amortization expenses;

•	difficulty and cost in combining the operations and personnel of any acquired businesses with its operations and personnel;

•	impairment of relationships with key suppliers or customers of any acquired businesses due to changes in management and ownership; and

•	the inability to retain key employees of Conatus or any acquired businesses.

Accordingly, there can be no assurance that Conatus will undertake or successfully complete any strategic transactions of the nature described above. Any transactions that Conatus does complete may be subject to the foregoing or other risks and could have a material adverse effect on its business, financial condition and prospects.

In connection with the recent clinical failures of emricasan, Conatus began evaluating strategic alternatives, and recently entered into the Merger Agreement with Histogen. Conatus’ merger with Histogen may not be consummated and, if consummated, will result in substantial dilution to Conatus stockholders and may not deliver the anticipated benefits Conatus expects.

In June 2019, in connection with the failure of emricasan to meet the primary endpoints in the ENCORE trials, Conatus announced plans to evaluate strategic alternatives. Conatus engaged Oppenheimer & Co. Inc. to assist in the exploration and evaluation of strategic alternatives to enhance shareholder value, including a merger, an acquisition or sale of assets or a dissolution and liquidation of Conatus. In December 2019, Conatus entered into the Merger Agreement pursuant to which, among other things, Merger Sub, a wholly owned subsidiary of Conatus, will merge with and into Histogen, with Histogen surviving as a wholly owned subsidiary of Conatus. Consummation of the merger is subject to certain closing conditions, including approval from Conatus’ stockholders, satisfaction of which conditions may take a significant amount of time and will further decrease Conatus’ cash resources. There can be no assurance that Conatus will be able to successfully complete the merger and investors may disagree with the new focus of its business. The transaction will result in dilution to Conatus’ stockholders and could result in other restrictions that may affect its business. Further, if completed, the merger ultimately may not deliver the anticipated benefits or enhance stockholder value.

If Conatus is unable to complete the merger, Conatus cannot predict whether and to what extent it would be successful in consummating an alternative transaction, the timing of such a transaction or its future cash needs required to complete such a transaction. Therefore, Conatus may be required to pursue a dissolution and liquidation. In such an event, the amount of cash, if any, available for distribution to its shareholders will depend heavily on the timing of such decision and Conatus’ other financial obligations. In addition, with the passage of time, the amount of cash, if any, available for distribution will be reduced as Conatus continues to fund its operations. Furthermore, Conatus may be subject to litigation or other claims related to the Merger Agreement.

Business development activity involves numerous risks, including the risks that Conatus may be unable to integrate an acquired business successfully and that Conatus may assume liabilities that could adversely affect it.

In order to enhance shareholder value, on January 28, 2020, Conatus entered into the Merger Agreement with Histogen. Conatus cannot be sure the merger will result in a successful acquisition, development or launch of products that will prove to be commercially successful or will improve the long-term profitability of Conatus’ business. Acquisitions or licenses could require Conatus to raise significant capital and potentially incur significant dilution through the issuance of new shares of capital stock. These strategic transactions involve many risks, including, but not limited to, the following:

•	difficulties in achieving identified financial revenue synergies, growth opportunities, operating synergies and cost savings;

•	difficulties in assimilating the personnel, operations and products of an acquired company, and the potential loss of key employees;

•	difficulties in consolidating information technology platforms, business applications and corporate infrastructure;

•	difficulties in integrating Conatus’ corporate culture with local customs and cultures;

•	possible overlap between Conatus products or customers and those of an acquired entity that may create conflicts in relationships or other commitments detrimental to the integrated businesses;

•	Conatus’ inability to achieve expected revenues and gross margins for any products Conatus may acquire;

•	the diversion of management’s attention from other business concerns;

•

risks and challenges of entering or operating in markets in which Conatus has limited or no prior experience, including the unanticipated effects of export controls, exchange rate fluctuations, foreign legal and regulatory requirements, and foreign political and economic conditions; and

•	difficulties in reorganizing, winding-down or liquidating operations if not successful.

In addition, foreign acquisitions involve numerous risks, including those related to changes in local laws and market conditions and due to the absence of policies and procedures sufficient to assure compliance by a foreign entity with United States regulatory and legal requirements. Business development activities require significant transaction costs, including substantial fees for investment bankers, attorneys, and accountants. Any acquisition could result in Conatus’ assumption of material unknown and/or unexpected liabilities. Conatus also cannot provide assurance that it will achieve any cost savings or synergies relating to recent or future acquisitions. Additionally, in any acquisition agreement, the negotiated representations, warranties and agreements of the selling parties may not entirely protect Conatus, and liabilities resulting from any breaches could exceed negotiated indemnity limitations. These factors could impair Conatus’ growth and ability to compete, divert resources from other potentially more profitable areas, or otherwise cause a material adverse effect on its business, financial position and results of operations.

The financial statements of acquired companies, or those that may be acquired in the future, are prepared by management of such companies and are not independently verified by Conatus’ management. In addition, any pro forma financial statements prepared by Conatus to give effect to such acquisitions may not accurately reflect the results of operations of such companies that would have been achieved had the acquisition of such entities been completed at the beginning of the applicable periods.

If Conatus does not successfully consummate a strategic transaction, its board of directors may decide to pursue a dissolution and liquidation of Conatus. In such an event, the amount of cash available for distribution to Conatus stockholders will depend heavily on the timing of such liquidation as well as the amount of cash that will need to be reserved for commitments and contingent liabilities.

There can be no assurance that the process to identify a strategic transaction will result in a successfully consummated transaction. If no transaction is completed, Conatus’ board of directors may decide to pursue a dissolution and liquidation of the company. In such an event, the amount of cash available for distribution to Conatus stockholders will depend heavily on the timing of such decision and, ultimately, such liquidation, since the amount of cash available for distribution continues to decrease as Conatus funds its operations while it evaluates its strategic alternatives. In addition, if the Conatus board of directors was to approve and recommend, and its stockholders were to approve, a dissolution and liquidation of the company, Conatus would be required under Delaware corporate law to pay its outstanding obligations, as well as to make reasonable provision for contingent and unknown obligations, prior to making any distributions in liquidation to its stockholders. Conatus’ commitments and contingent liabilities may include (i) regulatory and clinical obligations; (ii) obligations under its employment and related agreements with certain employees that provide for severance and other payments following a termination of employment occurring for various reasons, including a change in control of Conatus; (iii) potential litigation against Conatus, and other various claims and legal actions arising in the ordinary course of business; and (iv) non-cancelable facility lease obligations. As a result of this requirement, a portion of Conatus’ assets may need to be reserved pending the resolution of such obligations. In addition, Conatus may be subject to litigation or other claims related to a dissolution and liquidation of the company. If a dissolution and liquidation were pursued, the Conatus board of directors, in consultation with its advisors, would need to evaluate these matters and make a determination about a reasonable amount to reserve. Accordingly, holders of Conatus common stock could lose all or a significant portion of their investment in the event of a liquidation, dissolution or winding up of the company.

Conatus is substantially dependent on its remaining employees to facilitate the consummation of a strategic transaction. Conatus could lose such key employees, in particular, as a result of the recent emricasan trial results and the restructuring plans it commenced in June 2019 and September 2019.

In order to extend its resources, Conatus commenced a restructuring plan in June 2019 that included reducing staff by approximately 40% and suspending development of its inflammasome disease candidate, CTS-2090, and another restructuring plan in September 2019 that included further reducing staff by another approximately 40%. Conatus’ cash conservation activities may yield unintended consequences, such as attrition beyond its planned reduction in workforce and reduced employee morale, which may cause remaining employees to seek alternative employment. Conatus’ ability to successfully complete a strategic transaction depends in large part on its ability to retain certain of its remaining personnel. Despite Conatus’ efforts to retain these employees, one or more may terminate their employment with it on short notice. The loss of the services of any of these employees could potentially harm Conatus’ ability to evaluate and pursue strategic alternatives, as well as fulfill its reporting obligations as a public company.

Conatus conducts its operations at its leased facility in San Diego, California. This region is headquarters to many other biopharmaceutical companies and many academic and research institutions. Competition for skilled personnel in its market is very intense and may limit Conatus’ ability to hire and retain highly qualified personnel on acceptable terms, and the ability to retain its key employees is critical to its ability to effectively manage its resources and to consummate a strategic transaction. Although Conatus is completing clinical trial closeout activities for emricasan and has suspended development of CTS-2090, if it resumes the development of emricasan, CTS-2090 or new therapeutic products, such development requires expertise from a number of different disciplines, some of which are not widely available. The inability to recruit or loss of the services of any executive, key employee, consultant or advisor may impede Conatus’ ability to identify and execute on a strategic path forward.

Conatus’ key employees have a significant amount of know-how and experience in its company, and the loss of one or more of them could have a material and adverse effect on its operations or ability to consummate a strategic transaction.

In order to induce valuable employees to remain with Conatus, in addition to salary and cash incentives, Conatus has provided equity options that vest over time. In August 2019, Conatus effected a one-time option exchange, wherein certain employees were offered the opportunity to exchange eligible outstanding stock options with exercise prices that are significantly higher than the current fair market value of its common stock for the grant of a lesser number of RSUs. The participants received one new RSU for every two stock options tendered for exchange. The value to employees of the RSUs may be significantly affected by movements in Conatus’ stock price that are beyond its control and may at any time be insufficient to counteract more lucrative offers from other companies, particularly in light of the recent emricasan trial results and restructuring plans.

The loss of the services of existing personnel or the failure to recruit additional, suitable key scientific, managerial, clinical, regulatory, operational and other personnel in a timely manner could harm Conatus’ business. Conatus may experience difficulty in hiring and retaining highly-skilled employees with appropriate qualifications as needed, particularly in light of the recent emricasan trial results. If Conatus fails to attract new personnel or fails to retain and motivate its current personnel, its business and future growth prospects and its ability to consummate a strategic transaction would be harmed.

Although Conatus has employment agreements with its key employees, these employment agreements provide for at-will employment, which means that any of its employees can leave Conatus’ employment at any time, with or without notice. Conatus does not maintain “key man” insurance policies on the lives of these individuals or the lives of any of its other employees. Conatus’ success also depends on its ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers as well as junior, mid-level and senior scientific and medical personnel.

Risks Related to Conatus’ Business and Industry

Although Conatus has suspended its research and development activities related to emricasan, if it resumes the clinical development of emricasan, its business may be dependent on the success of a single clinical-stage product candidate, emricasan, which will require significant additional clinical testing before Conatus can seek regulatory approval and potentially launch commercial sales.

Although Conatus has suspended its research and development activities related to emricasan, if it resumes the clinical development of emricasan, Conatus’ future success will depend on its ability to obtain regulatory approval for, and then successfully commercialize, its only clinical-stage product candidate, emricasan. Conatus has not completed the development of any product candidates. Conatus generates no revenues from sales of any drugs, and it may never be able to develop a marketable drug. Emricasan will require additional clinical and non-clinical development, regulatory review and approval in multiple jurisdictions, substantial investment, access to sufficient commercial manufacturing capacity and significant marketing efforts before Conatus can generate any revenues from product sales.

In December 2016, Conatus entered into the Collaboration Agreement with Novartis pursuant to which it granted Novartis an exclusive license to collaborate with Conatus to develop products containing emricasan either as a single active ingredient or in combination with other Novartis compounds for liver cirrhosis or liver fibrosis. In June 2019, Conatus announced that top-line results from its ENCORE-LF clinical trial of emricasan did not meet the primary endpoint, and were discontinuing further treatment of patients enrolled in the ENCORE-LF clinical trial. In addition, results from the 24-week extension in Conatus’ ENCORE-PH clinical trial of emricasan were consistent with results from the initial 24-week treatment period and did not meet predefined objectives. Previously, in March 2019, Conatus announced that top-line results from the Phase 2b ENCORE-NF clinical trial of emricasan also did not meet the primary endpoint. Consequently, Conatus and Novartis entered into an amendment to the Collaboration Agreement, pursuant to which they mutually agreed to terminate the Collaboration Agreement, and Conatus has no further development plans for emricasan.

If Conatus resumes clinical development of emricasan, there is no guarantee that future clinical trials will be completed on time or at all or that any future clinical trials will commence on time or at all, and the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of its clinical trials. Even if such regulatory authorities agree with the design and implementation of Conatus’ clinical trials, it cannot guarantee you that such regulatory authorities will not change their requirements in the future. In addition, even if future clinical trials are successfully completed, Conatus cannot guarantee that the FDA or foreign regulatory authorities will interpret the results as it does, and more trials would likely be required before Conatus submits emricasan for approval. To the extent that the results of the clinical trials are not satisfactory to the FDA or foreign regulatory authorities for support of a marketing application, approval of emricasan may be significantly delayed, or Conatus may be required to expend significant additional resources, which may not be available to Conatus, to conduct additional trials in support of potential approval of emricasan.

If Conatus resumes clinical development of emricasan, Conatus cannot anticipate when or if it will seek regulatory review of emricasan for any indication. Conatus has not previously submitted a new drug application, or NDA, to the FDA, or similar drug approval filings to comparable foreign authorities. An NDA must include extensive preclinical and clinical data and supporting information to establish the product candidate’s safety and effectiveness for each desired indication. An NDA must also include significant information regarding the chemistry, manufacturing and controls for the product. Obtaining approval of an NDA is a lengthy, expensive and uncertain process and may not be obtained. Conatus has not received marketing approval for any product candidate, and Conatus cannot be certain that emricasan will be successful in future clinical trials or receive regulatory approval for any indication. If Conatus does not receive regulatory approvals for and successfully commercialize emricasan on a timely basis or at all, Conatus may not be able to continue its operations. Even if Conatus successfully obtains regulatory approvals to market emricasan, its revenues will be dependent on the ability to commercialize emricasan as well as the size of the markets in the territories for which Conatus gains regulatory approval and has commercial rights.

If Conatus resumes the development of any product candidates, additional capital that Conatus may need to operate or expand its business may not be available.

Conatus may require additional capital to operate or expand its business. The failure of emricasan in recent trials to meet the primary endpoints may make it very difficult for Conatus to seek and obtain financing from the capital markets on favorable terms, or at all. If Conatus raises additional funds through the issuance of equity or convertible securities, the percentage ownership of holders of its common stock could be substantially diluted, and these newly issued securities may have rights, preferences or privileges senior to those of holders of its common stock. Furthermore, volatility in the credit or equity markets may have an adverse effect on Conatus’ ability to obtain debt or equity financing or the cost of such financing. If Conatus does not have funds available to enhance any potential product candidates, maintain the competitiveness of its technology and pursue business opportunities, this could have an adverse effect on its business, operating results and financial condition.

Emricasan was the subject of a clinical hold imposed by the FDA while under development by Pfizer Inc. due to a preclinical observation. Although the clinical hold has been lifted, any adverse side effects or other safety risks associated with emricasan could, if Conatus resumes the development of emricasan, delay or preclude approval of the product candidate, cause Conatus to suspend or discontinue its clinical trials or limit the commercial profile of emricasan.

When Conatus acquired emricasan from Pfizer in 2010, emricasan was on clinical hold in the United States due to an observation of inflammatory infiltrates in mice that Pfizer saw in a preclinical study and reported to the FDA in 2007. Pfizer performed additional preclinical studies attempting to characterize the nature of the inflammatory infiltrates, but did not carry out a formal carcinogenicity study to evaluate whether or not the infiltrates progressed to cancer. These infiltrates observed in mice were not observed in any other species. In 2008, Pfizer stopped work on the program. After acquiring emricasan, Conatus conducted a thorough internal review of these studies, commissioned several independent experts to review the data and, based on guidance from the FDA, conducted a 6-month carcinogenicity study in the Tg.rasH2 transgenic mouse model, which is known to be predisposed toward tumor development. This study was completed in 2012. There was no evidence of drug-related tumorgenicity in its carcinogenicity study, and after further discussions with the FDA, Conatus was cleared in January 2013 to proceed with Conatus’ previously planned HCV-POLT clinical trial, formally lifting emricasan from clinical hold in the United States. Emricasan was never placed on clinical hold outside the United States. Conatus cannot assure you that emricasan will not be placed on clinical hold in the future for similar or unrelated reasons.

In addition, undesirable side effects caused by emricasan could result in the delay, suspension or termination of clinical trials by Conatus, the FDA or other regulatory authorities or institutional review boards, or IRBs, for a number of reasons. To date, over 1,000 subjects have received emricasan in Phase 1 and Phase 2 clinical trials. Although most of the adverse events reported in relation to emricasan in these trials were mild to moderate, results of future trials could reveal a high and unacceptable severity and prevalence of these or other side effects, including, potentially, more severe side effects. In such an event, Conatus’ trials could be suspended or terminated, and the FDA or comparable foreign regulatory authorities could order Conatus to cease further development of, or deny approval of, emricasan for any or all targeted indications. In addition, the drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the clinical trial or result in potential product liability claims. Even if regulatory authorities granted approval of emricasan, if adverse events caused regulatory authorities to impose a restrictive label or if physicians’ perceptions of emricasan’s safety caused them to limit their use of the drug, Conatus’ ability to generate sufficient sales of emricasan could be limited. Any of these occurrences may harm Conatus’ business, prospects, financial condition and results of operations significantly.

Clinical drug development involves uncertain outcomes, and results of earlier studies and trials may not be predictive of future trial results.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. For example, in late 2011, Conatus ceased clinical development of a product candidate, CTS-1027, for which it had incurred $31.3 million in research and development expenses prior to such time. The results of preclinical studies and early clinical trials of emricasan may not be predictive of the results of later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or safety profiles, notwithstanding promising results in earlier trials.

Emricasan has been the subject of eight completed Phase 1 and twelve completed Phase 2 clinical trials. Conatus cannot be certain that any of its future clinical trials will be successful. Failure in one indication may have negative consequences for the development of emricasan for other indications. Any such failure may harm Conatus’ business, prospects and financial condition. For example, the Phase 2b POLT-HCV-SVR, the Phase 2b ENCORE-PH, the Phase 2b ENCORE-NF and the Phase 2b ENCORE-LF clinical trials did not meet their primary endpoints. As a result of the recent clinical failures of emricasan, Conatus discontinued development of emricasan in 2019.

The FDA regulatory approval process is lengthy and time-consuming, and if Conatus resumes development of emricasan or CTS-2090, it could experience significant delays in the clinical development and regulatory approval of emricasan or CTS-2090, its business will be substantially harmed.

Conatus may experience delays in commencing and completing clinical trials of emricasan or CTS-2090. For example, based on data in 2013 regarding a new HCV antiviral being developed by another company, Conatus chose to delay and change its previously planned Phase 2b/3 HCV-POLT clinical trial to the Phase 2b POLT-HCV-SVR clinical trial. Conatus does not know whether planned clinical trials will begin on time, need to be redesigned, enroll patients on time or be completed on schedule, if at all. Any of Conatus future clinical trials may be delayed for a variety of reasons, including delays related to:

•	the availability of financial resources for Conatus to commence and complete its planned clinical trials;

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reaching agreement on acceptable terms with prospective contract research organizations (“CROs”), and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

•	obtaining IRB approval at each clinical trial site;

•	obtaining regulatory approval for clinical trials in each country;

•	recruiting suitable patients to participate in clinical trials;

•	having patients complete a clinical trial or return for post-treatment follow-up;

•	clinical trial sites deviating from trial protocol or dropping out of a trial;

•	adding new clinical trial sites;

•	developing one or more new formulations or routes of administration; or

•	manufacturing sufficient quantities of its product candidate for use in clinical trials.

Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the clinical trial, the design of the clinical trial, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications Conatus is investigating. In addition, significant numbers of patients who enroll in Conatus’ clinical trials may drop out during the clinical trials for various reasons. Conatus believes it appropriately accounts for such increased risk of dropout rates in its trials when determining expected clinical trial timelines, but Conatus cannot assure you that its assumptions are correct, or that it will not experience higher numbers of dropouts than anticipated, which would result in the delay of completion of such trials beyond its expected timelines. For example, Conatus’ previous Phase 2b ACLF clinical trial experienced lower than expected enrollment rates, and Conatus elected to complete the trial prior to reaching the initial targeted number of patients.

Conatus could encounter delays if physicians encounter unresolved ethical issues associated with enrolling patients in clinical trials of emricasan or CTS-2090 in lieu of prescribing existing treatments that have established safety and efficacy profiles. Further, a clinical trial may be suspended or terminated by Conatus, the IRBs in the institutions in which such trials are being conducted, the data monitoring committee for such trial, or by the FDA or other regulatory authorities due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or Conatus’ clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product candidate, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. If Conatus experiences termination of, or delays in the completion of, any clinical trial of its product candidates, the commercial prospects for such product candidate will be harmed, and Conatus’ ability to generate product revenues will be delayed. In addition, any delays in completing Conatus’ clinical trials will increase its costs, slow down its product development and approval process and jeopardize its ability to commence product sales and generate revenues. Any of these occurrences may harm Conatus’ business, prospects, financial condition and results of operations significantly. Furthermore, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of a product candidate.

The clinical trials for emricasan and CTS-2090 involve a high degree of uncertainty and risk of failure, and some of Conatus’ development activities involve indications with little or no previous product candidate development activities as well as patient populations with critical illnesses and potential challenges for enrollment and participation in clinical trials.

In connection with clinical trials, Conatus faces risks that:

•	IRBs may delay approval of, or fail to approve, a clinical trial at a prospective site;

•	there may be a limited number of, and significant competition for, suitable patients for enrollment in the clinical trials;

•	there may be slower than expected rates of patient recruitment and enrollment;

•	patients may fail to complete the clinical trials;

•	there may be an inability or unwillingness of patients or medical investigators to follow Conatus’ clinical trial protocols;

•	there may be an inability to monitor patients adequately during or after treatment;

•	there may be termination of the clinical trials by one or more clinical trial sites;

•	unforeseen ethical or safety issues may arise;

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conditions of patients may deteriorate rapidly or unexpectedly, which may cause the patients to become ineligible for a clinical trial or may prevent emricasan or CTS-2090 from demonstrating efficacy or safety;

•	patients may die or suffer other adverse effects for reasons that may or may not be related to Conatus’ product candidate being tested;

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Conatus may not be able to sufficiently standardize certain of the tests and procedures that are part of Conatus’ clinical trials because such tests and procedures are highly specialized and involve a high degree of expertise;

•	a product candidate may not prove to be efficacious in all or some patient populations;

•	the results of the clinical trials may not confirm the results of earlier trials;

•	the results of the clinical trials may not meet the level of statistical significance required by the FDA or other regulatory agencies; and

•	a product candidate may not have a favorable risk/benefit assessment in the disease areas studied.

Conatus cannot assure you that any future clinical trial for emricasan or CTS-2090 will be started or completed on schedule, or at all. Any failure or significant delay in completing clinical trials for Conatus’ product candidates would harm the commercial prospects for such product candidate and adversely affect Conatus’ financial results. Difficulties and failures can occur at any stage of clinical development, and Conatus cannot assure you that it will be able to successfully complete the development and commercialization of any product candidate in any indication.

If Conatus resumes development of emricasan and is unable to obtain regulatory approval of emricasan, Conatus will not be able to commercialize this product candidate and its business will be adversely impacted.

Conatus has not obtained regulatory approval for any product candidate. If Conatus fails to obtain regulatory approval to market emricasan, its only clinical-stage product candidate, it will be unable to sell emricasan, which will significantly impair its ability to generate revenues. To receive approval, Conatus must, among other things, demonstrate with substantial evidence from clinical trials that the product candidate is both safe and effective for each indication for which approval is sought, and failure can occur in any stage of development. Satisfaction of the approval requirements typically takes several years, and the time and money needed to satisfy them may vary substantially, based on the type, complexity and novelty of the pharmaceutical product. Conatus has not commenced any Phase 3 clinical trials of emricasan to date, and Conatus cannot predict if, or when, its future clinical trials will generate the data necessary to support an NDA and if, or when, it might receive regulatory approvals for emricasan.

The FDA generally requires two confirmatory clinical trials for approval of an NDA. Under the FDA’s Accelerated Approval Program, the FDA may grant “accelerated approval” to product candidates that have been studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit to patients over existing treatments. Accelerated approval provides a pathway for an investigational product to be approved on the basis of adequate and well-controlled clinical studies establishing that the product candidate has an effect on a surrogate endpoint that the FDA considers reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. The Accelerated Approval Program does not change the statutory requirements for marketing approval. In addition, as a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical studies. The FDA also generally requires pre-approval of promotional materials as a condition of accelerated approval.

Emricasan could fail to receive regulatory approval for many reasons, including the following:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of clinical trials;

•	Conatus may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that emricasan is safe and effective for any of its proposed indications;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	Conatus may be unable to demonstrate that emricasan’s clinical and other benefits outweigh its safety risks;

•	the FDA or comparable foreign regulatory authorities may disagree with Conatus’ interpretation of data from preclinical studies or clinical trials;

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the data collected from clinical trials of emricasan may not be sufficient to the satisfaction of the FDA or comparable foreign regulatory authorities to support the submission of an NDA or other comparable submission in foreign jurisdictions or to obtain regulatory approval in the United States or elsewhere;

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the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which Conatus contracts for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering Conatus’ clinical data insufficient for approval.

This lengthy approval process as well as the unpredictability of future clinical trial results may result in Conatus’ failure to obtain regulatory approval to market emricasan, which would significantly harm its business, prospects, financial condition and results of operations. In addition, even if Conatus were to obtain approval, regulatory authorities may grant approval contingent on the performance of costly post-marketing clinical trials or the imposition of a risk evaluation and mitigation strategy, or REMS, requiring substantial additional post-approval safety measures. Moreover, any approvals that Conatus may obtain may not cover all of the clinical indications for which it is seeking approval or could contain significant limitations in the form of narrow indications, warnings, precautions or contra-indications with respect to conditions of use. In such event, Conatus’ ability to generate revenues would be greatly reduced and its business would be harmed.

Changes in funding for the FDA and other government agencies could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new products and services from being developed or commercialized in a timely manner, which could negatively impact Conatus’ business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including (i) government budget and funding levels, (ii) the ability to hire and retain key personnel and accept the payment of user fees and (iii) statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect its business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process Conatus’ regulatory submissions, which could have a material adverse effect on its business.

Even if Conatus resumes development of any product candidate and obtains and maintains regulatory approval for a product candidate in one jurisdiction, it may never obtain regulatory approval for such product candidate in any other jurisdiction, which would limit its market opportunities and adversely affect Conatus’ business.

Obtaining and maintaining regulatory approval for a product candidate in one jurisdiction does not guarantee that Conatus will be able to obtain or maintain regulatory approval in any other jurisdiction. For example, even if the FDA grants marketing approval for a product candidate, comparable regulatory authorities in foreign countries must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials. In many countries outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that country. In some cases, the price that Conatus intends to charge for its products is also subject to approval. Conatus is expected to submit a marketing authorization application, (“MAA”), to the European Medicines Agency, (“EMA”), for approval of a product candidate in the European Union, (the “EU”). As with the FDA, obtaining approval of an MAA from the EMA is a similarly lengthy and expensive process, and the EMA has its own procedures for approval of product candidates. Even if a product is approved, the FDA or the EMA, as the case may be, may limit the indications for which the product may be marketed, require extensive warnings on the product labeling, require a REMS or require expensive and time-consuming clinical trials or reporting as conditions of approval. Regulatory authorities in countries outside of the United States and the EU also have requirements for approval of product candidates with which Conatus must comply prior to marketing in those countries. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for Conatus and could delay or prevent the introduction of its products in certain countries.

Further, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not ensure approval in any other country, while a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory approval process in others. Also, regulatory approval for any product candidate may be withdrawn. If Conatus fails to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, its target market will be reduced and its ability to realize the full market potential of a product candidate will be harmed, which would adversely affect its business, prospects, financial condition and results of operations.

If Conatus resumes the clinical development and receives regulatory approval for a product candidate, Conatus will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. Additionally, a product candidate, if approved, could be subject to labeling and other restrictions and market withdrawal, and Conatus may be subject to penalties if it fails to comply with regulatory requirements or experiences unanticipated problems with such product candidate.

Any regulatory approvals that Conatus receives for a product candidate may be subject to limitations on the approved indicated uses for which such product candidate may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require a REMS in order to approve a product candidate, which could entail requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves a product candidate, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for such product candidate will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with current good manufacturing practices, (“cGMPs”), and good clinical practice regulations, (“GCPs”), for any clinical trials that it conducts post-approval. Later discovery of previously unknown problems with a product candidate, including adverse events of unanticipated severity or frequency, or with its third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

•	fines, warning letters or holds on clinical trials;

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refusal by the FDA or comparable foreign regulatory authorities to approve pending applications or supplements to approved applications filed by Conatus or suspension or revocation of license approvals;

•	product seizure or detention, or refusal to permit the import or export of the product; and

•	injunctions or the imposition of civil or criminal penalties.

The FDA’s and other regulatory authorities’ policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of a product candidate. For example, in December 2016, the 21st Century Cures Act, or Cures Act, was signed into law. The Cures Act, among other things, is intended to modernize the regulation of drugs and spur innovation. If Conatus is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if Conatus is not able to maintain regulatory compliance, it may lose any marketing approval that it may have obtained, and it may not achieve or sustain profitability, which would adversely affect its business, prospects, financial condition and results of operations.

Conatus also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. For example, certain policies of the Trump administration may impact its business and industry. Namely, the Trump administration has taken several executive actions, including the issuance of a number of executive orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine regulatory and oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. It is difficult to predict how these executive orders will be implemented and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose constraints on the FDA’s ability to engage in oversight and implementation activities in the normal course, Conatus’ business may be negatively impacted.

Even if Conatus resumes development of and obtains regulatory approval for a product candidate, the product may not gain market acceptance among physicians, patients and others in the medical community.

If a product candidate is approved for commercialization, its acceptance will depend on a number of factors, including:

•	the clinical indications for which the product is approved;

•	physicians and patients considering a product candidate as a safe and effective treatment;

•	the potential and perceived advantages of the product over alternative treatments;

•	the prevalence and severity of any side effects;

•	product labeling or product insert requirements of the FDA or other regulatory authorities;

•	the timing of market introduction of the product as well as competitive products;

•	the cost of treatment in relation to alternative treatments;

•	the availability of adequate reimbursement and pricing by third-party payors and government authorities;

•	relative convenience and ease of administration; and

•	the effectiveness of Conatus’ sales and marketing efforts.

If a product candidate is approved but fails to achieve market acceptance among physicians, patients or others in the medical community, Conatus will not be able to generate significant revenues, which would have a material adverse effect on its business, prospects, financial condition and results of operations.

Coverage and reimbursement may be limited or unavailable in certain market segments for a product, which could make it difficult for Conatus to sell the product profitably.

Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs they will cover and the amount of reimbursement. Reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time-consuming and costly process that could require Conatus to provide to the payor supporting scientific, clinical and cost-effectiveness data for the use of its products. Conatus may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. If reimbursement of Conatus’ future products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, Conatus may be unable to achieve or sustain profitability.

Conatus may seek approval to market a product candidate in both the United States and in select foreign jurisdictions. If Conatus obtain approval in one or more foreign jurisdictions for a product candidate, it will be subject to rules and regulations in those jurisdictions. In some foreign countries, particularly those in the EU, the pricing of prescription pharmaceuticals and biologics is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval for a product candidate. In addition, market acceptance and sales of the product will depend significantly on the availability of adequate coverage and reimbursement from third-party payors for the product and may be affected by existing and future health care reform measures.

In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the health care system that could impact Conatus’ ability to sell its products profitably. In particular, in 2010, the Affordable Care Act, was enacted, which, among other things, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees on manufacturers of certain branded prescription drugs, required manufacturers to participate in a discount program for certain outpatient drugs under Medicare Part D and promoted programs that increase the federal government’s comparative effectiveness research, which will impact existing government healthcare programs and will result in the development of new programs. An expansion in the government’s role in the United States healthcare industry may further lower rates of reimbursement for pharmaceutical products.

Other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted. For example, the Budget Control Act of 2011 resulted in aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2027 unless additional Congressional action is taken. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

There have been, and likely will continue to be, legislative and regulatory proposals at the federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. For instance, there have recently been public hearings in the U.S. Congress concerning pharmaceutical product pricing, which have resulted in several Congressional inquiries and proposed and enacted legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for pharmaceutical products. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Conatus cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

•	the demand for a Conatus product candidate, if Conatus obtains regulatory approval;

•	Conatus’ ability to set a price that it believes is fair for its products;

•	product candidate ability to generate revenues and achieve or maintain profitability;

•	the level of taxes that Conatus is are required to pay; and

•	the availability of capital.

Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors, which may adversely affect Conatus’ future profitability.

A variety of risks associated with marketing products internationally could materially adversely affect Conatus’ business.

Conatus may seek regulatory approval for a product candidate outside of the United States and, accordingly, Conatus expects that it will be subject to additional risks related to operating in foreign countries if Conatus obtains the necessary approvals, including:

•	differing regulatory requirements in foreign countries;

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the potential for so-called parallel importing, which occurs when a local seller, faced with high or higher local prices, opts to import goods from a foreign market (with low or lower prices) rather than buying them locally;

•	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign taxes, including withholding of payroll taxes;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

•	difficulties staffing and managing foreign operations;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	potential liability under the Foreign Corrupt Practices Act of 1977 or comparable foreign regulations;

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challenges enforcing its contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geo-political actions, including war and terrorism.

These and other risks associated with its international operations may materially adversely affect Conatus’ ability to attain or maintain profitable operations.

If Conatus resumes the development of emricasan or CTS-2090 and fails to develop and commercialize any other product candidates, Conatus may be unable to grow its business.

Emricasan and CTS-2090 are Conatus’ only product candidates. In order to develop and commercialize any additional product candidates, Conatus may be required to invest significant resources to acquire or in-license the rights to such product candidates or to conduct drug discovery activities. In addition, any other product candidates will require additional, time-consuming development efforts prior to commercial sale, including preclinical studies, extensive clinical trials and approval by the FDA and applicable foreign regulatory authorities. All product candidates are prone to the risks of failure that are inherent in pharmaceutical product development, including the possibility that the product candidate will not be shown to be sufficiently safe and/or effective for approval by regulatory authorities. In addition, Conatus cannot assure you that it will be able to acquire, discover or develop any additional product candidates, or that any additional product candidates Conatus may develop will be approved, manufactured or produced economically, be successfully commercialized or widely accepted in the marketplace or be more effective than other commercially available alternatives. Research programs to identify new product candidates require substantial technical, financial and human resources whether or not Conatus ultimately identifies any candidates. If Conatus is unable to develop or commercialize emricasan, CTS-2090 or any other product candidates, its business and prospects will suffer.

Conatus cannot be certain that emricasan, CTS-2090 or any other product candidates that it develops will produce commercially viable drugs that safely and effectively treat liver, inflammasome-related or other diseases. Even if Conatus is successful in completing preclinical and clinical development and receiving regulatory approval for one commercially viable drug for the treatment of one disease, Conatus cannot be certain that it will also be able to develop and receive regulatory approval for other product candidates for the treatment of other forms of that disease or other diseases. If Conatus fails to develop a pipeline of potential product candidates other than emricasan or CTS-2090, Conatus will not have any prospects for commercially viable drugs should its efforts to develop and commercialize emricasan or CTS-2090 be unsuccessful, and its business prospects would be harmed significantly.

If Conatus resumes development of emricasan, it may not be able to obtain orphan drug exclusivity for emricasan for any indication.

In the United States, under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition. Such diseases and conditions are those that affect fewer than 200,000 individuals in the United States, or if they affect more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing and making a drug product available in the United States for these types of diseases or conditions will be recovered from sales of the product. Orphan Drug Designation must be requested before submitting an NDA. If the FDA grants Orphan Drug Designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by that agency. Orphan Drug Designation does not convey any advantage in or shorten the duration of the regulatory review and approval process, but it can lead to financial incentives, such as opportunities for grant funding toward clinical trial costs, tax advantages and user-fee waivers.

If a drug that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the drug is entitled to orphan drug marketing exclusivity for a period of seven years. Orphan drug marketing exclusivity generally prevents the FDA from approving another application, including a full NDA, to market the same drug or biological product for the same indication for seven years, except in limited circumstances, including if the FDA concludes that the later drug is safer, more effective or makes a major contribution to patient care. For purposes of small molecule drugs, the FDA defines “same drug” as a drug that contains the same active chemical entity and is intended for the same use as the drug in question. A designated orphan drug may not receive orphan drug marketing exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. Orphan drug marketing exclusivity rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.

The criteria for designating an orphan medicinal product in the EU are similar in principle to those in the United States. Under Article 3 of Regulation (EC) 141/2000, a medicinal product may be designated as orphan if (1) it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (2) either (a) such condition affects no more than five in 10,000 persons in the EU when the application is made, or (b) the product, without the benefits derived from orphan status, would not generate sufficient return in the EU to justify investment; and (3) there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the EU, or if such a method exists, the product will be of significant benefit to those affected by the condition, as defined in Regulation (EC) 847/2000. Orphan medicinal products are eligible for financial incentives such as reduction of fees or fee waivers and are, upon grant of a marketing authorization, entitled to ten years of market exclusivity for the approved therapeutic indication. The application for orphan designation must be submitted before the application for marketing authorization. The applicant will receive a fee reduction for the marketing authorization application if the orphan designation has been granted, but not if the designation is still pending at the time the marketing authorization is submitted. Orphan designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

The ten-year market exclusivity in the EU may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, for example, if the product is sufficiently profitable not to justify maintenance of market exclusivity. Additionally, marketing authorization may be granted to a similar product for the same indication at any time if:

•	the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior;

•	the applicant consents to a second orphan medicinal product application; or

•	the applicant cannot supply enough orphan medicinal product.

Conatus originally applied for Orphan Drug Designation for emricasan for the treatment of fibrosis in HCV-POLT patients in the United States and the EU. In late 2013, the FDA granted an Orphan Drug Designation for emricasan for the treatment of POLT patients with reestablished fibrosis to delay the progression to cirrhosis and end-stage liver disease. In the EU, Conatus withdrew the application based on feedback from the applicable regulatory body that emricasan may have efficacy in fibrosis outside of the HCV-POLT patient population. Conatus cannot assure you that it will be able to obtain orphan drug exclusivity for emricasan in any jurisdiction for the target indications in a timely manner or at all or that a competitor will not obtain orphan drug exclusivity that could block the regulatory approval of emricasan for several years. If Conatus is unable to obtain Orphan Drug Designation in the United States or in the EU, it will not receive market exclusivity, which might affect its ability to generate sufficient revenues. If a competitor is able to obtain orphan exclusivity that would block emricasan’s regulatory approval, its ability to generate revenues could be significantly reduced, which could harm Conatus’ business prospects, financial condition and results of operations.

If Conatus resumes development of emricasan, Conatus may be unable to maintain or effectively utilize orphan drug exclusivity for emricasan for any indication.

Conatus received Orphan Drug Designation from the FDA for emricasan for the treatment of POLT patients with reestablished fibrosis to delay the progression to cirrhosis and end-stage liver disease. Conatus may be unable to obtain regulatory approval for emricasan for this orphan population or any other orphan population, or Conatus may be unable to successfully commercialize emricasan for such orphan population due to risks that include:

•	the orphan patient population may change in size;

•	there may be changes in the treatment options for patients that may provide alternative treatments to emricasan;

•	the development costs may be greater than projected revenue of drug sales for the orphan indications;

•	the regulatory agencies may disagree with the design or implementation of Conatus’ clinical trials;

•	there may be difficulties in enrolling patients for clinical trials;

•	emricasan or may not prove to be efficacious in the orphan patient population;

•	clinical trial results may not meet the level of statistical significance required by the regulatory agencies; and

•	emricasan may not have a favorable risk/benefit assessment in the respective orphan indication.

If Conatus is unable to obtain regulatory approval for emricasan for any orphan population or is unable to successfully commercialize emricasan for such orphan population, it could harm Conatus’ business prospects, financial condition and results of operations.

Conatus may form or seek strategic alliances or collaborations in the future. Such alliances and collaborations may inhibit future opportunities, or Conatus may not realize the benefits of such collaborations or alliances.

Conatus may form or seek strategic alliances, joint ventures or collaborations or enter into licensing arrangements with other third parties that it believes will complement or augment its development and commercialization efforts with respect to its product candidates that it may develop. Future efforts for alliances or collaborations may also require Conatus to incur non-recurring and other charges, increase its near- and long-term expenditures, issue securities that dilute its existing stockholders or disrupt its management and business. In addition, Conatus faces significant competition in seeking appropriate strategic partners, and the negotiation process is time-consuming and complex. Furthermore, Conatus may not be able to realize the benefit of such transactions if it is unable to successfully integrate them with its existing operations and company culture. Conatus cannot be certain that, following a strategic transaction or license, it will achieve the revenues or specific net income that justifies such transaction.

Conatus’ business and operations would suffer in the event of system failures.

Despite the implementation of security measures, Conatus’ internal computer systems and those of its current and future CROs and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While Conatus has not experienced any such material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in its operations, it could result in a material disruption of its development programs and its business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in Conatus’ regulatory approval efforts and significantly increase its costs to recover or reproduce the data. Likewise, Conatus relies on third parties to manufacture its product candidates and conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on its business. To the extent that any disruption or security breach were to result in a loss of, or damage to, Conatus’ data or applications, or inappropriate disclosure of confidential or proprietary information, Conatus could incur liability and the further development and commercialization of its product candidates could be delayed.

Business disruptions could seriously harm Conatus’ future revenues and financial condition and increase its costs and expenses.

Conatus’ operations could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or manmade disasters or business interruptions, for which it is predominantly self-insured. For example, in December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China. The coronavirus has impacted the global economy, including limiting travel to China and Europe, and may impact our operations including potential interruption of our clinical operations and supply chain. The extent to which the coronavirus will impact our results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. The occurrence of any of these business disruptions could seriously harm Conatus’ operations and financial condition and increase its costs and expenses. Conatus relies on third-party manufacturers to produce its product candidates. Conatus’ ability to obtain clinical supplies of its product candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption. Conatus’ corporate headquarters is located in California near major earthquake faults and fire zones. The ultimate impact on Conatus, its significant suppliers and its general infrastructure of being located near major earthquake faults and fire zones and being consolidated in certain geographical areas is unknown, but Conatus’ operations and financial condition could suffer in the event of a major earthquake, fire or other natural disaster.

Conatus relies significantly on information technology, which faces certain risks, and any failure, inadequacy, interruption or security lapse of that technology, including any cybersecurity incidents, could harm its ability to operate its business effectively.

Conatus relies significantly on its information technology to effectively manage and conduct its business and operations. Any failure, inadequacy or interruption of that infrastructure or security lapse of that technology, including cybersecurity incidents, could harm Conatus’ ability to operate its business effectively. In the ordinary course of business, Conatus collects, stores and transmits confidential information, and it is critical that Conatus does so in a secure manner in order to maintain the confidentiality and integrity of such confidential information. Significant disruptions to Conatus’ information technology systems or breaches of information security could adversely affect its business. Conatus’ information technology systems are potentially vulnerable to service interruptions and security breaches from inadvertent or intentional actions by its employees, partners, vendors, or from attacks by malicious third parties. Maintaining the secrecy of this confidential, proprietary, and/or trade secret information is important to Conatus’ competitive business position. While Conatus has taken steps to protect such information and invested in information technology, there can be no assurance that its efforts will prevent service interruptions or security breaches in its systems or the unauthorized or inadvertent wrongful access or disclosure of confidential information that could adversely affect its business operations or result in the loss, dissemination, or misuse of critical or sensitive information. Cybersecurity attacks in particular are evolving and include, but are not limited to, malicious software, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, misappropriation of its confidential or otherwise protected information and corruption of data. A breach of Conatus’ security measures or the accidental loss, inadvertent disclosure, unapproved dissemination or misappropriation or misuse of trade secrets, proprietary information, or other confidential information, whether as a result of theft, hacking, or other forms of deception, or for any other cause, could enable others to produce competing products, use its proprietary technology and/or adversely affect its business position. Further, a breach in security, unauthorized access resulting in misappropriation, theft, or sabotage with respect to its proprietary and confidential information, including research or clinical data, could require significant capital investments to remediate and could adversely affect Conatus’ business, financial condition and results of operations.

Conatus’ employees, independent contractors, principal investigators, consultants, commercial collaborators, service providers and other vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

Conatus is exposed to the risk that its employees, independent contractors, principal investigators, consultants, commercial collaborators, service providers and other vendors may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to Conatus that violate FDA laws and regulations, including those laws that require the reporting of true, complete and accurate information to the FDA, manufacturing standards, federal and state healthcare fraud and abuse laws and regulations, or laws that require the true, complete and accurate reporting of financial information or data. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to Conatus’ reputation. Conatus has adopted a code of business conduct and ethics, but it is not always possible to identify and deter third-party misconduct, and the precautions Conatus takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting it from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against Conatus, and Conatus is not successful in defending itself or asserting its rights, those actions could have a significant impact on its business, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, reputational harm, diminished profits and future earnings, and curtailment of its operations, any of which could adversely affect its ability to operate its business and its results of operations.

Conatus’ current and future relationships with investigators, health care professionals, consultants, third-party payors and customers will be subject to applicable healthcare regulatory laws. Conatus or its collaborators’ failure to comply with those laws could have a material adverse effect on its results of operations and financial condition.

Conatus’ business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors and customers, may expose it to broadly applicable fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which Conatus conducts its operations, including how it researches, markets, sells and distributes its product candidates for which it obtains marketing approval. Such laws include, without limitation:

•

the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information;

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the federal healthcare programs’ Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs, such as the Medicare and Medicaid programs. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;

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federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent;

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federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

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the federal Physician Payment Sunshine Act, which requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the government information related to payments or other “transfers of value” made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and requires applicable manufacturers and group purchasing organizations to report annually to the government ownership and investment interests held by the physicians described above and their immediate family members and payments or other “transfers of value” to such physician owners (manufacturers are required to submit reports to the government by the 90th day of each calendar year);

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

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state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information; and state and foreign laws governing the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by the Health Insurance Portability and Accountability Act, thus complicating compliance efforts; and

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similar healthcare laws and regulations in the European Union and other non-U.S. jurisdictions, including reporting requirements detailing interactions with and payments to healthcare providers and laws governing the privacy and security of certain protected information, such as the General Data Protection Regulation, (“GDPR”), which imposes obligations and restrictions on the collection and use of personal data relating to individuals located in the EU (including health data).

If Conatus or its collaborators’ operations are found to be in violation of any of such laws or any other governmental regulations that apply to Conatus, it may be subject to penalties, including civil and criminal penalties, damages, fines, the curtailment or restructuring of its operations, the exclusion from participation in federal and state healthcare programs or similar programs in other countries or jurisdictions, integrity oversight and reporting obligations to resolve allegations of non-compliance, and individual imprisonment, any of which could adversely affect its ability to operate Conatus’ business and its results of operations.

Risks Related to Conatus’ Reliance on Third Parties

Since Conatus and Novartis terminated the Collaboration Agreement, Conatus will not receive any future milestone, royalty or profit and loss sharing payments under the Collaboration Agreement, and Conatus may not be able to enter into a similar agreement on favorable terms, or at all.

In June 2019, Conatus announced that top-line results from its ENCORE-LF clinical trial of emricasan did not meet the primary endpoint, and Conatus was discontinuing further treatment of patients enrolled in the ENCORE-LF clinical trial. In addition, results from the 24-week extension in Conatus’ ENCORE-PH clinical trial of emricasan were consistent with results from the initial 24-week treatment period and did not meet predefined objectives. Previously, in March 2019, Conatus announced that top-line results from the Phase 2b ENCORE-NF clinical trial of emricasan also did not meet the primary endpoint. Consequently, Conatus and Novartis entered into an amendment to the Collaboration Agreement, pursuant to which they mutually agreed to terminate the Collaboration Agreement in September 2019.

As a result, Conatus will not receive additional milestones under the Collaboration Agreement, and Conatus may be unable to raise the additional capital required to further develop and commercialize emricasan, if it resumes development, or enter into a collaboration agreement with another pharmaceutical company with equivalent or comparable terms, or at all. Further, any delays in entering into new strategic partnership agreements related to emricasan could delay the development and commercialization of emricasan, which would harm Conatus’ business, prospects, financial condition and results of operations. In addition, a strategic transaction may not result in any future development and commercialization of emricasan, which would harm Conatus’ business, prospects, financial condition and results of operations.

Conatus relies on third parties to conduct its clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, Conatus may not be able to obtain regulatory approval for or commercialize a product candidate, and its business could be substantially harmed.

Conatus anticipates that it will continue to engage one or more third-party CROs in connection with future clinical trials for any product candidate. Conatus relies heavily on these parties for execution of its clinical trials, and it controls only certain aspects of their activities. Nevertheless, Conatus is responsible for ensuring that each of its trials is conducted in accordance with applicable protocol, legal, regulatory and scientific standards, and its reliance on its CROs does not relieve it of its regulatory responsibilities. Conatus and its CROs are required to comply with GCPs, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for product candidates in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If Conatus or any of its CROs fail to comply with applicable GCPs, the clinical data generated in its clinical trials may be deemed unreliable, and the FDA or comparable foreign regulatory authorities may require Conatus to perform additional clinical trials before approving its marketing applications. Conatus cannot assure you that, upon inspection, such regulatory authorities will determine that any of its clinical trials comply with the GCPs. In addition, Conatus’ clinical trials must be conducted with drug product produced under cGMP regulations and will require a large number of test subjects. Conatus’ failure or any failure by its CROs to comply with these regulations or to recruit a sufficient number of patients may require Conatus to repeat clinical trials, which would delay the regulatory approval process. Moreover, Conatus’ business may be implicated if any of its CROs violate federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws. Conatus’ CROs are not its employees and, except for remedies available to Conatus under its agreements with such CROs, it cannot control whether or not they devote sufficient time and resources to Conatus’ ongoing preclinical, clinical and nonclinical programs. These CROs may also have relationships with other commercial entities, including its competitors, for whom they may also be conducting clinical trials or other drug development activities, which could affect their performance on Conatus’ behalf. Conatus’ clinical trials may be extended, delayed or terminated if CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to Conatus’ clinical protocols or regulatory requirements or for other reasons. As a result, Conatus may not be able to complete development of, obtain regulatory approval for or successfully commercialize any product candidate. Therefore, Conatus’ financial results and the commercial prospects for any product candidate would be harmed, Conatus’ costs could increase and its ability to generate revenues could be delayed.

Switching or adding CROs involves substantial cost and requires extensive management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact Conatus’ ability to meet its desired clinical development timelines. Although Conatus carefully manages its relationships with its CROs, there can be no assurance that Conatus will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on its business, prospects, financial condition and results of operations.

Conatus relies completely on third parties to manufacture its preclinical and clinical drug supplies, and Conatus intends to rely on third parties to produce commercial supplies of any product candidates, if approved. The development and commercialization of any product candidate could be stopped, delayed or made less profitable if those third parties fail to obtain and maintain regulatory approval of their facilities, fail to provide Conatus with sufficient quantities of drug product or fail to do so at acceptable quality levels or prices.

Risks Related to Conatus’ Financial Position and Capital Requirements

To conserve capital, Conatus may undertake additional workforce and cost reduction activities in the future. These activities may cause Conatus to be unable to fully support and manage its operations.

In June 2019 and September 2019, Conatus implemented restructuring plans to conserve capital, and it may, in the future, need to undertake additional workforce reductions or restructuring activities. As a result of the reduction in its workforce, Conatus faces an increased risk of employment litigation. Conatus also needs to effectively manage its operations and facilities. Following Conatus’ workforce reductions in June 2019 and September 2019, it is possible that its infrastructure may be inadequate to support its future efforts and business strategy or to maintain operational, financial and management controls and reporting systems and procedures. If Conatus cannot successfully manage its operations, it may be unsuccessful in executing its business strategy, including potential strategic alternatives.

Conatus has a limited operating history, has incurred significant operating losses since its inception and anticipates that it will continue to incur losses for the foreseeable future.

Conatus’ operations began in 2005, and it has only a limited operating history upon which you can evaluate its business and prospects. Conatus’ operations to date have been limited to conducting product development activities and performing research and development with respect to its clinical and preclinical programs. In addition, as an early-stage company, Conatus has limited experience and has not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical area. Nor has Conatus demonstrated an ability to obtain regulatory approval for or to commercialize a product candidate. Consequently, any predictions about its future performance may not be as accurate as they would be if Conatus had a history of successfully developing and commercializing pharmaceutical products.

Conatus has incurred significant operating losses since its inception, including net losses of $11.4 million, $18.0 million and $17.4 million for the years ended December 31, 2019, 2018 and 2017, respectively. As of December 31, 2019, Conatus had an accumulated deficit of $198.0 million. Conatus’ prior losses, combined with expected future losses, have had and will continue to have an adverse effect on its stockholders’ equity and working capital. Conatus’ losses have resulted principally from costs incurred in its research and development activities. In addition, if Conatus obtains regulatory approval of any product candidate, Conatus may incur significant sales and marketing expenses. Because of the numerous risks and uncertainties associated with developing pharmaceutical products, Conatus is unable to predict the extent of any future losses or whether or when it will become profitable, if ever.

Conatus has not generated any revenues to date from product. Conatus may never achieve or sustain profitability, which could depress the market price of its common stock and could cause its stockholders to lose all or a part of their investment.

Conatus’ ability to become profitable depends in part on its ability to develop and commercialize emricasan or CTS-2090. To date, Conatus has no products approved for commercial sale and has not generated any revenues from sales of any product candidate, and it does not know when, or if, it will generate revenues in the future. Conatus does not anticipate generating revenues, if any, from sales of emricasan or CTS-2090 for at least the next several years, and it will never generate revenues from emricasan or CTS-2090 if it does not obtain regulatory approval of such product candidates. Conatus’ ability to generate future revenues depends heavily on its success in:

•	developing and securing United States and/or foreign regulatory approvals for its product candidates;

•	manufacturing commercial quantities of its product candidates at acceptable cost;

•	achieving broad market acceptance of its product candidates in the medical community and with third-party payors and patients;

•	commercializing its product candidates, assuming its product candidates receive regulatory approval; and

•	pursuing clinical development of its product candidates in additional indications.

Even if Conatus does generate product sales, it may never achieve or sustain profitability. Conatus’ failure to become and remain profitable would depress the market price of its common stock and could impair its ability to raise capital, expand its business, diversify its product offerings or continue its operations.

Raising additional capital may cause dilution to existing Conatus stockholders, restrict Conatus’ operations or require it to relinquish rights to its technologies or product candidate.

Conatus may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that Conatus raises additional capital through the sale of equity or convertible debt securities, the ownership interests of its stockholders will be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of its stockholders. The incurrence of indebtedness would result in increased fixed payment obligations and could involve certain restrictive covenants, such as limitations on Conatus’ ability to incur additional debt, limitations on its ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact its ability to conduct its business. If Conatus raises additional funds through strategic partnerships and alliances and licensing arrangements with third parties, it may have to relinquish valuable rights to its technologies or product candidate, or grant licenses on terms unfavorable to it.

Conatus’ ability to utilize its net operating loss (“NOL”) carryforwards and certain other tax attributes may be limited.

Under Section 382 of the Code, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period), the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its post-change income may be limited. Conatus previously completed a study to assess whether an ownership change, as defined by Section 382 of the Code, had occurred from its formation through December 31, 2017. Based upon this study, Conatus determined that ownership changes had occurred in 2006 and 2013 but concluded that the annual utilization limitation would be sufficient to utilize its pre-ownership change NOLs and research and development credits prior to expiration, with the exception of a de minimis amount. Future ownership changes may limit Conatus’ ability to utilize remaining tax attributes. As of December 31, 2019, Conatus had federal and state NOL carryforwards of $145.5 million and $76.4 million, respectively. Conatus also had federal, including orphan drug, and state research and development credit carryforwards of $8.3 million and $2.4 million, respectively. Furthermore, under recently enacted U.S. tax legislation, although the treatment of tax losses generated in taxable years ending before December 31, 2017 has generally not changed, tax losses generated in taxable years beginning after December 31, 2017 may only be utilized to offset 80% of taxable income annually. This change may require Conatus to pay federal income taxes in future years despite generating a loss for federal income tax purposes in prior years.

Unstable market and economic conditions may have serious adverse consequences on Conatus’ business, financial condition and stock price.

As widely reported, global credit and financial markets have experienced extreme disruptions in the past several years, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Conatus’ general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or do not improve, it may make any necessary equity or debt financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on Conatus’ growth strategy, financial performance and stock price and could require Conatus to delay or abandon clinical development plans. In addition, there is a risk that one or more of Conatus’ current service providers, manufacturers and other partners may not survive these difficult economic times, which could directly affect Conatus ability to attain its operating goals on schedule and on budget.

At December 31, 2019, Conatus had $20.7 million of cash and cash equivalents. While Conatus is not aware of any downgrades, material losses, or other significant deterioration in the fair value of its cash equivalents since December 31, 2019, no assurance can be given that deterioration of the global credit and financial markets would not negatively impact its current portfolio of cash equivalents or its ability to meet its financing objectives. Furthermore, its stock price may decline due in part to the volatility of the stock market.

Risks Related to Conatus’ Intellectual Property

If Conatus’ efforts to protect the proprietary nature of the intellectual property related to its technologies are not adequate, it may not be able to compete effectively in its market.

Conatus relies upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to its technologies. Any disclosure to or misappropriation by third parties of its confidential proprietary information could enable competitors to quickly duplicate or surpass its technological achievements, thus eroding its competitive position in its market.

Composition-of-matter patents on the API and crystalline forms are generally considered to be the strongest form of intellectual property protection for pharmaceutical products, as such patents provide protection without regard to any method of use. Conatus cannot be certain that the claims in its patent applications covering composition-of-matter or crystalline forms of emricasan or CTS-2090 will be considered patentable by the United States Patent and Trademark Office, (the “USPTO”), courts in the United States, or by the patent offices and courts in foreign countries. Method-of-use patents protect the use of a product for the specified method. This type of patent does not prevent a competitor from making and marketing a product that is identical to its product for an indication that is outside the scope of the patented method. Moreover, even if competitors do not actively promote their product for its targeted indications, physicians may prescribe these products “off-label.” Although off-label prescriptions may infringe or contribute to the infringement of method-of-use patents, the practice is common and such infringement is difficult to prevent or prosecute.

The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be uncertain. Some of Conatus’ patents related to emricasan were acquired from a predecessor owner and were therefore not written by it or its attorneys, and it did not have control over the drafting and prosecution of these patent applications. Further, the former patent owners might not have given the same attention to the drafting and early prosecution of these patents and applications as Conatus would have if it had been the owners of the patents and applications and had control over the drafting and prosecution. In addition, the former patent owners may not have been completely familiar with United States patent law, possibly resulting in inadequate disclosure and/or claims. This could result in findings of invalidity or unenforceability of the patents Conatus owns or patents issuing with reduced claim scope.

In addition, the patent applications that Conatus owns or that it may license may fail to result in issued patents in the United States or in other foreign countries. Even if the patents do successfully issue, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, Conatus’ patents and patent applications may not adequately protect its intellectual property or prevent others from designing around its claims.

In addition to the protection afforded by patents, Conatus seeks to rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of its drug discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. Although Conatus requires all of its employees to assign their inventions to it, and require all of its employees, advisors and any third parties who have access to its proprietary know-how, information or technology to enter into confidentiality agreements, Conatus cannot be certain that its trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to its trade secrets or independently develop substantially equivalent information and techniques. Furthermore, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, Conatus may encounter significant problems in protecting and defending its intellectual property both in the United States and abroad. If Conatus is unable to prevent unauthorized material disclosure of its intellectual property to third parties, Conatus will not be able to establish or maintain a competitive advantage in its market, which could materially adversely affect its business, operating results and financial condition.

Third-party claims of intellectual property infringement may prevent or delay Conatus’ drug discovery and development efforts.

Conatus’ commercial success depends in part on its and its collaborators avoiding infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. Under United States patent reform, new procedures including inter partes review and post grant review have been implemented. As stated above, this reform brings uncertainty to the possibility of challenge to its patents in the future. Numerous United States and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which it or its collaborators are developing product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that a product candidate may give rise to claims of infringement of the patent rights of others.

Third parties may assert that Conatus or its collaborators are employing their proprietary technology without authorization. There may be third-party patents of which Conatus or its collaborators are currently unaware with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of a Conatus product candidate. Because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that a product candidate may infringe. In addition, third parties may obtain patents in the future and claim that use of Conatus or its collaborators’ technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of a product candidate, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents may be able to block the ability to commercialize the product candidate unless Conatus or its collaborators obtain a license under the applicable patents, or until such patents expire or they are finally determined to be held invalid or unenforceable. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover aspects of its formulations, processes for manufacture or methods of Conatus, including combination therapy or patient selection methods, the holders of any such patent may be able to block the ability to develop and commercialize the product candidate, unless Conatus or its collaborators obtain a license or until such patent expires or is finally determined to be held invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all. If Conatus or its collaborators are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, or at all, Conatus’ ability to commercialize a product candidate may be impaired or delayed, which could in turn significantly harm Conatus’ business.

Parties making claims against Conatus may seek and obtain injunctive or other equitable relief, which could effectively block the ability to further develop and commercialize a product candidate. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from its business. In the event of a successful claim of infringement against Conatus, it may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign its infringing products, which may be impossible or require substantial time and monetary expenditure. Conatus cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, Conatus or its collaborators may need to obtain licenses from third parties to advance Conatus’ research or allow commercialization of a product candidate. Conatus may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, Conatus or its collaborators would be unable to further develop and commercialize a product candidate, which could harm Conatus’ business significantly.

Conatus or its collaborators may be involved in lawsuits to protect or enforce its patents, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe Conatus’ patents. To counter infringement or unauthorized use, Conatus or its collaborators may be required to file infringement claims, which can be expensive and time-consuming. In an infringement proceeding, a court may decide that one or more of Conatus’ patents is not valid or is unenforceable or may refuse to stop the other party from using the technology at issue on the grounds that Conatus’ patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of Conatus’ patents at risk of being invalidated, held unenforceable, or interpreted narrowly and could put Conatus’ patent applications at risk of not issuing. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from Conatus’ business. In the event of a successful claim of infringement against Conatus, it or its collaborators may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign its infringing products, which may be impossible or require substantial time and monetary expenditure.

Interference proceedings provoked by third parties or brought by the USPTO may be necessary to determine the priority of inventions with respect to Conatus’ patents or patent applications. An unfavorable outcome could require Conatus to cease using the related technology or to attempt to license rights to it from the prevailing party. Conatus’ business could be harmed if the prevailing party does not offer it a license on commercially reasonable terms. Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract Conatus’ management and other employees. Conatus may not be able to prevent misappropriation of its trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Conatus’ confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of Conatus’ common stock.

Obtaining and maintaining Conatus’ patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and Conatus’ patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, Conatus’ competitors might be able to enter the market, which would have a material adverse effect on Conatus’ business.

Conatus may be subject to claims that its employees or independent contractors have wrongfully used or disclosed confidential information of third parties.

Conatus has received confidential and proprietary information from third parties. In addition, Conatus employs individuals who were previously employed at other biotechnology or pharmaceutical companies. Conatus may be subject to claims that it or its employees or independent contractors have inadvertently or otherwise used or disclosed confidential information of these third parties or Conatus employees’ former employers. Litigation may be necessary to defend against these claims. Even if Conatus is successful in defending against these claims, litigation could result in substantial cost and be a distraction to its management and employees.

Risks Related to Ownership of Conatus’ Common Stock

If Conatus is not able to comply with the applicable continued listing requirements or standards of the Nasdaq Capital Market, its common stock could be delisted.

Conatus’ common stock is currently listed on the Nasdaq Capital Market. In order to maintain that listing, Conatus must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum stockholders’ equity, minimum share price, and certain corporate governance requirements. There can be no assurances that Conatus will be able to comply with the applicable listing standards.

On May 29, 2019, Conatus received a letter from the Nasdaq staff indicating that, for the last thirty consecutive business days, the bid price for its common stock had closed below the minimum $1.00 per share requirement for continued listing on the Nasdaq Global Market under Nasdaq Listing Rule 5450(a)(1). Conatus had a period of 180 calendar days, or until November 25, 2019, to regain compliance. On November 25, 2019, Conatus filed an application to transfer the listing of its common stock from the Nasdaq Global Market to the Nasdaq Capital Market.

On November 27, 2019, Conatus received approval from Nasdaq to transfer the listing of Conatus’ common stock from the Nasdaq Global Market to the Nasdaq Capital Market. Conatus’ common stock was transferred to the Nasdaq Capital Market effective as of the open of business on November 29, 2019, and continues to trade under the symbol “CNAT.” The Nasdaq Capital Market operates in substantially the same manner as the Nasdaq Global Market and listed companies must meet certain financial requirements and comply with Nasdaq’s corporate governance requirements.

In connection with the transfer to the Nasdaq Capital Market, Conatus has been granted an additional 180-day grace period, until May 25, 2020, to regain compliance with the minimum $1.00 per share requirement for continued listing on the Nasdaq Capital Market under Nasdaq Listing Rule 5810(c)(3)(A). If compliance cannot be demonstrated by May 25, 2020, or Conatus does not comply with the terms of this extension, the Nasdaq staff will provide written notification that Conatus’ securities will be delisted. In the event of such a notification, Conatus may appeal the Nasdaq staff’s determination to delist its securities, but there can be no assurance the Nasdaq staff would grant Conatus’ request for continued listing.

In the event that its common stock is delisted from the Nasdaq Capital Market and is not eligible for quotation or listing on another market or exchange, trading of its common stock could be conducted only in the over-the-counter market or on an electronic bulletin board established for unlisted securities, such as the Pink Sheets or the OTC Bulletin Board. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for, its common stock, and there would likely also be a reduction in its coverage by securities analysts and the news media, which could cause the price of its common stock to decline further. Also, it may be difficult for Conatus to raise additional capital if it is not listed on a major exchange.

The price of Conatus’ stock may be volatile.

Prior to Conatus’ IPO, there was no public market for its common stock. Since the commencement of trading in connection with Conatus’ IPO in July 2013 through January 31, 2020, the sale price per share of its common stock on Nasdaq has ranged from a low of $0.25 to a high of $15.67. The trading price of Conatus’ common stock is likely to continue to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond its control, including limited trading volume. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this Form S-4, these factors include:

•	any potential strategic alternative that Conatus pursue, including the proposed merger with Histogen;

•	actual or anticipated variations in quarterly operating results;

•	Conatus’ cash position;

•	Conatus’ failure to meet the estimates and projections of the investment community or that it may otherwise provide to the public;

•	publication of research reports about Conatus or its industry or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	changes in the market valuations of similar companies;

•	overall performance of the equity markets;

•	sales of Conatus’ common stock by it or its stockholders in the future;

•	trading volume of Conatus’ common stock;

•	changes in accounting practices;

•	ineffectiveness of Conatus’ internal controls;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and Conatus’ ability to obtain patent protection for its technologies;

•	significant lawsuits, including patent or stockholder litigation;

•	general political and economic conditions; and

•	other events or factors, many of which are beyond Conatus’ control.

In addition, the stock market in general, and Nasdaq and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of its common stock, regardless of its actual operating performance. The realization of any of the above risks or any of a broad range of other risks, including those described in this “Risk Factors” section and elsewhere in this Form S-4, could have a dramatic and material adverse impact on the market price of Conatus’ common stock.

Conatus does not intend to pay dividends on its common stock so any returns will be limited to the value of its stock.

Conatus has never declared or paid any cash dividend on its common stock. Conatus currently anticipates that it will retain future earnings for the development, operation and expansion of its business and does not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the appreciation of their stock.

Conatus’ principal stockholders and management own a significant percentage of its stock and will be able to exert significant control over matters subject to stockholder approval.

As of December 31, 2019, Conatus’ executive officers, directors, 5% stockholders and their affiliates owned approximately 11.5% of Conatus’ outstanding voting stock. Therefore, these stockholders have the ability to influence Conatus through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of its organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for Conatus’ common stock that its stockholders may feel are in their best interests.

Conatus is required to maintain compliance with Section 404 of the Sarbanes-Oxley Act of 2002, or Conatus may be subject to sanctions by regulatory authorities.

Section 404(a) of the Sarbanes-Oxley Act of 2002 requires that Conatus evaluates and determines the effectiveness of its internal controls over financial reporting and provide a management report on the internal control over financial reporting. Conatus has performed the system and process evaluation and testing required to comply with the management certification. In the future, Conatus may also be required to comply with auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002. If Conatus does not properly implement the requirements of Section 404 with adequate compliance, and maintain such compliance, Conatus may be subject to sanctions or investigation by regulatory authorities, such as the SEC or Nasdaq. Any such action could adversely affect Conatus’ financial results or investors’ confidence in Conatus and could cause its stock price to fall. If Conatus has a material weakness in its internal controls over financial reporting, Conatus may not detect errors on a timely basis and its consolidated financial statements may be materially misstated. If Conatus or its independent registered public accounting firm identifies deficiencies in its internal controls that are deemed to be material weaknesses, Conatus could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities, which would entail expenditure of additional financial and management resources and could materially adversely affect Conatus’ stock price.

Conatus incurs significant increased costs as a result of operating as a public company, and its management is required to devote substantial time to compliance initiatives.

As a public company, Conatus incurs significant legal, accounting and other expenses that it did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and Nasdaq to implement provisions of the Sarbanes-Oxley Act, imposes significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas such as “say on pay” and proxy access. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which Conatus operates its business in ways it cannot currently anticipate.

The rules and regulations applicable to public companies may substantially increase Conatus’ legal and financial compliance costs and make some activities more time-consuming and costly. If these requirements divert the attention of Conatus management and personnel from other business concerns, they could have a material adverse effect on Conatus’ business, financial condition and results of operations. The increased costs will decrease Conatus’ net income or increase its net loss and may require it to reduce costs in other areas of its business or increase the prices of its products or services. For example, these rules and regulations may make it more difficult and more expensive for Conatus to obtain director and officer liability insurance, and it may be required to incur substantial costs to maintain the same or similar coverage. Conatus cannot predict or estimate the amount or timing of additional costs it may incur to respond to these requirements. The impact of these requirements could also make it more difficult for Conatus to attract and retain qualified persons to serve on its board of directors, its board committees or as executive officers.

Future sales and issuances of the Conatus common stock or rights to purchase common stock, including pursuant its equity incentive plans could result in additional dilution of the percentage ownership of its stockholders and could cause its stock price to fall.

To raise capital, Conatus may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner it determines from time to time. If Conatus sells common stock, convertible securities or other equity securities, its stockholders may be materially diluted by subsequent sales, and new investors could gain rights preferences and privileges senior to the holders of its common stock.

Pursuant to Conatus’ 2013 equity incentive award plan (the “Conatus 2013 Plan”), which became effective in July 2013, its management, is authorized to grant stock options and other equity awards to its employees, directors and consultants. The number of shares available for future grant under the Conatus 2013 Plan automatically increases each year by an amount equal to the least of (1) 1,000,000 shares of its common stock, (2) 5% of the outstanding shares of its common stock as of the last day of its immediately preceding fiscal year, or (3) such other amount as its board of directors may determine. Unless Conatus’ board of directors elects not to increase the number of shares available for future grant each year, its stockholders may experience additional dilution, which could cause its stock price to fall.

Conatus could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for Conatus because pharmaceutical companies have experienced significant stock price volatility in recent years. If Conatus faces such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm its business.

Anti-takeover provisions under Conatus’ charter documents and Delaware law could delay or prevent a change of control, which could limit the market price of its common stock and may prevent or frustrate attempts by its stockholders to replace or remove its current management.

Conatus amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could delay or prevent a change of control of the company or changes in its board of directors that its stockholders might consider favorable to its board of directors and its management. Some of these provisions include:

•	a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

•	a prohibition on stockholder action through written consent, which requires that all stockholder actions be taken at a meeting of its stockholders;

•

a requirement that special meetings of stockholders be called only by the chairman of the board of directors, the chief executive officer, the president or by a majority of the total number of authorized directors;

•	advance notice requirements for stockholder proposals and nominations for election to its board of directors;

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a requirement that no member of its board of directors may be removed from office by its stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of all outstanding shares of its voting stock then entitled to vote in the election of directors;

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a requirement of approval of not less than two-thirds of all outstanding shares of its voting stock to amend any bylaws by stockholder action or to amend specific provisions of its certificate of incorporation; and

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the authority of the board of directors to issue preferred stock on terms determined by the board of directors without stockholder approval and such preferred stock may include rights superior to the rights of the holders of common stock.

In addition, because Conatus is incorporated in Delaware, it is governed by the provisions of Section 203 of the Delaware General Corporate Law, which may prohibit certain business combinations with stockholders owning 15% or more of its outstanding voting stock. These anti-takeover provisions and other provisions in Conatus’ amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for stockholders or potential acquirors to obtain control of its board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer or proxy contest involving Conatus. These provisions could also discourage proxy contests and make it more difficult for Conatus stockholders to elect directors of their choosing or cause it to take other corporate actions desired by certain stockholders. Any delay or prevention of a change of control transaction or changes in the Conatus board of directors could cause the market price of its common stock to decline.

The amended and restated certificate of incorporation of the combined company will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

The amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf under Delaware statutory or common law, including any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation, or any action asserting a claim against us that is governed by the internal affairs doctrine; provided, that, this provision would not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. The choice of forum provisions in our amended and restated certificate of incorporation may limit the ability of a stockholder of the combined company to bring a claim in a judicial forum that it finds favorable for disputes with the combined company or its directors, officers or other employees, which may discourage such lawsuits against the combined company and its directors, officers and other employees. By agreeing to these provisions, however, stockholders of the combined company will not be deemed to have waived the combined company’s compliance with the federal securities laws and the rules and regulations thereunder. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find the choice of forum provisions in the combined company’s amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, the combined company may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about Conatus’ business, its stock price and trading volume could decline.

The trading market for Conatus’ common stock depends in part on the research and reports that securities or industry analysts publish about its business. Conatus currently has limited research coverage by securities and industry analysts. In the event one or more of the analysts who covers Conatus downgrades its stock or publishes inaccurate or unfavorable research about its business, its stock price may decline. If one or more of these analysts ceases coverage of Conatus or fails to publish reports on Conatus regularly, demand for its stock could decrease, which might cause its stock price and trading volume to decline.

The comprehensive U.S. tax reform bill passed in 2017 could adversely affect Conatus’ business and financial condition.

On December 22, 2017, President Trump signed the Tax Cuts and Jobs Act (the “Tax Act”) into law, which significantly revised the Code. The Tax Act, among other things, contained significant changes to corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, limitation of the tax deduction for interest expense to 30% of adjusted taxable income (except for certain small businesses), limitation of the deduction for NOLs generated in tax years beginning after December 31, 2017 to 80% of current year taxable income and elimination of carrybacks of NOLs arising in taxable years ending after December 31, 2017, one-time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits (including reducing the business tax credit for certain clinical testing expenses incurred in the testing of certain drugs for rare diseases or conditions). Notwithstanding the reduction in the corporate income tax rate, the overall impact of the Tax Act could adversely affect Conatus. In addition, it is uncertain if and to what extent various states will conform to the Tax Act. The impact of the Tax Act on holders of Conatus’ common stock is also uncertain and could be adverse. Conatus urges its stockholders to consult with their legal and tax advisors with respect to this legislation and the potential tax consequences of investing in or holding Conatus common stock.

Risks Related to Histogen

Histogen is a clinical-stage company, has a very limited operating history, is not currently profitable, does not expect to become profitable in the near future and may never become profitable.

Histogen is a clinical-stage biopharmaceutical company. Since Histogen’s incorporation, it has focused primarily on the development of patented, innovative technologies that replace and regenerate tissues in the body for aesthetic and therapeutic markets. All of Histogen’s product candidates are in the clinical development stage and none of Histogen’s product candidates have been approved for marketing or are being marketed or commercialized.

As a result, Histogen has no meaningful historical operations upon which to evaluate Histogen’s business and prospects and has not yet demonstrated an ability to obtain marketing approval for any of its product candidates or successfully overcome the risks and uncertainties frequently encountered by companies in the biopharmaceutical industry. Histogen also has generated limited revenues from collaboration and licensing agreements or product sales to date, and continues to incur significant research and development and other expenses. As a result, Histogen has not been profitable and has incurred significant operating losses in every reporting period since its inception, except for the year ended December 31, 2017. For the years ended December 31, 2019 and 2018, Histogen reported net losses of $3.0 million and $6.2 million, respectively, and had an accumulated deficit of $43.9 million as of December 31, 2019.

For the foreseeable future, Histogen expects to continue to incur losses, which will increase significantly from historical levels as Histogen expands its drug development activities, seeks partnering regulatory approvals for its product candidates and begins to commercialize them if they are approved by the U.S. Food and Drug Administration (the “FDA”) the European Medicines Agency (the “EMA”) or comparable foreign authorities. Even if Histogen succeeds in developing and commercializing one or more product candidates, Histogen may never become profitable.

Histogen is dependent on the success of one or more of Histogen’s current product candidates and Histogen cannot be certain that any of them will receive regulatory approval or be commercialized.

Histogen has spent significant time, money and effort on the licensing and development of its core assets, HST-001, HST-002 and HST-003 and its pre-clinical assets, HST-004 and HST-005. To date, no pivotal clinical trials designed to provide clinically and statistically significant proof of efficacy, or to provide sufficient evidence of safety to justify approval, have been completed with any of Histogen’s product candidates. All of Histogen’s product candidates will require additional development, including clinical trials as well as further preclinical studies to evaluate their toxicology, carcinogenicity and pharmacokinetics and optimize their formulation, and regulatory clearances before they can be commercialized. Positive results obtained during early development do not necessarily mean later development will succeed or that regulatory clearances will be obtained. Histogen’s drug development efforts may not lead to commercial drugs, either because Histogen’s product candidates fail to be safe and effective or because Histogen has inadequate financial or other resources to advance Histogen’s product candidates through the clinical development and approval processes. If any of Histogen’s product candidates fail to demonstrate safety or efficacy at any time or during any phase of development, Histogen would experience potentially significant delays in, or be required to abandon, development of the product candidate.

Histogen does not anticipate that any of its current product candidates will be eligible to receive regulatory approval from the FDA, the EMA or comparable foreign authorities and begin commercialization for a number of years, if ever. Even if Histogen ultimately receives regulatory approval for any of these product candidates, Histogen or its potential future partners, if any, may be unable to commercialize them successfully for a variety of reasons. These include, for example, the availability of alternative treatments, lack of cost-effectiveness, the cost of manufacturing the product on a commercial scale and competition with other drugs. The success of Histogen’s product candidates may also be limited by the prevalence and severity of any adverse side effects. If Histogen fails to commercialize one or more of its current product candidates, Histogen may be unable to generate sufficient revenues to attain or maintain profitability, and Histogen’s financial condition and stock price may decline.

If development of Histogen’s product candidates does not produce favorable results, Histogen and its collaborators, if any, may be unable to commercialize these products.

To receive regulatory approval for the commercialization of Histogen’s core assets, HST-001, HST-002 and HST-003 and its pre-clinical assets, HST-004 and HST-005, or any other product candidates that Histogen may develop, adequate and well-controlled clinical trials must be conducted to demonstrate safety and efficacy in humans to the satisfaction of the FDA, the EMA and comparable foreign authorities. In order to support marketing approval, these agencies typically require successful results in one or more Phase 3 clinical trials, which Histogen’s current product candidates have not yet reached and may never reach. The development process is expensive, can take many years and has an uncertain outcome. Failure can occur at any stage of the process. Histogen may experience numerous unforeseen events during, or as a result of, the development process that could delay or prevent commercialization of Histogen’s current or future product candidates, including the following:

•	clinical trials may produce negative or inconclusive results;

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preclinical studies conducted with product candidates during clinical development to, among other things, evaluate their toxicology, carcinogenicity and pharmacokinetics and optimize their formulation may produce unfavorable results;

•	patient recruitment and enrollment in clinical trials may be slower than Histogen anticipates;

•	costs of development may be greater than Histogen anticipates;

•	Histogen’s product candidates may cause undesirable side effects that delay or preclude regulatory approval or limit their commercial use or market acceptance, if approved;

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collaborators who may be responsible for the development of Histogen’s product candidates may not devote sufficient resources to these clinical trials or other preclinical studies of these candidates or conduct them in a timely manner; or

•	Histogen may face delays in obtaining regulatory approvals to commence one or more clinical trials.

Success in early development does not mean that later development will be successful because, for example, product candidates in later-stage clinical trials may fail to demonstrate sufficient safety and efficacy despite having progressed through initial clinical trials.

In the future, Histogen or any potential future collaborative partner will be responsible for establishing the targeted endpoints and goals for development of its product candidates. These targeted endpoints and goals may be inadequate to demonstrate the safety and efficacy levels required for regulatory approvals. Even if Histogen believes data collected during the development of its product candidates are promising, such data may not be sufficient to support marketing approval by the FDA, the EMA or comparable foreign authorities. Further, data generated during development can be interpreted in different ways, and the FDA, the EMA or comparable foreign authorities may interpret such data in different ways than Histogen or Histogen’s collaborators. Histogen’s failure to adequately demonstrate the safety and efficacy of Histogen’s product candidates would prevent Histogen’s receipt of regulatory approval, and ultimately the potential commercialization of these product candidates.

Since Histogen does not currently possess the resources necessary to independently develop and commercialize its product candidates or any other product candidates that Histogen may develop, Histogen may seek to enter into collaborative agreements to assist in the development and potential future commercialization of some or all of these assets as a component of Histogen’s strategic plan. However, Histogen’s discussions with potential collaborators may not lead to the establishment of collaborations on acceptable terms, if at all, or it may take longer than expected to establish new collaborations, leading to development and potential commercialization delays, which would adversely affect Histogen’s business, financial condition and results of operations.

Histogen expects to continue to incur significant research and development expenses, which may make it difficult for Histogen to attain profitability.

Histogen expects to expend substantial funds in research and development, including preclinical studies and clinical trials of its product candidates, and to manufacture and market any product candidates in the event they are approved for commercial sale. Histogen also may need additional funding to develop or acquire complementary companies, technologies and assets, as well as for working capital requirements and other operating and general corporate purposes. Moreover, Histogen’s planned increases in staffing will dramatically increase Histogen’s costs in the near and long-term.

However, Histogen’s spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. Due to Histogen’s limited financial and managerial resources, Histogen must focus on a limited number of research programs and product candidates and on specific indications. Histogen’s resource allocation decisions may cause it to fail to capitalize on viable commercial products or profitable market opportunities.

Because the successful development of Histogen’s product candidates is uncertain, Histogen is unable to precisely estimate the actual funds Histogen will require to develop and potentially commercialize them. In addition, Histogen may not be able to generate sufficient revenue, even if Histogen is able to commercialize any of its product candidates, to become profitable.

Histogen’s financial statements include an explanatory paragraph that expresses substantial doubt on Histogen’s ability to continue as a going concern, and Histogen must raise additional funds to finance its operations to remain a going concern.

Based on its cash balances, recurring losses since inception, except for year ended December 31, 2017, and inadequacy of existing capital resources to fund planned operations for a twelve-month period, Histogen’s independent registered public accounting firm has included an explanatory paragraph in its report on Histogen’s financial statements as of and for the years ended December 31, 2019 and 2018 expressing substantial doubt about its ability to continue as a going concern. Histogen will, during 2020, require significant additional funding to continue operations. If Histogen is unable to raise additional funds when needed, it will not be able to continue development of its product candidates, or Histogen will be required to delay, scale back or eliminate some or all of its development programs or cease operations. Any additional equity or debt financing that Histogen is able to obtain may be dilutive to its current stockholders and debt financing, if available, may involve restrictive covenants or unfavorable terms. If Histogen raises funds through collaborative or licensing arrangements, it may be required to relinquish, on terms that are not favorable to Histogen, rights to some of its technologies or product candidates that it would otherwise seek to develop or commercialize. Moreover, if Histogen is unable to continue as a going concern, it may be forced to liquidate its assets and the values it receives for its assets in liquidation or dissolution could be significantly lower than the values reflected in its financial statements.

Given Histogen’s lack of current cash flow, Histogen will need to raise additional capital; however, it may be unavailable to Histogen or, even if capital is obtained, may cause dilution or place significant restrictions on Histogen’s ability to operate its business.

Since Histogen will be unable to generate sufficient, if any, cash flow to fund its operations for the foreseeable future, Histogen will need to seek additional equity or debt financing to provide the capital required to maintain or expand its operations.

There can be no assurance that Histogen will be able to raise sufficient additional capital on acceptable terms or at all. If such additional financing is not available on satisfactory terms, or is not available in sufficient amounts, Histogen may be required to delay, limit or eliminate the development of business opportunities and its ability to achieve its business objectives, its competitiveness, and its business, financial condition and results of operations may be materially adversely affected. In addition, Histogen may be required to grant rights to develop and market product candidates that it would otherwise prefer to develop and market itself. Histogen’s inability to fund its business could lead to the loss of your investment.

Histogen’s future capital requirements will depend on many factors, including, but not limited to:

•	the scope, rate of progress, results and cost of its clinical trials, preclinical studies and other related activities;

•	its ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of such arrangements;

•	the timing of, and the costs involved in, obtaining regulatory approvals for any of its current or future product candidates;

•	the number and characteristics of the product candidates it seeks to develop or commercialize;

•	the cost of manufacturing clinical supplies, and establishing commercial supplies, of its product candidates;

•	the cost of commercialization activities if any of its current or future product candidates are approved for sale, including marketing, sales and distribution costs;

•	the expenses needed to attract and retain skilled personnel;

•	the costs associated with being a public company;

•	the amount of revenue, if any, received from commercial sales of its product candidates, should any of its product candidates receive marketing approval; and

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing possible patent claims, including litigation costs and the outcome of any such litigation.

If Histogen raises additional capital by issuing equity securities, the percentage ownership of its existing stockholders may be reduced, and accordingly these stockholders may experience substantial dilution. Histogen may also issue equity securities that provide for rights, preferences and privileges senior to those of its common stock. Given Histogen’s need for cash and that equity issuances are the most common type of fundraising for similarly situated companies, the risk of dilution is particularly significant for Histogen’s stockholders.

Histogen’s product candidates may cause undesirable side effects that could delay or prevent their regulatory approval or commercialization or have other significant adverse implications on Histogen’s business, financial condition and results of operations.

Undesirable side effects observed in clinical trials or in supportive preclinical studies with Histogen’s product candidates could interrupt, delay or halt their development and could result in the denial of regulatory approval by the FDA, the EMA or comparable foreign authorities for any or all targeted indications or adversely affect the marketability of any such product candidates that receive regulatory approval. In turn, this could eliminate or limit Histogen’s ability to commercialize its product candidates.

Histogen’s product candidates may exhibit adverse effects in preclinical toxicology studies and adverse interactions with other drugs. There are also risks associated with additional requirements the FDA, the EMA or comparable foreign authorities may impose for marketing approval with regard to a particular disease.

Histogen’s product candidates may require a risk management program that could include patient and healthcare provider education, usage guidelines, appropriate promotional activities, a post-marketing observational study, and ongoing safety and reporting mechanisms, among other requirements. Prescribing could be limited to physician specialists or physicians trained in the use of the drug, or could be limited to a more restricted patient population. Any risk management program required for approval of Histogen’s product candidates could potentially have an adverse effect on Histogen’s business, financial condition and results of operations.

Undesirable side effects involving Histogen’s product candidates may have other significant adverse implications on Histogen’s business, financial condition and results of operations. For example:

•	Histogen may be unable to obtain additional financing on acceptable terms, if at all;

•	Histogen’s collaborators may terminate any development agreements covering these product candidates;

•

if any development agreements are terminated, Histogen may determine not to further develop the affected product candidates due to resource constraints and may not be able to establish additional collaborations for their further development on acceptable terms, if at all;

•

if Histogen were to later continue the development of these product candidates and receive regulatory approval, earlier findings may significantly limit their marketability and thus significantly lower Histogen’s potential future revenues from their commercialization;

•	Histogen may be subject to product liability or stockholder litigation; and

•	Histogen may be unable to attract and retain key employees.

In addition, if any of Histogen’s product candidates receive marketing approval and Histogen or others later identify undesirable side effects caused by the product:

•	regulatory authorities may withdraw their approval of the product, or Histogen or Histogen’s partners may decide to cease marketing and sale of the product voluntarily;

•

Histogen may be required to change the way the product is administered, conduct additional clinical trials or preclinical studies regarding the product, change the labeling of the product, or change the product’s manufacturing facilities; and

•	Histogen’s reputation may suffer.

Any of these events could prevent Histogen from achieving or maintaining market acceptance of the affected product and could substantially increase the costs and expenses of commercializing the product, which in turn could delay or prevent Histogen from generating significant revenues from the sale of the product.

Histogen’s efforts to discover product candidates beyond Histogen’s current product candidates may not succeed, and any product candidates Histogen recommends for clinical development may not actually begin clinical trials.

Histogen intends to expand its existing pipeline of core assets by advancing drug compounds from current ongoing discovery programs into clinical development. However, the process of researching and discovering drug compounds is expensive, time-consuming and unpredictable. Data from Histogen’s current preclinical programs may not support the clinical development of its lead compounds or other compounds from these programs, and Histogen may not identify any additional drug compounds suitable for recommendation for clinical development. Moreover, any drug compounds Histogen recommends for clinical development may not demonstrate, through preclinical studies, indications of safety and potential efficacy that would support advancement into clinical trials. Such findings would potentially impede Histogen’s ability to maintain or expand Histogen’s clinical development pipeline. Histogen’s ability to identify new drug compounds and advance them into clinical development also depends upon Histogen’s ability to fund its research and development operations, and Histogen cannot be certain that additional funding will be available on acceptable terms, or at all.

Delays in the commencement or completion of clinical trials could result in increased costs to Histogen and delay Histogen’s ability to establish strategic collaborations.

Delays in the commencement or completion of clinical trials could significantly impact Histogen’s drug development costs. Histogen does not know whether planned clinical trials will begin on time or be completed on schedule, if at all. The commencement of clinical trials can be delayed for a variety of reasons, including, but not limited to, delays related to:

•	obtaining regulatory approval to commence one or more clinical trials;

•	reaching agreement on acceptable terms with prospective third-party contract research organizations (“CROs”) and clinical trial sites;

•	manufacturing sufficient quantities of a product candidate or other materials necessary to conduct clinical trials;

•	obtaining institutional review board approval to conduct one or more clinical trials at a prospective site;

•	recruiting and enrolling patients to participate in one or more clinical trials; and

•	the failure of Histogen’s collaborators to adequately resource Histogen’s product candidates due to their focus on other programs or as a result of general market conditions.

In addition, once a clinical trial has begun, it may be suspended or terminated by Histogen, Histogen’s collaborators, the institutional review boards or data safety monitoring boards charged with overseeing Histogen’s clinical trials, the FDA, the EMA or comparable foreign authorities due to a number of factors, including:

•	failure to conduct the clinical trial in accordance with regulatory requirements or clinical protocols;

•	inspection of the clinical trial operations or clinical trial site by the FDA, the EMA or comparable foreign authorities resulting in the imposition of a clinical hold;

•	unforeseen safety issues; or

•	lack of adequate funding to continue the clinical trial.

If Histogen experiences delays in the completion or termination of any clinical trial of its product candidates, the commercial prospects of Histogen’s product candidates will be harmed, and Histogen’s ability to commence product sales and generate product revenues from any of Histogen’s product candidates will be delayed. In addition, any delays in completing Histogen’s clinical trials will increase Histogen’s costs and slow down its product candidate development and approval process. Delays in completing Histogen’s clinical trials could also allow Histogen’s competitors to obtain marketing approval before Histogen does or shorten the patent protection period during which Histogen may have the exclusive right to commercialize its product candidates. Any of these occurrences may harm Histogen’s business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of Histogen’s product candidates.

Results of earlier clinical trials may not be predictive of the results of later-stage clinical trials.

The results of preclinical studies and early clinical trials of product candidates may not be predictive of the results of later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy results despite having progressed through preclinical studies and initial clinical trials. Many companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to adverse safety profiles or lack of efficacy, notwithstanding promising results in earlier studies. Similarly, Histogen’s future clinical trial results may not be successful for these or other reasons.

This product candidate development risk is heightened by any changes in the planned clinical trials compared to the completed clinical trials. As product candidates are developed through preclinical too early to late stage clinical trials towards approval and commercialization, it is customary that various aspects of the development program, such as manufacturing and methods of administration, are altered along the way in an effort to optimize processes and results. While these types of changes are common and are intended to optimize the product candidates for late stage clinical trials, approval and commercialization, such changes carry the risk that they will not achieve these intended objectives.

Any of these changes could make the results of Histogen’s planned clinical trials or other future clinical trials Histogen may initiate less predictable and could cause Histogen’s product candidates to perform differently, including causing toxicities, which could delay completion of Histogen’s clinical trials, delay approval of its product candidates, and/or jeopardize Histogen’s ability to commence product sales and generate revenues.

If Histogen experiences delays in the enrollment of patients in its clinical trials, Histogen’s receipt of necessary regulatory approvals could be delayed or prevented.

Histogen may not be able to initiate or continue clinical trials for Histogen’s product candidates if Histogen is unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or other regulatory authorities. Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors, including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications Histogen is investigating.

If Histogen fails to enroll and maintain the number of patients for which the clinical trial was designed, the statistical power of that clinical trial may be reduced, which would make it harder to demonstrate that the product candidate being tested in such clinical trial is safe and effective. Additionally, enrollment delays in Histogen’s clinical trials may result in increased development costs for Histogen’s product candidates, which would cause the value of Histogen to decline and limit its ability to obtain additional financing. Histogen’s inability to enroll a sufficient number of patients for any of its current or future clinical trials would result in significant delays or may require Histogen to abandon one or more clinical trials altogether.

Histogen intends to rely on third parties to conduct its preclinical studies and clinical trials and perform other tasks. If these third parties do not successfully carry out their contractual duties, meet expected deadlines, or comply with regulatory requirements, Histogen may not be able to obtain regulatory approval for or commercialize its product candidates and its business, financial condition and results of operations could be substantially harmed.

Histogen intends to rely upon third-party CROs, medical institutions, clinical investigators and contract laboratories to monitor and manage data for Histogen’s ongoing preclinical and clinical programs. Nevertheless, Histogen maintains responsibility for ensuring that each of Histogen’s clinical trials and preclinical studies is conducted in accordance with the applicable protocol, legal, regulatory, and scientific standards and Histogen’s reliance on these third parties does not relieve Histogen of its regulatory responsibilities. Histogen and its CROs and other vendors are required to comply with current requirements on good manufacturing practices (“cGMP”) good clinical practices (“GCP”) and good laboratory practice (“GLP”) which are a collection of laws and regulations enforced by the FDA, the EMA and comparable foreign authorities for all of Histogen’s product candidates in clinical development. Regulatory authorities enforce these regulations through periodic inspections of preclinical study and clinical trial sponsors, principal investigators, preclinical study and clinical trial sites, and other contractors. If Histogen or any of its CROs or vendors fails to comply with applicable regulations, the data generated in Histogen’s preclinical studies and clinical trials may be deemed unreliable and the FDA, the EMA or comparable foreign authorities may require Histogen to perform additional preclinical studies and clinical trials before approving Histogen’s marketing applications. Histogen cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of Histogen’s clinical trials comply with GCP regulations. In addition, Histogen’s clinical trials must be conducted with products produced consistent with cGMP regulations. Histogen’s failure to comply with these regulations may require it to repeat clinical trials, which would delay the development and regulatory approval processes.

Histogen may not be able to enter into arrangements with CROs on commercially reasonable terms, or at all. In addition, Histogen’s CROs will not be Histogen’s employees, and except for remedies available to Histogen under its agreements with such CROs, Histogen will not be able to control whether or not they devote sufficient time and resources to Histogen’s ongoing preclinical and clinical programs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to Histogen’s protocols, regulatory requirements, or for other reasons, Histogen’s clinical trials may be extended, delayed or terminated and Histogen may not be able to obtain regulatory approval for or successfully commercialize Histogen’s product candidates. CROs may also generate higher costs than anticipated. As a result, Histogen’s business, financial condition and results of operations and the commercial prospects for Histogen’s product candidates could be materially and adversely affected, its costs could increase, and its ability to generate revenue could be delayed.

Switching or adding additional CROs, medical institutions, clinical investigators or contract laboratories involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work replacing a previous CRO. As a result, delays occur, which can materially impact Histogen’s ability to meet its desired clinical development timelines. There can be no assurance that Histogen will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse effect on Histogen’s business, financial condition or results of operations.

Histogen’s product candidates are subject to extensive regulation under the FDA, the EMA or comparable foreign authorities, which can be costly and time consuming, cause unanticipated delays or prevent the receipt of the required approvals to commercialize Histogen’s product candidates.

The clinical development, manufacturing, labeling, storage, record-keeping, advertising, promotion, export, marketing and distribution of Histogen’s product candidates are subject to extensive regulation by the FDA and other U.S. regulatory agencies, the EMA or comparable authorities in foreign markets. In the U.S., neither Histogen nor Histogen’s collaborators are permitted to market Histogen’s product candidates until Histogen or

Histogen’s collaborators receive approval of a new drug application (“NDA”) from the FDA or receive similar approvals abroad. The process of obtaining these approvals is expensive, often takes many years, and can vary substantially based upon the type, complexity and novelty of the product candidates involved. Approval policies or regulations may change and may be influenced by the results of other similar or competitive products, making it more difficult for Histogen to achieve such approval in a timely manner or at all. Any guidance that may result from recent FDA advisory panel discussions may make it more expensive to develop and commercialize such product candidates. In addition, as a company, Histogen has not previously filed NDAs with the FDA or filed similar applications with other foreign regulatory agencies. This lack of experience may impede Histogen’s ability to obtain FDA or other foreign regulatory agency approval in a timely manner, if at all, for Histogen’s product candidates for which development and commercialization is Histogen’s responsibility.

Despite the time and expense invested, regulatory approval is never guaranteed. The FDA, the EMA or comparable foreign authorities can delay, limit or deny approval of a product candidate for many reasons, including:

•	a product candidate may not be deemed safe or effective;

•	agency officials of the FDA, the EMA or comparable foreign authorities may not find the data from non-clinical or preclinical studies and clinical trials generated during development to be sufficient;

•	the FDA, the EMA or comparable foreign authorities may not approve Histogen’s third-party manufacturers’ processes or facilities; or

•	the FDA, the EMA or a comparable foreign authority may change its approval policies or adopt new regulations.

Histogen’s inability to obtain these approvals would prevent Histogen from commercializing its product candidates.

Even if Histogen’s product candidates receive regulatory approval in the U.S., it may never receive approval or commercialize Histogen’s products outside of the U.S.

In order to market any products outside of the U.S., Histogen must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA approval. The regulatory approval process in other countries may include all of the risks detailed above regarding FDA approval in the U.S. as well as other risks. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. Failure to obtain regulatory approval in other countries or any delay seeking or obtaining such approval would impair Histogen’s ability to develop foreign markets for its product candidates.

Even if any of Histogen’s product candidates receive regulatory approval, its product candidates may still face future development and regulatory difficulties.

If any of Histogen’s product candidates receive regulatory approval, the FDA, the EMA or comparable foreign authorities may still impose significant restrictions on the indicated uses or marketing of the product candidates or impose ongoing requirements for potentially costly post-approval studies and trials. In addition, regulatory agencies subject a product, its manufacturer and the manufacturer’s facilities to continual review and periodic inspections. If a regulatory agency discovers previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product, Histogen’s collaborators or Histogen, including requiring withdrawal of the product from the market. Histogen’s product candidates will also be subject to ongoing FDA, the EMA or comparable foreign authorities’ requirements for the labeling, packaging, storage, advertising, promotion, record-keeping and submission of safety and other post-market information on the drug. If Histogen’s product candidates fail to comply with applicable regulatory requirements, a regulatory agency may:

•	issue warning letters or other notices of possible violations;

•	impose civil or criminal penalties or fines or seek disgorgement of revenue or profits;

•	suspend any ongoing clinical trials;

•	refuse to approve pending applications or supplements to approved applications filed by Histogen or Histogen’s collaborators;

•	withdraw any regulatory approvals

•	impose restrictions on operations, including costly new manufacturing requirements, or shut down Histogen’s manufacturing operations; or

•	seize or detain products or require a product recall.

The FDA, the EMA and comparable foreign authorities actively enforce the laws and regulations prohibiting the promotion of off-label uses.

The FDA, the EMA and comparable foreign authorities strictly regulate the promotional claims that may be made about prescription products, such as Histogen’s product candidates, if approved. In particular, a product may not be promoted for uses that are not approved by the FDA, the EMA or comparable foreign authorities as reflected in the product’s approved labeling. If Histogen receive marketing approval for its product candidates for Histogen’s proposed indications, physicians may nevertheless use Histogen’s products for their patients in a manner that is inconsistent with the approved label, if the physicians personally believe in their professional medical judgment that Histogen’s products could be used in such manner. However, if Histogen is found to have promoted its products for any off-label uses, the federal government could levy civil, criminal or administrative penalties, and seek fines against Histogen. Such enforcement has become more common in the industry. The FDA, the EMA or comparable foreign authorities could also request that Histogen enter into a consent decree or a corporate integrity agreement, or seek a permanent injunction against Histogen under which specified promotional conduct is monitored, changed or curtailed. If Histogen cannot successfully manage the promotion of its product candidates, if approved, Histogen could become subject to significant liability, which would materially adversely affect Histogen’s business, financial condition and results of operations.

If Histogen’s competitors have product candidates that are approved faster, marketed more effectively, are better tolerated, have a more favorable safety profile or are demonstrated to be more effective than Histogen’s, Histogen’s commercial opportunity may be reduced or eliminated.

The biopharmaceutical industry is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While Histogen believes that its technology, knowledge, experience and scientific resources provide it with competitive advantages, Histogen faces potential competition from many different sources, including commercial biopharmaceutical enterprises, academic institutions, government agencies and private and public research institutions. Any product candidates that Histogen successfully develops and commercializes will compete with existing therapies and new therapies that may become available in the future.

Many of Histogen’s competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical studies, clinical trials, regulatory approvals and marketing approved products than Histogen does. Some of Histogen’s competitors include companies such Allergan plc, RepliCel Life Sciences Inc., Kerastem, Cassiopea, Inc., Johnson & Johnson, Merck & Co, Inc., and PhotoMedex, Inc.

Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Histogen’s competitors may succeed in developing technologies and therapies that are more effective, better tolerated or less costly than any which Histogen is developing, or that would render Histogen’s product candidates obsolete and noncompetitive. Even if Histogen obtains regulatory approval for any of its product candidates, Histogen’s competitors may succeed in obtaining regulatory approvals for their products earlier than Histogen does. Histogen will also face competition from these third parties in recruiting and retaining qualified scientific and management personnel, in establishing clinical trial sites and patient registration for clinical trials, and in acquiring and in-licensing technologies and products complementary to Histogen’s programs or advantageous to Histogen’s business.

The key competitive factors affecting the success of each of Histogen’s product candidates, if approved, are likely to be its efficacy, safety, tolerability, frequency and route of administration, convenience and price, the level of branded and generic competition and the availability of coverage and reimbursement from government and other third-party payors.

Histogen is subject to a multitude of manufacturing risks, any of which could substantially increase Histogen’s costs and limit supply of its product candidates.

The process of manufacturing Histogen’s product candidates is complex, highly regulated, and subject to several risks. For example, the process of manufacturing Histogen’s product candidates is extremely susceptible to product loss due to contamination, equipment failure or improper installation or operation of equipment, or vendor or operator error. Even minor deviations from normal manufacturing processes for any of Histogen’s product candidates could result in reduced production yields, product defects, and other supply disruptions. If microbial, viral, or other contaminations are discovered in Histogen’s product candidates or in the manufacturing facilities in which its product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. In addition, the manufacturing facilities in which its product candidates are made could be adversely affected by equipment failures, labor shortages, natural disasters, power failures and numerous other factors.

In addition, any adverse developments affecting manufacturing operations for Histogen’s product candidates may result in shipment delays, inventory shortages, lot failures, withdrawals or recalls, or other interruptions in the supply of Histogen’s product candidates. Histogen also may need to take inventory write-offs and incur other charges and expenses for product candidates that fail to meet specifications, undertake costly remediation efforts, or seek costlier manufacturing alternatives.

Histogen relies completely on third parties to manufacture Histogen’s preclinical and clinical drug supplies, and Histogen’s business, financial condition and results of operations could be harmed if those third parties fail to provide Histogen with sufficient quantities of drug product, or fail to do so at acceptable quality levels or prices.

Histogen does not currently have, nor does Histogen plan to acquire, the infrastructure or capability internally to manufacture Histogen’s preclinical and clinical drug supplies for use in its clinical trials, and Histogen lacks the resources and the capability to manufacture any of Histogen’s product candidates on a clinical or commercial scale. Histogen relies on its manufacturers to purchase from third-party suppliers the materials necessary to produce Histogen’s product candidates for Histogen’s clinical trials. There are a limited number of suppliers for raw materials that Histogen uses to manufacture its product candidates, and there may be a need to identify alternate suppliers to prevent a possible disruption of the manufacture of the materials necessary to produce Histogen’s product candidates for its clinical trials, and, if approved, ultimately for commercial sale. Histogen does not have any control over the process or timing of the acquisition of these raw materials by Histogen’s manufacturers. Although Histogen generally does not begin a clinical trial unless Histogen believes it has a sufficient supply of a product candidate to complete such clinical trial, any significant delay or discontinuity in the supply of a product candidate, or the raw material components thereof, for an ongoing clinical trial due to the need to replace a third-party manufacturer could considerably delay completion of Histogen’s clinical trials, product testing and potential regulatory approval of Histogen’s product candidates, which could harm Histogen’s business, financial condition and results of operations.

Histogen and its contract manufacturers are subject to significant regulation with respect to manufacturing Histogen’s product candidates. The manufacturing facilities on which Histogen relies may not continue to meet regulatory requirements.

All entities involved in the preparation of therapeutics for clinical trials or commercial sale, including Histogen’s contract manufacturers for its product candidates, are subject to extensive regulation. Components of a finished therapeutic product approved for commercial sale or used in late-stage clinical trials must be manufactured in accordance with cGMP. These regulations govern manufacturing processes and procedures and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of contaminants or to inadvertent changes in the properties or stability of Histogen’s product candidates that may not be detectable in final product testing. Histogen or its contract manufacturers must supply all necessary documentation in support of an NDA or marketing authorization application (“MAA”) on a timely basis and must adhere to GLP and cGMP regulations enforced by the FDA, the EMA or comparable foreign authorities through their facilities inspection program. Some of Histogen’s contract manufacturers may not have produced a commercially approved pharmaceutical product and therefore may not have obtained the requisite regulatory authority approvals to do so. The facilities and quality systems of some or all of Histogen’s third-party contractors must pass a pre-approval inspection for compliance with the applicable regulations as a condition of regulatory approval of Histogen’s product candidates or any of its other potential products. In addition, the regulatory authorities may, at any time, audit or inspect a manufacturing facility involved with the preparation of Histogen’s product candidates or any of Histogen’s other potential products or the associated quality systems for compliance with the regulations applicable to the activities being conducted. Although Histogen plans to oversee the contract manufacturers, Histogen cannot control the manufacturing process of, and is completely dependent on, Histogen’s contract manufacturing partners for compliance with the regulatory requirements. If these facilities do not pass a pre-approval plant inspection, regulatory approval of the products may not be granted or may be substantially delayed until any violations are corrected to the satisfaction of the regulatory authority, if ever.

The regulatory authorities also may, at any time following approval of a product for sale, audit the manufacturing facilities of Histogen’s third-party contractors. If any such inspection or audit identifies a failure to comply with applicable regulations or if a violation of Histogen’s product specifications or applicable regulations occurs independent of such an inspection or audit, Histogen or the relevant regulatory authority may require remedial measures that may be costly or time consuming for Histogen or a third party to implement, and that may include the temporary or permanent suspension of a clinical trial or commercial sales or the temporary or permanent closure of a facility. Any such remedial measures imposed upon Histogen or third parties with whom Histogen contracts could materially harm Histogen’s business, financial condition and results of operations.

If Histogen or any of its third-party manufacturers fail to maintain regulatory compliance, the FDA, the EMA or comparable foreign authorities can impose regulatory sanctions including, among other things, refusal to approve a pending application for a product candidate, withdrawal of an approval, or suspension of production. As a result, Histogen’s business, financial condition and results of operations may be materially and adversely affected.

Additionally, if supply from one manufacturer is interrupted, an alternative manufacturer would need to be qualified through an NDA supplement or MAA variation, or equivalent foreign regulatory filing, which could result in further delay. The regulatory agencies may also require additional studies or trials if a new manufacturer is relied upon for commercial production. Switching manufacturers may involve substantial costs and is likely to result in a delay in Histogen’s desired clinical and commercial timelines.

These factors could cause Histogen to incur higher costs and could cause the delay or termination of clinical trials, regulatory submissions, required approvals, or commercialization of Histogen’s product candidates. Furthermore, if Histogen’s suppliers fail to meet contractual requirements and Histogen is unable to secure one or more replacement suppliers capable of production at a substantially equivalent cost, Histogen’s clinical trials may be delayed or Histogen could lose potential revenue.

Any collaboration arrangement that Histogen may enter into in the future may not be successful, which could adversely affect Histogen’s ability to develop and commercialize Histogen’s current and potential future product candidates.

Histogen may seek collaboration arrangements with biopharmaceutical companies for the development or commercialization of its current and potential future product candidates. To the extent that Histogen decides to enter into collaboration agreements, Histogen will face significant competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time consuming to negotiate, execute and implement. Histogen may not be successful in its efforts to establish and implement collaborations or other alternative arrangements should Histogen choose to enter into such arrangements, and the terms of the arrangements may not be favorable to Histogen. If and when Histogen collaborates with a third party for development and commercialization of a product candidate, Histogen can expect to relinquish some or all of the control over the future success of that product candidate to the third party. The success of Histogen’s collaboration arrangements will depend heavily on the efforts and activities of its collaborators. Collaborators generally have significant discretion in determining the efforts and resources that they will apply to these collaborations.

Disagreements between parties to a collaboration arrangement can lead to delays in developing or commercializing the applicable product candidate and can be difficult to resolve in a mutually beneficial manner. In some cases, collaborations with biopharmaceutical companies and other third parties are terminated or allowed to expire by the other party. Any such termination or expiration would adversely affect Histogen’s business, financial condition and results of operations.

If Histogen is unable to develop its own commercial organization or enter into agreements with third parties to sell and market Histogen’s product candidates, Histogen may be unable to generate significant revenues.

Histogen does not have a sales and marketing organization, and Histogen has no experience as a company in the sales, marketing and distribution of pharmaceutical products. If any of Histogen’s product candidates are approved for commercialization, Histogen may be required to develop its sales, marketing and distribution capabilities, or make arrangements with a third party to perform sales and marketing services. Developing a sales force for any resulting product or any product resulting from any of Histogen’s other product candidates is expensive and time consuming and could delay any product launch. Histogen may be unable to establish and manage an effective sales force in a timely or cost-effective manner, if at all, and any sales force Histogen does establish may not be capable of generating sufficient demand for Histogen’s product candidates. To the extent that Histogen enters into arrangements with collaborators or other third parties to perform sales and marketing services, Histogen’s product revenues are likely to be lower than if Histogen marketed and sold its product candidates independently. If Histogen is unable to establish adequate sales and marketing capabilities, independently or with others, Histogen may not be able to generate significant revenues and may not become profitable.

The commercial success of Histogen’s product candidates depends upon their market acceptance among physicians, patients, healthcare payors and the medical community.

Even if Histogen’s product candidates obtain regulatory approval, Histogen’s products, if any, may not gain market acceptance among physicians, patients, healthcare payors and the medical community. The degree of market acceptance of any of Histogen’s approved product candidates will depend on a number of factors, including:

•	the effectiveness of Histogen’s approved product candidates as compared to currently available products;

•	patient willingness to adopt Histogen’s approved product candidates in place of current therapies;

•	Histogen’s ability to provide acceptable evidence of safety and efficacy;

•	relative convenience and ease of administration;

•	the prevalence and severity of any adverse side effects;

•	restrictions on use in combination with other products;

•	availability of alternative treatments;

•	pricing and cost-effectiveness assuming either competitive or potential premium pricing requirements, based on the profile of Histogen’s product candidates and target markets;

•	effectiveness of Histogen’s or its partners’ sales and marketing strategy;

•	Histogen’s ability to obtain sufficient third-party coverage or reimbursement; and

•	potential product liability claims.

In addition, the potential market opportunity for Histogen’s product candidates is difficult to precisely estimate. Histogen’s estimates of the potential market opportunity for its product candidates include several key assumptions based on Histogen’s industry knowledge, industry publications, third-party research reports and other surveys. Independent sources have not verified all of Histogen’s assumptions. If any of these assumptions proves to be inaccurate, then the actual market for Histogen’s product candidates could be smaller than Histogen’s estimates of its potential market opportunity. If the actual market for Histogen’s product candidates is smaller than Histogen expects, Histogen’s product revenue may be limited, it may be harder than expected to raise funds and it may be more difficult for Histogen to achieve or maintain profitability. If Histogen fails to achieve market acceptance of Histogen’s product candidates in the U.S. and abroad, Histogen’s revenue will be limited and it will be more difficult to achieve profitability.

If Histogen fails to obtain and sustain an adequate level of reimbursement for its potential products by third-party payors, potential future sales would be materially adversely affected.

There will be no viable commercial market for Histogen’s product candidates, if approved, without reimbursement from third-party payors. Reimbursement policies may be affected by future healthcare reform measures. Histogen cannot be certain that reimbursement will be available for its current product candidates or any other product candidate Histogen may develop. Additionally, even if there is a viable commercial market, if the level of reimbursement is below Histogen’s expectations, Histogen’s anticipated revenue and gross margins will be adversely affected.

Third-party payors, such as government or private healthcare insurers, carefully review and increasingly question and challenge the coverage of and the prices charged for drugs. Reimbursement rates from private health insurance companies vary depending on the company, the insurance plan and other factors. Reimbursement rates may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. There is a current trend in the U.S. healthcare industry toward cost containment.

Large public and private payors, managed care organizations, group purchasing organizations and similar organizations are exerting increasing influence on decisions regarding the use of, and reimbursement levels for, particular treatments. Such third-party payors, including Medicare, may question the coverage of, and challenge the prices charged for, medical products and services, and many third-party payors limit coverage of or reimbursement for newly approved healthcare products. In particular, third-party payors may limit the covered indications. Cost-control initiatives could decrease the price Histogen might establish for products, which could result in product revenues being lower than anticipated. Histogen believes its drugs will be priced significantly higher than existing generic drugs and consistent with current branded drugs. If Histogen is unable to show a significant benefit relative to existing generic drugs, Medicare, Medicaid and private payors may not be willing to provide reimbursement for Histogen’s drugs, which would significantly reduce the likelihood of Histogen’s products gaining market acceptance.

Histogen expects that private insurers will consider the efficacy, cost-effectiveness, safety and tolerability of Histogen’s potential products in determining whether to approve reimbursement for such products and at what level. Obtaining these approvals can be a time consuming and expensive process. Histogen’s business, financial condition and results of operations would be materially adversely affected if Histogen does not receive approval for reimbursement of its potential products from private insurers on a timely or satisfactory basis. Limitations on coverage could also be imposed at the local Medicare carrier level or by fiscal intermediaries. Medicare Part D, which provides a pharmacy benefit to Medicare patients as discussed below, does not require participating prescription drug plans to cover all drugs within a class of products. Histogen’s business, financial condition and results of operations could be materially adversely affected if Part D prescription drug plans were to limit access to, or deny or limit reimbursement of, Histogen’s product candidates or other potential products.

Reimbursement systems in international markets vary significantly by country and by region, and reimbursement approvals must be obtained on a country-by-country basis. In many countries, the product cannot be commercially launched until reimbursement is approved. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. The negotiation process in some countries can exceed 12 months. To obtain reimbursement or pricing approval in some countries, Histogen may be required to conduct a clinical trial that compares the cost-effectiveness of its products to other available therapies.

If the prices for Histogen’s potential products are reduced or if governmental and other third-party payors do not provide adequate coverage and reimbursement of Histogen’s drugs, Histogen’s future revenue, cash flows and prospects for profitability will suffer.

Current and future legislation may increase the difficulty and cost of commercializing Histogen’s product candidates and may affect the prices Histogen may obtain if Histogen’s product candidates are approved for commercialization.

In the U.S. and some foreign jurisdictions, there have been a number of adopted and proposed legislative and regulatory changes regarding the healthcare system that could prevent or delay regulatory approval of Histogen’s product candidates, restrict or regulate post-marketing activities and affect Histogen’s ability to profitably sell any of Histogen’s product candidates for which Histogen obtains regulatory approval.

In the U.S., the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (“MMA”) changed the way Medicare covers and pays for pharmaceutical products. Cost reduction initiatives and other provisions of this legislation could limit the coverage and reimbursement rate that Histogen receives for any of its approved products. While the MMA only applies to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the MMA may result in a similar reduction in payments from private payors.

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively the “PPACA”), was enacted. The PPACA was intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against healthcare fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. The PPACA increased manufacturers’ rebate liability under the Medicaid Drug Rebate Program by increasing the minimum rebate amount for both branded and generic drugs and revised the definition of “average manufacturer price,” (“AMP”), which may also increase the amount of Medicaid drug rebates manufacturers are required to pay to states. The legislation also expanded Medicaid drug rebates and created an alternative rebate formula for certain new formulations of certain existing products that is intended to increase the rebates due on those drugs. The Centers for Medicare & Medicaid Services, which administers the Medicaid Drug Rebate Program, also has proposed to expand Medicaid rebates to the utilization that occurs in the territories of the U.S., such as Puerto Rico and the Virgin Islands. Further, beginning in 2011, the PPACA imposed a significant annual fee on companies that manufacture or import branded prescription drug products and required manufacturers to provide a 50% discount off the negotiated price of prescriptions filled by beneficiaries in the Medicare Part D coverage gap, referred to as the “donut hole.” Legislative and regulatory proposals have been introduced at both the state and federal level to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products.

There have been recent public announcements by members of the U.S. Congress, President Trump and his administration regarding their plans to repeal and replace the PPACA and Medicare. For example, on December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act of 2017, which, among other things, eliminated the individual mandate requiring most Americans (other than those who qualify for a hardship exemption) to carry a minimum level of health coverage, effective January 1, 2019. Histogen is not sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of Histogen’s product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject Histogen to more stringent product labeling and post-marketing approval testing and other requirements.

In Europe, the United Kingdom has indicated its intent to withdraw from the European Union in the future. A significant portion of the regulatory framework in the United Kingdom is derived from the regulations of the European Union, and the EMA is currently located in the United Kingdom. Histogen cannot predict what consequences the withdrawal of the United Kingdom from the European Union, if it occurs, might have on the regulatory frameworks of the United Kingdom or the European Union, or on Histogen’s future operations, if any, in these jurisdictions.

Changes in government funding for the FDA and other government agencies could hinder their ability to hire and retain key leadership and other personnel, properly administer drug innovation, or prevent Histogen’s product candidates from being developed or commercialized, which could negatively impact Histogen’s business, financial condition and results of operations.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including budget and funding levels, ability to hire and retain key personnel, and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

In December 2016, the 21st Century Cures Act was signed into law. This new legislation is designed to advance medical innovation and empower the FDA with the authority to directly hire positions related to drug and device development and review. However, government proposals to reduce or eliminate budgetary deficits may include reduced allocations to the FDA and other related government agencies. These budgetary pressures may result in a reduced ability by the FDA to perform their respective roles; including the related impact to academic institutions and research laboratories whose funding is fully or partially dependent on both the level and timing of funding from government sources.

Disruptions at the FDA and other agencies may also slow the time necessary for Histogen’s product candidates to be reviewed or approved by necessary government agencies, which could adversely affect its business, financial condition and results of operations.

Histogen is subject to “fraud and abuse” and similar laws and regulations, and a failure to comply with such regulations or prevail in any litigation related to noncompliance could harm Histogen’s business, financial condition and results of operations.

In the U.S., Histogen is subject to various federal and state healthcare “fraud and abuse” laws, including anti-kickback laws, false claims laws and other laws intended, among other things, to reduce fraud and abuse in federal and state healthcare programs. The federal Anti-Kickback Statute makes it illegal for any person, including a prescription drug manufacturer, or a party acting on its behalf, to knowingly and willfully solicit, receive, offer or pay any remuneration that is intended to induce the referral of business, including the purchase, order or prescription of a particular drug, or other good or service for which payment in whole or in part may be made under a federal healthcare program, such as Medicare or Medicaid. Although Histogen seeks to structure its business arrangements in compliance with all applicable requirements, these laws are broadly written, and it is often difficult to determine precisely how the law will be applied in specific circumstances. Accordingly, it is possible that Histogen’s practices may be challenged under the federal Anti-Kickback Statute.

The federal False Claims Act prohibits anyone from, among other things, knowingly presenting or causing to be presented for payment to the government, including the federal healthcare programs, claims for reimbursed drugs or services that are false or fraudulent, claims for items or services that were not provided as claimed, or claims for medically unnecessary items or services. Under the Health Insurance Portability and Accountability Act of 1996, Histogen is prohibited from knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services to obtain money or property of any healthcare benefit program. Violations of fraud and abuse laws may be punishable by criminal or civil sanctions, including penalties, fines or exclusion or suspension from federal and state healthcare programs such as Medicare and Medicaid and debarment from contracting with the U.S. government. In addition, private individuals have the ability to bring actions on behalf of the government under the federal False Claims Act as well as under the false claims laws of several states.

Many states have adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare services reimbursed by any source, not just governmental payors. In addition, some states have passed laws that require pharmaceutical companies to comply with the April 2003 Office of Inspector General Compliance Program Guidance for Pharmaceutical Manufacturers or the Pharmaceutical Research and Manufacturers of America’s Code on Interactions with Healthcare Professionals. Several states also impose other marketing restrictions or require pharmaceutical companies to make marketing or price disclosures to the state. There are ambiguities as to what is required to comply with these state requirements and if Histogen fails to comply with an applicable state law requirement, it could be subject to penalties.

Neither the government nor the courts have provided definitive guidance on the application of fraud and abuse laws to Histogen’s business. Law enforcement authorities are increasingly focused on enforcing these laws, and it is possible that some of Histogen’s practices may be challenged under these laws. Efforts to ensure that Histogen’s business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. If Histogen is found in violation of one of these laws, Histogen could be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from governmental funded federal or state healthcare programs and the curtailment or restructuring of Histogen’s operations. If this occurs, Histogen’s business, financial condition and results of operations may be materially adversely affected.

If Histogen faces allegations of noncompliance with the law and encounter sanctions, its reputation, revenues and liquidity may suffer, and any of Histogen’s product candidates that are ultimately approved for commercialization could be subject to restrictions or withdrawal from the market.

Any government investigation of alleged violations of law could require Histogen to expend significant time and resources in response, and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect Histogen’s ability to generate revenues from any of its product candidates that are ultimately approved for commercialization. If regulatory sanctions are applied or if regulatory approval is withdrawn, Histogen’s business, financial condition and results of operations will be adversely affected. Additionally, if Histogen is unable to generate revenues from product sales, Histogen’s potential for achieving profitability will be diminished and Histogen’s need to raise capital to fund its operations will increase.

If Histogen fails to retain current members of Histogen’s senior management and scientific personnel, or to attract and keep additional key personnel, Histogen may be unable to successfully develop or commercialize Histogen’s product candidates.

Histogen’s success depends on Histogen’s continued ability to attract, retain and motivate highly qualified management and scientific personnel. Histogen has identified several individuals that are expected to become full-time employees of the combined organization prior to or shortly following the closing of the merger and fill the position of Chief Financial Officer. However, competition for qualified personnel is intense. Histogen may not be successful in attracting qualified personnel to fulfill Histogen’s current or future needs and there is no guarantee that any of these individuals will join the combined organization on a full-time employment basis, or at all. In the event the combined organization is unable to fill critical open employment positions, the company may need to delay its operational activities and goals, including the development of the company’s product candidates, and may have difficulty in meeting its obligations as a public company. Histogen does not maintain “key person” insurance on any of its employees.

In addition, competitors and others are likely in the future to attempt to recruit Histogen’s employees. The loss of the services of any of Histogen’s key personnel, the inability to attract or retain highly qualified personnel in the future or delays in hiring such personnel, particularly senior management and other technical personnel, could materially and adversely affect Histogen’s business, financial condition and results of operations. In addition, the replacement of key personnel likely would involve significant time and costs, and may significantly delay or prevent the achievement of Histogen’s business objectives.

From time to time, Histogen’s management seeks the advice and guidance of certain scientific advisors and consultants regarding clinical and regulatory development programs and other customary matters. These scientific advisors and consultants are not Histogen’s employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to Histogen. In addition, Histogen’s scientific advisors may have arrangements with other companies to assist those companies in developing products or technologies that may compete with Histogen’s.

Histogen will need to increase the size of Histogen’s organization and may not successfully manage Histogen’s growth.

Histogen is a clinical-stage biopharmaceutical company with a small number of employees, and Histogen’s management systems currently in place are not likely to be adequate to support Histogen’s future growth plans. Histogen’s ability to grow and to manage its growth effectively will require Histogen to hire, train, retain, manage and motivate additional employees and to implement and improve its operational, financial and management systems. These demands also may require the hiring of additional senior management personnel or the development of additional expertise by Histogen’s senior management personnel. Hiring a significant number of additional employees, particularly those at the management level, would increase Histogen’s expenses significantly. Moreover, if Histogen fails to expand and enhance its operational, financial and management systems in conjunction with Histogen’s potential future growth, it could have a material adverse effect on Histogen’s business, financial condition and results of operations.

Histogen is exposed to product liability, non-clinical and clinical liability risks which could place a substantial financial burden upon Histogen, should lawsuits be filed against Histogen.

Histogen’s business exposes it to potential product liability and other liability risks that are inherent in the testing, manufacturing and marketing of pharmaceutical formulations and products. In addition, the use in Histogen’s clinical trials of pharmaceutical products and the subsequent sale of these products by Histogen or its potential collaborators may cause Histogen to bear a portion of or all product liability risks. A successful liability claim or series of claims brought against Histogen could have a material adverse effect on Histogen’s business, financial condition and results of operations.

Histogen’s research and development activities involve the use of hazardous materials, which subject Histogen to regulation, related costs and delays and potential liabilities.

Histogen’s research and development activities involve the controlled use of hazardous materials, chemicals and various radioactive compounds. If an accident occurs, Histogen could be held liable for resulting damages, which could be substantial. Histogen is also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials. Additional federal, state and local laws and regulations affecting Histogen’s operations may be adopted in the future. Histogen may incur substantial costs to comply with, and substantial fines or penalties if Histogen violates any of these laws or regulations.

Histogen relies significantly on information technology and any failure, inadequacy, interruption or security lapse of that technology, including any cybersecurity incidents, could harm Histogen’s ability to operate Histogen’s business effectively.

Despite the implementation of security measures, Histogen’s internal computer systems and those of third parties with which Histogen contracts are vulnerable to damage from cyber-attacks, computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. System failures, accidents or security breaches could cause interruptions in Histogen’s operations, and could result in a material disruption of Histogen’s drug development and clinical activities and business operations, in addition to possibly requiring substantial expenditures of resources to remedy. The loss of drug development or clinical trial data could result in delays in Histogen’s regulatory approval efforts and significantly increase Histogen’s costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, Histogen’s data or applications, or inappropriate disclosure of confidential or proprietary information, Histogen could incur liability and its development programs and the development of its product candidates could be delayed.

Histogen’s employees and consultants may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

Histogen is exposed to the risk of employee or consultant fraud or other misconduct. Misconduct by Histogen’s employees or consultants could include intentional failures to comply with FDA regulations, provide accurate information to the FDA, comply with manufacturing standards, comply with federal and state healthcare fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to Histogen. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commissions, customer incentive programs and other business arrangements. Employee and consultant misconduct also could involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to Histogen’s reputation. It is not always possible to identify and deter such misconduct, and the precautions Histogen takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting Histogen from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against Histogen, and Histogen is not successful in defending itself or asserting Histogen’s rights, those actions could have a material adverse effect on Histogen’s business, financial condition and results of operations, and result in the imposition of significant fines or other sanctions against Histogen.

Business disruptions such as natural disasters could seriously harm Histogen’s future revenues and financial condition and increase its costs and expenses.

Histogen and its suppliers may experience a disruption in their business as a result of natural disasters. A significant natural disaster, such as an earthquake, hurricane, flood or fire, could severely damage or destroy Histogen’s headquarters or facilities or the facilities of Histogen’s manufacturers or suppliers, which could have a material and adverse effect on Histogen’s business, financial condition and results of operations. In addition, terrorist acts or acts of war targeted at the U.S., could cause damage or disruption to Histogen, its employees, facilities, partners and suppliers, which could have a material adverse effect on Histogen’s business, financial condition and results of operations.

Histogen may engage in strategic transactions that could impact its liquidity, increase its expenses and present significant distractions to its management.

From time to time, Histogen may consider strategic transactions, such as acquisitions of companies, asset purchases and out-licensing or in-licensing of products, product candidates or technologies. Additional potential transactions that Histogen may consider include a variety of different business arrangements, including spin-offs, strategic partnerships, joint ventures, restructurings, divestitures, business combinations and investments. Any such transaction may require Histogen to incur non-recurring or other charges, may increase Histogen’s near- and long-term expenditures and may pose significant integration challenges or disrupt Histogen’s management or business, which could adversely affect Histogen’s business, financial condition and results of operations. For example, these transactions may entail numerous operational and financial risks, including:

•	exposure to unknown liabilities;

•	disruption of Histogen’s business and diversion of Histogen’s management’s time and attention in order to develop acquired products, product candidates or technologies;

•	incurrence of substantial debt or dilutive issuances of equity securities to pay for any of these transactions;

•	higher-than-expected transaction and integration costs;

•	write-downs of assets or goodwill or impairment charges;

•	increased amortization expenses;

•	difficulty and cost in combining the operations and personnel of any acquired businesses or product lines with Histogen’s operations and personnel;

•	impairment of relationships with key suppliers or customers of any acquired businesses or product lines due to changes in management and ownership; and

•	inability to retain key employees of any acquired businesses.

Accordingly, although there can be no assurance that Histogen will undertake or successfully complete any transactions of the nature described above, any transactions that Histogen does complete may be subject to the foregoing or other risks, and could have a material adverse effect on Histogen’s business, financial condition and results of operations.

Risks Relating to Histogen’s Intellectual Property

Histogen may not be successful in obtaining or maintaining necessary rights to its product candidates through acquisitions and in-licenses.

One of Histogen’s programs may require the use of proprietary rights held by third parties. Histogen may need to acquire or in-license additional intellectual property in the future with respect to other product candidates. Moreover, Histogen may be unable to acquire or in-license any compositions, methods of use, processes or other intellectual property rights from third parties that Histogen identifies as necessary for its product candidates. Histogen faces competition with regard to acquiring and in-licensing third-party intellectual property rights, including from a number of more established companies. These established companies may have a competitive advantage over Histogen due to their size, cash resources and greater clinical development and commercialization capabilities. In addition, companies that perceive Histogen to be a competitor may be unwilling to assign or license intellectual property rights to Histogen. Histogen also may be unable to acquire or in-license third-party intellectual property rights on terms that would allow it to make an appropriate return on Histogen’s investment.

Histogen may enter into collaboration agreements with U.S. and foreign academic institutions to accelerate development of Histogen’s current or future preclinical product candidates. Typically, these agreements include an option for the company to negotiate a license to the institution’s intellectual property rights resulting from the collaboration. Even with such an option, Histogen may be unable to negotiate a license within the specified timeframe or under terms that are acceptable to Histogen. If Histogen is unable to license rights from a collaborating institution, the institution may offer the intellectual property rights to other parties, potentially blocking Histogen’s ability to pursue its desired program.

If Histogen is unable to successfully obtain required third-party intellectual property rights or maintain Histogen’s existing intellectual property rights, Histogen may need to abandon development of the related program and Histogen’s business, financial condition and results of operations could be materially and adversely affected.

Histogen may not be able to protect its proprietary or licensed technology in the marketplace.

Histogen depends on Histogen’s ability to protect its proprietary or licensed technology. Histogen relies on trade secret, patent, copyright and trademark laws, and confidentiality, licensing and other agreements with employees and third parties, all of which offer only limited protection. Histogen’s success depends in large part on Histogen’s ability and any licensor’s or licensee’s ability to obtain and maintain patent protection in the U.S. and other countries with respect to Histogen’s proprietary or licensed technology and products. Histogen currently in-license some of Histogen’s intellectual property rights to develop Histogen’s product candidates and may in-license additional intellectual property rights in the future. Histogen cannot be certain that patent enforcement activities by its current or future licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents or other intellectual property rights. Histogen also cannot be certain that its current or future licensors will allocate sufficient resources or prioritize their or Histogen’s enforcement of such patents. Even if Histogen is not a party to these legal actions, an adverse outcome could prevent Histogen from continuing to license intellectual property that Histogen may need to operate its business, which would have a material adverse effect on its business, financial condition and results of operations.

Histogen believes it will be able to obtain, through prosecution of patent applications covering Histogen’s owned technology and technology licensed from others, adequate patent protection for Histogen’s proprietary drug technology, including those related to Histogen’s in-licensed intellectual property. If Histogen is compelled to spend significant time and money protecting or enforcing its licensed patents and future patents Histogen may own, designing around patents held by others or licensing or acquiring, potentially for large fees, patents or other proprietary rights held by others, Histogen’s business, financial condition and results of operations may be materially and adversely affected. If Histogen is unable to effectively protect the intellectual property that Histogen owns or in-licenses, other companies may be able to offer the same or similar products for sale, which could materially adversely affect Histogen’s business, financial condition and results of operations. The patents of others from whom Histogen may license technology, and any future patents Histogen may own, may be challenged, narrowed, invalidated or circumvented, which could limit Histogen’s ability to stop competitors from marketing the same or similar products or limit the length of term of patent protection that Histogen may have for its products.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and Histogen’s patent protection for licensed patents, pending patent applications and potential future patent applications and patents could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or patent applications will be due to be paid to the U.S. Patent and Trademark Office (“USPTO”) and various governmental patent agencies outside of the U.S. in several stages over the lifetime of the applicable patent and/or patent application. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If this occurs with respect to Histogen’s in-licensed patents or patent applications Histogen may file in the future, Histogen’s competitors might be able to use its technologies, which would have a material adverse effect on Histogen’s business, financial condition and results of operations.

The patent positions of pharmaceutical products are often complex and uncertain. The breadth of claims allowed in pharmaceutical patents in the U.S. and many jurisdictions outside of the U.S. is not consistent. For example, in many jurisdictions, the support standards for pharmaceutical patents are becoming increasingly strict. Some countries prohibit method of treatment claims in patents. Changes in either the patent laws or interpretations of patent laws in the U.S. and other countries may diminish the value of Histogen’s licensed or owned intellectual property or create uncertainty. In addition, publication of information related to Histogen’s current product candidates and potential products may prevent Histogen from obtaining or enforcing patents relating to these product candidates and potential products, including without limitation composition-of-matter patents, which are generally believed to offer the strongest patent protection.

Patents that Histogen currently licenses and patents that Histogen may own or license in the future do not necessarily ensure the protection of Histogen’s licensed or owned intellectual property for a number of reasons, including, without limitation, the following:

•	the patents may not be broad or strong enough to prevent competition from other products that are identical or similar to Histogen’s product candidates;

•	there can be no assurance that the term of a patent can be extended under the provisions of patent term extensions afforded by U.S. law or similar provisions in foreign countries, where available;

•	the issued patents and patents that Histogen may obtain or license in the future may not prevent generic entry into the market for Histogen’s product candidates;

•	Histogen, or third parties from whom Histogen in-license or may license patents, may be required to disclaim part of the term of one or more patents;

•	there may be prior art of which Histogen is not aware that may affect the validity or enforceability of a patent claim;

•

there may be prior art of which Histogen is aware, which Histogen does not believe affects the validity or enforceability of a patent claim, but which, nonetheless, ultimately may be found to affect the validity or enforceability of a patent claim;

•	there may be other patents issued to others that will affect Histogen’s freedom to operate;

•	if the patents are challenged, a court could determine that they are invalid or unenforceable;

•

there might be a significant change in the law that governs patentability, validity and infringement of Histogen’s licensed patents or any future patents Histogen may own that adversely affects the scope of Histogen’s patent rights;

•	a court could determine that a competitor’s technology or product does not infringe Histogen’s licensed patents or any future patents Histogen may own; and

•

the patents could irretrievably lapse due to failure to pay fees or otherwise comply with regulations or could be subject to compulsory licensing. If Histogen encounters delays in Histogen’s development or clinical trials, the period of time during which Histogen could market its potential products under patent protection would be reduced.

Histogen’s competitors may be able to circumvent its licensed patents or future patents Histogen may own by developing similar or alternative technologies or products in a non-infringing manner. Histogen’s competitors may seek to market generic versions of any approved products by submitting abbreviated new drug applications to the FDA in which Histogen’s competitors claim that Histogen’s licensed patents or any future patents Histogen may own are invalid, unenforceable or not infringed. Alternatively, Histogen’s competitors may seek approval to market their own products similar to or otherwise competitive with Histogen’s products. In these circumstances, Histogen may need to defend or assert Histogen’s licensed patents or any future patents Histogen may own, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or other agency with jurisdiction may find Histogen’s licensed patents or any future patents Histogen may own invalid or unenforceable. Histogen may also fail to identify patentable aspects of its research and development before it is too late to obtain patent protection. Even if Histogen owns or in-licenses valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve Histogen’s business objectives.

The issuance of a patent is not conclusive as to its inventorship, scope, ownership, priority, validity or enforceability. In this regard, third parties may challenge Histogen’s licensed patents or any future patents Histogen may own in the courts or patent offices in the U.S. and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit Histogen’s ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of Histogen’s technology and potential products. In addition, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized.

Histogen may infringe the intellectual property rights of others, which may prevent or delay its drug development efforts and prevent Histogen from commercializing or increase the costs of commercializing Histogen’s products.

Histogen’s commercial success depends significantly on Histogen’s ability to operate without infringing the patents and other intellectual property rights of third parties. For example, there could be issued patents of which Histogen is not aware that Histogen’s current or potential future product candidates infringe. There also could be patents that Histogen believes Histogen does not infringe, but that Histogen may ultimately be found to infringe.

Moreover, patent applications are in some cases maintained in secrecy until patents are issued. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications were filed. Because patents can take many years to issue, there may be currently pending applications of which Histogen is unaware that may later result in issued patents that Histogen’s product candidates or potential products infringe. For example, pending applications may exist that claim or can be amended to claim subject matter that Histogen’s product candidates or potential products infringe. Competitors may file continuing patent applications claiming priority to already issued patents in the form of continuation, divisional, or continuation-in-part applications, in order to maintain the pendency of a patent family and attempt to cover Histogen’s product candidates.

Third parties may assert that Histogen is employing their proprietary technology without authorization and may sue Histogen for patent or other intellectual property infringement. These lawsuits are costly and could adversely affect Histogen’s business, financial condition and results of operations and divert the attention of managerial and scientific personnel. If Histogen is sued for patent infringement, Histogen would need to demonstrate that its product candidates, potential products or methods either do not infringe the claims of the relevant patent or that the patent claims are invalid, and Histogen may not be able to do this. Proving invalidity is difficult. For example, in the U.S., proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if Histogen is successful in these proceedings, Histogen may incur substantial costs and the time and attention of Histogen’s management and scientific personnel could be diverted in pursuing these proceedings, which could have a material adverse effect on Histogen. In addition, Histogen may not have sufficient resources to bring these actions to a successful conclusion. If a court holds that any third-party patents are valid, enforceable and cover Histogen’s products or their use, the holders of any of these patents may be able to block Histogen’s ability to commercialize its products unless it acquires or obtains a license under the applicable patents or until the patents expire.

Histogen may not be able to enter into licensing arrangements or make other arrangements at a reasonable cost or on reasonable terms. Any inability to secure licenses or alternative technology could result in delays in the introduction of Histogen’s products or lead to prohibition of the manufacture or sale of products by Histogen. Even if Histogen is able to obtain a license, it may be non-exclusive, thereby giving Histogen’s competitors access to the same technologies licensed to Histogen. Histogen could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, in any such proceeding or litigation, Histogen could be found liable for monetary damages, including treble damages and attorneys’ fees, if Histogen is found to have willfully infringed a patent. A finding of infringement could prevent Histogen from commercializing its product candidates or force Histogen to cease some of its business operations, which could materially and adversely affect Histogen’s business, financial condition and results of operations. Any claims by third parties that Histogen has misappropriated their confidential information or trade secrets could have a similar material and adverse effect on Histogen’s business, financial condition and results of operations. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on Histogen’s ability to raise the funds necessary to continue Histogen’s operations.

Any claims or lawsuits relating to infringement of intellectual property rights brought by or against Histogen will be costly and time consuming and may adversely affect its business, financial condition and results of operations.

Histogen may be required to initiate litigation to enforce or defend its licensed and owned intellectual property. Lawsuits to protect Histogen’s intellectual property rights can be very time consuming and costly. There is a substantial amount of litigation involving patent and other intellectual property rights in the biopharmaceutical industry generally. Such litigation or proceedings could substantially increase Histogen’s operating expenses and reduce the resources available for development activities or any future sales, marketing or distribution activities.

In any infringement litigation, any award of monetary damages Histogen receives may not be commercially valuable. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Histogen’s confidential information could be compromised by disclosure during litigation. Moreover, there can be no assurance that Histogen will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are resolved. Further, any claims Histogen asserts against a perceived infringer could provoke these parties to assert counterclaims against Histogen alleging that Histogen has infringed their patents. Some of Histogen’s competitors may be able to sustain the costs of such litigation or proceedings more effectively than Histogen can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on Histogen’s ability to compete in the marketplace.

In addition, Histogen’s licensed patents and patent applications, and patents and patent applications that Histogen may apply for, own or license in the future, could face other challenges, such as interference proceedings, opposition proceedings, re-examination proceedings and other forms of post-grant review. Any of these challenges, if successful, could result in the invalidation of, or in a narrowing of the scope of, any of Histogen’s licensed patents and patent applications and patents and patent applications that Histogen may apply for, own or license in the future subject to challenge. Any of these challenges, regardless of their success, would likely be time consuming and expensive to defend and resolve and would divert Histogen’s management and scientific personnel’s time and attention.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing Histogen’s ability to protect Histogen’s products.

As is the case with other biopharmaceutical companies, Histogen’s success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is costly, time-consuming and inherently uncertain. For example, the U.S. previously enacted and is currently implementing wide-ranging patent reform legislation. Specifically, on September 16, 2011, the Leahy-Smith America Invents Act (the “Leahy-Smith Act”) was signed into law and included a number of significant changes to U.S. patent law, and many of the provisions became effective in March 2013. However, it may take the courts years to interpret the provisions of the Leahy-Smith Act, and the implementation of the statute could increase the uncertainties and costs surrounding the prosecution of Histogen’s licensed and future patent applications and the enforcement or defense of Histogen’s licensed and future patents, all of which could have a material adverse effect on Histogen’s business, financial condition and results of operations.

In addition, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to Histogen’s ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken Histogen’s ability to obtain new patents or to enforce patents that Histogen might obtain in the future.

Histogen may not be able to protect its intellectual property rights throughout the world.

Filing, prosecuting and defending patents on product candidates throughout the world would be prohibitively expensive. Competitors may use Histogen’s licensed and owned technologies in jurisdictions where Histogen has not licensed or obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where Histogen may obtain or license patent protection, but where patent enforcement is not as strong as that in the U.S. These products may compete with Histogen’s products in jurisdictions where Histogen does not have any issued or licensed patents and any future patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for Histogen to stop the infringement of Histogen’s licensed patents and future patents Histogen may own, or marketing of competing products in violation of Histogen’s proprietary rights generally. Further, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the U.S. As a result, Histogen may encounter significant problems in protecting and defending its licensed and owned intellectual property both in the U.S. and abroad. For example, China currently affords less protection to a company’s intellectual property than some other jurisdictions. As such, the lack of strong patent and other intellectual property protection in China may significantly increase Histogen’s vulnerability regarding unauthorized disclosure or use of its intellectual property and undermine its competitive position. Proceedings to enforce Histogen’s future patent rights, if any, in foreign jurisdictions could result in substantial cost and divert its efforts and attention from other aspects of Histogen’s business.

Histogen may be unable to adequately prevent disclosure of trade secrets and other proprietary information.

In order to protect Histogen’s proprietary and licensed technology and processes, Histogen relies in part on confidentiality agreements with its corporate partners, employees, consultants, manufacturers, outside scientific collaborators and sponsored researchers and other advisors. These agreements may not effectively prevent disclosure of Histogen’s confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover Histogen’s trade secrets and proprietary information. Failure to obtain or maintain trade secret protection could adversely affect Histogen’s competitive business position.

Histogen may be subject to claims that Histogen’s employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

Histogen expects to employ individuals who were previously employed at other biopharmaceutical companies. Although Histogen has no knowledge of any such claims against Histogen, Histogen may be subject to claims that it or its employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of Histogen’s employees’ former employers or other third parties. Litigation may be necessary to defend against these claims. There is no guarantee of success in defending these claims, and even if Histogen is successful, litigation could result in substantial cost and be a distraction to Histogen’s management and other employees. To date, none of Histogen’s employees have been subject to such claims.

Histogen may be subject to claims challenging the inventorship of its licensed patents, any future patents Histogen may own and other intellectual property.

Although Histogen is not currently experiencing any claims challenging the inventorship of its licensed patents or Histogen’s licensed or owned intellectual property, Histogen may in the future be subject to claims that former employees, collaborators or other third parties have an interest in Histogen’s licensed patents or other licensed or owned intellectual property as an inventor or co-inventor. For example, Histogen may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing Histogen’s product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship. If Histogen fails in defending any such claims, in addition to paying monetary damages, Histogen may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on Histogen’s business, financial condition and results of operations. Even if Histogen is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

If Histogen does not obtain additional protection under the Hatch-Waxman Amendments and similar foreign legislation extending the terms of Histogen’s licensed patents and any future patents Histogen may own, Histogen’s business, financial condition and results of operations may be materially and adversely affected.

Depending upon the timing, duration and specifics of FDA regulatory approval for Histogen’s product candidates, one or more of its licensed U.S. patents or future U.S. patents that Histogen may license or own may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during drug development and the FDA regulatory review process. This period is generally one-half the time between the effective date of an investigational new drug application (“IND”) (falling after issuance of the patent), and the submission date of an NDA, plus the time between the submission date of an NDA and the approval of that application. Patent term restorations, however, cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval by the FDA.

The application for patent term extension is subject to approval by the USPTO, in conjunction with the FDA. It takes at least six months to obtain approval of the application for patent term extension. Histogen may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than Histogen requests. If Histogen is unable to obtain patent term extension or restoration or the term of any such extension is less than Histogen requests, the period during which Histogen will have the right to exclusively market its product will be shortened and Histogen’s competitors may obtain earlier approval of competing products, and Histogen’s ability to generate revenues could be materially adversely affected.

Risks Related to the Combined Organization

In determining whether you should approve the merger, the issuance of shares of Conatus common stock and other matters related to the merger, as the case may be, you should carefully read the following risk factors in addition to the risk factors described under “Risk Factors—Risks Related to the Merger,” “Risk Factors—Risks Related to Conatus” and “Risk Factors—Risks Related to Histogen,” which will also apply to the combined organization.

The market price of Conatus common stock is expected to be volatile and may drop following the merger.

The market price of the combined organization’s common stock is likely to be volatile following the merger. The combined organization’s stock price could be subject to wide fluctuations in response to a variety of factors including the following:

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results from, and any delays in, planned clinical trials for the combined organization’s product candidates, or any other future product candidates, and the results of trials of competitors or those of other companies in the combined organization’s market sector;

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any delay in filing an Investigational New Drug Application, Investigational Device Exemption or NDA for any of the combined organization’s product candidates and any adverse development or perceived adverse development with respect to the FDA’s review of that NDA;

•	significant lawsuits, including patent or stockholder litigation;

•	inability to obtain additional funding;

•	failure to successfully develop and commercialize the combined organization’s product candidates;

•	changes in laws or regulations applicable to the combined organization’s product candidates;

•	inability to obtain adequate product supply for the combined organization’s product candidates, or the inability to do so at acceptable prices;

•	unanticipated serious safety concerns related to any of the combined organization’s product candidates;

•	adverse regulatory decisions;

•	introduction of new products or technologies by the combined organization’s competitors;

•	failure to meet or exceed drug development or financial projections the combined organization provides to the public;

•	failure to meet or exceed the estimates and projections of the investment community;

•	the perception of the biopharmaceutical industry by the public, legislatures, regulators and the investment community;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by the combined organization or the combined organization’s competitors;

•

disputes or other developments relating to proprietary rights, including patents, litigation matters and the combined organization’s ability to obtain patent protection for the combined organization’s licensed and owned technologies;

•	additions or departures of key scientific or management personnel;

•	changes in the market valuations of similar companies;

•	general economic and market conditions and overall fluctuations in the U.S. equity market;

•	sales of the combined organization’s common stock by the combined organization or its stockholders in the future; and

•	trading volume of the combined organization’s common stock.

In addition, the stock market, in general, and small biopharmaceutical companies, in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of the combined organization’s common stock, regardless of the combined organization’s actual operating performance. Further, a decline in the financial markets and related factors beyond the combined organization’s control may cause the combined organization’s stock price to decline rapidly and unexpectedly.

Anti-takeover provisions in the combined organization charter documents and under Delaware law could make an acquisition of the combined organization more difficult and may prevent attempts by the combined organization stockholders to replace or remove the combined organization management.

Provisions in the combined organization’s certificate of incorporation and bylaws may delay or prevent an acquisition or a change in management. These provisions include a classified board of directors, a prohibition on actions by written consent of the combined organization’s stockholders and the ability of the board of directors to issue preferred stock without stockholder approval. In addition, because the combined organization will be incorporated in Delaware, it is governed by the provisions of Section 203 of the DGCL, which prohibits stockholders owning in excess of 15% of the outstanding combined organization voting stock from merging or combining with the combined organization. Although Conatus and Histogen believe these provisions collectively will provide for an opportunity to receive higher bids by requiring potential acquirers to negotiate with the combined organization’s board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by the combined organization’s stockholders to replace or remove then current management by making it more difficult for stockholders to replace members of the board of directors, which is responsible for appointing the members of management.

The pre-merger net operating loss carryforwards and certain other tax attributes of Conatus and Histogen may be subject to limitations. The pre-merger net operating loss carryforwards and certain other tax attributes of Conatus, Histogen and the combined organization may also be subject to limitations as a result of ownership changes resulting from the merger.

In general, a corporation that undergoes an “ownership change” as defined in Section 382 of the Code, is subject to limitations on its ability to utilize its pre-change net operating loss carryforwards to offset future taxable income. In general, an ownership change occurs if the aggregate stock ownership of certain stockholders, generally stockholders beneficially owning five percent or more of a corporation’s common stock, applying certain look-through and aggregation rules, increases by more than 50 percentage points over such stockholders’ lowest percentage ownership during the testing period, generally three years. Conatus and Histogen may have experienced ownership changes in the past and the combined organization may experience ownership changes in the future. In addition, the closing of the merger may result in an ownership change for Conatus, which could result in limitations on the use of its federal and state net operating loss carryforwards of $145.5 million and $76.4 million, respectively, in addition to its federal, including orphan drug, and state research credit carryforwards of $8.3 million and $2.4 million, respectively. It is possible that the combined organization’s net operating loss carryforwards and certain other tax attributes may also be subject to limitation as a result of ownership changes in the past and/or the closing of the merger. Consequently, even if the combined organization achieves profitability, it may not be able to utilize a material portion of Conatus’, Histogen’s or the combined organization’s net operating loss carryforwards and certain other tax attributes, which could have a material adverse effect on cash flow and results of operations.

The combined company’s failure to meet the continued listing requirements of the Nasdaq could result in a delisting of the combined company’s common stock.

If, after listing, the combined company fails to satisfy the continued listing requirements of the Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist the combined company’s common stock. Such a delisting would likely have a negative effect on the price of the combined company’s common stock and would impair your ability to sell or purchase the combined company’s common stock when you wish to do so. In the event of a delisting, the combined company can provide no assurance that any action taken by the combined company to restore compliance with listing requirements would allow the combined company’s common stock to become listed again, stabilize the market price or improve the liquidity of the combined company’s common stock, prevent the combined company’s common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

Sales of a substantial number of shares of the combined company’s common stock by the combined company’s stockholders in the public market could cause the combined company’s stock price to fall.

Sales of a substantial number of shares of the combined company’s common stock in the public market or the perception that these sales might occur could significantly reduce the market price of the combined company’s common stock and impair the combined company’s ability to raise adequate capital through the sale of additional equity securities.

Based on shares of Conatus common stock outstanding and issuable as of March 2, 2020 and assuming an exchange ratio of 1.4750, the combined company will have outstanding a total of 120,295,801 shares of common stock after the merger, assuming no exercise of outstanding options or warrants. Of these shares, only 75,973,011 shares of common stock will be freely tradable, without restriction, in the public market immediately following the merger, unless they are purchased by one of the combined company’s affiliates.

Histogen’s directors and executive officers and holders of approximately 50.4% of Histogen’s outstanding capital stock on an as converted to common stock basis and directors of Conatus holding 1.5% of Conatus’ outstanding common stock are expected to enter into lock-up agreements with Conatus in connection with the closing of the merger pursuant to which they may not, for a period of 180 days from the date of the Effective Time, offer, sell or otherwise transfer or dispose of any of the combined company’s securities, subject to certain exceptions. Sales of these shares, or perceptions that they will be sold, could cause the trading price of the combined company’s common stock to decline. After the lock-up agreements expire, up to an additional 44,322,790 shares of common stock will be eligible for sale in the public market.

The combined organization’s internal control over financial reporting may not meet the standards required by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act, could have a material adverse effect on the combined organization’s business and share price.

As a privately held company, Histogen was not required to evaluate its internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404 of the Sarbanes-Oxley Act (“Section 404”). Commencing with the combined organization’s Annual Report on Form 10-K for this fiscal year, the combined organization’s management will be required to report on the effectiveness of the combined organization’s internal control over financial reporting. The rules governing the standards that must be met for the combined organization’s management to assess the combined organization’s internal control over financial reporting are complex and require significant documentation, testing and possible remediation.

The combined company cannot assure you that there will not be material weaknesses or significant deficiencies in the combined company’s internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit the combined company’s ability to accurately report its financial condition, results of operations or cash flows. If the combined company is unable to conclude that its internal control over financial reporting is effective, or if the combined company’s independent registered public accounting firm determines the combined company has a material weakness or significant deficiency in the combined company’s internal control over financial reporting once that firm begin its Section 404 reviews, investors may lose confidence in the accuracy and completeness of the combined company’s financial reports, the market price of the combined company’s common stock could decline, and the combined company could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in the combined company’s internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict the combined company’s future access to the capital markets.

After the merger, the combined company’s executive officers, directors and principal stockholders, if they choose to act together, will continue to control or significantly influence all matters submitted to stockholders for approval. Furthermore, two of the combined company’s anticipated directors will be appointed by Conatus.

Following the completion of the merger, the combined company’s executive officers, directors and greater than 5% stockholders, in the aggregate, will own approximately 40.7% of combined company’s outstanding common stock (assuming no exercise of outstanding options). Furthermore, two of the combined company’s anticipated directors will be appointed by Conatus. As a result, such persons or their appointees to the combined company’s board of directors, acting together, will have the ability to control or significantly influence all matters submitted to the combined company’s board of directors or stockholders for approval, including the appointment of the combined company’s management, the election and removal of directors and approval of any significant transaction, as well as the combined company’s management and business affairs. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving the combined company, or discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of the combined company’s business, even if such a transaction would benefit other stockholders.

FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus/information statement and the documents incorporated by reference into this proxy statement/prospectus/information statement contain forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”)) concerning Conatus, Histogen, the proposed merger and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Conatus, as well as assumptions made by, and information currently available to, management. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “plan,” “believe,” “intend,” “look forward,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the risk that the conditions to the closing of the merger are not satisfied, including the failure to timely or at all obtain stockholder approval for the merger; uncertainties as to the timing of the consummation of the merger and the ability of each of Conatus and Histogen to consummate the merger; risks related to Conatus’ ability to correctly estimate its operating expenses and its expenses associated with the merger; risks related to the changes in market price of Conatus’ common stock relative to the exchange ratio; the ability of Conatus or Histogen to protect their respective intellectual property rights; competitive responses to the merger; unexpected costs, charges or expenses resulting from the merger; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; and legislative, regulatory, political and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere. Conatus can give no assurance that the conditions to the merger will be satisfied. Except as required by applicable law, Conatus undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

For a discussion of the factors that may cause Conatus, Histogen or the combined organization’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risk associated with the ability of Conatus and Histogen to complete the merger and the effect of the merger on the business of Conatus, Histogen and the combined organization, see the section entitled “Risk Factors.”

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by Conatus including the risk factors included in Conatus’ most recent Annual Report on Form 10-K, and Conatus’ recent Quarterly Report on Form 10-Q and Current Reports on Form 8-K filed with the SEC. See the section entitled “Where You Can Find More Information.”

If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, the results of Conatus, Histogen or the combined organization could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus/information statement are current only as of the date on which the statements were made. Except as required by applicable law, Conatus and Histogen do not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made or to reflect the occurrence of unanticipated events.

THE SPECIAL MEETING OF CONATUS’ STOCKHOLDERS

Date, Time and Place

The Conatus special meeting will be held on                     , 2020, at 12670 High Bluff Drive, San Diego, California 92130 commencing at             a.m., Pacific time. Conatus is sending this proxy statement/prospectus/information statement to its stockholders in connection with the solicitation of proxies by Conatus’ board of directors for use at the Conatus special meeting and any adjournments or postponements of the Conatus special meeting. This proxy statement/prospectus/information statement is first being furnished to Conatus’ stockholders on or about , 2020.

Purpose of the Conatus Special Meeting

The purpose of the Conatus special meeting is:

1.

To consider and vote upon a proposal to approve the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus/information statement, and the transactions contemplated thereby, including the merger, the issuance of Conatus’ common stock to Histogen’s stockholders in accordance with the Merger Agreement and the change in control of Conatus.

2.

To approve a series of alternative amendments to the amended and restated certificate of incorporation of Conatus to effect the Conatus Reverse Stock Split, in the form attached as Annex D to this proxy statement/prospectus/information statement.

3.	To approve the Conatus 2020 Incentive Award Plan (“Conatus 2020 Plan”), a copy of which is attached as Annex E to this proxy statement/prospectus/information statement;

4.	To approve, on a nonbinding, advisory basis, the compensation that will be paid or may become payable to Conatus’ named executive officers in connection with the merger;

5.	To consider and vote upon an adjournment of the Conatus special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2 or 3.

6.	To transact such other business as may properly come before the Conatus special meeting or any adjournment or postponement thereof.

Recommendation of Conatus’ Board of Directors

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Conatus’ board of directors has determined that the transactions contemplated by the Merger Agreement, including the merger and the issuance of shares of Conatus’ common stock to Histogen’s stockholders pursuant to the Merger Agreement are fair to, advisable and in the best interest of Conatus and its stockholders and has approved and declared advisable the Merger Agreement and such transactions. Conatus’ board of directors recommends that Conatus’ stockholders vote “FOR” Proposal No. 1 to approve the Merger Agreement and the transactions contemplated thereby, including the merger and the issuance of shares of Conatus’ common stock to Histogen’s stockholders.

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Conatus’ board of directors has determined that the Conatus Reverse Stock Split is fair to, advisable and in the best interest of Conatus and its stockholders and has approved and declared advisable the Conatus Reverse Stock Split. Conatus’ board of directors recommends that Conatus’ stockholders vote “FOR” Proposal No. 2 to approve an amendment to the amended and restated certificate of incorporation of Conatus effecting the Conatus Reverse Stock Split.

•

Conatus’ board of directors has determined that the adoption of the Conatus 2020 Plan is fair to, advisable and in the best interests of Conatus and its stockholders and has approved and declared advisable the Conatus 2020 Plan. Conatus’ board of directors recommends that Conatus’ stockholders vote “FOR” Proposal No. 3 to approve the Conatus 2020 Plan.

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Conatus’ board of directors has determined that the approval of the nonbinding, advisory vote on the compensation that will be paid or may become payable to Conatus’ named executive officers in connection with the merger is advisable and in the best interests of Conatus and its stockholders and has approved such nonbinding advisory vote. Conatus’ board of directors recommends that Conatus’ stockholders vote “FOR” Proposal No. 4 to approve, on a nonbinding, advisory basis, the compensation that will be paid or may become payable to Conatus’ named executive officers in connection with the merger.

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Conatus’ board of directors has determined and believes that adjourning the Conatus special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2 or 3 is advisable to, and in the best interests of, Conatus and its stockholders and has approved and adopted the proposal. Conatus’ board of directors recommends that Conatus’ stockholders vote “FOR” Proposal No. 5 to adjourn the Conatus special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2 or 3.

Record Date and Voting Power

Only holders of record of Conatus’ common stock at the close of business on the record date,                     , 2020, are entitled to notice of, and to vote at, the Conatus special meeting. There were approximately             holders of record of Conatus’ common stock at the close of business on the record date. At the close of business on the record date,             shares of Conatus’ common stock were issued and outstanding. Each share of Conatus’ common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval. See the section entitled “Principal Stockholders of Conatus” in this proxy statement/prospectus/information statement for information regarding persons known to Conatus’ management to be the beneficial owners of more than 5% of the outstanding shares of Conatus’ common stock.

Voting and Revocation of Proxies

The proxy accompanying this proxy statement/prospectus/information statement is solicited on behalf of Conatus’ board of directors for use at the Conatus special meeting.

If you are a stockholder of record of Conatus as of the record date referred to above, you may vote in person at the Conatus special meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the Conatus special meeting, Conatus urges you to vote by proxy to ensure your vote is counted. You may still attend the Conatus special meeting and vote in person if you have already voted by proxy. As a stockholder of record you may vote in any of the following ways:

•	to vote in person, attend the Conatus special meeting and Conatus will provide you a ballot when you arrive.

•

to vote using the proxy card, simply mark, sign and date your proxy card and return it promptly in the postage-paid envelope provided. If you return your signed proxy card to Conatus before the Conatus special meeting, Conatus will vote your shares as you direct on the proxy card.

•

to vote by telephone or on the Internet, dial the number on the proxy card or voting instruction form or visit the website on the proxy card or voting instruction form to complete an electronic proxy card. You will be asked to provide Conatus’ number and control number from the enclosed proxy card. Your vote must be received by 11:59 p.m., Eastern time on                     , 2020 to be counted.

If your shares of Conatus’ common stock are held by your broker as your nominee, that is, in “street name,” the enclosed voting instruction card is sent by the institution that holds your shares. Please follow the instructions included on that proxy card regarding how to instruct your broker to vote your shares of Conatus’ common stock. If you do not give instructions to your broker, your broker can vote your shares of Conatus’ common stock with respect to “discretionary” items but not with respect to “non-discretionary” items. Discretionary items are proposals considered routine under the rules of Nasdaq on which your broker may vote shares held in “street name” in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, your shares of Conatus’ common stock will be treated as broker non-votes. It is anticipated that all proposals will be non-discretionary items.

All properly executed proxies that are not revoked will be voted at the Conatus special meeting and at any adjournments or postponements of the Conatus special meeting in accordance with the instructions contained in the proxy. If a holder of Conatus’ common stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” Proposal No. 1 to approve the Merger Agreement and the transactions contemplated thereby, including the merger and the issuance of shares of Conatus’ common stock to Histogen’s stockholders pursuant to the Merger Agreement; “FOR” Proposal No. 2 to approve an amendment to the amended and restated certificate of incorporation of Conatus effecting the Conatus Reverse Stock Split; “FOR” Proposal No. 3 to approve the Conatus 2020 Plan; “FOR” Proposal No. 4 to approve, on a nonbinding, advisory basis, the compensation that will be paid or may become payable to Conatus’ named executive officers in connection with the merger; and “FOR” Proposal No. 5 to approve the adjournment of the Conatus special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2 or 3 in accordance with the recommendation of Conatus’ board of directors.

Conatus’ stockholders of record, other than those Conatus’ stockholders who have executed support agreements, may change their vote at any time before their proxy is voted at the Conatus special meeting in one of three ways. First, a stockholder of record of Conatus can send a written notice to the Secretary of Conatus stating that the stockholder would like to revoke its proxy. Second, a stockholder of record of Conatus can submit new proxy instructions either on a new proxy card or by telephone or via the Internet. Third, a stockholder of record of Conatus can attend the Conatus special meeting and vote in person. Attendance alone will not revoke a proxy. If a stockholder of Conatus of record or a stockholder who owns shares of Conatus’ common stock in “street name” has instructed a broker to vote its shares of Conatus’ common stock, the stockholder must follow directions received from its broker to change those instructions.

Required Vote

The presence, in person or represented by proxy, at the Conatus special meeting of the holders of a majority of the shares of Conatus’ common stock outstanding and entitled to vote at the Conatus special meeting is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes will be counted towards a quorum. Approval of Proposal Nos. 1, 3, 4 and 5 requires the affirmative vote of the majority of the votes cast (meaning the number of shares voted “FOR” the proposal must exceed the number of shares voted “AGAINST” the proposal) at the Conatus special meeting. Abstentions from voting on the proposal and broker, non-votes, if any, will not be counted as votes cast and accordingly will have no effect upon the outcome of Proposal Nos. 1, 3, 4 and 5. Approval of Proposal No. 2 requires the affirmative vote of holders of a majority of Conatus’ common stock having voting power outstanding on the record date for the Conatus special meeting.

Votes will be counted by the inspector of election appointed for the Conatus special meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total and will have the same effect as “AGAINST” votes for Proposal No. 2; abstentions will have no effect on Proposal Nos. 1, 3, 4 and 5. Broker non-votes will have the same effect as “AGAINST” votes for Proposal No. 2. For Proposal Nos. 1, 3, 4 and 5, broker non-votes will have no effect and will not be counted towards the vote total, but will be used to determine whether a quorum is present at the Conatus special meeting.

As of December 31, 2019, the directors and executive officers of Conatus beneficially owned approximately 2.8% of the outstanding shares of Conatus’ common stock entitled to vote at the Conatus special meeting. Each of the directors and executive officers, and certain other stockholders, of Conatus have entered into support agreements, pursuant to which such director, executive officer or other stockholder has agreed to be present (in person or by proxy) at the Conatus special meeting to vote all shares of Conatus’ common stock owned by him, her or it as of the record date (1) in favor of the adoption and approval of the Merger Agreement and the adoption and approval of the merger and other transactions contemplated thereby, or any matter that could reasonably be expected to facilitate the merger or other transactions, including Proposal Nos. 1, 2 and 3; (2) against any proposal or action that could reasonably be expected to delay, impede or interfere with the approval of the merger or any other transaction contemplated by the Merger Agreement, including against any “acquisition proposal” and any action in furtherance of any acquisition proposal; and (3) against any action or agreement that could reasonably be expected to result in a material breach of any covenant, representation or warranty or any other obligation of Conatus or the stockholder under the Merger Agreement or any related transaction document. As of December 31, 2019, Conatus is not aware of any affiliate of Histogen owning any shares of Conatus’ common stock entitled to vote at the Conatus special meeting.

Solicitation of Proxies

In addition to solicitation by mail, the directors, officers, employees and agents of Conatus may solicit proxies from Conatus’ stockholders by personal interview, telephone, telegram or otherwise. Conatus and Histogen will share equally the costs of printing and filing this proxy statement/prospectus/information statement and proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Conatus’ common stock for the forwarding of solicitation materials to the beneficial owners of Conatus’ common stock. Conatus will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. Conatus has retained             as its proxy solicitor. Conatus will pay the fees of                     , which Conatus expects to be approximately $            , plus reimbursement of out-of-pocket expenses.

Other Matters

As of the date of this proxy statement/prospectus/information statement, Conatus’ board of directors does not know of any business to be presented at the Conatus special meeting other than as set forth in the notice accompanying this proxy statement/prospectus/information statement. If any other matters should properly come before the Conatus special meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

THE MERGER

This section and the section entitled “The Merger Agreement” in this proxy statement/prospectus/information statement describe the material aspects of the merger, including the Merger Agreement. While Conatus and Histogen believe that this description covers the material terms of the merger and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus/information statement for a more complete understanding of the merger and the Merger Agreement, including the Merger Agreement attached as Annex A, the opinion of Oppenheimer attached as Annex B, and the other documents to which you are referred herein. See the section entitled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.

Background of the Merger

Historical Background for Conatus

Conatus’ board of directors and management regularly review its operating and strategic plans in an effort to enhance stockholder value. These reviews involve, among other things, discussions of opportunities and risks associated with Conatus’ product candidates, development programs, financial condition and market, as well as consideration of strategic alternatives and options available to Conatus.

In June 2019, Conatus announced that top-line results from its ENCORE-LF clinical trial of emricasan did not meet the primary endpoint, and it was discontinuing further treatment of patients enrolled in the ENCORE-LF clinical trial. In addition, results from the 24-week extension in Conatus’ ENCORE-PH clinical trial of emricasan were consistent with results from the initial 24-week treatment period and did not meet predefined objectives. Previously, in March 2019, Conatus announced that top-line results from the Phase 2b ENCORE-NF clinical trial of emricasan also did not meet the primary endpoint.

As a result of the failure of emricasan in the ENCORE clinical trials, Conatus’ board of directors initiated a process to identify and evaluate strategic alternatives available to Conatus that ultimately resulted in the execution of the Merger Agreement with Histogen. The terms of the Merger Agreement are the result of extensive arm’s-length negotiations between Conatus’ management and Histogen’s management, along with their respective advisors and under the guidance of each company’s board of directors.

From the beginning, Conatus followed a deliberate process assisted by experienced outside financial and legal advisors to rigorously examine potential transactions and transaction candidates in a broad and inclusive manner. The following is a summary of the background of the process undertaken by Conatus, and the identification and evaluation of strategic alternatives and the negotiation of the Merger Agreement, including the circumstances surrounding Conatus’ decision to review strategic alternatives available to it.

On March 8, 2019, after the close of trading of Conatus common stock, Conatus filed its annual report on Form 10-K and issued a press release providing its 2018 year-end financial results and its corporate update, including announcing the selection of CTS-2090 as a preclinical development candidate, making it the second candidate, the other being emricasan, in Conatus’ development pipeline.

In April 2019, Conatus initiated discussions with several investment banks regarding financial advisor services related to raising capital for Conatus’ CTS-2090 program and, in the event of negative results of the ENCORE-LF clinical trial results later in the year, related to evaluating strategic alternatives for Conatus.

On April 22, 2019, Conatus’ board of directors held a special telephonic meeting with members of Conatus’ management and a representative of Latham & Watkins LLP (“Latham & Watkins”) to among other matters, review the potential engagement of a financial advisor to advise upon raising capital to support the CTS-2090 program and strategic alternatives to enhance shareholder value. As part of the discussion with respect to the engagement of a financial advisor, a representative of Latham & Watkins reviewed with the board of directors its fiduciary duties and legal considerations in connection with such a process. The board of directors directed management to continue to negotiate with potential financial advisors. During the meeting, Oppenheimer & Co. Inc. (“Oppenheimer”), as well as a second investment bank, presented their qualifications to act as a financial advisor to the board of directors of Conatus by telephone.

Between April 22, 2019 and May 10, 2019, Conatus continued an active dialogue with Oppenheimer, as well as several other investment banks regarding the potential engagement.

On May 11, 2019, by unanimous written consent, the Conatus board of directors approved the engagement of Oppenheimer to act as underwriter in a capital raise to support the CTS-2090 program and/or as Conatus’ financial advisor for a potential strategic transaction and related engagement letter.

On May 16, 2019, Conatus entered into an investment banking agreement with Oppenheimer, pursuant to which Oppenheimer agreed to act as lead bookrunning underwriter in a capital raise to support the CTS-2090 program and/or exclusive financial advisor to Conatus, in connection the exploration and evaluation of strategic alternatives to enhance shareholder value, including a merger, an acquisition or sale of assets or a dissolution and liquidation of the company.

In an effort to determine if capital could be raised by Conatus to support the CTS-2090 program, Conatus and Oppenheimer reached out to 25 potential investors between May 16, 2019 and June 24, 2019. Subsequent discussions occurred with 11 such potential investors, none of which elected to engage in advanced due diligence.

On June 14, 2019, Conatus management received the top-line results from the ENCORE-LF clinical trial, in which emricasan failed to meet the primary endpoint.

On June 17, 2019, Conatus’ board of directors held its regularly scheduled quarterly meeting with members of Conatus’ management and a representative of Latham & Watkins, Conatus’ outside corporate counsel, to discuss the ENCORE-LF trial results and strategic options for Conatus. Conatus’ board of directors and management reviewed potential strategic opportunities, including an acquisition of Conatus, in-licensing additional development programs or a reverse merger. A representative of Latham & Watkins reviewed with the board of directors its fiduciary duties in considering strategic alternatives. The board of directors discussed and considered with management the strategic alternatives presented by management as well as a reduction in force to extend Conatus resources. The board of directors directed management to continue to evaluate out-license opportunities for CTS-2090 and cultivate reverse merger opportunities.

On June 24, 2019, Conatus filed a Form 8-K and issued a press release announcing that top-line results from its ENCORE-LF clinical trial of emricasan did not meet the primary endpoint. The ENCORE-LF trial was the third and last of its ENCORE clinical trials, which tested emricasan in patients with cirrhosis due to nonalcoholic steatohepatitis. The two prior trials, the ENCORE-PH and ENCORE-NF trials, also failed to meet the primary endpoint in each study. In connection with the emricasan trial results, Conatus announced plan to discontinue development activities for emricasan, as well as its inflammasome disease product candidate, CTS-2090. In addition, Conatus commenced a restructuring plan that included reducing staff by approximately 40% and suspending development of CTS-2090 in order to extend its resources.

On June 26, 2019, as a result of the top-line results from the ENCORE-LF clinical trial, Conatus and Novartis Pharma AG (“Novartis”) agreed to begin negotiations to wind-down the ENCORE-LF trial ahead of its scheduled completion, and that the parties had no further plans to develop emricasan at that time.

Starting in June 2019 continuing through November 2019, the board of directors of Conatus, its management team and its advisors conducted a process of identifying and evaluating potential strategic alternatives with private and public biotechnology/health care companies. In addition, management considered acquiring potential product candidates. During this time, Conatus also continued to explore potential strategic alliances or other ways to monetize its caspase inhibitor assets.

In its outreach efforts, representatives of Oppenheimer contacted a broad set of companies that met certain criteria established by the board of directors and that consisted of private companies actively considering an initial public offering, private companies not actively considering an initial public offering, private companies that had failed in earlier attempts to complete an initial public offering but that had raised significant capital, publicly traded foreign companies seeking a Nasdaq listing and public companies in the United States seeking capital or that were believed to have a strategic fit with Conatus or were seeking a business combination transaction as a de facto financing event. In addition, Oppenheimer, with the help of Conatus management, also reached out to a broad set of investors and service providers which included venture capital firms, law firms, auditors and investor relations firms to garner additional interest in a transaction with Conatus. Furthermore, there was interest from companies known to the management and board of directors of Conatus, and unsolicited inquiries received by the various parties. Conatus first became aware of Histogen’s interest in pursuing a transaction with Conatus on July 15, 2019, when management from Histogen reached out to management of Conatus.

In total more than 85 companies were contacted by Oppenheimer during this process. As a result of this process, between June 24, 2019 and August 29, 2019, Oppenheimer delivered bid process letters to a total of 56 companies and, in response thereto, a total of 25 companies submitted non-binding proposals to Conatus. Except as described below none of these discussions or proposals advanced beyond a preliminary stage.

In their review of potential strategic partners, Conatus and Oppenheimer focused on biotechnology companies possessing (i) a perceived lower financing risk at closing, (ii) a strong product pipeline with one or more mid-to-late or commercial-stage assets, (iii) strong news flows, (iv) an experienced management team, (v) high-quality existing investors or new investors willing to support a potential transaction, (vi) a capital structure with no debt or a clear path to restructuring existing debt, and (vii) audited financial statements or the ability to produce audited financial statements for the last two fiscal years. Prospective strategic partners were removed from consideration as reverse merger partners if their proposed valuation was considered to be too high (resulting in existing Conatus stockholders owning a smaller portion of the proposed combined organization), they possessed assets in a high-risk space or their management team was not viewed as possessing the necessary experience to operate as publicly traded company following a potential transaction.

On July 3, 2019, July 2, 2019 and July 10, 2019, representatives of Oppenheimer delivered Conatus’ bid process letter to each of Party A, Party B and Party C, respectively.

On July 15, 2019, Michael Mueller, Conatus’ Vice President, General Counsel & Secretary received an unsolicited inquiry regarding Conatus’ strategic process from, Richard Pascoe, Chairman and Chief Executive Officer of Histogen, of whom he was familiar. Mr. Mueller instructed Mr. Pascoe to speak with a representative of Oppenheimer regarding Conatus’ strategic process.

Later on July 15, 2019, a representative from Oppenheimer spoke with Mr. Pascoe to discuss Conatus’ strategic process and discuss initial diligence matters. Also on July 15, 2019, representatives of Oppenheimer delivered Conatus’ bid process letter to Histogen.

On July 18, 2019, Conatus and Histogen executed a confidentiality agreement between the parties.

On August 1, 2019, Histogen submitted its first non-binding proposal setting forth proposed terms for a transaction and provided a corporate information presentation. Histogen’s proposal provided that Conatus stockholders before closing would collectively own approximately 20% of the issued and outstanding common stock of company following the closing of a transaction. Histogen’s proposal assigned Conatus a valuation of $22.0 million.

Also on August 1, 2019, a representative from Oppenheimer held a meeting with members of Histogen management, including Mr. Pascoe, to discuss Conatus’ strategic process and discuss initial diligence matters.

On August 2, 2019, Party A, Party B and Party C each submitted their first non-binding proposal setting forth proposed terms for a transaction and provided a corporate information presentation.

Party A’s proposal provided that Conatus stockholders before closing would collectively own approximately 12.9% of the issued and outstanding common stock of the combined company following the closing of a transaction. Conatus was assigned a valuation of $20.0 million in Party A’s proposal. The proposal was predicated on Party A completing a $60.0 million financing prior to closing a transaction with Conatus. Party A’s lead development program was at a pre-IND stage.

Party B’s proposal provided that Conatus stockholders before closing would collectively own approximately 20.3% of the issued and outstanding common stock of the combined company following the closing of a transaction. Conatus was assigned a valuation of $28.0 million in Party B’s proposal. Party B’s lead development program was in clinical development. The cash from the combined company was expected to be sufficient for the company to complete a Phase 2 clinical trial.

Party C’s proposal provided that Conatus stockholders before closing would collectively own approximately 13% of the issued and outstanding common stock of the combined company following the closing of a transaction. Conatus was assigned a valuation of $21.0 million in Party C’s proposal. Party C’s lead development program was in clinical development.

On August 9, 2019, Conatus and Party C executed a confidentiality agreement between the parties.

On August 12, 2019, Conatus entered into confidentiality agreements with each of Party A and Party B.

Between August 1, 2019 and September 4, 2019, representatives of Oppenheimer discussed the current proposals with each remaining bidder and Conatus exchanged additional due diligence items with the respective bidders.

Following review of the candidates by Conatus and Oppenheimer, 25 companies submitted formal proposals by August 2, 2019 detailing potential financial and structural terms of a transaction. Conatus management and Oppenheimer carried out an initial analysis and due diligence of potential strategic partners involved.

On August 30, 2019, Oppenheimer contacted the three selected candidates to inform them of their selection and outlined for each company a list of key topics that would be the focus of near-term diligence efforts.

On September 3, 2019, Conatus received second non-binding proposals from each of Party A and Party B, both of which increased the assumed valuation of Conatus compared to each party’s prior proposal. Party A’s proposal provided that Conatus stockholders before closing would collectively own approximately 19.6% of the issued and outstanding common stock of the combined company following the closing of a transaction. Conatus was assigned a valuation of $20.0 million in Party A’s proposal. In addition, Party A’s proposal lowered the assumed pre-closing financing to a range of $18.0 to $23.0 million. Party B’s proposal provided that Conatus stockholders before closing would collectively own approximately 33.5% of the issued and outstanding common stock of company following the closing of a transaction. Conatus was assigned a valuation of $53.0 million in Party B’s proposal. Furthermore, Party B’s proposal indicated a commitment by an existing Party B investor for a $10 million financing concurrent with the closing of a transaction with Conatus.

On September 4, 2019, Conatus received a second non-binding proposal from Party C, which proposed the same terms as Party C’s first proposal.

Based on the analysis of the eight potential strategic partners, four companies had one or more of the desired elements missing (for example, that the potential strategic partner did not have sufficient resources to achieve potentially meaningful development milestones within its portfolio of product development candidates or an ability to enter into an agreement in the near-term for a transaction with a public company).

Starting in June 2019, data rooms were established for due diligence purposes and Conatus continued to actively diligence each of the remaining potential strategic partners. Conatus and Oppenheimer held face-to-face meetings or telephone conferences with executive members of several of the candidate partners. During that period management of Conatus also had numerous calls with representatives of Oppenheimer and Latham & Watkins regarding the candidate companies under review. With assistance from Oppenheimer, Conatus management team selected three companies which management felt best fit the pre-established selection criteria to be presented to Conatus’ board of directors.

On September 19, 2019, Conatus’ board of directors held a regular meeting with members of Conatus’ management, including Drs. Mento, Marshall and Spada and Mr. Mueller, representatives from Oppenheimer and a representative of Latham & Watkins to discuss Conatus’ ongoing strategic process, among other things. At the meeting representatives from Party A, Party B and Party C presented their respective proposals and companies to Conatus’ board of directors. The board of directors noted that the process had been designed to identify as many potential counterparties as possible, and that the ultimate objective was to select one or more programs with the greatest potential future value to Conatus’ stockholders. A representative from Latham & Watkins reviewed with the board of directors its fiduciary duties implicated by a strategic transaction. A representative from Oppenheimer discussed strengths and considerations for each of the strategic companies that remained in the process, and reviewed the profile for each in detail. The board of directors discussed each of the companies remaining in the process as well as alternatives designed to maximize long-term value for Conatus’ stockholders. In evaluating the proposals received by Conatus, the board of directors considered such factors as the valuation ascribed to Conatus, the ability and interest of each company to close a transaction quickly, the potential value of a combined organization and other factors relevant to maximizing stockholder value. For each of the strategic companies, the board of directors also considered the development plans for each company’s lead development candidate, including the stage of development and the development risks in the target indications. The Conatus board of directors instructed management to prioritize its due diligence on Party B. The board of directors also directed management to proceed with a second restructuring plan in order to extend Conatus’ resources.

On September 24, 2019, Conatus announced a second restructuring plan that included reducing staff by another approximately 40% in order to extend resources.

On October 4, 2019, Conatus announced that it and Novartis had entered into an amendment to the Option, Collaboration and License Agreement, dated December 19, 2016, (“Collaboration Agreement”), pursuant to which Conatus and Novartis mutually agreed to terminate the Collaboration Agreement, effective September 30, 2019. Under the amended Collaboration Agreement, Conatus granted Novartis an exclusive license for the global development and commercialization of emricasan.

On October 8, 2019, Conatus’ board of directors held a telephonic meeting with members of Conatus’ management, including Drs. Mento, Marshall and Spada and Mr. Mueller, a representative from Oppenheimer, a representative of Latham & Watkins and a representative of Jones Day LLP (“Jones Day”), Conatus’ outside patent counsel, to discuss Conatus’ ongoing strategic process. Conatus’ management provided an update on the due diligence efforts related to Party B, including review of Party B’s development status and future plans and then-current financial information. The representative from Jones Day discussed its evaluation of Party B’s patent portfolio. The representative from Oppenheimer discussed the status of negotiations with Party B and financial considerations.

On October 9, 2019, Conatus and Party B entered into an exclusivity agreement whereby the parties agreed, until November 6, 2019, to continue to negotiate the terms of a transaction between the parties, culminating in the execution of a definitive agreement. Oppenheimer informed the other parties, including Histogen, that Conatus had entered into an exclusivity agreement with another party.

Between October 9, 2019 and November 5, 2019, Conatus and Party B conducted due diligence and negotiations related to the transaction.

On November 6, 2019, Conatus’ board of directors held a telephonic meeting with members of Conatus’ management, including Drs. Mento, Marshall and Spada and Mr. Mueller, a representative from Oppenheimer and a representative of Latham & Watkins to discuss the status of Conatus’ negotiations with Party B. Conatus’ management provided an update on due diligence and negotiations with Party B, namely concern relating to Party B’s development plans, cash balance and previously assured concurrent transaction financing which became less certain. Conatus’ board of directors discussed other potential reverse merger candidates based on input from Oppenheimer and prior interest received, including Histogen, Party A and Party C. Conatus’ board of directors also discussed its priorities, including opportunities to preserve and create long-term shareholder value. After the discussion, Conatus’ board of directors directed management, Oppenheimer and Latham and Watkins to continue to conduct due diligence on the various opportunities described at the meeting.

On November 6, 2019, Oppenheimer contacted Histogen, Party A and Party C to reengage in due diligence to evaluate the potential of a strategic transaction with Conatus. Also, on November 6, 2019, Oppenheimer received a re-submitted first proposal setting forth proposed terms for a transaction and provided a corporate information presentation from Histogen.

Between November 6, 2019 and November 19, Conatus continued to conduct due diligence on Histogen and Party A.

On November 12, 2019, representatives of Conatus, including Drs. Mento, Marshall and Spada and Mr. Mueller, Oppenheimer, Histogen, including Mr. Pascoe, Gail K. Naughton, Ph.D., Martin Latterich, Ph.D. and Thomas L. Hubka, and Canaccord had a face-to-face meeting to discuss the finance and development operations of both companies and the possible combination of business operations. Histogen provided a detailed company presentation.

On November 18, 2019, members of Histogen management, including Mr. Pascoe and Mr. Hubka, and Conatus management, including Drs. Mento and Marshall and Mr. Mueller, and their respective representatives participated in a conference call to discuss finance matters related to the transaction, including each company’s projected cash balances and projected cash burn.

Also on November 18, 2019, Canaccord sent to Oppenheimer a revised proposal that increased the combined company percentage ownership of Conatus stockholders before closing from 20% to 25% of the issued and outstanding common stock of company following the closing of a transaction. Conatus’ valuation in the proposal was increased to $33.3 million, and Histogen’s valuation was increased to $100 million.

On November 19, 2019, Conatus’ board of directors held a telephonic meeting with members of Conatus’ management, including Drs. Mento, Marshall and Spada and Mr. Mueller, a representative from Oppenheimer and a representative of Latham & Watkins to discuss the status of the ongoing strategic process. Representatives from Histogen, including Mr. Pascoe, Dr. Naughton, Dr. Latterich and Mr. Hubka, presented a corporate presentation at the meeting. The board of directors discussed its objectives with respect to any strategic transaction, including preservation and potential creation of long-term shareholder value. Conatus’ board of directors scheduled a call on November 20, 2019 to continue its discussion of strategic alternatives for Conatus.

On November 20, 2019, Conatus’ board of directors held a telephonic meeting with members of Conatus’ management, including Drs. Mento, Marshall and Spada and Mr. Mueller, a representative from Oppenheimer and a representative of Latham & Watkins to discuss the status of the ongoing strategic process. Conatus’ board of directors reviewed the strategic alternatives in detail, including a number of potential counterparties that had been identified by Oppenheimer, including Histogen and Party A. In particular, Conatus’ board of directors discussed the merits of proceeding with definitive agreement negotiations with Histogen for a reverse merger on the terms discussed at the meeting and that the combined capital of Conatus and Histogen would allow for the potential achievement of multiple clinical and regulatory milestones in 2020 without the need for additional financing activities, whereas Party A would require longer development time and additional financing to achieve later stage clinical milestones. Conatus’ board of directors also discussed its strategic priorities, including preservation and creation of long-term shareholder value. Following the discussion, Conatus’ board of directors also directed management, Oppenheimer and Latham & Watkins to proceed with due diligence and negotiations with Histogen.

On November 20, 2019, Conatus sent to Histogen a draft of the Merger Agreement between Conatus and Histogen, which included terms that provided for both parties entering into support agreements with their respective management teams, directors and certain investors, that Conatus would have the ability to consider unsolicited competing offers submitted after the parties entered into the merger agreement and other terms common in merger agreements of this type.

On November 21, 2019, Party C informed Oppenheimer it was removing itself from consideration for a potential strategic transaction with Conatus.

On November 22, 2019, Conatus management, including Drs. Mento, Marshall and Spada, and Histogen management, including Mr. Pascoe and Mr. Hubka, had a telephonic meeting to discuss scientific and business aspects of the proposed transaction, including the composition of the board of directors for the combined company, partnering efforts for emricasan and CTS-2090 and plans and timing for financial audits.

On November 25, 2019, members of the management of each of Conatus, including Drs. Mento, Marshall and Spada and Mr. Mueller, and Histogen, including Mr. Pascoe and Mr. Hubka, and their respective advisors and counsel had an organizational call to discuss the process for negotiating a definitive agreement and the anticipated timeline for signing a definitive agreement and the subsequent closing of a transaction.

On November 26, 2019, Sheppard Mullin Richter & Hampton LLP (“Sheppard Mullin”), legal counsel to Histogen, sent Latham & Watkins a revised draft of the Merger Agreement, which among other things, made certain changes to the exchange ratio calculation with respect to Histogen’s cash burn and introduced a requirement that Conatus have a certain minimum net cash at closing.

On December 2, 2019, members of the management of each of Conatus, including Drs. Mento, Marshall and Spada and Mr. Mueller, and Histogen, including Mr. Pascoe and Mr. Hubka, and their respective advisors and counsel had a call to discuss diligence matters and high-level discussion points with respect to the transaction, including support agreements to be provided by each company and calculation of the exchange ratio. Specifically, there was discussion on the treatment of out-of-the-money options and warrants with respect to the exchange ratio. Also, that same day, Latham & Watkins sent Sheppard Mullin drafts of the support agreements and the lock up agreement. The support agreements provided that each stockholder signatory would vote its shares in favor of the merger and the contemplated transactions and provided the respective companies proxies for those shares to be voted.

On December 3, 2019, Latham & Watkins sent Sheppard Mullin a revised draft of the Merger Agreement which among other things, removed a requirement to have certain non-affiliate stockholders enter into the Conatus support agreement, added certain additional representations and warranties with respect to Histogen and certain covenants with respect to both parties’ ongoing operations, clarified treatment of Histogen’s warrants and stock options and Conatus’ RSUs and options, including with respect to the exchange ratio and set a net cash floor and target for both companies to provide clarity about the projected net cash of the combined company and provide incentive for capital preservation.

On December 4, 2019, Conatus’ board of directors held a regular meeting with members of Conatus’ management, representatives from Oppenheimer and a representative of Latham & Watkins to discuss Conatus’

ongoing strategic process, among other matters. Conatus management discussed ongoing diligence of Histogen including regarding its intellectual property and finances. After discussion, the board of directors directed management, Oppenheimer and Latham & Watkins to continue negotiations with Histogen.

On December 5, 2019, Sheppard Mullen sent Latham & Watkins and Conatus a revised draft of the Merger Agreement, which, among other things, introduced a provision that would allow Histogen to conduct a financing transaction after the execution of the merger under certain circumstances.

On December 9, 2019 Conatus, including Drs. Mento and Marshall and Mr. Mueller, Oppenheimer, Histogen, including Mr. Pascoe and Mr. Hubka and Canaccord had a call to discuss financial matters of each company, including each company’s financial audits and projected cash balances. Also on December 9, 2019 Latham & Watkins sent Sheppard Mullin and Histogen a revised draft of the Merger Agreement which among other things, placed additional restrictions on Histogen’s ongoing operations and ability to conduct a financing transaction, further clarified treatment of Histogen’s warrants and stock options and Conatus’ RSUs and options, including with respect to the exchange ratio and clarified the net cash collar with respect to each company.

On December 11, 2019, Conatus, including Dr. Spada, representatives from Jones Day, Histogen, including Dr. Naughton and Mr. Hubka, and a representative from DLA Piper LLP, Histogen’s outside IP counsel, had a diligence call to discuss Histogen’s patent portfolio.

Additional diligence and discussions continued between Conatus and Histogen and their respective representatives throughout December 2019.

On December 12, 2019, Sheppard Mullin sent Latham & Watkins a revised draft of the Merger Agreement, which among other things, revised the time line required for Conatus to file a Form S-4 in connection with the transaction.

On December 18, 2019, Sheppard Mullin sent Latham & Watkins a further revised draft of the Merger Agreement and a revised draft of the Histogen stockholder support agreement, which among other things, set forth their proposed post-closing board composition and further clarified the exchange ratio calculation with respect to out-of-the-money options and warrants.

On December 19, 2019, members of the management of each of Conatus, including Drs. Mento, Marshall and Spada and Mr. Mueller, and Histogen, including Mr. Pascoe and Mr. Hubka, and their respective advisors and counsel had a call to discuss the status of the transaction documents and process for the anticipated signing of a the Merger Agreement and the subsequent closing of a transaction. Conatus and Histogen also discussed amendments to the Merger Agreement, including net cash and cash burn calculations, employee matters, board composition and support agreement. Conatus indicated its desire to have the support agreement signed by a majority of Histogen stockholders prior to signing a merger agreement.

On December 20, 2019, Latham & Watkins sent Sheppard Mullin a revised draft of the Merger Agreement, which among other things, removed certain additional representations and warranties with respect to Conatus intellectual property due to Conatus’ discontinuation of certain development activities and clarified certain covenants with respect to Histogen’s ongoing operations and ability to finance and set forth the limits on the range of shares that could be included in a new incentive award plan to be voted upon at the special meeting of stockholders.

On December 26, 2019, Sheppard Mullin sent Latham & Watkins a revised draft of the Merger Agreement.

On December 30, 2019, Latham & Watkins sent Sheppard Mullin a revised draft of the Histogen stockholder support agreement, which made clarifying technical changes regarding Histogen’s stockholder consent requirement.

On December 31, 2019, Sheppard Mullin sent Latham & Watkins revised drafts of the lock-up agreement and Histogen stockholder support agreement, which included clarifying and technical changes.

On January 2, 2020, Sheppard Mullin sent Latham & Watkins a further revised draft of the Merger Agreement, which, among other things, made revisions to the calculation of both companies’ net cash amounts.

On January 3, 2020, Latham & Watkins sent Sheppard Mullin a draft of the Histogen support agreement, which included clarifying and technical changes.

On January 7, 2020, Latham & Watkins sent Sheppard Mullin a revised draft of the Merger Agreement, which among other minor changes, set forth an exercise price floor with respect to the inclusion of each company’s options and warrants for purposes of the exchange ratio.

On January 7, 2020, Dr. Mento and Mr. Pascoe had a call to discuss the exchange ratio, the valuation of Conatus and the treatment of each company’s outstanding equity. Dr. Mento and Mr. Pascoe agreed to a valuation of $35.135 million for Conatus and to including all outstanding equity in the calculation of outstanding shares for the purposes of the exchange ratio. Subsequently, Latham & Watkins sent Sheppard Mullin a revised draft of the Merger Agreement, which counted all outstanding options and warrants for purposes of the exchange ratio. As a result the exchange ratio in this draft of the merger agreement used a formula intended to allocate Histogen’s existing stockholders, optionholders and warrantholders (on a fully-diluted basis), an ownership percentage of the combined company, based on a valuation for Conatus of $35.135 million and $100.0 for Histogen.

On January 8, 2020, Sheppard Mullen sent Latham & Watkins a revised draft of the Conatus Support Agreement, which among other things, conformed the Conatus support agreement to the format of the Histogen support agreement. Later that day, Latham & Watkins and Sheppard Mullin had a discussion regarding the status of transaction documents and progress towards signing the Merger Agreement.

On January 16, 2020, Sheppard Mullin sent Latham & Watkins a revised draft of the Merger Agreement. That same day, Latham & Watkins and Sheppard Mullin had a discussion regarding revisions to the Merger Agreement and progressing toward signing and announcing the transaction. Later that day, Latham & Watkins sent Sheppard Mullin a further revised draft of the Merger Agreement.

On January 17, 2020, Sheppard Mullin sent Latham & Watkins a revised draft of the Merger Agreement, which among other things, revised the list of stockholders from whom Histogen would seek support agreements.

On January 21, 2020, Latham & Watkins sent Sheppard Mullin a revised draft of the Merger Agreement, which among other things, stated that Conatus would accelerate all options prior to closing. Also on January 21, 2020, members of Histogen, including Mr. Pascoe and Mr. Hubka, members of Conatus management, including Drs. Mento and Mr. Marshall and Mr. Mueller, and their respective representatives, including the parties’ legal advisors from Sheppard Mullin and Latham & Watkins and financial advisors, participated in a conference call to discuss the status of the Form S-4 and coordinate drafting of the pro forma financial statements.

On January 22, 2020, Latham & Watkins sent Sheppard Mullin a further revised draft of the Merger Agreement, which included technical and clarifying changes.

On January 23, 2020, Latham & Watkins and Sheppard Mullin had a discussion regarding progressing toward signing and announcing the transaction.

On January 24, 2020, Latham & Watkins and Sheppard Mullin had a discussion regarding progressing toward signing and announcing the transaction.

On January 27, 2020, Sheppard Mullin sent Latham & Watkins a revised draft of the Merger Agreement, which included technical and clarifying changes.

On January 27, 2020, the Conatus board of directors held a special meeting, with Conatus management and representatives of Latham & Watkins and Oppenheimer. Conatus management updated the board of directors on the status of the transaction timeline. Oppenheimer then reviewed with the board of directors its financial analysis of the transaction and rendered an oral opinion, subsequently confirmed in writing by delivery of a written opinion, dated as of January 27, 2020, to the effect that as of the date of such opinion and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Oppenheimer as set forth in the written opinion, the Merger Consideration to be paid by Conatus pursuant to the Merger Agreement, was fair to Conatus from a financial point of view, to the holders of Conatus common stock, as more fully described in the section entitled “The Merger—Opinion of the Conatus Financial Advisor.” Latham & Watkins reviewed in detail the material terms of the final draft of the Merger Agreement, which had been provided to the board of directors prior to the meeting. After discussions, the board of directors unanimously (i) determined that Merger and all related transactions set forth in and contemplated by the Merger Agreement are fair to, advisable and in the best interests of Conatus and its stockholders and Merger Sub, (ii) approved and declared advisable the Merger Agreement and all related transactions set forth in and contemplated by the Merger Agreement, including the issuance of shares of and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that the stockholders of Conatus vote to approve the Merger and adopt the Merger Agreement.

On January 28, 2020, Conatus and Histogen issued a joint press release announcing the execution of the Merger Agreement. An investor conference call was held later that day to explain the transaction and provide an overview of the product candidates the combined company would be developing and the expected timing of certain ongoing development efforts.

Historical Background for Histogen

Histogen’s board of directors and management periodically review options to enhance stockholder value, including financing transactions, mergers and acquisitions.

Richard W. Pascoe, President, Chief Executive Officer and Director of Histogen saw Conatus’ announcement on June 24, 2019 to explore strategic alternatives.

On July 15, 2019, Mr. Pascoe submitted an unsolicited inquiry to Conatus’ Vice President, General Counsel, Michael Mueller, with whom Mr. Pascoe is familiar, expressing interest in pursuing a merger transaction. Mr. Mueller encouraged Mr. Pascoe to contact Oppenheimer to discuss the bid process. Subsequently, that same day, Mr. Pascoe spoke with a representative from Oppenheimer who provided a bid process letter for Mr. Pascoe’s use.

On July 18, 2019, Histogen and Conatus executed a confidentiality agreement.

Between July 18, 2019 and August 1, 2019, members of Histogen management corresponded regarding Conatus’ strategic process and discussed initial diligence matters with representatives from Oppenheimer and Canaccord.

On August 1, 2019, Histogen submitted its first non-binding proposal setting forth proposed terms for a transaction and provided a corporate information presentation.

Between August 1, 2019 and October 9, 2019, Histogen discussed its current proposal with representatives of Oppenheimer and Histogen and Conatus exchanged additional due diligence items.

On October 9, 2019, Histogen was informed by Oppenheimer that Conatus had entered into an exclusivity agreement with another party, Conatus and the other party agreed to exclusively negotiate the terms of a potential transaction with the other party.

On November 6, 2019, Histogen submitted its second non-binding proposal setting forth proposed terms of a transaction and provided a response to certain due diligence questions from Conatus.

On November 8, 2019, Histogen executed an engagement letter with Canaccord.

On November 12, 2019, representatives of Histogen, Mr. Pascoe, Dr. Naughton, Dr. Latterich and Thomas Hubka, Director of Business Operations and Corporate Secretary and representatives from Conatus, Dr. Mento, Dr. Marshall and Mr. Mueller, had a face-to-face meeting, with representatives from Canaccord and Oppenheimer participating telephonically, to discuss the operations of both companies and the possible combination of business operations. Histogen provided a detailed company presentation.

On November 18, 2019, members of Histogen management, including Mr. Pascoe and Mr. Hubka, members of Conatus management, including Dr. Mento, Dr. Marshall and Mr. Mueller, and their respective representatives, including the parties’ legal advisors from Sheppard Mullin and Latham & Watkins, participated in a conference call to discuss finance matters related to the transaction.

On November 19, 2019, Conatus’ board of directors held a telephonic meeting with members of Conatus’ management, a representative from Oppenheimer and a representative of Latham & Watkins to discuss the status of the ongoing strategic process. Representatives from Histogen, Mr. Pascoe, Dr. Naughton, Dr. Latterich and Mr. Hubka, presented at the meeting.

On November 20, 2019, Histogen’s board of directors, except for Mr. Satz and Mr. Jackson, held a telephonic meeting with Mr. Pascoe, Dr. Naughton, Dr. Latterich, Mr. Hubka and Will Chuchawat, a representative of Sheppard Mullin Richter & Hampton LLP (“Sheppard Mullin”), legal counsel to Histogen, to discuss the reverse merger opportunity, among other things. The board of directors encouraged Mr. Pascoe to proceed to negotiate definitive terms for a transaction designed to enhance shareholder value. Also on November 20, 2019, Histogen received a draft Merger Agreement between Histogen and Conatus.

On November 22, 2019, Mr. Pascoe and Dr. Mento had a telephonic meeting to discuss scientific and business aspects of the proposed transaction.

On November 25, 2019, members of Histogen management, including Mr. Pascoe and Mr. Hubka, members of Conatus management, including Dr. Mento, Dr. Marshall and Mr. Mueller, and their respective representatives, including the parties’ legal advisors from Sheppard Mullin and Latham & Watkins, participated in a conference call to discuss the process of negotiating a definitive agreement and the anticipated timeline for signing and definitive agreement and the subsequent closing of a transaction.

On November 26, 2019, Mr. Pascoe participated in a conference call with members of Histogen’s management, including Mr. Hubka, the parties’ legal advisors, including Mr. Chuchawat from Sheppard Mullin, and representatives from Canaccord, to discuss the proposed transaction. Subsequently, Sheppard Mullin sent Latham & Watkins a revised draft of the Merger Agreement, which among other things, made certain changes to the exchange ratio calculation with respect to Histogen’s cash burn.

On December 2, 2019, members of Histogen management, including Mr. Pascoe and Mr. Hubka, members of Conatus management, including Dr. Mento, Dr. Marshall and Mr. Mueller, and their respective representatives, including the parties’ legal advisors from Sheppard Mullin and Latham & Watkins, participated in a conference call to discuss diligence matters and high-level discussion points with respect to the transaction, including support agreements to be provided by each side and calculation of the exchange ratio. Specifically, there was discussion on the treatment of out-of-the-money options and warrants with respect to the exchange ratio. Also, that same day, Latham & Watkins sent Sheppard Mullin drafts of the support agreements and the lock up agreement.

On December 3, 2019, Latham & Watkins sent Sheppard Mullin a revised draft of the Merger Agreement, which among other things, added certain additional representations and warranties with respect to Histogen and certain covenants with respect to both parties’ ongoing operations, clarified treatment of Histogen’s warrants and stock options and Conatus’ RSUs and options, including with respect to the exchange ratio and set a cash floor and target with respect to each company.

On December 5, 2019, Sheppard Mullen sent Latham & Watkins and Conatus a revised draft of the Merger Agreement.

On December 9, 2019, Histogen’s board of directors, except Mr. Satz and Mr. Jackson, held a telephonic meeting with members of Histogen’s management, including Mr. Pascoe and Mr. Hubka, and Mr. Chuchawat from Sheppard Mullin to discuss the status of the reverse merger opportunity, among other things. Also on December 9, 2019, Latham & Watkins sent Sheppard Mullin a revised draft of the Merger Agreement, which among other things, clarified certain covenants with respect to Histogen’s ongoing operations and ability to finance, further clarified treatment of Histogen’s warrants and stock options and Conatus’ RSUs and options, including with respect to the exchange ratio and clarified the net cash collar with respect to each company. Later that day, members of Histogen management, including Mr. Pascoe and Mr. Hubka, members of Conatus management, including Dr. Mento, Dr. Marshall and Mr. Mueller, and their respective representatives, including the parties’ legal advisors from Sheppard Mullin and Latham & Watkins, participated in a conference call to discuss financial matters of each company, including each company’s financial audits and projected cash balances.

December 11, 2019, members of Histogen management, including Dr. Naughton and Mr. Hubka, members of Conatus management, including Dr. Spada and their respective legal advisors, including a representative from Jones Day, Conatus’ outside IP counsel, and a representative from DLA Piper LLP, Histogen’s outside IP counsel, participated in a conference call to discuss intellectual property diligence matters related to the transaction.

Additional diligence and discussions continued between Histogen and Conatus and their respective representatives throughout December 2019.

On December 12, 2019, Sheppard Mullin sent Latham & Watkins a revised draft of the Merger Agreement, which among other things, clarified the required timing for the Form S-4 and proxy statement.

On December 13, 2019, Mr. Pascoe participated in a conference call with Histogen’s management, including Mr. Hubka, the parties legal advisors, including Mr. Chuchawat from Sheppard Mullin, and representatives from Canaccord to discuss the proposed transaction, specifically the composition of the post-closing board of directors, status of Histogen’s audited financials and calculation of the exchange ratio.

On December 17, 2019, Histogen’s board of directors held an in-person meeting with Histogen’s management, including Mr. Pascoe, Dr. Naughton, Dr. Latterich and Mr. Hubka, Mr. Chuchawat from Sheppard Mullin, and representatives from Canaccord, with Mr. Satz, Mr. Jackson and Mr. Zhang participating telephonically, to discuss the reverse merger opportunity, among other things. The board of directors directed Mr. Pascoe to proceed with negotiations and keep the board of directors apprised as the transaction progresses.

On December 18, 2019, Mr. Pascoe participated in a conference call with members of Histogen’s management, including Mr. Hubka, Mr. Chuchawat from Sheppard Mullin and representatives from Canaccord to discuss the proposed transaction. Subsequently, Sheppard Mullin sent Latham & Watkins a revised draft of the Merger Agreement, which among other things, set forth their proposed post-closing board composition and further clarified the exchange ratio calculation with respect to out-of-the-money options and warrants.

On December 19, 2019, members of Histogen management, including Mr. Pascoe and Mr. Hubka, members of Conatus management, including Dr. Mento, Dr. Marshall and Mr. Mueller, and their respective representatives, including the parties’ legal advisors from Sheppard Mullin and Latham & Watkins, participated in a conference call to discuss the status of the transaction documents and process for the anticipated signing of a the Merger Agreement and the subsequent closing of a transaction. Histogen and Conatus also discussed amendments to the Merger Agreement.

On December 20, 2019, Latham & Watkins sent Sheppard Mullin a revised draft of the Merger Agreement, which among other things, removed certain additional representations and warranties with respect to Conatus and clarified certain covenants with respect to Histogen’s ongoing operations and ability to finance.

On December 26, 2019, Sheppard Mullin sent Latham & Watkins a revised draft of the Merger Agreement.

On December 27, 2019, Mr. Pascoe participated in a conference call with Histogen’s management, including Mr. Hubka, Mr. Chuchawat from Sheppard Mullin and representatives from Canaccord to discuss the proposed transaction.

On December 30, 2019, Latham & Watkins sent Sheppard Mullin a revised draft of the Histogen stockholder support agreement.

On December 31, 2019, Sheppard Mullin sent Latham & Watkins revised drafts of the lock-up agreement and Histogen stockholder support agreement.

On January 2, 2020, Sheppard Mullin sent Latham & Watkins a further revised draft of the Merger Agreement.

On January 3, 2020, Latham & Watkins sent Sheppard Mullin a draft of the Histogen support agreement.

On January 7, 2020, Latham & Watkins sent Sheppard Mullin a revised draft of the Merger Agreement, which among other minor changes, set forth an exercise price floor with respect to the inclusion of each company’s options and warrants for purposes of the exchange ratio. Subsequently, later that day, Latham & Watkins sent Sheppard Mullin a revised draft of the Merger Agreement, which counted all outstanding options and warrants for purposes of the exchange ratio.

On January 8, 2020, Mr. Pascoe participated in a conference call with Histogen’s management, including Mr. Hubka, Mr. Chuchawat from Sheppard Mullin and representatives from Canaccord to discuss the proposed transaction. Subsequently, Sheppard Mullen sent Latham & Watkins a revised draft of the Conatus Support Agreement. Later that day, Latham & Watkins and Sheppard Mullin had a discussion regarding the status of transaction documents and progress towards signing the Merger Agreement.

On January 16, 2020, Sheppard Mullin sent Latham & Watkins a revised draft of the Merger Agreement. That same day, Latham & Watkins and Sheppard Mullin had a discussion regarding revisions to the Merger Agreement and progressing toward signing and announcing the transaction. Later that day, Latham & Watkins sent Sheppard Mullin a further revised draft of the Merger Agreement.

On January 17, 2020, Sheppard Mullin sent Latham & Watkins a revised draft of the Merger Agreement, which among other things, stated the support agreements Histogen agreed to obtain.

On January 21, 2020, Latham & Watkins sent Sheppard Mullin a revised draft of the Merger Agreement, which among other things, stated that Conatus would accelerate all options prior to closing. Also on January 21, 2020, members of Histogen, including Mr. Pascoe and Mr. Hubka, members of Conatus management, including Dr. Mento, Dr. Marshall and Mr. Mueller, and their respective representatives, including the parties’ legal advisors from Sheppard Mullin and Latham & Watkins and financial advisors, participated in a conference call to discuss the status of the Form S-4 and coordinate drafting of the pro forma financial statements.

Histogen’s Board of Directors executed an action by unanimous written consent, effective as of January 28, 2020, (i) determining that the merger was in the best interests of Histogen and its stockholders and that the terms of the merger were fair, (ii) authorizing the entry by Histogen into the Merger Agreement and (iii) approving certain other related matters.

On January 28, 2020, Histogen’s advisors, including its legal counsel, reviewed with Mr. Pascoe the terms and conditions of the proposed merger and discussed Mr. Pascoe’s fiduciary duties in the context of the consideration and approval of the merger.

On January 28, 2020, Mr. Pascoe and a representative of Conatus executed the Merger Agreement and issued a joint press release announcing the execution of the Merger Agreement.

Conatus Reasons for the Merger

At a special meeting held on January 27, 2020, among other things, Conatus’ board of directors unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the merger are fair to, advisable and in the best interests of Conatus and its stockholders, (ii) approved and declared advisable the Merger Agreement and the merger, including the issuance of shares of Conatus common stock to the stockholders of Histogen pursuant to the terms of the Merger Agreement, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that the stockholders of Conatus vote to approve the amendment of Conatus’ certificate of incorporation to effect the Conatus Reverse Stock Split, the Merger Agreement, the change of control of Conatus resulting from the merger pursuant to the Nasdaq Rules, and the adoption of the Conatus 2020 Incentive Awards Plan.

In the course of its evaluation of the Merger Agreement and merger with Histogen, the Conatus Board held meetings, consulted with Conatus senior management, outside legal counsel and financial advisor, and reviewed and assessed a significant amount of information, and considered a number of factors, including the following:

•

Based in part on the scientific diligence and analysis of Histogen’s product pipeline, the potential market opportunity for its products and the expertise of its scientific team, Conatus’ board of directors believes that Histogen’s platform and potential product candidates have the potential to meet unmet medical needs and address a sizable market opportunity, thereby creating value for the stockholders of the combined organization and an opportunity for Conatus’ stockholders to participate in the potential growth of the combined organization.

•

Conatus’ board of directors also reviewed its assessment of Histogen’s drug development capabilities and technologies with Conatus’ management. Based in part on this analysis, Conatus’ board of directors believes that Histogen has the potential to develop multiple new therapies using its therapeutic development expertise that would broaden Histogen’s pipeline, which in turn may reduce the risk to the combined organization and its stockholders that one or more of its product candidates is not commercialized.

•

Conatus’ board of directors considered the strength of the balance sheet and sufficiency of the expected cash resources of the combined organization. Conatus and Histogen believe that the approximately $13.0 million in cash resources expected to be held by Conatus at the time of the closing of the merger and Histogen’s cash on hand is sufficient to enable the combined organization to advance up to three product candidates into clinical development and to fund the combined organization into early 2021.

•

Conatus’ board of directors also reviewed with Conatus’ management the current operating plans of Histogen to confirm the likelihood that the combined organization would possess sufficient financial resources to allow the management team to focus on implementing Histogen’s business plan and growing Histogen’s business. Conatus’ board of directors also considered the ability of Histogen to take advantage of the potential benefits resulting from becoming a public reporting company listed on Nasdaq should it be required to raise additional equity or debt in the future.

•

Conatus’ board of directors considered the financial analyses of Oppenheimer, including its opinion to Conatus’ board of directors as to the fairness to Conatus’ stockholders, from a financial point of view and as of the date of the opinion, of the exchange ratio for the conversion of shares of Histogen’s capital stock into shares of Conatus’ common stock, as more fully described below under the caption “The Merger—Opinion of the Conatus Financial Advisor.”

•

Conatus’ board of directors considered the strength of Histogen’s management and scientific team, and their expertise in the biotechnology industry and the fields of regenerative medicines for aesthetic and therapeutic uses, as well as the fact that the board of directors following the completion of the merger will include representatives of Conatus who have public company leadership experience.

•

Conatus’ board of directors concluded that the merger would provide Conatus’ existing stockholders with a significant opportunity to participate in the potential increase in value of the combined organization following the merger.

Conatus’ board of directors also reviewed various factors impacting the financial condition, results of operations and prospects for Conatus, including:

•	the strategic alternatives to the merger, including potential transactions that could have resulted from discussions that Conatus’ management conducted with other potential merger partners;

•

the consequences of negative results from clinical trials, and the likelihood that the resulting circumstances for Conatus would not change for the benefit of Conatus’ stockholders in the foreseeable future on a stand-alone basis;

•

the loss of the operational capabilities of Conatus, and the risks associated with continuing to operate Conatus on a stand-alone basis, including the need to rebuild infrastructure and management and raise substantial funds to continue its operations;

•	the risks associated with, and the limited value and high costs of, liquidating Conatus and thereafter distributing the remaining proceeds to Conatus’ stockholders; and

•	Conatus’ potential inability to maintain its Nasdaq listing without completing the merger.

Conatus’ board of directors also reviewed the terms and conditions of the Merger Agreement and associated transactions, as well as the safeguards and protective provisions included therein intended to mitigate risks, including:

•

that the exchange ratio used to establish the number of shares of Conatus’ common stock to be issued to Histogen’s stockholders in the merger is not subject to adjustment based on trading prices, and thus the relative percentage ownership of Conatus’ stockholders and Histogen’s stockholders immediately following the completion of the merger is not subject to market volatility;

•

the limited number and nature of the conditions to Histogen’s obligation to consummate the merger and the limited risk of non-satisfaction of such conditions as well as the likelihood that the merger will be consummated on a timely basis;

•

the respective rights of, and limitations on, Conatus and Histogen under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should Conatus or Histogen receive a superior offer (as defined in the section entitled “The Merger Agreement—No Solicitation” below);

•

the reasonableness of the potential termination fee of $500,000 and related reimbursement of certain transaction expenses of up to $350,000, which could become payable by either Conatus or Histogen to the other party if the Merger Agreement is terminated in certain circumstances;

•

the support agreements, pursuant to which certain directors, officers and stockholders of Histogen and Conatus, respectively, have agreed, solely in their capacity as stockholders of Histogen and Conatus, respectively, to vote all of their shares of Histogen capital stock or Conatus’ common stock in favor of the adoption or approval, respectively, of the Merger Agreement, and against competing transactions;

•

the agreement of Histogen to provide a written consent of its stockholders necessary to adopt the Merger Agreement thereby approving the merger and related transactions within 15 days of the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, becoming effective; and

•

the belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances.

In the course of its deliberations, Conatus’ board of directors also considered a variety of risks and other countervailing factors related to entering into the merger, including:

•

the $500,000 termination fee or up to $350,000 in related expense reimbursement obligations payable by Conatus to Histogen upon the occurrence of certain events and the potential effect of such fees in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Conatus’ stockholders;

•	the substantial expenses to be incurred in connection with the merger;

•	the possible volatility, at least in the short term, of the trading price of Conatus’ common stock resulting from the announcement of the merger;

•

the risk that the merger might not be consummated in a timely manner or at all and the potential adverse effect of the public announcement of the merger or of the delay or failure to complete the merger on the reputation of Conatus;

•	the likely detrimental effect on Conatus’ cash position, stock price and ability to initiate another process and to successfully complete an alternative transaction should the merger not be completed;

•	the risk to Conatus’ business, operations and financial results in the event that the merger is not consummated;

•	the likelihood of disruptive stockholder litigation following announcement of the merger

•	the unproven, development-stage nature of Histogen’s product candidates, which may not be successfully developed into products or successfully marketed and sold;

•

the strategic direction of the combined organization following the completion of the merger, which will be determined by a board of directors initially comprised of a majority of the directors designated by Histogen;

•	the fact that the merger could result in substantial limits on the utilization of Conatus’ NOLs; and

•	various other risks associated with the combined organization and the merger, including those described in the section entitled “Risk Factors” in this proxy statement/prospectus/information statement.

The foregoing information and factors considered by Conatus’ board of directors are not intended to be exhaustive but are believed to include all of the material factors considered by Conatus’ board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, Conatus’ board of directors did not find it useful to attempt, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of Conatus’ board of directors may have given different weight to different factors. Conatus’ board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Conatus’ management team, members of the Conatus board of directors and the legal and financial advisors of Conatus, and considered the factors overall to be favorable to, and to support, its determination.

Histogen Reasons for the Merger

In the course of reaching its decision to approve the merger, Histogen’s board of directors consulted with Histogen’s senior management, financial and tax advisors and legal counsel, reviewed a significant amount of information and considered a number of factors, including, among others:

•

the potential increased access to sources of capital and a broader range of investors to support the clinical development of its therapeutic candidates following consummation of the merger compared to if Histogen continued to operate as a privately held company;

•	the potential to provide its current stockholders with greater liquidity by owning stock in a public company;

•

the board’s belief that no alternatives to the merger were reasonably likely to create greater value for Histogen’s stockholders, after reviewing the various financing and other strategic options to enhance stockholder value that were considered by Histogen’s board of directors;

•

Conatus and Histogen believe the combined organization’s cash and cash equivalents at the closing of the merger will be sufficient to enable Histogen to advance up to three product candidates into clinical development and to fund the combined organization into early 2021;

•

the business, history and credibility of Conatus and its affiliates, including the failure of its main drug candidate emricasan to meet its primary endpoints and Conatus halting development activities for its other drug candidate CTS-2090;

•

the availability of appraisal rights under the DGCL to holders of Histogen’s capital stock who comply with the required procedures under the DGCL, which allow such holders to seek appraisal of the fair value of their shares of Histogen capital stock as determined by the Delaware Court of Chancery;

•

the expectation that the merger with Conatus would be a more time- and cost-effective means to access capital than other options considered by Histogen’s board of directors, including additional private financings or an initial public offering;

•	the terms and conditions of the Merger Agreement, including, the following:

•

the determination that the expected relative percentage ownership of Conatus’ stockholders and Histogen’s stockholders in the combined organization was appropriate based, in the judgment of the Histogen’s board of directors, on the board of directors’ assessment of the approximate valuations of Conatus (including the value of the net cash Conatus is expected to provide to the combined organization) and Histogen (including the value of the net cash Histogen is expected to provide to the combined organization);

•	the expectation that the merger will be treated as a reorganization for U.S. federal income tax purposes;

•	the limited number and nature of the conditions of the obligation of Conatus to consummate the merger;

•	the fact that Conatus is not making any representations and warranties specifically regarding its ownership, licensing and use of intellectual property rights;

•

the rights of Histogen under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should Histogen receive a superior offer (as defined in the section entitled “The Merger Agreement—No Solicitation” below);

•

the conclusion of Histogen’s board of directors that the potential termination fee of $500,000, or in some situations the reimbursement of certain transaction expenses incurred in connection with the merger of up to $350,000, payable by Conatus or Histogen to the other party, and the circumstances when such fee may be payable, were reasonable; and

•

the belief that the other terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, were reasonable in light of the entire transaction.

•

the fact that shares of Conatus’ common stock issued to Histogen’s stockholders will be registered on a Form S-4 registration statement and listed on the Nasdaq Capital Market and accordingly will become freely tradable for Histogen’s stockholders who are not affiliates of Histogen and who are not parties to lock-up agreements;

•

the support agreements, pursuant to which certain directors, officers and stockholders of Histogen and Conatus, respectively, have agreed, solely in their capacity as stockholders of Histogen and Conatus, respectively, to vote all of their shares of Histogen capital stock or Conatus common stock in favor of the adoption or approval, respectively, of the Merger Agreement and against competing transactions;

•	the ability to obtain a Nasdaq listing and the fact that Conatus will change its name to Histogen Inc. upon the closing of the merger;

•	the fact that the proposed merger may enable certain stockholders of Conatus and Histogen to increase the value of their current shareholding; and

•	the likelihood that the merger will be consummated on a timely basis.

Histogen’s board of directors also considered a number of uncertainties and risks in its deliberations concerning the merger and the other transactions contemplated by the Merger Agreement, including the following:

•

the possibility that the merger might not be completed and the potential adverse effect of the public announcement of the merger on the reputation of Histogen and the ability of Histogen to obtain financing in the future in the event the merger is not completed;

•

the exchange ratio used to establish the number of shares of Conatus’ common stock to be issued to Histogen’s stockholders in the merger is not subject to adjustment based on trading prices, and thus the relative percentage ownership of Conatus’ stockholders and Histogen’s stockholders in the combined organization immediately following the completion of the merger is not subject to market volatility;

•

the termination fee of $500,000, or in some situations the reimbursement of certain transaction expenses incurred in connection with the merger of up to $350,000 payable by Histogen to Conatus upon the occurrence of certain events, and the potential effect of such termination fee in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Histogen’s stockholders;

•	the risk that the merger might not be consummated in a timely manner or at all;

•	the expenses to be incurred in connection with the merger and related administrative challenges associated with combining the companies;

•

the additional expenses and obligations to which Histogen’s business will be subject following the merger that Histogen has not previously been subject to, and the operational changes to Histogen’s business, in each case that may result from being a public company;

•	the fact that the representations and warranties in the Merger Agreement do not survive the closing of the merger and the potential risk of liabilities that may arise post-closing; and

•

various other risks associated with the combined organization and the merger, including the risks described in the section entitled “Risk Factors” in this proxy statement/prospectus/information statement.

Opinion of the Conatus Financial Advisor

Conatus retained Oppenheimer as financial advisor on May 16, 2019. Pursuant to that engagement, the Conatus board of directors requested that Oppenheimer evaluate the fairness, from a financial point of view, to Conatus of the Merger Consideration to be paid by Conatus in the Merger pursuant to the Merger Agreement.

At the January 27, 2020 meeting of the Conatus board of directors, representatives of Oppenheimer & Co. Inc. rendered Oppenheimer’s oral opinion, subsequently confirmed in writing, that as of such date, and based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of its opinion, the Merger Consideration to be paid by Conatus pursuant to the Merger Agreement, was fair to Conatus from a financial point of view.

The full text of the written opinion of Oppenheimer is attached as Annex B to this proxy statement/prospectus. The summary of the opinion of Oppenheimer set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such written opinion. Holders of Conatus Common Stock are urged to read the opinion in its entirety for a discussion of the assumptions made, procedures followed, matters considered and limits of the review undertaken by Oppenheimer in connection with such opinion.

The issuance of the Oppenheimer opinion was approved by Oppenheimer’s fairness opinion review committee. The Oppenheimer opinion may not be published or otherwise used or referred to, nor shall any public reference to Oppenheimer be made, without Oppenheimer’s prior written consent.

Oppenheimer provided its opinion for the information of the Conatus board of directors (solely in its capacity as such) in connection with, and for purposes of, its consideration of the Merger, and its opinion only addresses whether the Merger Consideration to be paid by Conatus in the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to Conatus as of the date of the opinion. The Oppenheimer opinion does not address any other term or aspect of the Merger Agreement or the Merger. The Oppenheimer opinion does not constitute a recommendation to the Board or to any holder of Conatus Common Stock as to how the Board, such stockholder or any other person should vote or otherwise act with respect to the Merger or any other matter. In addition, Oppenheimer does not express any opinion as to the likely trading range of Conatus’ Common Stock following the Merger, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of Conatus at that time.

In connection with its review of the proposed Merger and the preparation of its opinion, Oppenheimer, among other things:

•

reviewed the financial terms and conditions of the Merger as stated in the draft of the Merger Agreement, dated as of January 22, 2020, such draft being the last draft of the Merger Agreement made available to Oppenheimer prior to issuing its opinion and which is referred to in this section as the Draft Agreement;

•

reviewed certain information, including certain limited financial forecasts, relating to the business, earnings, and prospects of Conatus and Histogen that were furnished to Oppenheimer by the respective managements of Conatus and Histogen;

•	conducted discussions with members of senior management and representatives of Conatus and Histogen concerning the matters described above;

•	reviewed the pro forma ownership structure of the combined entity resulting from the Merger;

•	reviewed publicly available information relating to the businesses of Conatus and Histogen that Oppenheimer deemed to be relevant;

•	reviewed the reported prices and trading activity of Conatus Common Stock;

•	reviewed and analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that Oppenheimer deemed to be relevant;

•	reviewed and analyzed certain publicly available information relating to selected companies that Oppenheimer deemed relevant;

•	reviewed and analyzed certain financial terms of the initial public offerings of certain companies that Oppenheimer deemed relevant;

•	performed such other analyses and considered such other factors as Oppenheimer deemed appropriate for the purpose of rendering its opinion; and

•

took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuations and its knowledge of Conatus’ and Histogen’s industries.

With Conatus’ consent, Oppenheimer relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or furnished, or otherwise made available, to Oppenheimer or discussed with or reviewed by Oppenheimer. With Conatus’ consent, Oppenheimer further assumed that the financial information provided to Oppenheimer was prepared on a reasonable basis in accordance with industry practice, and that the managements of Conatus and Histogen are not aware of any information or facts that would make any information provided to Oppenheimer incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of the Oppenheimer opinion, Oppenheimer assumed that, with respect to the limited financial forecasts, estimates and other forward-looking information provided to and reviewed by Oppenheimer, such information was reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the respective managements of Conatus and Histogen as to the expected future results of operations and financial condition of Conatus and Histogen, respectively. Such forecasts, estimates, and forward-looking statements are based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly, and Oppenheimer expressed no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. Furthermore, Oppenheimer did not receive any internal financial analyses, financial forecasts, reports or other information concerning Histogen of a nature that would have enabled Oppenheimer to perform a discounted cash flow analysis on Histogen.

In connection with its opinion, Oppenheimer assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by Oppenheimer. Oppenheimer is not expert in, nor did Oppenheimer express an opinion on, legal, regulatory, tax or accounting issues, and Oppenheimer assumes that Conatus relied upon the advice of its counsel, independent accountants and advisors other than Oppenheimer as to all such matters with respect to the Merger and the Transaction Documents. The Oppenheimer opinion is not a solvency opinion and does not in any way address the solvency or financial condition of Conatus or Histogen either before or after the Merger.

In arriving at its opinion, Oppenheimer assumed that the executed Merger Agreement was identical in all material respects to the Draft Merger Agreement reviewed by it. Oppenheimer relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties set forth in the Merger Agreement and all related documents and instruments that are referred to therein were true and correct, (ii) each party to the Merger Agreement will fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the Merger will be consummated pursuant to the terms of the Merger Agreement without amendments thereto or any adjustments to the Merger Consideration, and (iv) all conditions to the consummation of the Merger will be satisfied without waiver by any party of any conditions or obligations thereunder. Oppenheimer assumed that there are no factors that would delay any necessary regulatory or governmental approvals or consents, and that all approvals and consents required for the Merger, including the approval of the stockholders of Conatus, will be obtained in a manner that will not adversely affect Conatus or the contemplated benefits of the Merger. Additionally, Oppenheimer assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations.

In arriving at its opinion, Oppenheimer did not perform any appraisals or valuations and did not make any physical inspection of any specific assets or liabilities (fixed, contingent or otherwise, or tangible or intangible) of Conatus or Histogen, and was not furnished or provided with any such appraisals or valuations. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Without limiting the generality of the foregoing, Oppenheimer did not undertake any independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Conatus, Histogen or any of their respective affiliates is a party or may be subject, and at Conatus’ direction and with Conatus’ consent, the Oppenheimer opinion made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.

The Oppenheimer opinion was necessarily based upon the information available to it and facts and circumstances as they existed and that were subject to evaluation on the date of its opinion; events occurring after the date of the Oppenheimer opinion could materially affect the assumptions used in preparing its opinion. Subsequent developments may affect the conclusion reached in the Oppenheimer opinion, and Oppenheimer has not undertaken to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of its opinion and does not have any obligation to update, revise or reaffirm its opinion.

The Oppenheimer opinion addresses only the fairness, from a financial point of view, to Conatus of the proposed Merger Consideration to be paid by it in the Merger and does not address the relative merits of the Merger or any alternatives to the Merger, Conatus’ underlying decision to proceed with or effect the Merger, or any other aspect of the Merger, including any terms, aspects or implications of any voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger or otherwise. The Oppenheimer opinion does not address the consequences or the overall fairness of the Merger to the holders of any class of securities, creditors or other constituencies of Conatus. Furthermore, Oppenheimer did not express any opinion as to the prices, trading range or volume at which Conatus’ securities will trade following public announcement or consummation of the Merger. Oppenheimer did not express an opinion about the fairness of the amount or nature of any compensation payable or to be paid to any of the officers, directors or employees, of Conatus, whether or not relative to the Merger.

Material Financial Analyses

The following summarizes the material financial analyses reviewed by Oppenheimer with the Conatus board of directors at its meeting on January 27, 2020, which material was considered by Oppenheimer in rendering its opinion. No company or transaction used in the analyses described below is identical or directly comparable to Conatus, Histogen or the Merger.

Conatus

Conatus’ management advised Oppenheimer that, in June 2019, based upon the results of its ENCORE-LF and extended ENCORE-PH Phase 2b clinical studies of Emricasan, Conatus determined that further clinical development of its assets was no longer feasible. Conatus’ management also advised that, as of a projected exchange ratio lock date, it is estimated that net cash and cash equivalents would be approximately $13.9 million, or $0.40 per share of Conatus Common Stock. Based upon this information, Oppenheimer used this estimate of net cash and cash equivalents as a proxy for the estimated equity value of Conatus as of the closing of the Merger.

Histogen

Selected Companies Analysis. Oppenheimer analyzed the relative valuation multiples of seven publicly-traded regenerative and cell therapy companies that it deemed relevant based on their business profiles and financial metrics, among others. The selected companies traded on U.S. and Israeli exchanges. Oppenheimer then calculated the enterprise value for each of the selected companies.

In order to pick a group of comparable companies to Histogen, Oppenheimer identified publicly traded companies listed on Nasdaq focused in the cell therapy and regenerative medicine spaces. Oppenheimer next filtered this list by focusing on companies that had the majority of trading liquidity on Nasdaq rather than exchanges outside the United States. Oppenheimer focused on companies with fewer than five clinical programs to better represent a potential market valuation of Histogen. Finally, Oppenheimer limited its comparables group to companies that were still in the development stage or had earlier stage commercial revenues which have yet to establish broader market adoption.

Oppenheimer selected the group of companies listed below on the basis of the similarity of the lines of business, although no company used in this analysis is identical to Histogen. Accordingly, this analysis is not purely mathematical, but also involves complex considerations and judgments concerning the differences in financial and operating characteristics of the selected companies and other factors.

The selected companies and results of this analysis ($ in millions) are as follows:

Company Name	Total Enterprise Value
Abeona Therapeutics Inc.	$178.8
Athersys, Inc.	$171.7
Lineage Cell Therapeutics, Inc.	$124.8
Brainstorm Cell Therapeutics Inc.	$94.1
PolarityTE, Inc.	$55.0
Pluristem Therapeutics Inc.	$42.8
BioCardia, Inc.	$26.2

Total Enterprise Value
Mean	$99.1
Median	$94.1

Using its professional judgment, Oppenheimer then established a reference range of total enterprise values for Histogen by adding and subtracting 10% from the median total enterprise value implied by this selected companies analysis adjusted for Histogen’s cash balance for the quarter ended September 30, 2019, as provided by Histogen’s management to derive the reference low and high, as seen below:

Total Enterprise Value
Reference Low	$84.7
Reference High	$103.5

This analysis resulted in an implied range of equity values for Histogen of $88.4 million and $107.3 million.

Selected Transactions Analysis. Oppenheimer analyzed publicly available information relating to selected acquisitions announced since July 2013 of regenerative and cell therapy targets. Oppenheimer picked comparable precedent transactions by focusing on cell therapy and regenerative medicine transactions from 2013 to 2019 with publicly disclosed deal values obtained from the EvaluatePharma database. A total of 56 transactions were found. Oppenheimer then excluded transactions with disclosed total enterprise values that were either less than $15 million or greater than $500 million from its consideration in order to eliminate outliers. The remaining 22 transactions were incorporated in the analysis. For each of the selected transactions, Oppenheimer calculated the total enterprise value of the target. The selected transactions (with respective transaction announcement dates shown) and results of this analysis ($ in millions) are as follows:

Announced Date	Target	Buyer	Total Enterprise Value
9/12/19	Fibrocell Science	Castle Creek Pharmaceuticals	$63.3
2/21/19	Immune Design	Merck & Co.	$300.0
1/31/19	Apceth Biopharma	Hitachi Chemical	$86.4
9/20/18	Celenex	Amicus Therapeutics	$452.0
8/10/18	Quethera	Astellas	$108.5
7/20/18	TxCell	Sangamo Therapeutics	$84.3
5/3/18	Myonexus Therapeutics	Sarepta Therapeutics	$165.0
2/13/18	Universal Cells	Astella Pharma	$102.5
08/28/17	Calimmune	CSL	$416.0
06/19/17	Cell Cure Neurosciences	Lineage Cell Therapeutics	$12.8
01/24/17	GenVec	Intrexon	$15.9
07/28/16	BioD	Derma Sciences	$77.8
03/07/16	Genable Technologies	Spark Therapeutics	$15.2
02/01/16	Annapurna Therapeutics	Adverum Biotechnologies	$105.6
11/09/15	Ocata Therapeutics	Astellas Pharma	$359.8
07/30/15	Coretherapix	TiGenix	$291.1
05/11/15	STAGE cell therapeutics	Juno Therapeutics	$231.4
05/06/15	PlasmaTech Biopharmaceuticals	Abeona Therapeutics	$32.8
06/10/14	EGEN	Celsion	$44.4
04/14/14	California Stem Cell	Caladrius Biosciences	$124.1
12/20/13	MediStem	Intrexon	$26.0
07/16/13	TotipotentRX	ThermoGenesis Holdings	$18.6

Total Enterprise Value
Mean	$142.4
Median	$94.4

Using its professional judgment, Oppenheimer then established a reference range of total enterprise values for Histogen by adding and subtracting 10% from the median total enterprise value implied by this selected transactions analysis adjusted for Histogen’s cash balance for the quarter ended September 30, 2019, as provided by Histogen’s management to derive the reference low and high, as seen below:

Total Enterprise Value
Reference Low	$85.0
Reference High	$103.9

This resulted in an implied range of equity values for Histogen of $88.8 million to $107.6 million.

No transaction used in the precedent transactions analyses is identical to the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies involved in the precedent transactions which, in turn, could affect the enterprise values and equity values of the companies involved in the transactions to which the Merger is being compared. In evaluating the precedent transactions, Oppenheimer made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, such as the impact of competition, industry growth and the absence of any adverse material change in the financial condition of Histogen or the companies involved in the precedent transactions or the industry or in the financial markets in general, which could affect the public trading value of the companies involved in the selected transactions which, in turn, could affect the enterprise values and equity values of the companies involved in the transactions to which the Merger is being compared.

Initial Public Offering Step Up Analysis. Oppenheimer reviewed all initial public offerings of biotechnology companies in 2019 with publicly available post-money valuations from their last private funding rounds using the Pitchbook database. Companies with an initial public offering of less than $20.0 million worth of shares were excluded in order to eliminate outlier impact. Data from the following 29 initial public offerings were used in the analysis.

Company	Pricing Date	Issuance Amount (in $mm)	Pre-Money Value (in $mm)	Post-Money Value (in $mm)	Step Up Multiple
TELA Bio	11/07/19	$52.0	$134.1	$147.4	1.1x
Centogene	11/07/19	56.0	233.3	278.1	1.2x
Galera Therapeutics	11/06/19	60.0	250.0	319.6	1.3x
RAPT Therapeutics	10/30/19	36.0	272.0	262.3	1.0x
Oyster Point Pharma	10/30/19	80.0	280.0	362.7	1.3x
Cabaletta Bio Inc	10/25/19	74.8	197.0	273.4	1.4x
Frequency Therapeutics, Inc	10/04/19	84.0	332.0	480.8	1.4x
Viela Bio, Inc.	10/03/19	150.1	735.0	993.0	1.4x
Satsuma Pharmaceuticals	09/13/19	82.5	112.0	194.7	1.7x
Fulcrum Therapeutics, Inc.	07/17/19	72.0	250.0	387.2	1.5x
Mirum Pharmaceuticals, Inc.	07/17/19	75.0	180.0	376.9	2.1x
Karuna Therapeutics, Inc.	06/27/19	89.2	240.0	396.2	1.7x
Prevail Therapeutics Inc.	06/19/19	125.0	450.0	648.0	1.4x
Atreca, Inc.	06/19/19	125.0	325.0	484.2	1.5x
Akero Therapeutics, Inc.	06/19/19	92.0	245.0	470.8	1.9x
Stoke Therapeutics, Inc.	06/18/19	142.0	240.0	632.3	2.6x
IDEAYA Biosciences, Inc.	05/22/19	50.0	209.0	207.0	1.0x
Bicycle Therapeutics Limited	05/22/19	60.7	96.3	287.6	3.0x
Axcel la Health Inc.	05/08/19	71.4	520.0	459.8	0.9x
NextCure, Inc.	05/08/19	75.0	250.0	350.1	1.4x
Cortexyme, Inc.	05/08/19	75.0	229.5	476.1	2.1x
Trevi Therapeutics, Inc.	05/07/19	55.0	121.4	185.6	1.5x
HOOKIPA Pharma Inc.	04/17/19	84.0	330.0	321.7	1.0x
NGM Biopharmaceuticals, Inc.	04/03/19	106.7	706.7	1,140.6	1.6x
Kaleido BioSciences, Inc.	02/27/19	75.0	550.0	509.8	0.9x
TCR2 Therapeutics Inc.	02/13/19	75.0	260.0	374.4	1.4x
Harpoon Therapeutics, Inc.	02/07/19	75.6	245.0	376.6	1.5x
Gossamer Bio, Inc.	02/07/19	276.0	650.0	1,055.9	1.6x
Alector, Inc.	02/06/19	175.8	913.0	1,350.1	1.5x

Oppenheimer selected the initial public offerings on the basis of various factors, although no company used in this analysis is identical to Histogen. Accordingly, this analysis is not purely mathematical, but also involves complex considerations and judgments concerning the differences in financial and operating characteristics of the selected companies and other factors.

For each of the selected precedent initial public offerings, Oppenheimer calculated a step up multiple based on the pre-money equity value relative to the company’s market capitalization following the IPO. Oppenheimer then calculated a reference range of implied equity values for Histogen by adding and subtracting 10% from the result obtained by multiplying the median step up multiple of 1.4x implied by these transactions to the $90 million post-money valuation implied by Histogen’s Series D financing consummated in January 2019. This analysis resulted in an implied range of equity values for Histogen of $117.3 million to $143.4 million.

Implied Merger Consideration Analysis. Oppenheimer then reviewed the ranges of market capitalization (based on Conatus’ low and high market capitalization post ENCORE data announcement) for Conatus, and implied equity value (based on select companies, precedent transactions, and IPO step-up analyses) for Histogen, and calculated a range of implied Conatus pro forma equity ownership percentages of the combined company. To calculate the low implied Conatus pro forma equity ownership, Oppenheimer divided the low Conatus market capitalization by the sum of the low Conatus market capitalization and the high Histogen implied equity value. To calculate the high implied Conatus pro forma equity ownership, Oppenheimer divided the high Conatus market capitalization by the sum of the high Conatus market capitalization and the low Histogen implied equity value.

The results of this analysis, based upon the Selected Companies Analysis for Histogen ($ in millions) are summarized below:

Selected Companies Analysis
Low Conatus Market Capitalization	$9.2
High Conatus Market Capitalization	$15.9
Low Histogen Implied Equity Value	$88.4
High Histogen Implied Equity Value	$107.3
Low Implied Conatus Pro Forma Equity Ownership	7.9%
High Implied Conatus Pro Forma Equity Ownership	15.3%

The results of this analysis, based upon the Selected Transactions Analysis for Histogen ($ in millions) are summarized below:

Selected Companies Analysis
Low Conatus Market Capitalization	$9.2
High Conatus Market Capitalization	$15.9
Low Histogen Implied Equity Value	$88.8
High Histogen Implied Equity Value	$107.6
Low Implied Conatus Pro Forma Equity Ownership	7.9%
High Implied Conatus Pro Forma Equity Ownership	15.2%

The results of this analysis, based upon the IPO Step Up Analysis for Histogen ($ in millions) are summarized below:

Selected Companies Analysis
Low Conatus Market Capitalization	$9.2
High Conatus Market Capitalization	$15.9
Low Histogen Implied Equity Value	$117.3
High Histogen Implied Equity Value	$143.4
Low Implied Conatus Pro Forma Equity Ownership	6.0%
High Implied Conatus Pro Forma Equity Ownership	12.0%

Oppenheimer compared these results to the 26% equity ownership that Conatus stockholders will own of the combined company upon consummation of the Merger, and noted that, in all instances, the post-Merger equity ownership of the Conatus stockholders compared favorably to the percentages implied by this analysis.

Additional Considerations. The preparation of a fairness opinion is a complex process and is not susceptible to a partial analysis or summary description. Oppenheimer believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying its opinion. In addition, Oppenheimer considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Oppenheimer as to the actual value of Conatus or Histogen.

In performing its analyses, Oppenheimer made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of Conatus or Histogen. The analyses performed by Oppenheimer are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were provided to the Conatus board of directors (solely in its capacity as such) and were prepared solely as part of the analysis of Oppenheimer of the fairness, from a financial point of view, to Conatus of the Merger Consideration to be paid by Conatus in connection with the proposed Merger pursuant to the Merger Agreement. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The Oppenheimer opinion was one of many factors taken into account by the Conatus board in making its determination to approve the Merger. Neither the Oppenheimer opinion nor the analyses described above should be viewed as determinative of the Conatus board of directors’ or Conatus management’s views with respect to Conatus, Histogen or the Merger. Oppenheimer provided advice to Conatus with respect to the proposed transaction. Oppenheimer did not, however, recommend any specific amount of consideration to the Board or that any specific Merger Consideration constituted the only appropriate consideration for the Merger.

During the two years preceding the date of Oppenheimer’s written opinion, Oppenheimer had not been engaged by, performed services for or received any compensation from any participant in the Merger (other than any amounts that were paid to Oppenheimer under the engagement letter described in this proxy statement/prospectus pursuant to which Oppenheimer was retained as a financial advisor to Conatus to assist in reviewing strategic alternatives, including the Merger).

For services rendered in connection with the delivery of its opinion, Conatus agreed to pay Oppenheimer a retainer of $150,000, which has been paid. Conatus also agreed to pay Oppenheimer a fee upon delivery of its fairness opinion (the “Opinion Fee”) in the amount of $500,000, which fee is not contingent upon closing of the Merger. For advisory services in connection with the Merger, Conatus will also pay Oppenheimer a fee (the “Transaction Fee”) in the amount of $500,000, which is contingent upon the closing of the Merger, of which $150,000 of the amounts previously paid to Oppenheimer shall be credited against the Transaction Fee. Conatus also agreed to reimburse Oppenheimer for certain of its expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify Oppenheimer against certain liabilities arising out of its engagement.

Oppenheimer was selected to serve as the financial advisor to Conatus because Oppenheimer is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, Oppenheimer may trade in the securities of Conatus for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Oppenheimer may provide investment banking, financial advisory and other financial services to Conatus or other participants in the Merger in the future, for which Oppenheimer may receive compensation.

Interests of the Conatus Directors and Executive Officers in the Merger

In considering the recommendation of the Conatus board of directors with respect to issuing shares of Conatus common stock in the merger and the other matters to be acted upon by the Conatus stockholders at the Conatus special meeting, the Conatus stockholders should be aware that Conatus’ directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Conatus’ stockholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.

The board of directors of each of Conatus and Histogen was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement and the merger, and to recommend, as applicable, that the Conatus stockholders approve the proposals to be presented to the Conatus stockholders for consideration at the Conatus special meeting as contemplated by this proxy statement/prospectus/information statement.

Ownership Interests

As of December 31, 2019, Conatus’ directors and executive officers beneficially owned, in the aggregate approximately 2.8% of the shares of Conatus common stock, which for purposes of this subsection excludes any Conatus shares issuable upon exercise or settlement of Conatus stock options or warrants or Conatus RSUs held by such individual. The affirmative vote of the holders of a majority of the total outstanding shares of Conatus common stock is required for approval of Proposal No. 2. Approval of Proposal Nos. 1, 3, 4 and 5, requires the affirmative vote of the majority of the votes cast (meaning the number of shares voted “FOR” the proposal must exceed the number of shares voted “AGAINST” the proposal). Abstentions from voting on the proposal and broker non-votes, if any, will not be counted as votes cast and accordingly will have no effect upon the outcome of Proposal Nos. 1, 3, 4 and 5. Each of Conatus’ executive officers and directors has also entered into a support agreement in connection with the merger. For a more detailed discussion of the support agreements, please see the section entitled “Agreements Related to the Merger—Support Agreements—Conatus Support Agreement” beginning on page 169 of this proxy statement/prospectus/information statement.

Treatment of Conatus Options

Under the Merger Agreement, Conatus has agreed to take all action required or appropriate to provide that, as of immediately prior to the Effective Time, all outstanding options to purchase shares of Conatus’ common stock will vest in full, including those options held by Conatus’ directors. The number of shares of Conatus’ common stock underlying such options will be decreased, and the exercise price of such options will be increased, to reflect the Conatus Reverse Stock Split.

For an estimate of the amounts that would be payable, net of exercise price, to each of Conatus’ named executive officers if the named executive officer exercised his or her options and immediately sold the common stock of Conatus acquired upon exercise, see the section entitled “—Conatus Named Executive Officer Golden Parachute Compensation” below beginning on page 127. Conatus estimates that the aggregate amount that would be payable, net of exercise price, to Conatus’ executive officers as a group and Conatus’ current non-employee directors as a group if they exercised their Conatus options, whether vested or unvested, and immediately sold the common stock of Conatus acquired upon exercise is $0 and $20,500, respectively. The amounts above are determined using a per share Conatus stock price of $0.43, which is the average closing trading price of Conatus common stock over the first five business days following the first public announcement of the transaction.

The table below sets forth information regarding the Conatus stock options held by each of Conatus’ executive officers and directors (who held such role since January 1, 2019) as of March 2, 2020. The number of shares of Conatus common stock underlying such options will be adjusted appropriately to reflect the Conatus Reverse Stock Split.

Name	Number of Vested Company Stock Options Held	Weighted Average Exercise Price of Vested Options ($)	Number of Unvested Company Stock Options Held	Weighted Average Exercise Price of Unvested Options ($)	Total Value ($)
Executive Officers
Steven J. Mento, Ph.D.	314,750	1.45	—	—	—
Keith W. Marshall, Ph.D., M.B.A.	—		—	—	—
Alfred P. Spada, Ph.D.	42,424	0.99	—	—	—
Non-Employee Directors
David F. Hale	255,000	6.14	45,000	0.29	6,300
Daniel L. Kisner, M.D.	105,000	5.79	20,000	0.29	2,800
Preston S. Klassen, M.D., M.H.S.	105,000	5.79	20,000	0.29	2,800
William R. LaRue	50,000	5.05	20,000	0.29	2,800
Kathleen Scott	—	—	30,000	0.33	3,000
Harold Van Wart, Ph.D.	132,121	5.95	20,000	0.29	2,800

Treatment of Conatus Restricted Stock Units

Under the Merger Agreement, Conatus has agreed to take all action required or appropriate to provide that, prior to the effective time of the Conatus Reverse Stock Split, the vesting of all outstanding Conatus RSUs, including those held by Conatus’ executive officers, will accelerate in full and, in settlement thereof and exchange therefor, each former holder of any Conatus RSU will be entitled to receive a number of shares of Conatus common stock equal to (1) the total number of shares of Conatus common stock subject to such holder’s Conatus RSUs, less (2) a number of shares of Conatus common stock equal to the quotient (rounded up to the nearest whole share) of (x) the dollar amount necessary to satisfy the applicable tax withholding obligations arising as a result of the vesting and settlement of such Conatus RSU (as determined in accordance with the applicable award agreement), divided by (y) the fair market value of a share of Conatus common stock having a fair market value (which, for this purpose, shall be the closing price per share of Conatus common stock immediately prior to the effective time of the acceleration). Under the Conatus RSU award agreements, the applicable tax withholding rate for this purpose will be equal to the greater of (1) the minimum applicable statutory tax withholding rate or (2) the maximum individual tax withholding rate permitted under the rules of the applicable taxing authority for tax withholding attributable to the underlying transaction; provided, however, that in no event will the applicable tax withholding rate exceed the maximum individual statutory tax rate in the applicable jurisdiction at the time of such withholding (or such other rate as may be required to avoid the liability classification of the applicable award under generally accepted accounting principles in the United States of America).

The table below sets forth information regarding the Conatus RSUs held by each of Conatus’ executive officers (which includes all individuals who held such titles since January 1, 2019) as of March 2, 2020 and the value of such RSUs based on a per share Conatus stock price of $0.43, which is the average closing trading price of Conatus common stock over the first five business days following the first public announcement of the transaction, prior to giving effect to the Conatus Reverse Stock Split. None of Conatus’ non-employee directors held any Conatus RSUs as of February 4, 2020.

Name	Number of Conatus RSUs Held	Value of Conatus RSUs
Executive Officers
Steven J. Mento, Ph.D.	650,000	$279,500
Keith W. Marshall, Ph.D., M.B.A.	385,000	165,550
Alfred P. Spada, Ph.D.	313,436	134,778

Director Positions and Consultancy Agreements Following the Merger

Steven J. Mento, Ph.D. is currently the Chief Executive Officer and a director of Conatus and will continue as a director of the combined organization after the Effective Time.

Daniel L. Kisner, M.D. is currently a non-employee director of Conatus and will continue as a director of the combined organization after the Effective Time.

Indemnification and Insurance

Under the Merger Agreement:

•

subject to certain exceptions, Conatus has agreed to indemnify and hold harmless each person who is or has served as a director or officer of Conatus under certain circumstances, as more fully described in the first paragraph in the section entitled “Interests of the Histogen Directors and Executive Officers in the Merger – Indemnification and Insurance” beginning on page 135 below, from the Effective Time through the sixth anniversary thereof;

•

the provisions of Conatus’ amended and restated certificate of incorporation and amended and restated bylaws with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Conatus, may not be amended or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Conatus; and

•

Conatus is obligated to purchase, prior to the Effective Time, a six-year prepaid “tail policy” in form and substance reasonably satisfactory to Histogen for the non-cancellable extension of the directors’ and officers’ liability coverage of Conatus’ existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Conatus by reason of serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with the Merger Agreement or the transactions contemplated thereby or in connection with Conatus’ initial public offering of shares of its common stock).

Director Compensation

Conatus compensates its non-employee directors for their service on the Conatus board of directors, but does not pay director fees to directors who are employees of Conatus. Non-employee members of the Conatus board of directors receive a combination of cash compensation, in the form of annual retainers, and equity incentive compensation, in the form of stock option awards, for their service on the Conatus board of directors. Following the closing, Dr. Mento and Dr. Kisner will be eligible to be compensated as a non-employee directors of Conatus pursuant to the Conatus non-employee director compensation policy following the Effective Time. For a description of Conatus’ non-employee director compensation policy, please see “Director Compensation” below.

Please see the section above entitled “Effect of the Merger on Stock Awards” above for more information on the treatment of equity held by directors in the merger.

Employment Agreements

Conatus has entered into employment agreements with each of its named executive officers.

Pursuant to each of the employment agreements, Drs. Mento, Marshall and Spada currently receive annual base salaries of $553,188, $431,750 and $424,585, respectively, which amounts are subject to annual review by and at the sole discretion of Conatus’ board of directors or its designee. Each of Drs. Mento, Marshall and Spada are also be eligible to earn an annual cash performance bonus equal to up to 50%, 40% and 40%, respectively, of his then-current annual base salary. The annual cash performance bonus will be based on his and/or Conatus’ attainment of financial or other operating criteria established by Conatus’ board of directors or its designee, as determined by Conatus’ board of directors or its designee.

Pursuant to each of the employment agreements, if Conatus terminates such executive officer’s employment without cause (as defined below) or such officer resigns for good reason (as defined below), the executive officer will be entitled to the following payments and benefits: (1) his fully earned but unpaid base salary through the date of termination at the rate then in effect, plus all other amounts under any compensation plan or practice to which he is entitled; (2) a lump sum cash payment in an amount equal to his monthly base salary as in effect immediately prior to the date of termination for the 12-month period (or 18-month period for Dr. Mento) following the date of termination; and (3) a lump sum cash payment equal to the premiums for continuation of health benefits for a period of 12 months (or 18 months for Dr. Mento) following the date of termination.

Each of the employment agreements provides that the executive officer’s stock awards will immediately vest and become exercisable: (1) (A) as to 50% of the then-unvested and outstanding portion of such stock awards on the date of a change of control, and (B) the remaining 50% of the then-unvested stock awards on the first to occur of (x) the first anniversary of the change of control or (y) the date of the executive officer’s termination of employment without cause or for good reason; and (2) in the event the executive officer’s employment is terminated by Conatus other than for cause or by the executive officer for good reason, as to the number of stock awards that would have vested over the 12-month period following termination had such executive officer remained continuously employed by Conatus during such period. As noted above, however, all outstanding equity awards held by Conatus’ executive officers will vest as of immediately prior to the Effective Time pursuant to the Merger Agreement. In addition, each of Dr. Mento’s and Dr. Spada’s vested stock options will remain exercisable for a period of one year following his termination of employment or service (or, if earlier, the original expiration date of such stock options). Please see tables under the section entitled “—Conatus Named Executive Officer Golden Parachute Compensation” of this proxy statement/prospectus/information statement for quantification of severance benefits.

For purposes of the executive employment agreements, “cause” generally means the executive’s: (1) commission of an act of fraud, embezzlement or dishonesty that has a material adverse impact on us or any successor or affiliate of Conatus; (2) conviction of, or entry into a plea of “guilty” or “no contest” to, a felony or any crime involving fraud, misappropriation, embezzlement or moral turpitude; (3) unauthorized use or disclosure of Conatus’ confidential information or trade secrets or that of any successor or affiliate of Conatus that has a material adverse impact on any such entity; (4) gross negligence, insubordination or material violation of any duty of loyalty, or any other material misconduct on the part of the executive; (5) ongoing and repeated failure or refusal to perform or neglect of his duties as required by his employment agreement, which failure, refusal or neglect continues for 15 days following his receipt of written notice from Conatus’ board of directors or from Conatus’ chief executive officer, stating with specificity the nature of such failure, refusal or neglect; or (6) breach of any material provision of his employment agreement.

For purposes of the executive employment agreements, “good reason” generally means: (1) a material diminution in the executive’s authority, duties or responsibilities; (2) a material diminution in the executive’s base compensation, except in connection with a general reduction in the base compensation of Conatus’ or any successor’s or affiliate’s personnel with similar status and responsibilities; (3) a material change in the geographic location at which the executive must perform his duties (and Conatus and the executive have agreed that any requirement that the executive be based at any place outside a 25-mile radius of his place of employment as of the effective date of the employment agreement, except for reasonably required travel on Conatus’ or any successor’s or affiliate’s business that is not materially greater than such travel requirements prior to the effective date of the employment agreement, shall be considered a material change); or (4) any other action or inaction that constitutes a material breach by us or any successor or affiliate of its obligations to the executive under the employment agreement.

For purposes of the executive employment agreements, the merger will constitute a “change in control,” which is defined to mean: (1) a transaction or series of related transactions whereby any person or entity or related group of persons or entities (other than Conatus, Conatus’ subsidiaries, an employee benefit plan maintained by Conatus or any of Conatus’ subsidiaries or a person or entity that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, Conatus) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of 50% or more of the total combined voting power of Conatus’ securities outstanding immediately after such acquisition; (2) during any two-year period, individuals who, at the beginning of such period, constitute Conatus’ board of directors together with any new director(s) whose election by Conatus’ board of directors or nomination for election by Conatus’ stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of Conatus’ board of directors; (3) Conatus’ consummation (whether Conatus is directly or indirectly involved through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination, (y) the sale or other disposition of all or substantially all of Conatus’ assets or (z) the acquisition of assets or stock of another entity, in each case other than a transaction that results in Conatus’ voting securities outstanding immediately before the transaction continuing to represent, directly or indirectly, at least 50% of the combined voting power of the successor entity’s outstanding voting securities immediately after the transaction, and after which no person or entity beneficially owns voting securities representing 50% or more of the combined voting power of the acquiring company that is not attributable to voting power held in the company prior to such transaction; or (4) the approval by Conatus’ stockholders of a liquidation or dissolution of Conatus.

Limitations of Liability and Indemnification

In addition to the indemnification obligations required by the amended and restated certificate of incorporation and amended and restated bylaws of Conatus, Conatus has entered into indemnification agreements with each of its directors and officers. These agreements provide for the indemnification of Conatus’ directors and executive officers for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of Conatus. Conatus believes that these amended and restated certificate of incorporation provisions, amended and restated bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Conatus Named Executive Officer Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation of each of Conatus’ named executive officers that is based on or otherwise relates to the merger. The consummation of the merger will constitute a change of control of Conatus under the terms of the employment agreements between Conatus and its named executive officers. The table below describes the estimated potential payments to each of Conatus’ named executive officers under the terms of the employment agreements and their Conatus equity awards. The severance benefits shown reflect only the additional payments or benefits that the individual would have received upon the occurrence of an involuntary termination. The amounts shown do not include the value of payments or benefits that would have been earned absent such an involuntary termination.

Please note the amounts shown in the table are estimates only and are based on assumptions regarding events that may or may not actually occur, including assumptions described in this proxy statement/prospectus/information statement and in the notes to the table below, which may or may not actually occur or may occur at times different than the time assumed. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, that may become payable to a named executive officer may materially differ from the amounts set forth below. Furthermore, for purposes of calculating these amounts, Conatus has assumed:

•	the Effective Time occurred on March 2, 2020;

•

a price per share of Conatus common stock of $0.43, which represents the average closing trading price of Conatus common stock over the first five business days following the first public announcement of the transaction;

•

the employment of each of Drs. Mento, Marshall and Spada will be terminated on such date and in a manner that entitles the named executive officer to receive the severance payments and benefits under the terms of the employment agreement between Conatus and such named executive officer (as described in above under the heading “Employment and Consulting Agreements”). The employment of each of Drs. Mento, Marshall and Spada is expected to be terminated effective as of the closing of the merger, and Dr. Hagerty’s employment terminated on September 30, 2019;

•	the named executive officers’ base salaries are those in place as of March 2, 2020; and

•	no named executive officer receives any additional equity grants prior to or at the Effective Time; and

•	no named executive officer enters into new agreements or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits.

Name	Cash(1)	Equity(2)	Perquisites/ Benefits(3)	Total(4)
Steven J. Mento, Ph.D.	$829,782	$279,500	$99,222	$1,208,504
Keith W. Marshall, Ph.D., M.B.A.	431,750	165,550	97,650	694,950
Alfred P. Spada, Ph.D.	424,585	134,778	104,857	664,220
David T. Hagerty, M.D.	427,310	—	64,695	492,005

(1)

Under the employment agreements, cash severance would be payable following termination of the named executive officer’s employment by Conatus other than for cause (and other than due to death or disability) or the named executive officer’s resignation for good reason, subject to the named executive officer’s execution of a release of claims. In either such event, pursuant to the employment agreements, the named executive officer will receive severance payments equal to 18 months’ base salary for Dr. Mento and 12 months’ base salary for Drs. Marshall and Spada. Any amounts payable in connection with the termination of an executive’s employment are subject to applicable withholdings and are payable in a lump sum within sixty days following the named executive officer’s employment termination date. These cash payments will be paid only if the named executive officer experiences a qualifying termination of employment in accordance with the employment agreements, but for purposes of this table these payments are considered to be a double-trigger benefits even though they are dependent only upon the occurrence of the termination and not upon the occurrence of a change in control.

With respect to Dr. Hagerty, whose employment terminated on September 30, 2019, his release agreement provided for the payment to him of 12 months’ base salary. This cash payment has been paid to Dr. Hagerty, but is included here because his termination was undertaken in contemplation of the merger. The payment to Dr. Hagerty was payable solely as a result of his termination of employment and was not dependent upon the closing of the merger, but for purposes of this table this payment is considered to be a double-trigger benefit even though it was dependent only upon the occurrence of the termination and not upon the occurrence of a change in control.

(2)

With respect to stock options granted to Conatus’ named executive officers since October 2014, 50% of the then-unvested shares subject to the option will vest on the date of a change in control, and the remaining shares subject to the option will vest on the first anniversary of the change in control, subject to earlier acceleration as provided below. In the event of a named executive officer’s, termination of employment without cause or for good reason more than 90 days prior to the occurrence of a change in control, the vesting of the option will be automatically accelerated on the date of such termination as to the number of shares subject to the option that would have vested over the 12-month period following the date of termination had the named executive officer remained continuously employed by us during such period. In addition, in the event of a named executive officer’s termination of employment without cause or for good reason during the 90-day period preceding the occurrence of a change in control or following the occurrence of a change in control, all of the shares subject to the option will vest on the later of (1) the date of termination or (2) the occurrence of the change in control.

The RSUs granted to the named executive officers vest immediately prior to the occurrence of a change in control.

In addition, as contemplated by the Merger Agreement, all of the outstanding Conatus stock options and RSUs will vest immediately prior to the occurrence of the merger. The amount listed in this column represents the estimated value of the unvested Conatus stock options and Conatus RSUs held by the named executive officers as to which vesting will accelerate immediately prior to the Effective Time. The accelerated vesting of the stock options and the RSUs is a single-trigger (closing of the merger) benefit that will be received solely because of the merger and regardless of whether a named executive officer’s employment is terminated (provided, with respect to Dr. Hagerty, the acceleration occurred solely as a result of his termination of employment on September 30, 2019 pursuant to his release agreement).

Name	Number of Unvested Conatus Stock Options Subject to Acceleration	Value of Accelerated Conatus Stock Option Vesting(a)	Number of Unvested Conatus RSUs Subject to Acceleration	Value of Accelerated Conatus RSU Vesting(b)	Total Value of Unvested Equity Acceleration
Steven J. Mento, Ph.D.	—	$—	650,000	$279,500	$279,500
Keith W. Marshall, Ph.D., M.B.A.	—	—	385,000	165,550	165,550
Alfred P. Spada, Ph.D.	—	—	313,436	134,778	134,778
David T. Hagerty, M.D.	123,320	—	—	—	—

(a)

The value of the unvested and accelerated Conatus stock options is the excess of the average closing market price of the Conatus common stock for the first five (5) business days following the announcement of the merger on January 28, 2020 ($0.43) over the exercise price of the stock options that were unvested as of March 2, 2020, multiplied by the number of shares underlying the unvested Conatus stock options as of March 2, 2020, consistent with the methodology applied under SEC Regulation M-A Item 1011(b) and Regulation S-K Item 402(t)(2). Such number of Dr. Hagerty’s stock options as would have vested over the 12 months following his date of termination vested effective September 30, 2019 as a result of his termination of employment pursuant to his release agreement, but they are included here because his termination was undertaken in contemplation of the merger.

(b)

The value of the unvested and accelerated Conatus RSUs is the average closing market price of the Conatus common stock for the first five (5) business days following the announcement of the merger on January 28, 2020 ($0.43), multiplied by the number of shares underlying the unvested Conatus RSUs as of February 4, 2020, consistent with the methodology applied under SEC Regulation M-A Item 1011(b) and Regulation S-K Item 402(t)(2).

(3)

Consists of accrued but unused paid time off and COBRA coverage for a period of 18 months for Dr. Mento and 12 months for Drs. Marshall and Spada following the date of termination, the value of which will be paid in cash in a lump sum within sixty days following the named executive officer’s employment termination date. The value of the COBRA coverage is based upon the type of insurance coverage Conatus carried for each named executive officer as of March 2, 2020 and is valued at the premiums in effect on such date. These benefits will be paid only if the executive officer experiences a qualifying termination of employment in accordance with the employment agreements (or, with respect to Dr. Hagerty, solely as a result of his termination on September 30, 2019 pursuant to his release agreement), but for purposes of this table these payments are considered to be a double-trigger benefits even though they are dependent only upon the occurrence of the termination and not upon the occurrence of a change in control. The value of the accrued but unused paid time off is based on the accrual as of March 2, 2020 for each of Drs. Mento, Marshall and Spada, and is based on the actual amount paid for accrued but unused paid time off to Dr. Hagerty in connection with his termination of employment. For purposes of this table, the payouts of the accrued but unused paid time off are considered to be double-trigger benefits even though they are dependent only upon the occurrence of the termination and not upon the occurrence of a change in control. The value of the accrued but unused paid time off included in this column for the named executive officers is as follows: Dr. Mento, $58,575, Dr. Marshall, $59,109, Dr. Spada, $71,442, and Dr. Hagerty, $39,467.

(4)

The amounts in this column represent the aggregate dollar value of the amounts reported in the preceding three columns. The table below reflects the amount (as described in footnotes (1) through (3) above) of single-trigger and double-trigger payments payable to each named executive officer in connection with the closing of the merger.

Name	Single-Trigger Payments ($)	Double-Trigger Payments ($)
Steven J. Mento, Ph.D.	279,500	929,004
Keith W. Marshall, Ph.D., M.B.A.	165,550	529,400
Alfred P. Spada, Ph.D.	134,778	529,442
David T. Hagerty, M.D.	—	492,005

Interests of the Histogen Directors and Executive Officers in the Merger

In considering the recommendation of Histogen’s board of directors with respect to adopting the Merger Agreement, Histogen’s stockholders should be aware that certain members of Histogen’s board of directors and certain executive officers of Histogen may have interests in the merger that may be different from, or in addition to, the interests of Histogen’s stockholders. Each of Conatus’ board of directors and Histogen’s board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement and the merger, and to recommend, as applicable, that Conatus’ stockholders approve the proposals to be presented to Conatus’ stockholders for consideration at the Conatus special meeting as contemplated by this proxy statement/prospectus/information statement, and that Histogen’s stockholders sign and return the written consent as contemplated by this proxy statement/prospectus/information statement.

Ownership Interests

Certain of Histogen’s directors and executive officers or entities affiliated with them currently hold shares of Histogen’s capital stock, which shares of capital stock will be converted into shares of Conatus’ common stock in the merger, as described under the section entitled “Principal Stockholders of Histogen” beginning on page 309.

Treatment of Histogen Options and Warrants

Under the Merger Agreement, Histogen has agreed to take all action required or appropriate to provide that, at the Effective Time, each outstanding and unexercised option to purchase shares of Histogen’s capital stock as of immediately prior to the Effective Time, whether or not vested, shall be converted into and become an option or warrant, as applicable, to purchase shares of Conatus’ common stock, in accordance with the terms of the Merger Agreement immediately prior to the Effective Time (by multiplying (x) the number of shares of Histogen common stock that were subject to such options, by (y) the exchange ratio, and rounding the resulting number down to the nearest whole number of shares of Conatus common stock, with the per share exercise price equal to such option’s exercise price divided by the exchange ratio and rounding up to the nearest whole cent), and Conatus has agreed to assume each Histogen equity incentive plan and each Histogen option or warrant to purchase shares of Histogen’s capital stock, at the Effective Time, in accordance with the terms (as in effect as of the date of this Agreement) of each plan and option or warrant.

In addition, pursuant to Mr. Pascoe’s award agreement (as it was amended on January 28, 2020 in connection with Histogen’s entry into the Merger Agreement), 10% of the Histogen options granted to him in connection with his commencement of employment with Histogen, representing the option to acquire approximately 338,292 shares of Histogen common stock, will become fully vested upon the closing of the Merger. An additional 10% of such options will vest upon the date, if any, that the market capitalization of the combined company exceeds each of $200,000,000, $275,000,000, and $300,000,000. Collectively, these options represent the portion (40%) of Mr. Pascoe’s new hire options. The remaining 60% of Mr. Pascoe’s new hire options will continue to vest at the rate of 1/48th of those options (or approximately 42,287 shares of Histogen common stock) per month, according to the time schedule set forth in his original award agreement. In addition to the foregoing, if Mr. Pascoe’s employment is terminated by Histogen without cause or he resigns for good reason, an additional portion of such new hire options will vest equal to the number of such options which would have vested in the 12 months following the date of such termination.

Based on a price per common share of Histogen common stock of $0.63425, which is the product of the closing price per share of Conatus’ common stock on February 4, 2020 multiplied by an assumed pre-split exchange ratio of 1.4750 shares of Conatus’ common stock for each outstanding share of Histogen common stock, all of Histogen’s executive officers and directors with options, except for Richard Pascoe, would earn an amount, net of exercise price, if he or she exercised his or her unvested options at the time of closing and immediately sold the common stock of Conatus acquired upon exercise.

The table below sets forth information regarding the Histogen stock options held by each of Histogen’s executive officers and directors (who held such role since January 1, 2019) as of March 2, 2020. The number of shares of Histogen common stock underlying such options will be adjusted as described above.

Name	Number of Vested Histogen Stock Options Held	Weighted Average Exercise Price of Vested Options	Number of Unvested Histogen Stock Options Held	Weighted Average Exercise Price of Unvested Options	Total Value
Executive Officers
Richard W. Pascoe	549,726	$0.760	2,833,197	$0.760	$(425,402.57)
Gail K. Naughton, Ph.D.	2,650,000	$0.075	—	—	$1,482,012.50
Martin Latterich, Ph.D.	262,532	$0.537	37,468	$0.532	$29,275.00
Thomas L. Hubka	187,717	$0.345	22,283	$0.550	$56,242.50

Directors
Stephen Chang, Ph.D.	219,807	$0.395	130,193	$0.550	$63,487.50
David H. Crean, Ph.D.	332,307	$0.543	67,693	$0.550	$36,100.00
Jonathan Jackson	—	—	—	—	—
Brian M. Satz	177,098	$0.550	72,902	$0.550	$21,062.50
Hayden Yizhuo Zhang	—	—	—	—	—

Management Following the Merger

As described elsewhere in this proxy statement/prospectus/information statement, including in the section captioned “Management Following the Merger,” certain of Histogen’s directors and executive officers are expected to become the directors and executive officers of Conatus upon the closing of the merger.

Director Compensation

Please see the section above entitled “—Treatment of Histogen Options and Warrants” above for more information on the treatment of equity held by Histogen directors in the merger.

Employment Agreements

Pursuant to their at-will employment agreements, as amended, with Histogen, Mr. Pascoe and Dr. Latterich currently earn annual base salaries of $450,000 and $220,000, respectively. Mr. Pascoe and Dr. Latterich are also eligible to earn an annual cash incentive bonus equal to up to 50% and 30%, respectively, of their then-current annual base salary. The annual cash incentive bonus will be based on performance metrics jointly established by Histogen’s board of directors (or any applicable committee thereof) and the executive.

Pursuant to Mr. Pascoe’s employment agreement, if Histogen terminates his employment without cause or he resigns for good reason, he is entitled to the following payments and benefits: (1) accrued but unpaid base salary due to him through the date of termination; (2) any earned but unused PTO through the date of termination; (3) any vested benefits under Histogen’s welfare and pension benefit plans (other than any severance plans); (4) any unreimbursed business expenses; (5) continuing compensation equal to 12 months base salary; (6) any accrued but unpaid cash bonus for the calendar year prior to the calendar year in which the termination occurs; (7) the pro rata portion of his target cash incentive bonus for the calendar year in which the termination occurs; and (8) such portion of the option award granted to him upon the commencement of his employment that would have vested during the 12-month period following the date of termination, had he remained in continuous service during such period.

Pursuant to Mr. Pascoe’s employment agreement, Histogen awarded Mr. Pascoe with a new hire option to purchase 3,382,92 shares of Histogen common stock, representing 5% of Histogen’s fully diluted capitalization at his hire date, at an exercise price of $0.76 per share. Forty percent of those options (the “Performance Vesting Shares”) vest as follows: 25% of the Performance Vesting Shares (or 10% of the total option grant) vest at the consummation of the merger and an additional 25% of the Performance Vesting Shares (or 10% of the total option grant) vest upon the first date that the market capitalization of the combined company exceeds each of $200,000,000, $275,000,000, and $300,000,000. The remaining 60% (the “Time Vesting Shares”) vest on a time schedule as follows: 25% of the Time Vesting Shares (or 15% of the total option grant) vested on January 24, 2020, the one-year anniversary of his hire date, and an additional 1/48th of the Time Vesting Shares (or 1.25% of the total option grant) vest on each one-month anniversary of the initial vesting of Time Vesting Shares, until all Time Vesting Shares have vested.

Mr. Pascoe’s employment agreement provides that, in the event that Histogen terminates his employment without cause or he resigns for good reason during the one-year period following a change in control (the merger will not constitute a change in control as defined in Mr. Pascoe’s employment agreement), in addition to the receiving the benefits described above, 100% of his then-unvested option awards shall immediately vest. Further, instead of receiving the pro rata portion of his target cash incentive bonus, he will be entitled to receive the full target cash incentive bonus for the year in which the termination occurs.

Pursuant to Dr. Latterich’s employment agreement, if Histogen terminates his employment without cause or he resigns with good reason during the one-year period that follows a change in control (the merger will not constitute a change in control as defined in Dr. Latterich’s employment agreement), he is entitled to receive the following payments and benefits: (1) earned but unpaid base salary; (2) earned but unused PTO through the date of termination; (3) any vested benefits under Histogen’s welfare and pension benefit plans (other than severance plans); (4) unreimbursed business expenses; and (5) continuing compensation equal to 6 months of base salary.

Histogen Named Executive Officer Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation of each of Histogen’s named executive officers that is based on or otherwise relates to the merger. The consummation of the merger will not constitute a change of control of Histogen under the terms of the employment agreements between Histogen and its named executive officers. The table below describes the estimated potential payments to each of Histogen’s named executive officers under the terms of the employment agreements and their Histogen equity awards. The severance benefits shown reflect only the additional payments or benefits that the individual would have received upon the occurrence of an involuntary termination. The amounts shown do not include the value of payments or benefits that would have been earned absent such an involuntary termination.

Please note the amounts shown in the table are estimates only and are based on assumptions regarding events that may or may not actually occur, including assumptions described in this proxy statement/prospectus/information statement and in the notes to the table below, which may or may not actually occur or may occur at times different than the time assumed. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, that may become payable to a named executive officer may materially differ from the amounts set forth below. Furthermore, for purposes of calculating these amounts, Histogen has assumed:

•	the Effective Time occurred on March 2, 2020;

•

a price per share of Conatus common stock of $0.43, which represents the average closing trading price of Conatus common stock over the first five days following the first public announcement of the transaction;

•

the employment of Mr. Pascoe and Dr. Latterich will be terminated on such date and in a manner that entitles the named executive officer to receive the severance payments and benefits under the terms of the employment agreement between Histogen and such named executive officer (as described under the heading “Employment Agreements”;

•	the named executive officers’ base salaries are those in place as of March 2, 2020;

•	no named executive officer receives any additional equity grants prior to or at the Effective Time; and

•	no named executive officer enters into new agreements or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits.

Name	Cash	Equity[1]	Total[2]
Richard W. Pascoe, President, Chief Executive Officer & Director	$675,000	$—	$675,000
Stephen Chang, Ph.D., Interim Chief Executive Officer & Director	—	—	—
Gail K. Naughton, Ph.D., Founder, Chief Scientific Officer & Chief Business Development Officer	—	—	—
Martin Latterich, Ph.D., Vice President, Technical Operations	110,000	—	110,000

(1)

Pursuant to Mr. Pascoe’s award agreement (as it was amended by Histogen on January 28, 2020), 10% of the Histogen options granted to him in connection with his commencement of employment with Histogen, representing the option to acquire approximately 338,292 shares of Histogen common stock, will become fully vested upon the closing of the Merger. In addition to the foregoing, if Mr. Pascoe’s employment is terminated by Histogen without cause or he resigns for good reason, an additional portion of such new hire options will vest equal to the number of such options which would have vested in the 12 months following the date of such termination, representing the option to acquire approximately 507,444 shares of Histogen common stock.

The value of the unvested and accelerated Histogen stock options is the excess of the average closing market price of the Conatus common stock for the first five (5) business days following the announcement of the Merger on January 28, 2020 ($0.43), multiplied by an assumed pre-split exchange ratio of 1.4750 shares of Conatus’ common stock for each outstanding share of Histogen common stock, multiplied by the number of shares underlying the unvested Histogen stock options as of March 2, 2020, consistent with the methodology applied under SEC Regulation M-A Item 1101(b) and Regulation S-K Item 402(t)(2).

The accelerated vesting of Mr. Pascoe’s Histogen options that occurs upon the closing of the Merger is a single-trigger benefit. The accelerated vesting of Mr. Pascoe’s Histogen options that occurs in the event that his employment is terminated by Histogen without cause or he resigns for good reason is treated as a double-trigger benefit even though it is dependent only upon the occurrence of the termination and not upon the occurrence of a change in control. In total, Mr. Pascoe’s Histogen options that are subject to accelerated vesting in connection with the Merger represent the option to acquire approximately 845,736 shares of Histogen common stock. These options have an average weighted exercise price of $0.760. Because the exercise price exceeds the value of the shares underlying such options, the total intrinsic value that Mr. Pascoe would receive as the result of such accelerated vesting is $0.

(2)

The amounts in this column represent the aggregate dollar value of the amounts reported in the preceding two columns. The table below reflects the amount (as described in footnotes (1) and (2) above) of single-trigger and double-trigger payments payable to each named executive officer in connection with the closing of the merger.

Name	Base Salary Continuation ($)[3]	Pro Rata Cash Bonus Acceleration ($)
Richard W. Pascoe, President, Chief Executive Officer & Director	450,000	225,000
Stephen Chang, Ph.D., Interim Chief Executive Officer & Director	—	—
Gail K. Naughton, Ph.D., Founder, Chief Scientific Officer & Chief Business Development Officer	—	—
Martin Latterich, Ph.D., Vice President, Technical Operations	110,000	—

(3)

Pursuant to their respective employment agreements, cash severance would be payable following termination of Mr. Pascoe’s and Dr. Latterich’s employment by Histogen without cause or by the named executive officer’s resignation for good reason (with respect to Dr. Latterich, if such resignation occurs within one year following a change in control of Histogen). In either such event, Mr. Pascoe will receive severance payments equal to 12 months’ base salary and the pro rata portion of his target cash incentive bonus for the calendar year in which termination occurs, subject to his execution of a release of claims, and Dr. Latterich will receive severance payments equal to 6 months’ base salary, subject to his execution of a separation agreement. Any amounts payable in connection with the termination of an executive’s employment are subject to applicable withholdings and are payable commencing upon (x) the first payroll period following the date the release becomes effective (with respect to Mr. Pascoe) or (y) the 60th day following termination (with respect to Dr. Latterich). These cash payments will be paid only if the named executive officer experiences a qualifying termination of employment in accordance with the employment agreements, but for purposes of this table these payments are considered to be double-trigger benefits even though they are dependent only upon the occurrence of the termination and not upon the occurrence of a change in control.

Name	Single-Trigger Payments ($)	Double-Trigger Payments ($)
Richard W. Pascoe, President, Chief Executive Officer & Director	—	675,000
Stephen Chang, Ph.D., Interim Chief Executive Officer & Director	—	—
Gail K. Naughton, Ph.D., Founder, Chief Scientific Officer & Chief Business Development Officer	—	—
Martin Latterich, Ph.D., Vice President, Technical Operations	—	110,000

Arrangements Following the Closing of the Merger

It is anticipated that following the completion of the merger, Histogen will maintain the compensation and benefits for its directors or executive officers as described in this section entitled “—Management Following the Merger”, subject to review and adjustment (but not decrease) in accordance with Histogen’s normal performance review practices.

Indemnification and Insurance

Under the Merger Agreement:

•

subject to certain exceptions, Conatus and Histogen, as the surviving corporation in the merger, have agreed to indemnify and hold harmless each person who is or has served as a director or officer of Conatus or Histogen, respectively, against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such person is or was a director or officer of Conatus or Histogen, as the case may be, to the fullest extent permitted under the DGCL for directors or officers of Delaware corporations, from the Effective Time through the sixth anniversary thereof. In addition, each such director and officer, or former director and officer, is entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation;

•

the certificate of incorporation and bylaws of Histogen, as the surviving corporation in the merger, shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former and present directors and officers that are presently set forth in the certificate of incorporation and bylaws of Conatus; and

•

Conatus is obligated to maintain directors’ and officers’ liability insurance policies commencing at the closing time of the merger, on commercially available terms and conditions with coverage limits customary for U.S. public companies similar situated to Conatus.

Limitations of Liability and Indemnification

In addition to the indemnification obligations required by the amended and restated certificate of incorporation and amended and restated bylaws of Histogen, Histogen has entered into indemnification agreements with each of its directors and officers. These agreements provide, subject to certain exceptions, for the indemnification of Histogen’s directors and executive officers for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of Histogen. Histogen believes that these amended and restated certificate of incorporation provisions, amended and restated bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Histogen Stock Options and Warrants

As of March 2, 2020, an aggregate of 5,922,694 shares of Histogen common stock were issuable upon the exercise of outstanding stock options under Histogen’s 2007 Stock Plan and 2017 Stock Plan, as amended, at a weighted average exercise price of $0.28 per share. At the Effective Time, each Histogen option that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be converted into and become an option to purchase shares of Conatus’ common stock (with the exercise price and number of underlying shares adjusted, as appropriate, by the exchange ratio applicable to shares of Histogen common stock in the merger), and Conatus will assume Histogen’s stock plans and each outstanding Histogen option in accordance with the terms of those plans and options. For more information, see the section entitled “Interests of the Histogen Directors and Executive Officers in the Merger–Treatment of Histogen Options and Warrants” above beginning on page 130.

As of March 2, 2020, an aggregate of 25,000 shares of Histogen’s common stock were issuable upon the exercise of outstanding warrants at an exercise price of $3.31 per share. At the Effective Time, each Histogen warrant that is outstanding and unexercised will be assumed by Conatus and become a warrant to purchase shares of Conatus’ common stock (with the exercise price and number of underlying shares adjusted, as appropriate, by the exchange ratio applicable to shares of Histogen common stock in the merger) and Conatus will assume each Histogen warrant in accordance with its terms.

Conatus has agreed to file a registration statement to register the shares of Conatus common stock issuable upon the exercise of Histogen options assumed in the merger and, if Proposal No. 3 to approve the Conatus 2020 Plan is approved, issuable under that plan, promptly after the closing of the merger.

Success Fee Agreement with Lordship

On November 19, 2012, Histogen entered into a Strategic Relationship Success Fee Agreement with Lordship Ventures Histogen Holdings, LLC (“Lordship”). That agreement was amended and restated on August 10, 2016, which preserved Lordship’s rights to certain payments, and again on January 28, 2020, which clarified some terms and limited Histogen’s payment obligations to certain products, raw materials and technologies. Jonathan Jackson, a director of Histogen and a proposed director of the combined company, is the principal owner of Lordship.

Under the success fee agreement as in effect, subject to certain exceptions, Histogen must pay Lordship, without duplication:

•

1% of net sales revenues on the sale of products and raw materials developed or derived from Subject Technology (the “Subject Products”), where “Subject Technology” means the Histogen technology/patent rights existing and owned by Histogen as of August 10, 2016, and derivatives thereof;

•

With respect to third parties licensees who have a license from Histogen to sell Subject Products which requires the payment of royalties to Histogen therefor, the greater of 1% of all net income received by that licensee from sales of those Subject Products, and 10% of the royalties earned by Histogen under that license; and

•

10% of any fees, royalties or other proceeds Histogen receives in any manner from Subject Product or Subject Technology, including any proceeds in respect of securities of a Third Party acquired in respect of any Subject Product or Subject Technology.

The agreement also stipulates that if Histogen engages in a merger or sale of all or substantially all (defined as 90% or more) of its assets or equity to a third party, then Histogen has the option to terminate the payments by paying Lordship the fair market value of future payments under the agreement, subject to a minimum payment equal to the product of (x) the most recent annual payments Lordship has received multiplied by (y) the earnings multiplier used by the buyer in the merger or sale. Histogen does not plan to terminate payments in connection with the merger.

Form of the Merger

The Merger Agreement provides that at the Effective Time, Merger Sub will be merged with and into Histogen. Upon the consummation of the merger, Histogen will continue as the surviving corporation and will be a wholly owned subsidiary of Conatus.

After completion of the merger, Conatus will be renamed “Histogen Inc.” and expects to trade on Nasdaq under the symbol “HSTO.”

Merger Consideration

At the Effective Time:

•

each share of Histogen’s capital stock outstanding immediately prior to the Effective Time (excluding shares of Histogen’s capital stock held as treasury stock or held by Histogen, Merger Sub or any subsidiary of Histogen, and shares held by Histogen stockholders who have demanded and perfected appraisal rights) will automatically be converted into the right to receive a number of shares of Conatus’ common stock equal to the exchange ratio (as adjusted for the Conatus Reverse Stock Split);

•

each option to purchase shares of Histogen’s common stock outstanding and unexercised immediately prior to the Effective Time will be assumed by Conatus and will become an option, to purchase shares of Conatus’ common stock with the number of shares of Conatus’ common stock underlying such options and the exercise prices for such options adjusted to reflect the exchange ratio (as adjusted for the Conatus Reverse Stock Split); and

•

each warrant to purchase shares of Histogen’s capital stock outstanding and not exercised as of immediately prior to the Effective Time will be assumed by Conatus and will become a warrant to purchase shares of Conatus’ common stock with the number of shares of Conatus’ common stock underlying such warrants and the exercise prices for such warrants adjusted to reflect the exchange ratio (as adjusted for the Conatus Reverse Stock Split).

Immediately after the merger, based on the exchange ratio, it is expected that Histogen’s existing stockholders, optionholders and warrantholders will own, or hold rights to acquire, approximately 74% of the Fully-Diluted Common Stock of Conatus with Conatus’ existing stockholders, optionholders and warrantholders owning, or holding rights to acquire, approximately 26% of the Fully-Diluted Common Stock of Conatus. See “Merger Agreement—Merger Consideration and Exchange Ratio” for additional information regarding the exchange ratio, including adjustments to the exchange ratio.

The Merger Agreement does not include a price-based termination right, and there will be no adjustment to the total number of shares of Conatus’ common stock that Histogen’s securityholders will be entitled to receive for changes in the market price of Conatus’ common stock or the value of Histogen’s capital stock. Accordingly, the market value of the shares of Conatus’ common stock issued pursuant to the merger will depend on the market value of the shares of Conatus’ common stock at the time the merger closes, which could be materially different from the market value on the date of this proxy statement/prospectus/information statement.

No fractional shares of Conatus’ common stock will be issuable to Histogen’s stockholders pursuant to the merger. Instead, each stockholder of Histogen who would otherwise be entitled to receive a fraction of a share of Conatus’ common stock, after aggregating all fractional shares of Conatus’ common stock issuable to such stockholder, will be entitled to receive in cash the dollar amount, rounded to the nearest whole cent, without interest, determined by multiplying such fraction by the volume weighted average closing trading price of a share of Conatus’ common stock as quoted on Nasdaq for the ten trading days ending the trading day immediately prior to the date upon which the merger becomes effective, as adjusted for the Conatus Reverse Stock Split.

At the Effective Time, Conatus will deposit with American Stock Transfer & Trust Company, LLC, as exchange agent, or another exchange agent acceptable to Conatus and Histogen, evidence of book-entry shares representing the shares of Conatus’ common stock issuable to Histogen’s stockholders (other than dissenting shares) in connection with the merger and a sufficient amount of cash to make payments in lieu of fractional shares.

Promptly after the Effective Time, the exchange agent will mail to each record holder of Histogen capital stock immediately prior to the Effective Time a letter of transmittal and instructions for surrendering and exchanging Histogen stock certificates held by such record holder in exchange for book-entry shares of Conatus’ common stock. Upon surrender of a Histogen stock certificate for exchange to the exchange agent, together with a duly signed letter of transmittal and such other documents as the exchange agent or Conatus may reasonably require, the Histogen stock certificate surrendered will be cancelled and the holder of such Histogen stock certificate will be entitled to receive the following:

•	book-entry shares representing the number of whole shares of Conatus’ common stock that such holder has the right to receive pursuant to the provisions of the Merger Agreement, and

•	cash in lieu of any fractional share of Conatus’ common stock.

From and after the Effective Time, until it is surrendered, each certificate that previously evidenced shares of Histogen common stock or shares of Histogen’s preferred stock will be deemed to represent only the right to receive book-entry shares of Conatus’ common stock, and cash in lieu of any fractional share of Conatus’ common stock (or, with respect to shares whose holder has demanded and perfected appraisal rights, to receive the fair value of the shares as determined pursuant to Section 262 of the DGCL).

If any Histogen stock certificate has been lost, stolen or destroyed, Conatus may, in its discretion, and as a condition precedent to the delivery of any book-entry shares of Conatus’ common stock, require the owner of such lost, stolen or destroyed certificate to provide an affidavit claiming such certificate has been lost, stolen or destroyed and post a bond indemnifying Conatus against any claim suffered by Conatus related to the lost, stolen or destroyed certificate or any shares of Conatus’ common stock issued in exchange for such certificate as Conatus may reasonably request.

Conatus will deposit additional book-entry shares with the exchange agent from time to time as necessary to the extent a Histogen stockholder who had properly sought and perfected appraisal rights ceases to be entitled to demand appraisal rights and becomes entitled to receive the merger consideration under the Merger Agreement, and the exchange agent mail to each such holder a letter of transmittal and instructions for surrendering and exchanging Histogen stock certificates held by such stockholder in exchange for book-entry shares of Conatus’ common stock.

Conatus will not pay dividends or other distributions on any shares of Conatus’ common stock to be issued in exchange for shares of Histogen’s capital stock represented by any unsurrendered Histogen stock certificate until such Histogen stock certificate is surrendered as provided in the Merger Agreement.

Effective Time of the Merger

The Merger Agreement requires the parties to consummate the merger as promptly as practicable (and in any event within two business days) after all of the conditions to the consummation of the merger contained in the Merger Agreement are satisfied or waived, including the adoption of the Merger Agreement by Histogen’s stockholders and the approval by Conatus’ stockholders of the issuance of Conatus’ common stock and the amendment to the amended and restated certificate of incorporation of Conatus effecting the Conatus Reverse Stock Split. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed by Conatus and Histogen and specified in the certificate of merger. Neither Conatus nor Histogen can predict the exact timing of the consummation of the merger.

Regulatory Approvals

In the United States, Conatus must comply with applicable federal and state securities laws and the rules and regulations of The Nasdaq Capital Market in connection with the issuance of shares of Conatus’ common stock and the filing of this proxy statement/prospectus/information statement with the SEC.

Tax Treatment of the Merger

Conatus and Histogen intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Conatus and Histogen have agreed to use their commercially reasonable efforts to cause the merger to qualify as a reorganization under Section 368(a) of the Code, and to not take any actions that are reasonably expected to cause the merger to fail to so qualify. For a description of certain of the considerations regarding U.S. federal tax consequences of the merger, see the section entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” below.

Tax Withholding

Each of Conatus, Merger Sub, Histogen and the exchange agent for the merger consideration has the right to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement to any holder of Histogen capital stock, or any other person or entity being paid pursuant to the Merger Agreement, any amounts as it is required to deduct and withhold under any tax law with respect to the making of such payment. Any such withheld amounts will be treated for all purposes of the Merger Agreement as having been paid to the person or entity in respect of whom such deduction and withholding was made.

Material U.S. Federal Income Tax Consequences of the Merger

The following discussion is a summary of the material U.S. federal income tax consequences of the merger to U.S. Holders (as defined below) who exchange their Histogen capital stock for Conatus common stock in the merger, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. Holder. Neither Conatus nor Histogen has sought or intend to seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a position regarding the tax consequences of the merger contrary to that discussed below. This discussion assumes that the merger will be consummated in accordance with the Merger Agreement and as described in this proxy statement/prospectus/information statement.

This discussion is limited to U.S. Holders that hold Histogen capital stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a U.S. Holder’s particular circumstances, including the impact of the alternative minimum tax or the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	U.S. Holders whose functional currency is not the U.S. dollar;

•	persons holding Histogen capital stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	persons for whom Histogen capital stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code;

•	tax-exempt organizations or governmental organizations;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to Histogen capital stock being taken into account in an “applicable financial statement” (as defined in the Code);

•	persons deemed to sell Histogen capital stock under the constructive sale provisions of the Code;

•	persons who hold or received Histogen capital stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans;

•	persons who exercise dissenter rights with respect to Histogen capital stock; and

•	persons holding warrants and/or options with respect to Histogen capital stock.

If an entity treated as a partnership for U.S. federal income tax purposes holds Histogen capital stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Histogen capital stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE MERGER ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

For purposes of this discussion, a U.S. Holder is a beneficial owner of Histogen capital stock that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) over all of its substantial decisions or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of Histogen Capital Stock

It is a condition to Conatus’ obligation to consummate the merger that Conatus receive an opinion from Latham & Watkins LLP, dated as of the closing date, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Histogen’s obligation to consummate the merger that Histogen receive an opinion from Sheppard Mullin Richter & Hampton LLP, dated as of the closing date, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Subject to the representations, assumptions and exclusions in such tax opinions, in the opinions of Latham & Watkins LLP and Sheppard Mullin Richter & Hampton LLP, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

These opinions will be based on customary assumptions and representations from Conatus and Histogen, as well as certain warranties, covenants and undertakings by Conatus, Histogen and Merger Sub (collectively, the “tax opinion representations and assumptions”). If any of the tax opinion representations and assumptions is incorrect, incomplete or inaccurate, or is violated, the validity of the opinions described above may be affected and the tax consequences of the merger could differ from those described in this proxy statement/prospectus/information statement.

An opinion of counsel represents counsel’s best legal judgment but is not binding on the IRS or any court, and there can be no certainty that the IRS will not challenge the conclusions reflected in the opinions or that a court would not sustain such a challenge. Neither Conatus nor Histogen intends to obtain a ruling from the IRS with respect to the tax consequences of the merger. If the IRS were to successfully challenge the “reorganization” status of the merger, the tax consequences would differ materially from those described in this proxy statement/prospectus/information statement.

Accordingly, on the basis of the opinions described above:

•

a U.S. Holder of shares of Histogen capital stock generally will not recognize any gain or loss upon the exchange of shares of Histogen capital stock for shares of Conatus common stock in the merger, except with respect to cash received in lieu of fractional shares (as discussed below);

•

a U.S. Holder of shares of Histogen capital stock will have a tax basis in the shares of Conatus common stock received in the merger (including fractional shares deemed received and redeemed as described below) equal to the tax basis of the shares of Histogen capital stock surrendered in exchange therefor;

•

a U.S. Holder of shares of Histogen capital stock will have a holding period for the shares of Conatus common stock received in the merger (including fractional shares deemed received and redeemed as described below) that includes its holding period for its shares of Histogen capital stock surrendered in exchange therefor; and

•

if a U.S. Holder of shares of Histogen capital stock acquired different blocks of shares of Histogen capital stock at different times or at different prices, the shares of Conatus common stock received in the merger (including fractional shares deemed received and redeemed as described below) will be allocated pro rata to each block of shares of Histogen capital stock, and the basis and holding period of such shares of Conatus common stock will be determined on a block-for-block approach depending on the basis and holding period of each block of shares of Histogen capital stock exchanged for such shares of Conatus common stock.

Cash in Lieu of Fractional Shares

A U.S. Holder that receives cash in lieu of a fractional share of Conatus common stock generally will be treated as having received such fractional share and then as having received such cash in redemption of the fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share of Conatus common stock and the portion of the U.S. Holder’s aggregate adjusted tax basis in the shares of Histogen capital stock surrendered which is allocable to the fractional share of Conatus common stock deemed received. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for its shares of Histogen capital stock exceeds one year at the Effective Time.

Tax Consequences if the Merger Fails to Qualify as a Reorganization

If the merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. Holder of Histogen capital stock generally would recognize gain or loss for U.S. federal income tax purposes on each share of Histogen capital stock surrendered in the merger in an amount equal to the difference between the fair market value, at the time of the merger, of the Conatus common stock received in the merger (including any cash received in lieu of a fractional share) and such U.S. Holder’s tax basis in the Histogen capital stock surrendered in the merger. Gain or loss must be calculated separately for each block of Histogen capital stock exchanged by such U.S. Holder if such blocks were acquired at different times or for different prices. Any gain or loss recognized generally would be capital gain or loss, and generally would be long-term capital gain or loss if the U.S. Holder’s holding period in a particular block of Histogen capital stock exceeds one year at the effective time of the merger. Long-term capital gain of non-corporate U.S. Holders (including individuals) generally is taxed at reduced U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. A U.S. Holder’s tax basis in shares of Conatus common stock received in the merger would be equal to the fair market value thereof as of the effective time of the merger, and such U.S. Holder’s holding period in such shares would begin on the day following the merger.

Information Reporting and Backup Withholding

If the merger qualifies as a “reorganization” under Section 368(a) of the Code, current Treasury Regulations require certain U.S. Holders who are “significant holders” of Histogen capital stock (generally, a U.S. Holder that owns at least 1% of the outstanding Histogen capital stock or has a basis in Histogen non-stock securities of at least $1,000,000 immediately before the merger) to comply with certain reporting requirements. Significant holders generally will be required to file a statement with their U.S. federal income tax returns for the taxable year in which the merger occurs setting forth certain information with respect to the transaction. U.S. Holders should consult their tax advisors to determine whether they are significant holders required to provide the foregoing statement. In addition, a U.S. Holder may be subject to information reporting and backup withholding when such holder receives cash in lieu of fractional shares of Conatus common stock in the merger. Certain U.S. Holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A U.S. Holder will be subject to backup withholding if such holder is not otherwise exempt and:

•	the holder fails to furnish the holder’s taxpayer identification number, which for an individual is ordinarily his or her social security number;

•	the holder furnishes an incorrect taxpayer identification number;

•	the applicable withholding agent is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or

•

the holder fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Nasdaq Stock Market Listing

Conatus’ common stock currently is listed on Nasdaq under the symbol “CNAT.” Conatus has agreed to use commercially reasonable efforts to maintain its existing listing on Nasdaq, and to obtain approval for listing on Nasdaq of the shares of Conatus’ common stock that Histogen’s stockholders will be entitled to receive pursuant to the merger. In addition, under the Merger Agreement, each party’s obligation to complete the merger is subject to the satisfaction or waiver by each of the parties, at or prior to the merger, of various conditions, including that the existing shares of Conatus’ common stock must have been continually listed on Nasdaq, that the new listing application for the combined company after the merger must have been conditionally approved by Nasdaq, and that Conatus must have caused the shares of Conatus’ common stock to be issued in the merger to be approved for listing on Nasdaq as of the closing of the merger.

Prior to consummation of the merger, Conatus and Histogen intend to file an initial listing application with Nasdaq pursuant to Nasdaq “reverse merger” rules. If such application is accepted, Conatus anticipates that the shares of Conatus’ common stock will be listed on Nasdaq following the closing of the merger under the trading symbol “HSTO.”

Anticipated Accounting Treatment

The merger will be treated by Conatus as a reverse merger under the acquisition method of accounting in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). For accounting purposes, Histogen is considered to be acquiring Conatus in this transaction. The merger will be accounted for under the acquisition method of accounting under existing U.S. GAAP, which are subject to change and interpretation. Under the acquisition method of accounting, management of Conatus and Histogen have made a preliminary estimated purchase price calculated as described in Note 3 to the Notes to the Unaudited Pro Forma Condensed Combined Financial Information. The net tangible and intangible assets acquired and liabilities assumed in connection with the merger are at their estimated acquisition date fair values. The acquisition method of accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. A final determination of these estimated fair values, which cannot be made prior to the completion of the merger, will be based on the actual net tangible and intangible assets of Conatus that exist as of the date of completion of the merger.

Appraisal Rights

Delaware Law

If the merger is completed, Histogen’s stockholders who do not deliver a written consent approving the merger and have not waived their appraisal rights under the Histogen stockholder support agreement will be entitled to appraisal rights under Section 262 of the DGCL (“Section 262”), provided that they have complied with the conditions established by Section 262. Holders of Conatus’ common stock are not entitled to appraisal rights under Delaware law in connection with the merger.

The discussion below is not a complete summary regarding the appraisal rights of Histogen’s stockholders under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached to this proxy statement/prospectus/information statement as Annex C. Stockholders intending to exercise appraisal rights should carefully review Annex C. Failure to follow precisely any of the statutory procedures set forth in Annex C may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that Histogen’s stockholders exercise or not exercise their appraisal rights under Delaware law.

Under Section 262, when a merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation, before the effective date of the merger, or the surviving corporation, within 10 days after the effective date of the merger, must notify each stockholder of the constituent corporation entitled to appraisal rights of the approval of the merger, the effective date of the merger and that appraisal rights are available.

If the Histogen stockholders approve the merger and related transactions, Histogen will promptly notify its stockholders that the merger has been approved and send an initial notice of appraisal rights to the Histogen stockholders of record who did not sign the stockholder written consent to the merger. Holders of shares of Histogen capital stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to Histogen within 20 days after the date of mailing of that initial notice. The demand for appraisal must reasonably inform Histogen of the identity of the stockholder and that the stockholder intends thereby to demand appraisal of such stockholder’s shares. Failure to deliver a written consent approving the merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be addressed to Histogen Inc., 10655 Sorrento Valley, Ste 200 Road, San Diego, CA 92121, Attention: Corporate Secretary, and should be executed by, or on behalf of, the record holder of shares of Histogen capital stock. ALL DEMANDS MUST BE RECEIVED BY HISTOGEN WITHIN TWENTY (20) DAYS AFTER THE DATE HISTOGEN MAILED THE INITIAL NOTICE OF APPRAISAL RIGHTS TO ITS STOCKHOLDERS.

If the merger is completed, within 10 days after the effective date of the merger, Histogen will notify its stockholders that the merger has been consummated and the effective date of the merger and send a second notice of appraisal rights to the Histogen stockholders of record who did not sign the stockholder written consent to the merger and who perfected their appraisal rights by delivering a written demand for appraisal to Histogen within 20 days after the date of mailing of the initial notice referred to in the immediately preceding paragraph. Such holders of shares of Histogen capital stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to Histogen within 20 days after the date of mailing of that second notice to the same address set forth in the immediately preceding paragraph. The demand for appraisal must reasonably inform Histogen of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of such stockholder’s shares. Failure to deliver a written consent approving the merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be executed by, or on behalf of, the record holder of shares of Histogen capital stock. ALL DEMANDS MUST BE RECEIVED BY HISTOGEN WITHIN TWENTY (20) DAYS AFTER THE DATE HISTOGEN MAILED THE SECOND NOTICE OF APPRAISAL RIGHTS TO ITS STOCKHOLDERS.

If a holder of shares of Histogen’s capital stock fails to deliver a written demand for appraisal within both of the time periods specified above, the holder will be entitled to receive the merger consideration for such holder’s shares of Histogen capital stock as provided for in the Merger Agreement, will have no appraisal rights with respect to those shares.

To be effective, a demand for appraisal by a holder of shares of Histogen’s capital stock must be made by, or in the name of, the registered stockholder, fully and correctly, as the stockholder’s name appears on the stockholder’s stock certificate(s). If a beneficial owner of shares of Histogen’s capital stock holds shares of Histogen’s capital stock in a brokerage account or in other custodian form and wishes to exercise appraisal rights, that owner must consult with the beneficial owner’s bank, broker or other custodian to determine the appropriate procedures for the making of a demand for appraisal by the custodian. Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Histogen. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a custodian for others, may exercise the record owner’s right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the Effective Time.

At any time within 60 days after the Effective Time, any stockholder who has effectively demanded an appraisal, but has neither commenced an appraisal proceeding or joined an appraisal proceeding as a named party, has the right to withdraw such stockholder’s demand and accept the terms of the merger by delivering a written withdrawal to Histogen. If, a holder of shares of Histogen’s capital stock withdraws a demand for appraisal in accordance with Section 262, that holder will have the right to receive the merger consideration for such holder’s shares of Histogen capital stock as provided in the merger agreement.

Within 120 days after the Effective Time, any stockholder who has delivered a demand for appraisal in accordance with Section 262 will, upon written request to Histogen, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the Merger Agreement and with respect to which demands for appraisal rights have been received and the aggregate number of holders of such shares. This written statement will be mailed to the requesting stockholder within ten days after the stockholder’s written request is received by Histogen or within ten days after expiration of the period for delivery of demands for appraisal, whichever is later.

Within 120 days after the Effective Time, either Histogen or any Histogen stockholder who has delivered demands for appraisal for both the initial notice and second notice in accordance with Section 262 and has not withdrawn such stockholder’s appraisal demand may commence an appraisal proceeding in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all such stockholders. Upon the filing of the petition by a stockholder, service of a copy of the petition must be made upon Histogen. Histogen will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached with Histogen. Histogen has no obligation to file a petition in the Delaware Court of Chancery in the event any stockholders have properly demanded appraisal rights, and Histogen has no present intent to file such a petition in the Delaware Court of Chancery. Accordingly, the failure of a stockholder to file a petition within the period specified could nullify the stockholder’s previously written demand for appraisal.

After notice to dissenting stockholders who demanded appraisal of their shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the stockholders who have demanded appraisal for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder. If immediately before the merger the shares of the class or series of stock as to which appraisal rights are available were listed on a national securities exchange, the Delaware Court of Chancery will dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger for such total number of shares exceeds $1.0 million, or (3) the merger was approved pursuant to Sections 253 or 267 of the DGCL.

After determination of the stockholders entitled to appraisal of their shares, the Delaware Court of Chancery will appraise the “fair value” of the shares owned by those stockholders. This value will be exclusive of any element of value arising from the accomplishment or expectation of the merger, but may include interest, if any, upon the amount determined to be the fair value. At any time before the entry of judgment in the proceedings, Histogen may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (1) the difference, if any, between the amount paid and the fair value of the shares as determined by the Delaware Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. When the value is determined, the Delaware Court of Chancery will direct the payment of the value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the stockholders entitled to receive the same, upon surrender by the holders of the certificates (if any) representing those shares.

In determining fair value, and, if applicable, a fair rate of interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”

Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Holders of shares of Histogen’s capital stock should be aware that the fair value of such holder’s shares as determined under Section 262 could be more than, the same as, or less than the value that such holder is entitled to receive under the terms of the Merger Agreement.

Costs of the appraisal proceeding may be imposed upon Histogen and the stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses.

Any stockholder who had demanded appraisal rights will not, after the Effective Time, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the Effective Time; however, if no petition for appraisal is filed within 120 days after the Effective Time, or if the stockholder delivers a written withdrawal of such stockholder’s demand for appraisal and an acceptance of the terms of the merger within 60 days after the Effective Time, then the right of that stockholder to appraisal will cease and that stockholder will be entitled to receive the merger consideration for such stockholder’s shares of Histogen capital stock pursuant to the Merger Agreement. Any withdrawal of a demand for appraisal made more than 60 days after the Effective Time may only be made with the written approval of Histogen. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the court.

Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights. In view of the complexity of Section 262, stockholders who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus/information statement and is incorporated by reference into this proxy statement/prospectus/information statement. The Merger Agreement has been attached to provide you with information regarding its terms and is not intended to provide any other factual information about Conatus, Histogen or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the merger and the terms and conditions of the Merger Agreement.

The Merger Agreement contains representations and warranties that Conatus and Merger Sub, on the one hand, and Histogen, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While Conatus and Histogen do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Conatus or Histogen, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Conatus, Merger Sub and Histogen and are modified by the disclosure schedules.

General

The Merger Agreement provides for the merger of Merger Sub with and into Histogen, with Histogen surviving as a wholly owned subsidiary of Conatus. After the merger, Histogen stockholders will, subject to exchanging their cancelled shares of Histogen common stock for shares of Conatus common stock as set forth below in the section “—Merger Consideration”, be stockholders of Conatus. Except for the Conatus Reverse Stock Split and Conatus changing its name to “Histogen Inc.”, the organizational documents of Conatus will not change in connection with the merger. The differences between the rights of Histogen stockholders and Conatus stockholders is set forth below in the section entitled “Comparison of Rights of Holders of Conatus Stock and Histogen Stock.”

Merger Consideration and Exchange Ratio

At the Effective Time:

•

each share of Histogen’s capital stock outstanding immediately prior to the Effective Time (excluding shares of Histogen’s capital stock held as treasury stock or held by Histogen, Merger Sub or any subsidiary of Histogen, and shares held by Histogen stockholders who have demanded and perfected appraisal rights) will automatically be converted into the right to receive a number of shares of Conatus’ common stock equal to the exchange ratio (as adjusted for the Conatus Reverse Stock Split);

•

each option to purchase shares of Histogen’s common stock outstanding and unexercised immediately prior to the Effective Time will be assumed by Conatus and will become an option, to purchase shares of Conatus’ common stock with the number of shares of Conatus’ common stock underlying such options and the exercise prices for such options adjusted to reflect the exchange ratio (as adjusted for the Conatus Reverse Stock Split); and

•	each warrant to purchase shares of Histogen’s capital stock outstanding and not exercised as of immediately prior to the Effective Time will be assumed by Conatus and will become a warrant to purchase shares of Conatus’ common stock with the number of shares of Conatus’ common stock underlying such warrants and the exercise prices for such warrants adjusted to reflect the exchange ratio (as adjusted for the Conatus Reverse Stock Split).

The Merger Agreement does not include a price-based termination right and there will be no adjustment to the total number of shares of Conatus’ common stock that Histogen’s stockholders, optionholders and warrantholders will be entitled to receive for changes in the market price of Conatus’ common stock or in the value of Histogen capital stock. Accordingly, the market value of the shares of Conatus’ common stock issued to Histogen stockholders pursuant to the merger will depend on the market value of the shares of Conatus’ common stock at the time the merger closes, and could vary significantly from the market value on the date of this proxy statement/prospectus/information statement.

No fractional shares of Conatus’ common stock will be issuable to Histogen’s stockholders pursuant to the Merger Agreement. Instead, each stockholder of Histogen who would otherwise be entitled to receive a fraction of a share of Conatus’ common stock, after aggregating all fractional shares of Conatus’ common stock issuable to such stockholder, will be entitled to receive in cash the dollar amount, rounded to the nearest whole cent, without interest, determined by multiplying such fraction by the volume weighted average closing trading price of a share of Conatus’ common stock on Nasdaq for the ten trading days ending the trading day immediately prior to the date upon which the merger becomes effective, as appropriately adjusted to reflect the Conatus Reverse Stock Split.

At the Effective Time, Conatus will deposit with American Stock Transfer & Trust Company, LLC, as exchange agent (or another exchange agent acceptable to Conatus and Histogen), evidence of book-entry shares representing Conatus’ common stock issuable to Histogen’s stockholders (other than dissenting shares) and a sufficient amount of cash to make payments in lieu of fractional shares.

Promptly after the Effective Time, the exchange agent will mail to each record holder of Histogen’s capital stock immediately prior to the Effective Time a letter of transmittal and instructions for surrendering and exchanging stock certificates representing shares of Histogen’s capital stock held by such record holder in exchange for book-entry shares of Conatus’ common stock. Upon surrender of a stock certificate representing shares of Histogen’s capital stock for exchange to the exchange agent, together with a duly signed letter of transmittal and such other documents as the exchange agent or Conatus may reasonably require, the stock certificate surrendered will be cancelled and the holder of such stock certificate will be entitled to receive the following:

•	book-entry shares representing the number of whole shares of Conatus’ common stock that such holder has the right to receive pursuant to the provisions of the Merger Agreement; and

•	cash in lieu of any fractional share of Conatus’ common stock.

At the Effective Time, all holders of certificates representing shares of Histogen’s capital stock that were outstanding immediately prior to the Effective Time will cease to have any rights as stockholders of Histogen. In addition, no transfer of Histogen’s capital stock after the Effective Time will be registered on the stock transfer books of Histogen. From and after the Effective Time, until it is surrendered, each certificate that previously evidenced shares of Histogen’s capital stock will be deemed to represent only the right to receive book-entry shares of Conatus’ common stock and cash in lieu of any fractional share of Conatus’ common stock (or, with respect to shares whose holder has demanded and perfected appraisal rights, to receive the fair value of the shares as determined pursuant to Section 262 of the DGCL). Conatus will not pay dividends or other distributions on any shares of Conatus’ common stock to be issued in exchange for any unsurrendered stock certificate representing shares of Histogen until the stock certificate is surrendered as provided in the Merger Agreement.

If any stock certificate representing shares of Histogen’s capital stock has been lost, stolen or destroyed, Conatus may, in its discretion, and as a condition to the delivery of any book-entry shares of Conatus’ common stock, require the owner of such lost, stolen or destroyed certificate to deliver an affidavit claiming such certificate has been lost, stolen or destroyed and post a bond indemnifying Conatus against any claim suffered by Conatus related to the lost, stolen or destroyed certificate or any of Conatus’ common stock issued in exchange for such certificate as Conatus may reasonably request.

Exchange Ratio

The exchange ratio is calculated using a formula intended to allocate Histogen’s existing stockholders, optionholders and warrantholders (on a fully-diluted basis), an ownership percentage of the combined company, based on a base valuation for Conatus of $35,135,000 and $100,000,000 for Histogen as adjusted based on the companies’ respective net cash, as described below under the heading “ —Determination of Conatus’s and Histogen’s Net Cash”. Based on Histogen’s and Conatus’ capitalization as of March 2, 2020, the exchange ratio is currently estimated to be (i) approximately 1.4750 pre-split shares of Conatus’ common stock, subject to adjustment to account for the effect of the Conatus Reverse Stock Split, which is expected to be implemented prior to the consummation of the merger or (ii) on a post-split basis, between approximately                  and                  shares of Conatus’ common stock. Immediately after the merger, based on this estimated exchange ratio, it is expected that Histogen’s existing stockholders, optionholders and warrantholders will own, or hold rights to acquire, approximately 74% of the combined company (on a fully-diluted basis) and Conatus’ existing stockholders, optionholders and warrantholders owning, or holding rights to acquire, approximately 26% of the combined company (on a fully-diluted basis).

The exchange ratio set forth above is subject to adjustments prior to closing of the merger, including (1) adjustments to account for changes to the outstanding capitalization of Histogen or Conatus (in each case, on a fully-diluted basis), (2) an adjustment to the extent that Conatus’ net cash at the Effective Time is less than $12.3 million or more than $13.1 million, and (3) an adjustment to the extent that Histogen’s net cash at the Effective Time is less than negative $0.1 million or more than $0.7 million. The foregoing net cash amounts at which adjustments to the exchange ratio may be triggered reflect reductions for each company’s daily cash burn from January 31, 2020 through the date of this proxy statement/prospectus/information statement and will be further adjusted to reflect each company’s daily cash burn until closing date of the merger. As a result of these adjustments, Histogen’s securityholders could own more, and Conatus’ securityholders could own less, or vice versa, of the combined company.

The exchange ratio was calculated based on each companies’ capitalization, on a fully diluted basis, as of March 2, 2020, which consisted of:

•	with respect to Histogen:

•	23,311,656 shares of Histogen common stock;

•	35,184,882 shares of Histogen common stock issuable upon automatic conversion of Histogen’s outstanding preferred stock immediately prior to the closing of the merger;

•

13,833,513 shares of Histogen common stock issuable upon the exercise of Histogen options with a weighted average exercise price of $0.66 per share (which has been adjusted to reflect the estimated exchange ratio, but not the Conatus Reverse Stock Split);

•

36,875 shares of Histogen common stock issuable the exercise of Histogen warrants with a weighted average exercise price of $4.88 per share (which has been adjusted to reflect the estimated exchange ratio, but not the Conatus Reverse Stock Split); and

•	with respect to Conatus:

•	33,170,487 shares of Conatus common stock;

•

1,271,858 shares of Conatus common stock issuable upon the exercise of Conatus options with a weighted average exercise price of $3.81 per share (which will be adjusted to reflect the Conatus Reverse Stock Split); and

•

13,468 shares of Conatus common stock issuable the exercise of Conatus warrants with a weighted average exercise price of $7.43 per share (which will be adjusted to reflect the Conatus Reverse Stock Split); and

•

842,920 shares of Conatus common stock issuable upon settlement of 1,453,311 outstanding RSUs, net of the estimated number of shares of Conatus common stock to be withheld to satisfy tax withholding obligations.

The exercise of options or warrants prior to the closing date will not impact the exchange ratio as it was calculated on a fully-diluted basis, irrespective of the exercise prices of such options and warrants.

In addition, the estimates of the respective ownership percentages of the Conatus and Histogen securityholders and the exchange ratio are based on information available as of the date of this proxy statement/prospectus/information statement and are subject to adjustment based on each companies’ net cash at the Effective Time. Specifically, there could be an upward adjustment to the exchange ratio to the extent that Conatus’ net cash at the Effective Time is less than $12.3 million or Histogen’s net cash at the Effective Time is more than $0.7 million (in each case as net cash is defined in the Merger Agreement and as adjusted to reflect daily cash burn from the date of this proxy statement/prospectus/information statement through the closing date of the merger), or a downward adjustment to the exchange ratio to the extent that Conatus’ net cash at the Effective Time is more than $13.1 million or Histogen’s net cash at the effective time of the merger is less than negative $0.1 million (in each case as net cash is defined in the Merger Agreement and as adjusted to reflect cash daily burn from the date of this proxy statement/prospectus/information statement through the closing date of the merger).

As of January 31, 2020, Conatus’ net cash was approximately $14.5 million and Histogen’s net cash was approximately zero dollars (in each case as net cash is defined in the Merger Agreement). Assuming the closing of the merger occurs on April 30, 2020, the target range of net cash required without a resulting change in the exchange ratio would be between approximately $11.9 million and $12.7 million for Conatus, and between approximately negative $1.8 million and negative $1.0 million for Histogen. Each additional $1.0 million of net cash Conatus holds at the Effective Time above Conatus’ net cash target of $12.3 million, which is the mid-point of its target net cash range, would result in a downward adjustment to the exchange ratio of approximately 0.0409, which would increase the relative ownership of Conatus’ current securityholders by approximately 0.54%; and each additional $1.0 million of net cash Conatus holds at the Effective time below Conatus’ net cash target of $12.3 million would result in a upward adjustment to the exchange ratio of approximately 0.0432 which would decrease the relative ownership of Conatus’ current securityholders by approximately 0.55%. Each additional $1.0 million of net cash Histogen holds at the Effective Time above Histogen’s net cash target of negative $1.4 million, which is the mid-point of its target net cash range, would result in an upward adjustment to the exchange ratio of approximately 0.0147, which would increase the relative ownership of Histogen’s current securityholders by approximately 0.19%; and each negative $1.4 million of net cash Histogen holds at the Effective time below Histogen’s net cash target of negative $1.4 million, would result in a downward adjustment to the exchange ratio of approximately 0.0148, which would decrease the relative ownership of Histogen’s current securityholders by approximately 0.19%. For example, if, as of the Effective Time, Conatus’s net cash is $1.0 million above its net cash target of $12.3 million (as further adjusted for cash burn) and Histogen’s net cash is $1.0 million below its net cash target of $0.1 million (as further adjusted for cash burn), then the Conatus securityholders immediately prior to the merger would own approximately 26.7% of the Fully-Diluted Common Stock of Conatus following the merger, and the Histogen securityholders immediately before the merger would own approximately 73.3% of the Fully-Diluted Common Stock of Conatus following the merger.

As of the date of this proxy statement/prospectus/information statement, Conatus estimates that it will hold net cash of between $                 million to $                 million as of an assumed closing date of                 , 2020, the date of the Conatus special meeting, and Histogen estimates that it will hold net cash of between $                 million and $                 million as of an assumed closing date of                 , 2020, the date of the Conatus special meeting. If, as of the assumed closing date of                 , 2020, Conatus’ net cash is $                 million, the midpoint of its estimated net cash range, and Histogen’s net cash is $                 million, the midpoint of its estimated net cash range, after applying an exchange ratio of                 , Conatus’ securityholders immediately prior to the merger would own approximately                 % of the Fully-Diluted Common Stock of Conatus following the merger and Histogen’s securityholders immediately prior to the merger would own approximately                % of the Fully-Diluted Common Stock of Conatus following the merger.

Determination of Conatus’s and Histogen’s Net Cash

For purposes of determining the exchange ratio, Conatus’ and Histogen’s net cash as of the close of business on the last business day prior to the anticipated closing date of the merger, or the cash determination date, will be calculated between five and seven business days prior to the anticipated closing date of the merger. The closing of the merger could be delayed if Conatus and Histogen are not able to agree upon the estimated amount of each parties’ net cash as of the cash determination date.

Under the Merger Agreement, Histogen’s “net cash” is defined as (a) Histogen’s cash and cash equivalents, deposited check that have not yet cleared, interest and other receivables (to the extent determined to be collectible) and deposits (to the extent refundable), but excluding issued but uncleared checks, drafts and wire transfers, minus (b) the sum of (i) Histogen’s accounts payable and accrued expenses (excluding Histogen’s transaction expenses) and other liabilities, plus (ii) any Histogen transaction expenses (including reasonable estimates of any such expenses). Under the Merger Agreement, Conatus’ “net cash” is defined as (a) Conatus’ cash and cash equivalents, deposited check that have not yet cleared, interest and other receivables (to the extent determined to be collectible) and deposits (to the extent refundable), but excluding issued but uncleared checks, drafts and wire transfers, minus (b) the sum of (i) Conatus’ accounts payable and accrued expenses (excluding Conatus’ transaction expenses) and other liabilities, plus (ii) any Conatus transaction expenses (including reasonable estimates of any such expenses), plus (iii) Conatus’ tax withholding and employer portion of employment taxes associated with the accelerated vesting and settlement of the Conatus RSUs, plus (iv) the maximum severance payments (including estimated costs of benefits payments not paid in a lump sum) payable to terminated Conatus employees in respect of their termination. Transaction expenses are defined as any costs, fees and expenses incurred by the applicable party or its subsidiaries, or for which that party or its subsidiaries is liable, in connection with the negotiation, preparation and execution of the merger agreement or any other transaction document and the consummation of the transactions contemplated by the merger agreement and that are unpaid as of the closing of the merger, including brokerage fees and commissions, finders’ fees or financial advisory fees, or any fees and expenses of counsel or accountants.

Conatus’ and Histogen’s net cash balances as determined on the cash determination date are subject to changes based on numerous factors, many of which are outside of the parties’ control.

Treatment of Conatus’ Stock Awards and Warrants

The number of shares of Conatus’ common stock underlying all unexpired and unexercised Conatus options and warrants, the exercise prices for such options and warrants and the number of shares of Conatus common stock which remain available for future issuance pursuant to the Conatus 2013 Plan, will be appropriately adjusted to reflect the Conatus Reverse Stock Split in accordance with their terms.

Under the Merger Agreement, Conatus has agreed to take all action required or appropriate to provide that, prior to the Effective Time of the Conatus Reverse Stock Split, the vesting of all outstanding Conatus RSUs, including those held by Conatus’ executive officers, will accelerate in full and, in settlement thereof and exchange therefor, each former holder of any Conatus RSU will be entitled to receive a number of shares of Conatus common stock equal to (1) the total number of shares of Conatus common stock subject to such holder’s Conatus RSUs, less (2) a number of shares of Conatus common stock equal to the quotient (rounded up to the nearest whole share) of (x) the dollar amount necessary to satisfy the applicable tax withholding obligations arising as a result of the vesting and settlement of such Conatus RSU (as determined in accordance with the applicable award agreement), divided by (y) the fair market value of a share of Conatus common stock having a fair market value (which, for this purpose, shall be the closing price per share of Conatus common stock immediately prior to the Effective Time of the acceleration). Under the Conatus RSU award agreements, the applicable tax withholding rate for this purpose will be equal to the greater of (1) the minimum applicable statutory tax withholding rate or (2) with the consent of the participant, the maximum individual tax withholding rate permitted under the rules of the applicable taxing authority for tax withholding attributable to the underlying transaction but the applicable tax withholding rate may not exceed the maximum individual statutory tax rate in the applicable jurisdiction at the time of such withholding (or such other rate as may be required to avoid the liability classification of the applicable award under generally accepted accounting principles in the United States of America).

Treatment of Histogen’s Stock Options and Warrants

Each option to purchase shares of Histogen’s capital stock outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be converted into an option to purchase shares of Conatus’ common stock. Conatus will all outstanding Histogen options as well as the Histogen 2017 Stock Plan and the Histogen 2007 Stock Plan. From and after the Effective Time, each Histogen option assumed by Conatus may be exercised for such number of shares of Conatus’ common stock as is determined by multiplying the number of shares of Histogen’s common stock subject to the option by the exchange ratio and rounding that result down to the nearest whole number of shares of Conatus’ common stock. The per share exercise price of the converted option will be determined by dividing the existing exercise price of the option by the exchange ratio and rounding that result up to the nearest whole cent. Any restrictions on the exercise of any Histogen option assumed by Conatus will continue following the conversion and the term, exercisability, vesting schedules and other provisions of assumed Histogen options, including adjustments for changes in Conatus’ capitalization, will generally remain unchanged, except Conatus’ board of directors will succeed to the authority of Histogen’s board of directors with respect to each assumed Histogen option.

Each warrant to purchase shares of Histogen capital stock outstanding and unexercised immediately prior to the Effective Time will be assumed by Conatus and will become a warrant to purchase that number of shares of Conatus’ common stock equal to the product obtained by multiplying the number of shares of Histogen’s common stock, or the number of shares of Histogen’s common stock issuable upon conversion of the shares of Histogen’s preferred stock issuable upon exercise of the Histogen warrant, as applicable, that were subject to such warrant immediately prior to the Effective Time by the exchange ratio and rounding that result down to the nearest whole number of shares of Conatus’ common stock. The per share exercise price for Conatus’ common stock issuable upon exercise of each Histogen warrant assumed by Conatus shall be determined by dividing the per share exercise price of the Histogen common stock or preferred stock subject to such Histogen warrant, as in effect immediately prior to the Effective Time, by the exchange ratio and rounding that result up to the nearest whole cent. Any restriction on any Histogen warrant assumed by Conatus shall continue in full force and effect and the terms and other provisions of such Histogen warrant shall otherwise remain unchanged.

Directors and Officers of Conatus Following the Merger

Each of the directors and officers of Conatus who will not continue as directors or officers of Conatus or the combined organization following the consummation of the merger and who have not resigned immediately prior to the Effective Time will be terminated. In connection with the merger, Conatus’ board of directors will be expanded to eight directors. Pursuant to the terms of the Merger Agreement, six of such directors will be designated by Histogen and two of such directors will be designated by Conatus. It is anticipated that Steven J. Mento, Ph.D. and Daniel L. Kisner, M.D. will remain as a Class III (term expiring in 2022) and Class I (term expiring in 2020) directors, respectively, of Conatus following the closing of the merger and that all other Conatus directors will resign as of the Effective Time. The Conatus board of directors will then appoint Richard W. Pascoe as a Class I director, Stephen Chang, Ph.D., Jonathan Jackson and Hayden Yizhuo Zhang as Class II (term expiring in 2021) directors, and Brian M. Satz and David H. Crean, Ph.D. as Class III directors to Conatus’ board of directors to fill the resulting vacancies. It is anticipated that Conatus’ executive officers upon the closing of the merger will be Richard W. Pascoe, as President & Chief Executive Officer, Gail K. Naughton, Ph.D., as Founder and Chief Scientific Officer, Martin Latterich, Ph.D. as Vice President, Technical Operations, and Thomas L. Hubka, as Director of Business Operations & Corporate Secretary.

Amended and Restated Certificate of Incorporation and Amendment to the Amended and Restated Certificate of Incorporation of Conatus

Stockholders of record of Conatus’ common stock on the record date for the Conatus special meeting will also be asked to approve an amendment to the amended and restated certificate of incorporation of Conatus to effect the Conatus Reverse Stock Split, which requires the affirmative vote of holders of shares representing a majority of all shares of Conatus’ common stock outstanding on the record date for the Conatus special meeting.

Conditions to the Completion of the Merger

Each party’s obligation to complete the merger is subject to the satisfaction or waiver by each of the parties, at or prior to the merger, of various conditions, which include the following:

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the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, must have been declared effective by the SEC in accordance with the Securities Act any material state securities laws applicable to the issuance of the shares of Conatus common stock shall have been complied with, and neither the Form S-4 nor the issuance of shares of Conatus common stock may be subject to any stop (or similar) order or proceeding, or any proceeding threatened, by the SEC or any applicable state securities commissioner or court, seeking a stop (or similar) order that has not been withdrawn;

•

there must not have been issued, and remain in effect, any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the merger or any of the other transactions contemplated by the Merger Agreement by any court of competent jurisdiction or other governmental entity of competent jurisdiction, and no law, statute, rule, regulation, ruling or decree shall be in effect which has the effect of making the consummation of the merger or any of the other transactions contemplated by the Merger Agreement unlawful, and no legal proceeding by a government entity of competent jurisdiction seeking to prohibit the consummation of the merger or any of the other transactions contemplated by the Merger Agreement shall be pending;

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the holders of a majority of the outstanding shares of Histogen’s common stock and preferred stock, voting together as one class, and the holders of a majority of the outstanding shares of Histogen’s preferred stock, voting as a separate class, must have adopted and approved the merger;

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the affirmative vote of the holders of a majority in voting power of the votes cast affirmatively or negatively (excluding abstentions) at the Conatus special meeting must have approved Proposal Nos. 1 and 3 and the affirmative vote of the holders of a majority of the outstanding shares of Conatus common stock must have approved Proposal No. 2;

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less than three percent of the shares of Histogen capital stock are held by stockholders who have exercised and perfected appraisal rights for such shares of Histogen capital stock in accordance with the DGCL; and

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the existing shares of Conatus’ common stock must have been continually listed on Nasdaq through the closing of the merger, Conatus must have caused the shares of Conatus’ common stock to be issued in the merger to be approved for listing on Nasdaq (subject to official notice of issuance) as of the Effective Time and the initial listing application for Conatus’ common stock on Nasdaq shall have been conditionally approved.

In addition, each party’s obligation to complete the merger is subject to the satisfaction or waiver by that party of the following additional conditions:

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the representations and warranties regarding certain matters related to organization, authority, vote required and financial advisors of the other party in the Merger Agreement must have been true and correct on the date of the Merger Agreement and must be true and correct on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date;

•

the representations and warranties regarding capitalization matters of the other party in the Merger Agreement must have been true and correct on the date of the Merger Agreement and must be true on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed (or, if such representations and warranties address matters as of a particular date, then as of that particular date), except for such inaccuracies which are de minimis, individually or in the aggregate;

•

the remaining representations and warranties of the other party in the Merger Agreement must have been true and correct on the date of the Merger Agreement and must be true on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Company Material Adverse Effect or Parent Material Adverse Effect (each as defined below), as applicable (without giving effect to any references therein to any Company Material Adverse Effect or Parent Material Adverse Effect, as applicable, or other materiality qualifications);

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the other party to the Merger Agreement must have performed or complied with in all material respects all of such party’s agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time;

•	the other party must have delivered certain certificates and other documents required under the Merger Agreement for the closing of the merger;

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the party must have received from the other party lock-up agreements executed by certain stockholders of such party and each person who will be elected or appointed as an executive officer or director of such party immediately following the closing;

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the party shall have received a written opinion from its legal counsel, dated as of the closing date, based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and

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the party shall have received a copy of the opinion of the other party’s legal counsel, dated as of the closing date, based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

In addition, the obligation of Conatus and Merger Sub to complete the merger is further subject to the satisfaction or waiver of the following conditions:

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there shall have been no effect, change, event, circumstance, or development that (considered together with all other effects, changes, events, circumstances, or developments that have occurred prior to the applicable date of determination) has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Histogen and its subsidiaries, taken as a whole (a “Company Material Adverse Effect”); provided that effects, changes, events, circumstances or developments resulting from the following shall not be taken into account for purposes of determining whether a Company Material Adverse Effect has occurred:

•	any rejection by a governmental body of a registration or filing by Histogen relating to intellectual property owned, licensed or controlled by Histogen;

•	the announcement or pendency of the Merger Agreement or the transactions contemplated thereby;

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the taking of any action, or the failure to take any action, by Histogen that is required to comply with the terms of the Merger Agreement or that is expressly permitted as an exception to the Histogen covenant regarding the conduct of its business;

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any natural disaster or any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing (unless Histogen and its subsidiaries are disproportionately affected);

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any change in generally accepted accounting principles or any change in applicable laws, rules or regulations or the interpretation thereof (unless Histogen and its subsidiaries are disproportionately affected);

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general economic or political conditions or conditions generally affecting the industries in which Histogen and its subsidiaries operate (unless Histogen and its subsidiaries are disproportionately affected); or

•	any change in the cash position of Histogen or its subsidiaries which results from operations in the ordinary course of business;

•	certain agreements between Histogen and its stockholders must have been terminated;

In addition, the obligation of Histogen to complete the merger is further subject to the satisfaction or waiver of the following conditions:

•

there shall have been no effect, change, event, circumstance, or development that (considered together with all other effects, changes, events, circumstances, or developments that have occurred prior to the applicable date of determination) has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Conatus and its subsidiaries, taken as a whole (a “Parent Material Adverse Effect”); provided, that effects, changes, events, circumstances or developments resulting from the following shall not be taken into account for purposes of determining whether a Parent Material Adverse Effect shall have occurred:

•	any rejection by a governmental body of a registration or filing by Conatus relating to intellectual property owned, licensed or controlled by Conatus;

•	the termination, sublease or assignment of Conatus’ facility lease, or failure to do the foregoing;

•	the announcement or pendency of the Merger Agreement or the transactions contemplated thereby;

•	any change in the stock price or trading volume of Conatus’ common stock;

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the taking of any action, or the failure to take any action, by Conatus that is required to comply with the terms of the Merger Agreement or that is expressly permitted as an exception to the Conatus’ covenant regarding the conduct of its business;

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any natural disaster or any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing (unless Conatus and Merger Sub are disproportionately affected);

•

any change in generally accepted accounting principles or any change in applicable laws, rules or regulations or the interpretation thereof (unless Conatus and Merger Sub are disproportionately affected);

•	general economic or political conditions or conditions generally affecting the industries in which Conatus operates (unless Conatus and Merger Sub are disproportionately affected);

•	continued losses from operations or decreases in cash balances of Conatus; or

•	the winding down of Conatus’ operations; or

•	Histogen must have received the resignations of each of the officers and directors of Conatus who are not to continue as officers and directors of the combined organization after the merger;

•

Histogen must have received a certificate, including supporting documentation, information and calculations, certifying that Conatus’ net cash (including marketable securities) is not less than $12.5 million as of the date of the closing of the merger, as adjusted in accordance with the terms of the Merger if the closing of the merger occurs after January 31, 2020; and

•	Conatus must have filed the amendment to its amended and restated certificate of incorporation effecting the Conatus Reverse Stock Split and provided a certified copy of the amendment to Nasdaq.

Representations and Warranties

The Merger Agreement contains customary representations and warranties made by Conatus and Histogen for a transaction of this type relating to, among other things:

•	corporate organization and power, and similar corporate matters;

•	subsidiaries;

•	authority to enter into the Merger Agreement and the related agreements;

•	votes required for completion of the merger and approval of the proposals that will come before the Conatus special meeting and that will be the subject of Histogen’s stockholder written consent;

•	except as otherwise specifically disclosed pursuant to in the Merger Agreement, the fact that the consummation of the merger would not contravene or require the consent of any third party;

•	capitalization;

•	financial statements and, with respect to Conatus, documents filed with the SEC and the accuracy of information contained in those documents;

•	material changes or events;

•	absence of undisclosed liabilities;

•	title to assets;

•	real property and leaseholds;

•	intellectual property (only made by Histogen);

•	the validity of material contracts to which the parties or their subsidiaries are a party and any violation, default or breach to such contracts;

•	regulatory compliance, permits and restrictions;

•	legal proceedings and orders;

•	tax matters;

•	employee and labor matters and benefit plans;

•	environmental matters;

•	insurance;

•	any brokerage or finder’s fee or other fee or commission in connection with the merger;

•	transactions with affiliates; and

•	with respect to Conatus, the valid issuance in the merger of Conatus’ common stock.

Conatus is not making any representations or warranties specifically related to its ownership, licensing or use of intellectual property rights.

None of these representations and warranties will survive the consummation of the merger. In addition, these representations and warranties are, in many respects, qualified by materiality standards, confidential disclosure schedules and actual and implied knowledge requirements. As described above under the heading “—Conditions to the Completion of the Merger”, their accuracy at the time of the Merger Agreement and on the date of consummation of the merger is one of the conditions to the obligations of Conatus and Histogen to complete the merger.

No Solicitation

Each of Conatus and Histogen agreed that during the period commencing on the date of the Merger Agreement and ending on the earlier of the consummation of the merger or the termination of the Merger Agreement, except as described below and except for transactions between Conatus and Histogen, Conatus and Histogen and any of their respective subsidiaries will not, nor will either party or any of its subsidiaries authorize any of its representatives (i.e., its directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors or other representatives) to, directly or indirectly:

•

solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of, any “acquisition proposal” (as defined below) or “acquisition inquiry” (as defined below) or take any action that could reasonably be expected to lead to such an acquisition proposal or acquisition inquiry;

•	furnish any non-public information with respect to it to any person in connection with or in response to an acquisition proposal or acquisition inquiry;

•	engage in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry;

•	approve, endorse or recommend an acquisition proposal;

•	execute or enter into any letter of intent or any contract contemplating or otherwise relating to an acquisition transaction; or

•	publicly propose to do any of the above.

An “acquisition inquiry” means an inquiry, indication of interest or request for information that would reasonably be expected to lead to an acquisition proposal.

An “acquisition proposal” means any offer or proposal, whether written or oral contemplating or otherwise relating to any “acquisition transaction” (as defined below) or any public announcement of intention to enter into any such agreement or of any intention to make any such offer or proposal.

An “acquisition transaction” means any transaction or series of related transactions involving:

•	any merger, consolidation, amalgamation, share exchange, business combination, or similar transaction in which Conatus or Histogen or any of their respective subsidiaries is a constituent entity;

•

any issuance or acquisition of securities, reorganization, recapitalization or similar transaction in which any individual, entity, governmental entity, or “group,” as defined under applicable securities laws, directly or indirectly acquires, or any tender offer, exchange offer or similar transaction in which such individual, entity, governmental entity, or “group,” would upon consummation acquire, beneficial or record ownership of securities representing more than 20% (or, with respect to any individual, entity, governmental entity or “group” holding more than 20% interest on the date of the Merger Agreement, of an additional interest) of the outstanding securities of any class of voting securities of Conatus or Histogen or any of their respective subsidiaries;

•

any issuance by Conatus or Histogen or any of their respective subsidiaries issues securities representing more than 20% of the outstanding securities of any class of its voting securities (other than issuances of securities of a subsidiary to Conatus or Histogen or another subsidiary of such party); or

•

any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of Conatus or Histogen, as applicable, and its subsidiaries taken as a whole.

Notwithstanding the foregoing restrictions, before obtaining the applicable approvals of the stockholders of Conatus or Histogen required to consummate the merger, as applicable, either Conatus or Histogen may furnish non-public information regarding itself and its subsidiaries to, and may enter into discussions or negotiations with, any third party in response to a bona fide written acquisition proposal made or received after the date of the Merger Agreement, which its board of directors determines in good faith, after consultation with its outside financial advisors and outside legal counsel, constitutes or is reasonably likely to result in a “superior offer” (as defined below), if:

•	neither it nor any of its representatives has breached the solicitation provisions of the Merger Agreement described above in any material respect;

•

its board of directors concludes in good faith, based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of its board of directors under applicable legal requirements;

•

it gives the other party at least two business days’ prior written notice of the identity of the third party and of its intention to furnish information to, or enter into discussions or negotiations with, such third party before furnishing any information or entering into discussions or negotiations with such third party;

•

its receives an executed confidentiality agreement from the third party containing provisions at least as favorable to it as those contained in the confidentiality agreement between Conatus and Histogen; and

•

substantially contemporaneously with the furnishing of any non-public information to a third party, its furnishes the same non-public information to the other party to the extent not previously furnished.

A “superior offer” means an unsolicited, bona fide written acquisition proposal (with all references to 20% in the definition of acquisition transaction being treated as references to greater than 50% for these purposes) that (a) was not obtained or made as a direct or indirect result of a breach, or violation, of the Merger Agreement, and (b) is on terms and conditions that the board of directors of the party receiving the offer determines in good faith, based on such matters that it deems relevant, as well as any written offer by the other party to the Merger Agreement to amend the terms of the Merger Agreement, and following consultation with outside legal counsel and outside financial advisors, if any, are more favorable, from a financial point of view, to that party’s stockholders than the terms of the merger, taking into account whether the acquisition proposal (including any financing component) is reasonably capable of being consummated.

Each party is also obligated promptly to advise the other promptly of the receipt, status and terms of, to keep the other party reasonably informed with respect to, any acquisition proposal or any acquisition inquiry, or any material change or proposed material change to that acquisition proposal or acquisition inquiry, and to notify the other party at least three business days (or such lesser prior notice as provided to the members of its board of directors) prior to any meeting of its board of directors at which any acquisition proposal is expected to be discussed.

Approval of Stockholders

Conatus is obligated to call, give notice of and hold, as promptly as practicable but in any case within forty-five days following the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the SEC, and if necessary to adjourn and reconvene, the Conatus special meeting, and to solicit proxies from its stockholders:

•	to approve the merger and the issuance of shares of Conatus’ common stock to Histogen’s stockholders in the merger;

•	to approve an amendment to the amended and restated certificate of incorporation of Conatus to effect the Conatus Reverse Stock Split; and

•	to approve the Conatus 2020 Plan.

Histogen is obligated to obtain the written consent of its stockholders sufficient to adopt the Merger Agreement and the transactions contemplated, thereby approving the merger and related transactions, within fifteen days following the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the SEC.

Board Recommendations

The boards of directors of Histogen and Conatus are obligated to recommend that the stockholders of each of their companies vote to adopt and approve the matters described above under the heading “—Approval of Stockholders” and to use commercially reasonable efforts to solicit such approval within the prescribed time. Neither party may withdraw or modify (or publicly propose to withdraw or modify or ) the foregoing recommendation in a manner adverse to the other party, or propose or adopt any board resolution either to withdraw or so modify the foregoing recommendation or to adopt, approve or recommend an acquisition proposal (any of the foregoing, an “Adverse Recommendation Change”).

Notwithstanding the paragraph next above, but subject to compliance with its obligations described above under the heading “—No Solicitation” and to the conditions below, if at any time prior to the approval and adoption of the stockholder matters described above under the heading “—Approval of Stockholders”, either Histogen or Conatus receives a bona fide written “superior offer” (as defined above under the heading “—No Solicitation”), that party’s board of directors may make an Adverse Recommendation Change, but only if following the receipt of and on account of such superior offer:

•

its board of directors determines in good faith, based on the advice of its outside legal counsel, that the failure to make an Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties under applicable law;

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it notifies the other party in writing confirming that its board of directors has determined to make an Adverse Recommendation Change at least four business days in advance thereof (the “Notice Period”), including a description in reasonable detail of the reasons for the Adverse Recommendation Change, and, if such reasons are related to a superior offer, written copies of the acquisition proposal and any relevant proposed transaction terms or agreements with the parties making a potential superior offer, and further notifies the other party in the event of any material amendment to any superior offer (including any revision in the amount, form or mix of consideration its stockholders would receive), in which case the Notice Period will be extended, if necessary, to ensure that at least three business days remain in the Notice Period;

•

during the Notice Period, it and its financial advisors and outside legal counsel negotiated with the other party in good faith to make such adjustments to the terms and conditions of the Merger Agreement so that the acquisition proposal ceases to constitute a superior offer; and

•

after the other party delivers a written offer to alter the terms or conditions of the Merger Agreement during the Notice Period, its board of directors determines in good faith, based on the advice of its outside legal counsel, that the failure to make an Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties under applicable law (after taking into account such alterations of the terms and conditions of this Agreement).

In the event of a tender offer for Conatus common stock, Conatus may comply with its obligations under Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act but any disclosure made by Conatus or its board of directors must be limited to a statement that Conatus is unable to take a position with respect to the bidder’s tender offer unless the board of directors determines in good faith, after consultation with its outside legal counsel, that such statement would result in a breach of its fiduciary duties under applicable law.

The obligations of Histogen and Conatus described above under the heading “—Approval of Stockholders” is not affected by the commencement, disclosure, announcement or submission of any superior offer or other acquisition proposal, or by the decision of its board of directors to make an adverse recommendation change.

Conduct of Business Pending the Merger

Conatus and Merger Sub agreed that, subject to certain exceptions and except as permitted by the Merger Agreement, as required by law, or unless Histogen shall have provided written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the closing of the merger and the termination of the Merger Agreement, (a) Conatus will conduct its business and operations in the ordinary course consistent with past practices and in compliance with all applicable laws, regulations and certain contracts, (b) Merger Sub will not conduct any business except as contemplated by the Merger Agreement, and (c) Conatus will not:

•

declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock of Conatus; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities of Conatus (except for shares of common stock from terminated employees, directors or consultants of Conatus at or below market prices or in connection with the satisfaction of tax withholding obligations with respect to Restricted Stock Units as described above under the section “The Merger–Interests of the Conatus Directors and Executive Officers in the Merger–Treatment of Conatus Restricted Stock Units”);

•

sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: any capital stock or other security (except for Conatus’ common stock issued upon the valid exercise of outstanding options or warrants to purchase shares of Conatus’ common stock); any option, warrant or right to acquire any capital stock or any other security of Conatus; or any instrument convertible into or exchangeable for any capital stock or other security of Conatus or Merger Sub;

•	grant any registration rights;

•

except as required to give effect to anything in contemplation of the closing of the merger, amend the certificate of incorporation, bylaws or other charter or organizational documents of Conatus, or effect or become a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the proposed transactions under the Merger Agreement;

•	form any subsidiary or acquire any equity interest or other interest in any other entity or enter into any joint venture with any other entity;

•	delay or fail to repay when due any obligations, including accounts payable and accrued expenses;

•	lend money to any person; incur or guarantee any indebtedness for borrowed money; guarantee any debt securities of others; or make any capital expenditure or commitment;

•

other than as required by the terms of a Conatus employee plan in effect as of the date of the Merger Agreement, adopt, establish or enter into any employee plan; cause or permit any employee plan to be amended; other than in the ordinary course of business, pay any bonus, grant any equity award or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its employees, directors or consultants; increase the severance or change of control benefits offered to any current or new employees, directors or consultants; or hire any new employees, consultants or independent contractors; or make or arrange any loans to any employees, directors or consultants;

•

fail to preserve intact the current business organization of Conatus or to use its commercially reasonable efforts to maintain the relations and good will with its suppliers, customers, landlords, creditors and others having business relationships with Conatus;

•	enter into any material transaction outside the ordinary course of business;

•	initiate or settle any legal proceeding or cancel, waive settle or compromise any rights or with a value to Conatus in excess of $25,000;

•

other than required by the terms of a Conatus employee plan in effect on the date of the Merger Agreement, pay, discharge or satisfy any liability, other than the payment, discharge or satisfaction of liabilities incurred in connection with the Merger Agreement or the transactions contemplated thereby or in the ordinary course of business;

•

purchase, lease or otherwise acquire any asset or sell, lease or otherwise dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties, including any Conatus intellectual property rights (other than pursuant to non-exclusive licenses in the ordinary course of business in accordance with past practices);

•	make, change or revoke any material tax election; file any material amendment to any tax return; or adopt or change any material accounting method in respect of taxes;

•	enter into, materially amend, terminate or agree to extend any material contract;

•

materially change pricing or royalties or other payments set or charged by Conatus to its customers or licensees, or agree to materially change pricing or royalties or other payments set or charged by those who have licensed intellectual property to Conatus; or

•	agree, resolve or commit to do any of the foregoing.

Histogen has agreed that, subject to certain exceptions, and except as permitted by the Merger Agreement, as required by law, or unless Conatus shall have provided written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the closing of the merger and the termination of the Merger Agreement, (a) Histogen will conduct its business and operations in the ordinary course consistent with past practices and in compliance with all applicable laws, regulations and certain contracts, and (b) Histogen will not:

•

declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock of Histogen; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities of Histogen (except for shares of common stock from terminated employees, directors or consultants of Histogen or any such action taken by a wholly-owned subsidiary of Histogen);

•

except as required to give effect to anything in contemplation of the closing of the merger, amend the certificate of incorporation, bylaws or other charter or organizational documents of Histogen or its subsidiaries, or effect or become a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the proposed transactions under the Merger Agreement;

•

sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing actions with respect to: (A) any capital stock or other security of the Histogen or any of its subsidiaries (except for (1) shares of Histogen capital stock issued upon the valid exercise of Histogen options or warrants, and (2) prior to this proxy statement/prospectus/information statement on Form S-4 being declared effective by the SEC, the sale of Histogen’s common stock or shares of the Histogen’s Series D Preferred Stock to existing investors of the Histogen (or their respective affiliates), other than shares of Histogen capital stock issued upon the valid exercise of Histogen options or warrants, for an aggregate purchase price of not greater than $1.0 million (such sale, a “Permitted Financing”); provided that any investors participating in the Permitted Financing must be party to the support agreement executed by Histogen stockholders (as described under the heading “Agreements Related to the Merger—Support Agreements” below)); (B) any option, warrant or right to acquire any capital stock or any other security of Histogen; or (C) any instrument convertible into or exchangeable for any capital stock or other security of Histogen or any of its subsidiaries;

•	form any subsidiary or acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;

•	delay or fail to repay when due any obligation, including accounts payable and accrued expenses;

•

lend money to any person; incur or guarantee any indebtedness for borrowed money, other than in the ordinary course of business; guarantee any debt securities of others; or make any capital expenditure or commitment in excess of $200,000;

•

other than as required by the terms of a Histogen stock plan or in the ordinary course of its business: adopt, establish or enter into any employee plan; cause or permit any employee plan to be amended; pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees; increase the severance or change of control benefits offered to any current or new employees, directors or consultants; or hire or retain any new employees, consultants or independent contractors;

•

fail to preserve intact the current business organization of Histogen or to use its commercially reasonable efforts to maintain the relations and good will with its suppliers, customers, landlords, creditors and others having business relationships with Histogen or its subsidiaries;

•	enter into any material transaction outside the ordinary course of business;

•	initiate or settle any legal proceeding;

•

purchase, lease or otherwise acquire any material asset or sell, lease, license or otherwise dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties, including any material Histogen intellectual property rights (other than pursuant to non-exclusive licenses in the ordinary course of business in accordance with past practices);

•	make, change or revoke any material tax election; file any material amendment to any tax return; or adopt or change any material accounting method in respect of taxes;

•	enter into, materially amend, or terminate any material contract;

•

materially change pricing or royalties or other payments set or charged by Histogen or any of its subsidiaries to its customers or licensees, or agree to materially change pricing or royalties or other payments set or charged by those who have licensed intellectual property to Histogen or any of its subsidiaries; or

•	agree, resolve or commit to do any of the foregoing.

Other Covenants

Each of Conatus and Histogen has agreed to use its commercially reasonable efforts to cause to be taken all actions necessary to consummate the merger and the other transactions contemplated by the Merger Agreement. In connection therewith, each party has agreed to:

•	file or otherwise submit all applications and notices required to be filed in connection with the merger and the other transactions contemplated by the Merger Agreement;

•	use commercially reasonable efforts to obtain each consent reasonably required to be obtained in connection with the merger and the other transactions contemplated by the Merger Agreement;

•	use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the merger or the other transactions contemplated by the Merger Agreement; and

•	use commercially reasonable efforts to satisfy the conditions precedent to the consummation of the transactions contemplated by the Merger Agreement.

Conatus and Histogen have further agreed:

•

that Conatus will use its commercially reasonable efforts to maintain the listing of its common stock on Nasdaq until the closing of the merger and to obtain conditional approval for the initial listing of the combined organization on Nasdaq and to the extent required by the rules and regulations of Nasdaq, to:

•

prepare and submit to Nasdaq a notification form for the listing of the shares of Conatus’ common stock to be issued in connection with the merger and to cause such shares to be approved for listing (subject to official notice of issuance);

•

prepare and timely submit to Nasdaq a notification form for the Conatus Reverse Stock Split and to submit a copy of the certificate of amendment to Conatus’ amended and restated certificate of incorporation effecting the Conatus Reverse Stock Split to Nasdaq on the closing date; and

•

the extent required by Nasdaq Marketplace Rule 5110, to file an initial listing application for Conatus’ common stock on Nasdaq and to cause such listing application to be conditionally approved prior to the Effective Time;

•

that prior to the Effective Time, Conatus will timely file all reports required to be filed by it with the SEC under the Securities Act or Exchange Act, and that each of those reports will comply in all material respects with the applicable requirements of the Securities Act or Exchange Act;

•

to certain provisions providing directors’ and officers’ liability insurance, and indemnification, for a period of six years after the closing of the merger, to the former and current directors and officers of Conatus and Histogen, as further described above under the headings “The Merger—Interests of the Conatus Directors and Executive Officers in the Merger—Indemnification and Insurance” and “The Merger—Interests of the Histogen Directors and Executive Officers in the Merger—Indemnification and Insurance”, beginning on page 125 and 135, respectively.

Conatus and Histogen have also agreed to notify each other of:

•

certain events if their occurrence could reasonably be expected to make the timely satisfaction of the conditions to closing the merger impossible or materially less likely, including any claim by a third party that such third party’s consent is required in connection with the merger or other transactions contemplated by the Merger Agreement; the commencement of legal proceedings against it or any of its subsidiaries; it becomes aware of any inaccuracy in its representations and warranties made in the Merger Agreement; or it fails to comply with any covenant in the Merger Agreement; and

•	the initiation and progress of any stockholder litigation against it or any of its officers or directors related to the Merger Agreement or the transactions contemplated thereby.

Termination

The Merger Agreement may be terminated at any time before the completion of the merger, whether before or after the required stockholder approvals to complete the merger have been obtained, as set forth below:

•	by mutual written consent of Conatus and Histogen;

•	by either Conatus or Histogen if:

•

the merger shall not have been consummated by September 30, 2020 (subject to a 60 day extension upon request of either party if a request for additional information has been made by any government authority, or in the event that the SEC has not declared effective the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, by such date), unless that party’s acts or failure to act in breach of the Merger Agreement has been a principal cause of the failure of the merger to occur on or before that date;

•	a court of competent jurisdiction or governmental entity has issued a final and nonappealable order, decree or ruling or taken any other action that permanently restrains, enjoins or otherwise prohibits the merger or any of the other material transactions contemplated by the Merger Agreement;

•

the Conatus special meeting has been held and completed and Conatus’ stockholders did not adopt and approve Proposal No. 1, 2 or 3, except that Conatus may not so terminate the Merger Agreement if Conatus or Merger Sub is in material breach of the Merger Agreement and that breach was a principal cause of the failure to obtain the required Conatus stockholder vote; or

•

the other party (or, in the case of Conatus, Merger Sub) has breached any of its representations, warranties, covenants or agreements made in the Merger Agreement or if any representation or warranty of the other party (or, in the case of Conatus, Merger Sub) has become inaccurate, in either case such that the conditions to the closing of the merger would not be satisfied as of time of such breach or inaccuracy, unless the party seeking termination (or, in the case of Conatus, Merger Sub) is in material breach of the Merger Agreement, or, if the breach or inaccuracy is curable, unless the other party cures, or ceases to employ commercially reasonable efforts to cure, the breach or inaccuracy within thirty days after delivery of written notice of the breach or inaccuracy by the terminating party;

•	by Conatus if:

•

the written consent of Histogen’s stockholders necessary to adopt the Merger Agreement and approve the merger and related matters has not been obtained within fifteen days of the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, becoming effective; provided that this right to terminate the Merger Agreement will not be available to Conatus once Histogen obtains such stockholder approval;

•

prior to the adoption and approval by Histogen’s stockholders of the Merger Agreement and the merger and other transactions contemplated thereby, any of the following occurs (each an “Histogen triggering event”):

•	Histogen’s board of directors makes an Adverse Recommendation Change (as described above under the heading “—Board Recommendations”);

•	Histogen’s board of directors approves, endorses or recommends any acquisition proposal;

•

Histogen enters into any letter of intent or similar document or any contract relating to any acquisition proposal, other than a confidentiality agreement permitted pursuant to the Merger Agreement; or

•

Histogen or any director, officer or agent of Histogen willfully and intentionally breaches the provisions described above under the heading “—Approval of Stockholders” or “—Board Recommendations” or its obligation to notify Conatus of the initiation and progress of any stockholder litigation against it or any of its officers or directors related to the Merger Agreement or the transactions contemplated thereby;

•

prior to the adoption and approval by Conatus’ stockholders of Proposal Nos. 1, 2 and 3, Conatus: has received a “superior offer” (as defined above under the heading “—No Solicitation”); has complied with its obligations described above under the headings “—No Solicitation”, “—Approval of Stockholders” and “—Board Recommendations”; and concurrently with terminating the Merger Agreement, enters into a definitive agreement with respect to the superior offer and pays to Histogen a termination fee described below under the heading “—Termination Fee”; or

•	by Histogen if:

•	prior to the adoption and approval by Conatus’ stockholders of Proposal Nos. 1, 2 and 3, any of the following circumstances shall occur (each of the following, a “Conatus triggering event”);

•	Conatus’ board of directors fails to recommend the adoption of Proposal Nos. 1, 2 and 3 to the Conatus stockholders;

•	Conatus’ board of directors makes an Adverse Recommendation Change (as described above under the heading “—Board Recommendations”);

•	Conatus’ board of directors approves, endorses or recommends any acquisition proposal;

•	Conatus enters into any letter of intent or similar document or any contract relating to any acquisition proposal, other than a confidentiality agreement permitted pursuant to the Merger Agreement; or

•

Conatus or any director, officer or agent of Conatus willfully and intentionally breaches the provisions described above under the heading “—Approval of Stockholders” or “—Board Recommendations” or its obligation to notify Histogen of the initiation and progress of any stockholder litigation against it or any of its officers or directors related to the Merger Agreement or the transactions contemplated thereby; or

•

prior to the adoption and approval by Histogen’s stockholders of the Merger Agreement and the merger and other transactions contemplated thereby, Histogen: has received a “superior offer” (as defined above under the heading “—No Solicitation”); has complied with its obligations described above under the headings “—No Solicitation”, “—Approval of Stockholders” and “—Board Recommendations”; and concurrently with terminating the Merger Agreement, enters into a definitive agreement with respect to the superior offer and pays to Conatus a termination fee described below under the heading “—Termination Fee.”

In the event of the termination of the Merger Agreement as described above, the Merger Agreement will be of no further force or effect, except for any obligations of Conatus or Histogen to pay a termination fee as described below under the heading “—Termination Fee” and except that such termination will not relieve any party of any liability for actual fraud or a deliberate act or deliberate failure to act, taken with the actual knowledge that such act or failure to act would result in or constitute a material breach of any representation, warranty, covenant, obligation or other provision contained in the Merger Agreement.

Termination Fee

Fee payable by Conatus

Conatus must pay Histogen a termination fee of $500,000 if:

•

the Merger Agreement is terminated by either Conatus or Histogen because the Conatus special meeting was held and completed and Conatus’ stockholders did not adopt and approve Proposal No. 1, 2 or 3; at any time after the date of Merger Agreement and prior to the Conatus special meeting an acquisition proposal with respect to Conatus was publicly announced, disclosed or otherwise communicated to the board of directors of Conatus; and within 12 months after the date of such termination, Conatus enters into a definitive agreement for, or consummates, an acquisition transaction; or

•	the Merger Agreement is terminated by Histogen upon the occurrence of a Conatus triggering event prior to the adoption and approval by Conatus’ stockholders of Proposal Nos. 1, 2 and 3; or

•

the Merger Agreement is terminated by Conatus after Conatus receives a superior offer, as described above under the heading “—Termination”, but before the adoption and approval by Conatus’ stockholders of Proposal Nos. 1, 2 and 3.

Conatus must reimburse Histogen for the reasonable out-of-pocket expenses incurred by Histogen in connection with the Merger Agreement and the transactions contemplated thereby, other than the fees of financial advisors, up to a maximum of $350,000, if:

•	the Merger Agreement is terminated by either Conatus or Histogen because the Conatus special meeting was held and completed and Conatus’ stockholders did not adopt and approve Proposal No. 1, 2 or 3;

•	the Merger Agreement is terminated by Histogen upon the occurrence of a Conatus triggering event prior to the adoption and approval by Conatus’ stockholders of Proposal Nos. 1, 2 and 3;

•

the Merger Agreement is terminated by Histogen because Conatus or Merger Sub has breached any of its representations, warranties, covenants or agreements made in the Merger Agreement or any such representation or warranty of Conatus or Merger Sub has become inaccurate;

•

the Merger Agreement is terminated by Conatus after Conatus receives a superior offer, as described above under the heading “—Termination”, but before the adoption and approval by Conatus’ stockholders of Proposal Nos. 1, 2 and 3; or

•

Histogen fails to consummate the merger or other contemplated transactions solely as a result of a Parent Material Adverse Effect (as defined above under the heading “—Conditions to the Completion of the Merger”) and at such time all of the other conditions precedent to Conatus’ obligation to close set forth in the Merger Agreement have been satisfied by Histogen, are capable of being satisfied by Histogen or have been waived by Conatus.

Fee payable by Histogen

Histogen must pay Conatus a termination fee of $500,000 if:

•

the Merger Agreement is terminated by Conatus because the written consent of Histogen’s stockholders necessary to adopt the Merger Agreement and approve the merger and related matters was not obtained within fifteen days of the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, becoming effective; at any time after the date of Merger Agreement and prior to the Conatus special meeting an acquisition proposal with respect to Histogen was publicly announced, disclosed or otherwise communicated to the board of directors of Histogen; and within 12 months after the date of such termination, Histogen enters into a definitive agreement for, or consummates, an acquisition transaction;

•

the Merger Agreement is terminated by Conatus upon the occurrence of a Histogen triggering event prior to the adoption and approval by written consent of Histogen’s stockholders of the Merger Agreement and the merger and related matters; or

•

the Merger Agreement is terminated by Histogen after Histogen receives a superior offer, as described above under the heading “—Termination”, but before the adoption and approval by written consent of Histogen’s stockholders of the Merger Agreement and the merger and related matters;

Histogen must reimburse Conatus for the reasonable out-of-pocket expenses incurred by Conatus in connection with the Merger Agreement and the transactions contemplated thereby, other than the fees of financial advisors, up to a maximum of $350,000, if:

•

the Merger Agreement is terminated by Conatus because the written consent of Histogen’s stockholders necessary to adopt the Merger Agreement and approve the merger and related matters was not obtained within fifteen days of the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, becoming effective;

•

the Merger Agreement is terminated by Conatus upon the occurrence of a Histogen triggering event prior to the adoption and approval by written consent of Histogen’s stockholders of the Merger Agreement and the merger and related matters;

•

the Merger Agreement is terminated by Conatus because Histogen has breached any of its representations, warranties, covenants or agreements made in the Merger Agreement or any such representation or warranty of Histogen has become inaccurate;

•

the Merger Agreement is terminated by Histogen after Histogen receives a superior offer, as described above under the heading “—Termination”, but before the adoption and approval by written consent of Histogen’s stockholders of the Merger Agreement and the merger and related matters; or

•

Conatus fails to consummate the merger or other contemplated transactions solely as a result of a Company Material Adverse Effect (as defined above under the heading “—Conditions to the Completion of the Merger”) and at such time all of the other conditions precedent to Histogen’s obligation to close set forth in the Merger Agreement have been satisfied by Conatus, are capable of being satisfied by Conatus or have been waived by Histogen.

Amendment

The Merger Agreement may be amended by the parties at any time if such amendment is in writing and is signed by each party to the Merger Agreement, except that after the Merger Agreement has been adopted and approved by the stockholders of Conatus or Histogen, no amendment which by law requires further approval by the stockholders of Conatus or Histogen, as the case may be, shall be made without such further approval.

Transaction Expenses

Each party will bear its own costs and expenses in connection with the Merger Agreement and the transactions contemplated thereby, except: Conatus will pay for the Nasdaq initial listing application; as described above under the heading “—Termination Fee”, whether or not the merger is consummated; and Histogen and Conatus will share equally certain fees and expenses paid to the SEC or a financial printer in relation to the printing and filing with the SEC of the Form S-4 of which this proxy statement/prospectus/information statement forms a part (including any financial statements and exhibits) and any amendments or supplements thereto.

Miscellaneous

The Merger Agreement is governed by Delaware law. The parties have agreed to bring any action or proceeding among them arising out of or relating to the Merger Agreement or any of the transactions contemplated thereby exclusively in the courts located in the State of Delaware. No person or entity, other than the parties to the Merger Agreement and the former or current officers or directors of Histogen or Conatus, as described above under the headings “The Merger—Interests of the Conatus Directors and Executive Officers in the Merger—Indemnification and Insurance” and “The Merger—Interests of the Histogen Directors and Executive Officers in the Merger—Indemnification and Insurance”, beginning on page 125 and 135, respectively, has any right, benefit or remedy under or by reason of the Merger Agreement. In any action at law or suit in equity to enforce the Merger Agreement or the rights of any of the parties, the prevailing party in such action or suit (as determined by a court of competent jurisdiction) is entitled to recover its reasonable out of pocket attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

AGREEMENTS RELATED TO THE MERGER

Support Agreements

Histogen Support Agreement

In order to induce Conatus to enter into the Merger Agreement, the directors, executive officers and certain stockholders of Histogen entered into support agreement with Conatus and Histogen pursuant to which, among other things, each signatory, solely in its capacity as a stockholder of Histogen, has:

•

agreed to vote (or cause to be voted) all of its shares of Histogen’s capital stock, whether then owned or thereafter acquired, (1) in favor of the adoption and approval of the Merger Agreement and the adoption and approval of the merger and other transactions contemplated thereby, or any matter that could reasonably be expected to facilitate the merger or other transactions; (2) against any proposal or action that could reasonably be expected to delay, impede or interfere with the approval of the merger or any other transaction contemplated by the Merger Agreement, including against any “acquisition proposal” (as defined in the section entitled “—No Solicitation” above) and any action in furtherance of any acquisition proposal; and (3) against any action or agreement that could reasonably be expected to result in a material breach of any covenant, representation or warranty or any other obligation of Histogen or the stockholder under the Merger Agreement or any related transaction document;

•

acknowledged that the approval given for the Merger Agreement is irrevocable, that the stockholder is aware of its appraisal rights under Section 262 of the DGCL, and that the stockholder will not be entitled to appraisal rights by voting in favor of the merger and waiving appraisal rights under the DGCL;

•

granted Histogen and its designee an irrevocable proxy to vote their respective shares of Histogen’s capital stock in accordance with the support agreement. Histogen’s stockholders may freely vote their shares of Histogen capital stock on all other matters not referred to in the support agreement;

•

agreed, without the prior approval of Histogen and Conatus, not to (1) subject to certain permitted transfers and the transferee agreeing to be bound by the support agreement, directly or indirectly transfer any shares of Histogen capital stock; (2) divest itself of any voting rights in any shares of Histogen capital stock; (3) grant any proxy or power of attorney, or enter into any voting agreement, with respect to any shares of Histogen capital stock; or (4) take any other action that would have the effect of preventing or disabling the stockholder from timely performing its obligations under the support agreement;

•	agreed not to take any actions prohibited to Histogen as described above under the heading “—No Solicitation”; and

•	waived its appraisal rights under Section 262.

The following Histogen stockholders and optionholders are parties to the support agreement:

•	Gail K Naughton, Ph.D.

•	Gail K. Naughton Revocable Trust dated January 19, 2018

•	Naughton Descendants’ Trust-EB dated January 19, 2018

•	Naughton Descendants’ Trust-MN dated January 19, 2018

•	Naughton Descendants’ Trust-BN dated January 19, 2018

•	Naughton Descendants’ Trust-BB dated January 19, 2018

•	Naughton Descendants’ Trust-RB dated January 19, 2018

•	Richard W. Pascoe

•	Martin Latterich

•	Thomas L. Hubka

•	Stephen Chang, Ph.D.

•	David H. Crean, Ph.D.

•	Hayden Yizhuo Zhang

•	Pineworld Capital Limited

•	Jonathan Jackson

•	Lordship Ventures Histogen Holdings, LLC

•	Brian M. Satz

•	Secure Medical, Inc.

The stockholders of Histogen that are party to the support agreement with Conatus owned an aggregate of 11,670,174 shares of Histogen’s common stock and 17,786,946 shares of Histogen preferred stock, representing approximately 50.4% of the outstanding shares of Histogen capital stock on an as converted to common stock basis and 50.6% of the outstanding shares of Histogen preferred stock on an as converted to common stock basis, in each case as of January 28, 2020. These stockholders include Histogen’s executive officers and directors, as well as certain other stockholders owning a significant portion of Histogen’s outstanding capital stock. Following the effectiveness of the registration statement of which this proxy statement/prospectus/information statement is a part and pursuant to the Merger Agreement, stockholders of Histogen holding a sufficient number of shares to adopt the Merger Agreement and approve the merger and related transactions will execute written consents providing for such adoption and approval. Therefore, holders of the number of shares of Histogen’s capital stock required to adopt the Merger Agreement and approve the merger and related transactions are contractually obligated to adopt the Merger Agreement are expected to adopt the Merger Agreement via written consent.

Conatus Support Agreement

In order to induce Histogen to enter into the Merger Agreement, the directors and executive officers of Conatus have entered into support agreements with Conatus and Histogen pursuant to which, among other things, each signatory, solely in its capacity as a stockholder of Conatus, has:

•

agreed to vote (or cause to be voted) all of its shares of Conatus’ common stock, whether then owned or thereafter acquired, (1) in favor of the adoption and approval of the Merger Agreement and the adoption and approval of the merger and other transactions contemplated thereby, or any matter that could reasonably be expected to facilitate the merger or other transactions, including Proposal Nos. 1, 2 and 3; (2) against any proposal or action that could reasonably be expected to delay, impede or interfere with the approval of the merger or any other transaction contemplated by the Merger Agreement, including against any “acquisition proposal” (as defined in the section entitled “ —No Solicitation” above) and any action in furtherance of any acquisition proposal; and (3) against any action or agreement that could reasonably be expected to result in a material breach of any covenant, representation or warranty or any other obligation of Histogen or the stockholder under the Merger Agreement or any related transaction document;

•

granted Conatus and its designee an irrevocable proxy to vote their respective shares of Conatus common stock in accordance with the support agreement. Conatus stockholders may freely vote their shares of Conatus common stock on all other matters not referred to in the support agreement;

•

agreed, without the prior approval of Histogen and Conatus, not to (1) subject to certain permitted transfers and the transferee agreeing to be bound by the support agreement, directly or indirectly transfer any shares of Conatus common stock; (2) divest itself of any voting rights in any shares of

Conatus common stock; (3) grant any proxy or power of attorney, or enter into any voting agreement, with respect to any shares of Conatus common stock; or (4) take any other action that would have the effect of preventing or disabling the stockholder from timely performing its obligations under the support agreement;

•	agreed not to take any actions prohibited to Conatus as described above under the heading “—No Solicitation”; and

•

agreed not to commence, join in, facilitate, assist or encourage, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Histogen, Merger Sub, Conatus or any of their respective successors or representatives: (a) challenging the validity, binding nature or enforceability of, or seeking to enjoin the operation of, the Merger Agreement, the support agreement or any other transaction document, or (b) alleging a breach of any fiduciary duty of any person or entity in connection with the evaluation, negotiation, or entry into the Merger Agreement or the consummation of the merger or other transactions contemplated by the Merger Agreement.

Each executive officer and director of Conatus is party to a support agreement. As of January 28, 2020, the stockholders of Conatus that are party to a support agreement owned an aggregate of 929,842 shares of Conatus’ common stock representing approximately 2.8% of the outstanding shares of Conatus’ common stock.

Lock-up Agreements

As a condition to the closing of the merger, certain directors, executive officers and stockholders of each of Conatus and Histogen and their affiliates, must have entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, transfer or dispose of, directly or indirectly, engage in swap or similar transactions with respect to, or make any demand for or exercise any right with respect to, any shares of Conatus’ common stock or any security convertible into or exercisable or exchangeable for Conatus’ common stock, including, as applicable, shares received in the merger and issuable upon exercise of certain warrants and options, during the period commencing at the Effective Time and continuing until the date that is 180 days from the Effective Time.

Steven J. Mento, Ph.D. and Daniel L. Kisner, M.D, who are expected to serve as directors of the combined company after the merger, have committed to execute lock-up agreements in connection with the merger. As of January 28, 2020, Dr. Mento and Dr. Kisner beneficially owned in the aggregate approximately 1.5% of the outstanding common stock of Conatus.

Histogen’s directors, executive officers and stockholders who have committed to execute lock-up agreements as of January 28, 2020 beneficially owned in the aggregate approximately 50.4% of the outstanding shares of Histogen’s capital stock on an as converted into common stock basis.

CONATUS EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows information regarding the compensation of Conatus’ named executive officers during the fiscal years ended December 31, 2019 and 2018.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non- Equity Incentive Plan Compen- sation ($)(2)	All Other Compen- sation ($)(3)		Total ($)
Steven J. Mento, Ph.D.	2019	553,188	201,500	573,403	—	16,988		1,345,079
President and Chief Executive Officer	2018	537,076	—	482,753	214,830	16,708		1,251,367

Keith W. Marshall, Ph.D., M.B.A.	2019	431,750	119,350	286,702	—	15,572		853,374
Executive Vice President, Chief Operating Officer and Chief Financial Officer	2018	419,175	—	281,606	137,478	36,869	(4)	875,139

Alfred Spada, Ph.D.	2019	424,585	97,165	286,702	—	18,062		826,514
Executive Vice President, Research and Development, and Chief Scientific Officer

David T. Hagerty, M.D.	2019	320,483	—	286,702	—	506,134	(5)	1,113,319
Executive Vice President, Clinical Development	2018	414,864	—	281,606	137,735	14,846		849,051

(1)

Amounts shown represent the aggregate grant date fair value of the stock or option awards granted during the relevant fiscal year computed in accordance with FASB Topic ASC 718. These amounts do not correspond to the actual value that will be recognized by the named executive officer with respect to such awards. The assumptions used in the valuation of these awards are consistent with the valuation methodologies specified in Note 2 to Conatus’ financial statements included in this proxy statement/prospectus/information statement. In August 2019, Conatus allowed seven of its then-current employees, including Drs. Mento, Marshall and Spada, to exchange existing options to purchase Conatus common stock for a lesser number of new RSUs. All of the existing stock options that the employees surrendered had exercise prices significantly greater than the recent trading price of Conatus’ common stock. Such employees received one new RSU for every two stock options surrendered. As a result, 3,200,375 stock options were exchanged for 1,600,186 replacement RSUs. Dr. Hagerty did not participate in this stock option exchange.

(2)

Amounts shown represent performance bonuses for the relevant fiscal year, which were paid in cash in a lump sum in the first quarter of the following fiscal year. The material terms of the non-equity incentive plan compensation paid to our named executive officers in our last completed fiscal year are described below in the section entitled “Executive Compensation Elements—Annual Incentive Plan.”

(3)

Except as described in footnote (4) below with respect to Dr. Marshall and footnote (5) below for Dr. Hagerty, amounts shown for 2019 represent term life insurance, short and long-term disability insurance, long-term care insurance and matching contributions under the terms of Conatus’ 401(k) plan paid by us on behalf of such named executive officer.

Name	Term Life Insurance ($)	Short Term Disability Insurance ($)	Long Term Disability Insurance ($)	Long Term Care Insurance ($)	401(k) Employer Matching Contribution ($)
Steven J. Mento, Ph.D.	883	625	2,346	1,934	11,200
Keith W. Marshall, Ph.D., M.B.A.	1,358	668	2,346	—	11,200
Alfred Spada, Ph.D.	1,358	668	3,050	1,786	11,200
David T. Hagerty, M.D.	700	469	1,760	—	11,200

(4)

Amount for Dr. Marshall for 2018 also includes (a) $16,950 in relocation reimbursements and (b) $4,717 in related tax gross-ups, paid to Dr. Marshall in connection with his relocation pursuant to his employment agreement.

(5)

Amount for Dr. Hagerty for 2019 also includes $39,467 in accrued paid time off and an aggregate of $452,538 in severance benefits paid or payable to Dr. Hagerty pursuant to his separation agreement executed in connection with his termination of employment on September 30, 2019, as further described below.

Employment Agreements

Conatus entered into employment agreements with each of its named executive officers. These agreements set forth the individual’s base salary, annual incentive opportunities, equity compensation and other employee benefits, which are described in this Conatus Executive Compensation section. All employment agreements provide for “at-will” employment, meaning that either party can terminate the employment relationship at any time, although Conatus’ agreements with its named executive officers provide that they would be eligible for severance benefits in certain circumstances following a termination of employment without cause. Conatus’ Compensation Committee approved the severance benefits to mitigate certain risks associated with working in a biopharmaceutical company at Conatus’ current stage of development and to help attract and retain qualified executives. See “Interests of the Conatus Directors and Executive Officers in the Merger—Employment Agreements” for additional information about these arrangements.

Separation Agreement with David T. Hagerty, M.D.

On September 30, 2019, David T. Hagerty, M.D. resigned as Executive Vice President, Clinical Development of Conatus. Pursuant to his separation agreement with Conatus, Dr. Hagerty received the following severance benefits: (1) his fully earned but unpaid base salary through the date of termination at the rate then in effect, plus all other amounts under any compensation plan or practice to which he was entitled; (2) a lump sum cash payment in the amount of $427,310; (3) continuation of health benefits for a period of 12 months following the date of termination; and (4) the automatic acceleration of the vesting and exercisability of 123,320 outstanding unvested stock awards, representing the number of stock awards that would have vested over the 12-month period following his last day of employment had Dr. Hagerty remained continuously employed by Conatus during such period.

Executive Compensation Elements

The following describes the material terms of the elements of Conatus’ executive compensation program during 2019.

2019 Base Salaries

In February 2019, the compensation committee set annual base salaries for our named executive officers for 2019 to be in effect until the next annual review. The 2019 base salary for each of Drs. Mento, Marshall Spada and Hagerty represented approximately 3% increases above each executive officer’s 2018 base salary. The 2019 annual base salaries Drs. Mento, Marshall, Spada and Hagerty are set forth in the Summary Compensation Table above.

Annual Incentive Plan

Conatus’ board of directors has adopted the Conatus Pharmaceuticals Inc. Annual Incentive Plan, as amended, or the Bonus Plan. The material terms of the Bonus Plan are summarized below.

Each named executive officer is eligible for a performance bonus based upon the achievement of certain corporate performance goals and objectives approved by Conatus’ compensation committee and, with respect to Conatus’ named executive officers other than Conatus’ chief executive officer, individual performance.

Bonuses are set based on the executive officer’s base salary as of the end of the bonus year and are expected to be paid out in the first quarter of the following year. Based on the employment agreements with Conatus’ named executive officers, the target levels for executive bonuses are currently as follows: 50% of base salary for the chief executive officer (100% of which is based on corporate objectives), 40% of base salary for any executive vice president and 35% for any senior vice president (80% of which is based on corporate objectives and 20% of which is based on individual performance). At the beginning of each year, management recommends corporate goals and milestones to Conatus’ compensation committee to be reviewed and approved for the year. These goals and milestones and the proportional emphasis placed on each are expected to be set by Conatus’ compensation committee after considering management input and Conatus’ overall strategic objectives. It is expected that these goals will generally relate to factors such as clinical development, regulatory, business development, financial and operational goals.

The compensation committee determines the level of achievement of the corporate goals for each year. This achievement level is then applied to each named executive officer’s target bonus to determine that year’s total bonus opportunity, before any determination of the individual component of the award. The individual component of each named executive’s bonus award is not necessarily based solely on the achievement of any predetermined criteria or guidelines. The compensation committee’s assessment of each of the named executive officer may also include a quantitative analysis of the officer’s overall performance of his or her duties during the year. In coming to this determination, the compensation committee does not follow any specific guidelines regarding the exercise of such discretion.

No annual bonuses will be paid to the named executive officers for 2019.

Equity Compensation

Conatus offers stock options to Conatus’ employees, including Conatus’ named executive officers, as the long-term incentive component of Conatus’ compensation program. Conatus typically grants equity awards to new hires upon their commencing employment with Conatus. Conatus’ stock options allow employees to purchase shares of Conatus’ common stock at a price per share equal to the fair market value of Conatus’ common stock on the date of grant and may or may not be intended to qualify as “incentive stock options” for U.S. federal income tax purposes. Generally, the stock options Conatus grants vest as to 25% of the total number of option shares on the first anniversary of the date of grant and in equal monthly installments over the ensuing 36 months, subject to the employee’s continued employment with us on the vesting date. Stock options granted to Conatus’ named executive officers may be subject to accelerated vesting in certain circumstances. For additional discussion, please see “Employment Agreements” above and “Change in Control Benefits” below.

Conatus’ board of directors has adopted, and Conatus’ stockholders have approved, Conatus’ 2013 Incentive Award Plan in order to facilitate the grant of cash and equity incentives to directors, employees (including Conatus’ named executive officers) and consultants of Conatus’ company and certain of its affiliates and to enable Conatus’ company and certain of its affiliates to obtain and retain services of these individuals, which is essential to Conatus’ long-term success.

In February 2019, the board of directors awarded stock options to Drs. Mento, Marshall, Spada and Hagerty for 350,000 shares, 175,000 shares, 175,000 shares and 175,000 shares, respectively. The stock options were eligible to vest as to 25% of the total number of option shares on the first anniversary of the date of grant and in equal monthly installments over the ensuing 36 months, subject to the executive officer’s continued employment with us on the vesting date.

The stock options granted in 2019 were also subject to accelerated vesting in certain circumstances. For additional discussion, please see “Employment Agreements” above and “Change in Control Benefits” below.

Stock Option Exchange

On August 1, 2019, Conatus agreed to allow seven of its then-current employees, including Drs. Mento, Marshall and Spada, to exchange all or a portion of their existing options to purchase shares of Conatus common stock granted under Conatus’ 2013 Incentive Award Plan or granted as an employment inducement award pursuant to Nasdaq Listing Rule 5635(c)(4) for a lesser number of new RSUs, as described below, provided that options were not eligible for exchange if the grant of the new RSUs would have resulted in a violation of the annual award limits under Conatus’ 2013 Incentive Award Plan. All of the existing stock options that were surrendered by the employees had exercise prices significantly above the recent trading prices of Conatus’ common stock.

Employees received one new RSU for every two eligible options surrendered. This “exchange ratio” (1-for-2) was applied on a grant-by-grant basis. As a result, 3,200,375 stock options were exchanged for 1,600,186 replacement RSUs.

Each new RSU issued to the employees has a grant date of August 1, 2019. The restricted stock units will vest on the first anniversary of the grant date. In addition, the RSUs will vest upon a change in control, as defined in Conatus’ 2013 Incentive Award Plan, or an employee’s termination without cause or resignation for good reason. Upon any other termination of service of the employee, unvested RSUs will be forfeited.

The following table shows the number of options surrendered and received by the named executive officers pursuant to the stock option exchange. Dr. Hagerty did not participate in the stock option exchange.

Named Executive Officer	Stock Options Surrendered	RSUs Received
Steven J. Mento, Ph.D.	1,300,000	650,000
Keith W. Marshall, Ph.D., M.B.A.	770,000	385,000
Alfred P. Spada, Ph.D.	626,875	313,436

Retirement Plans

Conatus currently maintains a 401(k) retirement savings plan that allows eligible employees to defer a portion of their compensation, within limits prescribed by the Internal Revenue Code, on a pre-tax or after-tax basis through contributions to the plan. Conatus’ named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees generally. Currently, Conatus matches contributions made by participants in the 401(k) plan up to a specified percentage, and these matching contributions are fully vested as of the date on which the contribution is made. Conatus believes that providing a vehicle for retirement savings through Conatus’ 401(k) plan, and making fully vested matching contributions, adds to the overall desirability of Conatus’ executive compensation package and further incentivizes Conatus’ employees, including Conatus’ named executive officers, in accordance with Conatus’ compensation policies.

Employee Benefits and Perquisites

Conatus’ named executive officers are eligible to participate in Conatus’ health and welfare plans to the same extent as all full-time employees generally. Conatus also provides Drs. Mento, Marshall and Spada with term life insurance and disability insurance at Conatus’ expense. In addition, Conatus provides Drs. Mento and Spada with long-term care insurance at Conatus’ expense. Conatus does not provide Conatus’ named executive officers with any other significant perquisites or other personal benefits.

Change in Control Benefits

Conatus’ named executive officers may become entitled to certain benefits or enhanced benefits in connection with a change in control of Conatus’ company. The employment agreements of Drs. Mento, Marshall and Spada entitle them to accelerated vesting of certain outstanding equity awards upon a change in control of Conatus’ company, as described above under “Employment Agreements.” In addition, stock options granted to Conatus’ employees, including Conatus’ named executive officers, are subject to acceleration in connection with a change in control and certain terminations of employment.

With respect to stock options granted to Conatus’ named executive officers since October 2014, 50% of the then-unvested shares subject to the option will vest on the date of a change in control, and the remaining shares subject to the option will vest on the first anniversary of the change in control, subject to earlier acceleration as provided below. In the event of a named executive officer’s termination of employment without cause or for good reason more than 90 days prior to the occurrence of a change in control, the vesting of the option will be automatically accelerated on the date of such termination as to the number of shares subject to the option that would have vested over the 12-month period following the date of termination had the named executive officer remained continuously employed by us during such period. In addition, in the event of a named executive officer’s termination of employment without cause or for good reason during the 90-day period preceding the occurrence of a change in control or following the occurrence of a change in control, all of the shares subject to the option will vest on the later of (1) the date of termination or (2) the occurrence of the change in control.

With respect to RSUs granted to Conatus’ named executive officers, all of such RSUs will vest immediately prior to a change in control.

Outstanding Equity Awards at December 31, 2019

The following table sets forth specified information concerning outstanding equity incentive plan awards for each of the named executive officers outstanding as of December 31, 2019.

	Option Awards(1)						Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)		Number of Securities Underlying Unexercised Options Non-Exercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(3)	Market Value of Shares or Units of Stock That Have Not Vested ($)(4)
Steven J. Mento, Ph.D.	2/17/11	147,070	(2)	—	0.99	2/16/21	650,000	260,000
	2/4/16	167,500		—	1.85	2/3/26	—	—
Keith W. Marshall, Ph.D., M.B.A.	—	—		—	—	—	385,000	154,000
Alfred P. Spada, Ph.D.	2/17/11	42,424	(2)	—	0.99	2/16/21	313,436	125,374
David T. Hagerty, M.D.	—	—		—	—	—	—	—

(1)

Except as described below, the options vest at the rate of 25% of the total number of shares subject to the option on the first anniversary of the date of grant, and 1/48th of the total number of shares subject to the option on the last day of each month thereafter. The stock options are also subject to accelerated vesting in certain circumstances. For additional discussion, please see “Employment Agreements” and “Change in Control Benefits” above.

(2)	The options were exercisable in full as of the grant date and vested at the rate of 1/24th of the total number of shares subject to the option on the last day of each month thereafter.
(3)

This RSU was granted pursuant to the stock option exchange we completed on August 1, 2019 pursuant to which the named executive officer exchanged outstanding options for a lesser number of new RSUs. Employees received one new RSU for every two eligible options surrendered. This “exchange ratio” (1-for-2) was applied on a grant-by-grant basis. The RSUs will vest on the first anniversary of the grant date. In addition, the RSUs will vest upon a change in control, as defined in Conatus’ 2013 Incentive Award Plan, or an employee’s termination without cause or resignation for good reason. Upon any other termination of service of the employee, unvested RSUs will be forfeited.

(4)	The market values shown were computed using $0.40 per share, the closing price per share of our common stock on December 31, 2019.

CONATUS DIRECTOR COMPENSATION

Conatus compensates non-employee members of the Conatus’ board of directors for their service. Directors who are also employees do not receive cash or equity compensation for service on the Conatus board of directors in addition to compensation payable for their service as Conatus’ employees. The non-employee members of Conatus’ board of directors are also reimbursed for travel, lodging and other reasonable expenses incurred in attending board of directors or committee meetings.

Under Conatus’ non-employee director compensation policy, Conatus provides cash compensation in the form of an annual retainer of $40,000 for each non-employee director. In addition, the chair of the board of directors receives an additional annual retainer of $45,000. Conatus also pays an additional annual retainer of $15,000 to the chair of Conatus’ audit committee, $7,500 to other non-employee directors who serve on Conatus’ audit committee, $10,000 to the chair of Conatus’ compensation committee, $6,000 to other non-employee directors who serve on Conatus’ compensation committee, $7,000 to the chair of Conatus’ nominating and corporate governance committee and $3,500 to other non-employee directors who serve on Conatus’ nominating and corporate governance committee.

Also under Conatus’ non-employee director compensation policy, any non-employee director who is first elected to the board of directors will be granted an option to purchase 30,000 shares of Conatus’ common stock on the date of his or her initial election to the board of directors. Such options will have an exercise price per share equal to the fair market value of Conatus’ common stock on the date of grant. In addition, non-employee directors who (1) have been serving on the board of directors for at least six months as of the date of any annual meeting and (2) will continue to serve immediately following such meeting, will receive a grant of options to purchase 20,000 shares of Conatus’ common stock, and a non-employee director serving as chair of the board of directors will receive a grant of options to purchase an additional 25,000 shares of Conatus’ common stock.

The initial options granted to non-employee directors described above will vest and become exercisable in substantially equal installments on each of the first three anniversaries of the date of grant, subject to the director’s continuing service on Conatus’ board of directors on those dates. The annual options granted to non-employee directors described above will vest and/or become exercisable on the first anniversary of the date of grant, subject to the director’s continuing service on Conatus’ board of directors (and, with respect to grants to a chairman of the board of directors or board committee, service as chairman of the board of directors or a committee) on those dates. All options will also vest in full upon the occurrence of a change in control (as defined in Conatus’ 2013 Incentive Award Plan). The term of each option granted to a non-employee director shall be ten years. These options will be granted under Conatus’ 2013 Incentive Award Plan.

The following table provides information related to the compensation of each of Conatus’ non-employee directors during the year ended December 31, 2019.

	Fees Earned or Paid in Cash	Option Awards(1)(2)	Total
David F. Hale	$106,000	$10,910	$116,910
Daniel L. Kisner, M.D.	53,500	4,849	58,349
Preston S. Klassen, M.D., M.H.S.	43,500	4,849	48,349
William R. LaRue	61,000	4,849	65,849
Kathleen Scott	5,726	8,529	14,255
Harold Van Wart, Ph.D.	47,000	4,849	51,849

(1)

Amounts shown represent the aggregate grant date fair value of the option awards granted in 2019 to Conatus’ non-employee directors computed in accordance with FASB Topic ASC 718. These amounts do not correspond to the actual value that will be recognized by the non-employee director with respect to such awards. The assumptions used in the valuation of these awards are consistent with the valuation methodologies specified in note 2 to Conatus’ financial statements included in this proxy statement/prospectus/information statement.
(2)	Outstanding options held by Conatus’ non-employee directors at December 31, 2019, were:

Shares Underlying Options Outstanding At December 31, 2019
David F. Hale	300,000
Daniel L. Kisner, M.D.	125,000
Preston S. Klassen, M.D., M.H.S.	125,000
William R. LaRue	70,000
Kathleen Scott	30,000
Harold Van Wart, Ph.D.	152,121

Equity Compensation Plan Information

The following table summarizes securities available under Conatus’ equity compensation plans as of December 31, 2019.

	Equity Compensation Plan Information
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	2,752,448	$1.97	4,440,684	(1)(2)
Equity compensation plans not approved by security holders	—	—	—

Total	2,752,448	$1.97	4,440,684

(1)

Includes 3,951,438 shares available for future issuance under Conatus’ 2013 Incentive Award Plan and 489,246 shares available for future issuance under Conatus’ 2013 Employee Stock Purchase Plan (none of which were eligible to be purchased under Conatus’ 2013 Employee Stock Purchase Plan pursuant to the offering period in effect on December 31, 2019 as the plan was frozen as of such date).

(2)

Under the terms of the Conatus 2013 Plan, on the first day of each calendar year during the initial 10-year term of the Conatus 2013 Plan, the number of shares which may be issued or transferred thereunder automatically increases by the least of (A) 1,000,000 shares of Conatus’ common stock, (B) five percent (5%) of the outstanding shares of Conatus’ common stock on the final day of the immediately preceding calendar year, and (C) such lesser number of shares of Conatus’ common stock as determined by Conatus’ board of directors.

MATTERS BEING SUBMITTED TO A VOTE OF CONATUS’ STOCKHOLDERS

Proposal No. 1: Approval of the Merger and the Issuance of Common Stock in the Merger

At the Conatus special meeting, Conatus’ stockholders will be asked to approve the Merger Agreement and the transactions contemplated thereby, including the merger, the issuance of Conatus’ common stock to Histogen’s stockholders pursuant to the Merger Agreement and the change of control. Immediately following the merger, it is expected that Histogen’s current stockholders, warrantholders and optionholders will own, or hold rights to acquire, approximately 74% of the Fully-Diluted Common Stock of Conatus, with current Conatus’ stockholders, optionholders and warrantholders owning, or holding rights to acquire, approximately 26% of the Fully-Diluted Common Stock of Conatus. If the merger is consummated, Conatus will promptly effect the Conatus Name Change thereafter.

The terms of, reasons for and other aspects of the Merger Agreement, the merger and the issuance of Conatus’ common stock pursuant to the Merger Agreement are described in detail in the other sections in this proxy statement/prospectus/information statement.

Required Vote

Assuming that a quorum is present at the special meeting, approval of this Proposal No. 1 requires the affirmative vote of the majority of the votes cast (meaning the number of shares voted “FOR” the proposal must exceed the number of shares voted “AGAINST” the proposal). Abstentions from voting on the proposal and broker non-votes will not be counted as votes cast and accordingly will have no effect upon the outcome of this proposal.

CONATUS’ BOARD OF DIRECTORS RECOMMENDS THAT CONATUS’ STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO APPROVE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MERGER, THE ISSUANCE OF CONATUS’ COMMON STOCK PURSUANT TO THE MERGER AGREEMENT AND THE CHANGE OF CONTROL. EACH OF PROPOSAL NOS. 1 AND 2 ARE CONDITIONED UPON EACH OTHER AND THE APPROVAL OF EACH SUCH PROPOSAL IS REQUIRED TO CONSUMMATE THE MERGER.

Proposal No. 2: Approval of a Series of Alternative Amendments to the Amended and Restated Certificate of Incorporation of Conatus Effecting the Conatus Reverse Stock Split

General

At the Conatus special meeting, Conatus’ stockholders will be asked to approve a series of alternative amendments to the amended restated certificate of incorporation of Conatus to effect the Conatus Reverse Stock Split. Upon the effectiveness of the amendment to the restated certificate of incorporation of Conatus effecting the Conatus Reverse Stock Split (the “split effective time”), the issued shares of Conatus’ common stock immediately prior to the split effective time will be reclassified into a smaller number of shares within a range, as determined by the Conatus Board, such that a stockholder of Conatus will own one new share of Conatus’ common stock for every                to                (or any number in between) shares of issued common stock held by that stockholder immediately prior to the split effective time.

If Proposal No. 2 is approved, the Conatus Reverse Stock Split would become effective in connection with the closing of the merger. The Conatus Board may effect only one reverse stock split in connection with this Proposal No. 2. The Conatus Board’s decision will be based on a number of factors, including market conditions, existing and expected trading prices for Conatus common stock and the listing requirements of Nasdaq.

The form of the amendment to the amended and restated certificate of incorporation of Conatus to effect the Conatus Reverse Stock Split, as more fully described below, will effect the Conatus Reverse Stock Split but will not change the number of authorized shares of common stock or preferred stock, or the par value of Conatus’ common stock or preferred stock.

Purpose

Conatus’ board of directors approved the proposal approving the amendment to the amended and restated certificate of incorporation of Conatus effecting the Conatus Reverse Stock Split for the following reasons:

•	Conatus’ board of directors believes effecting the Conatus Reverse Stock Split may be an effective means of avoiding a delisting of Conatus’ common stock from Nasdaq in the future;

•

Conatus’ board of directors believes that the Conatus Reverse Stock Split will result in a number of authorized but unissued shares of Conatus’ common stock sufficient for the issuance of shares of Conatus’ common stock to Histogen’s stockholders pursuant to the Merger Agreement; and

•	Conatus’ board of directors believes a higher stock price may help generate investor interest in Conatus and help Conatus attract and retain employees.

If the Conatus Reverse Stock Split successfully increases the per share price of Conatus’ common stock, Conatus’ board of directors believes this increase may increase trading volume in Conatus’ common stock and facilitate future financings by Conatus.

Nasdaq Requirements for Listing on Nasdaq

Conatus’ common stock is quoted on Nasdaq under the symbol “CNAT.” Conatus intends to file an initial listing application with Nasdaq to seek listing on Nasdaq upon the closing of the merger.

According to Nasdaq rules, an issuer must, in a case such as this, apply for initial inclusion following a transaction whereby the issuer combines with a non-Nasdaq entity, resulting in a change of control of the issuer and potentially allowing the non-Nasdaq entity to obtain a Nasdaq listing. Accordingly, the listing standards of Nasdaq will require Conatus to have, among other things, a $4.00 per share minimum bid price upon the closing of the merger. Therefore, the Conatus Reverse Stock Split may be necessary in order to consummate the merger.

One of the effects of the Conatus Reverse Stock Split will be to effectively increase the proportion of authorized shares which are unissued relative to those which are issued. This could result in Conatus’ board of directors being able to issue more shares without further stockholder approval. For example, before the Conatus Reverse Stock Split, Conatus’ authorized but unissued shares immediately prior to the closing of the merger would be approximately                 compared to shares issued of approximately                 . If Conatus effects the Conatus Reverse Stock Split using a 1:                 ratio, its authorized but unissued shares immediately prior to the closing of the merger would be approximately                  compared to shares issued of approximately                 . Conatus currently has no plans to issue shares, other than in connection with the merger, and to satisfy obligations under the Conatus warrants and employee stock awards from time to time as these warrants and awards are exercised or settled. The Conatus Reverse Stock Split will not affect the number of authorized shares of Conatus’ common stock which will continue to be authorized pursuant to the certificate of incorporation of Conatus.

Potential Increased Investor Interest

On February 4, 2020 Conatus’ common stock closed at $0.41 per share. An investment in Conatus’ common stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks. Also, Conatus’ board of directors believes that most investment funds are reluctant to invest in lower priced stocks.

There are risks associated with the Conatus Reverse Stock Split, including that the Conatus Reverse Stock Split may not result in an increase in the per share price of Conatus’ common stock.

Conatus cannot predict whether the Conatus Reverse Stock Split will increase the market price for Conatus’ common stock. The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that:

•

the market price per share of Conatus’ common stock after the Conatus Reverse Stock Split will rise in proportion to the reduction in the number of shares of Conatus’ common stock outstanding before the Conatus Reverse Stock Split;

•	the Conatus Reverse Stock Split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks;

•	the Conatus Reverse Stock Split will result in a per share price that will increase the ability of Conatus to attract and retain employees; or

•

the market price per share will either exceed or remain in excess of the $1.00 minimum bid price as required by Nasdaq Stock Market LLC for continued listing, or that Conatus will otherwise meet the requirements of Nasdaq Stock Market LLC for inclusion for trading on Nasdaq, including the $4.00 minimum bid price upon the closing of the merger.

The market price of Conatus’ common stock will also be based on performance of Conatus and other factors, some of which are unrelated to the number of shares outstanding. If the reverse stock split is effected and the market price of Conatus’ common stock declines, the percentage decline as an absolute number and as a percentage of the overall market capitalization of Conatus may be greater than would occur in the absence of a reverse stock split. Furthermore, the liquidity of Conatus’ common stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.

Principal Effects of the Reverse Stock Split

The amendment to the amended and restated certificate of incorporation of Conatus effecting the Conatus Reverse Stock Split is set forth in Annex D to this proxy statement/prospectus/information statement.

The Conatus Reverse Stock Split will be effected simultaneously for all outstanding shares of Conatus’ common stock. The Conatus Reverse Stock Split will affect all of Conatus’ stockholders uniformly and will not affect any stockholder’s percentage ownership interest in Conatus, except to the extent that the Conatus Reverse Stock Split results in any of Conatus’ stockholders owning a fractional share. Shares of Conatus’ common stock issued pursuant to the Conatus Reverse Stock Split will remain fully paid and nonassessable. The Conatus Reverse Stock Split does not affect the total proportionate ownership of Conatus following the merger. The Conatus Reverse Stock Split will not affect Conatus continuing to be subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Procedure for Effecting the Conatus Reverse Stock Split and Exchange of Stock Certificates

If Conatus’ stockholders approve the amendment to the amended and restated certificate of incorporation of Conatus effecting the Conatus Reverse Stock Split, and if Conatus’ board of directors still believes that a reverse stock split is in the best interests of Conatus and its stockholders, Conatus will file the amendment to the amended and restated certificate of incorporation with the Secretary of State of the State of Delaware at such time as Conatus’ board of directors has determined to be the appropriate split effective time. Conatus’ board of directors may delay effecting the reverse stock split without resoliciting stockholder approval. Beginning at the split effective time, each certificate representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares.

As soon as practicable after the split effective time, Conatus’ stockholders will be notified that the Conatus Reverse Stock Split has been effected. Conatus expects that the Conatus transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-split shares will be asked to surrender to the exchange agent certificates representing pre-split shares held in certificated form in exchange for certificates representing post-split shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by Conatus. The certificates reflecting the post-split shares will also reflect the Conatus Name Change. No new certificates will be issued to a stockholder until such stockholder has surrendered such stockholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. Stockholders should not destroy any stock certificate(s) and should not submit any certificate(s) unless and until requested to do so.

Fractional Shares

No fractional shares will be issued in connection with the Conatus Reverse Stock Split. Stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be reclassified, will be entitled, upon surrender to the exchange agent of certificates representing such shares, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the common stock on Nasdaq on the date immediately preceding the split effective time. The ownership of a fractional interest will not give the holder thereof any voting, dividend, or other rights except to receive payment therefor as described herein.

By approving the amendment to the amended and restated certificate of incorporation of Conatus effecting the Conatus Reverse Stock Split, stockholders will be approving the combination of                  to                 shares of Conatus’ common stock, as determined by the Conatus Board, into one share of Conatus’ common stock.

Stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where Conatus is domiciled, and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the effective date of the split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by Conatus or the exchange agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.

Potential Anti-Takeover Effect

Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect, for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of Conatus’ board of directors or contemplating a tender offer or other transaction for the combination of Conatus with another company, the Conatus Reverse Stock Split proposal is not being proposed in response to any effort of which Conatus is aware to accumulate shares of Conatus’ common stock or obtain control of Conatus, other than in connection with the merger, nor is it part of a plan by management to recommend a series of similar amendments to Conatus’ board of directors and stockholders. Other than the proposals being submitted to Conatus’ stockholders for their consideration at the Conatus special meeting, Conatus’ board of directors does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or change control of Conatus. For more information, please see the section entitled “Risk Factors—Risks Related to the Common Stock of Conatus”, and “Description of Conatus’ Capital Stock—Anti-Takeover Effects of Provisions of Conatus Charter Documents” and “—Anti-Takeover Effects of Delaware Law.”

Material U.S. Federal Income Tax Consequences of the Conatus Reverse Stock Split

The following discussion is a summary of the material U.S. federal income tax consequences of the Conatus Reverse Stock Split to Conatus U.S. Holders, but does not purport to be a complete analysis of all potential tax consequences that may be relevant to Conatus U.S. Holders. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Conatus U.S. Holder. Conatus has not sought and does not intend to seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a position contrary to that discussed below regarding the tax consequences of the Conatus Reverse Stock Split.

This discussion is limited to Conatus U.S. Holders that hold Conatus common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences that may be relevant to a Conatus U.S. Holder’s particular circumstances, including the impact of the alternative minimum tax or the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Conatus U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	Conatus U.S. Holders whose functional currency is not the U.S. dollar;

•	persons holding Conatus common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities;

•	persons for whom Conatus common stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax

•	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to Conatus common stock being taken into account in an “applicable financial statement” (as defined in the Code);

•	persons deemed to sell Conatus common stock under the constructive sale provisions of the Code;

•	persons who hold or received Conatus common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	tax-qualified retirement plans

If an entity treated as a partnership for U.S. federal income tax purposes holds Conatus common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Conatus common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION

OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE CONATUS REVERSE STOCK SPLIT ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

For purposes of this discussion, a Conatus U.S. Holder is a beneficial owner of Conatus common stock that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) over all of its substantial decisions or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Conatus Reverse Stock Split

The Conatus Reverse Stock Split should constitute a “recapitalization” for U.S. federal income tax purposes. As a result, a Conatus U.S. Holder generally should not recognize gain or loss upon the Conatus Reverse Stock Split, except with respect to cash received in lieu of a fractional share of Conatus common stock, as discussed below. A Conatus U.S. Holder’s aggregate tax basis in the shares of Conatus common stock received pursuant to the Conatus Reverse Stock Split should equal the aggregate tax basis of the shares of Conatus common stock surrendered (excluding any portion of such basis that is allocated to any fractional share of Conatus common stock), and such Conatus U.S. Holder’s holding period in the shares of Conatus common stock received should include the holding period in the shares of Conatus common stock surrendered. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Conatus common stock surrendered to the shares of Conatus common stock received pursuant to the Conatus Reverse Stock Split. Holders of shares of Conatus common stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

A Conatus U.S. Holder that receives cash in lieu of a fractional share of Conatus common stock pursuant to the Conatus Reverse Stock Split should recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the Conatus U.S. Holder’s tax basis in the shares of Conatus common stock surrendered that is allocated to such fractional share of our common stock. Such capital gain or loss should be long-term capital gain or loss if the Conatus U.S. Holder’s holding period for Conatus common stock surrendered exceeded one year at the effective time of the Conatus Reverse Stock Split.

Information Reporting and Backup Withholding

A Conatus U.S. Holder may be subject to information reporting and backup withholding when such holder receives cash in lieu of fractional shares of Conatus common stock in the Conatus Reverse Stock Split. Certain Conatus U.S. Holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A Conatus U.S. Holder will be subject to backup withholding if such holder is not otherwise exempt and:

•	the holder fails to furnish the holder’s taxpayer identification number, which for an individual is ordinarily his or her social security number;

•	the holder furnishes an incorrect taxpayer identification number;

•	the applicable withholding agent is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or

•

the holder fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Conatus U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. Conatus U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Required Vote

The affirmative vote of holders of a majority of the shares of Conatus’ common stock having voting power outstanding on the record date for the Conatus special meeting is required to approve the amendment to the amended and restated certificate of incorporation of Conatus effecting the Conatus Reverse Stock Split.

CONATUS’ BOARD OF DIRECTORS RECOMMENDS THAT CONATUS’ STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 2 TO APPROVE THE SERIES OF ALTERNATIVE AMENDMENTS TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF CONATUS TO EFFECT THE CONATUS REVERSE STOCK SPLIT. EACH OF PROPOSAL NOS. 1 AND 2 ARE CONDITIONED UPON EACH OTHER AND THE APPROVAL OF EACH SUCH PROPOSAL IS REQUIRED TO CONSUMMATE THE MERGER.

Proposal No. 3: Approval of the Conatus 2020 Incentive Award Plan

Introduction

At the Conatus special meeting, Conatus’ stockholders will be asked to approve the Conatus 2020 Incentive Award Plan (the “Conatus 2020 Plan”). The Board of Directors intends to approve the Conatus 2020 Plan prior to the Conatus special meeting, subject to stockholder approval. The Conatus 2020 Plan will become effective, if at all, on the day prior to the closing date of the merger, subject to consummation of the Merger, provided stockholder approval has been obtained prior to such date. If the Conatus 2020 Plan is not approved by Conatus’ stockholders, or if the Merger Agreement is terminated prior to the consummation of the merger, the Conatus 2020 Plan will not become effective and the Conatus 2013 Plan will continue in effect in accordance with its terms.

Conatus currently maintains the Conatus 2013 Plan and Histogen current maintains the Histogen 2017 Stock Plan (the “Histogen Plan”). In connection with the merger, Conatus will assume the Histogen Plan and all awards outstanding under the Histogen Plan. If the Conatus 2020 Plan becomes effective, Conatus will not grant any future awards under either the Conatus 2013 Plan or the Histogen Plan, but all awards under those plans that are outstanding as of the effectiveness of the Conatus 2020 Plan will continue to be governed by the terms, conditions and procedures set forth in the applicable plan and any applicable award agreement, as those terms may be equitably adjusted in connection with the merger, as described in this proxy statement/prospectus/information statement under the heading “The Merger Agreement—Treatment of Histogen’s Stock Options and Warrants” beginning on page 152.

The shares of Conatus common stock available for issuance under the Conatus 2020 Plan, is the sum of (a)                      shares; (b) any shares of common stock of Conatus which are subject to awards under the Conatus 2013 Equity Incentive Plan as of the effective date of the Conatus 2020 Plan which become available for issuance under the Conatus 2020 Plan after such date in accordance with its terms; and (c) an annual increase on the first day of each calendar year beginning with the January 1 of the calendar year following the effectiveness of the Conatus 2020 Plan and ending with the last January 1 during the initial ten year term of the Conatus 2020

Plan, equal to the lesser of (A) five percent of the number of shares of Conatus common stock outstanding (on an as-converted basis) on the final day of the immediately preceding calendar year, and (B) such lesser number of shares of Conatus common stock as determined by Conatus’ board of directors. Shares of Conatus common stock issued under the Conatus 2020 Plan with respect to certain exempt awards will not count against the foregoing share limits. Generally, exempt awards are awards which are either (1) granted in assumption of, or in substitution for, outstanding awards previously granted by a corporation or other entity acquired by Conatus or any of its subsidiaries or with which Conatus or any of its subsidiaries combines by merger or otherwise, or (2) purchased by an eligible participant at its fair market value.

The administrator of the Conatus 2020 Plan may grant restricted stock, incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock units, dividend equivalents and performance-based awards to participants to acquire shares of Conatus common stock to eligible participants. No more than                  of shares of Conatus common stock may be issued pursuant to the exercise of incentive stock options awarded under the Conatus 2020 Plan. As of March 2, 2020, the chart below indicates the number of individuals who would be eligible to receive awards under the Conatus 2020 Plan if it had been in effect on such date and, with respect to the column entitled “Potential Participants (Post-Merger)”, if the Merger had been consummated and the combined company was in existence.

Class	Potential Participants (Pre-Merger)	Potential Participants (Post-Merger)
Employees	6	22
Consultants	—	5
Non-Employee Directors	6	7

Rationale for Adoption of the Conatus 2020 Plan

Grants of equity awards to employees, consultants and to non-employee director are an important part of Conatus’ long-term incentive compensation program, which Conatus uses to strengthen the commitment of these individuals to Conatus, to motivate them to perform their responsibilities faithfully and diligently, and to attract and retain competent and dedicated individuals whose efforts are expected to result in Conatus’ long-term growth and profitability.

Dilution, Shares Available and Historical Share Usage

The table below presents information about the number of shares that were subject to outstanding equity awards under Conatus’s equity incentive plans and the shares remaining available for issuance under each such plan, each at January 31, 2020, and the proposed share reserve under the Conatus 2020 Plan. The Conatus 2013 Equity Incentive Plan (as amended) (the “Conatus 2013 Plan”) and the 2006 Equity Incentive Plan (as amended) (the “Conatus 2006 Plan”) and the Conatus 2013 Employee Stock Purchase Plan (the “Conatus ESPP”) are the only equity incentive plans Conatus currently has in place and awards may only be granted pursuant to the Conatus 2013 Plan or the Conatus ESPP. None of the following share numbers give effect to the Conatus Reverse Stock Split or the merger.

	Number of Shares	As of a % of Shares Outstanding(1)	Dollar Value(2)
Conatus Employee Stock Purchase Plan
Shares remaining available for issuance under the Conatus ESPP(3)	489,246	1.5%		$215,268

Conatus 2006 Equity Incentive Plan
Options outstanding	210,705	0.6%		$92,710
Weighted-average exercise price of outstanding options	$0.98
Weighted-average remaining term of outstanding options	1.0 year

Conatus 2013 Equity Incentive Plan
Options outstanding	1,086,975	3.3%		$478,269
Weighted-average exercise price of outstanding options	$4.37
Weighted-average remaining term of outstanding options	5.9 years
Restricted stock units outstanding	1,453,311	4.4%		$639,457
Shares remaining available for grant under the Conatus 2013 Equity Incentive Plan	3,952,895	11.9%		$1,739,274

Conatus 2020 Plan
Proposed shares available for issuance under the Conatus 2020 Plan(3)		%	$

(1)	Based on 33,170,487 shares of Conatus common stock outstanding as of January 31, 2020.
(2)	Based on the closing price of Conatus common stock on January 31, 2020, of $0.44 per share.
(3)

Does not include possible future increases to the share reserve under the evergreen provision of the Conatus ESPP. Pursuant to the evergreen provision, the Conatus ESPP will be subject to an annual increase on the first day of each calendar year during the initial ten-year term of the Conatus ESPP (with the last such increase to occur on January 1, 2023), equal to the lesser of (A) one percent of the number of shares of Conatus common stock outstanding (on an as-converted basis) on the final day of the immediately preceding calendar year, (B) 150,000 shares, and (C) such lesser number of shares of Conatus common stock as determined by Conatus’ board of directors.

(4)	In the event the Conatus 2020 Plan is approved by stockholders and becomes effective pursuant to its terms, no additional awards will be granted under the Conatus 2013 Plan.
(5)

Does not include possible future increases to the share reserve under the evergreen provision of the Conatus 2020 Plan. Pursuant to the evergreen provision, the Conatus 2020 Plan will be subject to an annual increase on the first day of each calendar year beginning with the January 1 of the calendar year immediately following the effectiveness of the Conatus 2020 Plan and ending with the last January 1 during the initial ten year term of the Conatus 2020 Plan, equal to the lesser of (A) five percent of the number of shares of Conatus common stock outstanding (on an as-converted basis) on the final day of the immediately preceding calendar year, and (B) such lesser number of shares of Conatus common stock as determined by Conatus’ board of directors.

In determining whether to approve the Conatus 2020 Plan, including the proposed share reserve under the Conatus 2020 Plan, the Conatus Board considered the following:

•

The purpose of the share reserve under the Conatus 2020 Plan is to provide the combined organization with appropriate capacity to issue equity compensation following the closing of the merger. Assuming the Conatus 2020 Plan is approved, and after giving effect to the Conatus Reverse Stock Split and the merger, the requested share reserve under the Conatus 2020 Plan is expected to represent approximately 7% of the outstanding Conatus common stock immediately following the merger. The shares proposed for the Conatus 2020 Plan should provide Conatus with the platform needed for continued growth, while managing program costs and share utilization levels within acceptable industry standards.

•

In determining the size of the share reserve under the Conatus 2020 Plan, the Conatus Board considered the substantial changes to the capitalization structure of Conatus that will occur as a result of the Conatus Reverse Stock Split and the Merger, which will have the effect of significantly diminishing the remaining share reserve under Conatus’s existing equity plans. In calendar years 2019, 2018 and 2017, Conatus’s annual equity burn rates (calculated by dividing the number of shares subject to equity awards granted during the year by the weighted-average number of shares outstanding during the applicable year) under Conatus’s equity plans were 14.4%, 3.1% and 6.1%, respectively (which numbers do not include any shares purchased under the Conatus ESPP).

•

Conatus expects the proposed aggregate share reserve under the Conatus 2020 Plan to provide Conatus with enough shares for awards for at least five years, assuming Conatus continues to grant awards consistent with Conatus’s current practices and historical usage, as reflected in its historical burn rate, assuming Conatus receives the maximum annual evergreen increases under the Conatus 2020 Plan during its ten-year term, and further dependent on the price of Conatus shares and hiring activity during the next few years, forfeitures of outstanding awards, and noting that the consummation of the Merger and future circumstances may require Conatus to change its current equity grant practices. Conatus cannot predict its future equity grant practices, the future price of Conatus shares or future hiring activity with any degree of certainty at this time, and the share reserve under the Conatus 2020 Plan could last for a shorter or longer time.

•

In fiscal years 2019, 2018 and 2017, Conatus’s end of year overhang rate (calculated by dividing (1) the sum of the number of shares subject to equity awards outstanding at the end of the calendar year plus shares remaining available for issuance for future awards at the end of the calendar year by (2) the number of shares outstanding at the end of the calendar year) was 20.2%, 18.8% and 18.1%, respectively (which numbers do not include any shares available for issuance under the Conatus ESPP).

•

If the Conatus 2020 Plan is approved, the merger is consummated and the Conatus Reverse Stock Split is implemented, Conatus expects the combined organization’s overhang at the end of 2020 will be approximately 7% (excluding any shares issuable pursuant to outstanding Histogen equity awards assumed by Conatus in connection with the merger or under the Conatus ESPP).

•	Following the closing of the merger, the Conatus 2020 Plan will be the only plan under which Conatus will be able to grant new equity awards (other than the Conatus ESPP).

In light of the factors described above, and the fact that the ability to continue to grant equity compensation is vital to Conatus’s ability to continue to attract and retain employees in the extremely competitive labor markets in which it competes, the Conatus Board has determined that the size of the share reserve under the Conatus 2020 Plan is reasonable and appropriate at this time. The Conatus Board will not create a subcommittee to evaluate the risk and benefits for issuing shares under the Conatus 2020 Plan (other than the Conatus ESPP).

New shares reserved for issuance under the Conatus 2020 Plan may be authorized but unissued shares or outstanding shares that may be reacquired by Conatus in the open market, in private transactions or otherwise.

The closing price of each Conatus’ common stock on January 31, 2020 was $0.44 per share.

Description of Conatus 2020 Plan

The following summarizes the material features of the Conatus 2020 Plan. This summary is qualified in its entirety by the full text of the Conatus 2020 Plan, a copy of which is attached as Annex E to this proxy statement/prospectus/information statement.

Types of Awards.

The Conatus 2020 Plan provides for the issuance of stock options, Stock appreciation rights (“SARs”), restricted stock, restricted stock units (“RSUs”), performance awards, stock payments and dividend equivalents to eligible participants, namely, employees, consultants, and non-employee directors of Conatus or its subsidiaries.

If shares of Conatus’ common stock issued subject to an outstanding award granted under the Conatus 2020 Plan or the Conatus 2013 Plan (but not the Histogen Plan) are forfeited, cancelled, exchanged or surrendered, or if such an award otherwise terminates or expires without a distribution of shares to the participant, in either case after the effective date of the Conatus 2020 Plan, the shares with respect to the affected award will become available for awards under the Conatus 2020 Plan. However, if shares are surrendered by a participant or withheld as payment of the exercise price in connection with any award granted under either of those plans, as well as any shares of common stock exchanged by a participant or withheld to satisfy tax withholding obligations related to such an award, will not be available for subsequent awards under the Conatus 2020 Plan. Upon the exercise of any award granted in tandem with any other awards under either plan, the related awards will be cancelled as to the number of shares to which the award is exercised, and that number of shares will no longer be available for grant under the Conatus 2020 Plan.

Administration.

The Conatus 2020 Plan will be administered by Conatus’ Compensation Committee, or such other committee or subcommittee of the Compensation Committee as Conatus’ board of directors may designate (the “Administrator”). The Administrator may interpret the Conatus 2020 Plan and award agreements, and has the authority to select the eligible participants to whom awards are to be granted, to determine the type or types of awards to be granted to any eligible participant, the number of awards to grant, the number of shares to be subject to those awards, and the terms and conditions of those awards, and to make all other determinations and decisions and to take all other actions necessary or advisable for the administration of the Conatus 2020 Plan. In its discretion, Conatus’ board of directors may at any time exercise any and all rights and duties of the Administrator under the Conatus 2020 Plan, except with respect to matters which are required to be determined in the discretion of the Compensation Committee by Rule 16b-3 under the Exchange Act or any successor rule, or any regulation or rules issued thereunder, or the rules of any securities exchange or automated quotation system on which shares of Conatus’ common stock are then listed, quoted or traded.

Options.

Conatus may grant non-qualified stock options and incentive stock options (“ISOs”) (within the meaning of Section 422 of the Code) under the Conatus 2020 Plan. The vesting and other terms and conditions of any options granted to an eligible participant will be set forth in an award agreement and, subject to the provisions of the Conatus 2020 Plan, will be determined by the Administrator. The exercise price of any option granted under the Conatus 2020 Plan must be at least equal to the fair market value of Conatus’ common stock on the date the option is granted (or 110% of that fair market value in the case of ISOs granted to stockholders who beneficially own ten percent or more of Conatus’ outstanding shares). The maximum term of an option granted under the Conatus 2020 Plan is ten years. The amount of ISOs that become exercisable for the first time in a particular year cannot exceed a value of $100,000, determined using the fair market value of the shares on the date of grant, per participant. No more than                  of shares of Conatus common stock may be issued pursuant to the exercise of incentive stock options awarded under the Conatus 2020 Plan.

Unless otherwise specified by the Administrator in the applicable award agreement, the portion of an option that is not exercisable at the time of a participant’s termination of service will automatically expire upon termination of service.

Restricted Stock and RSUs.

Conatus may also grant restricted stock and RSUs under the Conatus 2020 Plan. The Administrator will determine the purchase price, vesting schedule and performance goals, if any, applicable to the grant of restricted stock or RSUs. Unless otherwise determined by the Administrator, if these restrictions, performance goals or other conditions are not satisfied, the restricted stock and RSUs will be forfeited. Subject to the provisions of the Conatus 2020 Plan, and the applicable individual award agreement, the Administrator has the sole discretion to provide for the accelerated vesting or the removal of any or all of the restrictions with respect to any award of restricted stock or RSUs.

Unless otherwise specified by the Administrator in the applicable award agreement, restricted stock which is unvested at the time of participant’s termination of service will automatically be forfeited, or if a price was paid for restricted stock, repurchased by Conatus at a price equal to the lower of cost or such other amount specified in award agreement.

Unless otherwise determined by the Administrator, participants with restricted stock will generally have all of the rights of a stockholder during the restricted period, including the right to receive dividends declared with respect to such shares; however, dividends declared during the restricted period with respect to an award will only become payable if (and to the extent) that the underlying restricted stock vests. During the restricted period, participants with RSUs will generally not have any rights of a stockholder, unless the Administrator determines otherwise.

Stock Appreciation Rights.

Conatus may also grant SARs under the Conatus 2020 Plan. A SAR granted under the Conatus 2020 Plan entitles its holder to receive, at the time of exercise, an amount in cash determined by multiplying the difference obtained by subtracting the exercise price per share of the SAR from the fair market value of Conatus’ common stock on the date of exercise of the SAR by the number of shares of Conatus’ common stock with respect to which the SAR was exercised. Each SAR will be granted with an exercise price no less than the fair market value of Conatus’ shares of common stock on the date of grant, unless otherwise determined by the Administrator. Except as otherwise specified in the award agreement or as determined by the Administrator, the portion of a SAR which is not exercisable upon a holder’s termination of service will automatically expire at that time. The maximum term of all SARs granted under the Conatus 2020 Plan will be determined by the Administrator, but may not exceed ten years. The Administrator may determine to issue payment with respect to SARs in shares of common stock or cash, or any combination thereof.

Each SAR will vest and become exercisable at such time and subject to such terms and conditions as determined by the Administrator in the applicable SAR award agreement.

Dividend Equivalents.

Conatus may also grant dividend equivalents under the Conatus 2020 Plan. These awards represent the value of the dividends, if any, paid by Conatus on a share of its common stock, calculated with respect to the number of shares of common stock covered by the options, SARs, or other awards held by the participant.

Performance Awards.

Conatus may also grant performance awards under the Conatus 2020 Plan which will be based upon the attainment of specified performance goals established by the Administrator, and which relate to one or more performance criteria on a specified date or dates determined by the Administrator. The Administrator may determine to make payment with respect to performance awards in shares of common stock or cash, or any combination thereof.

Stock Payments.

Conatus may also grant stock payments under the Conatus 2020 Plan. The number or value of the shares of common stock underlying a stock payment award will be determined by the Administrator and may be based upon performance criteria or any other specific criteria as determined by the Administrator. Any shares of common stock underlying a stock payment award that is subject to vesting or other conditions will not be issued until those conditions have been satisfied. Unless otherwise provided by the Administrator, a holder of a stock payment award shall have no rights as a Conatus stockholder until such time as the stock payment has vested and the shares of common stock underlying the award have been issued to the participant. Stock payment awards may be issued in lieu of base salary, bonuses, fees or other cash compensation otherwise payable to a participant.

Equitable Adjustments.

In the event of a merger, consolidation, reclassification, recapitalization, spin-off, spin-out, repurchase, reorganization, special or extraordinary dividend or other extraordinary distribution (whether in the form of cash, common stock, or other property), stock split, reverse stock split, share subdivision or consolidation, combination or exchange of shares, or other change in corporate structure affecting the common stock, an equitable substitution or proportionate adjustment will be made in (i) the aggregate number of shares of Conatus’ common stock reserved for issuance under the Conatus 2020 Plan, and (ii) the kind and number of securities subject to, and any purchase price, exercise price or base price of, any outstanding awards granted under the Conatus 2020 Plan. In addition, the Administrator may provide, in its sole discretion, for the cancellation of any outstanding awards in exchange for the payment of cash or in-kind consideration having an aggregate fair market value equal to the fair market value of the shares of common stock, cash, or other property covered by that award, reduced by the aggregate exercise price or base price thereof, if any (or, if the exercise price or base price of any outstanding award is equal to or greater than the fair market value of the shares of common stock, cash or other property covered by that award, the Administrator may cancel that award without the payment of any consideration to the participant). Except to the extent determined by the Administrator, adjustments to incentive stock options will be made only to the extent not constituting a “modification” within the meaning of Section 424(h)(3) of the Code.

In the event of a payment of a dividend or distribution to the stockholders of Conatus (other than in the form of shares of common stock or regular, periodic cash dividends) that has a material effect on the fair market value of shares of Conatus’ common stock, or in the event of a stock dividend paid on shares of Conatus’ common stock, in each case, the payment of which constitutes an event requiring an equitable adjustment as described above (the fair market value per share of common stock of such dividend or distribution, the “Dividend”), with respect to outstanding options, the Administrator may (but is not required to) take the following action to perform the required equitable adjustment: (1) with respect to the vested portion of any outstanding option, cause Conatus to pay to the holder of that option the product of the Dividend and the number of shares of common stock underlying the vested portion of that option, and (2) with respect to each unvested portion of any outstanding option, cause Conatus to pay to the option holder the product of the Dividend and the number of shares of common stock underlying the unvested portion of that option within 15 days of that unvested portion of the option vesting (with any fractional share of common stock rounded down to the nearest whole share of common stock).

Change in Control.

In the event that a “change in control” (as defined below) occurs, the Administrator may, in its discretion, provide for acceleration of the exercisability and/or vesting of each or any outstanding award or portion thereof upon such conditions and to such extent as the Administrator determines. Additionally, the surviving, continuing, successor or purchasing corporation or other business entity or parent thereof may, without the consent of any participant, assume or continue Conatus’ rights and obligations under each or any award or portion thereof outstanding immediately prior to the change in control or substitute for each or any such outstanding award or portion thereof a substantially equivalent award with respect to the acquiring entity’s stock. Any award or portion thereof which is neither assumed nor continued by the acquiring entity in connection with the change in control, nor exercised as of the time of consummation of the change in control, will terminate and cease to be outstanding effective as of the time of consummation of the change in control. Notwithstanding the foregoing, shares of common stock acquired upon exercise of an award prior to the change in control and any consideration received pursuant to the change in control with respect to those shares will continue to be subject to all applicable provisions of the award agreement evidencing that award, except as provided in the applicable award agreement. The Administrator may also, in its discretion and without the consent of any participant, determine that, upon the occurrence of a change in control, each or any award or portion thereof outstanding immediately prior to the change in control and not previously exercised or settled will be cancelled in exchange for a payment with respect to each vested share (and each unvested share, if so determined by the Administrator) subject to that cancelled award in cash, shares of common stock, or other property in an amount equal to the fair market value of the consideration to be paid per share of common stock in the change of control, reduced (but not below zero) by the exercise or purchase price per share, if any, under that award.

Definition of Change in Control.

For purposes of the Conatus 2020 Plan, a “change in control” will mean, in summary, the first to occur of the following events:

•

a person or entity becomes the beneficial owner of more than 50% of the voting power of Conatus (not counting equity securities acquired directly from Conatus or an affiliate), other than in a transaction described in clause (A) of the second bullet point below;

•

the date on which individuals who serve on Conatus’ board of directors when the Conatus 2020 Plan becomes effective, together with any new director (other than a director whose initial assumption of office is directly connected with an actual or threatened election contest) whose appointment or election by Conatus’ board of directors or nomination for election by Conatus’ stockholders was approved or recommended by a vote of at least two-thirds of the directors then still in office who either were directors when the Conatus 2020 Plan became effective or whose appointment, election or nomination for election was previously so approved or recommended, cease to constitute a majority of the number of directors serving on Conatus’ board of directors;

•

a merger or consolidation of Conatus or any of its subsidiaries, other than (A) a merger or consolidation that results in Conatus’ voting securities continuing to represent 50% or more of the combined voting power of the surviving entity or any parent thereof, and following which the Conatus directors serving immediately prior to the merger or consolidation represent at least a majority of the board of directors of the surviving entity or its ultimate parent, or (B) a merger or consolidation effected to implement a recapitalization (or re-domestication of Conatus or to form a holding company or any similar transaction), in which no person is or becomes the beneficial owner of voting securities representing more than 50% of the combined voting power of Conatus;

•	stockholder approval of a plan of complete liquidation or dissolution of Conatus; or

•

the consummation of an agreement for the sale or disposition of all or substantially all of Conatus’ assets, other than a sale or disposition to an entity, more than 50% of the combined voting power of which is owned by Conatus’ stockholders in substantially the same proportions as their ownership of Conatus immediately prior to the sale, or a sale or disposition to an entity in which Conatus directors serving immediately prior to the sale or disposition represent at least a majority of the board of directors of the acquiring entity or its ultimate parent.

However, a change in control will not be deemed to have occurred as a result of any transaction or series of integrated transactions following which Conatus’ stockholders, immediately prior thereto, hold immediately afterward the same proportionate equity interests in the entity that owns all or substantially all of Conatus’ assets.

Tax Withholding.

Conatus or any subsidiary has the authority to deduct or withhold, or require a holder of an award to remit to Conatus, an amount sufficient to satisfy federal, state, local and foreign taxes required by law to be withheld with respect to any taxable event concerning the holder arising under the Conatus 2020 Plan. The Administrator will determine the methods by which a holder will make payments with respect to tax withholding obligations with respect to any awards under the Conatus 2020 Plan. Without limiting the foregoing, the Administrator may, in its discretion, withhold or allow a holder to elect to have Conatus withhold, shares of common stock otherwise issuable under an award (or allow the surrender of shares of common stock).

Amendment and Termination of the Conatus 2020 Plan.

The Conatus 2020 Plan grants Conatus’ board of directors and the Compensation Committee with authority to amend, modify, suspend or terminate the Conatus 2020 Plan, but no such action may impair the rights of any participant without the participant’s consent, and stockholder approval must be obtained if it is taken to increase number of shares available for issuance under the Conatus 2020 Plan or the number of shares which may be issued pursuant to exercise of ISOs or as otherwise required by applicable law.

Repricing.

The Administrator has the authority, without the approval of the stockholders of Conatus, to amend any outstanding stock option or SAR under the Conatus 2020 Plan to reduce its price per share or cancel any stock option or SAR in exchange for cash or another award when the stock option or SAR price per share exceeds the fair market value of the underlying shares.

Conatus 2020 Plan Term.

The Conatus 2020 Plan will expire on                 , 2030, the tenth (10th) anniversary of the date Conatus’ board of directors adopted the Conatus 2020 Plan. No awards may be granted after that date under the plan, although awards granted before that time will remain outstanding in accordance with their terms.

Clawback.

If Conatus is required to prepare a financial restatement due to the material non-compliance with any financial reporting requirement, then the Administrator may require any officer whom Conatus’ board of directors has determined is subject to the reporting requirements of Section 16 of the Exchange Act to repay or forfeit to Conatus that part of the cash or equity incentive compensation received by that officer during the preceding three years that the Administrator determines was in excess of the amount that that officer would have received had the cash or equity incentive compensation been calculated based on the financial results reported in the restated financial statement. The Administrator may take into account any factors it deems reasonable in determining whether to seek recoupment of previously paid cash or equity incentive compensation and how much of such compensation to recoup from each such officer (which need not be the same amount or proportion for each such officer).

United States Federal Income Tax Consequences

The following summarizes certain United States federal income tax consequences of awards granted under the Conatus 2020 Plan. It does not purport to be a complete description of all applicable rules, and those rules (including those summarized here) are subject to change.

Non-Qualified Stock Options.

A participant who has been granted a non-qualified stock option will not recognize taxable income upon the grant of a non-qualified stock option. Rather, at the time of exercise of such non-qualified stock option, the participant will recognize ordinary income for income tax purposes in an amount equal to the excess of the fair market value of the shares of common stock purchased over the exercise price. Conatus generally will be entitled to a tax deduction at such time and in the same amount that the participant recognizes ordinary income. If shares of common stock acquired upon exercise of a non-qualified stock option are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of such shares on the date of such exercise will generally be taxable as long-term or short-term capital gain or loss (if the shares are a capital asset of the participant) depending upon the length of time such shares were held by the participant.

Incentive Stock Options.

A participant who has been granted an incentive stock option will not realize taxable income at the time of grant, and Conatus will not be entitled to a tax deduction at that time. The exercise of an incentive stock option will not result in taxable income to the participant provided that the participant was, without a break in service, an employee of Conatus or a subsidiary during the period beginning on the date of the grant of the option and ending on the date three months prior to the date of exercise (one year prior to the date of exercise if the participant is disabled). The excess of the fair market value of the shares of common stock at the time of the exercise of an incentive stock option over the exercise price is included in calculating the participant’s alternative minimum taxable income for the tax year in which the incentive stock option is exercised unless the participant disposes of the shares in the year of exercise. If the participant does not sell or otherwise dispose of the shares within two years from the date of the grant of the incentive stock option or within one year after the transfer of such shares to the participant, then, upon disposition of such shares, any amount realized in excess of the exercise price will be taxed to the participant as capital gain and Conatus will not be entitled to a corresponding tax deduction. The participant will generally recognize a capital loss to the extent that the amount realized is less than the exercise price. If the foregoing holding period requirements are not met, the participant will generally realize ordinary income at the time of the disposition of the shares in an amount equal to the lesser of (i) the excess of the fair market value of the shares on the date of exercise over the exercise price or (ii) the excess, if any, of the amount realized upon disposition of the shares over the exercise price, and Conatus will be entitled to a corresponding tax deduction. Any amount realized in excess of the value of the shares on the date of exercise will be capital gain. If the amount realized is less than the exercise price, the participant will not recognize ordinary income, and the participant will generally recognize a capital loss equal to the excess of the exercise price over the amount realized upon the disposition of the shares.

Stock Appreciation Rights.

A participant who is granted an SAR generally will not recognize ordinary income upon receipt of the SAR. Rather, at the time of exercise of such SAR, the participant will recognize ordinary income for income tax purposes in an amount equal to the value of any cash received and the fair market value on the date of exercise of any shares of common stock received. Conatus generally will be entitled to a tax deduction at such time and in the same amount, if any, that the participant recognizes as ordinary income. The participant’s tax basis in any shares of common stock received upon exercise of an SAR will be the fair market value of the shares of common stock on the date of exercise, and if the shares are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of such shares on the date of exercise will generally be taxable as long-term or short-term capital gain or loss (if the shares are a capital asset of the participant) depending upon the length of time such shares were held by the participant.

Restricted Stock and Stock Payments.

A participant generally will not be taxed upon the grant of restricted stock, but rather will recognize ordinary income in an amount equal to the fair market value of the shares of common stock at the earlier of the time the shares become transferable or are no longer subject to a substantial risk of forfeiture (within the meaning of the Code). Conatus generally will be entitled to a deduction at the time when, and in the amount that, the participant recognizes ordinary income on account of the lapse of the restrictions. A participant’s tax basis in the shares of common stock will equal their fair market value at the time the restrictions lapse, and the participant’s holding period for capital gains purposes will begin at that time. Any cash dividends paid on the shares of common stock before the restrictions lapse will be taxable to the participant as additional compensation and not as dividend income, unless the individual has made an election under Section 83(b) of the Code. Under Section 83(b) of the Code, a participant may elect to recognize ordinary income at the time the restricted stock is awarded in an amount equal to its fair market value at that time, notwithstanding the fact that such stock is subject to restrictions or transfer and a substantial risk of forfeiture. If such an election is made, no additional taxable income will be recognized by such participant at the time the restrictions lapse, the participant will have a tax basis in the shares of common stock equal to their fair market value on the date of their award, and the participant’s holding period for capital gains purposes will begin at that time. Conatus generally will be entitled to a tax deduction at the time when, and to the extent that, ordinary income is recognized by such participant. To the extent Stock Payments are granted in the form of options or SARs, the tax treatment of such awards will be as described above with respect to options or SARs, as applicable.

Restricted Stock Units, Dividend Equivalents and Performance Awards.

In general, the grant of RSUs, Dividend Equivalents and Performance Awards will not result in income for the participant or in a tax deduction for Conatus. Upon the settlement of such an award in cash or shares of common stock, the participant will recognize ordinary income equal to the aggregate value of the payment received, and Conatus generally will be entitled to a tax deduction at the same time and in the same amount. To the extent Performance Awards are granted in the form of options or SARs, the tax treatment of such awards will be as described above with respect to options or SARs, as applicable.

New Plan Benefits.

Future grants under the Conatus 2020 Plan will be made at the discretion of the Administrator and, accordingly, are not yet determinable. In addition, benefits under the Conatus 2020 Plan will depend on a number of factors, including the fair market value of Conatus’ common stock on future dates and the exercise decisions made by participants. Consequently, at this time, it is not possible to determine the future benefits that might be received by participants receiving discretionary grants under the Conatus 2020 Plan. Non-employee directors of the combined organization are, however, expected to receive equity compensation, although the amount of such compensation has not yet been determined.

Required Vote

Assuming that a quorum is present at the special meeting, approval of this Proposal No. 3 requires the affirmative vote of the majority of the votes cast (meaning the number of shares voted “FOR” the proposal must exceed the number of shares voted “AGAINST” the proposal). Abstentions from voting on the proposal and broker non-votes will not be counted as votes cast and accordingly will have no effect upon the outcome of this proposal.

CONATUS’ BOARD OF DIRECTORS RECOMMENDS THAT CONATUS’ STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 3 TO APPROVE THE CONATUS 2020 INCENTIVE AWARD PLAN. PROPOSAL NO. 3 IS CONDITIONED UPON THE APPROVAL OF EACH OF PROPOSAL NOS. 1 AND 2.

Proposal No. 4: Advisory Vote on Merger Related Compensation

Section 14A of the Exchange Act and Rule 14a-21(c) under the Exchange Act require that Conatus seek a nonbinding advisory vote from its stockholders to approve the compensation that will be paid or may become payable to Conatus’ named executive officers in connection with the merger. For further information, see the section entitled “The Merger—Interests of the Conatus Directors and Executive Officers in the Merger—Conatus Named Executive Officer Golden Parachute Compensation” beginning on page 127 of this proxy statement/prospectus/information statement. As required by these provisions, Conatus is asking its stockholders to vote on the adoption of the following resolution:

“RESOLVED, that the compensation that will be paid or may become payable to Conatus’ named executive officers in connection with the merger, as disclosed in the table entitled “Conatus Named Executive Officer Golden Parachute Compensation” pursuant to Item 402(t) of Regulation S-K, including the associated narrative discussion, and the agreements or understandings pursuant to which such compensation will be paid or may become payable, are hereby APPROVED.”

As this vote is advisory, it will not be binding upon Conatus’ board of directors or compensation committee and neither the board of directors nor the compensation committee will be required to take any action as a result of the outcome of this vote. Approval of this proposal is not a condition to completion of the merger. The vote with respect to this proposal is an advisory vote and will not be binding on Conatus or Histogen. Therefore, regardless of whether Conatus stockholders approve this proposal, if the merger is approved by the stockholders and completed, the merger-related compensation will still be paid to such named executive officers to the extent payable in accordance with the terms of such compensation contracts and arrangements.

Required Vote

Assuming that a quorum is present at the special meeting, approval of this proposal requires the affirmative vote of the majority of the votes cast (meaning the number of shares voted “FOR” the proposal must exceed the number of shares voted “AGAINST” the proposal). Abstentions from voting on the proposal and broker non-votes will not be counted as votes cast and accordingly will have no effect upon the outcome of the proposal.

CONATUS’ BOARD OF DIRECTORS RECOMMENDS THAT CONATUS’ STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 4 TO APPROVE, ON A NON-BINDING, ADVISORY BASIS, THE “CONATUS NAMED EXECUTIVE OFFICER GOLDEN PARACHUTE COMPENSATION.”

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy to vote shares “FOR” the approval, on a non-binding, advisory basis, of the compensation that will be paid or may become payable to Conatus’ named executive officers in connection with the merger.

Proposal No. 5: Approval of Possible Adjournment of the Conatus Special Meeting

If Conatus fails to receive a sufficient number of votes to approve Proposal Nos. 1, 2 or 3, Conatus may propose to adjourn the Conatus special meeting, for a period of not more than 30 days, for the purpose of soliciting additional proxies to approve Proposal Nos. 1, 2 or 3. Conatus currently does not intend to propose adjournment at the Conatus special meeting if there are sufficient votes to approve Proposal Nos. 1, 2 and 3. The affirmative vote of the holders of a majority of the shares of Conatus’ common stock having voting power present in person or represented by proxy at the Conatus Special Meeting is required to approve the adjournment of the Conatus Special Meeting for the purpose of soliciting additional proxies to approve Proposal Nos. 1, 2 or 3.

CONATUS’ BOARD OF DIRECTORS RECOMMENDS THAT CONATUS’ STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 5 TO ADJOURN THE SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF PROPOSAL NOS. 1, 2 OR 3. EACH OF PROPOSAL 1 AND 2 ARE CONDITIONED UPON EACH OTHER AND THE APPROVAL OF EACH SUCH PROPOSAL IS REQUIRED TO CONSUMMATE THE MERGER.

CONATUS BUSINESS

Overview

Conatus is a biotechnology company that has been focused on the development and commercialization of novel medicines to treat chronic diseases with significant unmet need. Conatus has been developing emricasan, an orally active pan-caspase inhibitor, for the treatment of patients with chronic liver disease. Emricasan is designed to reduce the activities of human caspases, which are enzymes that mediate inflammation and apoptosis. Conatus has also been developing CTS-2090, an orally active selective caspase inhibitor, for diseases involving inflammasome pathways.

In June 2019, Conatus announced that top-line results from its ENCORE-LF clinical trial of emricasan did not meet the primary endpoint. The ENCORE-LF trial was the third and last of its ENCORE clinical trials, which tested emricasan in NASH patients with varying degrees for fibrosis or cirrhosis. The two prior trials, the ENCORE-PH and ENCORE-NF trials, also failed to meet the primary endpoint in each study. In connection with the emricasan trial results, Conatus began discontinuing development activities for emricasan, as well as its inflammasome disease product candidate, CTS-2090.

Conatus also commenced a restructuring plan in June 2019 that included reducing staff by approximately 40% and suspending development of CTS-2090 and a restructuring plan in September 2019 that included reducing staff by another approximately 40% in order to extend Conatus’ resources. In addition, Conatus engaged a financial advisor to assist in the exploration and evaluation of strategic alternatives to enhance shareholder value, including a merger, an acquisition or sale of assets or a dissolution and liquidation of the company.

In September 2019, Conatus and Novartis Pharma AG, or Novartis, entered into an amendment to the Option, Collaboration and License Agreement entered into between Conatus and Novartis in December 2016, or the Collaboration Agreement, pursuant to which they mutually agreed to terminate the Collaboration Agreement. Under the Collaboration Agreement, Conatus granted Novartis an exclusive license for the global development and commercialization of emricasan.

On January 28, 2020, Conatus, Merger Sub, and Histogen entered into a Merger Agreement, pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Histogen, with Histogen continuing as Conatus’ wholly owned subsidiary and the surviving corporation of the merger. If the merger is completed, the business of Conatus will become the business of Histogen as described in this proxy statement/prospectus under the caption “Histogen Business.”

If the merger is not completed, Conatus will reconsider its strategic alternatives and could pursue one of the following courses of action, which Conatus currently believes to be the most likely alternatives if the merger with Histogen is not completed:

•	Pursue another strategic transaction. Conatus may resume its process of evaluating a potential merger, reorganization or other business combination transaction.

•

Pursue development of CTS-2090 or emricasan. Conatus may re-initiate development of CTS-2090, which is a pre-IND product candidate for inflammatory diseases or of emricasan, for which Conatus would expect to pursue orphan indications.

•

Dissolve and liquidate its assets. If Conatus does not believe it can find a suitable alternate merger partner in the near-term, Conatus may dissolve and liquidate its assets. Conatus would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims, and there can be no assurances as to the amount or timing of available cash remaining to distribute to stockholders after paying the Conatus obligations and setting aside funds for reserves.

Until the proposed merger with Histogen is completed, Conatus cannot predict whether or to what extent it might resume development activities, or what its future cash needs would be for any such activities.

Emricasan

Emricasan is a proprietary and orally active caspase protease inhibitor designed to slow or halt the progression of chronic liver disease caused by fibrosis and cirrhosis. Emricasan has also been extensively profiled in in vitro tests and studied in many preclinical models of human disease. Preclinical studies and clinical trials yielded results that suggested emricasan may have clinical utility in slowing the progression of liver disease regardless of the original cause of the disease. To date, emricasan has been administered to over 1,000 subjects in eight completed Phase 1 and twelve completed Phase 2 clinical trials and has been generally well-tolerated in both healthy volunteers and patients with liver disease. Conatus most recently completed three EmricasaN, a Caspase inhibitOR, for Evaluation Phase 2b clinical trials, or the ENCORE trials, designed to provide further information on doses leading to clinically relevant efficacy, including improvement in severe portal hypertension and hepatic function in patients with NASH cirrhosis and improvement in biopsy-proven fibrosis and inflammation in patients with NASH fibrosis.

In November 2016, Conatus initiated the ENCORE-PH clinical trial, a randomized, double-blind, placebo-controlled Phase 2b clinical trial to evaluate the effect of emricasan in reducing hepatic venous pressure gradient (“HVPG”), in approximately 240 compensated or early decompensated NASH cirrhosis patients with severe portal hypertension, established by baseline HVPG values of 12 mmHg or higher. Patients were randomized 1:1:1:1 to receive 5 mg of emricasan, 25 mg of emricasan, 50 mg of emricasan, or placebo twice daily for 24 weeks. The primary endpoint was the mean change in HVPG from week 0 to week 24 for each dosing group compared with placebo. In December 2018, Conatus announced the trial did not meet its primary endpoint.

In January 2016, Conatus initiated the ENCORE-NF clinical trial, a Phase 2b clinical trial to evaluate emricasan’s potential long-term benefits for patients with liver fibrosis resulting from NASH. This randomized, double-blind, placebo-controlled clinical trial evaluated the effect of emricasan in reducing fibrosis and steatohepatitis in approximately 330 patients with NASH fibrosis, but not cirrhosis. Patients were randomized 1:1:1 to receive 5 mg of emricasan, 50 mg of emricasan, or placebo twice daily for 72 weeks. The primary endpoint was a biopsy-based one point or greater improvement in NASH Clinical Research Network fibrosis score compared with placebo at week 72, with no worsening of steatohepatitis. In March 2019, Conatus announced the trial did not meet the primary endpoint.

In May 2017, Conatus initiated the ENCORE-LF clinical trial, a randomized, double-blind, placebo-controlled Phase 2b clinical trial to evaluate emricasan in approximately 210 patients with decompensated NASH cirrhosis. Patients were randomized 1:1:1 to receive 5 mg of emricasan, 25 mg of emricasan, or placebo twice daily for at least 48 weeks. The primary endpoint was event-free survival for each treatment group compared with the placebo group. In June 2019, Conatus announced the trial did not meet the primary endpoint.

In May 2017, Novartis exercised its option under the Option, Collaboration and License Agreement, or the Collaboration Agreement, Conatus entered into with Novartis in December 2016. Pursuant to such exercise, Conatus granted Novartis an exclusive, worldwide license to Conatus’ intellectual property rights relating to emricasan to collaborate with Conatus for the global development and commercialization of products containing emricasan either as a single active ingredient or in combination with other Novartis compounds for liver cirrhosis or liver fibrosis, including but not limited to Farnesoid X receptor agonists that Novartis is currently developing for the treatment of chronic liver diseases.

In June 2019, Conatus announced that top-line results from its ENCORE-LF clinical trial of emricasan did not meet its primary endpoint, and, Conatus and its partner, Novartis had no further plans for emricasan and in September 2019, Conatus and Novartis entered into an amendment to the Collaboration Agreement, pursuant to which they mutually agreed to terminate the Collaboration Agreement.

CTS-2090

Inflammasomes are a collection of large multiprotein structures responsible for the activation of inflammatory responses. There are six known inflammasome subtypes - NLRP1, NLRP3, NLRC4, NLRP6, AIM2 and IFI 16 - that respond to different stimuli. A primary function of the inflammasomes is to generate active caspase 1 from procaspase 1 in response to various pathogens and other stimuli. The ultimate products produced by the activation of caspase 1 are highly pro-inflammatory cytokines, IL-1ß and IL-18. In addition, caspase 1 initiates pyroptosis, a highly inflammatory form of cell death, through the cleavage of gasdermin D.

The NLRP3 inflammasome pathway, for example, is dependent upon caspase 1, which activates IL-1ß. As such, caspase 1 occupies a uniquely central position in the inflammasome pathway, and Conatus has leveraged its scientific expertise in caspase research and development to design potent, selective and orally bioavailable inhibitors of caspase 1. Excess IL-1ß has been linked to a variety of diseases including rare genetic inflammatory diseases, cancer, liver and other gastrointestinal diseases, and cardiovascular diseases. Inhibition of IL-1ß is a clinically validated approach to treating inflammatory diseases, with several injectable biologic products using that mechanism of action already on the market. Currently, there are marketed biologic treatments directed at blocking IL-1ß activity, but to Conatus’ knowledge, there are no approved small molecules specifically targeted at reducing IL-1ß activation. Conatus believes an effective, oral caspase 1 inhibitor could have impact across a number of inflammasome-related diseases.

Conatus has assembled an internal development program containing proprietary portfolio of orally active molecules that inhibit inflammasome pathways and the activation of the potent inflammatory cytokine interleukin-1ß, or IL-1ß. In March 2019, Conatus announced the selection of its first internally developed product candidate, CTS-2090, based on the product candidate’s preclinical profile, including oral availability and high selectivity for caspase 1, and drug-like properties. In connection with the emricasan trial results and Conatus’ decision to pursue strategic alternatives, Conatus discontinued development of CTS-2090 in June 2019.

Competition

The biopharmaceutical industry is characterized by intense competition and rapid innovation. Although Conatus believes that it holds a leading position in its understanding of caspase inhibition related to liver disease, its competitors may be able to develop other compounds or drugs that are able to achieve similar or better results. Potential competitors include major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies and universities and other research institutions. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Conatus believes the key competitive factors that will affect the development and commercial success of its product candidates are efficacy, safety and tolerability profile, reliability, convenience of dosing, price and reimbursement.

Material Contracts

Pfizer Inc.

In July 2010, Conatus entered into a Stock Purchase Agreement with Pfizer pursuant to which Conatus acquired all of the outstanding capital stock of Idun, a wholly-owned subsidiary of Pfizer at the time, in consideration for an upfront payment of $250,000 and a promissory note in the principal amount of $1.0 million. In July 2013, the promissory note was amended to become convertible into shares of Conatus common stock following the completion of its initial public offering, at the option of the holder, at a price per share equal to the fair market value of Conatus common stock on the date of conversion. Conatus had the right to prepay the promissory note at any time, and in January 2017, Conatus voluntarily prepaid the entire balance of the principal and accrued interest of the promissory note. The promissory note bore interest at a per annum interest rate equal to 7%, compounded quarterly, and interest was payable on a quarterly basis during the term of the promissory note. Pursuant to the Stock Purchase Agreement, Conatus will be required to make additional payments to Pfizer totaling $18.0 million upon the achievement of specified regulatory milestones relating to emricasan.

Idun Distribution Agreement

In January 2013, Conatus conducted a spin-off of its subsidiary Idun, which Conatus had acquired from Pfizer in the transaction described above, to Conatus stockholders at that time. Immediately prior to the spin-off, all rights relating to emricasan were distributed to Conatus pursuant to a distribution agreement.

Novartis Pharma AG

In December 2016, Conatus entered into the Collaboration Agreement with Novartis, pursuant to which Conatus granted Novartis an exclusive option to collaborate with Conatus to develop products containing emricasan. In May 2017, Novartis exercised its option under the Collaboration Agreement. Pursuant to such exercise, Conatus granted Novartis an exclusive, worldwide license to its intellectual property rights relating to emricasan to collaborate with Conatus for the global development and commercialization of products containing emricasan either as a single active ingredient or in combination with other Novartis compounds for liver cirrhosis or liver fibrosis, for the treatment, diagnosis and prevention of disease in all indications in humans. The license became effective upon Conatus’ receipt of a $7.0 million option exercise payment in July 2017. In September 2019, Conatus and Novartis entered into an amendment to the Collaboration Agreement, pursuant to which they mutually agreed to terminate the Collaboration Agreement.

Under the Collaboration Agreement, Conatus was responsible for completing the three ENCORE trials. Conatus shared the costs of these three trials equally with Novartis. In addition, until the completion of the three Phase 2b trials, Conatus and Novartis were to share the costs of the non-treatment observational study that will follow patients from the three ENCORE Phase 2b trials and the previously completed Phase 2b POLT-HCV-SVR trial. After the completion of the three ENCORE Phase 2b trials, Novartis would have assumed 100% of the observational study costs. Novartis was also responsible for 100% of certain expenses for required registration-supportive nonclinical activities. Novartis was responsible for Phase 3 development of products containing only emricasan as an active ingredient, or Emricasan Only Products, and all development for products containing emricasan and one or more other Novartis active ingredients, or Combination Products. Emricasan Only Products and Combination Products are collectively referred to as Emricasan Products. A joint steering committee comprised of senior personnel from Conatus and Novartis oversaw the collaboration, development and commercialization of the Emricasan Products. Pursuant to the terms of termination, Novartis and Conatus shared the costs of the Phase 2b trials equally until December 31, 2019 and Novartis will pay up to $150,000 for its share of the costs of the Phase 2b trials, if any, in 2020.

Pursuant to the Collaboration Agreement, Conatus received an upfront payment of $50.0 million and the option exercise payment of $7.0 million from Novartis. Conatus was eligible to receive up to an aggregate of $650.0 million in milestone payments over the term of the Collaboration Agreement, contingent on the achievement of certain development, regulatory and commercial milestones. Novartis would have been required to pay Conatus tiered royalties ranging from the high-teens to the high-twenties as a percentage of net sales of Emricasan Only Products, and tiered royalties ranging from the high-single digits to the mid-teens as a percentage of net sales of Combination Products, subject to reduction in certain cases. After the initiation of the first Phase 3 clinical trial for an Emricasan Product, Conatus had an option to elect to enter into a co-commercialization agreement with Novartis under which Conatus was eligible receive up to 30% of the commercial profits less the same percentage of the commercial losses for Emricasan Products in the United States, subject to certain reductions in milestone and royalty payments. As a result of the termination of the Collaboration Agreement, Conatus will not receive any future milestone, royalty or profit and loss sharing payments under the Collaboration Agreement.

Concurrent with the entry into the Collaboration Agreement, Conatus entered into an Investment Agreement with Novartis, or the Investment Agreement, whereby Conatus agreed to sell and Novartis agreed to purchase, convertible promissory notes, in one or two closings, for an aggregate principal amount of up to $15.0 million. In February 2017, Conatus issued a convertible promissory note, or the Novartis Note, in the principal amount of

$15.0 million, pursuant to the Investment Agreement. The maturity date of the Novartis Note was December 31, 2019, and it bore interest on the unpaid principal balance at a rate of 6% per annum. In December 2018, Conatus, at its option, converted the entire outstanding principal of $15.0 million and accrued and unpaid interest of the Novartis Note into 2,882,519 shares of Conatus common stock. Pursuant to the terms of the Novartis Note, the principal and accrued and unpaid interest converted into shares of Conatus common stock at a conversion price equal to 120% of the 20-day trailing average closing price per share of the common stock immediately prior to the conversion date.

Intellectual Property

The proprietary nature of, and protection for, Conatus’ product candidates and discovery programs and know-how are important to its business. Conatus has sought patent protection in the United States and internationally for emricasan, crystalline forms of emricasan and certain methods of treatment with emricasan. In addition, Conatus has patent protection covering certain other preclinical stage compounds. Conatus’ policy is to pursue, maintain and defend patent rights whether developed internally or licensed from third parties and to protect the technology, inventions and improvements that are commercially important to the development of its business.

Conatus’ commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of its current and future product candidates and the methods used to develop and manufacture them, as well as successfully defending these patents against third-party challenges. Conatus’ ability to stop third parties from making, using, selling, offering to sell or importing its products depends on the extent to which it has rights under valid and enforceable patents that cover these activities. Conatus cannot be sure that patents will be granted with respect to any of its pending patent applications or with respect to any patent applications filed by it in the future, nor can it be sure that any of its existing patents or any patents that may be granted to it in the future will be commercially useful in protecting its product candidates, discovery programs and processes. For this and more comprehensive risks related to Conatus’ intellectual property, please see “Risk Factors—Risks Related to Conatus’ Intellectual Property.”

Conatus’ patent portfolio includes patents directed to crystalline forms of emricasan. As of December 31, 2019, Conatus had received one United States patent and corresponding foreign patents directed to crystalline forms of emricasan. Foreign patents have been granted in Australia, Canada, China, Denmark, France, Germany, Great Britain, Greece, Hong Kong, Ireland, Israel, Italy, Japan, Mexico, Netherlands, Portugal, Romania, Singapore, South Korea, Spain, Sweden, Switzerland, Taiwan and Turkey. Conatus expects that the crystalline forms and methods of use patent, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, will expire in 2028 (United States) and 2027 (international). It is possible that the term of a crystalline forms patent in the United States could be extended up to five additional years under the provisions of the Hatch-Waxman Act. Patent term extension may be available in certain foreign countries upon regulatory approval. Conatus’ patent portfolio also includes patent applications directed to composition of matter and methods of use for its internally developed caspase inhibitors, including CTS-2090.

Government Regulation

Government authorities in the United States (at the federal, state and local level) and in other countries extensively regulate, among other things, the research, development, testing, manufacturing, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug products such as those Conatus develops. Emricasan, CTS-2090 and any other product candidates that Conatus develops must be approved by the FDA before they may be legally marketed in the United States and by the appropriate foreign regulatory agency before they may be legally marketed in foreign countries.

United States Drug Development Process

In the United States, the FDA regulates drugs under the Federal Food, Drug and Cosmetic Act, (“FDCA”), and implementing regulations. Drugs are also subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable United States requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. FDA sanctions could include, among other actions, refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on Conatus. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

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completion of extensive preclinical laboratory tests, preclinical animal studies and formulation studies in accordance with applicable regulations, including the FDA’s Good Laboratory Practice, or GLP, regulations;

•	submission to the FDA of an IND, which must become effective before human clinical trials may begin;

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performance of adequate and well-controlled human clinical trials in accordance with applicable regulations, including the FDA’s current good clinical practice regulations, or GCPs, to establish the safety and efficacy of the proposed drug for its proposed indication;

•	submission to the FDA of a new drug application, or NDA, for a new drug product;

•	a determination by the FDA within 60 days of its receipt of an NDA to accept the NDA for filing and review;

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satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the drug is produced to assess compliance with the FDA’s cGMP, which are regulations to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

•	potential FDA audit of the preclinical and/or clinical trial sites that generated the data in support of the NDA; and

•	FDA review and approval of the NDA.

Before testing any compounds with potential therapeutic value in humans, a product candidate enters the preclinical testing stage. Preclinical tests include laboratory evaluations of drug chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and activity of the product candidate. The conduct of the preclinical tests must comply with federal regulations and requirements including GLPs. The sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of an IND. An IND is a request for authorization from the FDA to administer an investigational drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for human studies. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions regarding the proposed clinical trials and places the IND on clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a product candidate at any time before or during clinical trials due to safety concerns or non-compliance. Accordingly, Conatus cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate such trials.

Clinical trials involve the administration of the product candidate to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the clinical trial sponsor’s control, in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Further, each clinical trial must be reviewed and approved by an independent institutional review board, or IRB, at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers issues such as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. There are also requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

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Phase 1: The drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion, the side effects associated with increasing doses, and if possible, to gain early evidence of effectiveness. In the case of some drugs for severe or life-threatening diseases, especially when the drug may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

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Phase 2: The drug is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the drug for specific targeted diseases or conditions and to determine dosage tolerance, optimal dosage and dosing schedule. Phase 2 clinical trials can be further divided into Phase 2a and Phase 2b clinical trials. Phase 2a clinical trials are typically smaller and shorter in duration and generally consist of patient exposure-response trials, which focus on proving the hypothesized mechanism of action. Phase 2b clinical trials are typically higher enrolling and longer in duration and generally consist of patient dose-ranging trials, which focus on finding the optimum dose at which the drug shows clinical benefit with minimal side effects.

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Phase 3: Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the drug and provide an adequate basis for drug approval. Generally, two adequate and well-controlled Phase 3 clinical trials are required by the FDA for approval of an NDA. Phase 3 clinical trials usually involve several hundred to several thousand participants.

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Phase 4 or post-approval studies: Clinical trials may be conducted after initial marketing approval. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 studies.

The FDCA permits the FDA and an IND sponsor to agree in writing on the design and size of clinical trials intended to form the primary basis of a claim of effectiveness in an NDA. This process is known as a Special Protocol Assessment, or SPA. An SPA agreement may not be changed by the sponsor or the FDA after the clinical trial begins except with the written agreement of the sponsor and the FDA, or if the FDA determines that a substantial scientific issue essential to determining the safety or effectiveness of the drug was identified after the testing began. For certain types of protocols, including carcinogenicity protocols, stability protocols and Phase 3 protocols for clinical trials that will form the primary basis of an efficacy claim, the FDA has agreed under its performance goals associated with the Prescription Drug User Fee Act, (“PDUFA”), to provide a written response on most protocols within 45 days of receipt. However, the FDA does not always meet its PDUFA goals, and additional FDA questions and resolution of issues leading up to an SPA agreement may result in the overall SPA process being much longer, if an agreement is reached at all.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events or any finding from tests in laboratory animals that suggests a significant risk for human subjects. Phase 1, Phase 2 and Phase 3 clinical trials may fail to be completed successfully within any specified period, if at all. The FDA, the IRB or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or data monitoring committee. This group provides authorization for whether or not a trial may move forward at designated checkpoints based on access to certain data from the clinical trial. A trial may also be suspended or terminated based on evolving business objectives and/or competitive climate.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the drug in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

FDA Review and Approval Processes

The results of drug development, preclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of a drug, proposed labeling and other relevant information, are submitted to the FDA as part of an NDA requesting approval to market the drug. The application includes both negative and ambiguous results of preclinical and clinical trials as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a drug or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational product candidate to the satisfaction of the FDA. The submission of an NDA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances.

In addition, under the Pediatric Research Equity Act, (“PREA”), an NDA or supplement to an NDA must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted. However, if only one indication for a drug has orphan designation, a pediatric assessment may still be required for any applications to market that same drug for the non-orphan indication(s).

The FDA reviews all NDAs submitted before it accepts them for filing and may request additional information rather than accepting an NDA for filing. The FDA must make a decision on accepting an NDA for filing within 60 days of receipt. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has ten months from the 60-day filing date in which to complete its initial review of a standard NDA and respond to the applicant and six months for a priority NDA, if the drug is a new molecular entity. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs, and the review process is often significantly extended by FDA requests for additional information or clarification.

After the NDA submission is accepted for filing, the FDA reviews the NDA to determine, among other things, whether the drug is safe and effective for its intended use and whether the drug is being manufactured in accordance with cGMP to assure and preserve the drug’s identity, strength, quality and purity. The FDA may refer applications for drug or biological products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA will inspect the facilities at which the drug is manufactured. The FDA will not approve the drug unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the drug within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical sites to assure compliance with GCP requirements. After the FDA evaluates the application, manufacturing process and manufacturing facilities, it may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter usually describes all of the specific deficiencies in the NDA identified by the FDA. The Complete Response Letter may require additional clinical data and/or an additional pivotal Phase 3 clinical trial(s) and/or other significant and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. If a Complete Response Letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive, and the FDA may interpret data differently than Conatus interprets the same data.

If a drug receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the drug. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling or may condition the approval of the NDA on other changes to the proposed labeling, development of adequate controls and specifications or a commitment to conduct one or more post-market studies or clinical trials. For example, the FDA may require Phase 4 testing, which involves clinical trials designed to further assess a drug’s safety and effectiveness, and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized. The FDA may also determine that a risk evaluation and mitigation strategy, or REMS, is necessary to assure the safe use of the drug. If the FDA concludes a REMS is needed, the sponsor of the NDA must submit a proposed REMS; the FDA will not approve the NDA without an approved REMS, if required. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Following approval of an NDA with a REMS, the sponsor is responsible for marketing the drug in compliance with the REMS and must submit periodic REMS assessments to the FDA.

Orphan Drug Designation

In the United States, under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition. Such diseases and conditions are those that affect fewer than 200,000 individuals in the United States, or if they affect more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing and making a drug available in the United States for these types of diseases or conditions will be recovered from sales of the drug. Orphan Drug Designation must be requested before submitting an NDA. If the FDA grants Orphan Drug Designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by that agency. Orphan Drug Designation does not convey any advantage in or shorten the duration of the regulatory review and approval process, but it can lead to financial incentives, such as opportunities for grant funding toward clinical trial costs, tax advantages and user-fee waivers.

If a drug that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the drug is entitled to orphan drug marketing exclusivity for a period of seven years. Orphan drug marketing exclusivity generally prevents the FDA from approving another application, including a full NDA, to market the same drug or biological product for the same indication for seven years, except in limited circumstances, including if the FDA concludes that the later drug is safer, more effective or makes a major contribution to patient care. For purposes of small molecule drugs, the FDA defines “same drug” as a drug that contains the same active chemical entity and is intended for the same use as the drug in question. A designated orphan drug may not receive orphan drug marketing exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. Orphan drug marketing exclusivity rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.

Conatus submitted applications for orphan drug designation for emricasan for the treatment of fibrosis in HCV-POLT patients in the United States and the EU. In late 2013, Conatus received orphan drug designation from the FDA for the treatment of POLT patients with reestablished fibrosis in their liver to delay the progression to cirrhosis and end-stage liver disease. In the EU, Conatus withdrew the application based on feedback from the applicable regulatory body that emricasan may have efficacy in fibrosis outside of the HCV-POLT patient population.

Expedited Development and Review Programs

The FDA has a Fast Track program that is intended to expedite or facilitate the process for reviewing new drugs that meet certain criteria. Specifically, new drugs are eligible for Fast Track designation if they are intended, alone or in combination with one or more drugs, to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast Track designation applies to the combination of the product candidate and the specific indication for which it is being studied. If a product candidate receives Fast Track designation, the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable and the sponsor pays any required user fees upon submission of the first section of the NDA.

Any drug submitted to the FDA for approval, including a drug with a Fast Track designation, may also be eligible for other types of FDA programs intended to expedite development and review, such as Priority Review and Accelerated Approval. A drug is eligible for Priority Review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug designated for Priority Review in an effort to facilitate the review. Additionally, a drug may be eligible for Accelerated Approval. Drugs studied for their safety and effectiveness in treating serious or life-threatening diseases or conditions may receive Accelerated Approval upon a determination that the drug has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug or biological product receiving Accelerated Approval perform adequate and well-controlled post-marketing clinical trials. In addition, the FDA currently requires, as a condition for Accelerated Approval, pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the drug.

The FDA may also accelerate the approval of a designated Breakthrough Therapy, which is a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The sponsor of a Breakthrough Therapy may request the FDA to designate the drug as a Breakthrough Therapy at the time of, or any time after, the submission of an IND for the drug. If the FDA designates a drug as a Breakthrough Therapy, it must take actions appropriate to expedite the development and review of the application, which may include holding meetings with the sponsor and the review team throughout the development of the drug; providing timely advice to, and interactive communication with, the sponsor regarding the development of the drug to ensure that the development program to gather the nonclinical and clinical data necessary for approval is as efficient as practicable; involving senior managers and experienced review staff, as appropriate, in a collaborative, cross-disciplinary review; assigning a cross-disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor; and taking steps to ensure that the design of the clinical trials is as efficient as practicable, when scientifically appropriate, such as by minimizing the number of patients exposed to a potentially less efficacious treatment.

Fast Track designation, Priority Review, Accelerated Approval and Breakthrough Therapy designation do not change the standards for approval but may expedite the development or approval process. In February 2016, Conatus announced that the FDA granted Fast Track designation to the emricasan development program for the treatment of liver cirrhosis caused by NASH.

Post-Approval Requirements

Any drugs for which Conatus receives FDA approvals are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements and complying with FDA promotion and advertising requirements, which include, among other requirements, standards for direct-to-consumer advertising, restrictions on promoting drugs for uses or in patient populations that are not described in the drug’s approved labeling (known as “off-label use”), limitations on industry sponsored scientific and educational activities and requirements for promotional activities involving the internet. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such off-label uses.

In addition, quality control and manufacturing procedures must continue to conform to applicable manufacturing requirements after approval. Conatus relies, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of its product candidates and products in accordance with cGMP regulations. cGMP regulations require among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer or holder of an approved NDA, including, among other things, recall or withdrawal of the product from the market. In addition, changes to the manufacturing process are strictly regulated and depending on the significance of the change, may require prior FDA approval before being implemented. Other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

The FDA also may require Phase 4 testing and surveillance to monitor the effects of an approved product or place conditions on an approval that could restrict the distribution or use of the product. Discovery of previously unknown problems with a product or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, warning letters from the FDA, mandated corrective advertising or communications with doctors and civil or criminal penalties, among others.

Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures, such as a REMS. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of Conatus’ product candidates under development.

United States Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of the FDA approval of the use of Conatus’ product candidates, some of its United States patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent. The United States Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, Conatus may apply for restoration of patent term for one of its currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA.

Market exclusivity provisions under the FDCA can also delay the submission or the approval of certain competing marketing applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, (“ANDA”), or a 505(b)(2) NDA submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovative drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder. The FDCA also provides three years of marketing exclusivity for an NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, clinical investigations to support new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of any full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical and clinical trials necessary to demonstrate safety and effectiveness.

Other types of non-patent marketing exclusivity include orphan drug exclusivity under the Orphan Drug Act, which may offer a seven-year period of marketing exclusivity as described above, and pediatric exclusivity under the Best Pharmaceuticals for Children Act, which may add six months to existing exclusivity periods and patent terms. This six-month pediatric exclusivity may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued “Written Request” for such a trial.

Foreign Government Regulation

In addition to regulations in the United States, Conatus will be subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials, marketing authorization, manufacturing and any commercial sales, promotion and distribution of its products.

Whether or not Conatus obtains FDA approval for a product candidate, it must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application much like an IND prior to the commencement of human clinical trials. In the EU, for example, a clinical trial application, or CTA, must be submitted to each country’s national health authority and an independent ethics committee, much like the FDA and IRB requirements in the United States, respectively. Once the CTA is approved in accordance with a country’s requirements, clinical trials may proceed.

The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, the clinical trials are conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

In the European Economic Area, or EEA (comprised of the 28 EU Member States plus Iceland, Liechtenstein and Norway), medicinal products must be authorized for marketing by using either the centralized authorization procedure or national authorization procedures.

Centralized procedure: Under the centralized procedure, following the opining of the European Medicines Agency’s, (“EMA’s”), Committee for Medicinal Products for Human Use, (the “CHMP”), the European Commission issues a single marketing authorization valid across the EEA. The centralized procedure is compulsory for human medicines derived from biotechnology processes advanced therapy medicinal products (such as gene therapy, somatic cell therapy and tissue engineered products), products that contain a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative disorders, diabetes, autoimmune diseases and other immune dysfunctions, viral diseases, and officially designated orphan medicines. For medicines that do not fall within these categories, an applicant has the option of submitting an application for a centralized marketing authorization to the EMA, as long as the medicine concerned contains a new active substance not yet authorized in the EEA, is a significant therapeutic, scientific or technical innovation, or if its authorization would be in the interest of public health in the EEA. Under the centralized procedure the maximum timeframe for the evaluation of a marketing authorization application, or MAA, by the EMA is 210 days, excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP. Accelerated assessment might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, particularly from the point of view of therapeutic innovation. The timeframe for the evaluation of an MAA under the accelerated assessment procedure is 150 days, excluding clock stops.

National authorization procedures: There are also two other possible routes to authorize medicinal products in several countries, which are available for products that fall outside the scope of the centralized procedure:

•

Decentralized procedure. Using the decentralized procedure, an applicant may apply for simultaneous authorization in more than one EU country of medicinal products that have not yet been authorized in any EU country and that do not fall within the mandatory scope of the centralized procedure.

•

Mutual recognition procedure. In the mutual recognition procedure, a medicine is first authorized in one EU Member State, in accordance with the national procedures of that country. Following this, further marketing authorizations can be sought from other EU countries in a procedure whereby the countries concerned recognize the validity of the original, national marketing authorization.

In the EEA, new products authorized for marketing, or reference products, qualify for eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization. The data exclusivity period prevents generic or biosimilar applicants from relying on the preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the EU during a period of eight years from the date on which the reference product was first authorized in the EU. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EU until 10 years have elapsed from the initial authorization of the reference product in the EU. The 10-year market exclusivity period can be extended to a maximum of 11 years if, during the first eight years of those 10 years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

The criteria for designating an “orphan medicinal product” in the EEA are similar in principle to those in the United States. In the EEA, a medicinal product may be designated as orphan if (a) it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (b) either (i) such condition affects no more than five in 10,000 persons in the EU when the application is made, or (ii) the product, without the benefits derived from orphan status, would not generate sufficient return in the EU to justify investment; and (c) there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the EU, or if such a method exists, the product will be of significant benefit to those affected by the condition. Orphan medicinal products are eligible for financial incentives such as reduction of fees or fee waivers and are, upon grant of a marketing authorization, entitled to ten years of market exclusivity for the approved therapeutic indication. During this ten-year orphan market exclusivity period, no similar medicinal product for the same indication may be placed on the market. An orphan product can also obtain an additional two years of market exclusivity in the EU for pediatric studies. The ten-year market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, for example, if the product is sufficiently profitable not to justify maintenance of market exclusivity. Additionally, marketing authorization may be granted to a similar product for the same indication at any time if the: (a) second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior; (b) applicant consents to a second orphan medicinal product application; or (c) applicant cannot supply enough orphan medicinal product.

If Conatus fails to comply with applicable foreign regulatory requirements, it may be subject in those countries to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Coverage and Reimbursement

Sales of Conatus’ products will depend, in part, on the extent to which its products will be covered by third-party payors, such as government health care programs, commercial insurance and managed healthcare organizations. These third-party payors are increasingly limiting coverage and/or reducing reimbursements for medical products and services. In addition, the United States government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures and adoption of more restrictive policies in jurisdictions with existing controls and measures could further limit Conatus’ net revenue and results. Decreases in third-party reimbursement for Conatus’ product candidates or a decision by a third-party payor not to cover its product candidates could reduce physician usage of its products once approved and have a material adverse effect on its sales, results of operations and financial condition.

Healthcare Reform

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medical products, implementing reductions in Medicare and other healthcare funding, and applying new payment methodologies. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the Affordable Care Act, was enacted, which, among other things, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program; introduced a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; extended the Medicaid Drug Rebate Program to utilization of prescriptions of individuals enrolled in Medicaid managed care plans; imposed mandatory discounts for certain Medicare Part D beneficiaries as a condition for manufacturers’ outpatient drugs coverage under Medicare Part D; subjected drug manufacturers to new annual fees based on pharmaceutical companies’ share of sales to federal healthcare programs; created a new Patient Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and establishment of a Center for Medicare Innovation at the Centers for Medicare & Medicaid Services, or CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending.

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the Affordable Care Act. Conatus expects that the current presidential administration and U.S. Congress will likely continue to seek to modify, repeal, or otherwise invalidate all, or certain provisions of, the Affordable Care Act. Recently, the Tax Cuts and Jobs Act, or the Tax Act, was enacted, which, among other things, removes penalties for not complying with the Affordable Care Act’s individual mandate to carry health insurance. On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, ruled that the individual mandate is a critical and inseverable feature of the Affordable Care Act, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the Affordable Care Act are invalid as well. While the Trump Administration and CMS have both stated that the ruling will have no immediate effect, it is unclear how this decision, subsequent appeals, if any, and other efforts to repeal and replace the Affordable Care Act will impact the Affordable Care Act and Conatus’ business. As such, there is still uncertainty with respect to the impact President Trump’s administration and the U.S. Congress may have, if any, and any changes will likely take time to unfold, and could have an impact on coverage and reimbursement for healthcare items and services covered by plans that were authorized by the Affordable Care Act. Conatus cannot predict the ultimate content, timing or effect of any healthcare reform legislation or the impact of potential legislation on it.

In addition, other legislative changes have been proposed and adopted in the United States since the Affordable Care Act to reduce healthcare expenditures. These changes include aggregate reductions of Medicare payments to providers of 2% per fiscal year that, due to subsequent legislative amendments, will remain in effect through 2027 unless additional action is taken by Congress. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies. Individual states in the United States have also become increasingly active in implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Fraud and Abuse Laws

Conatus will also be subject to healthcare fraud and abuse laws and other regulations and enforcement by the federal government as well as the state and foreign governments in which Conatus will conduct its business if a product candidate developed by Conatus is approved and commercialization of such product candidate begins. Such laws include, without limitation, state and federal anti-kickback, false claims, privacy and security and physician sunshine laws and regulations. Violations of any of such laws or any other governmental regulations may result in penalties, including civil and criminal penalties, damages, fines, the curtailment or restructuring of operations, the exclusion from participation in federal and state healthcare programs or similar programs in other countries or jurisdictions, integrity oversight and reporting obligations, and individual imprisonment.

Geographic and Financial Segment Information

To date, Conatus has viewed its operations and managed its business as one segment operating primarily in the United States.

Employees

As of March 2, 2020, Conatus had 6 employees, 5 of whom are full-time, 3 of whom hold Ph.D. or M.D. degrees, 1 of whom was engaged in research and development activities and 5 of whom were in general and administrative positions. None of Conatus’ employees are subject to a collective bargaining agreement. Conatus considers its relationship with its employees to be good.

Corporate Information and Website

Conatus was incorporated under the laws of the state of Delaware in 2005. Conatus’ principal executive offices are located at 16745 West Bernardo Dr., Suite 250, San Diego, California 92127, and its telephone number is (858) 376-2600. Conatus’ website address is www.conatuspharma.com. The information in or accessible through Conatus’ website is not incorporated into and is not considered part of this filing.

Available Information

Conatus files electronically with the Securities and Exchange Commission, or SEC, its annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. Conatus makes available on its website at www.conatuspharma.com, free of charge, copies of these reports, as soon as reasonably practicable after it electronically file such material with, or furnish it to, the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of that website is www.sec.gov. The information in or accessible through the SEC and Conatus’ website are not incorporated into, and are not considered part of, this filing. Further, the references to the URLs for these websites are intended to be inactive textual references only.

Properties

Conatus leases 13,225 square feet of space for its headquarters in San Diego, California under an agreement that expires in September 2020. In December 2019, Conatus entered into a sublease agreement pursuant to which Conatus agreed to sublet this property. At the commencement of the sublease, Conatus sublet 9,954 rentable square feet of the property, and Conatus will sublet the remaining 3,271 rentable square feet of the property commencing on April 1, 2020.

Legal Proceedings

Conatus is currently not a party to any material legal proceedings. Conatus’ industry is characterized by frequent claims and litigation including securities litigation, claims regarding patent and other intellectual property rights and claims for product liability. As a result, in the future, Conatus may be involved in various legal proceedings from time to time.

Market Information

Conatus’ common stock is listed on the Nasdaq Capital Market under the symbol “CNAT.” The closing price of Conatus’ common stock on January 27, 2020, the last trading day prior to the public announcement of the Transaction, was $0.40 per share, and the closing price of its common stock on                 , 2020 was $         per share, in each case as reported on The Nasdaq Capital Market.

Because the market price of Conatus’ common stock is subject to fluctuation, the market value of the shares of Conatus common stock that its shareholders will be entitled to receive in the Transaction may increase or decrease. The following table presents, for the periods indicated, the range of high and low per share sales prices for Conatus’ common stock for each of the periods set forth below.

Holders of Common Stock

As of March 2, 2020, there were 33,170,487 shares of Conatus common stock outstanding and 23 holders of record of its common stock. This number was derived from Conatus’ shareholder records and does not include beneficial owners of its common stock whose shares are held in the name of various dealers, clearing agencies, banks, brokers and other fiduciaries.

Dividend Policy

Conatus has never declared or paid any cash dividend on its common stock. Conatus currently anticipate that it will retain future earnings, if any, for the development, operation and expansion of its business and does not anticipate declaring or paying any cash dividends for the foreseeable future. Any future determination related to Conatus’ dividend policy will be made at the discretion of its board of directors.

HISTOGEN BUSINESS

Company Overview

Histogen is a regenerative medicine company focused on developing patented, innovative technologies that replace and regenerate tissues in the body for aesthetic and therapeutic markets.

Histogen’s technology is based on the discovery that growing fibroblast cells under simulated embryonic conditions induces them to become multipotent stem cells. The environment created by Histogen’s proprietary process mimics the conditions within the womb—very low oxygen and suspension. When cultured under these conditions, the induced multipotent stem cells generate biological materials that stimulate a patient’s own stem cells to activate and regenerate tissue. This results in potential therapeutic benefits in multiple treatment settings, including skin care, orthopedic indications such as cartilage formation and spinal disc repair, wound healing and dermal fillers.

Histogen’s proprietary manufacturing process yields multiple biologic products from a single bioreactor, including CCM, hECM and HSC, creating a spectrum of products for a variety of markets from one core technology.

1.

Human Multipotent Cell Conditioned Media, or CCM: A soluble multipotent CCM that is the starting material for products for skin care and other applications. The liquid complex produced through Histogen’s manufacturing process contains soluble biologicals with a diverse range of embryonic-like proteins. Because the cells produce and secrete these factors while developing the extracellular matrix, or ECM, these proteins are naturally infused into the liquid media in a stabilized form. The CCM contains a diverse mixture of cell-signaling materials, including human growth factors such as Keratinocyte Growth Factor, soluble human ECM proteins such as collagen, and vital proteins which support the epidermal stem cells that renew skin throughout life.

2.

Human Extracellular Matrix, or hECM: An insoluble hECM for applications such as orthopedics and soft tissue augmentation, which can be fabricated into a variety of forms for tissue engineering and clinical applications. The hECM produced through Histogen’s proprietary process is a novel, all-human, naturally-secreted material. It is most similar to early embryonic structural tissue which provides the framework and signals necessary for cell in-growth and tissue development. By producing similar ECM materials to those that aided in the original formation of these tissues in the embryo, regenerative cells are supported in vitro and have shown potential as therapeutics in vivo.

3.

Hair Stimulating Complex, or HSC: A soluble biologic comprised of growth factors involved in the signaling of cells in the body, particularly those factors known to be important in hair formation and the stimulation of resting hair follicles.

Histogen has developed a non-prescription topical skin care ingredient utilizing CCM that harnesses the power of growth factors and other cell signaling molecules to support our epidermal stem cells, which renew skin throughout life. The CCM ingredient for skin care currently generates product revenue from customers, including Allergan Sales LLC (“Allergan”), who formulate the ingredient into their skin care product lines in spas and professional offices.

Product Candidates

Histogen has three product candidates in clinical development intended to address what Histogen believes to be underserved, multi-billion dollar global markets:

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HST-001 is a hair stimulating complex, or HSC, intended to be a physician-administered therapeutic for alopecia (hair loss). HST-001 is produced by neonatal cells grown under simulated embryonic conditions of hypoxia (3-5% oxygen) and suspension. Under these conditions, the cells become multipotent and there is upregulation of growth factors which have been shown to be important in hair viability. HST-001 is manufactured to enrich for these growth factors, including KGF, VEGF, and follistatin, which are involved in signaling stem cells in the body, and have been shown to be important in hair formation and the stimulation of resting hair follicles. Follistatin in particular has been linked to hair follicle stem cell proliferation. Phase 1 and Phase 1/2 clinical trials of a predecessor to HST-001 have been completed outside of the United States. In the Phase 1/2 trial, HSC demonstrated significant improvements in total hair count (p=0.0013), terminal hair count (p=0.0135), and hair thickness (p=0.026) vs. baseline at 12 weeks, with hair growth parameters remaining substantially above baseline one year post-treatment. In both the Phase 1 and Phase 1/2 trials, over 85% of men treated showed new terminal hair growth, and the treatment was well tolerated with adverse events (most commonly scalp pruritus/itch, seen in 7 of 56 subjects) being mild and transient. A Phase 1 clinical trial of an alternate formulation of HST-001 in female diffuse hair loss in the United States has been completed and reports filed with the Food and Drug Administration, or FDA, in 2019. Results in this trial demonstrated that HSC was well tolerated, showed no evidence of renal or liver toxicity, and adverse events were mild and transient. HST-001 is minimally-invasive and it has been shown in early studies to stimulate resting hair follicles. Histogen plans to advance HST-001 into a Phase 1b clinical trial in the United States to determine optimal dosing in male pattern hair loss in 2020. The figure below summarizes Histogen’s clinical development experience from its four completed clinical trials of HSC:

Figure 1 – Clinical Development Experience Utilizing HSC

•

HST-002 is a human-derived collagen and extracellular matrix dermal filler intended to be injected into the dermis for the treatment of facial folds and wrinkles. Pre-clinical models have shown that HST-002 acts as a biological scaffold to attract the patient’s own stem cells and fibroblasts to migrate into it, divide and differentiate, and generate new soft tissue. Unlike temporary fillers, this approach is expected to generate new healthy tissue similar to the patient’s own, and offers the possibility of a long-lasting solution in treating deep wrinkles. Histogen plans to file an investigational device exemption, or IDE, with the FDA and commence a Phase 1 clinical study in 2020.

•

HST-003 is a human extracellular matrix, or hECM, intended for regenerating hyaline cartilage for the treatment of articular cartilage defects with a novel malleable scaffold that stimulates the body’s own stem cells. In multiple preclinical models HST-003 has been shown to regenerate mature cartilage and well vascularized bone, indicating great therapeutic potential in the sports medicine, spinal disc repair, orthopedic, and dental areas. Studies conducted by outside experts have demonstrated that HST-003 is anti-inflammatory, angiogenic, and can stimulate the growth of stem cells in damaged areas to induce tissue regeneration. The most extensive in vivo work in animals has focused on the regeneration of new hyaline cartilage and bone in full thickness knee injuries. Histogen is actively exploring various avenues to obtain grant funding towards clinical study costs related to HST-003. In February 2020, Histogen was notified that it has been selected to receive grant funding of up to $2.0 million from the U.S. Department of Defense to fund the clinical development of its HST-003 program. Histogen intends to file an IND for HST-003 in 2020.

Additionally, Histogen is developing several preclinical programs, including:

•

HST-004 is a hECM scaffold intended to be administered through an interdiscal injection for spinal disc repair. Early research has shown that HST-004 stimulates stem cells from spinal disc to proliferate and secrete aggrecan and collagen II. HST-004 was shown to reduce inflammation and protease activity and upregulate aggregan production in an ex vivo spinal disc model.

•

HST-005 is a hECM scaffold loaded with an antimicrobial peptide intended to simultaneously regenerate tissue and treat infection in severe wounds. HST-005 provides a biological regenerative matrix for cell migration, proliferation and differentiation to promote wound healing. Histogen has been awarded $1.0 million of NSF grant funding for this program and continues to explore various opportunities to advance this product candidate with non-dilutive funding options.

Business Strategy

Histogen’s mission is to redefine regenerative medicine by developing high value therapeutic and aesthetic products that stimulate the body’s own stem cells to regenerate tissues, without the use of embryonic stem cells or animal components. Histogen intends to build on previous clinical experience through completion of Phase 1 U.S. clinical trials of its hair growth, joint cartilage and dermal filler products in 2020 and 2021 and to advance its clinical pipeline into late-stage clinical development in 2022 and beyond. Its business strategy includes:

•	Filing an IND amendment in Q2 2020 and initiating a Phase 1b/2a study of HST-001 for the treatment of male pattern baldness in Q2 2020;

•	Filing an IDE in Q2 2020 and initiating a Phase 1 study of HST-002 as a dermal filler in Q2 2020;

•	Filing an IND in Q3 2020 and initiating a Phase 1 study of HST-003 for the treatment of articular cartilage defects in the knee in Q3 2020;

•	Advancing the preclinical development of HST-004 and HST-005;

•	Maintaining, expanding and protecting its intellectual property portfolio;

•	Seeking regulatory approvals for any product candidates that successfully complete clinical trials; and

•

Adding operational, financial and management information systems and personnel, including personnel to support its planned product development and commercialization efforts, as well as to support its transition to a public reporting company.

Corporate Information

Histogen was incorporated under the laws of the State of Delaware on June 25, 2007. Histogen’s principal executive offices are located in San Diego, California, its telephone number is (858) 526-3100 and its website is located at www.histogen.com. Information on or accessed through Histogen’s website is not incorporated into this proxy statement/prospectus.

Market and Commercial Opportunity

Histogen’s innovative biological technology to replace and regenerate tissues in the body is intended to address underserved, multi-billion dollar global aesthetic and therapeutic markets.

Novel cosmetics ingredients, including stem cells, peptides and growth factors like the CCM skin care ingredient produced by Histogen’s technology have gained excitement in the mainstream skincare market. Histogen currently generates sales revenue from customers, including Allergan, who formulate the ingredient into their skin care product lines. Customers seek novel, natural and proven ingredients in their skin care routines to aid in skin rejuvenation and reductions in the signs of aging.

Histogen has three product candidates in clinical development intended to address underserved, multi-billion dollar global markets: HST-001, a treatment for hair loss, HST-002, a dermal filler and HST-003 a treatment for joint cartilage repair.

•

HST-001, is an HSC intended to be a physician-administered therapeutic for alopecia (hair loss). The hair loss market is both large and underserved. Histogen believes this is largely due to the ineffectiveness of currently available options, and the hesitation of many affected to seek invasive surgical treatments. Patients seek a safe, minimally-invasive treatment to achieve cosmetically relevant new hair growth. The development of HST-001 has the potential to expand the hair restoration market by offering a successful option to those that currently have none, and a potentially more effective option to anyone presently using or considering Rogaine or Propecia.

•

HST-002 is a human-derived collagen and extracellular matrix dermal filler intended to be injected into the dermis for the treatment of facial folds and wrinkles. Histogen believes that HST-002 is the only hECM filler providing all-human and naturally produced collagen with dermal matrix proteins. Further, it may provide the long-lasting effects that patients are seeking and potentially reduce the risk of inflammation that is observed with other fillers.

•

HST-003 is a hECM, intended for regenerating hyaline cartilage for the treatment of articular cartilage defects with a unique malleable scaffold that stimulates the body’s own stem cells. According to Histogen’s market research, 0.2 million people in the United States receive joint cartilage repair and 17.5 million are considering joint cartilage repair. Physicians, and their patients, are seeking treatments that reverse cartilage degeneration and Histogen believes that the market is growing.

Strategic Agreements

Adaptive Biologix, Inc.

Histogen holds an interest in Adaptive Biologix Inc. (“AB”, formerly Histogen Oncology, LLC). AB was formed to develop applications for the treatment of cancer. Histogen consolidates AB into its condensed consolidated financial statements. Histogen controls approximately 68% of AB’s outstanding shares. The Board of Directors of AB currently consists of Richard Pascoe, Gail Naughton, Ph.D., and John Burns, all appointees of Histogen. Histogen has no future funding obligations to this subsidiary.

Edge Systems License and Supply Agreement

In 2014, Histogen entered into a license and supply agreement (the “Edge Agreement”), amended May 17, 2018, with Edge Systems LLC (“Edge”) to incorporate Histogen’s Cell Conditioned Media (“CCM”) skin care ingredient into Edge’s cosmetic products. The quantities to be delivered by Histogen to Edge under the agreement were variable and the price per unit of CCM supplied to Edge was fixed with no variable consideration. Product returns to date have not been significant and we have not considered it necessary to record a reserve for product returns. On October 8, 2019, Histogen terminated the Edge Agreement.

PUR

PUR was formed to develop and market applications along with products in the surgical/orthopedic and device markets. On April 5, 2019, Histogen entered into a Settlement, Release and Termination Agreement with PUR and its members (“PUR Settlement”), which terminated the License, Supply and Operating Agreements between Histogen and PUR, eliminated Histogen’s membership interest in PUR and returned all in-process research and development assets to Histogen (the “Development Assets”). The agreement also provided indemnification and complete release by all parties.

The acquisition of the Development Assets

As consideration for the reacquisition of the Development Assets, Histogen compensated PUR with both equity and cash components, including 1,166,667 shares of Series D convertible preferred stock with a fair value of $1.75 million and a potential cash payout of up to $6.25 million (the “Cap Amount”). Histogen paid PUR $0.5 million in upfront cash, forgave approximately $22 thousand of accounts receivable owed by PUR to Histogen, and settled an outstanding payable of PUR of approximately $23 thousand owed to a third-party. Histogen is also obligated to make milestone and royalty payments, including (a) a $0.4 million upon the unconditional acceptance and approval of a New Drug Application or Pre-Market Approval Application by the US FDA related to the Development Assets, (b) a $0.4 million commercialization milestone upon reaching gross sales (by Histogen or licensee) of the $0.5 million of products incorporating the Development Assets, and (c) a five percent (5%) royalty on net revenues collected by Histogen from commercial sales (by Histogen or licensee) of products incorporating the Development Assets. The aforementioned cash payments, along with any future milestone and royalty payments, are all applied against the Cap Amount.

Huapont License and Supply Agreement

On September 30, 2016, concurrent with the purchase of 4,000,000 shares of Series D convertible preferred stock and 190,377 shares of common stock by Pineworld Capital Limited (or “Huapont”) on August 10, 2016, Histogen and Huapont entered into an Exclusive License and Supply Agreement (“LSA”) that had been negotiated simultaneously with and in anticipation of the closing of the Huapont investment transaction. The LSA, among other provisions, grants limited exclusive license and sublicense rights to Huapont for the commercialization and sale of HST-001 in the People’s Republic of China (the “territory”); and a limited non-exclusive non-assignable right to Histogen Trademarks in the territory. The agreement contains provisions for Histogen to supply HST-001 to Huapont upon request for use in clinical trials and following regulatory approval in the defined territory, for which Huapont will reimburse the Company up to $150,000 in manufacturing costs. To date, no development activities have occurred and no supply of HST-001 has been requested by Huapont pursuant to the LSA.

Histogen has a right to terminate the LSA upon failure by Huapont to achieve certain diligence or sales milestones or its abandonment of commercialization of the product, certain changes of control of Huapont, Huapont’s material breach of the LSA, Huapont’s failure to purchase certain volumes of product under the LSA, or Huapont’s sale of the product outside the territory or sale of a competing product, subject to certain cure rights. Huapont may terminate the agreement if further commercialization of the product is not commercially feasible, upon Histogen’s material breach of the LSA or if Histogen sells a competing product in the territory. Huapont will indemnify Histogen for third-party claims arising from Huapont’s distribution, marketing and promotion of products in or for the territory, Huapont’s breach of the agreement or Huapont’s intentional acts or omissions or negligence. Histogen will indemnify Huapont for the development, manufacture or supply of product by or under the control of Histogen, Histogen’s breach of its obligations or warranties, intellectual property infringement in connection with the using, importing or selling of products by Huapont, infringement of trademark rights in connection with the use of Histogen’s trademarks, or Histogen’s intentional acts or omissions or negligence.

Upon the adoption of ASC 606, the Company determined that as no up-front consideration was attributable to the LSA, there was no impact to the historical accounting for the arrangement, and therefore, no transition adjustment was required.

The LSA includes development milestone payments of up to $5,000,000 in aggregate; $0.8 million upon the approval of the Investigational New Drug (“IND”) by the China Food and Drug Administration (“CFDA”); $1.8 million upon the completion of all clinical trials required for a New Drug Filing (“NDA”) with the CFDA; $1.2 million upon NDA filing with the CFDA; and $1.2 million upon NDA approval by the CFDA. In accordance with ASC 606, Histogen excluded the development milestones from the transaction price as it considered such payments to be fully constrained under ASC 606 due to the inherent uncertainty in the achievement of such milestone payments, which are highly susceptible to factors outside of Histogen’s control. The Company will recognize revenue for development milestone as it becomes probable that a significant reversal in the amount of cumulative revenue recognized will not occur using the most likely method. For the years ended December 31, 2019 and 2018, the Company has not recognized any milestone revenue under the LSA.

The arrangement also includes tiered royalty payments based on net sales of HST-001, consisting of 4% up to the first $50 million of net sales, 5.5% up to $50 million, 6.5% up to $125 million, and 7.5% above $200 million. Sales-based royalties promised in exchange for the license will be recognized as revenue in the period when subsequent sales occur. For the years ended December 31, 2019 and 2018, the Company did not recognize any royalty revenue under the LSA.

Allergan License and Supply Agreements

In July 2017, Histogen and Allergan entered into a letter agreement to transfer Suneva Medical, Inc’s Amended and Restated License and Supply Agreements (collectively the “Allergan Agreements”) to Allergan, which grants exclusive rights to commercialize Histogen’s CCM skin care ingredient worldwide, excluding South Korea, China and India, for royalty payments to Histogen based on Allergan’s sales of product including the licensed ingredient. Through September 30, 2019, Histogen entered into several amendments to the Allergan Agreements to, among other things, expand Allergan’s license rights, identify exclusive and non-exclusive fields of use and clarify responsibilities with response to regulatory filings. For these amendments to the License Agreements, Histogen received upfront cash payments of $11.0 million during the year ended December 31, 2017, of which $9.0 million was recognized immediately as license revenue and $2.0 million was recorded as deferred revenue to be recognized at the point of time Histogen makes deliveries of CCM to Allergan. In addition, Histogen received an upfront payment of $7.5 million related to a 2019 amendment to the Allergan Agreements for the nine months ended September 30, 2019, all of which was recognized as license revenue in that period.

The Allergan Agreements also include a potential future milestone payment of $5.5 million if Allergan’s net sales of products containing Histogen’s CCM skin care ingredient exceeds $60 million in any calendar year through December 31, 2027. On January 17, 2020, Histogen and Allergan further amended the Allergan Agreements, further clarifying the fields of use and the product definition and rights to certain improvements for a one-time payment of $1.0 million to Histogen. In connection with the foregoing amendment, among other changes, Histogen agreed to supply additional CCM to Allergan in 2020.

Governmental Regulation

FDA Regulation and Marketing Approval

In the U.S., the FDA regulates drug products, biological products, and medical devices under the Federal Food, Drug, and Cosmetic Act (FDCA), the Public Health Service (PHS) Act, and other federal regulations. These FDA-regulated products are also subject to state and local statutes and regulations, as well as applicable laws or regulations in foreign countries. The FDA, and comparable regulatory agencies in state and local and local jurisdictions and in foreign countries, impose substantial requirements on the research, development, testing, manufacture, quality control, labeling, packaging, storage, distribution, record-keeping, approval, post-approval monitoring, advertising, promotion, marketing, sampling and import and export of FDA-regulated products.

Failure to comply with the applicable requirements at any time during the drug development process, approval process or after approval may subject an applicant to administrative or judicial sanctions or non-approval of product candidates. These sanctions could include a clinical hold on clinical trials, FDA’s refusal to approve pending applications or related supplements, withdrawal of an approval, untitled or warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, restitution, disgorgement, civil penalties or criminal prosecution. Such actions by government agencies could also require Histogen to expend a large amount of resources to respond to the actions. Any agency or judicial enforcement action could have a material adverse effect on Histogen.

IND and Clinical Trials of Drug and Biological Products

Prior to commencing a human clinical trial of a drug or biological product, an Investigational New Drug (IND) application, which contains the results of preclinical studies along with other information, such as information about product chemistry, manufacturing and controls and a proposed protocol, must be submitted to the FDA. An IND is a request for authorization from the FDA to administer an investigational drug or biological product to humans. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA within the 30-day time period raises concerns or questions about the conduct of the clinical trial. In such a case, the IND sponsor must resolve any outstanding concerns with the FDA before the clinical trial may begin. A separate submission to the existing IND must be made for each successive clinical trial to be conducted during drug development.

An independent Institutional Review Board (IRB) for each site proposing to conduct the clinical trial must review and approve the investigational plan for the trial before it commences at that site. Informed written consent must be obtained from each trial subject.

Human clinical trials for drug and biological products typically are conducted in sequential phases that may overlap:

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Phase I—the investigational drug/biologic is given initially to healthy human subjects or patients with the target disease or condition in order to determine metabolism and pharmacologic actions of the drug in humans, side effects and, if possible, to gain early evidence on effectiveness. During Phase I clinical trials, sufficient information about the investigational drug/biologic’s pharmacokinetics and pharmacologic effects may be obtained to permit the design of well-controlled and scientifically valid Phase II clinical trials.

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Phase II—clinical trials are conducted to evaluate the effectiveness of the drug/biologic for a particular indication or in a limited number of patients in the target population to identify possible adverse effects and safety risks, to determine the efficacy of the drug/biologic for specific targeted diseases and to determine dosage tolerance and optimal dosage. Multiple Phase II clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more expensive Phase III clinical trials.

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Phase III—when Phase II clinical trials demonstrate that a dosage range of the drug/biologic appears effective and has an acceptable safety profile, and provide sufficient information for the design of Phase III clinical trials, Phase III clinical trials in an expanded patient population at multiple clinical sites may begin. They are intended to further evaluate dosage, effectiveness and safety, to establish the overall benefit-risk relationship of the investigational drug/biologic and to provide an adequate basis for product labeling and approval by the FDA. In most cases, the FDA requires two adequate and well-controlled Phase III clinical trials to demonstrate the efficacy of the drug in an expanded patient population at multiple clinical trial sites.

All clinical trials must be conducted in accordance with FDA regulations, including good clinical practice (GCP) requirements, which are intended to protect the rights, safety and well-being of trial participants, define the roles of clinical trial sponsors, administrators and monitors and ensure clinical trial data integrity. Regulatory authorities, including the FDA, an IRB, a data safety monitoring board or the sponsor, may suspend or terminate a clinical trial at any time on various grounds, including a finding that the participants are being exposed to an unacceptable health risk or that the clinical trial is not being conducted in accordance with FDA requirements.

During the development of a new drug or biologic, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to submission of an IND, at the end of Phase II clinical trials, and before an NDA/BLA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice and for the sponsor and the FDA to reach agreement on the next phase of development. Sponsors typically use the end-of-Phase II clinical trials meetings to discuss their Phase II clinical trials results and present their plans for the pivotal Phase III registration trial that they believe will support approval of the new drug/biologic.

An investigational drug product that is a combination of two different drugs in the same dosage form must comply with an additional rule that requires that each component make a contribution to the claimed effects of the drug product. This typically requires larger studies that test the drug against each of its components.

Disclosure of Clinical Trial Information

Sponsors of clinical trials of FDA-regulated products, including drugs, biologics, and devices, are required to register and disclose certain clinical trial information. Information related to the product, patient population, phase of investigation, study sites and investigators, and other aspects of the clinical trial, is made public as part of the registration. Sponsors also are obligated to discuss the results of their clinical trials after completion. Disclosure of the clinical trial results can be delayed until the new product or new indication being studied has been approved. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.

The New Drug Application (NDA) Approval Process

Histogen’s drug products must be approved by the FDA through the NDA approval process before they may be legally marketed in the U.S. The process required by the FDA before drugs may be marketed in the U.S. generally involves the following:

•	completion of non-clinical laboratory tests, animal studies and formulation studies conducted according to good laboratory practice or other applicable regulations;

•	submission of an IND application;

•	performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug for its intended use or uses conducted in accordance with GCP;

•	submission to the FDA of an NDA after completion of all pivotal clinical trials;

•	FDA pre-approval inspection of manufacturing facilities and audit of clinical trial sites; and

•	FDA approval of an NDA.

In order to obtain approval to market a drug in the U.S., a marketing application must be submitted to the FDA that provides data establishing to the FDA’s satisfaction the safety and effectiveness of the investigational drug for the proposed indication. Each NDA submission requires a substantial user fee payment (exceeding $2.5 million in fiscal year 2019) unless a waiver or exemption applies. The application includes all relevant data available from pertinent non-clinical studies, or preclinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls and proposed labeling, among other information. Data can come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including studies initiated by investigators that meet GCP requirements.

Companies also must develop additional information about the chemistry and physical characteristics of the drug and finalize a process for the NDA sponsor’s manufacturing the product in compliance with current good manufacturing practice (cGMP) requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate, and the manufacturer must develop methods for testing the identity, strength, quality and purity of the finished drug product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf-life.

The results of drug development, non-clinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product.

The FDA reviews all NDAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. FDA may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. The FDA has 60 days from its receipt of an NDA to conduct an initial review to determine whether the application will be accepted for filing.

If the NDA submission is accepted for filing, the FDA reviews the NDA to determine, among other things, whether the proposed product is safe and effective for its intended use, and whether the product is being manufactured in accordance with cGMP to ensure the product’s identity, strength, quality and purity. The FDA has agreed to specific performance goals on the review of NDAs and seeks to review standard NDAs within 12 months from submission of the NDA. The review process may be extended by the FDA for three additional months to consider certain late submitted information or information intended to clarify information already provided in the submission.

After the FDA evaluates the NDA, it will issue either an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the application is not ready for approval. A Complete Response Letter may require additional clinical data and/or an additional pivotal clinical trial(s), and/or other significant, expensive and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. Even if such additional information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. The FDA may refer applications for novel drug products or drug products that present difficult questions of safety or effectiveness to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and, if so, under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, BLA or PMA, the FDA typically will inspect the facilities where the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Histogen currently has manufacturing facilities at its corporate headquarters, but it intends to facilitate a technology transfer of such functions and obligations to third party contract research organizations, for its clinical materials, and certain of its commercial partners for their commercial supply. Until such time as Histogen no longer manufactures any clinical or commercial supply of product, Histogen must ensure that its facilities satisfy FDA manufacturing requirements. Additionally, before approving an NDA, BLA or PMA, the FDA may inspect one or more clinical sites for compliance with GCP regulations.

If the FDA determines the application, manufacturing process or manufacturing facilities are not acceptable, it typically will outline the deficiencies and often will request additional testing or information. This may significantly delay further review of the application. If the FDA finds that a clinical site did not conduct the clinical trial in accordance with GCP regulations, the FDA may determine the data generated by the clinical site should be excluded from the primary efficacy analyses provided in the NDA. Additionally, notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

As a condition of approval, the FDA may require, additional clinical trials after a product is approved. These so-called Phase IV or post-approval clinical trials may be a condition for continuing drug approval. The results of Phase IV clinical trials can confirm the effectiveness of a product candidate and can provide important safety information. In addition, the FDA now has express statutory authority to require sponsors to conduct post-marketing trials to specifically address safety issues identified by the agency.

The FDA also has authority to require a Risk Evaluation and Mitigation Strategy (“REMS”) to ensure that the benefits of a drug outweigh its risks. A sponsor may also voluntarily propose a REMS as part of the NDA submission. The need for a REMS is determined as part of the review of the NDA. Elements of a REMS may include “dear doctor letters,” a medication guide, more elaborate targeted educational programs, and in some cases elements to assure safe use (“ETASU”), which is the most restrictive REMS. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and the use of patient registries. These elements are negotiated as part of the NDA approval, and in some cases the approval date may be delayed. Once implemented, REMS are subject to periodic assessment and modification.

Changes to some of the conditions established in an approved application, including changes in indications, labeling, manufacturing processes or facilities, may require submission and FDA approval of a new NDA or NDA supplement before the change can be implemented. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing NDAs.

Even if a product candidate receives regulatory approval, the approval may be limited to specific disease states, patient populations and dosages, or might contain significant limitations on use in the form of warnings, precautions or contraindications, or in the form of onerous risk management plans, restrictions on distribution or post-marketing trial requirements. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delay in obtaining, or failure to obtain, regulatory approval for Histogen’s products, or obtaining approval but for significantly limited use, would harm Histogen’s business. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of Histogen’s products in development. In addition, Histogen cannot predict what adverse governmental regulations may arise from future U.S. or foreign governmental action.

The Hatch-Waxman Amendments

Under the Drug Price Competition and Patent Term Restoration Act of 1984, as amended, commonly known as the Hatch-Waxman Amendments, a portion of a product’s U.S. patent term that was lost during clinical development and regulatory review by the FDA may be restored. The Hatch-Waxman Amendments also provide a process for listing patents pertaining to approved products in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations (commonly known as the Orange Book) and for a competitor seeking approval of an application that references a product with listed patents to make certifications pertaining to such patents. In addition, the Hatch-Waxman Amendments provide for a statutory protection, known as non-patent exclusivity, against the FDA’s acceptance or approval of certain competitor applications.

Patent Term Restoration

Patent term restoration can compensate for time lost during drug development and the regulatory review process by returning up to five years of patent life for a patent that covers a new product or its use. This period is generally one-half the time between the effective date of an IND (falling after issuance of the patent) and the submission date of an NDA, plus the time between the submission date of an NDA and the approval of that application, provided the sponsor acted with diligence. Patent term restorations, however, cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended and the extension must be applied for prior to expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration.

Orange Book Listing

In seeking approval for a drug through an NDA, applicants are required to list with the FDA each patent whose claims cover the applicant’s product. Upon approval of a drug, each of the patents listed by the NDA holder in the drug’s application or otherwise are published in the FDA’s Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential generic competitors in support of approval of an abbreviated new drug application (ANDA). An ANDA permits marketing of a drug product that has the same active ingredient(s) in the same strengths and dosage form as the listed drug and has been shown through bioequivalence testing to be therapeutically equivalent to the listed drug. Other than the requirement for bioequivalence testing, ANDA applicants are not required to conduct, or submit results of, preclinical studies or clinical trials to prove the safety or effectiveness of their drug product. Drugs approved under and ANDA are commonly referred to as “generic equivalents” to the listed drug and can often be substituted by pharmacists under prescriptions written for the original listed drug.

Section 505(b)(2) of the FDCA provides an alternate regulatory pathway to FDA approval for new or improved formulations or new uses of previously approved drug products. Specifically, Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference.

Any applicant who files an ANDA seeking approval of a generic equivalent version of a drug listed in the Orange Book or a 505(b)(2) NDA referencing a drug listed in the Orange Book must certify to the FDA that (i) no patent information on the drug product that is the subject of the application has been submitted to the FDA; (ii) such patent has expired; (iii) the date on which such patent expires; or (iv) such patent is invalid or will not be infringed upon by the manufacture, use or sale of the drug product for which the application is submitted. This last certification is known as a paragraph IV certification. A notice of the paragraph IV certification must be provided to each owner of the patent that is the subject of the certification and to the holder of the approved NDA to which the ANDA or 505(b)(2) application refers. The applicant also may elect to submit a “section viii” statement certifying that its proposed label does not contain (or carves out) any language regarding the patented method-of-use rather than certify to a listed method-of-use patent. If the reference NDA holder and patent owners assert a patent challenge directed to one of the Orange Book listed patents within 45 days of the receipt of the paragraph IV certification notice, the FDA is prohibited from approving the application until the earlier of 30 months from the receipt of the paragraph IV certification expiration of the patent, settlement of the lawsuit or a decision in the infringement case that is favorable to the applicant. The ANDA or 505(b)(2) application also will not be approved until any applicable non-patent exclusivity listed in the Orange Book for the branded reference drug has expired.

Market Exclusivity

Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain drug applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the U.S. to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an ANDA or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a Paragraph IV certification.

The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, were conducted or sponsored by the applicant deemed by the FDA to be essential to the approval of the application, for example, for new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active ingredient. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA; however, an applicant submitting a full NDA is required to conduct or obtain a right of reference to all of the non-clinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

The Biologics License Application (BLA) Approval Process

Histogen’s biological products must be approved by the FDA through the BLA approval process before they may be legally marketed in the U.S. The process is similar to the NDA process and generally involves the completion of non-clinical laboratory tests, submission of an IDA application, performance of human clinical trials in accordance with GCP to establish and safety and efficacy of the biological product, submission to the FDA of a BLA after completion of all pivotal clinical trials, FDA pre-approval inspection of manufacturing facilities and audit of clinical trial sites; and FDA approval of a BLA.

The cost of preparing and submitting a BLA is substantial. Each BLA submission requires a user fee payment (exceeding $2.5 million in fiscal year 2019), unless a waiver or exemption applies. The manufacturer or sponsor of an approved BLA is also subject to annual establishment fees.

The FDA has 60 days from its receipt of a BLA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of BLAs. Most applications for standard review biologics products are reviewed within twelve months of submission, and most applications for priority review biologics are reviewed within eight months of submission. The review process may be extended by the FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission. Even if such additional information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval.

The FDA may also refer applications for novel biologics products or biologics products that present difficult questions of safety or efficacy, to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations.

Before approving a BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the biologic product is manufactured. The FDA will not approve the BLA unless compliance with cGMP is satisfactory, and the BLA contains data that provide substantial evidence that the biologic is safe and effective for the indication studied. Manufacturers of biologics also must comply with the FDA’s general rules on biological products.

After the FDA evaluates the BLA and the manufacturing facilities, it issues either an approval letter or a complete response letter. A complete response letter outlines the deficiencies in the submission and may require substantial additional testing, including additional large-scale clinical testing or information in order for the FDA to reconsider the application. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the BLA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included.

An approval letter authorizes commercial marketing and distribution of the biologic with specific prescribing information for specific indications. As a condition of BLA approval, the FDA may require substantial post-approval testing and surveillance to monitor the product’s safety or efficacy and may impose other conditions, including labeling restrictions, which can materially affect the product’s potential market and profitability. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems or safety issues are identified following initial marketing.

Changes to some of the conditions established in an approved application, including changes in indications, labeling, device components or manufacturing processes or facilities, require submission and FDA approval of a new BLA or BLA supplement before the change can be implemented. A BLA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing BLA supplements as it does in reviewing BLAs.

Biosimilar Exclusivity

The Biologics Price Competition and Innovation Act of 2009 (BPCIA) creates an abbreviated approval pathway for biosimilar products. A biosimilar is a biological product that is highly similar to and has no clinically meaningful differences from an existing FDA-licensed reference product. Biosimilarity must be shown through analytical studies, animal studies, and at least one clinical study, absent a waiver. A biosimilar product may be deemed interchangeable with a prior licensed product if it is biosimilar and meets additional requirements under the BPCIA, including that it can be expected to produce the same clinical results as the reference product and, for products administered multiple times, the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. An interchangeable product may be substituted for the reference product without the involvement of the prescriber.

A reference biologic is granted twelve years of exclusivity from the time of first licensure of the reference product, and no application for a biosimilar may be submitted for four years from the date of licensure of the reference product. The first biologic product submitted under the abbreviated approval pathway that is determined to be interchangeable with the reference product may obtain exclusivity against a finding of interchangeability for other biologics for the same condition of use for the lesser of (i) one year after first commercial marketing of the first interchangeable biosimilar; (ii) eighteen months after the first interchangeable biosimilar is approved if there is no patent challenge; (iii) eighteen months after resolution of a lawsuit over the patents of the reference biologic in favor of the first interchangeable biosimilar applicant; or (iv) 42 months after the first interchangeable biosimilar’s application has been approved if a patent lawsuit is ongoing within the 42-month period.

FDA Regulation of Medical Devices

Medical devices are subject to extensive and rigorous regulation by the FDA under the FDCA, as well as other federal and state regulatory bodies in the United States, and laws and regulations of foreign authorities in other countries. FDA requirements specific to medical devices are wide ranging and govern, among other things:

•	design, development and manufacturing;

•	testing, labeling and storage;

•	clinical trials in humans;

•	product safety;

•	marketing, sales and distribution;

•	premarket clearance or approval;

•	record keeping procedures;

•	advertising and promotion;

•	post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to serious injury or death; and

•	product export.

Unless an exemption applies, medical devices distributed in the United States must receive either premarket clearance under Section 510(k) of the FDCA or premarket approval of a premarket application (PMA). Medical devices are classified into one of three classes—Class I, Class II, or Class III—depending on the degree or risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. Medical devices deemed to pose relatively low risk are placed in either Class I or II, which generally requires the manufacturer to submit a premarket notification under Section 510(k) of the FDCA requesting permission for commercial distribution. Some low risk devices are exempted from this premarket requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously 510(k) cleared device, or to a “preamendment device”—i.e., a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for submission of PMA applications—are placed in Class III requiring PMA approval.

Clinical Studies of Medical Devices under an Investigational Device Exemption (IDE)

A clinical trial is almost always required to support a PMA. All clinical investigations of investigational devices must be conducted in accordance with the FDA’s investigational device exemption (IDE) regulations, which govern investigational device labeling, prohibit promotion of the investigational device, and specify recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators.

If the device presents a “significant risk” to human health (as defined in the regulations), the FDA requires the device sponsor to submit an IDE application to the FDA, which must become effective prior to commencing human clinical trials. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. A nonsignificant risk device does not require FDA approval of an IDE. Both significant risk and nonsignificant risk investigational devices require approval from institutional review boards (IRBs) at the study centers where the device will be used. There can be no assurance that submission of an IDE will result in the ability to commence clinical trials.

An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE will automatically become effective 30 days after receipt by the FDA unless the FDA notifies the company that the investigation may not begin. If the FDA determines that there are deficiencies or other concerns with an IDE for which it requires modification, the FDA may permit a clinical trial to proceed under a conditional approval.

During the study, the sponsor must comply with the FDA’s IDE requirements for investigator selection, trial monitoring, reporting and record keeping. The investigators must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of investigational devices, and comply with all reporting and record keeping requirements. The sponsor, the FDA or the IRB at each site at which a clinical trial is being conducted may suspend a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the benefits. Even if a trial is completed, the results of clinical testing may not demonstrate the safety and efficacy of the device, or may otherwise not be sufficient to obtain approval of the product.

The Premarket Application (PMA) Approval Pathway

A product not eligible for 510(k) clearance must follow the PMA approval pathway, which requires evidence of the safety and effectiveness of the device to the FDA’s satisfaction. FDA aims to review PMAs within 12 months, but approval in practice could take much longer.

A PMA application must provide extensive preclinical and clinical trial data and information about the device and its components regarding, among other things, device design, manufacturing and labeling. As part of the PMA review, the FDA typically will inspect the manufacturer’s facilities for compliance with Quality System Regulation (QSR) requirements, which impose requirements for design and development, manufacturing, testing, labeling, packaging, distribution, and documentation and other quality assurance procedures.

Upon submission, the FDA determines if the PMA application is sufficiently complete to permit a substantive review, and, if so, the application is accepted for filing. The FDA then commences an in-depth review of the PMA application, which typically takes one to three years, but may last longer. An advisory panel of experts from outside the FDA is typically convened to review and evaluate the PMA applications and provide recommendations to the FDA as to the approval of the device. Even after approval of a PMA, a new PMA or PMA supplement is required in the event of a modification to the device, its labeling or its manufacturing process.

Post-Marketing Requirements for FDA Regulated Products

Following approval of a new product, the company and the approved products are subject to continuing regulation by the FDA, state and foreign regulatory authorities including, among other things, monitoring and record-keeping activities, reporting adverse experiences to the applicable regulatory authorities, providing regulatory authorities with updated safety and efficacy information, manufacturing products in accordance with cGMP requirements, product sampling and distribution requirements, and complying with promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising and restrictions on promoting products for uses or in patient populations that are not consistent with the drug’s approved labeling (known as “off-label use”), limitations on industry-sponsored scientific and educational activities and requirements for promotional activities involving the internet, including social media. Although physicians may prescribe products for off-label uses, manufacturers may not market or promote such off-label uses. Modifications or enhancements to the product or its labeling or changes of the site of manufacture are often subject to the approval of the FDA and other regulators, who may or may not grant approval, or may include in a lengthy review process.

The FDA, state and foreign regulatory authorities have broad enforcement powers. Failure to comply with applicable regulatory requirements could result in enforcement action by the FDA, state or foreign regulatory authorities, which may include the following:

•	untitled letters or warning letters;

•	fines, disgorgement, restitution or civil penalties;

•	injunctions (e.g., total or partial suspension of production) or consent decrees;

•	product recalls, administrative detention, or seizure;

•	customer notifications or repair, replacement or refunds;

•	operating restrictions or partial suspension or total shutdown of production;

•	delays in or refusal to grant requests for future product approvals or foreign regulatory approvals of new products, new intended uses, or modifications to existing products;

•	withdrawals or suspensions of FDA product marketing approvals or foreign regulatory approvals, resulting in prohibitions on product sales;

•	clinical holds on clinical trials;

•	FDA refusal to issue certificates to foreign governments needed to export products for sale in other countries; and

•	criminal prosecution.

Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and have a material adverse effect on our reputation, business, financial condition and results of operations. Such actions by government agencies could also require Histogen to expend a large amount of resources to respond to the actions. Any agency or judicial enforcement action could have a material adverse effect on Histogen.

In the U.S., after a product is approved, its manufacture is subject to comprehensive and continuing regulation by the FDA. The FDA regulations require that products be manufactured in registered facilities and in accordance with cGMP. Histogen expects to rely on third parties for the production of clinical and commercial quantities of Histogen’s products in accordance with cGMP regulations. cGMP regulations require, among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation and the obligation to investigate and correct deviations from cGMP. These regulations also impose certain organizational, procedural and documentation requirements with respect to manufacturing and quality assurance activities. Manufacturers and other entities involved in the manufacture and distribution of approved drugs, biologics and medical devices are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance.

NDA/BLA/PMA holders using contract manufacturers, laboratories or packagers are responsible for the selection and monitoring of qualified firms and, in certain circumstances, suppliers to these firms. These firms and, where applicable, their suppliers are subject to inspections by the FDA at any time, and the discovery of violative conditions, including failure to conform to cGMP, could result in enforcement actions that can interrupt the operation of any such firm or result in restrictions on product supply, including, among other things, recall or withdrawal of the product from the market.

Newly-discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures.

Reimbursement, Anti-Kickback and False Claims Laws and Other Regulatory Matters

In the U.S., the research, manufacturing, distribution, sale and promotion of drug products and medical devices are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare & Medicaid Services (“CMS”), other divisions of the U.S. Department of Health and Human Services (e.g., the Office of Inspector General), the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency, state Attorneys General and other state and local government agencies. For example, sales, marketing and scientific/educational grant programs must comply with the federal Anti-Kickback Statute, the federal False Claims Act, the privacy regulations promulgated under

HIPAA, and similar state laws. Pricing and rebate programs must comply with the Medicaid Drug Rebate Program requirements of the Omnibus Budget Reconciliation Act of 1990, as amended, and the Veterans Health Care Act of 1992, as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. The handling of any controlled substances must comply with the U.S. Controlled Substances Act and Controlled Substances Import and Export Act. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws.

The Medicare Modernization Act (MMA) established the Medicare Part D program to provide a voluntary prescription drug benefit to Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities which will provide coverage of outpatient prescription drugs. Unlike Medicare Part A and B, Part D coverage is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for products for which Histogen receives regulatory approval. However, any negotiated prices for Histogen’s products covered by a Part D prescription drug plan will likely be lower than the prices Histogen might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-government payors.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The American Recovery and Reinvestment Act of 2009 provides funding for the federal government to compare the effectiveness of different treatments for the same illness. A plan for the research will be developed by the Department of Health and Human Services, the Agency for Healthcare Research and Quality and the National Institutes for Health, and periodic reports on the status of the research and related expenditures will be made to Congress. Although the results of the comparative effectiveness studies are not intended to mandate coverage policies for public or private payors, it is not clear what effect, if any, the research will have on the sales of Histogen’s product candidates, if any such product or the condition that it is intended to treat is the subject of a clinical trial. It is also possible that comparative effectiveness research demonstrating benefits in a competitor’s product could adversely affect the sales of Histogen’s product candidates. If third-party payors do not consider Histogen’s products to be cost-effective compared to other available therapies, they may not cover Histogen’s products after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow Histogen to sell Histogen’s products on a profitable basis.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of Histogen’s products. Historically, products launched in the European Union do not follow price structures of the U.S. and generally tend to be priced significantly lower than in the U.S.

As noted above, in the U.S., Histogen is subject to complex laws and regulations pertaining to healthcare “fraud and abuse,” including, but not limited to, the federal Anti-Kickback Statute, the federal False Claims Act, and other state and federal laws and regulations. The federal Anti-Kickback Statute makes it illegal for any person, including a prescription drug manufacturer, or a party acting on its behalf, to knowingly and willfully solicit, receive, offer or pay any remuneration that is intended to induce the referral of business, including the purchase, order or prescription of a particular drug, or other good or service for which payment in whole or in part may be made under a federal healthcare program, such as Medicare or Medicaid. Violations of this law are punishable by up to five years in prison, criminal fines, administrative civil money penalties and exclusion from participation in federal healthcare programs. In addition, many states have adopted laws similar to the federal Anti-Kickback Statute. Some of these state prohibitions apply to the referral of patients for healthcare services reimbursed by any insurer, not just federal healthcare programs such as Medicare and Medicaid. Due to the breadth of these federal and state anti-kickback laws, the absence of guidance in the form of regulations or court decisions and the potential for additional legal or regulatory change in this area, it is possible that Histogen’s future sales and marketing practices or Histogen’s future relationships with medical professionals might be challenged under anti-kickback laws, which could harm Histogen.

The federal False Claims Act prohibits anyone from knowingly presenting, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services, including drugs, that are false or fraudulent, claims for items or services not provided as claimed or claims for medically unnecessary items or services. Although Histogen would not submit claims directly to payors, manufacturers can be held liable under these laws if they are deemed to “cause” the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. In addition, Histogen’s future activities relating to the reporting of wholesaler or estimated retail prices for Histogen’s products, the reporting of prices used to calculate Medicaid rebate information and other information affecting federal, state and third-party reimbursement for Histogen’s products, and the sale and marketing of Histogen’s products, are subject to scrutiny under this law. For example, pharmaceutical companies have been found liable under the federal False Claims Act in connection with their off-label promotion of drugs. Penalties for a federal False Claims Act violation include three times the actual damages sustained by the government, plus mandatory civil penalties of between $11,181 and $22,363 for each separate false claim, the potential for exclusion from participation in federal healthcare programs and, although the federal False Claims Act is a civil statute, conduct that results in a federal False Claims Act violation may also implicate various federal criminal statutes. If the government were to allege that Histogen was, or convict Histogen of, violating these false claims laws, Histogen could be subject to a substantial fine. In addition, private individuals have the ability to bring actions under the federal False Claims Act and certain states have enacted laws modeled after the federal False Claims Act.

There are also an increasing number of state laws that require manufacturers to make reports to states on pricing and marketing information. Many of these laws contain ambiguities as to what is required to comply with the laws. In addition, as discussed below, a similar federal requirement requires manufacturers to track and report to the federal government certain payments made to physicians and teaching hospitals in the previous calendar year. These laws may affect Histogen’s sales, marketing and other promotional activities by imposing administrative and compliance burdens on Histogen. In addition, given the lack of clarity with respect to these laws and their implementation, Histogen’s reporting actions could be subject to the penalty provisions of the pertinent state, and soon federal, authorities.

The failure to comply with regulatory requirements subjects companies to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of product approvals or refusal to allow a company to enter into supply contracts, including government contracts.

Changes in regulations, statutes or the interpretation of existing regulations could impact Histogen’s business in the future by requiring, for example: (1) changes to Histogen’s manufacturing facility; (2) additions or modifications to product labeling; (3) the recall or discontinuation of Histogen’s products; or (4) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of Histogen’s business.

Patient Protection and Affordable Care Act

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, collectively the PPACA, was enacted, which includes measures that have or will significantly change the way healthcare is financed by both governmental and private insurers. Among the provisions of the PPACA of greatest importance to the pharmaceutical industry are the following:

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The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of the Department of Health and Human Services as a condition for states to receive federal matching funds for the manufacturer’s covered outpatient drugs furnished to Medicaid patients. Effective in 2010, the PPACA made several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers’ rebate liability by raising the minimum basic Medicaid rebate on most branded prescription drugs and biologic agents to 23.1% of the AMP and adding a new rebate calculation for “line extensions” (i.e., new formulations, such as extended release formulations) of solid oral dosage forms of branded products, as well as potentially impacting their rebate liability by modifying the statutory definition of AMP. The PPACA also expanded the universe of Medicaid utilization subject to drug rebates by requiring pharmaceutical manufacturers to pay rebates on Medicaid managed care utilization and by expanding the population potentially eligible for Medicaid drug benefits. The CMS have proposed to expand Medicaid rebate liability to the territories of the U.S. as well. In addition, the PPACA provides for the public availability of retail survey prices and certain weighted average AMPs under the Medicaid program. The implementation of this requirement by the CMS may also provide for the public availability of pharmacy acquisition of cost data, which could negatively impact Histogen’s sales.

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In order for a pharmaceutical product to receive federal reimbursement under the Medicare Part B and Medicaid programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the AMP and Medicaid rebate amounts reported by the manufacturer. The PPACA expanded the types of entities eligible to receive discounted 340B pricing, although, under the current state of the law, with the exception of children’s hospitals, these newly-eligible entities will not be eligible to receive discounted 340B pricing on orphan drugs when used for the orphan indication. In addition, as 340B drug pricing is determined based on AMP and Medicaid rebate data, the revisions to the Medicaid rebate formula and AMP definition described above could cause the required 340B discount to increase.

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The PPACA imposes a requirement on manufacturers of branded drugs and biologic agents to provide a 50% discount off the negotiated price of branded drugs dispensed to Medicare Part D patients in the coverage gap (i.e., “donut hole”).

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The PPACA imposes an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs, although this fee would not apply to sales of certain products approved exclusively for orphan indications.

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The PPACA requires pharmaceutical manufacturers to track certain financial arrangements with physicians and teaching hospitals, including any “transfer of value” made or distributed to such entities, as well as any investment interests held by physicians and their immediate family members. Manufacturers are required to track this information and were required to make their first reports in March 2014. The information reported is publicly available on a searchable website.

•	As of 2010, a new Patient-Centered Outcomes Research Institute was established pursuant to the PPACA to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research. The research conducted by the Patient-Centered Outcomes Research Institute may affect the market for certain pharmaceutical products.

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The PPACA created the Independent Payment Advisory Board, which has the authority to recommend certain changes to the Medicare program to reduce expenditures by the program that could result in reduced payments for prescription drugs. Under certain circumstances, these recommendations will become law unless Congress enacts legislation that will achieve the same or greater Medicare cost savings.

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The PPACA established the Center for Medicare and Medicaid Innovation within CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending. Funding has been allocated to support the mission of the Center for Medicare and Medicaid Innovation from 2011 to 2019.

Many of the details regarding the implementation of the PPACA are yet to be determined, and, at this time, the full effect of the PPACA on Histogen’s business remains unclear. Further, there have been recent public announcements by members of the U.S. Congress, President Trump and his administration regarding their plans to repeal and replace the PPACA. For example, on December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act of 2017, which, among other things, eliminated the individual mandate requiring most Americans (other than those who qualify for a hardship exemption) to carry a minimum level of health coverage, effective January 1, 2019. Histogen cannot predict the ultimate form or timing of any repeal or replacement of the PPACA or the effect such a repeal or replacement would have on Histogen’s business.

Chemistry, Manufacturing, and Controls

Histogen has successfully developed production processes that are highly scalable and economically viable. All of the derivatives of the manufacturing process can be used, creating a spectrum of products for a variety of markets from one core technology.

Histogen has established in-house research, development and manufacturing capabilities in its corporate headquarters, however, it does not intend to continue manufacturing commercial or clinical material in-house moving forward. Histogen intends to secure manufacturing agreements with a contract research organization for its own clinical and commercial supply. Currently Histogen is not a party to any manufacturing agreements.

Histogen currently manufactures commercial quantities of its CCM skin care ingredient for customers in the medical aesthetics market, including Allergan, who formulate the ingredient into their skin care product lines. However, Histogen is in the process of conducting a technology transfer to Allergan, which will enable its commercial partner to utilize their own or third-party facilities. Histogen anticipates exiting the commercial manufacturing business by year end 2020. To date, Histogen has successfully transferred its process with two third-party contract manufacturing organizations (CMOs) and intends to engage an existing partner for contract manufacturing of its clinical and commercial product going forward.

Intellectual Property

As of January 31, 2020, Histogen holds or controls ten issued U.S. patents, four pending U.S. patent applications, and forty-five patents in various jurisdictions outside the United States. Additionally, Histogen is pursuing twenty-one corresponding patent applications that are pending in various foreign jurisdictions, including three applications that are pending in accordance with the Patent Cooperation Treaty (“PCT”). Further advancement of Histogen’s intellectual property portfolio will require the filing of patent applications related to its proprietary manufacturing process and product candidates. Histogen has patents extending into the late 2020s, as well as trade secrets protecting Histogen’s intellectual property. Histogen’s patent prosecution strategy includes exploration of opportunities to expand its patent life and use cases in order to broaden its existing patent portfolio.

Below is a further description of certain of Histogen’s key issued patents, including the method of protection, expiration date, number of related patents issued in foreign jurisdictions and the product candidates to which each patent relates. Histogen currently holds or controls:

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three patents issued in the United States (U.S. Patent Nos. 10,538,736, 8,257,947 and 8,524,494) and thirty-one patents issued in foreign jurisdictions directed to the production and use of extracellular matrix compositions and more specifically to proteins obtained by culturing cells under hypoxic conditions on a surface in a suitable growth medium. The method includes culturing cells under hypoxic conditions on a biocompatible three-dimensional surface in vitro. The culturing method produces both soluble and non-soluble fractions, which may be used separately or in combination to obtain physiologically acceptable compositions useful in a variety of medical and therapeutic applications. These U.S. patents relate to HST-001, HST-002, HST-003, HST-004 and HST-005 and are expected to expire in January 2029, while patents issued in foreign jurisdictions are expected to expire in July 2030;

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one patent issued in the United States (U.S. Patent Nos. 8,535,913), which is also directed to the production and use of extracellular matrix compositions and more specifically to proteins obtained by culturing cells under hypoxic conditions on a surface in a suitable growth medium. This U.S. patent relates to HST-001 and it is expected to expire in January 2029;

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two patents issued in the United States (U.S. Patent Nos. 8,530,415 and 9,512,403), which are also directed to the production and use of extracellular matrix compositions and more specifically to proteins obtained by culturing cells under hypoxic conditions on a surface in a suitable growth medium. These U.S. patents relate to HST-003, HST-004 and HST-005 and are expected to expire January 2029; and

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four patents issued in the United States (U.S. Patent Nos. 8,852,637, 9,034,312, 9,506,038, 10,143,708) and fourteen patents issued in foreign jurisdictions related to extracellular matrix compositions for the treatment of cancer, which are scheduled to expire between January 2029 and November 2030, while patents issued in foreign jurisdictions are expected to expire in January 2029; and one pending U.S. application related to skin care.

Wherever possible, Histogen seeks to protect its inventions by filing U.S. patents as well as foreign counterpart applications in select other countries. Because patent applications in the U.S. are maintained in secrecy for at least eighteen months after the applications are filed, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, Histogen cannot be certain that it was the first to make the inventions covered by each of its issued or pending patent applications, or that Histogen was the first to file for protection of inventions set forth in such patent applications. Histogen’s planned or potential products may be covered by third-party patents or other intellectual property rights, in which case continued development and marketing of its products would require a license. Required licenses may not be available to Histogen on commercially acceptable terms, if at all. If Histogen does not obtain these licenses, it could encounter delays in product introductions while it attempts to design around the patents, or Histogen could find that the development, manufacture or sale of products requiring such licenses are not possible.

In addition to patent protection, Histogen also relies on know-how, trade secrets and the careful monitoring of proprietary information, all of which can be difficult to protect. Histogen seeks to protect some of its proprietary technology and processes by entering into confidentiality agreements with its employees, consultants, and contractors. These agreements may be breached, Histogen may not have adequate remedies for any breach and its trade secrets may otherwise become known or be independently discovered by competitors. To the extent that Histogen’s employees or its consultants or contractors use intellectual property owned by others in their work for Histogen, disputes may also arise as to the rights in related or resulting know-how and inventions.

Competition

Both the cosmeceutical and biopharmaceutical industries are highly competitive, and many of Histogen’s competitors have substantially greater financial resources and experience in research and development, manufacturing, conducting clinical trials, obtaining regulatory approvals and marketing products.

While Histogen believes its proprietary manufacturing process, focus on addressing underserved, multi-billion dollar global markets, in-house research and development, knowledge, experience, and scientific resources offer competitive advantages, Histogen faces competition in the cosmeceutical and biopharmaceutical industries. The key competitive factors affecting the success of HST-001 and Histogen’s other product candidates are successful completion of clinical trials and timely regulatory approval in markets worldwide.

HST-001

Competition in the pharmaceutical market for the treatment of alopecia (hair loss), specifically androgenetic alopecia, consists of the following:

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Although hair restoration treatments range in effectiveness and invasiveness, one thing all of the currently available treatments share is that they target the existing hair and hair follicles, and work to save them.

•	Hair regrowth with topical options, such as Rogaine and Propecia, is minimal, and is lost upon discontinued use of the product.

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Hair loss products currently on the market or in active clinical development include: Allergan’s setipriprant, RepliCel’s RCH-01, Kerastem’s Style, Samumed’s SM-04554, Cassiopea’s Breezula, Johnson & Johnson’s Rogaine, Merck’s Propecia, PhotoMedex’s Tricomin and often as a last resort, a surgical hair transplant.

•	Up until now, no other treatment has demonstrated the ability to trigger the growth of new hairs, or the creation of new hair follicles.

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The development of HST-001 has the potential to expand the hair restoration market by offering a successful option to those that currently have none, and a potentially more effective option to anyone presently using or considering current treatment options, such as Rogaine or Propecia.

•	Certain treatment options may be limited in their effectiveness and only reduce hair loss, as opposed to growing new hair.

HST-002

Competition in the pharmaceutical market for the dermal filler intended to be injected into the dermis for the treatment of facial folds and wrinkles consists of the following:

•	More patients are becoming aware of dermal fillers and considering treatment.

•	Physicians and patients perceive a moderate unmet need for longer lasting fillers, with natural results and more high volume options.

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Branded dermal fillers, such as Juvederm®, Restylane®, BELOTERO®, Radiesse®, Sculptra® aesthetic and Bellafill®, have unique product lines for different indications, and are tailored to provide varying degrees of volume and extend duration.

•	Certain current treatment options produce discoloration, a Tyndall effect, in the patient’s skin, which means that there is a visible blue tint if administered near the skin surface.

HST-003

Competition in the pharmaceutical market for regenerating hyaline cartilage for the treatment of articular cartilage defects, consists of the following:

•	Physicians, and their patients, are seeking treatments that reverse cartilage degeneration.

•	Less invasive procedures are preferred to preserve patient function and reduce surgical complications.

•	Patients seek treatment options with shorter recovery periods and lasting treatment mechanisms that can promote more durable articular cartilage healing.

•	Current treatment options fall into four key therapeutics categories, opioid, analgesic, cell/stem cell or disease modifying.

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Cartilage repair products currently on the market or in active clinical development include: Collegium’s COL 003, Adhera’s IT-102, Cytori’s adipose derived stem cells, Stempeucetics’ Stempeucel, Samumed’s SM-04690 and Medivir AB’s MIV-711.

Employees

As of March 2, 2020, Histogen had 22 full-time employees and 16 of Histogen’s employees are engaged in research and development activities. None of Histogen’s employees are represented by labor unions or covered by collective bargaining agreements. Histogen considers its relationship with its employees to be good.

Properties

Histogen leases one floor of a two-story building containing its research and development, manufacturing and office space located at 10655 Sorrento Valley Road, Ste 200, San Diego, California, which Histogen believes will accommodate its anticipated workforce and near-term growth needs. Histogen’s current lease, as amended, expires February 28, 2020. In January 2020, Histogen entered into a new long-term lease agreement with San Diego Sycamore, LLC for office and laboratory space. The new lease commenced on March 1, 2020 and expires on August 31, 2031, with no options to renew or extend. Base rent is equal to $59,775 per month at commencement and increases at a fixed rate over the term of the lease. In addition to monthly base rent, Histogen is obligated to pay certain customary amounts for its share of operating expenses and utilities. The lease agreement includes six months of rent abatement and a tenant improvement allowance for renovations.

Legal Proceedings

Histogen is not currently a party to any material legal proceedings, but Histogen may be a party to certain other litigation that is either judged to be not material or that arises in the ordinary course of business from time to time.

CONATUS MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Disclosure Regarding Forward-Looking Statements

The following should be read in conjunction with the unaudited condensed consolidated financial statements and the related notes that appear elsewhere in this proxy statement/prospectus/information statement as well as in conjunction with the Risk Factors section in this proxy statement/prospectus/information statement and in the Conatus Annual Report on Form 10-K for the year ended December 31, 2019 as filed with the SEC on March 11, 2020. This proxy statement/prospectus/information statement and the Form 10-K include forward-looking statements made based on current management expectations pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.

Some of the statements contained in this proxy statement/prospectus/information statement discuss future expectations, contain projections of results of operations or financial conditions or state other “forward-looking” information, including statements regarding the timing and completion of the proposed merger with Histogen Inc., expectations regarding ownership percentages of the combined organization, plans to develop or partner emricasan and CTS-2090, its plans to reduce operating expenses and achieve profitability, including its strategic objectives, including efforts to maintain compliance with Nasdaq listing standards, the sufficiency of Conatus’ current cash holdings and the availability of additional funds, and the development and/or acquisition of additional products. Those statements include statements regarding the intent, belief or current expectations of Conatus and its management team. Any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those projected in the forward-looking statements. In light of the significant risks and uncertainties inherent in the forward-looking statements included in this proxy statement/prospectus/information statement, the inclusion of such statements should not be regarded as a representation by Conatus or any other person that Conatus’ objectives and plans will be achieved. There are many factors that affect its business, condensed consolidated financial position, results of operations and cash flows, including but not limited to: the risk that the conditions to the closing of the merger are not satisfied, including the failure to timely or at all obtain shareholder approval for the merger, uncertainties as to the timing of the consummation of the merger and the ability of each of Conatus and Histogen to consummate the merger, risks related to Conatus’ ability to correctly manage its operating expenses and its expenses associated with the transaction pending closing, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; certain cash and non-cash adjustments set forth in the Merger Agreement that may alter the percentage of the combined organization held by Conatus stockholders, Conatus’ ability to retain and attract key personnel, Conatus’ ability to raise additional funding that it may need to continue to pursue its commercial and development plans, Conatus’ ability to develop or partner emricasan or CTS-2090, Conatus’ ability to enter into partnering agreements or raise financing on acceptable terms, if at all; and/or other factors, including those set forth under the “Risk Factors” section in this proxy statement/prospectus/information statement, many of which are outside of Conatus’ control.

Conatus operates in a rapidly changing business, and new risk factors emerge from time to time. Management cannot predict every risk factor, nor can it assess the impact, if any, of all such risk factors on Conatus’ business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results and readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus/information statement. Conatus undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Overview

Conatus is a biotechnology company that has been focused on the development and commercialization of novel medicines to treat chronic diseases with significant unmet need. Conatus has been developing emricasan, an orally active pan-caspase inhibitor, for the treatment of patients with chronic liver disease. Emricasan is designed to reduce the activities of human caspases, which are enzymes that mediate inflammation and apoptosis. Conatus has also been developing CTS-2090, an orally active selective caspase inhibitor, for diseases involving inflammasome pathways.

In December 2016, Conatus entered into an Option, Collaboration and License Agreement, or the Collaboration Agreement, with Novartis Pharma AG, or Novartis, for the development and commercialization of emricasan. In June 2019, Conatus announced that top-line results from its ENCORE-LF clinical trial of emricasan did not meet the primary endpoint, and it was discontinuing further treatment of patients enrolled in the ENCORE-LF clinical trial. In addition, results from the 24-week extension in Conatus’ ENCORE-PH clinical trial of emricasan were consistent with results from the initial 24-week treatment period and did not meet predefined objectives. In March 2019, Conatus announced that top-line results from the ENCORE-NF clinical trial of emricasan also did not meet the primary endpoint. Conatus and Novartis entered into an amendment to the Collaboration Agreement, pursuant to which they mutually agreed to terminate the Collaboration Agreement in September 2019. Therefore, Conatus will not receive any future milestone, royalty or profit and loss sharing payments under the Collaboration Agreement. Pursuant to the terms of termination, Novartis and Conatus shared the costs of the Phase 2b trials equally until December 31, 2019 and Novartis will pay up to $150,000 for its share of the costs of the Phase 2b trials, if any, in 2020. Conatus has discontinued development activities for emricasan and plans to re-position or partner emricasan, as well as its inflammasome disease candidate, CTS-2090.

In connection with the decision to discontinue development of emricasan, Conatus also commenced a restructuring plan in June 2019 that included reducing staff by approximately 40% and suspending development of CTS-2090, and a restructuring plan in September 2019 that included reducing staff by another approximately 40% in order to extend Conatus’ resources. Conatus also engaged a financial advisor to assist in the exploration and evaluation of strategic alternatives to enhance shareholder value, including a merger, an acquisition or sale of assets or a dissolution and liquidation of the company. However, there can be no assurance any transaction will result from Conatus’ evaluation of strategic alternatives.

On January 28, 2020, Conatus, Merger Sub, and Histogen, entered into the Merger Agreement, pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Histogen, with Histogen continuing as Conatus’ wholly owned subsidiary and the surviving corporation of the merger.

At the Effective Time, each share of Histogen’s common stock and Histogen’s preferred stock outstanding immediately prior to the Effective Time (excluding certain shares to be canceled pursuant to the Merger Agreement, and shares held by Histogen stockholders who have exercised and perfected appraisal rights as more fully described in the section entitled “The Merger—Appraisal Rights”) will be converted into the right to receive approximately 1.4750 shares of Conatus’ common stock, subject to adjustment to account for the Conatus Reverse Stock Split. This exchange ratio is an estimate only and is based upon Conatus and Histogen’s capitalization at March 2, 2020. The final exchange ratio will be determined pursuant to a formula described in more detail in the Merger Agreement and in the attached proxy statement/prospectus/information statement, which formula accounts for adjustments due to changes in Conatus and Histogen’s capitalization prior to the consummation of the merger as well as the respective net cash balances of Conatus and Histogen prior to the merger. As a result of the merger, current holders of Histogen’s capital stock and options and warrants to purchase Histogen’s capital stock are expected to own, or hold rights to acquire, in the aggregate approximately 74% of the Fully-Diluted Common Stock of Conatus and Conatus’ current stockholders, optionholders and warrantholders are expected to own, or hold rights to acquire, in the aggregate approximately 26% of the Fully-Diluted Common Stock of Conatus and, in each case, following the Effective Time. These estimates are subject to adjustment prior to the closing of the merger, including an upward adjustment to the extent that Conatus’ net cash at the Effective Time is less than $12.3 million or Histogen’s net cash at the effective time of the merger is more than $0.7 million (and as a result, Conatus stockholders could own less, and Histogen stockholders could own more, of the combined organization), or a downward adjustment to the extent that Conatus’ net cash at the

Effective Time is more than $13.1 million or Histogen’s net cash at the Effective Time is less than negative $0.1 million (and as a result, Conatus stockholders could own more, and Histogen stockholders could own less, of the combined organization). The foregoing net cash amounts at which adjustments to the exchange ratio may be triggered reflect reductions for each company’s daily cash burn from January 31, 2020 through the date of this proxy statement/prospectus/information statement and will be further adjusted to reflect each company’s daily cash burn until closing date of the merger.

Consummation of the merger is subject to certain closing conditions, including, among other things, approval by Conatus’ and Histogen’s stockholders. Should the Merger Agreement be terminated prior to consummation, the Merger Agreement contains certain termination rights for both Conatus and Histogen, and further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $500,000, and in some circumstances reimburse the other party’s expenses up to a maximum of $350,000.

At the Effective Time of the merger, the Conatus Board is expected to consist of eight members, six of whom will be designated by Histogen and two of whom will be designated by Conatus.

Despite devoting significant efforts to identify, evaluate and negotiate the Merger Agreement with Histogen, Conatus may not be successful in completing the merger. Further, even if the merger is completed, it ultimately may not deliver the anticipated benefits or enhance stockholder value. If the merger is not completed, Conatus cannot predict whether and to what extent Conatus would be successful in consummating an alternative transaction, the timing of such a transaction or Conatus’ future cash needs required to complete such a transaction, and Conatus may choose or be forced to dissolve and liquidate its assets.

Since Conatus’ inception, its primary activities have been organizational activities, including recruiting personnel, conducting research and development, including clinical trials, and raising capital. Conatus has no products approved for sale, and it has not generated any revenues from product sales to date. Conatus has never been profitable and has incurred significant operating losses since its inception. Conatus incurred net losses of $11.4 million, $18.0 million and $17.4 million for the years ended December 31, 2019, 2018 and 2017, respectively. As of December31, 2019, Conatus had an accumulated deficit of $198.0 million.

Conatus has funded its operations since inception primarily through sales of equity securities and convertible promissory notes and payments made under the Collaboration Agreement. As of December 31, 2019, Conatus had cash and cash equivalents of $20.7 million. Although it is difficult to predict future liquidity requirements, Conatus believes that its existing cash, cash equivalents and marketable securities will be sufficient to fund its operations for at least the next 12 months from the date of the filing of this Form S-4. Conatus will need to raise additional capital to fund further operations. Conatus may obtain additional financing in the future through the issuance of its common stock in future public offerings, through other equity or debt financings or through collaborations or partnerships with other companies.

Successful transition to profitability is dependent upon achieving a level of revenues adequate to support Conatus’ cost structure. Conatus cannot assure you that it will ever be profitable or generate sustained positive cash flow from operating activities and, unless and until Conatus does, it will need to raise substantial additional capital through equity or debt financings or through collaborations or partnerships with other companies. Conatus may not be able to raise additional capital on terms acceptable to it, or at all, and any failure to raise capital as and when needed could have a material adverse effect on its results of operations, financial condition and its ability to execute on its business plan.

Financial Overview

Revenues

Conatus’ revenues to date have been generated primarily from the Collaboration Agreement. Under the terms of the Collaboration Agreement, Conatus received an upfront payment of $50.0 million. In May 2017, Novartis exercised its option, and Conatus received a $7.0 million option exercise payment in July 2017. In September 2019, Conatus and Novartis entered into an amendment to the Collaboration Agreement, pursuant to which they mutually agreed to terminate the Collaboration Agreement. Conatus was eligible to receive up to $650.0 million in additional payments for development, regulatory and commercial sales milestones, as well as royalties or profit and loss sharing on future product sales in the United States, if any. However, due to its termination, Conatus will not receive any future milestone, royalty or profit and loss sharing payments under the Collaboration Agreement.

Under the relevant revenue recognition guidance, Conatus recognizes collaboration revenue (i.e., the transaction price) in an amount proportional to the collaboration expenses incurred and the total estimated collaboration expenses. Conatus periodically reviews and updates the total estimated collaboration expenses and the estimated transaction price, when appropriate, which adjusts the revenue recognized for the period on a cumulative catch-up basis as a change in estimate. Such changes could materially impact the amount of revenue recorded in the period.

Conatus has no products approved for sale, and Conatus has not generated any revenues from product sales to date. Conatus has not submitted any product candidate for regulatory approval. If Conatus fails to achieve clinical success for its product candidates in a timely manner and/or obtain regulatory approval for such product candidates, or to successfully develop other product candidates, Conatus’ ability to generate future revenues would be materially adversely affected. Conatus has no further clinical development plans for emricasan, and Conatus is not currently developing any other product candidates.

Research and Development Expenses

The majority of Conatus’ operating expenses to date have been incurred in research and development activities. Starting in late 2011, research and development expenses have been focused on the development of emricasan. Since acquiring emricasan in 2010, Conatus has $168.4 million of research and development expenses in the development of emricasan through December 31, 2019. Conatus’ business model has been focused on the development of emricasan in various liver diseases in collaboration with Novartis and the development of CTS-2090 for diseases involving inflammasome pathways. Conatus’ research and development expenses consist primarily of:

•	expenses incurred under agreements with contract research organizations, or CROs, investigative sites and consultants that conduct its clinical trials and its preclinical studies;

•	employee-related expenses, which include salaries and benefits;

•	the cost of finalizing its chemistry, manufacturing and controls, or CMC, capabilities and providing clinical trial materials;

•	costs associated with other research activities and regulatory approvals; and

•	research and development costs are expensed as incurred.

Clinical development timelines, the probability of success and development costs can differ materially from expectations. The costs of clinical trials may vary significantly over the life of a project owing to factors that include but are not limited to the following:

•	per patient trial costs;

•	the number of patients that participate in the clinical trials;

•	the number of sites included in the clinical trials;

•	the countries in which the clinical trials are conducted;

•	the length of time required to enroll eligible patients;

•	the number of doses that patients receive;

•	the drop-out or discontinuation rates of patients;

•	potential additional safety monitoring or other studies requested by regulatory agencies;

•	the duration of patient follow-up; and

•	the efficacy and safety profile of the product candidate.

Conatus does not have any plans for further development of emricasan and has suspended development of its inflammasome disease candidate, CTS-2090.

General and Administrative Expenses

General and administrative expenses consist principally of salaries and related costs for personnel in executive, finance, business development and administrative functions. Other general and administrative expenses include costs related to being a public company, as well as insurance, facilities, travel, patent filing and maintenance, legal and consulting expenses.

Interest Income

Interest income consists primarily of interest income earned on Conatus’ cash, cash equivalents and marketable securities.

Interest Expense

Interest expense consists of accrued interest on Conatus’ $15.0 million convertible promissory note payable to Novartis, or the Novartis Note, which was issued in February 2017 and converted, at Conatus’ option, into shares of Conatus’ common stock in December 2018.

Other Income (Expense)

Other income (expense) includes non-operating transactions such as those caused by currency fluctuations between transaction dates and settlement dates.

Critical Accounting Policies and Significant Judgments and Estimates

Conatus’ management’s discussion and analysis of financial condition and results of operations is based on Conatus’ condensed financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires Conatus to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. These items are monitored and analyzed by Conatus for changes in facts and circumstances, and material changes in these estimates could occur in the future. Conatus bases its estimates on historical experience and on various other factors that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Changes in estimates are reflected in reported results for the period in which they become known. Actual results may differ materially from these estimates under different assumptions or conditions.

While Conatus’ significant accounting policies are more fully described in the notes to its audited financial statements appearing elsewhere in this proxy statement/prospectus/information statement, Conatus believes that the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of its financial statements and understanding and evaluating its reported financial results.

Revenue Recognition

Under the relevant accounting literature, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. Conatus performs the following five steps in order to determine revenue recognition for contracts: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when, or as, it satisfies a performance obligation.

At contract inception, Conatus identifies the performance obligations in the contract by assessing whether the goods or services promised within each contract are distinct. Revenue is then recognized for the amount of the transaction price that is allocated to the respective performance obligation when, or as, the performance obligation is satisfied.

In a contract with multiple performance obligations, Conatus must develop estimates and assumptions that require judgment to determine the underlying stand-alone selling price for each performance obligation, which determines how the transaction price is allocated among the performance obligations. The estimation of the stand-alone selling price(s) may include estimates regarding forecasted revenues or costs, development timelines, discount rates, and probabilities of technical and regulatory success. Conatus evaluates each performance obligation to determine if it can be satisfied at a point in time or over time. Any change made to estimated progress towards completion of a performance obligation and, therefore, revenue recognized will be recorded as a change in estimate. In addition, variable consideration must be evaluated to determine if it is constrained and, therefore, excluded from the transaction price.

If a license to Conatus’ intellectual property is determined to be distinct from the other performance obligations identified in a contract, it recognize revenues from the transaction price allocated to the license when the license is transferred to the licensee and the licensee is able to use and benefit from the license. For licenses that are bundled with other promises, it utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue from the allocated transaction price. Conatus evaluates the measure of progress at each reporting period and, if necessary, adjusts the measure of performance and related revenue or expense recognition as a change in estimate.

At the inception of each arrangement that includes milestone payments, Conatus evaluates whether the milestones are considered probable of being reached. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within Conatus’ or a collaboration partner’s control, such as regulatory approvals, are generally not considered probable of being achieved until those approvals are received. At the end of each reporting period, Conatus re-evaluates the probability of achievement of milestones that are within its or a collaboration partner’s control, such as operational developmental milestones and any related constraint, and, if necessary, adjust its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which will affect collaboration revenues and earnings in the period of adjustment. Revisions to Conatus’ estimates of the transaction price may also result in negative collaboration revenues and earnings in the period of adjustment.

For arrangements that include sales-based royalties, including commercial milestone payments based on the level of sales, and a license is deemed to be the predominant item to which the royalties relate, Conatus will recognize revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied, or partially satisfied. To date, Conatus has not recognized any royalty revenue from collaborative arrangements.

In December 2016, Conatus entered into the Collaboration Agreement and an Investment Agreement with Novartis, or the Investment Agreement. Conatus concluded that there were two significant performance obligations under the Collaboration Agreement: the license and the research and development services, but that the license is not distinct from the research and development services as Novartis cannot obtain value from the license without the research and development services, which Conatus is uniquely able to perform.

Conatus concluded that progress towards completion of the performance obligations related to the Collaboration Agreement is best measured in an amount proportional to the collaboration expenses incurred and the total estimated collaboration expenses. Conatus periodically reviews and updates the estimated collaboration expenses, when appropriate, which adjusts the percentage of revenue that is recognized for the period. While such changes to its estimates have no impact on its reported cash flows, the amount of revenue recorded in the period could be materially impacted. The transaction price to be recognized as revenue under the Collaboration Agreement consists of the upfront payment, option exercise fee, deemed revenue from the premium paid by Novartis under the Investment Agreement and estimated reimbursable research and development costs. Certain expenses directly related to execution of the Collaboration Agreement were capitalized as assets on the balance sheet and were expensed in a manner consistent with the methodology used for recognizing revenue.

The Collaboration Agreement was terminated, effective September 30, 2019, and Conatus will not receive any future milestone, royalty or profit and loss sharing payments under the Collaboration Agreement.

Accrued Research and Development Expenses

As part of the process of preparing its financial statements, Conatus is required to estimate its accrued research and development expenses. This process involves reviewing contracts and purchase orders, reviewing the terms of vendor agreements, communicating with its applicable personnel to identify services that have been performed on its behalf and estimating the level of service performed and the associated cost incurred for the service when it has not yet been invoiced or otherwise notified of actual cost. The majority of its service providers invoice monthly in arrears for services performed. Conatus makes estimates of its accrued expenses as of each balance sheet date in its financial statements based on facts and circumstances known to it at that time.

Examples of estimated accrued research and development expenses include:

•	fees paid to CROs in connection with clinical trials;

•	fees paid to investigative sites in connection with clinical trials;

•	fees paid to vendors in connection with preclinical development activities; and

•	fees paid to vendors related to product manufacturing, development and distribution of clinical supplies.

Conatus bases its expenses related to clinical trials on its estimates of the services received and efforts expended pursuant to contracts with multiple research institutions and CROs that conduct and manage clinical trials on its behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows and expense recognition. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing service fees, Conatus estimates the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from its estimates, it adjusts the accrual accordingly. Conatus’ understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in its reporting changes in estimates in any particular period. Conatus has not experienced any significant adjustments to its estimates to date. As of December 31, 2019, Conatus does not have any plans for further development of emricasan and has suspended development of its inflammasome disease candidate, CTS-2090.

Stock-Based Compensation

Stock-based compensation expense for stock option grants and restricted stock units, RSUs, under Conatus’ equity plans is recorded at the estimated fair value of the award as of the grant date and is recognized as expense on a straight-line basis over the requisite service period of the stock-based award, and forfeitures are recognized as they occur. Stock-based compensation expense for employee stock purchases under its 2013 Employee Stock Purchase Plan, or the ESPP, is recorded at the estimated fair value of the purchase as of the plan enrollment date and is recognized as expense on a straight-line basis over the applicable six-month ESPP offering period. Conatus estimates the fair value of its stock-based awards using the Black-Scholes model. The Black-Scholes model requires the input of subjective assumptions, including the risk-free interest rate, expected dividend yield, expected volatility, expected term and the fair value of the underlying common stock on the date of grant, among other inputs.

Net Operating Loss and Research and Development Tax Credit Carryforwards

At December 31, 2019, Conatus has federal and state net operating loss, or NOL, carryforwards of $145.5 million and $76.4 million, respectively. The federal and state NOL carryforwards begin to expire in 2028, unless previously utilized. The federal NOL carryforwards generated after 2017 have an indefinite carryforward life. Conatus also has federal, including orphan drug, and state research credit carryforwards of $8.3 million and $2.4 million, respectively. The federal research credit carryforwards will begin expiring in 2027, unless previously utilized. The state research credit will carry forward indefinitely.

Conatus previously completed a study to assess whether an ownership change, as defined by Internal Revenue Code Section 382, had occurred from its formation through December 31, 2017. Based upon this study, Conatus determined that ownership changes had occurred in 2006 and 2013 but concluded that the annual utilization limitation would be sufficient to utilize its pre-ownership change NOLs and research and development credits prior to expiration, with the exception of a de minimis amount. All remaining NOLs and credits are eligible to be used during the carryforward period. Conatus utilized $13.1 million of NOLs to offset its 2017 taxable income. Future ownership changes may limit its ability to utilize remaining tax attributes.

Results of Operations

Comparison of the Years Ended December 31, 2019, 2018 and 2017

Total Revenues

Total revenues were $21.7 million for the year ended December 31, 2019, as compared to $33.6 million for the same period in 2018. The decrease of $11.9 million was primarily due to the decision to discontinue the development of emricasan in June 2019 and the subsequent termination of the Collaboration Agreement in September 2019.

Total revenues were $33.6 million for the year ended December 31, 2018, as compared to $35.4 million for the same period in 2017. The decrease of $1.8 million was primarily due to lower emricasan-related research and development expenses resulting in corresponding lower revenues related to the Collaboration Agreement, partially offset by the effect of the adoption of the revenue recognition standard described above in the Critical Accounting Policies and Significant Judgments and Estimates section.

Under prior guidance, Conatus recognized collaboration revenue under the Collaboration Agreement over the estimated time-based performance period for license-related payments and when costs were incurred for reimbursable costs. Under the current revenue recognition standard, which Conatus adopted on January 1, 2018, Conatus recognizes collaboration revenue and some related expenses in an amount proportional to the collaboration expenses incurred and the total estimated collaboration expenses. Conatus periodically reviews and updates the estimated collaboration expenses, when appropriate, which adjusts the percentage of revenue that is recognized for the period. Such changes could materially impact the amount of revenue recorded in the period.

Research and Development Expenses

Research and development expenses were $23.5 million for the year ended December 31, 2019, as compared to $41.4 million for the same period in 2018. The decrease of $17.9 million was primarily due to a decrease in external costs related to emricasan and new product candidate development and lower personnel costs resulting from the decision to discontinue the development of emricasan in June 2019 and the subsequent termination of the Collaboration Agreement in September 2019.

Research and development expenses were $41.4 million for the year ended December 31, 2018, as compared to $43.2 million for the same period in 2017. The decrease of $1.8 million was primarily due to a decrease in external costs related to emricasan, partially offset by an increase in external costs related to new product candidate development and higher personnel costs. In 2018, external research and development expenses for emricasan were $31.0 million, compared to $34.0 million in 2017. The decrease of $3.0 million was primarily due to lower costs related to its ENCORE-NF, ENCORE-PH and POLT-HCV-SVR clinical trials, as well as lower costs related to manufacturing activities, partially offset by higher costs related to its ENCORE-LF clinical trial. In 2018, external research and development expenses not related to emricasan were $2.3 million, compared to $1.3 million in 2017. The increase of $1.0 million was primarily due to the ramp up of its new product candidate development. Research and development related personnel expenses were $7.8 million in 2018 and $7.6 million in 2017. The increase of $0.2 million was primarily due to higher employee salaries and benefits, partially offset by lower stock compensation.

General and Administrative Expenses

General and administrative expenses were $10.2 million for the year ended December 31, 2019, as compared to $10.5 million for the same period in 2018. The decrease of $0.3 million was primarily due to lower personnel costs.

General and administrative expenses were $10.5 million for the year ended December 31, 2018, as compared to $9.7 million for the same period in 2017. The increase of $0.8 million was primarily due to higher personnel costs and collaboration execution costs, which are being amortized due to adoption of the new revenue recognition standard. General and administrative related personnel expenses were $6.0 million in 2018 and $5.5 million in 2017. The increase of $0.5 million was primarily due to higher employee salaries and benefits, partially offset by lower stock compensation.

Changes in components of Other Income (Expense) were as follows:

Interest Income

Interest income was $568,000, $962,000 and $892,000 for the years ended December 31, 2019, 2018 and 2017, respectively. Interest income consisted of interest earned on cash, cash equivalents and marketable securities and fluctuates based on changes in investment balances and interest rates.

Interest Expense

Interest expense was $0, $696,000 and $662,000 for the years ended December 31, 2019, 2018 and 2017, respectively. Interest expense consisted primarily of interest expense related to the Novartis Note, which was issued in February 2017 and converted, at Conatus’ option, into shares of its common stock in December 2018.

Other Income (Expense)

Other income was $53,000 for the year ended December 31, 2019. Other income was $1,000 for the year ended December 31, 2018. Other expense was $76,000 for the year ended December 31, 2017. Other income (expense) represents non-operating transactions such as those caused by currency fluctuations between transaction dates and settlement dates.

Liquidity and Capital Resources

Since inception, Conatus has incurred losses and negative cash flows from operating activities, except for the year ended December 31, 2016, where Conatus had positive net cash flows from operating activities due to the upfront payment related to the Collaboration Agreement. As of December 31, 2019, Conatus had an accumulated deficit of $198.0 million. Conatus anticipates that it will continue to incur net losses as it evaluates strategic alternatives to enhance shareholder value.

Prior to Conatus’ initial public offering, or IPO, in July 2013, Conatus funded its operations primarily through private placements of equity and convertible debt securities. In July 2013, Conatus completed its IPO of 6,000,000 shares of common stock at an offering price of $11.00 per share. Conatus received net proceeds of $58.6 million, after deducting underwriting discounts and commissions and offering-related transaction costs.

In August 2014, Conatus entered into an At Market Issuance Sales Agreement, or the 2014 Sales Agreement, with MLV & Co. LLC, or MLV, pursuant to which Conatus could sell from time to time, at its option, up to an aggregate of $50.0 million of shares of Conatus’ common stock through MLV, as sales agent. Conatus terminated the 2014 Sales Agreement in December 2016. Conatus sold 6,305,526 shares of its common stock pursuant to the 2014 Sales Agreement at a weighted average price per share of $2.35 and received net proceeds of $14.2 million, after deducting offering-related transaction costs and commissions.

In April 2015, Conatus completed a public offering of 4,025,000 shares of its common stock at a public offering price of $5.75 per share. Conatus received net proceeds of $21.4 million, after deducting underwriting discounts and commissions and offering-related transaction costs. In May 2017, Conatus completed a public offering of 5,980,000 shares of its common stock at a public offering price of $5.50 per share. Conatus received net proceeds of $30.6 million, after deducting underwriting discounts and commissions and offering-related transaction costs. Immediately following the offering, Conatus used $11.2 million of the net proceeds to repurchase and retire 2,166,836 shares of Conatus’ common stock from Advent at a price of $5.17 per share, which is equal to the net proceeds per share Conatus received from the offering, before expenses, pursuant to a stock purchase agreement Conatus entered into with Advent in May 2017.

In December 2016, Conatus entered into the Collaboration Agreement, pursuant to which Conatus granted Novartis an exclusive option to collaborate with Conatus for the global development and commercialization of emricasan. Under the Collaboration Agreement, Novartis paid Conatus an upfront payment of $50.0 million. In May 2017, Novartis exercised its option, and Conatus received a $7.0 million option exercise payment in July 2017. Concurrent with the entry into the Collaboration Agreement, Conatus entered into an Investment Agreement with Novartis, or the Investment Agreement, whereby Conatus agreed to sell and Novartis agreed to purchase, convertible promissory notes, in one or two closings, for an aggregate principal amount of up to $15.0 million. In February 2017, Conatus issued the Novartis Note in the principal amount of $15.0 million, pursuant to the Investment Agreement. The maturity date of the Novartis Note was December 31, 2019, and it bore interest on the unpaid principal balance at a rate of 6% per annum. In December 2018, Conatus, at its option, converted the entire outstanding principal of $15.0 million and accrued and unpaid interest of the Novartis Note into 2,882,519 shares of Conatus’ common stock. Pursuant to the terms of the Novartis Note, the principal and accrued and unpaid interest converted into shares of Conatus’ common stock at a conversion price equal to 120% of the 20-day trailing average closing price per share of the common stock immediately prior to the conversion date.

On August 2, 2018, Conatus entered into the 2018 Sales Agreement, pursuant to which Conatus may sell from time to time, at its option, up to an aggregate of $35.0 million of shares of Conatus’ common stock through Stifel, as sales agent. Sales of Conatus’ common stock made pursuant to the 2018 Sales Agreement, if any, will be made on the Nasdaq Capital Market, under Conatus’ Registration Statement on Form S-3 filed on August 17, 2017 by means of ordinary brokers’ transactions at market prices. Additionally, under the terms of the 2018 Sales Agreement, Conatus may also sell shares of its common stock through Stifel, on Nasdaq or otherwise, at negotiated prices or at prices related to the prevailing market price. Conatus will pay a commission rate equal to up to 3.0% of the gross sales price per share sold. The 2018 Sales Agreement will automatically terminate upon the sale of an aggregate of $35.0 million of shares of Conatus’ common stock pursuant to the 2018 Sales Agreement. In addition, the 2018 Sales Agreement may be terminated by Conatus or Stifel at any time upon ten days’ notice to the other party, or by Stifel at any time in certain circumstances, including the occurrence of an event that would be reasonably likely to have a material adverse effect on Conatus’ assets, business, operations, earnings, properties, condition (financial or otherwise), prospects, stockholders’ equity or results of operations. As of the date of the filing of this Form S-4, Conatus has not sold any shares under the 2018 Sales Agreement. In addition, under current regulations of the SEC at any time during which the aggregate market value of its common stock held by non-affiliates, or public float, is less than $75.0 million, the amount Conatus can raise through primary public offerings of securities in any twelve-month period using shelf registration statements, including sales under the 2018 Sales Agreement, is limited to an aggregate of one-third of its public float. As of March 2, 2020, Conatus’ public float was 32.2 million shares, the value of which was $13.9 million based upon the closing price of its common stock of $0.43 per share on March 2, 2020. The value of one-third of its public float calculated on the same basis was $4.6 million.

On May 29, 2019, Conatus received a letter from the Nasdaq staff indicating that, for the last thirty consecutive business days, the bid price for its common stock had closed below the minimum $1.00 per share requirement for continued listing on the Nasdaq Global Market under Nasdaq Listing Rule 5450(a)(1). Conatus had a period of 180 calendar days, or until November 25, 2019, to regain compliance. On November 25, 2019, Conatus filed an application to transfer the listing of its common stock from the Nasdaq Global Market to the Nasdaq Capital Market.

On November 27, 2019, Conatus received approval from Nasdaq to transfer the listing of its common stock from the Nasdaq Global Market to the Nasdaq Capital Market. Conatus’ common stock was transferred to the Nasdaq Capital Market effective as of the open of business on November 29, 2019, and continues to trade under the symbol “CNAT.” The Nasdaq Capital Market operates in substantially the same manner as the Nasdaq Global Market and listed companies must meet certain financial requirements and comply with Nasdaq’s corporate governance requirements.

In connection with the transfer to the Nasdaq Capital Market, Conatus has been granted an additional 180-day grace period, until May 25, 2020, to regain compliance with the minimum $1.00 per share requirement for continued listing on the Nasdaq Capital Market under Nasdaq Listing Rule 5810(c)(3)(A). If compliance cannot be demonstrated by May 25, 2020, or Conatus does not comply with the terms of this extension, the Nasdaq staff will provide written notification that Conatus’ securities will be delisted. In the event of such a notification, Conatus may appeal the Nasdaq staff’s determination to delist its securities, but there can be no assurance the Nasdaq staff would grant Conatus’ request for continued listing.

At December 31, 2019, Conatus had cash and cash equivalents of $20.7 million. Conatus believes its existing cash and cash equivalents will be sufficient to fund its operations for at least the next 12 months from the date of the filing of this Form S-4. To fund further operations, Conatus will need to raise additional capital. Conatus plans to continue to fund losses from operations and capital funding needs through future equity and debt financing, as well as potential collaborations or partnerships with other companies. The sale of additional equity or convertible debt could result in additional dilution to Conatus stockholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financing covenants that would restrict Conatus’ operations. No assurances can be provided that financing will be available in the amounts Conatus needs or on terms acceptable to Conatus, if at all. If Conatus is not able to secure adequate additional funding, Conatus may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, and/or suspend or curtail planned programs. Conatus has engaged a financial advisor to assist in the exploration and evaluation of strategic alternatives to enhance shareholder value, including a merger, an acquisition or sale of assets or a dissolution and liquidation of the company. On January 28, 2020, Conatus, Merger Sub, and Histogen entered into a Merger Agreement, pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Histogen, with Histogen continuing as Conatus’ wholly owned subsidiary and the surviving corporation of the merger.

The following table sets forth a summary of the net cash flow activity for each of the periods set forth below (in thousands):

	Year Ended December 31,
	2019	2018	2017
Net cash used in operating activities	$(20,202)	$(34,857)	$(33,209)
Net cash provided by (used in) investing activities	29,337	29,982	(39,871)
Net cash provided by financing activities	3	361	31,076

Net (decrease) increase in cash and cash equivalents	$9,138	$(4,514)	$(42,004)

Net cash used in operating activities was $20.2 million, $34.9 million and $33.2 million for the years ended December 31, 2019, 2018 and 2017, respectively. The primary use of cash was to fund Conatus operations related to the development of emricasan, as well as internally developed product candidates, including CTS-2090.

Net cash provided by investing activities was $29.3 million and $30.0 million for the years ended December 31, 2019 and 2018, respectively, which consisted primarily of proceeds from maturities of marketable securities, partially offset by cash used to purchase marketable securities. Net cash used in investing activities was $39.9 million for the year ended December 31, 2017, which consisted primarily of cash used to purchase marketable securities, partially offset by proceeds from maturities of marketable securities.

Net cash provided by financing activities was $3,000 for the year ended December 31, 2019. For the year ended December 31, 2018, net cash provided by financing activities was $0.4 million, which consisted primarily of proceeds from the exercise of stock options. For the year ended December 31, 2017, net cash provided by financing activities was $31.1 million, which consisted primarily of net proceeds from Conatus’ public offering in May 2017 and proceeds from issuance of the Novartis Note in February 2017, partially offset by the repurchase of shares from Advent in May 2017 and voluntary prepayment of the Pfizer Note in January 2017.

Contractual Obligations and Commitments

The following table summarizes Conatus’ contractual obligations at December 31, 2019 (in thousands):

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating lease obligations	$351	$351	$—	$—	$—

Total	$351	$351	$—	$—	$—

Conatus’ commitments for operating leases relate primarily to its lease of office space in San Diego, California. In February 2014, Conatus entered into a lease agreement, or the Lease, with The Point Office Partners, LLC for 9,954 rentable square feet of office space located in San Diego, California, with a lease term from July 2014 through December 2019 and a renewal option for an additional five years. In May 2015, Conatus entered into a first amendment to the Lease, or the First Lease Amendment, for additional office space of 3,271 rentable square feet starting in September 2015 through September 2020. The First Lease Amendment also extended the term of the Lease to September 2020. The monthly base rent under the Lease and the First Lease Amendment increases approximately 3% annually from approximately $33,000 in 2015 to approximately $39,000 in 2020. In December 2019, Conatus entered into a sublease agreement pursuant to which Conatus agreed to sublet this property. At the commencement of the sublease, Conatus sublet 9,954 rentable square feet of the property, and Conatus will sublet the remaining 3,271 rentable square feet of the property commencing on April 1, 2020.

Under its July 2010 stock purchase agreement with Pfizer, Conatus may be required to make payments to Pfizer totaling $18.0 million upon the achievement of specified regulatory milestones related to emricasan. As the timing of when these payments will actually be made is uncertain and the payments are contingent upon the completion of future activities, these potential payments have been excluded from the contractual obligations table above.

Off-Balance Sheet Arrangements

Conatus does not have any off-balance sheet arrangements (as defined by applicable regulations of the SEC) that are reasonably likely to have a current or future material effect on its financial condition, results of operations, liquidity, capital expenditures or capital resources.

HISTOGEN MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of Histogen’s financial condition and plan of operations together with “Selected Financial Data” and Histogen’s financial statements and the related notes appearing elsewhere in this proxy statement/prospectus/information statement. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Histogen’s actual results may differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled “Risk Factors” included elsewhere in this proxy statement/prospectus/information statement. All amounts in this report are in U.S. dollars, unless otherwise noted. Unless otherwise indicated, references to “our”, “we”, and “us” in this management’s discussion and analysis of financial condition and results of operations refer to Histogen, Inc. and its subsidiaries.

Overview

Histogen is a regenerative medicine company focused on developing patented, innovative technologies that replace and regenerate tissues in the body for aesthetic and therapeutic markets.

Histogen’s technology is based on the discovery that growing fibroblast cells under simulated embryonic conditions induces them to become multipotent stem cells. The environment created by Histogen’s proprietary process mimics the conditions within the womb—very low oxygen and suspension. When cultured under these conditions, the induced multipotent stem cells generate biological materials that stimulate a patient’s own stem cells to activate and regenerate tissue. This results in potential therapeutic benefit in multiple treatment settings, including skin care, orthopedic indications such as cartilage formation and spinal disc repair, wound healing and dermal fillers. Histogen’s proprietary manufacturing process yields multiple biologic products from a single bioreactor, including CCM, hECM and HSC, creating a spectrum of products for a variety of markets from one core technology. The result is a diverse pipeline of product candidates that can be applied to multiple indications.

Utilizing CCM, Histogen has developed a non-prescription topical skin care ingredient that harnesses the power of growth factors and other cell signaling molecules to support our epidermal stem cells, which renew skin throughout life. The CCM ingredient for skin care currently generates sales revenue from customers, including Allergan Sales LLC (“Allergan”), who formulates the ingredient into their skin care product lines in spas and professional offices.

Under the hECM and HSC core technology platforms, Histogen has three product candidates in clinical development intended to address what Histogen believes to be underserved, multibillion-dollar global markets:

•

HST-001 is a hair stimulating complex, or HSC, intended to be a physician-administered therapeutic for alopecia (hair loss). HST-001 is minimally-invasive and has been shown in early studies to stimulate resting hair follicles to produce new cosmetically-relevant hair. Histogen plans to advance HST-001 into a Phase 1b clinical trial to determine optimal dosing in male pattern hair loss in 2020.

•

HST-002 is a human-derived collagen and extracellular matrix dermal filler intended to be injected into the dermis for the treatment of facial folds and wrinkles. Histogen plans to file an investigational device exemption, or IDE, with the FDA and commence a Phase 1 clinical study in 2020.

•

HST-003 is a human extracellular matrix, or hECM, intended for regenerating hyaline cartilage for the treatment of articular cartilage defects in the knee, with a novel malleable scaffold that stimulates the body’s own stem cells. Histogen is actively exploring various avenues to obtain grant funding towards clinical study costs related to HST-003. In February 2020, Histogen was notified that it has been recommended for a grant award of up to $2.0 million from the U.S. Department of Defense (“DoD”) to fund the clinical development of its HST-003 program. Histogen intends to file an IND for HST-003 in late 2020. Histogen is in the process of negotiating the specific terms of the award and completing the additional documentation required for submission to the DoD.

Additionally, Histogen is developing several preclinical programs, including:

•

HST-004, which is a hECM scaffold intended to be administered through an interdiscal injection for spinal disc repair. Early research has shown that HST-004 stimulates stem cells from spinal disc to proliferate and secrete aggrecan and collagen II. HST-004 was shown to reduce inflammation and protease activity and upregulate aggrecan production in an ex vivo spinal disc model.

•

HST-005, which is a hECM scaffold loaded with an antimicrobial peptide intended to simultaneously regenerate tissue and treat infection in severe wounds. HST-005 provides a biological regenerative matrix for cell migration, proliferation and differentiation to promote wound healing. Histogen has been awarded $1.0 million of National Science Foundation (“NSF”) grant funding for this program and continues to explore various opportunities to advance this product candidate with non-dilutive funding options.

From inception Histogen has accumulated losses of $43.9 million and expects to incur operating losses and generate negative cash flows from operations for the foreseeable future. Through December 31, 2019, Histogen has devoted a substantial portion of its efforts to raising capital, building infrastructure and conducting preclinical studies, clinical trials and product development activities. Histogen incurred net losses of $3.0 million and $6.2 million for the years ended December 31, 2019 and 2018, respectively.

Histogen has not yet established an ongoing source of revenues sufficient to cover its operating costs and has funded its activities to date from debt and equity financings, government funding and license revenues. Histogen’s ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of one or more of Histogen’s current or future product candidates. Substantially all of Histogen’s net losses have resulted from costs incurred in connection with advancing Histogen’s research and development programs and from general and administrative costs associated with Histogen’s operations. Histogen expects to continue to incur significant and increasing operating losses for at least the next several years. Histogen expects that its expenses and capital funding requirements will increase substantially in connection with its ongoing activities, particularly if and as Histogen:

•	Advances HST-001 into a Phase 1b clinical trial to determine optimal dosing in male pattern hair loss;

•	Files an IDE for HST-002 for the treatment of facial folds and wrinkles and commencing a Phase 1 clinical study;

•	Files an IND for HST-003 for the treatment of articular cartilage defects;

•	Advances the preclinical development of HST-004 and HST-005;

•	Maintains, expands and protects its intellectual property portfolio;

•	Seeks regulatory approvals for any product candidates that successfully complete clinical trials; and

•

Adds operational, financial and management information systems and personnel, including personnel to support its planned product development and commercialization efforts, as well as to support its transition to a public reporting company.

As a result, management’s plans continue to be focused on raising additional capital or other financing, such as potential partnering arrangements with respect to Histogen’s existing technology. However, no assurance can be given at this time as to whether Histogen will be able to achieve these objectives. If Histogen fails to raise capital or enter into such agreements as, and when needed, Histogen could have significant delays in the development and commercialization of one or more of its product candidates.

As of December 31, 2019, Histogen had cash and cash equivalents of $2.1 million. Based on Histogen’s plan of expenditures on its development program, preparation for commercialization, and other operating costs, Histogen believes that its current capital will not be sufficient to fund its planned operations for the foreseeable future.

Histogen may obtain additional financing in the future through the issuance of its common stock in public offerings, through other equity or debt financings or through collaborations, partnerships, and grants with other companies and organizations. However, Histogen may be unable to raise additional funds or enter into other agreements or arrangements on terms acceptable to Histogen, on a timely basis or at all. Management has concluded that this circumstance raises substantial doubt about its ability to continue as a going concern for one year after March 11, 2020, the issuance date of its annual financial statements for the year ended December 31, 2019. See Note 2 of Histogen’s consolidated financial statements for the year ended December 31, 2019, appearing elsewhere in this proxy statement/prospectus/information statement for additional information on this assessment.

Similarly, in its report on Histogen’s financial statements for the year ended December 31, 2019, Histogen’s independent registered public accounting firm included an explanatory paragraph stating that Histogen’s recurring losses from operations and required additional funding to finance Histogen’s operations raise substantial doubt about its ability to continue as a going concern.

Proposed Merger with Conatus

On January 28, 2020, Histogen entered into the Merger Agreement with Conatus Pharmaceuticals, Inc. and its wholly-owned subsidiary, Merger Sub. Pursuant to the Merger Agreement, Merger Sub will be merged with and into Histogen, with Histogen continuing as a wholly-owned subsidiary of Conatus and the surviving corporation of the merger.

The merger is expected to be accounted for as a reverse asset acquisition in accordance with U.S. GAAP. Histogen will be deemed to be the accounting acquirer for financial reporting purposes. This determination is supported based on the expectations that, immediately following the merger: (i) Histogen stockholders will own a substantial majority of the voting rights of the combined organization; (ii) Histogen will designate a majority (six of eight) of the initial members of the board of directors of the combined organization; and (iii) Histogen’s senior management will hold all key positions in senior management of the combined organization and no employees will be retained from Conatus. The transaction is expected to be accounted for as a reverse asset acquisition as the fair value of the acquired preclinical assets is deemed to be substantially concentrated in a group of similar assets that do not meet the definition of a business. Accordingly, for accounting purposes: (i) the merger will be treated as the equivalent of Histogen issuing stock to acquire the net assets of Conatus, (ii) the net assets of Conatus will be allocated a portion of the fair value of consideration transferred based upon their relative fair values in the financial statements at the time of closing, (iii) the reported historical operating results of the combined company prior to the merger will be those of Histogen and (iv) for periods prior to the transaction, shareholders’ equity of the combined company is presented based on the historical equity structure of Conatus.

The fair value of consideration transferred is not indicative of the combined entities’ enterprise value upon consummation of the merger. The fair value of consideration transferred is based on the closing price of Conatus’ common stock on the effective closing date of the Merger Agreement, which is anticipated to be in the second quarter of 2020.

Consummation of the Merger is subject to certain closing conditions, including, among other things, approval by Histogen’s and Conatus’ stockholders. Should the Merger Agreement be terminated prior to consummation, the Merger Agreement contains certain termination rights for both Histogen and Conatus, and further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $500,000, and in some circumstances reimburse the other party’s expenses up to a maximum of $350,000.

Results of Operations

Comparison of Years Ended December 31, 2019 and 2018

The following table sets forth Histogen’s selected statements of operations data for the periods shown below (in thousands):

	Years Ended December 31,
	2019	2018	Change
Revenues
Product and services	$3,785	$1,458	$2,327
License	7,519	19	7,500
Grants	150	300	(150)

Total revenues	11,454	1,777	9,677
Cost of revenues	2,215	744	1,471
Research and development	6,345	3,490	2,855
General and administrative	6,212	3,184	3,028

Total operating expenses	14,772	7,418	7,354

Loss from operations	(3,318)	(5,641)	2,323

Total other income (expense)	318	(521)	839
Income tax expense	(1)	(1)	—

Net loss	(3,001)	(6,163)	3,162
Loss attributable to noncontrolling interest	(35)	(38)	3

Net loss available to common stockholders	$(2,966)	$(6,125)	$3,159

Revenues

Histogen’s revenues to date have been generated primarily from the sale of cosmetic ingredient products (CCM), license fees, professional services revenue, and a National Science Foundation grant award.

In July 2017, Histogen and Allergan entered into a letter agreement to transfer Suneva Medical, Inc.’s Amended and Restated License and Supply Agreements (collectively the “Allergan Agreements”) to Allergan, which grants exclusive rights to commercialize Histogen’s CCM skin care ingredient worldwide, excluding South Korea, China and India, for royalty payments to Histogen based on Allergan’s sales of products including the licensed ingredient. Through December 31, 2019, Histogen entered into several amendments to the Allergan Agreements to, among other things, expand Allergan’s license rights, identify exclusive and non-exclusive fields of use and clarify responsibilities with response to regulatory filings. For these amendments to the License Agreements, Histogen received upfront cash payments of $11.0 million during the year ended December 31, 2017, of which $9.0 million was recognized immediately as license revenue and $2.0 million was recorded as deferred revenue to be recognized at the point of time Histogen makes deliveries of CCM to Allergan and over time as Histogen provides potential future improvements to the CCM ingredient to Allergan. In addition, Histogen received an upfront payment of $7.5 million related to a 2019 amendment to the Allergan Agreements for the year ended December 31, 2019, all of which was recognized as license revenue in 2019.

The 2017 Allergan Agreements also include a potential future milestone payment of $5.5 million if Allergan’s net sales of products containing Histogen’s CCM skin care ingredient exceeds $60 million in any calendar year through December 31, 2027.

For the years ended December 31, 2019 and 2018, Histogen recognized product and service revenues of $3.8 million and $1.5 million respectively. The year-over-year increase of $2.3 million was primarily due to a

$2.2 million increase in fulfillment of supply orders of CCM, which includes deferred revenue recognition of $1.5 million. As of December 31, 2019 and 2018, deferred revenue related to the supply of CCM to Allergan was $0 million and $1.5 million, respectively.

For the years ended December 31, 2019 and 2018, Histogen recognized $7.5 million and $0.02 million, respectively, in license revenue related to the Allergan Agreements. The increase is fully attributable to recognition of license revenue received during the year ended December 31, 2019 as part of the 2019 amendment to the Allergan Agreement.

Grant Revenue

In March 2017, the National Science Foundation, a government agency, awarded Histogen a research and development grant to develop a novel wound dressing for infection control and tissue regeneration. Grant revenue for the years ended December 31, 2019 and 2018 was $0.15 million and $0.3 million, respectively. The decrease of $0.15 million for the year ended December 31, 2019 as compared to the year ended December 31, 2018 is due to timing of milestone reports accepted by the NSF.

Total Operating Expenses

Cost of Revenues

Cost of product revenue represents direct and indirect costs incurred to bring the product to saleable condition, including write-offs of inventory. For the years ended December 31, 2019 and 2018, Histogen recognized cost of product revenue of $1.9 million and $0.6 million, respectively. The increase of $1.3 million for the year ended December 31, 2019 as compared to the year ended December 31, 2018 was commensurate with the increase in product sales under the Allergan Agreements and supply agreement with Edge Systems LLC, coupled with a $0.2 million write-off of inventory in connection with the termination of the supply agreement with Edge Systems LLC.

Cost of professional services revenue represents costs for full-time employee equivalents and actual out-of-pocket costs. For the years ended December 31, 2019 and 2018, Histogen recognized costs of professional services of $0.3 million and $0.2 million, respectively. The increase of $0.1 million for the year ended December 31, 2019 as compared to the year ended December 31, 2018 was a result of an increase in professional services sales.

Research and Development Expenses

Research and development expenses primarily consist of expenses incurred in connection with the development of Histogen’s product candidates. These expenses include payments for salaries and related personnel costs, clinical and preclinical testing of Histogen’s technologies under development, allocation of facility costs, and other costs related to conducting research and development activities.

Histogen does not allocate costs by product candidate as a significant amount of research and development expenses include internal costs, such as salaries and related personnel costs, laboratory supplies and allocated facility costs that support multiple product candidates, and external costs, such as fees paid to third parties to conduct research and development activities on behalf of Histogen, which are not tracked by product candidate. The following table shows Histogen’s research and development expenses by type of activity (in thousands):

	Years Ended December 31,
	2019	2018
Pre-clinical and clinical	$1,829	$1,666
Acquisition of in-process research and development assets	2,295	—
Salaries and benefits	1,805	1,255
Facilities and other costs	416	569

Total research and development expenses	$6,345	$3,490

Research and development expenses for the years ended December 31, 2019 and 2018 were $6.3 million and $3.5 million, respectively. The increase of $2.8 million for the year ended December 31, 2019 as compared to the year ended December 31, 2018 was primarily due to an increase of $2.3 million for in-process research and development expense related to the acquisition of HST-003 and HST-004 from the acquisition from PUR, and an increase of $0.5 million primarily related to expanded development costs of numerous of its product candidates

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related personnel costs for employees involved in general corporate functions, including finance, accounting, legal and human resources, among others; professional fees for legal, including patent costs; audit and other consulting services; travel and entertainment; charitable contributions; recruiting; allocated facility and general information technology costs; depreciation and amortization; and other general corporate overhead expenses.

General and administrative expenses for the years ended December 31, 2019 and 2018 were $6.2 million and $3.2 million, respectively. The increase of $3.0 million for the year ended December 31, 2019 as compared to the year ended December 31, 2018 was primarily attributable to enhancing Histogen’s operating infrastructure, hiring our Chairman and CEO, developing Histogen’s strategic, regulatory and commercialization pathway, and legal and administrative costs related to the proposed merger with Conatus.

Other Income (Expense)

Histogen recognized other income of $0.3 million for the year ended December 31, 2019, as compared to other expense of $0.5 million for the year ended December 31, 2018. The $0.8 million increase in other income for the year ended December 31, 2019 was primarily due to $0.3 million of other income in 2019 due to the expiration of warrant liabilities at December 31, 2019, in contrast to $0.1 million and $0.4 million of other expense in 2018 due to changes in the fair value of the warrant liabilities and an inducement expense related to the February 1, 2018 amendment to the Conversion, Termination and Release Agreement with Lordship Ventures Histogen Holdings LLC, respectively.

Liquidity and Going Concern

From inception Histogen has accumulated losses of $43.9 million and expects to incur operating losses and generate negative cash flows from operations for the foreseeable future. As of December 31, 2019, Histogen had $2.1 million in cash and cash equivalents, which is not sufficient to sustain its operations through the second quarter of 2020.

Histogen has not yet established ongoing sources of revenues sufficient to cover its operating costs and will need to continue to raise additional capital to support its future operating activities, including progression of its development programs, preparation for commercialization, and other operating costs. Management’s plans with regard to these matters include entering into a combination of additional debt or equity financing arrangements, government funding, strategic partnerships, collaboration and licensing arrangements, or other similar arrangements. There can be no assurance that Histogen will be able to obtain additional financing on terms acceptable to Histogen, on a timely basis or at all. Additionally, as noted above, Histogen has entered into a Merger Agreement with Conatus that, if consummated, will provide capital to support Histogen’s operating activities beyond the second quarter of 2020. However, additional funding will be required for Histogen to sustain operations beyond twelve months from the date the consolidated financial statements were available to be issued as Histogen expects an increase in cash outflows as compared to its historical spend for its planned clinical trial activities over the next twelve months.

The accompanying consolidated financial statements have been prepared assuming that Histogen will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. Based on the above, there is substantial doubt about Histogen’s ability to continue as a going concern within one year from the date the consolidated financial statements are available to be issued. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Cash Flow Summary for the Years Ended December 31, 2019 and 2018

The following table shows a summary of Histogen’s cash flows for each of the periods shown below (in thousands):

	Years Ended December 31,
	2019	2018
Net cash provided by (used in)
Operating activities	$(1,291)	$(6,616)
Investing activities	(152)	(226)
Financing activities	481	1,689

Net decrease in cash, cash equivalents and restricted cash	$(962)	$(5,153)

Operating activities

During the year ended December 31, 2019, net cash used in operating activities was $1.3 million, resulting primarily from Histogen’s net loss of $3.0 million, a $0.5 million net change in operating assets and liabilities, and a $0.3 million change in the fair value of warrant liabilities, offset by noncash adjustments for Series D preferred stock issued for settlement with PUR of $1.8 million, stock-based compensation charges of $0.4 million, and write-off of inventory of $0.2 million. The $0.5 million net change in operating assets and liabilities was primarily due to a $1.5 million decrease in deferred revenue, offset by a $0.7 million decrease in inventories, a $0.3 million increase in accounts payable and accrued liabilities, and a decrease of $0.1 million in accounts receivable.

During the year ended December 31, 2018, net cash used in operating activities was $6.6 million, resulting primarily from Histogen’s net loss of $6.2 million and a $1.7 million change in operating assets and liabilities, offset by noncash adjustments for stock-based compensation charges of $0.3 million, Series D convertible preferred stock issued for clinical services of $0.4 million, and inducement expense of $0.4 million. The $1.7 million change in operating assets and liabilities primarily consisted of a $0.5 million increase in inventories, a $0.7 million decrease in accounts payable and accrued liabilities, and a decrease of $0.3 million in deferred revenue.

Investing activities

Net cash used in investing activities was $0.15 million for the year ended December 31, 2019, consisting of payments made for property and equipment. Net cash used in investing activities was $0.2 million for the year ended December 31, 2018 consisting of payments made for property and equipment and the purchase of additional shares of common stock of Adaptive Biologix, Inc. (formerly Histogen Oncology, LLC) from the subsidiary’s other shareholder.

Financing activities

Net cash provided by financing activities was $0.5 million for the year ended December 31, 2019 consisting primarily of net proceeds of $0.5 million from the sale of Series D convertible preferred stock. Net cash provided by financing activities was $1.7 million for the year ended December 31, 2018 consisting primarily of net proceeds of $2.1 million from the sale of Series D convertible preferred stock and $0.1 million in proceeds from the exercise of stock options, offset by repayment of notes to related parties of $0.4 million.

Contractual Obligations and Commitments

Edge Systems Supply Agreement

In 2014, Histogen entered into a license and supply agreement (the “Edge Agreement”), amended May 17, 2018, with Edge Systems LLC (“Edge”) to incorporate Histogen’s Cell Conditioned Media (“CCM”) skin care ingredient into Edge’s cosmetic products. The quantities to be delivered by Histogen to Edge under the agreement were variable and the price per unit of CCM supplied to Edge was fixed with no variable consideration. Product returns to date have not been significant and Histogen has not considered it necessary to record a reserve for product returns. Subsequently, on October 8, 2019, Histogen terminated the Supply Agreement with Edge and has no further commitments under the Edge Agreement.

PUR

PUR was formed to develop and market applications along with products in the surgical/orthopedic and device markets. In April 2019, Histogen entered into a Settlement, Release and Termination Agreement with PUR and its members (“PUR Settlement”) which terminated the License, Supply and Operating Agreements between Histogen and PUR, eliminated Histogen’s membership interest in PUR and returned all in-process research and development assets to Histogen (the “Development Assets”). The agreement also provided indemnifications and complete releases by and among the parties. The acquisition of the Development Assets was accounted for as an asset acquisition in accordance with ASC 805-50-50, Acquisition of Assets Rather than a Business.

As consideration for the reacquisition of the Development Assets, Histogen compensated PUR with both equity and cash components, including 1,166,667 shares of Series D convertible preferred stock with a fair value of $1.75 million and a potential cash payout of up to $6.25 million (the “Cap Amount”). Histogen paid PUR $0.5 million in upfront cash, forgave approximately $0.02 million of accounts receivable owed by PUR to Histogen, and settled an outstanding payable of PUR of approximately $0.02 million owed to a third-party. Histogen is also obligated to make milestone and royalty payments, including (a) $0.4 million upon the unconditional acceptance and approval of a New Drug Application or Pre-Market Approval Application by the US FDA related to the Development Assets, (b) a $0.4 million commercialization milestone upon reaching gross sales (by Histogen or licensee) of the $0.5 million of products incorporating the Development Assets, and (c) a five percent (5%) royalty on net revenues collected by Histogen from commercial sales (by Histogen or licensee) of products incorporating the Development Assets. The aforementioned cash payments, along with any future milestone and royalty payments, are all applied against the Cap Amount. In accordance with ASC 450, Contingencies, amounts for the milestone and royalty payments will be recognized when it is probable that the related contingent liability has been incurred and the amount owed is reasonably estimated. No amounts for the milestone and royalty payments have been recorded through December 31, 2019 under this agreement.

Huapont License and Supply Agreement

On September 30, 2016, concurrent with the purchase of 4,000,000 shares of Series D convertible preferred stock and 190,377 shares of common stock by Pineworld Capital Limited (or “Huapont”) on August 10, 2016, Histogen and Huapont entered into an Exclusive License and Supply Agreement (“LSA”) that had been negotiated simultaneously with and in anticipation of the closing of the Huapont investment transaction. The LSA, among other provisions, grants limited exclusive license and sublicense rights to Huapont for the commercialization and sale of HST-001 in the People’s Republic of China (the “territory”); and a limited non-exclusive non-assignable right to Histogen Trademarks in the territory. The agreement contains provisions for Histogen to supply HST-001 to Huapont upon request for use in clinical trials and following regulatory approval in the defined territory, for which Huapont will reimburse the Company up to $150,000 in manufacturing costs. To date, no development activities have occurred and no supply of HST-001 has been requested by Huapont pursuant to the LSA.

Histogen has a right to terminate the LSA upon failure by Huapont to achieve certain diligence or sales milestones or its abandonment of commercialization of the product, certain changes of control of Huapont, Huapont’s material breach of the LSA, Huapont’s failure to purchase certain volumes of product under the LSA, or Huapont’s sale of the product outside the territory or sale of a competing product, subject to certain cure rights. Huapont may terminate the agreement if further commercialization of the product is not commercially feasible, upon Histogen’s material breach of the LSA or if Histogen sells a competing product in the territory. Huapont will indemnify Histogen for third-party claims arising from Huapont’s distribution, marketing and promotion of products in or for the territory, Huapont’s breach of the agreement or Huapont’s intentional acts or omissions or negligence. Histogen will indemnify Huapont for the development, manufacture or supply of product by or under the control of Histogen, Histogen’s breach of its obligations or warranties, intellectual property infringement in connection with the using, importing or selling of products by Huapont, infringement of trademark rights in connection with the use of Histogen’s trademarks, or Histogen’s intentional acts or omissions or negligence.

Upon the adoption of ASC 606, the Company determined that as no up-front consideration was attributable to the LSA, there was no impact to the historical accounting for the arrangement, and therefore, no transition adjustment was required.

The LSA includes development milestone payments of up to $5,000,000 in aggregate; $0.8 million upon the approval of the Investigational New Drug (“IND”) by the China Food and Drug Administration (“CFDA”); $1.8 million upon the completion of all clinical trials required for a New Drug Filing (“NDA”) with the CFDA; $1.2 million upon NDA filing with the CFDA; and $1.2 million upon NDA approval by the CFDA. In accordance with ASC 606, Histogen excluded the development milestones from the transaction price as it considered such payments to be fully constrained under ASC 606 due to the inherent uncertainty in the achievement of such milestone payments, which are highly susceptible to factors outside of Histogen’s control. The Company will recognize revenue for development milestone as it becomes probable that a significant reversal in the amount of cumulative revenue recognized will not occur using the most likely method. For the years ended December 31, 2019 and 2018, the Company has not recognized any milestone revenue under the LSA.

The arrangement also includes tiered royalty payments based on net sales of HST-001, consisting of 4% up to the first $50 million of net sales, 5.5% up to $50 million, 6.5% up to $125 million, and 7.5% above $200 million. Sales-based royalties promised in exchange for the license will be recognized as revenue in the period when subsequent sales occur. For the years ended December 31, 2019 and 2018, the Company did not recognize any royalty revenue under the LSA.

Allergan License and Supply Agreements

In July 2017, Histogen and Allergan entered into a letter agreement to transfer Suneva Medical, Inc.’s Amended and Restated License and Supply Agreements (collectively the “Allergan Agreements”) to Allergan, which grants exclusive rights to commercialize Histogen’s CCM skin care ingredient worldwide, excluding South Korea, China and India, in exchange for royalty payments to Histogen based on Allergan’s sales of product including the licensed ingredient. Through December 31, 2019, Histogen entered into several amendments to the Allergan Agreements to, among other things, expand Allergan’s license rights, identify exclusive and non-exclusive fields of use and clarify responsibilities with response to regulatory filings. For these amendments to the License Agreements, Histogen received cash payments of $11.0 million for the year ended December 31, 2017 and cash payments of $7.5 million during the year ended December 31, 2019. The Allergan Agreements also include a potential future milestone payment of $5.5 million if Allergan’s net sales of products containing Histogen’s CCM skin care ingredient exceeds $60 million in any calendar year through December 31, 2027.

From time to time, Histogen may improve its CCM skin care ingredient, and to the extent that these are within the field of use in the Allergan Agreements, Histogen will provide the improvements to Allergan. The remaining performance obligations related to the Allergan Agreements from 2017 were Histogen’s obligations to supply CCM and provide potential future improvements to Allergan, for which a total of $0.2 million and $1.7 million of deferred revenue was recorded as of December 31, 2019 and 2018, respectively. Histogen satisfied its obligation to supply CCM under the 2017 Allergan Agreement during the fourth quarter of 2019.

On January 17, 2020, Histogen and Allergan amended the Allergan Agreements, further clarifying the fields of use, the product definition and rights to certain improvements, as well as Histogen agreeing to supply additional CCM in 2020 and provide further technical assistance to Allergan (the cost of which shall be reimbursed to Histogen), for a one-time payment of $1.0 million to Histogen.

Allergan may terminate the agreement for convenience upon one business days’ notice to Histogen. Under the Amended and Restated License Agreement, Allergan will indemnify Histogen for third party claims arising from Allergan’s breach of the agreement, negligence or willful misconduct, or the exploitation of products by Allergan or its sublicensees. Histogen will indemnify Allergan for third party claims arising from Histogen’s breach of the agreement, negligence or willful misconduct, or the exploitation of products by Histogen prior to the effective date.

Critical Accounting Policies and Significant Judgments and Estimates

Histogen’s management’s discussion and analysis of its financial condition and results of operations is based on its consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). The preparation of these financial statements requires Histogen to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the balance sheet and the reported amounts of expenses during the reporting period. Histogen’s estimates are based on its historical trends and other factors that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Histogen’s significant accounting policies are described in more detail in Note 3—Summary of Significant Accounting Policies, in the notes to its consolidated financial statements as of and for the years ended December 31, 2019 and 2018, appearing elsewhere in this proxy statement/prospectus/information statement. However, Histogen believes that the following accounting policies are the most critical for fully understanding and evaluating our financial condition and results of operations.

Revenue Recognition

Histogen’s revenues are generated from the sale of cosmetic ingredient products, license fees, professional services revenue, and a National Science Foundation grant award. Histogen records revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”). Under the new standard, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration expected to be received in exchange for those goods or services. A five-step model is used to achieve the core principle: (1) identify the customer contract, (2) identify the contract’s performance obligations, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations and (5) recognize revenue when or as a performance obligation is satisfied. Histogen applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Shipping charges billed to customers are included in product revenue and the related shipping costs are included in cost of product revenue. Histogen applies the revenue recognition standard, including the use of any practical expedients, consistently to contracts with similar characteristics and in similar circumstances.

Grant Revenue

In March 2017, the National Science Foundation, a government agency, awarded Histogen a research and development grant to develop a novel wound dressing for infection control and tissue regeneration. Histogen has concluded this government grant is not within the scope of ASC 606, as government entities generally do not meet the definition of a “customer” as defined by ASC 606. Payments received under the grant are considered conditional, non-exchange contributions under the scope of ASC 958-605, Not-for-Profit Entities—Revenue Recognition, and are recorded as revenue in the period in which such conditions are satisfied. In reaching the determination that such payments should be recorded as revenue, management considered a number of factors, including whether Histogen is a principal under the arrangement, and whether the arrangement is significant to, and part of, Histogen’s ongoing operations.

Professional Services Revenue

Histogen recognizes revenue for professional services which are based upon negotiated rates with the counterparty. Professional services fees are recognized as revenue over time when the underlying services are performed, in accordance with ASC 606, and none of the revenue recognized to date is refundable.

Warrant Liabilities for Convertible Preferred Stock

Histogen accounts for freestanding warrant instruments that either conditionally or unconditionally obligate the issuer to transfer redeemable stock as liabilities regardless of the timing of the redemption feature or price, even though the underlying shares may be classified as permanent or temporary equity. Since Histogen’s convertible preferred stock is contingently redeemable, the warrants to purchase shares of convertible preferred stock are accounted for as liabilities. Histogen estimates the fair values of the warrants using the Black-Scholes-Merton valuation model. The liability for warrants to purchase the preferred stock is remeasured at each balance sheet date with changes to fair value being recognized as a component of other income (expense) in the consolidated statements of operations.

Histogen will continue to remeasure the fair value of the liability for warrants to purchase redeemable securities at the end of each reporting period until the earlier of the exercise or expiration of the applicable warrants or until such time that the underlying redeemable convertible preferred stock is converted into common stock and reclassified to permanent equity.

All of the outstanding convertible preferred stock warrants expired unexercised on December 31, 2019. Upon the closing of the merger, all of Histogen’s remaining outstanding common stock warrants will become exercisable for Conatus common stock and are expected to continue to qualify for equity classification.

Common Stock Fair Value

Histogen is required to periodically estimate the fair value of common stock when issuing stock options and computing its estimated stock-based compensation expense. The fair value of common stock was determined on a periodic basis, with the assistance of an independent third-party valuation expert. The assumptions underlying these valuations represented management’s best estimates, which involved inherent uncertainties and the application of significant levels of management judgment.

The fair value of the common stock underlying Histogen’s stock options was estimated at each grant date. Histogen’s board of directors intended all options granted to be exercisable at a price per share not less than the estimated per share fair value of common stock underlying those options on the date of grant.

In order to determine the fair value, Histogen considered, among other things, contemporaneous valuations of Histogen’s common stock, Histogen’s business, financial condition and results of operations, including related industry trends affecting its operations; the likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or sale, given prevailing market conditions; the lack of marketability of Histogen’s common stock; the market performance of comparable publicly traded companies; and U.S. and global economic and capital market conditions.

Off-balance Sheet Arrangements

Histogen is not party to any off-balance sheet transactions. Histogen has no guarantees or obligations other than those which arise out of normal business operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Histogen is exposed to certain market risks arising from transactions in the normal course of business. Such risk is principally associated with interest rates.

MANAGEMENT FOLLOWING THE MERGER

Executive Officers and Directors

Resignation of Current Executive Officers of Conatus

Pursuant to the Merger Agreement, all of the current executive officers of Conatus will resign immediately prior to the completion of the merger.

Executive Officers and Directors of the Combined Organization Following the Merger

Following the merger, Conatus’ board of directors will be composed of eight directors. Pursuant to the Merger Agreement, all of the current directors of Conatus, other than two designees selected by Conatus to remain on Conatus’ board of directors, shall resign from Conatus’ board of directors at or prior to the Effective Time. The two directors designated by Conatus will then elect, effective as of the Effective Time, six designees selected by Histogen, each to serve as members of Conatus’ board of directors.

Following the merger, the management team of Conatus is expected to be composed of the current management team of Histogen. The following table lists, as of as of March 2, 2020, the names, ages and positions of the individuals who are expected to serve as executive officers and directors of Conatus upon completion of the merger:

Name	Age	Position(s)
Executive Officers
Richard W. Pascoe	56	Director, President & Chief Executive Officer
Gail K. Naughton, Ph.D.	64	Founder, Chief Scientific Officer and Chief Business Officer
Martin Latterich, Ph.D.	53	Vice President, Technical Operations
Thomas L. Hubka	34	Director of Business Operations & Corporate Secretary

Non-Employee Directors
Steven J. Mento, Ph.D.	68	Director
Daniel L. Kisner, M.D.	73	Director
Stephen Chang, Ph.D.	64	Director
David H. Crean, Ph.D.	55	Director
Jonathan Jackson	58	Director
Brian M. Satz	47	Director
Hayden Yizhuo Zhang	31	Director

Executive Officers

Richard Pascoe is the Chief Executive Officer, President and Chairman at Histogen. Mr. Pascoe has been a director and served as Chairman and Chief Executive Officer of Histogen since January of 2019. He joined Histogen following the merger of Apricus Biosciences Inc. and Seelos Therapeutics, Inc. Mr. Pascoe was the Chief Executive Officer of Apricus Biosciences, Inc. from March 2013 until joining Histogen. Prior to Apricus, Mr. Pascoe was with Somaxon Pharmaceuticals, Inc. where he served as the Chief Executive Officer. Prior to joining Somaxon in 2008, Mr. Pascoe served as Chief Operating Officer at ARIAD Pharmaceuticals, Inc. Prior to ARIAD, Mr. Pascoe held a series of senior management roles at King Pharmaceuticals, Inc. (acquired by Pfizer Inc.), including Senior Vice President positions in King’s international and hospital commercial business units. Prior to King, Mr. Pascoe held commercial roles in the hospital pharmaceutical and medical device groups at Medco Research, Inc. (acquired by King), COR Therapeutics, Inc. (acquired by Millennium Pharmaceuticals Inc.), and B. Braun Interventional. Mr. Pascoe is a member of the board of directors of KemPharm, Inc., as well as a member of the company’s audit and compensation committees and its lead independent director. He also serves as a member of the board of directors of Seelos Therapeutics, Inc. He is also a member of the board of directors of Biocom, California’s leading advocate for the life sciences industry, and the Johnny Mac Soldiers Fund, a charity for military veterans. Mr. Pascoe served on active duty as a Commissioned Officer with the U.S. Army’s 24th Infantry Division to include one combat tour in Iraq earning several awards and decorations including the Bronze Star Medal. He is a graduate of the United States Military Academy at West Point where he received a B.S. degree in Leadership. Mr. Pascoe is currently serves as the Civilian Aide to the Secretary of the Army for Southern California, where he serves as a volunteer liaison between the Secretary and the local community.

Gail K. Naughton, Ph.D. is the Chief Scientific Officer, Chief Business Officer & Founder at Histogen. Dr. Naughton founded Histogen in 2007. She has spent more than 30 years extensively researching the tissue engineering process, holds more than 100 U.S. and foreign patents and has been extensively published in the field. She previously served as co-founder and co-inventor of Advanced Tissue Sciences, a manufacturer of human skin for wound healing and skin treatments. At ATS, Dr. Naughton held a variety of key management positions, including president, chief operating officer, chief scientific officer and principal scientist. While serving as an officer and director of the company, Dr. Naughton oversaw the design and development of the world’s first up-scaled manufacturing facility for tissue engineered products, established corporate development and marketing partnerships with companies including Smith & Nephew, Ltd., Medtronic and Inamed Corporation, was pivotal in raising over $350M from the public market and corporate partnerships, and brought four human cell-based products from concept through FDA approval and market launch. Following ATS, Dr. Naughton served as Dean of the College of Business Administration at San Diego State University from 2002 until 2011, where she helped to make SDSU the first US campus to establish a Ph.D./MBA in life sciences. In 2000, Dr. Naughton received the 27th Annual National Inventor of the Year award by the Intellectual Property Owners Association in honor of her pioneering work in the field of tissue engineering. Dr. Naughton received her Ph.D. and M.S. from NYU Medical, and an MBA from UCLA. She currently sits on several scientific advisory boards.

Martin Latterich, Ph.D. has been the Vice President of Technical Operations at Histogen since October 2016. Prior to joining Histogen, from June 2012 through December 2016, Dr. Latterich served as an executive of the biotechnology firm ProterixBio (formerly BioScale), Inc., where he currently now serves as the Chief Scientific Officer. He is author of 39 publications and one book, and has served as Editor-in-Chief of Proteome Science since 2002. Dr. Latterich is a 1998 Pew Scholar and has held a Tier I Canada Research Chair at McGill University.

Thomas Hubka is the Director of Business Operations and Corporate Secretary at Histogen. Mr. Hubka has spent 9 years with Histogen focusing on business development, finance and operations. He works closely with all facets of Histogen to ensure corporate budgeting and forecasting, and has been integral to development of Histogen’s cost accounting policies. Mr. Hubka develops strategic plans involving the in-licensing or out-licensing of technologies, as well as strategic alliances with pharmaceutical or device companies. He works with all department heads to develop efficient business models and effective costing in preclinical R&D, manufacturing, and clinical teams for trial costs and analysis, as well as coordinating budgets with the joint venture partners. With a bachelor’s degree in Business Management from Washington and Lee University and a focus on finance and marketing, Mr. Hubka brings a strong business management background to Histogen. Previously, he worked in commercial real estate as part of a land and investment team at NAI Austin, managing investor relations, strategy and overseeing land development plans.

Non-Employee Directors

David H. Crean, Ph.D. has been a director at Histogen since March 2018. Since March 2018, Dr. Crean has been the Chief Executive Officer and a director at Talapo Therapeutics. Since September 2015, he has been a Managing Director at Objective Capital Partners where he leads the firm’s life science investment banking transactions. From 2013 to 2015, he was the President and Chief Executive Officer of the Boys & Girls of San Dieguito. Dr. Crean has in excess of 20 years of life sciences R&D and corporate development transactional experience in the pharmaceutical industry where he was responsible for leading mergers, acquisitions, licensing and collaborations, and establishing corporate strategy. Prior to joining Objective Capital Partners, Dr. Crean served over 20 years in specialty pharmaceuticals; namely at Allergan and Aqua Pharmaceuticals, a private equity-backed company, prior to it being sold to Almirall, SA. Concurrent with Objective Capital, Dr. Crean serves as a strategic business advisor for several life science companies, is an active member on BIOCOM’s Capital Development Committee and BIO International 2017 Partnering Committee and a contributing member on the Membership & Program Committees for the Association for Corporate Growth (ACG) in San Diego. Dr. Crean holds a Masters of Business Administration Degree with a finance concentration from Pepperdine University School of Management. Additionally, he holds a Doctorate of Philosophy Degree in Biophysics and a Masters of Science Degree in Oncology from the State University of New York at Buffalo. Dr. Crean also earned a Bachelor of Science Degree in Biology from Canisius College. The combined company believes Dr. Crean is qualified to serve as a director based on his over 25 years of life sciences R&D and corporate development transactional experience in the pharmaceutical industry, during which he was responsible for leading mergers, acquisitions, licensing and collaborations and establishing corporate strategy.

Daniel L. Kisner, M.D. has served as a member of Conatus’ board of directors since February 2014. He currently serves as an independent consultant in the life science industry. He was a partner at Aberdare Ventures from 2003 to 2011. Dr. Kisner served as Chairman of the Board of Directors of Caliper Life Sciences from 2002 to 2008, and as President and CEO of its predecessor company, Caliper Technologies, from 1999 to 2002. He held positions of increasing responsibility at Isis Pharmaceuticals, Inc., from 1991 to 1999, most recently as President and COO. Dr. Kisner previously served in pharmaceutical research and development executive positions at Abbott Laboratories from 1988 to 1991 and at SmithKline Beckman Laboratories from 1985 to 1988. He held a tenured faculty position in the Division of Medical Oncology at the University of Texas, San Antonio School of Medicine until 1985 after a five-year advancement through the Cancer Treatment Evaluation Program of the National Cancer Institute. Dr. Kisner is board certified in internal medicine and medical oncology. Dr. Kisner holds a B.A. from Rutgers University and an M.D. from Georgetown University. Dr. Kisner currently serves as a director at Zynerba Pharmaceuticals, Dynavax Technologies Corporation and Oncternal Therapeutics, and has extensive prior private and public company board experience, including serving as Chairman of the Board of Directors at Tekmira Pharmaceuticals. The combined company believes Dr. Kisner is qualified to serve on its board of directors because of his extensive leadership experience in the biotechnology and biopharmaceutical industries and as a venture capital investor.

Stephen Chang, Ph.D. has been a director of Histogen since 2007 and he served as Histogen’s Interim Chief Executive Officer from April 2017 to January 2019. In addition to Histogen, Dr. Chang serves on the Scientific Advisory Board or Board of Directors for GT Biopharma, Orphesus Therapeutics, Cloak Therapeutics, Aegis Therapeutics and Legacy Therapeutics. He also serves as Director of Research for One Med Research, a life science communications and analysis firm in NYC. He is an active a consultant for several small emerging life science companies in NYC area in the area of tools, technology and business strategy, and is an entrepreneur in residence at Rutgers and New York University. Dr. Chang recently retired from the New York Stem Cell Foundation (NYSCF). As Senior Vice President for Strategic Initiatives and Research, Dr. Chang had overall responsibility for planning, coordinating, and managing the activities of the research department. In this role, he provided senior leadership in the areas of research and development, oversight of short and long term projects with regulations and policies related to administration and business units, partnerships with industry and other research institutions, and supervision and evaluation of internal and external projects and intellectual property. Dr. Chang oversaw the growth of NYSCF from 2010 to 2017 in several large-scale stem cell initiatives as well as its transition to a standalone research institute. Prior to joining NYSCF, Dr. Chang founded Stemgent, Inc. in 2008 and served as the company’s Chief Scientific Officer. He was previously the CEO of Multicell Technologies and continues as a Director of this Company. He has been involved in Viagene, Chiron and Canji/Schering Plough in the area of gene and cancer therapy. Dr. Chang was president of CURES, a coalition of patient advocates, biotechnology companies, pharmaceutical companies, and venture capitalists dedicated to ensuring the safety, research, and development of innovative lifesaving medications. Under Dr. Chang leadership, CURES established prop 78 that prevented the re-importation of drugs to California from transcontinental shipments. Dr. Chang received his Ph.D. in biological chemistry, molecular biology, and biochemistry from the University of California, Irvine and an undergraduate B.S. from University of Michigan. Dr. Chang is active in the Alliance of Regenerative Medicine, CCRM and Global Initiative for IPSC Therapy and ISSCR. Dr. Chang has long term interest in teaching and public policy of science and continues as a registered CA lobbyist. Areas of research interest include translational applications of basic science to pharmaceutical products, stem cell therapies and gene therapies. The combined company believes Dr. Chang is qualified to serve on its board of directors based on his scientific background and ability to contribute to the board’s understanding of technical matters related to the company’s business, as well as Dr. Chang’s broader business development and corporate experience.

Jonathan Jackson has been a director at Histogen since December 2010. A few years after completing his degree in Business Management in London, Mr. Jackson set up his own company to develop commercial real estate in Central Europe. Over the last 20 years, he has currently under development and developed more than 6,000,000 square feet of space. Since selling a portfolio of completed assets in early 2007 in one of the largest deals in Central Europe, Mr. Jackson has diversified and invested over $15M in different business sectors, both in the USA and Europe, with great success. The combined company believes Mr. Jackson is qualified to serve on its board of directors based on the depth and diversity of his experience in business management and investment banking.

Hayden Yizhuo Zhang has been a director at Histogen since September 2016. In addition to Histogen, Mr. Zhang is currently the director of Strategy and Investment Department of Huapont Life Sciences where he is in charge of all aspects of the group investment activities. He has successfully lead the acquisitions of several hospitals and biotech companies out of China and has years of experience in capital markets. Mr. Zhang became the CEO of Huapont Huiyi Investment Co., in 2014 which is focused on investing and developing health-related Services. Prior to this he served as the Assistant to General Manager of Hengyuan Investment Co., in 2012. He also worked for Vanguard Logistics Co., in Australia and was responsible for trading in the Chinese market. The combined company believes Mr. Zhang is qualified to serve on its board of directors based on the depth and diversity of his experience in business management and investment banking.

Steven J. Mento, Ph.D. is one of Conatus’ co-founders and has served as Conatus’ President and Chief Executive Officer and as a member of its board of directors since July 2005. From July 2005 until December 2012, Dr. Mento also served as chairman of Conatus’ board of directors. Dr. Mento has over 30 years of combined experience in the biotechnology and pharmaceutical industries. From 1997 to 2005, Dr. Mento was President, Chief Executive Officer and a member of the Board of Directors of Idun Pharmaceuticals, Inc. Dr. Mento guided Idun during its transition from a discovery focused organization to a drug development company with multiple products in or near human clinical testing. In April 2005, Idun was sold to Pfizer Inc. Previously, Dr. Mento served as President of Chiron Viagene, Inc. (subsequently Chiron Technologies, Center for Gene Therapy), and Vice President of Chiron Corporation from 1995 to 1997. Dr. Mento was Vice President of R&D at Viagene from 1992 to 1995. Prior to Viagene, Dr. Mento held various positions at American Cyanamid Company from 1982 to 1992. His last position was Director of Viral Vaccine Research and Development at Lederle-Praxis Biologicals, a business unit of American Cyanamid. Dr. Mento previously served on the board of directors of Sangamo Biosciences, Inc., BIO, BIO Emerging Company Section Governing Body and BIO Health Section Governing Body, and currently serves on the boards of directors of BIOCOM and various academic and charitable organizations. Dr. Mento holds a B.A. in Microbiology from Rutgers College, and an M.S. and Ph.D. both in Microbiology from Rutgers University. The combined company believes Dr. Mento is qualified to serve on its board of directors because of his extensive knowledge of Conatus’ business prior to the merger, as well as his over 30 years of experience in the biotechnology and pharmaceutical industries, including executive leadership in several pharmaceutical companies.

Brian Satz has been a director at Histogen since November 2012. In addition to Histogen, Mr. Satz is an attorney and founder of Satz Law Group LLC in Fairfield, New Jersey. Mr. Satz has extensive experience representing clients in all aspects of corporate and commercial transactions as well as their day-to-day business matters. In particular, he has advised numerous investors and businesses in the biotech and life sciences industries and has been involved in the financing of many early stage companies. Prior to the founding of Satz Law Group, Mr. Satz spent the vast majority of his career working at large New York City based law firms. The combined company believes Mr. Satz is qualified to serve on its board of directors based on his ability to contribute to the board’s understanding of legal matters related to the company’s business, as well as Mr. Satz’s broader management experience.

Composition of the Board of Directors

Conatus’ board of directors is currently comprised of seven directors divided into three staggered classes, each class serving three-year terms. The staggered structure of Conatus’ board of directors will remain in place following completion of the merger. At the most recent annual meeting of Conatus’ stockholders held in 2019, Class III directors were elected. As a result, the term of the Class III directors of the combined organization will expire upon the election and qualification of successor directors at the annual meeting of stockholders in 2022, with the terms of the Class I directors and Class II directors expiring upon the election and qualification of successor directors at the annual meetings of stockholders to be held in 2020 and 2021, respectively.

The director classes for Conatus are currently as follows:

•	Class I directors: Preston S. Klassen, M.D., M.H.S. and William R. LaRue;

•	Class II directors: Daniel L. Kisner, M.D. and Kathleen D. Scott; and

•	Class III directors: David F. Hale, Steven J. Mento, Ph.D., Harold Van Wart, Ph.D.

Pursuant to the Merger Agreement, each of the directors and officers of Conatus who will not continue as directors or officers of Conatus or the surviving corporation following the consummation of the merger shall resign immediately prior to the Effective Time. In connection with the merger, Conatus’ board of directors will include a total of eight directors. Pursuant to the terms of the Merger Agreement, six of such directors will be designated by Histogen and two of such directors will be designated by Conatus. Effective as of the Effective Time, it is anticipated that Steven J. Mento, Ph.D. and Daniel L. Kisner, M.D. will remain on Conatus’ board of directors. Then, Dr. Mento and Dr. Kisner will elect Richard W. Pascoe, Stephen Chang, Ph.D., David H. Crean, Ph.D., Jonathan Jackson, Brian M. Satz and Hayden Yixhuo Zhang, to Conatus’ board of directors. It is anticipated that these directors will be appointed to the three staggered director classes of the combined organization’s board of directors as follows:

•	Class I directors (expiring in 2020): Richard W. Pascoe and Daniel L. Kisner, M.D.;

•	Class II directors (expiring in 2021): Stephen Chang, Ph.D., Jonathan Jackson and Hayden Yizhuo Zhang; and

•	Class III directors (expiring in 2022): Steven J. Mento, Ph.D., David H. Crean, Ph.D. and Brian M. Satz.

Dr. Crean is expected to serve as the chairperson of Conatus’ board of directors following the merger. The division of Conatus’ board of directors into three classes with staggered three-year terms may delay or prevent a change of management or a change of control of Conatus, or, following the completion of the merger, the combined organization.

Conatus’ Nominating and Governance Committee is responsible for reviewing the board of directors, on an annual basis. In evaluating the suitability of individual candidates (both new candidates and current members), the Nominating and Corporate Governance Committee and the board of directors of the combined organization may take into account many factors, including the following:

•	personal and professional integrity, ethics and values;

•	experience in corporate management, such as serving as an officer or former officer of a publicly held company;

•	strong finance experience relevant to the combined organization’s industry;

•	experience as a board member of another publicly held company;

•	relevant academic expertise or other proficiency in an area of the combined organization’s business operations;

•	diversity of expertise and experience in substantive matters pertaining to the combined organization’s business relative to other board members;

•	diversity of background and perspective, including with respect to age, gender, race, place of residence and specialized experience;

•	practical and mature business judgment, including, but not limited to, the ability to make independent analytical inquiries; and

•	any other relevant qualifications, attributes or skills.

There are no family relationships among any of Conatus’ current directors and executive officers, and there are no family relationships among any of the combined organization’s proposed directors and executive officers.

Committees of the Board of Directors

Conatus’ board of directors currently has, and after completion of the merger Conatus’ board of directors will continue to have, an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

Audit Committee

The responsibilities of the Audit Committee include, but are not limited to, the following:

•	appointing and retaining Conatus’ independent registered public accounting firm;

•	evaluating the qualifications, independence and performance of Conatus’ independent registered accounting firm;

•	approving the audit and non-audit services to be performed by Conatus’ independent registered public accounting firm;

•	reviewing the design, implementation, adequacy and effectiveness of our internal accounting controls and Conatus’ critical accounting policies;

•	discussing with management and the independent registered public accounting firm the results of Conatus’ annual audit and the review of our quarterly unaudited financial statements;

•	reviewing with management and Conatus’ independent registered public accounting firm the annual and quarterly reports be to filed with the SEC;

•

reviewing, overseeing and monitoring the integrity of Conatus’ financial statements and its compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing on a periodic basis, or as appropriate, any investment policy and recommending to the Conatus Board any changes to such investment policy;

•	reviewing with management and Conatus’ independent registered public accounting firm any earnings announcements and other public announcements regarding results of operations;

•	preparing the report that SEC rules require be included in Conatus’ annual proxy statement;

•	reviewing and approving any related party transactions and reviewing and monitoring compliance with Conatus’ code of conduct and ethics; and

•	reviewing and evaluating, at least annually, the performance of the Audit Committee and its members including compliance of the audit committee with its charter.

The Audit Committee of the combined organization is expected to retain these duties and responsibilities following completion of the merger.

Both Conatus’ external auditor and internal financial personnel meet privately with the Audit Committee and have unrestricted access to this committee.

Conatus’ Audit Committee currently consists of Mr. Hale, Dr. Kisner, Mr. LaRue and Ms. Scott with Mr. LaRue serving as the Chairperson of the Audit Committee. Conatus’ board of directors has determined that Mr. LaRue is an “audit committee financial expert” as defined in the SEC rules. The Conatus Board made a qualitative assessment of Mr. LaRue’s level of knowledge and experience based on several factors, including his prior experience, business acumen and independence.

Following completion of the merger, the members of the Audit Committee are expected to be Dr. Crean, Dr. Kisner and Mr. Satz. Dr. Crean is expected to be the Chair of the Audit Committee and its financial expert under the rules of the SEC. The Conatus Board has concluded that the composition of the Audit Committee meets the requirements for independence under the rules and regulations of The Nasdaq Stock Market LLC and SEC. Conatus and Histogen believe that, after completion of the merger, the functioning of the Audit Committee will comply with the applicable requirements of the rules and regulations of The Nasdaq Stock Market LLC and SEC.

Compensation Committee

The Conatus Compensation Committee reviews and approves policies relating to compensation and benefits of its officers and employees, corporate goals and objectives relevant to the compensation of its Chief Executive Officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives and approves the compensation of these officers based on such evaluations. The Compensation Committee also reviews and approves the issuance of stock options and other awards under Conatus’ equity plan. The Compensation Committee reviews and evaluates, at least annually, its performance, including compliance by the Compensation Committee with its charter. The Compensation Committee of the combined organization is expected to retain these duties and responsibilities following completion of the merger.

Conatus’ Compensation Committee currently consists of Mr. Hale, Dr. Kisner and Mr. LaRue. Mr. Hale currently serves as the Chairperson of Conatus’ Compensation Committee.

Compensation Committee Interlocks and Insider Participation

Following completion of the merger, Conatus’ Compensation Committee is expected to consist of Mr. Satz, Dr. Crean, Dr. Kisner and Mr. Jackson. Mr. Satz is expected be the Chairperson of the Compensation Committee. Each member of the Compensation Committee is expected to be an “outside” director as that term is defined in Section 162(m) of the Code, a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of The Nasdaq Stock Market LLC. None of the proposed executive officers of the combined organization serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who is proposed to serve on the combined organization’s board of directors or Compensation Committee following the merger.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for assisting the Conatus Board in discharging its responsibilities regarding the identification of qualified candidates to become board members, the selection of nominees for election as directors at Conatus’ annual meetings of stockholders (or special meetings of stockholders at which directors are to be elected), and the selection of candidates to fill any vacancies on the Conatus Board and any committees thereof. In addition, the Nominating and Corporate Governance Committee is responsible for overseeing Conatus’ corporate governance policies, reporting, and making recommendations to the Conatus Board concerning governance matters and oversight of the evaluation of the Conatus Board.

The Nominating and Corporate Governance Committee identifies nominees for director by first evaluating the current members of the Conatus Board willing to continue in service. Current members with qualifications and skills that are consistent with the Nominating and Corporate Governance Committee’s criteria for board of director service and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members with that of obtaining a new perspective or expertise.

If any member of the Conatus Board does not wish to continue in service or if the Conatus Board decides not to re-nominate a member for re-election, the Nominating and Corporate Governance Committee identifies the desired skills and experience of a new nominee in light of the criteria above. The Nominating and Corporate Governance Committee generally polls the Conatus Board and members of Conatus management for their recommendations. The Nominating and Corporate Governance Committee may also review the composition and qualification of the boards of directors of competitors, and may seek input from industry experts or analysts. The Nominating and Corporate Governance Committee reviews the qualifications, experience and background of the candidates. Final candidates are interviewed by the members of the Nominating and Corporate Governance Committee and by certain of our other independent directors and executive management. In making its determinations, the Nominating and Corporate Governance Committee evaluates each individual in the context of the Conatus Board as a whole, with the objective of assembling a group that can best contribute to the success of Conatus and represent stockholder interests through the exercise of sound judgment. After review and deliberation of all feedback and data, the Nominating and Corporate Governance Committee makes its recommendation to the Conatus Board.

The Nominating and Corporate Governance Committee evaluates nominees recommended by stockholders in the same manner as it evaluates other nominees. Conatus has not received director candidate recommendations from its stockholders and does not have a formal policy regarding consideration of such recommendations. However, any recommendations received from stockholders would be evaluated in the same manner that potential nominees suggested by board members, management or other parties are evaluated. Conatus does not intend to treat stockholder recommendations in any manner different from other recommendations.

The Nominating and Corporate Governance Committee of the combined organization is expected to retain these duties, responsibilities and procedures following completion of the merger.

The Nominating and Corporate Governance Committee currently consists of Mr. Hale, Dr. Klassen, and Dr. Van Wart. Dr. Van Wart currently serves as the Chairperson of the Nominating and Corporate Governance Committee.

Following completion of the merger, the members of the Nominating and Corporate Governance Committee are expected to be to be Mr. Satz, Mr. Jackson and Mr. Zhang. Mr. Satz is expected be the chairman of the Nominating and Corporate Governance Committee. Conatus’ board of directors has determined that each member of the Nominating and Corporate Governance Committee is independent within the meaning of the independent director guidelines of The Nasdaq Stock Market LLC.

Conatus’ board of directors may from time to time establish other committees.

HISTOGEN EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows information regarding the compensation of Histogen’s named executive officers during the fiscal years ended December 31, 2019 and 2018.

Name and Principal Position	Year	Bonus	Salary	Stock Awards(5)	Option Awards(6)	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Richard W. Pascoe, President, Chief Executive Officer & Director(1)	2019	—	$422,884	—	$1,657,632	—	$120	$2,080,636
	2018	—	—	—	—	—	—	—

Stephen Chang, Ph.D., Interim Chief Executive Officer & Director(2)	2019	—	$6,182	—	—	—	—	$6,182
	2018	—	$100,000	—	—	—	—	$100,000

Gail K. Naughton, Ph.D., Founder, Chief Scientific Officer and Chief Business Development Officer(3)	2019	—	$285,000	—	—	—	$120	$285,120
	2018	—	$285,000	—	—	$3,268	—	$288,268

Martin Latterich, Ph.D., Vice President, Technical Operations(4)	2019	—	$212,708	—	—	—	$120	$212,828
	2018	—	$170,229	—	$33,600	—	$2,500	$206,329

(1)	Mr. Pascoe joined Histogen effective January 24, 2019. In 2019, all other compensation includes $120 in life insurance premiums.
(2)

In April 2017, when Dr. Naughton resigned as Chief Executive Officer of Histogen and transitioned to another role with the company, the Board appointed Dr. Chang as Interim Chief Executive Officer. Dr. Chang served as Histogen’s Interim Chief Executive Officer until Mr. Pascoe’s appointment on January 24, 2019. Dr. Chang was never hired as an employee, but served in his role in a consulting capacity. In 2019, all of compensation includes $6,182 in consulting fees that he received as Interim CEO. In 2018, all of compensation includes $100,000 in consulting fees that he received as Interim CEO.

(3)

Dr. Naughton is the founder and served as the Chief Executive Officer and Board Chairwoman of Histogen from its inception until her resignation from both positions in April 2017. At her resignation date, she transitioned to the title of Founder and Chief Scientific Officer and later in 2017, added another title of Chief Business Development Officer to her roles. In 2019, all other compensation includes $120 in life insurance premiums. For 2008, nonqualified deferred compensation earnings includes above-market interest on amounts of Dr. Naughton’s deferred salary. Dr. Naughton was entitled to earn 5% interest on such deferred salary. The entire deferred salary was paid out to Dr. Naughton in 2018.

(4)

Dr. Latterich joined Histogen effective October 7, 2016. In 2018, all other compensation includes $2,500 for Histogen’s matching and profit sharing contributions to the 401(k) plan. In 2019, all other compensation includes $120 in life insurance premiums.

(5)

Represents the aggregate grant date fair value of the stock awards granted during the relevant fiscal year computed in accordance with FASB ASC Topic 718. The assumptions used in the valuation of these awards are consistent with the valuation methodologies specified in Note 3 to Histogen’s financial statements included in this proxy statement/prospectus/information statement.

(6)

Represents the aggregate grant date fair value of the option awards granted during the relevant fiscal year computed in accordance with FASB Topic ASC 718. The assumptions used in the valuation of these awards are consistent with the valuation methodologies specified in Note 3 to Histogen’s financial statements included in this proxy statement/prospectus/information statement. These amounts do not correspond to the actual value that will be recognized by the named executive officer with respect to such awards. The full grant date fair value of such performance-based stock options, assuming full achievement of the performance conditions to which such stock options are subject, is $663,053 for Mr. Pascoe. Pursuant to Mr. Pascoe’s award agreement (as it was amended on January 28, 2020), 10% of the Histogen options granted to him in connection with his commencement of employment with Histogen, representing the option to acquire approximately 338,292 shares of Histogen common stock, will become fully vested upon the closing of the Merger. An additional 10% of such options will vest upon the date that the market capitalization of the combined company exceeds each of $200,000,000, $275,000,000, and $300,000,000. Collectively, these options represent 40% of Mr. Pascoe’s new hire options. The remaining 60% of Mr. Pascoe’s new hire options will continue to vest at the rate of 1/48th of those options (or approximately 42,287 shares of Histogen common stock) per month, according to the time schedule set forth in his original award agreement. In addition to the foregoing, if Mr. Pascoe’s employment is terminated by Histogen without cause or he resigns for good reason, an additional portion of such new hire options will vest equal to the number of such options which would have vested in the 12 months following the date of such termination.

Narrative Disclosure to Summary Compensation Table

Employment Agreements

Histogen entered into employment agreements with certain of its named executive officers. These agreements set forth the individual’s base salary, annual incentive opportunities, equity compensation and other employee benefits, which are described in this Histogen Executive Compensation section. All employment agreements provide for “at-will” employment, meaning that either party can terminate the employment relationship at any time, although those agreements provide that those Named Executive Officers would be eligible for severance benefits in certain circumstances following a termination of employment without cause or resignation for good reason. Histogen’s Compensation Committee approved the severance benefits to mitigate certain risks associated with working in a biopharmaceutical company at Histogen’s current stage of development and to help attract and retain qualified executives. See “Interests of the Histogen’s Directors and Executive Officers in the Merger—Employment Agreements” for additional information about these arrangements.

Consulting Arrangements

Histogen entered into consulting arrangements with certain of its Board members, including Dr. Chang, for the purpose of providing Histogen with important input and oversight on various business matters. Specifically, Histogen’s consulting arrangement with Dr. Chang, whereby he received $100,000 annually in exchange for his service as Interim Chief Executive Officer from April 2017 to January 2019, was approved by Histogen’s Board of Directors.

Executive Compensation Elements

The following describes the material terms of the elements of Histogen’s executive compensation program during 2019.

2019 Base Salaries

The annual base salaries or base compensation, as applicable, for Histogen’s named executive officers for 2019 changed from the base salaries in effect for 2018 as set forth in the Summary Compensation Table above, specifically, Mr. Latterich received an increase in salary upon signing his employment agreement in April 2019. The 2019 annual base salaries or base compensation, as applicable, for Mr. Pascoe, Dr. Naughton and Dr. Latterich are set forth in the Summary Compensation Table above, and Dr. Chang did not join Histogen as an employee, but rather served as a consultant.

Annual Cash Incentive

Histogen may also provide executive officers with annual performance-based cash bonuses, in the Board’s sole discretion, which are specifically designed to reward executives for overall performance of Histogen in a given year. The target annual cash bonus amounts relative to base salary vary depending on each executive’s accountability, scope of responsibilities and potential impact on Histogen’s performance. The following executive officers are entitled to the following target performance-based cash bonuses: Mr. Pascoe, 50% of base salary; and Mr. Latterich, 30% of base salary. Such bonuses are related to performance during the 2019 calendar year and are paid, if applicable, during the first quarter of 2020.

The Compensation Committee considers Histogen’s overall performance for the preceding fiscal year in deciding whether to award a bonus and, if one is to be awarded, the amount of the bonus. The Compensation Committee retains the ability to apply discretion in making adjustments to the final bonus payouts. No annual cash bonuses were paid with respect to 2018 or 2019.

Equity Compensation

The Compensation Committee considers equity incentives to be important in aligning the interests of Histogen’s executive officers with those of its stockholders. As part of Histogen’s pay-for-performance philosophy, its compensation program tends to emphasize the long-term equity award component of total compensation packages paid to its executive officers.

Because vesting is based on continued employment, Histogen’s equity-based incentives also encourage the retention of its named executive officers through the vesting period of the awards. In determining the size of the long-term equity incentives to be awarded to Histogen’s named executive officers, it takes into account a number of internal factors, such as the relative job scope, the value of existing long-term incentive awards, individual performance history, prior contributions to Histogen and the size of prior grants.

Histogen uses stock options and stock awards to compensate its named executive officers both in the form of initial grants in connection with the commencement of employment and annual refresher grants. Because employees are able to profit from stock options only if Histogen’s stock price increases relative to the stock option’s exercise price, Histogen believes stock options in particular provide meaningful incentives to employees to achieve increases in the value of Histogen stock over time.

Annual grants of equity awards are typically approved by the Board and/or the Compensation Committee during the first quarter of each year, if applicable. While Histogen intends that the majority of equity awards to its employees be made pursuant to initial grants or its annual grant program, the Compensation Committee retains discretion to grant equity awards to employees at other times, including in connection with the promotion of an employee, to reward an employee, for retention purposes or for other circumstances recommended by management or the Compensation Committee.

The exercise price of each stock option grant is the fair market value of Histogen’s common stock on the grant date. Time-based stock option awards granted to Histogen’s named executive officers generally vest over a four-year period as follows: 25% of the shares underlying the option vest on the first anniversary of the date of the vesting commencement date and the remainder of the shares underlying the option vest in equal monthly installments over the remaining 36 months thereafter. From time to time, the Compensation Committee may, however, determine that a different vesting schedule is appropriate. Histogen does not have any stock ownership requirements for its named executive officers.

The initial stock option grant to Mr. Pascoe in connection with his hiring in January 2019 is set forth in the Summary Compensation Table above, as well as the stock grants awarded in 2019 for performance in 2018 and in 2018 for performance in 2017 with respect to Dr. Latterich. Mr. Pascoe’s stock options granted in 2019 are subject to accelerated vesting in certain circumstances. For additional discussion, please see “Employment Agreements” above and “Change in Control Benefits” below.

Employee Benefits Program

Executive officers, including the named executive officers, are eligible to participate in all of Histogen’s employee benefit plans, including medical, dental, vision, group life, disability insurance, in each case on the same basis as other employees, subject to applicable law. Histogen provides Mr. Pascoe, Dr. Naughton and Dr. Latterich with term life insurance and disability insurance at Histogen’s expense. Histogen also provides vacation and other paid holidays to all employees, including executive officers. These benefit programs are designed to enable Histogen to attract and retain its workforce in a competitive marketplace. Health, welfare and vacation benefits ensure that Histogen has a productive and focused workforce through reliable and competitive health and other benefits.

Histogen currently maintains a 401(k) retirement savings plan that allows eligible employees to defer a portion of their compensation, within limits prescribed by the Internal Revenue Code, on a pre-tax or after-tax basis through contributions to the plan. Histogen’s named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees generally. Currently, Histogen has the ability to match contributions made by participants in the 401(k) plan up to a maximum of $2,500, but these matching contributions are in the sole discretion of the Board and no matching contributions were provided in 2019. Histogen believes that providing a vehicle for retirement savings through Histogen’s 401(k) plan adds to the overall desirability of Histogen’s executive compensation package and further incentivizes Histogen’s employees, including Histogen’s named executive officers, in accordance with Histogen’s compensation policies.

Change in Control Benefits

We entered into employment agreements with certain of the Named Executive Officers. These agreements set forth the individual’s base salary, annual incentive opportunities, equity compensation and other employee benefits, which are described in this Executive Compensation section. The two existing employment agreements provide for “at-will” employment, meaning that either party can terminate the employment relationship at any time, although the agreements provide that those Named Executive Officers would be eligible for severance benefits in certain circumstances following a termination of employment without cause.

Certain of Histogen’s named executive officers may become entitled to certain benefits or enhanced benefits in connection with a change in control of Histogen’s company. The employment agreement and award agreement of Mr. Pascoe and the award agreements of Dr. Latterich entitle them to accelerated vesting of certain equity awards upon a change in control of Histogen’s company. For a description of Employment Agreements, please see “Employment Agreements” above.

Our Compensation Committee approved the severance benefits to mitigate certain risks associated with working in a biopharmaceutical company at our current stage of development and to help attract and retain qualified executives.

Outstanding Equity Awards at December 31, 2019

The following table sets forth specified information concerning outstanding equity incentive plan awards for each of the named executive officers outstanding as of December 31, 2019.

	Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Non- Exercisable (#)		Option Exercise Price	Option Expiration Date
Richard W. Pascoe, President, Chief Executive Officer & Director	1/24/19	—	3,382,923	(1)	$0.76	1/24/29

Stephen Chang, Ph.D., Interim Chief Executive Officer & Director	—	—	—		—	—

Gail K. Naughton, Ph.D., Chief Science Officer	5/12/12	2,650,000	—	(2)	$0.075	5/12/22

Martin Latterich, Ph.D., Vice President, Technical Operations	10/7/16	158,342	41,658	(3)	$0.53	10/7/26
	3/12/18	91,688	8,312	(4)	$0.55	3/12/28

(1)

Pursuant to Mr. Pascoe’s award agreement (as it was amended on January 28, 2020), 10% of the Histogen options granted to him in connection with his commencement of employment with Histogen, representing the option to acquire approximately 338,292 shares of Histogen common stock, will become fully vested upon the closing of the Merger. An additional 10% of such options will vest upon the date that the market capitalization of the combined company exceeds each of $200,000,000, $275,000,000, and $300,000,000. Collectively, these options represent 40% of Mr. Pascoe’s new hire options. The remaining 60% of Mr. Pascoe’s new hire options will continue to vest at the rate of 1/48th of those options (or approximately 42,287 shares of Histogen common stock) per month, according to the time schedule set forth in his original award agreement. In addition to the foregoing, if Mr. Pascoe’s employment is terminated by Histogen without cause or he resigns for good reason, an additional portion of such new hire options will vest equal to the number of such options which would have vested in the 12 months following the date of such termination.

(2)

These options are fully vested. One-fourth of the options vested one year after Dr. Naughton’s employment began, or August 2, 2012, and 1/48 of the total number of shares remaining subject to the option vest in 36 equal monthly installments until the vesting ratio equals 1/1.

(3)	One-fourth of the options vested one year after the grant date and 1/48 of the total number of shares subject to the option vest in 36 equal monthly installments until the vesting ratio equals 1/1.
(4)	One-fourth of the options vested immediately on April 10, 2017 and 1/48 of the total number of shares subject to the option vest in 36 equal monthly installments until the vesting ratio equals 1/1.

HISTOGEN DIRECTOR COMPENSATION

For the fiscal year ended December 31, 2018, Histogen did not have a director compensation policy in place. This policy did not change in 2019. Certain non-employee directors received equity grants described below prior to 2019, as well as reimbursement for travel, lodging and other reasonable expenses incurred in attending board of directors or committee meetings.

Histogen’s non-employee directors received no compensation during the year ended December 31, 2019. The following table provides outstanding options held by each of Histogen’s non-employee directors at December 31, 2019:

Options Outstanding at December 31, 2019
Stephen Chang, Ph.D.(1)	350,000
David H. Crean, Ph.D.(2)	400,000
Jonathan Jackson	—
Brian M. Satz(3)	250,000
Hayden Yizhuo Zhang	—

(1)

Includes options to purchase 100,000 shares of Histogen common stock, which are fully vested and options to purchase 250,000 shares of Histogen common stock, which are partially vested. With respect to the partially vested award, beginning on April 10, 2018, 1/48 of the total number of shares subject to the option vest in equal monthly installments until the vesting ratio equals 1/1.

(2)

Includes options to purchase 150,000 shares of Histogen common stock, which are fully vested and options to purchase 250,000 shares of Histogen common stock, which are partially vested. With respect to the partially vested award, one-fourth of the options vested on March 12, 2018 and 1/48 of the total number of shares subject to the option vest in 36 equal monthly installments until the vesting ratio equals 1/1.

(3)

Includes options to purchase 250,000 shares of Histogen common stock, which are partially vested. One-fourth of the options vested on May 2, 2018 and 1/48 of the total number of shares subject to the option vest in 36 equal monthly installments until the vesting ratio equals 1/1.

Following completion of the merger, it is expected that the combined organization will provide compensation to non-employee directors that is consistent with Conatus’ current practices, however, the director compensation policies may be re-evaluated by the combined organization and the compensation committee following completion of the merger and may be subject to change. Non-employee directors are expected to receive an annual retainer fee and equity compensation in the form of a stock option grant.

Under Conatus’ non-employee director compensation policy, Conatus provides cash compensation in the form of an annual retainer of $40,000 for each non-employee director. In addition, the chair of the board of directors receives an additional annual retainer of $45,000. Conatus also pays an additional annual retainer of $15,000 to the chair of Conatus’ audit committee, $7,500 to other non-employee directors who serve on Conatus’ audit committee, $10,000 to the chair of Conatus’ compensation committee, $6,000 to other non-employee directors who serve on Conatus’ compensation committee, $7,000 to the chair of Conatus’ nominating and corporate governance committee and $3,500 to other non-employee directors who serve on Conatus’ nominating and corporate governance committee.

Also under Conatus’ non-employee director compensation policy, any non-employee director who is first elected to the board of directors will be granted an option to purchase 30,000 shares of Conatus’ common stock on the date of his or her initial election to the board of directors. Such options will have an exercise price per share equal to the fair market value of Conatus’ common stock on the date of grant. In addition, non-employee directors who (1) have been serving on the board of directors for at least six months as of the date of any annual meeting and (2) will continue to serve immediately following such meeting, will receive a grant of options to purchase 20,000 shares of Conatus’ common stock, and a non-employee director serving as chair of the board of directors will receive a grant of options to purchase an additional 25,000 shares of Conatus’ common stock.

The initial options granted to non-employee directors described above will vest and become exercisable in substantially equal installments on each of the first three anniversaries of the date of grant, subject to the director’s continuing service on Conatus’ board of directors on those dates. The annual options granted to non-employee directors described above will vest and/or become exercisable on the first anniversary of the date of grant, subject to the director’s continuing service on Conatus’ board of directors (and, with respect to grants to a chairman of the board of directors or board committee, service as chairman of the board of directors or a committee) on those dates. All options will also vest in full upon the occurrence of a change in control (as defined in Conatus’ 2013 Incentive Award Plan). The term of each option granted to a non-employee director shall be ten years. These options will be granted under Conatus’ 2013 Incentive Award Plan.

RELATED PARTY TRANSACTIONS OF DIRECTORS AND EXECUTIVE OFFICERS OF THE

COMBINED ORGANIZATION

Described below are any transactions occurring since January 1, 2019 and any currently proposed transactions to which either Conatus or Histogen was a party and in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

a director, executive officer, holder of more than 5% of the outstanding capital stock of Conatus or Histogen, or any member of such person’s immediate family had or will have a direct or indirect material interest.

Conatus Transactions

Investor Rights Agreement

Conatus entered into a first amended and restated investor rights agreement in February 2011 with the holders of its convertible preferred stock prior to our initial public offering, including entities with which certain of its directors are affiliated. This agreement provides for certain rights relating to the registration of their shares of common stock and common stock issued to them upon conversion of their convertible preferred stock. The registration rights will terminate in July 2020, or for any particular holder with registration rights, at such time following when all securities held by that holder subject to registration rights may be sold pursuant to Rule 144 under the Securities Act in a three-month period.

Director and Executive Officer Compensation

Please see “Conatus Director Compensation” for additional information regarding compensation of Conatus’ directors. Please see “Conatus Director Compensation” for additional information regarding compensation of Conatus’ executive officers.

Employment Agreements

Conatus has entered into employment agreements with its executive officers. For more information regarding these agreements, see “Interests of the Conatus Directors and Executive Officers in the Merger—Employment Agreements.”

Indemnification Agreements

Conatus’ amended and restated certificate of incorporation and its amended and restated bylaws provide that Conatus shall have the power to indemnify its employees and agents to the fullest extent permitted by law. Conatus has entered into separate indemnification agreements with its directors and executive officers, in addition to indemnification provided for in its amended and restated certificate of incorporation and amended and restated bylaws. These agreements, among other things, requires Conatus or will require Conatus to indemnify each director (and in certain cases their related venture capital funds) and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of Conatus, arising out of the person’s services as a director or executive officer.

Stock Option Grants to Executive Officers and Directors

Conatus granted stock options to our executive officers and certain of our directors as more fully described in the section entitled “Conatus Executive Compensation.”

Policies and Procedures for Related Party Transactions

Pursuant to Conatus’ audit committee charter, Conatus’ audit committee is responsible for reviewing and approving all transactions with related parties which are required to be reported under applicable SEC regulations, other than compensation-related matters. Conatus has adopted a written procedure for review of, or standards for approval of, these transactions by our audit committee.

Histogen Transactions

Lordship

Lordship, with its predecessor entities along with Jonathan Jackson, have invested and been affiliated with Histogen since 2010. At December 31, 2017 and 2016, Lordship controlled approximately 25% and 26% of the voting shares, respectively, and controlled two Board of Director seats on the five-person Board.

Histogen and Lordship are party to a Strategic Relationship Success Fee Agreement that, as amended provides for certain payments to be made from Histogen to Lordship equal to 1% of certain product revenue and 10% of certain royalty revenue. For more information regarding this, arrangement see “Success Fee Agreement with Lordship.”

On January 7, 2019 Histogen reached the $10 million accumulated investment threshold stipulated in the Letter Agreement and settled its obligation to Proteus. Histogen paid $250 thousand immediately and deferred $50 thousand in the form of a simple interest-bearing note which was paid September 2019. The result of the settlement with Proteus triggered the obligation to issue additional shares to Lordship under the Indemnification Agreement. Histogen issued 152,594 shares of common stock and 114,445 shares of Series B convertible preferred stock to settle its obligation to Lordship. Histogen considers all matters related to the Indemnification Agreement to be resolved.

In addition, Lordship participated in the Series D investment transaction.

Dr. Naughton

Dr. Naughton is the founder and as of March 2, 2020, held approximately 5.1% of the voting shares of Histogen. Dr. Naughton had served as the Chief Executive Officer and Board Chairwoman of Histogen from its inception until her resignation from both positions in April 2017. At her resignation date, she transitioned to the title of Founder and CSO and later in 2017 added another title of Chief Business Development Officer to her roles.

In October 2019, Histogen paid Dr. Naughton approximately $9 thousand in principal in accrued interest related to a bridge loan that was provided to AB in prior years. As of December 31, 2019, no further amounts were owed to Dr. Naughton.

Support Agreement

In connection with the merger and in accordance with the terms of the Merger Agreement, Histogen has also entered into a support agreement, with each of its executive officers and directors, as well as certain significant stockholders, including Lordship. For a description of the support agreement, see the section entitled “Agreements Related to the Merger—Histogen Support Agreement” beginning on page 168 above.

Policy for Approval of Related Person Transactions

While Histogen does not have a formal written policy or procedure for the review, approval or ratification of related party transactions, Histogen’s board of directors reviews and considers the interests of its directors, executive officers and principal stockholders in its review and consideration of transactions.

DESCRIPTION OF CONATUS’ CAPITAL STOCK

The following description of Conatus’ capital stock is not complete and may not contain all the information you should consider before investing in Conatus’ capital stock. This description is summarized from, and qualified in its entirety by reference to, Conatus’ amended and restated certificate of incorporation, which has been publicly filed with the SEC. See “Where You Can Find More Information; Incorporation by Reference.”

Conatus’ authorized capital stock consists of:

•	200,000,000 shares of common stock, $0.0001 par value, of which 33,170,487 shares have been issued and are outstanding as of March 2, 2020; and

•	10,000,000 shares of preferred stock, $0.0001 par value, of which no shares have been issued and are outstanding as of March 2, 2020.

Common Stock

The holders of shares of Conatus’ common stock are entitled to one vote per share on all matters to be voted upon by Conatus’ stockholders and there are no cumulative rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders shares of Conatus’ of common stock are entitled to receive ratably any dividends that may be declared from time to time by Conatus’ board of directors out of funds legally available for that purpose. In the event of liquidation of Conatus, dissolution or winding up, the holders of shares of Conatus’ common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding. Conatus’ common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to Conatus’ common stock. The outstanding shares of Conatus’ common stock are fully paid and non-assessable, and any shares of Conatus’ common stock to be issued upon an offering pursuant to this proxy statement/prospectus/information statement will be fully paid and nonassessable upon issuance.

Transfer Agent

The transfer agent and registrar for Conatus’ common stock is American Stock Transfer & Trust Company, LLC. Its address is 6201 15th Avenue, Brooklyn, NY 11219.

Dividend

Conatus has never paid cash dividends on its common stock. Moreover, Conatus does not anticipate paying periodic cash dividends on its common stock for the foreseeable future. Any future determination about the payment of dividends will be made at the discretion of Conatus’ board of directors and will depend upon its earnings, if any, capital requirements, operating and financial conditions and on such other factors as Conatus’ board of directors deems relevant.

Preferred Stock

The following description of Conatus’ preferred stock and the description of the terms of any particular series of Conatus’ preferred stock that Conatus chooses to issue hereunder are not complete. These descriptions are qualified in their entirety by reference to Conatus’ amended and restated certificate of incorporation and the certificate of designation, if and when adopted by Conatus’ board of directors, relating to that series. The rights, preferences, privileges and restrictions of the preferred stock of each series will be fixed by the certificate of designation relating to that series.

Conatus currently has no shares of preferred stock outstanding. Conatus’ board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock. Any or all of these rights may be greater than the rights of Conatus’ common stock.

Conatus’ board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could negatively affect the voting power and other rights of the holders of Conatus’ common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of Conatus or make it more difficult to remove Conatus’ management. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of Conatus’ common stock.

Conatus’ board of directors may specify the following characteristics of any preferred stock:

•	the maximum number of shares;

•	the designation of the shares;

•

the annual dividend rate, if any, whether the dividend rate is fixed or variable, the date or dates on which dividends will accrue, the dividend payment dates, and whether dividends will be cumulative;

•

the price and the terms and conditions for redemption, if any, including redemption at the option of Conatus or at the option of the holders, including the time period for redemption, and any accumulated dividends or premiums;

•	the liquidation preference, if any, and any accumulated dividends upon the liquidation, dissolution or winding up of Conatus affairs;

•	any sinking fund or similar provision, and, if so, the terms and provisions relating to the purpose and operation of the fund;

•

the terms and conditions, if any, for conversion or exchange of shares of any other class or classes of Conatus’ capital stock or any series of any other class or classes, or of any other series of the same class, or any other securities or assets, including the price or the rate of conversion or exchange and the method, if any, of adjustment;

•	the voting rights; and

•	any or all other preferences and relative, participating, optional or other special rights, privileges or qualifications, limitations or restrictions.

Any preferred stock issued will be fully paid and nonassessable upon issuance.

Anti-Takeover Effects of Provisions of Conatus Charter Documents

Conatus’ amended and restated certificate of incorporation provides for Conatus’ board of directors to be divided into three classes serving staggered terms. Approximately one-third of the board of directors will be elected each year. The provision for a classified board could prevent a party who acquires control of a majority of Conatus’ outstanding voting stock from obtaining control of Conatus’ board of directors until the second annual stockholders meeting following the date the acquirer obtains the controlling stock interest. The classified board provision could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of Conatus and could increase the likelihood that incumbent directors will retain their positions. Conatus’ amended and restated certificate of incorporation provides that directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the voting power of the outstanding shares of capital stock of Conatus entitled to vote thereon.

Conatus’ amended and restated certificate of incorporation provides that certain amendments of Conatus’ certificate of incorporation and amendments by the stockholders of Conatus’ amended and restated bylaws require the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock of Conatus entitled to vote thereto. These provisions could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of Conatus and could delay changes in management.

Conatus’ amended and restated bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of Conatus’ stockholders, including proposed nominations of persons for election to Conatus’ board of directors. At an annual meeting, stockholders may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of Conatus’ board of directors. Stockholders may also consider a proposal or nomination by a person who was a stockholder at the time of giving notice and at the time of the meeting, who is entitled to vote at the meeting and who has complied with the notice requirements of Conatus’ amended and restated bylaws in all respects. The amended and restated bylaws do not give Conatus’ board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of Conatus’ stockholders. However, Conatus’ amended and restated bylaws may have the effect of precluding the conduct of business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of Conatus.

Conatus’ amended and restated bylaws provide that a special meeting of Conatus’ stockholders may be called only by the Conatus board of directors, chairperson of the board, chief executive officer or president (in the absence of a chief executive officer), but such special meetings may not be called by any other person or persons. Because Conatus’ stockholders do not have the right to call a special meeting, a stockholder could not force stockholder consideration of a proposal over the opposition of Conatus’ board of directors by calling a special meeting of stockholders prior to such time as a majority of Conatus’ board of directors, the chairperson of Conatus’ board of directors, the president or the chief executive officer believed the matter should be considered or until the next annual meeting, provided that the requestor met the notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace Conatus’ board of directors also could be delayed until the next annual meeting.

Conatus’ amended and restated bylaws do not allow Conatus’ stockholders to act by written consent without a meeting. Without the availability of stockholder action by written consent, a holder controlling a majority of Conatus’ capital stock would not be able to amend Conatus’ amended and restated bylaws or remove directors without holding a stockholders’ meeting.

Anti-Takeover Effects of Delaware Law

Conatus is subject to the provisions of Section 203 of the DGCL (“Section 203”). Under Section 203, Conatus would generally be prohibited from engaging in any business combination with any interested stockholder for a period of three years following the time that this stockholder became an interested stockholder unless:

•	prior to this time, Conatus’ board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of Conatus’ voting stock outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers, and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time, the business combination is approved by Conatus’ board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 and 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Under Section 203, a “business combination” includes:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, subject to limited exceptions;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

The provisions of Delaware law and Conatus’ amended and restated certificate of incorporation and amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of Conatus’ common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in management. It is possible that these provisions may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial information does not give effect to the proposed Conatus Reverse Stock Split.

The following unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting under U.S. GAAP. For accounting purposes, Histogen is considered to be acquiring Conatus and the merger is expected to be accounted for as an asset acquisition. Histogen is considered the accounting acquirer even though Conatus will be the issuer of the common stock in the merger. To determine the accounting for this transaction under U.S. GAAP, a company must assess whether an integrated set of assets and activities should be accounted for as an acquisition of a business or an asset acquisition. The guidance requires an initial screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single asset or group of similar assets. If that screen is met, the set is not a business. In connection with the acquisition, Conatus does not have an organized workforce that significantly contributes to its ability to create output, and substantially all of its fair value is concentrated in cash and in-process research and development (“IPR&D”). As such, the acquisition is expected to be treated as an asset acquisition.

The unaudited pro forma condensed combined balance sheet data assumes that the merger took place on December 31, 2019 and combines the historical balance sheets of Conatus and Histogen as of such date. The unaudited pro forma condensed combined statements of operations and comprehensive loss for the year ended December 31, 2019 assumes that the merger took place as of January 1, 2019 and combines the historical results of Conatus and Histogen for the year then ended. The unaudited pro forma condensed combined financial information was prepared in accordance with U.S. GAAP and pursuant to the rules and regulations of Article 11 of SEC Regulation S-X. The historical financial statements of Conatus and Histogen have been adjusted to give pro forma effect to events that are (i) directly attributable to the transaction, (ii) factually supportable, and (iii) with respect to the unaudited pro forma condensed combined statements of operations and comprehensive loss, expected to have a continuing impact on the combined company’s results.

Conatus’ assets and liabilities will be measured and recognized as an allocation of the transaction price based on their relative fair values as of the transaction date with any value associated with IPR&D being expensed as it has no alternative future use, and combined with the assets, liabilities and results of operations of Histogen after the consummation of the merger.

The merger is expected to be accounted for as a reverse asset acquisition in accordance with U.S. GAAP. Histogen will be deemed to be the accounting acquirer for financial reporting purposes. This determination is based on the expectations that, immediately following the merger: (i) Histogen stockholders will own a substantial majority of the voting rights of the combined organization; (ii) Histogen will designate a majority (six of eight) of the initial members of the board of directors of the combined organization; and (iii) Histogen’s senior management will hold all key positions in senior management of the combined organization and no employees will be retained from Conatus. The transaction is expected to be accounted for as a reverse asset acquisition as Conatus does not meet the definition of a business because Conatus does not have an organized workforce that significantly contributes to its ability to create output, and substantially all of its fair value is concentrated in cash and IPR&D. Accordingly, for accounting purposes: (i) the merger will be treated as the equivalent of Histogen issuing stock to acquire the net assets of Conatus, (ii) the net assets of Conatus will be allocated a portion of the transaction price and recorded based upon their relative fair values in the financial statements at the time of closing, (iii) the reported historical operating results of the combined company prior to the merger will be those of Histogen and (iv) for periods prior to the transaction, shareholders’ equity of the combined company is presented based on the historical equity structure of Conatus. Further, although the unaudited pro forma condensed combined statements of operations and comprehensive loss for the year ended December 31, 2019 include collaboration revenue, all revenue generating activities of Conatus are expected to have ceased by the consummation of the merger.

The unaudited pro forma condensed combined financial information is based on the assumptions and adjustments that are described in the accompanying notes. Accordingly, the pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final accounting, expected to be completed after the closing of the merger, will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the combined company’s future results of operations and financial position. In addition, differences between the preliminary and final amounts will likely occur as a result of the amount of cash used for Conatus’ operations, changes in the fair value of Conatus common stock, and other changes in Conatus’ assets and liabilities.

The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma condensed combined financial information is preliminary and has been prepared for illustrative purposes only and is not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had Conatus and Histogen been a combined company during the specified periods. The actual results reported in periods following the merger may differ significantly from those reflected in the unaudited pro forma condensed combined financial information presented herein for a number of reasons, including, but not limited to, differences in the assumptions used to prepare this pro forma financial information.

The unaudited pro forma condensed combined financial information, including the notes thereto, should be read in conjunction with the separate historical financial statements of Conatus and Histogen, and their respective management’s discussion and analysis of financial condition and results of operations included elsewhere in this proxy statement/prospectus/information statement. Conatus’ audited statements of operations and comprehensive loss for the year ended December 31, 2019 is derived from Conatus’ Annual Report on Form 10-K for the year ended December 31, 2019.

Accounting rules require evaluation of certain assumptions, estimates, or determination of financial statement classifications which are completed during the measurement period as defined in current accounting standards. The accounting policies of Conatus may materially vary from those of Histogen. During preparation of the unaudited pro forma condensed combined financial information, management has performed a preliminary analysis and is not aware of any material differences, and accordingly, this unaudited pro forma condensed combined financial information assumes no material differences in accounting policies. Following the acquisition, management will conduct a final review of Conatus’ accounting policies in order to determine if differences in accounting policies require adjustment or reclassification of Conatus’ results of operations or reclassification of assets or liabilities to conform to Histogen’s accounting policies and classifications. As a result of this review, management may identify differences that, when conformed, could have a material impact on these unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Balance Sheets as of December 31, 2019

(in thousands)

	Conatus Pharmaceuticals Inc.	Histogen Inc.	Pro Forma Adjustments	Notes	Pro Forma Combined
Assets
Current assets
Cash and cash equivalents	$20,703	$2,065	$—		$22,768
Restricted cash	—	10	—		10
Accounts receivable, net	122	110	—		232
Inventories	—	106	—		106
Prepaid and other current assets	781	167	—		948

Total current assets	21,606	2,458	—		24,064
Property and equipment, net	—	320	—		320
Right-of-use assets	—	95	—		95
Other assets	221	69	—		290

Total assets	$21,827	$2,942	$—		$24,769

Liabilities, convertible preferred stock and stockholders’ equity (deficit)
Current liabilities
Accounts payable and accrued expenses	$1,064	$1,254	$6,558	C, D	$8,876
Accrued compensation	238	—	—		238
Current portion of lease liabilities	338	108	—		446
Current portion of deferred revenue	—	19	—		19

Total current liabilities	1,640	1,381	6,558		9,579
Noncurrent portion of deferred revenue	—	138	—		138
Other liabilities	—	321	—		321

Total liabilities	1,640	1,840	6,558		10,038
Convertible preferred stock	—	39,070	(39,070)	F	—
Stockholders’ equity (deficit)
Common stock	3	23	(14)	A, B, F	12
Additional paid-in capital	218,198	6,841	(163,903)	K	61,136
Accumulated deficit	(198,014)	(43,933)	196,429	J	(45,518)

Total stockholders’ equity (deficit)	20,187	(37,069)	32,512		15,630
Noncontrolling interest	—	(899)	—		(899)

Total equity (deficit)	20,187	(37,968)	32,512		14,731

Total liabilities, convertible preferred stock and stockholders’ equity	$21,827	$2,942	$—		$24,769

Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Loss

For the Year Ended December 31, 2019

(in thousands, except per share amounts)

	Conatus Pharmaceuticals Inc.	Histogen Inc.	Pro Forma Adjustments	Notes	Pro Forma Combined
Revenues
Collaboration revenue	$21,717	$—	$—		$21,717
Product revenue	—	3,415	—		3,415
License revenue	—	7,519	—		7,519
Grant revenue	—	150	—		150
Professional services revenue	—	370	—		370

Total revenue	21,717	11,454	—		33,171
Operating expenses
Cost of product revenue	—	1,893	—		1,893
Cost of professional services revenue	—	322	—		322
Research and development	23,527	6,345	—		29,872
General and administrative	10,196	6,212	(1,749)	E, G, H	14,659

Total operating expenses	33,723	14,772	(1,749)		46,746

Loss from operations	(12,006)	(3,318)	1,749		(13,575)
Other income
Interest income, net	568	42	—		610
Change in fair value of warrant liabilities	—	276	(276)	I	—
Other income	53	—	—		53

Loss before income taxes	(11,385)	(3,000)	1,473		(12,912)
Income tax expense	—	1	—		1

Net loss	(11,385)	(3,001)	1,473		(12,913)
Other comprehensive income
Net unrealized gains on marketable securities	17	—	—		17

Comprehensive loss	(11,368)	(3,001)	1,473		(12,896)
Net loss attributable to noncontrolling interests	—	(35)	—		(35)

Net loss available to common stockholders	$(11,368)	$(2,966)	$1,473		$(12,861)

Net loss per share available to common stockholders, basic and diluted	$(0.34)	$(0.13)			$(0.11)

Weighted-average common shares outstanding, basic and diluted	33,169	23,234	62,934	F, L	119,337

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Description of the Transaction

Histogen, Conatus and Merger Sub have entered into the Merger Agreement, pursuant to which Merger Sub, a wholly owned subsidiary of Conatus, will merge with and into Histogen, with Histogen surviving as the surviving company. As a result of the merger, Histogen will be a wholly owned subsidiary of Conatus. Upon the effectiveness of the merger (“Effective Time”), each share of Histogen’s common stock and Histogen’s preferred stock outstanding immediately prior to the Effective Time (excluding certain shares to be canceled pursuant to the Merger Agreement, and shares held by Histogen stockholders who have exercised and perfected appraisal rights) will be converted into the right to receive approximately 100,149,915 shares of Conatus’ common stock, subject to adjustment to account for the Conatus Reverse Stock Split. This exchange ratio is an estimate only and the final exchange ratio will be determined pursuant to a formula described in more detail in the Merger Agreement.

As a result of the merger, current holders of Histogen’s capital stock and options and warrants to purchase Histogen’s capital stock are expected to own, or hold rights to acquire, in the aggregate approximately 74% of the Fully-Diluted Common Stock of Conatus and Conatus’ current stockholders, option holders and warrant holders are expected to own, or hold rights to acquire, in the aggregate approximately 26% of the Fully-Diluted Common Stock of Conatus following the Effective Time. These estimates are subject to adjustment prior to the closing of the merger, including an upward adjustment to the extent that Conatus’ net cash at the Effective Time is less than $12.6 million or Histogen’s net cash at the effective time of the merger is more than $2.2 million, or a downward adjustment to the extent that Conatus’ net cash at the Effective Time is more than $13.4 million or Histogen’s net cash at the effective time of the merger is less than $1.4 million as adjusted for each company’s historical cash burn under the merger agreement. After the completion of the merger, Conatus will change its corporate name from “Conatus Pharmaceuticals Inc.” to “Histogen Inc.” as required by the Merger Agreement.

Under the terms and subject to the conditions of the Merger Agreement, each share of Histogen outstanding common or preferred stock will be converted into the right to receive approximately 1.4750 shares of Conatus common stock. Histogen estimates that the aggregate value of the consideration to be paid in the merger will be approximately $13.4 million. The number and value of the shares of Conatus common stock to be issued pursuant to the merger will not be determined until the completion of the merger and therefore, the final aggregate value of the consideration paid in the merger, may be more or less than $13.4 million. The fair value of consideration transferred is not indicative of the combined entities enterprise value upon consummation of the merger. The fair value of consideration transferred is based on the number of common shares Conatus stockholders will own upon consummation of the merger, subject to adjustment to account for the Conatus Reverse Stock Split, multiplied by the closing price of fair value of Conatus common stock on March 6, 2020, the effective closing date of the Merger Agreement for the purposes of this calculation.

Consummation of the merger is subject to certain closing conditions, including, among other things, approval by the Conatus stockholders and Histogen stockholders, the continued listing of the common stock on the Nasdaq Capital Market, and the conversion of all Histogen preferred stock.

2. Basis of Pro Forma Presentation

The following unaudited pro forma condensed combined financial information does not give effect to the proposed Conatus Reverse Stock Split because the proposed reverse stock split is not final.

The unaudited pro forma condensed combined financial information has been prepared in accordance with SEC Regulation S-X Article 11 and by using the acquisition method of accounting in accordance with the asset acquisition accounting guidance set forth in Accounting Standards Codification 805, Business Combinations (“ASC 805”). The unaudited pro forma condensed combined statements of operations and comprehensive loss for the year ended December 31, 2019, give effect to the merger as if it had been consummated on January 1, 2019.

The unaudited pro forma condensed combined balance sheet as of December 31, 2019 gives effect to the merger as if it had been consummated on December 31, 2019. Based on Histogen’s preliminary review of Histogen’s and Conatus’ summary of significant accounting policies and preliminary discussions between management teams of Histogen and Conatus, the nature and amount of any adjustments to the historical financial statements of Conatus to conform its accounting policies to those of Histogen are not expected to be material. Upon completion of the merger, further review of Conatus’ accounting policies may result in additional revisions to Conatus’ accounting policies and classifications to conform to those of Histogen.

The unaudited pro forma condensed combined financial information has been prepared with the expectation that the merger will be treated as an asset acquisition, with Histogen treated as the accounting acquirer. Since Conatus is the legal acquirer, the merger will be accounted for as a reverse asset acquisition. To determine the accounting for this transaction under U. S. GAAP, a company must assess whether an integrated set of assets and activities should be accounted for as an acquisition of a business or an asset acquisition. Substantially all of the fair value is included in IPR&D and no substantive processes are being acquired. As such, the merger is expected to be treated as an asset acquisition. Asset acquisitions are to be accounted for by allocating costs, including transaction costs, of the acquisition to the acquired assets based on their relative fair value basis. For the purpose of measuring the estimated fair value of the assets acquired and liabilities assumed, Histogen estimated the fair values as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The fair value measurements utilize estimates based on key assumptions of the merger, including historical and current market data. The unaudited pro forma adjustments included herein are preliminary and will be adjusted as additional information becomes available and as additional analyses are performed. The final purchase price allocation will be determined subsequent to the merger, and the final amounts of the assets acquired, and liabilities assumed may differ materially from the values recorded in the pro forma financial information.

The historical financial information has been adjusted to give effect to matters that are (i) directly attributable to the merger, (ii) factually supportable and (iii) with respect to the statements of operations and comprehensive loss, expected to have a continuing impact on the operating results of the combined company. Estimated transaction costs have been excluded from the unaudited pro forma condensed combined statements of operations and comprehensive loss as they reflect charges directly related to the merger which do not have an ongoing impact. However, the anticipated transaction costs are reflected in the unaudited pro forma condensed combined balance sheet as an increase to accounts payable and accrued expenses. In addition, the unaudited pro forma condensed combined statements of operations and comprehensive loss do not include one-time costs directly attributable to the transaction, employee retention costs or professional fees incurred or expected to be incurred by Histogen or Conatus pursuant to provisions contained in the Merger Agreement, as those costs are not considered part of the purchase price.

Histogen and Conatus expect to incur significant costs associated with integrating the operations of Histogen and Conatus after the merger is completed. The unaudited pro forma condensed combined financial information does not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies expected to result from the merger.

The unaudited pro forma condensed combined financial information may differ from the final purchase accounting for a number of reasons, including the fact that the estimates of fair values of assets and liabilities acquired are preliminary and subject to change when the valuation and other studies are finalized. In addition, the values will be based on the actual values as of the Closing Date. The differences that may occur between the preliminary estimates and the final purchase accounting could have a material impact on the accompanying unaudited pro forma condensed combined financial information.

3. Preliminary Estimate of Consideration Expected to be Transferred and Fair Value Estimate of Assets to be Acquired and Liabilities to be Assumed

The accompanying unaudited pro forma condensed combined financial statements reflect an estimated reverse asset acquisition price of approximately $15.3 million, including estimated transaction costs incurred by Histogen. In accordance with GAAP, the fair value of the equity securities comprising the consideration will be measured on the closing date of the merger at the then-current market price per share of Conatus common stock. Given that the estimated purchase price is variable depending upon the price of Conatus common stock, management performed a sensitivity analysis over the change in purchase consideration based on +/– 10% volatility in Conatus’ stock price, which is reasonably possible during the period between the date of this joint proxy statement/prospectus and the expected effective time of the merger. An increase or decrease in the price of Conatus common stock by 10% would increase or decrease the purchase consideration, excluding transaction costs, by approximately $1.3 million. Under certain circumstances further described in the Merger Agreement, the ownership percentages are subject to adjustment based on the cash levels of the respective companies at the closing of the merger.

The total estimated purchase price and allocated purchase price is summarized as follows (in thousands, except share data):

Estimated number of shares of the condensed combined company to be owned by Conatus’ stockholders(i)	34,170,225
Multiplied by the fair value per share of Conatus’ common stock(ii)	$0.391

Total	13,361
Estimated transaction costs	1,955

Total estimated purchase price	$15,316

For purposes of this pro forma analysis, the above estimated purchase price has been allocated based on a preliminary estimate of the fair value of assets and liabilities to be acquired.

Pro forma net assets as of December 31, 2019	$15,187
In-process research and development(iii)	129

Total estimated purchase price	$15,316

(i)

The final purchase price will be determined based in part on the number of shares of Conatus common stock, Conatus RSUs, and in-the-money Conatus Options outstanding immediately prior to the merger. For purposes of this unaudited pro forma condensed combined financial information, the total estimated number of shares outstanding represents: 33,170,487 shares of Conatus common stock; 842,920 of Conatus RSUs; and 156,818 in-the-money Conatus Options outstanding. The estimated number of shares does not reflect the impact of a proposed reverse stock split that is expected to be effected prior to consummation of the merger.

(ii)

The estimated purchase price was based on the closing price as reported on the Nasdaq Capital Market on March 6, 2020. The final purchase price arising from the actual transaction costs, as well as the number of shares of Conatus common stock and the fair market value of Conatus common stock outstanding immediately prior to the Closing of the merger could result in a total purchase price different from that assumed in this unaudited pro forma condensed combined financial information, and that difference may be material. Therefore, the estimated consideration expected to be transferred reflected in this unaudited pro forma condensed combined financial information does not purport to represent what the actual consideration transferred will be when the merger is completed. The actual purchase price will fluctuate until the closing date of the merger, and the final valuation of the purchase consideration could differ significantly from the current estimate.

(iii)

IPR&D represents the research and development assets of Conatus which were in-process, but not yet completed, and which Histogen has the opportunity to advance. Current accounting standards require that the fair value of IPR&D projects acquired in an asset acquisition with no alternative future use be allocated a portion of the consideration transferred and charged to expense at the acquisition date. The acquired assets did not have outputs or employees. The actual purchase price allocated to IPR&D will fluctuate until the closing date of the merger, and the final valuation of the IPR&D consideration could differ significantly from the current estimate.

The preliminary value of the consideration does not purport to represent the actual value to be received by the Histogen stockholders when the merger is completed. In accordance with GAAP, the fair value of the equity securities comprising the consideration will be measured on the closing date of the merger at the then-current market price per share of Conatus common stock. Based on historical volatility, a 10% change in Conatus common share price is reasonably possible during the period between the date of this joint proxy statement/prospectus and the expected effective time of the merger.

4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements

Adjustments included in the column under the heading “Pro Forma Adjustments” are primarily based on information contained within the Merger Agreement. Further analysis will be performed after the completion of the merger to confirm these estimates or make adjustments in the final purchase price allocation, as necessary.

Given Histogen’s history of net losses and valuation allowance, management assumed a statutory tax rate of 0%. Therefore, the pro forma adjustments to the condensed combined statements of operations and comprehensive loss resulted in no additional income tax adjustment to the pro forma financials.

The unaudited pro forma adjustments included in the unaudited pro forma condensed combined financial information are as follows:

A.	To eliminate Conatus’ pre-merger common stock, paid-in-capital and accumulated deficit balances.

B.

To reflect the expensing of Conatus’ IPR&D and the capitalization of the fair value of the estimated number of shares of the combined company to be owned by Conatus’ stockholders. This pro forma adjustment is not reflected in the unaudited pro forma condensed combined statements of operations and comprehensive loss because these amounts are not expected to have a continuing effect on the operating results of the combined company.

C.

To record Conatus’ estimated transaction costs, such as severance and benefits, advisory fees and transactional fees incurred subsequent to December 31, 2019. This pro forma adjustment is not reflected in the unaudited pro forma condensed combined statements of operations and comprehensive loss because these amounts are not expected to have a continuing effect on the operating results of the combined company.

D.

To record Histogen’s estimated transaction costs, such as severance and benefits, advisory fees and transactional fees incurred subsequent to December 31, 2019. This pro forma adjustment is not reflected in the unaudited pro forma condensed combined statements of operations and comprehensive loss because these amounts are not expected to have a continuing effect on the operating results of the combined company.

E.	To remove Histogen’s and Conatus’ transaction costs through December 31, 2019 that are not considered recurring.

F.

To reflect the adjustments for (i) Histogen’s weighted-average common stock outstanding, (ii) the conversion of Histogen convertible preferred stock to Conatus common stock, and (iii) the conversion of Histogen warrants for the purchase of convertible preferred stock to Conatus common stock.

G.

To eliminate Conatus’ pre-merger depreciation expense and write off of related property and equipment, which no longer has a carrying value as of December 31, 2019, from the unaudited pro forma condensed combined statements of operations and comprehensive loss for the year ended December 31, 2019.

H.

To reflect the adjustments for expected post-combination compensation expense of $1.7 million related to a conversion of a number of Conatus’ stock options into restricted stock units that vest upon, and in contemplation of, the transaction. This amount is excluded from the unaudited pro forma condensed combined statements of operations and comprehensive loss because it is a charge directly attributable to the merger that will not have a continuing impact on the Company’s operations; however, the amount is reflected as an increase to accumulated deficit and APIC in the unaudited pro forma balance sheet. Further, the adjustment reflects the exclusion of $0.8 million of similarly accelerated expense that was recorded within the unaudited pro forma condensed combined statements of operations and comprehensive loss for the year ended December 31, 2019.

I.

To eliminate the change in fair value of Histogen’s expired warrant liabilities recorded within the unaudited pro forma condensed combined statements of operations and comprehensive loss for the year ended December 31, 2019.

J.	To record the following adjustments to accumulated deficit (in thousands):

December 31, 2019
Elimination of Conatus’ accumulated deficit (A)	$203,014
Impact of expensed IPR&D acquired from Conatus (B)	(129)
Impact of Conatus’ estimated transaction costs (C)	(5,001)
Impact of Histogen’s estimated transaction costs (D)	231
Impact of post-combination compensation expense (H)	(1,686)

Total adjustment to accumulated deficit	$196,429

K.	To record the following adjustments to additional paid-in-capital (in thousands):

December 31, 2019
Elimination of Conatus’ additional paid-in-capital (A)	$(218,198)
To reflect Conatus’ remaining stock post-merger (B)	13,357
Impact of Histogen’s estimated transaction costs (D)	168
To reflect Histogen’s outstanding common stock post-merger (F)	39,084
Impact to stock-based compensation for accelerated RSU’s (H)	1,686

Total adjustment to additional paid-in-capital	$(163,903)

L.	Calculation of weighted-average shares outstanding (in thousands, except exchange ratio):

To reflect the adjustments for Histogen’s weighted-average common stock outstanding and the conversion of Histogen’s preferred stock outstanding based on the estimated exchange ratio.

Year Ended December 31, 2019
Historical Histogen weighted-average shares of common stock outstanding	23,234
Historical Histogen convertible preferred stock outstanding	35,185

Total	58,419

Application of 1.4750 exchange ratio to historical Histogen weighted-average shares outstanding (F)	1.4750

Adjusted Histogen weighted-average shares outstanding	86,168

Historical Conatus weighted-average shares of common stock outstanding	33,169

Total weighted-average shares outstanding	119,337

COMPARISON OF RIGHTS OF HOLDERS OF CONATUS STOCK AND HISTOGEN STOCK

Both Conatus and Histogen are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the merger is completed, Histogen’s stockholders will become stockholders of Conatus, and their rights will be governed by the DGCL, the amended and restated bylaws of Conatus and, assuming Proposal No. 2 is approved by Conatus’ stockholders at the Conatus special meeting, the amended and restated certificate of incorporation of Conatus as amended by the amendment thereto attached to this proxy statement/prospectus/information statement as Annex D as well as an amendment effecting the Conatus Name Change.

The table below summarizes the material differences between the current rights of Histogen’s stockholders under Histogen’s second amended and restated certificate of incorporation and bylaws and the rights of Conatus’ stockholders, post-merger, under Conatus’ amended and restated certificate of incorporation and amended and restated bylaws, each as amended, as applicable, and as in effect immediately following the merger.

While Conatus and Histogen believe that the summary tables cover the material differences between the rights of their respective stockholders prior to the merger and the rights of Conatus’ stockholders following the merger, these summary tables may not contain all of the information that is important to you. These summaries are not intended to be a complete discussion of the respective rights of Conatus’ and Histogen’s stockholders and are qualified in their entirety by reference to the DGCL and the various documents of Conatus and Histogen that are referred to in the summaries. You should carefully read this entire proxy statement/prospectus/information statement and the other documents referred to in this proxy statement/prospectus/information statement for a more complete understanding of the differences between being a stockholder of Conatus or Histogen before the merger and being a stockholder of Conatus after the merger. Conatus has filed copies of its current amended and restated certificate of incorporation and amended and restated bylaws with the SEC and will send copies of the documents referred to in this proxy statement/prospectus/information statement to you upon your request. Histogen will also send copies of its documents referred to in this proxy statement/prospectus/information statement to you upon your request. See the section entitled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.

Current Histogen Rights Versus Conatus Rights Post-Merger

Provision	Histogen (Pre-Merger)	Conatus (Post-Merger)
Authorized Capital Stock	The fifth amended and restated certificate of incorporation, as amended, of Histogen authorizes the issuance of up to 105,000,000 shares of common stock, $0.001 par value per share, and 73,000,000 shares of preferred stock, $0.001 par value per share, 10,000,000 of which are designated as “Series A Preferred Stock”, 35,000,000 of which are designated as “Series B Preferred Stock”, 8,000,000 of which are designated as “Series C Preferred Stock”, and 20,000,000 of which are designated as “Series D Preferred Stock.”	The amended and restated certificate of incorporation of Conatus authorizes the issuance of up to 200,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share.

Provision	Histogen (Pre-Merger)	Conatus (Post-Merger)
Number of Directors	The bylaws of Histogen set the number of directors at five.	The bylaws of Conatus provide that the authorized number of directors shall be at least one member and otherwise determined from time to time by resolution of the board of directors. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

Stockholder Nominations	The fifth amended and restated certificate of incorporation, as amended, and bylaws of Histogen do not provide for procedures with respect to stockholder director nominations.	The amended and restated bylaws of Conatus provide that nominations of any person for election to the Conatus board of directors may be made at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) by a stockholder of Conatus present in person who (A) was a stockholder of record of the Conatus both at the time of giving the notice of such meeting and at the time of the meeting (and, if making a nomination behalf of a beneficial owner, such beneficial owner was a beneficial owner of shares of Conatus both at the time of giving the notice of such meeting and at the time of the meeting), (B) is entitled to vote at the meeting and (C) has complied with the notice and nomination provisions of the amended and restated bylaws of Conatus.

Stockholder Proposals	The fifth amended and restated certificate of incorporation, as amended, and bylaws of Histogen do not provide for procedures with respect to stockholder proposals.	The amended and restated bylaws of Conatus provide that in order for a stockholder to properly bring business before an annual meeting, the stockholder must be a stockholder present in person who (A) was a stockholder of record of the Conatus both at the time of giving the notice of such meeting and at the time of the meeting

Provision	Histogen (Pre-Merger)	Conatus (Post-Merger)

(and, if making a nomination behalf of a beneficial owner, such beneficial owner was a beneficial owner of shares of Conatus both at the time of giving the notice of such meeting and at the time of the meeting), (B) is entitled to vote at the meeting and (C) has complied with the notice and nomination provisions of the amended and restated bylaws of Conatus.

Additionally, Conatus is subject to SEC Rule 14a-8 which allows certain stockholders to propose business to be brought before the annual meeting of stockholders and have such proposal included in Conatus’ proxy statement provided that the stockholder complies with the requirements thereunder.

Classified Board of Directors	The Histogen board of directors is not divided into classes.	The amended and restated certificate of incorporation of Conatus provides that the directors comprising the board of directors of Conatus shall be divided into three staggered classes, with each class serving a three-year term.

Removal of Directors	Under Delaware law, directors may be removed by the holders of a majority of shares then entitled to vote at an election of directors.	Under the amended and restated bylaws of Conatus, directors may be removed from office only for cause and only by the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock of Conatus entitled to vote thereon, subject to the rights of the holders of the shares of any series of preferred stock.

Special Meeting of the Stockholders	The bylaws of Histogen provide that special meetings of stockholders may be called at any time and for any purpose by the board of directors or the chief executive officer.

The amended and restated certificate of incorporation of Conatus provides that a special meeting of the stockholders may be called at any time only by the board of directors, the chairperson of the board of directors, the chief executive officer or the president (in the absence of a chief executive

Provision	Histogen (Pre-Merger)	Conatus (Post-Merger)
officer), and may not be called by any other person or persons.

Cumulative Voting	The fifth amended and restated certificate of incorporation and amended and restated bylaws of Histogen do not have a provision granting cumulative voting rights in the election of its directors.	The amended and restated certificate of incorporation of Conatus provides that there shall be no cumulative voting.

Vacancies	The fifth amended and restated certificate of incorporation, as amended, and bylaws of Histogen do not provide for procedures for filling director vacancies. Any director vacancy shall be filled by the board of directors or the stockholders in accordance with DGCL § 223. A director elected to fill a vacancy shall hold office until his or her successor is elected or until his or her earlier resignation or removal.	The amended and restated certificate of incorporation and amended and restated bylaws of Conatus provide that any vacancy or newly created directorships on the board of directors of Conatus will be filled only by the affirmative vote of a majority of the directors in office, even though less than a quorum, or by a sole remaining director, unless the board of directors of Conatus determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders, except as otherwise provided by law.

Voting Stock	Under the fifth amended and restated certificate of incorporation, as amended, of Histogen, the holders of common stock are entitled to one vote for each share of stock held by them and holders of preferred stock are entitled to one vote for each share of common stock into which such share of preferred stock is convertible.	Under the amended and restated certificate of incorporation and amended and restated bylaws of Conatus, the holders of common stock shall be entitled to one vote in person or by proxy for each share held by such stockholder that has voting power upon the matter in question on each matter properly submitted to the stockholders at a meeting of the stockholders. However, the holders of common stock shall not be entitled to vote on any amendment to the certificate of incorporation of Conatus that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon. The amended and

Provision	Histogen (Pre-Merger)	Conatus (Post-Merger)
restated bylaws of Conatus further provide that the stockholders shall be entitled to cast one vote in person or by proxy for each share of voting stock held by them respectively as of the record date fixed by the board of directors of Conatus, or if no record date is fixed by the board of directors of Conatus, as of the close of business on the day next preceding the day on which notice of a meeting of stockholders is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

Stockholders Agreement; Voting Agreement

Histogen does not have a stockholders agreement.

Histogen and the stockholders of Histogen have entered into that certain Histogen Amended and Restated Voting Agreement dated August 10, 2016, which provides, among other things, that: (a) one director shall be designated by Lordship Ventures Histogen Holdings LLC for so long as such stockholder and its affiliates continue to beneficially own directly or indirectly, on a fully-diluted basis, not less than 2% of common stock of Histogen (including, without limitation, shares of common stock issued or issuable upon conversion of preferred stock); (b) one director shall be designated by Lordship Ventures Histogen Holdings LLC for so long as such stockholder and its affiliates continue to beneficially own directly or indirectly, on a fully-diluted basis, not less than 10% of common stock of Histogen (including, without limitation, shares of common stock issued or issuable

Conatus does not have a stockholders agreement or similar agreement with any of its stockholders in place.

Provision	Histogen (Pre-Merger)	Conatus (Post-Merger)
upon conversion of preferred stock); (c) one director shall be designated by Pineworld Capital Limited, which individual shall initially be Hayden Yizhuo Zhang, until the earlier of: (i) the time that such stockholder and its affiliates no longer beneficially own directly or indirectly 4,000,000 shares of common stock of Histogen (including, without limitation, shares of common stock issued or issuable upon conversion of preferred stock), or (ii) if Mr. Zhang is no longer serving as Huapont’s designee, then the time that such stockholder and its affiliates continue to beneficially own directly or indirectly, on a fully-diluted basis, at least 2% of common stock of Histogen (including, without limitation, shares of common stock issued or issuable upon conversion of preferred stock); (d) one director shall be designated by the Key Holders (as defined in the agreement); and (e) one director shall be designated by a majority of Lordship Ventures Histogen Holdings LLC, the Key Holders, and Pineworld Capital Limited with each of such three parties having one vote per party.

Drag Along	Under the Histogen Amended and Restated Voting Agreement dated August 10, 2016, as further described therein, if (i) the holders of at least a majority of the shares of common stock then issued or issuable upon conversion of the shares of preferred stock; (ii) the board of directors of Histogen; and (iii) Dr. Gail Naughton approve the sale of Histogen, then each stockholder party to the Histogen Amended and Restated Voting Agreement is required to vote in favor of such transaction or sell their shares, as applicable.	Conatus does not have drag along terms in place.

Provision	Histogen (Pre-Merger)	Conatus (Post-Merger)
However, no stockholder shall be a party to any stock sale unless all holders of preferred stock are allowed to participate in such transaction and the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Histogen’s certificate of incorporation, as amended, in effect immediately prior to the stock sale (as if such transaction were a Deemed Liquidation as defined in the fifth amended and restated certificate of incorporation), unless the holders of at least (a) 66.7% of the preferred stock, and (b) the holders of at least a majority of the common stock (not including common stock issued upon conversion of the preferred stock) each elect otherwise by written notice given to Histogen at least five days prior to the effective date of any such transaction or series of related transactions.

Stockholder Action by Written Consent

The bylaws of Histogen provide that any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present and voted.

The amended and restated certificate of incorporation and amended and restated bylaws of Conatus specify that no action shall be taken by the stockholders except at an annual or special meeting of the stockholders and further explicitly provides that no action shall be taken by the stockholders by written consent.

Notice of Stockholder Meeting	The bylaws of Histogen provide that notices of all meetings shall state the place, if any, date and time of all meetings of the stockholders, the means of remote communications, if any, by which	Under the amended and restated bylaws of Conatus, written notice of each stockholder meeting must specify the place, date and hour of the meeting, the record date for determining the stockholders

Provision	Histogen (Pre-Merger)	Conatus (Post-Merger)
	stockholders and proxyholders may be deemed to be present in person and vote at such meeting, and the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting. The bylaws of Histogen provide that notice of each meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting.	entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting), the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purposes for which the meeting is called. Notice shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

Conversion Rights and Protective Provisions

The fifth amended and restated certificate of incorporation, as amended, of Histogen provides that each holder of shares of Histogen preferred stock shall have the right to convert such shares into shares of Histogen common stock at any time in accordance with the fifth amended and restated certificate of incorporation, as amended, of Histogen. In addition, upon the closing of the sale of shares of common stock in a firm-commitment underwritten public offering resulting in at least $20 million of proceeds or the date and time, or occurrence of an event, specified by the holders of a majority of all then outstanding shares of Histogen’s preferred stock, all outstanding shares of Histogen preferred stock shall be converted into shares of Histogen common stock.

For so long as at least 50% of the shares of Histogen’s preferred stock originally issued remain outstanding, Histogen may not, without the consent of a majority

The amended and restated certificate of incorporation of Conatus does not provide that holders of Conatus stock shall have preemptive, conversion or other protective rights.

Provision	Histogen (Pre-Merger)	Conatus (Post-Merger)
of Histogen’s preferred stock then outstanding: (i) amend, alter, repeal or change the rights, preferences or privileges of Histogen’s preferred stock (or series thereof); (ii) increase the authorized number of any previously authorized series of preferred stock; (iii) reclassify any shares of common stock to give those shares rights for dividends or liquidation on a parity with said series of preferred stock; or (iv) purchase or redeem any shares of common stock, except for purchases or redemptions pursuant to a stock restriction agreement, stock option agreement, or any other agreement or plan providing for employee ownership of Histogen’s shares.

Right of First Refusal	The Histogen Amended and Restated Right of First Refusal and Co-Sale Agreement entered into among Histogen and certain stockholders dated August 10, 2016 provides that any Key Holder (as defined in the agreement) wishing to transfer any shares of capital stock (excluding any shares of preferred stock or of common stock that are issued or issuable upon conversion of preferred stock) shall first provide Histogen with the right to purchase such shares. In such an event, if Histogen does not elect to exercise its right of first refusal in full, Pineworld Capital Limited and Lordship Ventures Histogen Holdings LLC have a secondary right of first refusal to purchase all or any portion of the shares of Histogen stock which are proposed for sale or transfer by a Key Holder. Under the Merger Agreement, Histogen has agreed to terminate the Histogen Right of First Refusal and Co-Sale	Conatus does not have a right of first refusal in place.

Provision	Histogen (Pre-Merger)	Conatus (Post-Merger)

Agreement at or prior to the closing of the merger.

All holders of Histogen capital stock that are not bound by the Histogen Amended and Restated Right of First Refusal and Co-Sale Agreement and bound by the amended and restated bylaws of Histogen, which provide that if any such holder of Histogen capital stock wishes to transfer any shares of stock shall first provide Histogen with the right to purchase such shares of Histogen stock.

Right of Co-Sale

As further described in the Histogen Amended and Restated Right of First Refusal and Co-Sale Agreement, each of Pineworld Capital Limited and Lordship Ventures Histogen Holdings LLC have a right of co-sale with respect to any capital stock (excluding any shares of preferred stock or of common stock that are issued or issuable upon conversion of preferred stock) proposed to be transferred or sold by any Key Holder which is not earlier purchased by Histogen by exercise of its right of first refusal (as further described above) or by Pineworld Capital Limited and Lordship Ventures Histogen Holdings LLC by exercise of their secondary right of first refusal (as further described above).

Under the Merger Agreement, Histogen has agreed to terminate the Histogen Right of First Refusal and Co-Sale Agreement at or prior to the closing of the merger.

Conatus does not have a right of co-sale in place.

Indemnification	The fifth amended and restated certificate of incorporation, as amended, of Histogen provides that Histogen shall indemnify its directors and officers to the fullest extent permitted by applicable law.	The amended and restated certificate of incorporation of Conatus provides that a director of Conatus shall not be personally liable to Conatus or its stockholders for monetary

Provision	Histogen (Pre-Merger)	Conatus (Post-Merger)
damages for breach of fiduciary duty as a director. The amended and restated bylaws of Conatus provide that Conatus shall indemnify its directors and officers against all expenses (including, without limitation, attorneys’ fees), liabilities, losses, judgments, fines (including, without limitation, excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974), and amounts paid in settlement actually and reasonably incurred by or on behalf of such indemnitee in connection with such action, suit or proceeding and any appeal therefrom, if such indemnitee acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of Conatus, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. With respect to any action in by or in the right of Conatus, Conatus shall indemnify its directors and officers against all expenses (including, without limitation, attorneys’ fees) actually and reasonably incurred by or on behalf of such indemnitee in connection with such action, suit or proceeding and any appeal therefrom, if such indemnitee acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the Corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such indemnitee shall have been adjudged to be liable to Conatus, unless, and only to the extent, that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the

Provision	Histogen (Pre-Merger)	Conatus (Post-Merger)
adjudication of such liability but in view of all the circumstances of the case, such indemnitee is fairly and reasonably entitled to indemnity for such expenses (including, without limitation, attorneys’ fees) which the Court of Chancery of Delaware or such other court shall deem proper.

Advancement of Expenses	Histogen’s standard form of indemnification agreement used with certain of its directors provides that Histogen shall pay the expenses incurred by a director in defending any proceeding in advance of its final disposition, provided, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the director to repay all amounts advanced if it should be ultimately determined that such director is not entitled to be indemnified.	The amended and restated bylaws of Conatus provide that Conatus will pay expenses to any director or officer prior to the final disposition of the proceeding, provided, however, that such advancements shall be made only upon receipt of an undertaking by such director or officer to repay all amounts advanced if it should be ultimately determined that such director or officer is not entitled to indemnification under the amended and restated bylaws of Conatus or otherwise and that (a) such indemnitee did not act in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Corporation, or (b) with respect to any criminal action or proceeding, such indemnitee had reasonable cause to believe his or her conduct was unlawful.

Declaration and Payment of Dividends

The fifth amended and restated certificate of incorporation, as amended, of Histogen provides that holders of preferred stock shall be entitled, if, when and as declared by the board of directors, non-cumulative cash dividends at the rate of 6% per annum of the original issue price for such shares. No dividends (other than those payable solely in Histogen common stock) shall be paid on any Histogen common stock during any fiscal year until dividends in the total amount of 6% per annum of the original issue

The amended and restated bylaws of Conatus provide that, subject to any restrictions contained in the DGCL or the amended and restated certificate of incorporation of Conatus, the board of directors of Conatus is empowered to declare and pay dividends upon the shares of Conatus capital stock. Dividends may be paid in cash, in property or in shares of Conatus capital stock.

Provision	Histogen (Pre-Merger)	Conatus (Post-Merger)
price per share of preferred stock shall have been paid. Further, no dividends (including those payable solely in Histogen common stock) shall be paid on any Histogen common stock unless a dividend is paid with respect to all outstanding shares of preferred stock in an amount for each share of preferred equal to or greater than the aggregate amount of such dividends for all shares of common stock into which each such share of preferred stock could then be converted. No dividend shall be paid for any series of preferred stock for any dividend period unless at the same time a like proportionate dividend for the same period, ratably in proportion to the respective annual dividend rates fixed therefor, shall be paid for the shares of all other such series of preferred stock.

General Provisions

For so long as at least 50% of the shares of Histogen’s preferred stock originally issued remain outstanding, Histogen may not, without the consent of a majority of Histogen’s preferred stock then outstanding: amend, alter, repeal or change the rights, preferences or privileges of Histogen’s preferred stock (or series thereof). If such amendment, alteration or repeal adversely affects one series of preferred stock differently from another series, then the change must also be approved by a majority of the holders of the adversely affected series.

The bylaws of Histogen provide that the bylaws may be altered, amended or repealed by the stockholders of Histogen at any meeting or by the board of directors of Histogen at any meeting.

The amended and restated certificate of incorporation of Conatus may be amended in any manner otherwise permitted by law, with the exception that under the amended and restated certificate of incorporation of Conatus, Article VI (relating to the amendment, alteration or repeal of the bylaws of Conatus), Article VIII (relating to the management of the business and for the conduct of the affairs of Conatus), Article IX (relating to written consent in lieu of a stockholder meeting), Article X (relating to special meetings) and Article XI (relating to the exclusive forum selection) require the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock of Conatus entitled to vote thereon. The holders of common stock shall not be entitled to vote on any amendment to the certificate of

Provision	Histogen (Pre-Merger)	Conatus (Post-Merger)

incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon.

The amended and restated certificate of incorporation of Conatus provides that the bylaws of Histogen may not be amended, altered or repealed by stockholders unless such action is supported by the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock of Conatus entitled to vote thereon.

Exclusive Forum	Histogen’s fifth amended and restated certificate of incorporation, as amended, does not contain any provision with respect to the forum for any shareholder to bring an action.	Unless Conatus consents in writing to the selection of an alternative forum, Conatus’ amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf under Delaware statutory or common law, including any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, Conatus’ amended and restated certificate of incorporation, or any action asserting a claim against Conatus that is governed by the internal affairs doctrine; provided, that, this provision would not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction.

PRINCIPAL STOCKHOLDERS OF CONATUS

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/information statement do not give effect to the Conatus Reverse Stock Split.

The following table sets forth certain information with respect to the beneficial ownership of Conatus common stock as of March 2, 2020 (except where otherwise indicated) for:

•	each person, or group of affiliated persons, who are known by us to beneficially own more than 5% of the outstanding shares of Conatus common stock;

•	each of Conatus’ directors as of March 2, 2020;

•

each of Conatus’ named executive officers, as identified in “The Merger—Interests of the Conatus Directors and Executive Officers in the Merger—Conatus Named Executive Officer Golden Parachute Compensation”; and

•	all of the current directors and executive officers of Conatus as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined under the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days of March 2, 2020, through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole investment and voting power, or shares such powers with his or her spouse, with respect to the shares set forth in the following table.

The percentage of ownership is based on 33,170,487 shares of common stock outstanding on March 2, 2020, adjusted as required by the rules promulgated by the SEC to determine beneficial ownership. Conatus does not know of any arrangements, including any pledge by any person of securities of Conatus, the operation of which may at a subsequent date result in a change of control of Conatus. Unless otherwise noted, the address of each director and current and former executive officer of Conatus is c/o Conatus Pharmaceuticals Inc., 16745 West Bernardo Dr., Suite 250, San Diego, CA 92127.

	Amount and Nature of Beneficial Ownership	Percentage of Beneficial Ownership
5% Stockholders
Novartis Pharma AG(1)	2,882,519	8.7

Directors and Named Executive Officers
Steven J. Mento, Ph.D.(2)	801,653	2.4
Keith W. Marshall, Ph.D., M.B.A.(3)	—	*
David T. Hagerty, M.D.	—	*
David F. Hale(4)	422,981	1.3
Daniel L. Kisner, M.D.(5)	114,455	*
Preston S. Klassen, M.D., M.H.S.(6)	105,000	*
William R. LaRue(7)	50,000	*
Kathleen D. Scott	—	*
Alfred P. Spada, Ph.D.(8)	289,566	*
Harold Van Wart, Ph.D.(9)	150,302	*
All current executive officers and directors as a group (9 persons)(10)	1,933,957	5.7

*	Indicates beneficial ownership of less than 1% of the total outstanding common stock.

(1)

Represents 2,882,519 shares of common stock held by Novartis Pharma AG, which were issued in December 2018 pursuant to a convertible promissory note. Novartis Pharma AG’s address is Lichtstrasse 35, 4056 Basel, Switzerland.

(2)

Includes 314,570 shares Dr. Mento has the right to acquire pursuant to outstanding options which are exercisable within 60 days of March 2, 2020. 487,083 of the shares are held by family trusts, of which Dr. Mento is a trustee. Does not include 650,000 RSUs held by Dr. Mento that would vest upon a change of control of Conatus, including the consummation of the merger.

(3)	Does not include 385,000 RSUs held by Dr. Marshall that would vest upon a change of control of Conatus, including the consummation of the merger.
(4)

Includes 255,000 shares Mr. Hale has the right to acquire pursuant to outstanding options which are exercisable within 60 days of March 2, 2020. 143,739 of the shares are held by Hale BioPharma Ventures, LLC and 12,121 shares are held by Hale Trading Company, LP, of which Mr. Hale is a General Partner. Mr. Hale holds sole voting and investment power with respect to the shares held by these entities. 12,121 of the shares are held by a family trust, of which Mr. Hale is a trustee.

(5)	Includes 105,000 shares Dr. Kisner has the right to acquire pursuant to outstanding options that are exercisable within 60 days of March 2, 2020. Dr. Kisner holds 9,455 of the shares directly.
(6)	Represents 105,000 shares Dr. Klassen has the right to acquire pursuant to outstanding options that are exercisable within 60 days of March 2, 2020.
(7)	Represents 50,000 shares Mr. LaRue has the right to acquire pursuant to outstanding options that are exercisable within 60 days of March 2, 2020.
(8)

Includes 42,424 shares Dr. Spada has the right to acquire pursuant to outstanding options that are exercisable within 60 days of March 2, 2020. Dr. Spada holds 247,142 of the shares directly. Does not include 313,436 RSUs held by Dr. Spada that would vest upon a change of control of Conatus, including the consummation of the merger.

(9)	Includes 132,121 shares Dr. Van Wart has the right to acquire pursuant to outstanding options that are exercisable within 60 days of March 2, 2020. Dr. Van Wart holds 18,181 of the shares directly.
(10)	Includes shares issued upon the early exercise of options, and shares issuable upon the exercise of outstanding options which are exercisable, as set forth in previous footnotes.

PRINCIPAL STOCKHOLDERS OF HISTOGEN

The following table sets forth certain information with respect to the beneficial ownership of Histogen’s capital stock as of March 2, 2020 for:

•	each of Histogen’s directors;

•	each of Histogen’s executive officers;

•	all of Histogen’s current directors and executive officers as a group; and

•	each person or group who beneficially owned more than 5% of Histogen’s common stock.

Beneficial ownership has been determined in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below, to Histogen’s knowledge, the person named in the table has sole voting and sole investment power with respect to all shares that he beneficially owned, subject to community property laws where applicable.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned(1)
5% Stockholders
Lordship Ventures(2)	16,431,440	28.1
John Paul Dejoria(3)	8,791,935	15.0
Pineworld Capital Limited(4)	4,190,377	7.2
Secure Medical(5)	3,625,000	6.2
Directors and Executive Officers(6)
Jonathan Jackson(7)	16,431,440	28.1
Gail K Naughton, Ph.D.(8)	5,623,970	9.2
Richard W. Pascoe(9)	972,592	1.6
Stephen Chang, Ph.D.(10)	331,225	*
Martin Latterich(11)	358,343	*
David H. Crean, Ph.D.(12)	342,725	*
Thomas Hubka(13)	233,051	*
Brian Satz(14)	192,307	*
Hayden Yizhuo Zhang(15)	4,190,377	7.2
All current directors and executive officers as a group (9 person)(16)	28,676,030	45.3

*	Less than one percent.
(1)

Percentage ownership is calculated based on a total of 58,496,538 shares of Histogen’s common stock, which reflects 23,311,656 shares of Histogen’s common stock issued and outstanding as of March 2, 2020 and assumes the conversion of 35,184,882 shares of Histogen’s preferred stock into Histogen common stock immediately prior to the closing of the Merger.

(2)

Represents shares of Histogen common stock beneficially owned by Lordship Ventures. Consists of 7,058,328 shares of common stock, 3,000,000 shares of common stock issuable upon conversion of Series A preferred stock, 2,706,445 shares of common stock issuable upon conversion Series B preferred stock, 3,000,000 shares of common stock issuable upon conversion of Series C preferred stock and 666,667 shares of common stock issuable upon conversion of Series D preferred stock. The principal business address of Lordship is c/o Satz Law Group LLC, 230 Passaic Ave. 1st Floor, Fairfield, NJ.

(3)

Represents shares of Histogen common stock beneficially owned by John Paul Dejoria. Consists of 3,958,601 shares of common stock, 4,500,000 shares of common stock issuable upon conversion of Series C preferred stock and 333,334 shares of common stock issuable upon conversion of Series D preferred stock. Mr. Dejoria holds 833,334 shares of his common and preferred stock in the John Paul DeJoria Family Trust. Mr. Dejoria is the Trustee of John Paul DeJoria Family Trust. The principal business address of Mr. Dejoria is c/o 2000 Liapanese Trail, Austin, TX.

(4)

Represents shares of Histogen common stock beneficially owned by Pineworld. Consists of 190,377 shares of common stock and 4,000,000 shares of common stock issuable upon conversion of Series D preferred stock. Hayden Yizhuo Zhang, our director, is the Investment Director of Pineworld. The principal business address of Pineworld is 60 Zingguang Ave., Yubei, ChongQing, China.

(5)

Represents shares of Histogen common stock beneficially owned by Secure Medical. Consists of 3,625,000 shares of common stock issuable upon conversion of Series A preferred stock. The principal business address of Secure Medical is c/o John Rao, 5801 S. McClintock Dr. #107, Tempe, AZ 85283.

(6)	Unless otherwise indicated, the address for each of Histogen’s executive officers and directors is c/o 10655 Sorrento Valley Road, Ste 200, San Diego, California, 92121.
(7)

Mr. Jackson is Chairman of Lordship Ventures and has beneficial ownership over the securities of Histogen owned by Lordship. Consists of 7,058,328 shares of common stock, 3,000,000 shares of common stock issuable upon conversion of Series A preferred stock, 2,706,445 shares of common stock issuable upon conversion Series B preferred stock, 3,000,000 shares of common stock issuable upon conversion of Series C preferred stock and 666,667 shares of common stock issuable upon conversion of Series D preferred stock.

(8)

Consists of 2,188,136 shares of common stock, 302,500 shares of common stock issuable upon conversion of Series B preferred stock, 483,334 shares of common stock issuable upon conversion of Series D preferred stock, which is owned by the Gail K. Naughton Revocable Trust, dated January 19, 2018, and 2,650,000 shares issuable upon exercise of stock options exercisable within 60 days of March 2, 2020. Dr. Naughton is the Trustee of the Gail K. Naughton Revocable Trust, dated January 19, 2018.

(9)	Consists of shares issuable upon exercise of stock options exercisable within 60 days of March 2, 2020. Such option vest upon the closing of the Merger.
(10)

Consists of 100,000 shares of common stock, 1,000 shares of common stock issuable upon conversion of Series D preferred stock and 230,225 shares issuable upon exercise of stock options exercisable within 60 days of March 2, 2020.

(11)	Consists of 83,333 shares of common stock and 275,010 shares issuable upon exercise of stock options exercisable within 60 days of March 2, 2020.
(12)	Consists of 342,725 shares issuable upon exercise of stock options exercisable within 60 days of March 2, 2020.
(13)

Consists of 40,000 shares of common stock, 2,000 shares of common stock issuable upon conversion of Series A preferred stock and 191,051 shares issuable upon exercise of stock options exercisable within 60 days of March 2, 2020.

(14)	Consists of 10,000 shares of common stock and 182,307 shares issuable upon exercise of stock options exercisable within 60 days of March 2, 2020.
(15)

Hayden Yizhuo Zhang is the Investment Director of Pineworld and have voting power over the shares held by Pineworld. Consists of 190,377 shares of common stock and 4,000,000 shares of common stock issuable upon conversion of Series D preferred stock.

(16)	Includes 4,843,910 shares issuable upon exercise of stock options exercisable within 60 days of March 2, 2020.

PRINCIPAL STOCKHOLDERS OF COMBINED ORGANIZATION

Except where specifically noted, the following information does not give effect to the Conatus Reverse Stock Split described in Conatus Proposal No. 2.

The following table and the related notes present certain information with respect to the beneficial ownership of the common stock of the combined organization upon consummation of the merger, assuming the closing of the merger occurred on March 2, 2020, by:

•	Each anticipated director and named executive officer of the combined organization’s;

•	all of the combined organization’s anticipated directors and executive officers as a group; and

•

each person or group who is known to the management of Histogen or Conatus to become the beneficial owner of more than 5% of the common stock of the combined organization upon the consummation of the merger.

Unless otherwise indicated in the footnotes to this table, Histogen and Conatus believe that each of the persons named in this table have sole voting and investment power with respect to the shares indicated as beneficially owned.

The following table assumes the exercise of all outstanding options to purchase shares of Conatus’ common stock prior to the closing of the merger and that Conatus had 35,264,342 shares of common stock outstanding as of March 2, 2020 following the exercise of such options and that immediately prior to the merger, Histogen will have 58,496,538 shares of capital stock outstanding, including 35,184,882 shares of preferred stock, all of which will be converted into Histogen common stock immediately prior to the closing of the merger. Upon the closing of the merger, the 58,496,538 shares of Histogen capital stock will be converted into the right to receive an aggregate of 86,282,393 shares of Conatus’ common stock (excluding any exchange ratio adjustment based on the companies’ respective net cash balances prior to closing), and, assuming the exercise of all outstanding options to purchase shares of Conatus’ common stock prior to the closing of the merger, there will be a total of 121,546,735 shares of Conatus’ common stock outstanding upon the closing of the merger. The following table does not give effect to the Conatus Reverse Stock Split proposed to be implemented prior to the closing of the merger. Shares of Conatus’ common stock that may be acquired by an individual or group within 60 days of March 2, 2020, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of Conatus’ common stock of any other person shown in the table.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% Stockholders
Lordship Ventures(1)	24,236,374	19.94
John Paul Dejoria(2)	12,968,104	10.67

Directors and Executive Officers
Jonathan Jackson(3)	24,236,374	19.94
Gail K Naughton, Ph.D.(4)	8,295,355	6.61
Hayden Yizhuo Zhang(5)	6,180,806	5.09
Richard W. Pascoe(6)	1,434,573	1.17
Steven J. Mento, Ph.D.(7)	1,178,653	*
Stephen Chang, Ph.D.(8)	488,556	*
Martin Latterich, Ph.D.(9)	528,555	*
David H. Crean, Ph.D.(10)	505,519	*
Thomas Hubka(11)	343,750	*
Brian Satz(12)	283,652	*
Daniel L. Kisner, M.D.(13)	134,455	*
All current directors and executive officers as a group (11 people)(14)	43,610,248	35.65

*	Less than one percent.
(1)

Represents shares of Histogen common stock beneficially owned by Lordship Ventures. Consists of 10,411,035 shares of common stock, 4,425,000 shares of common stock issuable upon conversion of Series A preferred stock, 3,992,006 shares of common stock issuable upon conversion Series B preferred stock, 4,425,000 shares of common stock issuable upon conversion of Series C preferred stock and 983,333 shares of common stock issuable upon conversion of Series D preferred stock.

(2)

Represents shares of Histogen common stock beneficially owned by John Paul Dejoria. Consists of 5,838,937 shares of common stock, 6,637,500 shares of common stock issuable upon conversion of Series C preferred stock and 491,667 shares of common stock issuable upon conversion of Series D preferred stock. Mr. Dejoria holds 1,229,168 shares of his common and preferred stock in the John Paul DeJoria Family Trust. Mr. Dejoria is the Trustee of John Paul DeJoria Family Trust.

(3)

Mr. Jackson is Chairman of Lordship Ventures and has beneficial ownership over the securities of Histogen owned by Lordship. Consists of 10,411,035 shares of common stock, 4,425,000 shares of common stock issuable upon conversion of Series A preferred stock, 3,992,006 shares of common stock issuable upon conversion Series B preferred stock, 4,425,000 shares of common stock issuable upon conversion of Series C preferred stock and 983,333 shares of common stock issuable upon conversion of Series D preferred stock.

(4)

Consists of 3,227,501 shares of common stock, 446,187 shares of common stock issuable upon conversion of Series B preferred stock, 712,917 shares of common stock issuable upon conversion of Series D preferred stock, which is owned by the Gail K. Naughton Revocable Trust, dated January 19, 2018, and 3,908,750 shares issuable upon exercise of stock options exercisable within 60 days of March 2, 2020. Dr. Naughton is the Trustee of the Gail K. Naughton Revocable Trust, dated January 19, 2018.

(5)

Hayden Yizhuo Zhang is the Investment Director of Pineworld Capital Limited and has voting power over the shares held by Pineworld. Consists of 280,806 shares of common stock and 5,900,000 shares of common stock issuable upon conversion of Series D preferred stock.

(6)	Consists of shares issuable upon exercise of stock options exercisable within 60 days of March 2, 2020. Such option vest upon the closing of the merger.
(7)	Includes the exercise of all stock options and the vesting of all RSUs, net of taxes, in connection with the merger.
(8)

Consists of 147,500 shares of common stock, 1,475 shares of common stock issuable upon conversion of Series D preferred stock and 339,581 shares issuable upon exercise of stock options exercisable within 60 days of March 2, 2020.

(9)	Consists of 122,916 shares of common stock and 405,639 shares issuable upon exercise of stock options exercisable within 60 days of March 2, 2020.
(10)	Consists of shares issuable upon exercise of stock options exercisable within 60 days of March 2, 2020.
(11)

Consists of 59,000 shares of common stock, 2,950 shares of common stock issuable upon conversion of Series A preferred stock and 281,800 shares issuable upon exercise of stock options exercisable within 60 days of March 2, 2020.

(12)	Consists of 14,750 shares of common stock and 268,902 shares issuable upon exercise of stock options exercisable within 60 days of March 2, 2020.
(13)	Includes the exercise of all stock options in connection with the merger.
(14)	Includes 7,144,764 shares issuable upon exercise of stock options exercisable within 60 days of March 2, 2020.

LEGAL MATTERS

Latham & Watkins LLP, San Diego, California will pass on the validity of Conatus’ common stock offered by this proxy statement/prospectus/information statement. The material U.S. federal income tax consequences of the merger will be passed upon for Conatus by Latham & Watkins LLP, San Diego, California and for Histogen by Sheppard Mullin Richter & Hampton LLP, San Francisco, California.

EXPERTS

The financial statements of Conatus Pharmaceuticals Inc. at December 31, 2019 and 2018, and for each of the three years in the period ended December 31, 2019, included in the Proxy Statement of Conatus Pharmaceuticals Inc., which is referred to and made a part of this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Histogen Inc. as of and for the years ended December 31, 2019 and 2018, included in the Proxy Statement of Conatus Pharmaceuticals Inc., which is referred to and made a part of this Prospectus and Registration Statement, have been audited by Mayer Hoffman McCann P.C., independent registered public accounting firm, as set forth in their report (which includes an explanatory paragraph related to the existence of substantial doubt about Histogen’s ability to continue as a going concern) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing, in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

Conatus files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Conatus files at the SEC public reference rooms in Washington, D.C.; New York, New York; and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Conatus SEC filings are also available to the public from commercial document retrieval services and on the website maintained by the SEC at http://www.sec.gov. Reports, proxy statements and other information concerning Conatus also may be inspected at the offices of the National Association of Securities Dealers, Inc., Listing Section, 1735 K Street, Washington, D.C. 20006.

As of the date of this proxy statement/prospectus/information statement, Conatus has filed a registration statement on Form S-4 to register with the SEC Conatus’ common stock that Conatus will issue to Histogen’s stockholders in the merger. This proxy statement/prospectus/information statement is a part of that registration statement and constitutes a prospectus of Conatus, as well as a proxy statement of Conatus for its special meeting and an information statement for the purpose of Histogen for its written consent.

Conatus has supplied all information contained in this proxy statement/prospectus/information statement relating to Conatus, and Histogen has supplied all information contained in this proxy statement/prospectus/information statement relating to Histogen.

If you would like to request documents from Conatus or Histogen, please send a request in writing or by telephone to either Conatus or Histogen at the following addresses:

Conatus Pharmaceuticals Inc. 16745 W. Bernardo Dr., Suite 250 San Diego, CA 92127 Telephone: (8580) 376-2600 Attn: Corporate Secretary	Histogen Inc. 10655 Sorrento Valley Rd., Ste 200 San Diego, CA 92121 Telephone: (858) 526-3100 Attn: Corporate Secretary

TRADEMARK NOTICE

“Conatus Pharmaceuticals” is a registered and unregistered trademark of Conatus in the United States and other jurisdictions. “Histogen,” the Histogen logo and other trademarks, service marks, and trade names of Histogen are registered and unregistered marks of Histogen Inc. Other third-party logos and product/trade names are registered trademarks or trade names of their respective companies.

OTHER MATTERS

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires Conatus’ officers and directors, and persons who own more than ten percent of a registered class of Conatus’ equity securities, to file reports of ownership and changes in ownership with the SEC. Such officers, directors and ten-percent stockholders are also required by SEC rules to furnish Conatus with copies of all forms that they file pursuant to Section 16(a). Based on Conatus’ review of the copies of such forms received by it and written representations from certain reporting persons, Conatus believes that during the year ended December 31, 2019, its executive officers, directors and ten-percent stockholders complied with all other applicable filing requirements.

Stockholder Proposals

Proposals of Conatus stockholders intended to be presented at the Conatus annual meeting of stockholders to be held in 2020 must have been received by Conatus no later than January 6, 2020, which is 120 days prior to the first anniversary of the mailing date of the Conatus proxy statement in connection with its 2019 annual meeting of stockholders, in order to be included in the Conatus proxy statement and form of proxy relating to that meeting, unless the date of the 2020 annual meeting of stockholders is changed by more than 30 days from the anniversary of the Conatus 2019 annual meeting, in which case the deadline for such proposals will be a reasonable time before Conatus begins to print and send its proxy materials. These proposals must comply with the requirements as to form and substance established by the SEC for such proposals in order to be included in the proxy statement.

In addition, the Conatus amended and restated bylaws establish an advance notice procedure with regard to certain matters, including stockholder proposals and nominations not included in the proxy statement, to be brought before an annual meeting of stockholders. In general, notice must meet the requirements in the Conatus amended and restated bylaws and be received at Conatus’ principal executive offices not less than 90 calendar days before nor more than 120 calendar days before the one year anniversary of the previous year’s annual meeting of stockholders. Therefore, to be presented at Conatus’ 2020 annual meeting of stockholders, such a proposal must have been received by Conatus no earlier than February 28, 2020 and no later than March 29, 2020. However, if the date of the annual meeting is more than 30 days earlier or more than 60 days later than such anniversary date, notice must be received not earlier than the 120th day prior to such annual meeting and not later than the 90th calendar day prior to such annual meeting or, if later ten calendar days following the date on which public announcement of the date of the meeting is first made. If the stockholder fails to give notice by these dates, then the persons named as proxies in the proxies solicited by the board of directors for the 2020 annual meeting may exercise discretionary voting power regarding any such proposal. Stockholders are advised to review Conatus’ amended and restated bylaws which also specify requirements as to the form and content of a stockholder’s notice.

Communication with Conatus’ Board of Directors

Stockholders seeking to communicate with Conatus’ board of directors should submit their written comments to Conatus’ corporate secretary, Conatus Pharmaceuticals Inc., 16745 West Bernardo Drive, Suite 250, San Diego, CA 92127. The corporate secretary will forward such communications to each member of Conatus’ board of directors; provided that, if in the opinion of the corporate secretary it would be inappropriate to send a particular stockholder communication to a specific director, such communication will only be sent to the remaining directors (subject to the remaining directors concurring with such opinion).

CONATUS PHARMACEUTICALS INC.

F-A-1

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Conatus Pharmaceuticals Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Conatus Pharmaceuticals Inc. (the Company) as of December 31, 2019 and 2018, the related statements of operations and comprehensive loss, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2007.

San Diego, California

March 11, 2020

F-A-2

Conatus Pharmaceuticals Inc.

Balance Sheets

(In thousands, except par value data)

	December 31,
	2019	2018
Assets
Current assets:
Cash and cash equivalents	$20,703	$11,565
Marketable securities	—	29,127
Collaboration receivables	122	3,677
Prepaid and other current assets	781	3,057

Total current assets	21,606	47,426
Property and equipment, net	—	154
Other assets	221	1,223

Total assets	$21,827	$48,803

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$1,064	$6,216
Accrued compensation	238	2,230
Current portion of deferred revenue	—	10,075
Current portion of lease liabilities	338	—

Total current liabilities	1,640	18,521
Deferred revenue, less current portion	—	2,815
Deferred rent, less current portion	—	68
Stockholders’ equity:
Preferred stock, $0.0001 par value; 10,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.0001 par value; 200,000 shares authorized; 33,170 shares and 33,165 shares issued and outstanding at December 31, 2019 and 2018, respectively	3	3
Additional paid-in capital	218,198	214,042
Accumulated other comprehensive loss	—	(17)
Accumulated deficit	(198,014)	(186,629)

Total stockholders’ equity	20,187	27,399

Total liabilities and stockholders’ equity	$21,827	$48,803

See accompanying notes to financial statements.

F-A-3

Conatus Pharmaceuticals Inc.

Statements of Operations and Comprehensive Loss

(In thousands, except per share data)

	Year Ended December 31,
	2019	2018	2017
Revenues:
Collaboration revenue	$21,717	$33,586	$35,377

Total revenues	21,717	33,586	35,377
Operating expenses:
Research and development	23,527	41,368	43,220
General and administrative	10,196	10,495	9,707

Total operating expenses	33,723	51,863	52,927

Loss from operations	(12,006)	(18,277)	(17,550)
Other income (expense):
Interest income	568	962	892
Interest expense	—	(696)	(662)
Other income (expense)	53	1	(76)

Total other income	621	267	154

Net loss	$(11,385)	$(18,010)	$(17,396)
Other comprehensive income (loss):
Net unrealized gains (losses) on marketable securities	17	60	(71)

Comprehensive loss	$(11,368)	$(17,950)	$(17,467)

Net loss per share, basic and diluted	$(0.34)	$(0.59)	$(0.61)
Weighted average shares outstanding used in computing net loss per share, basic and diluted	33,169	30,370	28,587

See accompanying notes to financial statements.

F-A-4

Conatus Pharmaceuticals Inc.

Statements of Stockholders’ Equity

(In thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balance at December 31, 2016	26,119	$3	$172,425	$(6)	$(150,633)	$21,789
Issuance of common stock upon exercise of stock options	79	—	104	—	—	104
Issuance of common stock for employee stock purchase plan	24	—	65	—	—	65
Share-based compensation	—	—	4,076	—	22	4,098
Issuance of common stock, net of offering costs	5,980	—	30,610	—	—	30,610
Repurchase of common stock	(2,167)	—	(11,203)	—	—	(11,203)
Net loss	—	—	—	—	(17,396)	(17,396)
Unrealized loss on marketable securities	—	—	—	(71)	—	(71)

Balance at December 31, 2017	30,035	3	196,077	(77)	(168,007)	27,996
Issuance of common stock upon exercise of stock options	211	—	362	—	—	362
Issuance of common stock for employee stock purchase plan	36	—	117	—	—	117
Share-based compensation	—	—	3,757	—	—	3,757
Conversion of convertible note payable to common stock	2,883	—	13,729	—	—	13,729
Cumulative effect of adoption of accounting standard	—	—	—	—	(612)	(612)
Net loss	—	—	—	—	(18,010)	(18,010)
Unrealized gain on marketable securities	—	—	—	60	—	60

Balance at December 31, 2018	33,165	3	214,042	(17)	(186,629)	27,399
Issuance of common stock for employee stock purchase plan	5	—	3	—	—	3
Share-based compensation	—	—	4,153	—	—	4,153
Net loss	—	—	—	—	(11,385)	(11,385)
Unrealized gain on marketable securities	—	—	—	17	—	17

Balance at December 31, 2019	33,170	$3	$218,198	$—	$(198,014)	$20,187

See accompanying notes to financial statements.

F-A-5

Conatus Pharmaceuticals Inc.

Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2019	2018	2017
Operating activities
Net loss	$(11,385)	$(18,010)	$(17,396)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	73	91	108
Stock-based compensation expense	4,153	3,757	4,098
Amortization of premiums and discounts on marketable securities, net	(204)	(341)	(68)
Write off of property and equipment and other assets	210	—	—
Impairment of right-of-use asset	50	—	—
Accrued interest included in convertible note payable	—	696	658
Changes in operating assets and liabilities:
Collaboration receivables	3,555	(310)	(867)
Prepaid and other current assets	642	480	(123)
Other assets	—	(537)	(872)
Accounts payable and accrued expenses	(2,355)	(5,760)	6,638
Accrued compensation	(1,992)	222	(343)
Deferred revenue	(12,890)	(15,099)	(25,010)
Lease liabilities, net	(59)	—	—
Deferred rent	—	(46)	(32)

Net cash used in operating activities	(20,202)	(34,857)	(33,209)
Investing activities
Maturities of marketable securities	44,842	69,685	81,877
Purchase of marketable securities	(15,494)	(39,637)	(121,723)
Capital expenditures	(11)	(66)	(25)

Net cash provided by (used in) investing activities	29,337	29,982	(39,871)
Financing activities
Proceeds from issuance of convertible note payable, net	—	—	12,500
Principal payment on promissory note	—	—	(1,000)
Proceeds from issuance of common stock, net	—	—	30,610
Repurchase of common stock	—	—	(11,203)
Deferred financing costs	—	(118)	—
Proceeds from stock issuances related to exercise of stock options and employee stock purchase plan	3	479	169

Net cash provided by financing activities	3	361	31,076

Net (decrease) increase in cash and cash equivalents	9,138	(4,514)	(42,004)
Cash and cash equivalents at beginning of period	11,565	16,079	58,083

Cash and cash equivalents at end of period	$20,703	$11,565	$16,079

Supplemental disclosure of cash flow information:
Cash paid for interest	$—	$—	$5

Supplemental schedule of noncash financing activities:
Conversion of convertible note payable to common stock	$—	$13,729	$—

Right-of-use asset	$590	$—	$—

See accompanying notes to financial statements.

F-A-6

Conatus Pharmaceuticals Inc.

Notes to Financial Statements

1.	Organization and Basis of Presentation

Conatus Pharmaceuticals Inc. (the Company) was incorporated in the state of Delaware on July 13, 2005. The Company is a biotechnology company that has been focused on the development and commercialization of novel medicines to treat chronic diseases with significant unmet need. In December 2016, the Company entered into an Option, Collaboration and License Agreement (the Collaboration Agreement) with Novartis Pharma AG (Novartis) for the development and commercialization of emricasan, an orally active pan-caspase inhibitor, for the treatment of patients with chronic liver disease.

In March 2019, the Company announced that top-line results from the ENCORE-NF clinical trial of emricasan did not meet the primary endpoint. In June 2019, the Company announced that top-line results from its ENCORE-LF clinical trial of emricasan also did not meet the primary endpoint. In addition, results from the 24-week extension in the Company’s ENCORE-PH clinical trial of emricasan were consistent with results from the initial 24-week treatment period and did not meet predefined objectives.

Consequently, the Company and Novartis have no further development plans for emricasan, and the Company and Novartis entered into an amendment to the Collaboration Agreement, pursuant to which the Company and Novartis mutually agreed to terminate the Collaboration Agreement, effective September 30, 2019. In order to extend the Company’s resources, the Company commenced a restructuring plan in June 2019 that included reducing staff and suspending development of its inflammasome disease candidate, CTS-2090, and commenced a second restructuring plan in September 2019 that included reducing additional staff to further extend the Company’s resources. The Company engaged a financial advisor to assist in the exploration and evaluation of strategic alternatives to enhance shareholder value, including a merger, an acquisition or sale of assets or a dissolution and liquidation of the Company. On January 28, 2020, Conatus, Chinook Merger Sub, Inc. (Merger Sub), and Histogen Inc. (Histogen) entered into the Agreement and Plan of Merger and Reorganization (Merger Agreement), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Histogen, with Histogen continuing as Conatus’ wholly owned subsidiary and the surviving corporation of the merger. See Note 14 – Subsequent Events for additional information.

As of December 31, 2019, the Company has devoted substantially all of its efforts to product development and has not realized product sales revenues from its planned principal operations. The Company has a limited operating history, and the sales and income potential of the Company’s business and market are unproven. The Company has experienced net losses since its inception and, as of December 31, 2019, had an accumulated deficit of $198.0 million. The Company expects to continue to incur net losses for at least the next several years. Successful transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support the Company’s cost structure. As of December 31, 2019, the Company had cash and cash equivalents of $20.7 million and working capital of $20.0 million. Based on the Company’s current business plan, management believes that its existing cash and cash equivalents will be sufficient to fund the Company‘s obligations for at least twelve months from the issuance date of these financial statements. If the Company is unable to generate revenues adequate to support its cost structure, the Company may need to raise additional equity or debt financing or seek to complete one of the strategic alternatives described above.

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect the reported amounts

F-A-7

of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents and marketable securities. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant risk on its cash. Additionally, the Company established guidelines regarding approved investments and maturities of investments, which are designed to maintain safety and liquidity.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity from the date of purchase of three months or less to be cash equivalents. Cash and cash equivalents include cash in readily available checking and money market accounts.

Marketable Securities

The Company classifies its marketable securities as available-for-sale and records such assets at estimated fair value in the balance sheets, with unrealized gains and losses, if any, reported as a component of other comprehensive income (loss) within the statements of operations and comprehensive loss and as a separate component of stockholders’ equity. The Company classifies marketable securities with remaining maturities greater than one year as current assets because such marketable securities are available to fund the Company’s current operations. The Company invests its excess cash balances primarily in corporate debt securities and money market funds with strong credit ratings. Realized gains and losses are calculated on the specific identification method and recorded as interest income. There were no realized gains and losses for the years ended December 31, 2019, 2018 and 2017.

At each balance sheet date, the Company assesses available-for-sale securities in an unrealized loss position to determine whether the unrealized loss is other-than-temporary. The Company considers factors including: the significance of the decline in value compared to the cost basis, underlying factors contributing to a decline in the prices of securities in a single asset class, the length of time the market value of the security has been less than its cost basis, the security’s relative performance versus its peers, sector or asset class, expected market volatility and the market and economy in general. When the Company determines that a decline in the fair value below its cost basis is other-than-temporary, the Company recognizes an impairment loss in the period in which the other-than-temporary decline occurred. There have been no other-than-temporary declines in the value of marketable securities for the years ended December 31, 2019, 2018 and 2017.

Fair Value of Financial Instruments

The carrying amounts of collaboration receivables, prepaid and other current assets, and accounts payable and accrued expenses are reasonable estimates of their fair value because of the short maturity of these items.

Property and Equipment

Property and equipment, which consisted of furniture and fixtures, computers and office equipment, scientific equipment and leasehold improvements, were stated at cost and depreciated over the estimated useful lives of the assets (three to five years) using the straight-line method. Leasehold improvements were amortized over the shorter of their estimated useful lives or the lease term.

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Long-Lived Assets

The Company regularly reviews the carrying value and estimated lives of all of its long-lived assets, including property and equipment, to determine whether indicators of impairment may exist which warrant adjustments to carrying values or estimated useful lives. The determinants used for this evaluation include management’s estimate of the asset’s ability to generate positive income from operations and positive cash flow in future periods, as well as the strategic significance of the assets to the Company’s business objective. Should an impairment exist, the impairment loss would be measured based on the excess of the carrying amount of the asset’s fair value. Through December 31, 2019, the Company has recognized $50,000 in impairment losses.

Revenue Recognition

Under the relevant accounting literature, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. The Company performs the following five steps in order to determine revenue recognition for contracts: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when, or as, the entity satisfies a performance obligation.

At contract inception, the Company identifies the performance obligations in the contract by assessing whether the goods or services promised within each contract are distinct. Revenue is then recognized for the amount of the transaction price that is allocated to the respective performance obligation when, or as, the performance obligation is satisfied.

In a contract with multiple performance obligations, the Company must develop estimates and assumptions that require judgment to determine the underlying stand-alone selling price for each performance obligation, which determines how the transaction price is allocated among the performance obligations. The estimation of the stand-alone selling price(s) may include estimates regarding forecasted revenues or costs, development timelines, discount rates, and probabilities of technical and regulatory success. The Company evaluates each performance obligation to determine if it can be satisfied at a point in time or over time. Any change made to estimated progress towards completion of a performance obligation and, therefore, revenue recognized will be recorded as a change in estimate. In addition, variable consideration must be evaluated to determine if it is constrained and, therefore, excluded from the transaction price.

If a license to the Company’s intellectual property is determined to be distinct from the other performance obligations identified in a contract, the Company recognizes revenues from the transaction price allocated to the license when the license is transferred to the licensee and the licensee is able to use and benefit from the license. For licenses that are bundled with other promises, the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue from the allocated transaction price. The Company evaluates the measure of progress at each reporting period and, if necessary, adjusts the measure of performance and related revenue or expense recognition as a change in estimate.

At the inception of each arrangement that includes milestone payments, the Company evaluates whether the milestones are considered probable of being reached. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the Company’s or a collaboration partner’s control, such as regulatory approvals, are generally not considered probable of being achieved until those approvals are received. At the end of each reporting period, the Company re-evaluates the probability of achievement of milestones that are within its or a collaboration partner’s control, such as operational developmental milestones and any related constraint, and, if necessary, adjusts its

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estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which will affect collaboration revenues and earnings in the period of adjustment. Revisions to the Company’s estimate of the transaction price may also result in negative collaboration revenues and earnings in the period of adjustment.

For arrangements that include sales-based royalties, including commercial milestone payments based on the level of sales, and a license is deemed to be the predominant item to which the royalties relate, the Company will recognize revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied, or partially satisfied. To date, the Company has not recognized any royalty revenue from collaborative arrangements.

In December 2016, the Company entered into an Option, Collaboration and License Agreement (the Collaboration Agreement) and an Investment Agreement (the Investment Agreement) with Novartis Pharma AG (Novartis). The Company concluded that there were two significant performance obligations under the Collaboration Agreement: the license and the research and development services, but that the license is not distinct from the research and development services as Novartis cannot obtain value from the license without the research and development services, which the Company is uniquely able to perform.

The Company concluded that progress towards completion of the performance obligations related to the Collaboration Agreement is best measured in an amount proportional to the collaboration expenses incurred and the total estimated collaboration expenses. The Company periodically reviews and updates the estimated collaboration expenses, when appropriate, which adjusts the percentage of revenue that is recognized for the period. While such changes to the Company’s estimates have no impact on the Company’s reported cash flows, the amount of revenue recorded in the period could be materially impacted. The transaction price to be recognized as revenue under the Collaboration Agreement consists of the upfront payment, option exercise fee, deemed revenue from the premium paid by Novartis under the Investment Agreement and estimated reimbursable research and development costs. Certain expenses directly related to execution of the Collaboration Agreement were capitalized as assets on the balance sheet and are being expensed in a manner consistent with the methodology used for recognizing revenue.

The Collaboration Agreement was terminated, effective September 30, 2019, and the Company will not receive any future milestone, royalty or profit and loss sharing payments under the Collaboration Agreement.

See Note 9 – Collaboration and License Agreements for further information.

Research and Development Expenses

All research and development costs are expensed as incurred.

Income Taxes

The Company’s policy related to accounting for uncertainty in income taxes prescribes a recognition threshold and measurement attribute criteria for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. As of December 31, 2019, there are no unrecognized tax benefits included in the balance sheet that would, if recognized, affect the Company’s effective tax rate. The Company has not recognized interest and penalties in the balance sheets or statements of operations and comprehensive loss. The Company is subject to U.S. and California taxation. As of December 31, 2019, the Company’s tax years beginning 2005 to date are subject to examination by taxing authorities.

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Stock-Based Compensation

Stock-based compensation expense for stock option grants and restricted stock units (RSUs) under the Company’s equity plans is recorded at the estimated fair value of the award as of the grant date and is recognized as expense on a straight-line basis over the requisite service period of the stock-based award, and forfeitures are recognized as they occur. Stock-based compensation expense for employee stock purchases under the Company’s 2013 Employee Stock Purchase Plan (the ESPP) is recorded at the estimated fair value of the purchase as of the plan enrollment date and is recognized as expense on a straight-line basis over the applicable six-month ESPP offering period. The estimation of fair value for stock-based compensation requires management to make estimates and judgments about, among other things, employee exercise behavior, forfeiture rates and volatility of the Company’s common stock. The judgments directly affect the amount of compensation expense that will be recognized.

The fair value of stock options is estimated using the Black-Scholes model with the assumptions noted in the following table. The expected life of stock options is based on the simplified method. The expected volatility of stock options is based upon the historical volatility of the Company and a number of publicly traded companies in similar stages of clinical development. The risk-free interest rate is based on the average yield of five- and seven-year U.S. Treasury Bills as of the valuation date.

	Year Ended December 31,
	2019	2018	2017
Assumptions
Risk-free interest rate	1.82% - 2.50%	2.55% - 3.03%	1.83% - 2.13%
Expected dividend yield	0%	0%	0%
Expected volatility	105% - 119%	94% - 100%	93% - 97%
Expected term (in years)	5.5 - 6.1	5.5 - 6.1	5.5 - 6.1

Comprehensive Loss

The Company is required to report all components of comprehensive loss, including net loss, in the financial statements in the period in which they are recognized. Comprehensive loss is defined as the change in equity during a period from transactions and other events and circumstances from nonowner sources, including unrealized gains and losses on marketable securities. Comprehensive gains (losses) have been reflected in the statements of operations and comprehensive loss for all periods presented.

Segment Reporting

Operating segments are identified as components of an enterprise about which separate discrete financial information is used in making decisions regarding resource allocation and assessing performance. To date, the Company has viewed its operations and managed its business as one segment operating primarily in the United States.

Net Loss Per Share

Basic net loss per share is calculated by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss by the weighted average number of common shares and common share equivalents outstanding for the period. Common stock equivalents are only included when their effect is dilutive. The Company’s potentially dilutive securities have been excluded from the computation of diluted net loss per share in the periods in which they would be anti-dilutive. For all periods presented, there is no difference in the number of shares used to compute basic and diluted shares outstanding due to the Company’s net loss position.

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The following table sets forth the outstanding potentially dilutive securities that have been excluded in the calculation of diluted net loss per share because to do so would be anti-dilutive (in thousands):

	December 31,
	2019	2018	2017
Warrants to purchase common stock	13	13	150
Common stock options issued and outstanding	1,299	5,385	4,826
RSUs outstanding	1,453	—	—
Shares issuable upon conversion of convertible note payable	—	—	2,965
ESPP shares pending issuance	—	8	5

Total	2,765	5,406	7,946

Recent Accounting Pronouncements

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes, as part of its initiative to reduce complexity in accounting standards. The amendments in the ASU are effective for fiscal years beginning after December 15, 2020, including interim periods therein. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. We have not early adopted this ASU for 2019. The ASU is currently not expected to have a material impact on our financial statements.

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842). This guidance requires lessees to recognize leases on the balance sheet and disclose key information about leasing arrangements. ASU 2016-02 establishes a right-of-use model (ROU) that requires a lessee to recognize an ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. The Company adopted this standard effective January 1, 2019, as required, retrospectively through a cumulative effect adjustment. The new standard provides a number of optional practical expedients in transition. The Company elected the “package of practical expedients,” which permits the Company not to reassess, under ASU 2016-02, prior conclusions about lease identification, lease classification and initial direct costs. The new standard also provides practical expedients for an entity’s ongoing accounting. The Company elected to utilize the short-term lease recognition exemption for all leases that qualify. This means, for those short-term leases that qualify, the Company will not recognize ROU assets or lease liabilities. The Company also elected not to separate lease and non-lease components for facility leases. Adoption of this guidance resulted in the recognition of lease liabilities of $0.7 million, based on the present value of the remaining minimum rental payments under current leasing standards for the Company’s applicable existing office space operating lease, with corresponding ROU assets of $0.6 million.

See Note 11 – Commitments for further information.

3.	Fair Value Measurements

The accounting guidance defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1:	Includes financial instruments for which quoted market prices for identical instruments are available in active markets.

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Level 2:	Includes financial instruments for which there are inputs other than quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets with insufficient volume or infrequent transaction (less active markets) or model-driven valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3:	Includes financial instruments for which fair value is derived from valuation techniques in which one or more significant inputs are unobservable, including management’s own assumptions.

Below is a summary of assets, including cash, cash equivalents and marketable securities, measured at fair value as of December 31, 2019 and 2018 (in thousands):

	December 31, 2019	Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash	$1,870	$1,870	$—	$—
Money market funds	18,833	18,833	—	—

Total	$20,703	$20,703	$—	$—

	December 31, 2018	Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash	$2,072	$2,072	$—	$—
Money market funds	8,000	8,000	—	—
Corporate debt securities	30,620	—	30,620	—

Total	$40,692	$10,072	$30,620	$—

At December 31, 2018, the Company’s marketable securities, consisting principally of debt securities, are classified as available-for-sale, are stated at fair value, and consist of Level 2 financial instruments in the fair value hierarchy. The Company determines the fair value of its debt security holdings based on pricing from a service provider. The service provider values the securities based on using market prices from a variety of industry-standard independent data providers. Such market prices may be quoted prices in active markets for identical assets (Level 1 inputs) or pricing determined using inputs other than quoted prices that are observable either directly or indirectly (Level 2 inputs), such as yield curve, volatility factors, credit spreads, default rates, loss severity, current market and contractual prices for the underlying instruments or debt, broker and dealer quotes, as well as other relevant economic measures.

4.	Marketable Securities

The Company invests its excess cash in money market funds and debt instruments of financial institutions, corporations, government sponsored entities and municipalities. The Company had no investments in marketable securities at December 31, 2019, the following tables summarize the Company’s investments in marketable securities at December 31, 2018 (in thousands):

As of December 31, 2018	Maturity (in years)	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Corporate debt securities	1 or less	$29,144	$—	$(17)	$29,127

Total		$29,144	$—	$(17)	$29,127

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5.	Property and Equipment

Property and equipment consist of the following (in thousands):

	December 31,
	2019	2018
Furniture and fixtures	$—	$334
Equipment	—	208
Leasehold improvements	—	147

	—	689
Less accumulated depreciation and amortization	—	(535)

Total	$—	$154

Depreciation expense related to property and equipment was $73,000, $91,000 and $108,000 for the years ended December 31, 2019, 2018 and 2017, respectively. At December 31, 2019, the Company wrote off the remaining net book value of its property and equipment, which totaled approximately $0.1 million

6.	Notes Payable

In July 2010, the Company issued to Pfizer Inc. (Pfizer) a $1.0 million promissory note (the Pfizer Note). The Pfizer Note bore interest at a rate of 7% per annum and was scheduled to mature on July 29, 2020. Interest was payable on a quarterly basis. On January 24, 2017, the Company voluntarily prepaid the entire balance of the outstanding principal and accrued and unpaid interest of the Pfizer Note in the amount of $1,004,861.

Prior to the prepayment of the Pfizer Note, the Company recorded the Pfizer Note on the balance sheet at face value. Based on borrowing rates available to the Company for loans with similar terms, the Company believed that the fair value of the Pfizer Note approximated its carrying value. The fair value measurement was categorized within Level 3 of the fair value hierarchy.

On February 15, 2017, the Company issued a convertible promissory note (the Novartis Note) in the principal amount of $15.0 million, pursuant to the Investment Agreement. The Novartis Note bore interest on the unpaid principal balance at a rate of 6% per annum and had a scheduled maturity date of December 31, 2019. The terms of the Novartis Note allowed the Company to convert the principal and accrued interest into the Company’s common stock at a conversion price equal to 120% of the 20-day trailing average closing price per share of the common stock immediately prior to the conversion date. The ability to borrow and repay the debt at a discount using shares of the Company’s common stock was deemed to be additional, foregone revenue attributable to the Collaboration Agreement, which the Company imputed and recorded as both a receivable from Novartis and a liability (deferred revenue) of $2.5 million at the inception of the Collaboration Agreement and the Investment Agreement. On February 15, 2017, the Company recorded the $15.0 million proceeds from the issuance of the Novartis Note as a convertible note payable in the amount of $12.5 million and a reduction of the outstanding receivable from Novartis of $2.5 million. On December 5, 2018, the Company, at its option, converted the entire outstanding principal of $15.0 million and accrued and unpaid interest of the Novartis Note into 2,882,519 shares of the Company’s common stock at a conversion price of $5.77 per share.

The Company elected to account for the Novartis Note under the fair value option. Prior to conversion of the Novartis Note, the Company concluded that the fair value of the Novartis Note remained at $12.5 million, plus the related accrued interest, due to its conversion features. The fair value measurement was categorized within Level 2 of the fair value hierarchy.

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7.	Stockholders’ Equity

Common Stock

In May 2017, the Company completed a public offering of 5,980,000 shares of its common stock at a public offering price of $5.50 per share. The shares were registered pursuant to the Company’s Registration Statement on Form S-3 filed on August 14, 2014. The Company received net proceeds of $30.6 million, after deducting underwriting discounts and commissions and offering-related transaction costs. Immediately following the offering, the Company used $11.2 million of the net proceeds to repurchase and retire 2,166,836 shares of its common stock from funds affiliated with Advent Private Equity (collectively Advent) at a price of $5.17 per share, which is equal to the net proceeds per share that the Company received from the offering, before expenses, pursuant to a stock purchase agreement the Company entered into with Advent in May 2017.

On August 2, 2018, the Company entered into an At Market Issuance Sales Agreement (the Sales Agreement) with Stifel, Nicolaus & Company, Incorporated (Stifel), pursuant to which the Company may sell from time to time, at its option, up to an aggregate of $35.0 million of shares of its common stock through Stifel, as sales agent. Sales of the Company’s common stock made pursuant to the Sales Agreement, if any, will be made on The Nasdaq Capital Market (Nasdaq), under the Company’s Registration Statement on Form S-3 filed on August 17, 2017 and declared effective by the SEC on November 9, 2017, by means of ordinary brokers’ transactions at market prices. Additionally, under the terms of the Sales Agreement, the Company may also sell shares of its common stock through Stifel, on Nasdaq or otherwise, at negotiated prices or at prices related to the prevailing market price. The Company will pay a commission rate equal to up to 3.0% of the gross sales price per share sold. As of December 31, 2019, no shares were issued pursuant to the Sales Agreement.

Warrants

In 2013, the Company issued warrants exercisable for 1,124,026 shares of Series B preferred stock, at an exercise price of $0.90 per share, to certain existing investors in conjunction with a private placement (the 2013 Warrants) and warrants exercisable for 111,112 shares of Series B preferred stock, at an exercise price of $0.90 per share, to Oxford Finance LLC and Silicon Valley Bank in conjunction with the Company’s entry into a loan and security agreement (the Lender Warrants). Upon completion of the Company’s initial public offering (IPO), the 2013 Warrants and the Lender Warrants became exercisable for 136,236 and 13,468 shares of common stock, respectively, at an exercise price of $7.43 per share. The 2013 Warrants expired on May 30, 2018, and the Lender Warrants will expire on July 3, 2023.

Stock Options

The Company adopted an Equity Incentive Plan in 2006 (the 2006 Plan) under which 1,030,303 shares of common stock were reserved for issuance to employees, nonemployee directors and consultants of the Company.

In July 2013, the Company adopted an Incentive Award Plan (the 2013 Plan), which provides for the grant of incentive stock options, nonstatutory stock options, rights to purchase restricted stock, stock appreciation rights, dividend equivalents, stock payments and restricted stock units to eligible recipients. Recipients of incentive stock options shall be eligible to purchase shares of the Company’s common stock at an exercise price equal to no less than the estimated fair market value of such stock on the date of grant. The maximum term of options granted under the 2013 Plan is ten years. Except for annual grants to non-employee directors, which vest one year from the grant date, options generally vest 25% on the first anniversary of the original vesting date, with the balance vesting monthly over the remaining three years.

Pursuant to the 2013 Plan, the Company’s management is authorized to grant stock options to the Company’s employees, directors and consultants. The number of shares available for future grant under the 2013 Plan will automatically increase each year by an amount equal to the least of (1) 1,000,000 shares of the Company’s common stock, (2) 5% of the outstanding shares of the Company’s common stock as of the last day

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of the Company’s immediately preceding fiscal year, or (3) such other amount as the Company’s board of directors may determine. Shares that remain available, that expire or otherwise terminate without having been exercised in full, and unvested shares that are forfeited to or repurchased by the Company under the 2006 Plan will roll into the 2013 Plan. As of December 31, 2019, a total of 3,951,438 options remain available for future grant under the 2013 Plan.

On August 31, 2017, in connection with the appointment of its new Executive Vice President, Chief Operating Officer and Chief Financial Officer, the Company granted stock options to purchase 525,000 shares of the Company’s common stock outside of its stock option plans.

The following table summarizes the Company’s stock option activity under all stock option plans for the three years ended December 31, 2019 (options in thousands):

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)
Outstanding at December 31, 2016	3,394	$5.10
Granted	1,733	4.91
Exercised	(79)	1.32
Forfeited/cancelled/expired	(222)	6.09

Outstanding at December 31, 2017	4,826	5.05
Granted	943	5.08
Exercised	(211)	1.71
Forfeited/cancelled/expired	(173)	4.83

Outstanding at December 31, 2018	5,385	5.20
Granted	1,723	1.84
Exercised	—	0.00
Forfeited/cancelled/expired	(5,809)	4.51

Outstanding at December 31, 2019	1,299	$3.82	5.2

Exercisable at December 31, 2019	1,134	$4.29	4.5

The weighted-average fair value of options granted for the years ended December 31, 2019, 2018 and 2017 were $1.84, $3.93 and $3.79, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2019, 2018 and 2017 were $0.0 million, $0.6 million and $0.3 million, respectively.

At December 31, 2019, the intrinsic value of options outstanding and exercisable were $16,000 and $1,000, respectively.

Restricted Stock Units

In August 2019, the Company effected a one-time option exchange, wherein certain employees were offered the opportunity to exchange eligible outstanding stock options, whether vested or unvested, with exercise prices that are significantly higher than the current fair market value of the Company’s common stock for the grant of a lesser number of RSUs. The participants received one new RSU for every two stock options tendered for exchange. As a result, 3,200,375 stock options were exchanged for 1,600,186 RSUs. The RSUs have a one-year vesting schedule or vest upon a Change of Control, an employee’s termination without Cause, or resignation for Good Reason, each as defined in the 2013 Incentive Award Plan. The one-time option exchange was accounted for as a modification of the original award, and the difference in the fair value of the cancelled options immediately prior to the cancellation and the fair value of the modified options resulted in incremental value of

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approximately $0.1 million, which was calculated using the Black-Scholes model. Total stock-based compensation expense to be recognized over the requisite service period is equal to remaining unrecognized expense for the exchanged option, as of the exchange date, plus the incremental value of the modification to the award and is expected to be recorded over the one-year service term commencing August 1, 2019.

The following table summarizes the Company’s RSU activity under all equity plans for the three years ended December 31, 2019 (RSUs in thousands):

	Total RSUs	Weighted- Average Grant Date Fair Value per Share
Balance at December 31, 2018	—	$—
Granted	1,600	0.31
Forfeited	(147)	0.31

Balance at December 31, 2019	1,453	$0.31

Unrecognized compensation expense related to outstanding RSUs at December 31, 2019 was $2.1 million, which is expected to be recognized over a weighted-average vesting term of 0.6 years.

Employee Stock Purchase Plan

In July 2013, the Company adopted the ESPP, which permits participants to contribute up to 20% of their eligible compensation during defined rolling six-month periods to purchase the Company’s common stock. The purchase price of the shares will be 85% of the lower of the fair market value of the Company’s common stock on the first day of trading of the offering period or on the applicable purchase date. The ESPP was activated in November 2014. The Company issued 5,365, 36,296 and 24,303 shares of common stock under the ESPP for the years ended December 31, 2019, 2018 and 2017, respectively. The Company had an outstanding liability of $0, $28,936 and $16,367 at December 31, 2019, 2018 and 2017, respectively, which is included in accounts payable and accrued expenses on the balance sheets, for employee contributions to the ESPP for shares pending issuance at the end of the offering period.

Stock-Based Compensation

The Company recorded stock-based compensation of $4.2 million, $3.8 million and $4.1 million for the years ended December 31, 2019, 2018 and 2017, respectively. Unrecognized compensation expense related to outstanding stock options at December 31, 2019 was $27,000, which is expected to be recognized over a weighted-average vesting term of 0.9 years.

Common Stock Reserved for Future Issuance

The following shares of common stock were reserved for future issuance at December 31, 2019 and 2018 (in thousands):

	December 31,
	2019	2018
Warrants to purchase common stock	13	13
Common stock options issued and outstanding	1,299	5,385
Common stock authorized for future option grants	3,951	844
RSUs outstanding	1,453	—
Common stock authorized for the ESPP	489	495

Total	7,205	6,737

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8.	Income Taxes

Significant components of the Company’s deferred tax assets at December 31, 2019 and 2018 are shown below (in thousands):

	December 31,
	2019	2018
Deferred tax assets
Net operating loss carryovers	$35,901	$31,135
Research and development tax credits	8,312	8,641
Intangibles	130	379
Stock options	438	2,255
Compensation	47	452
Deferred revenue	—	2,642
Other	88	62

Total gross deferred tax assets	44,916	45,566
Deferred tax liabilities
Right-of-use asset	46	—

Total net deferred tax assets	44,870	45,566

Less valuation allowance	(44,870)	(45,566)

Net deferred tax assets	$—	$—

A reconciliation of the statutory tax rates and the effective tax rates for the years ended December 31, 2019, 2018 and 2017 is as follows:

	December 31,
	2019	2018	2017
Statutory rate	21.0%	21.0%	34.0%
Valuation allowance	6.1%	(25.2)%	51.5%
Federal tax rate change	—%	—%	(93.3)%
General business credits	(2.9)%	6.2%	10.8%
Expiration of stock options	(21.4)%	—%	—%
Other	(2.8)%	(2.0)%	(3.0)%

Effective tax rate	—%	—%	—%

At December 31, 2019, the Company had federal and state NOL carryforwards of $145.5 million and $76.4 million, respectively. The federal and state NOL carryforwards begin to expire in 2028, unless previously utilized. The federal NOL carryforwards generated after 2017 have an indefinite carryforward life. The Company also has federal, including orphan drug, and state research credit carryforwards of $8.3 million and $2.4 million, respectively. The federal research credit carryforwards will begin expiring in 2027, unless previously utilized. The state research credit will carry forward indefinitely. The change in the valuation allowance is a decrease of $0.7 million for the year ended December 31, 2019, an increase of $4.4 million for the year ended December 31, 2018 and a decrease of $9.0 million for the year ended December 31, 2017.

Pursuant to Internal Revenue Code (IRC) Sections 382 and 383, annual use of the Company’s NOL or research and development credit carryforwards may be limited in the event a cumulative change in ownership of more than 50% occurs within a three-year period. The Company previously completed a study to assess whether an ownership change, as defined by IRC Section 382, had occurred from its formation through December 31, 2017. Based upon this study, the Company determined that ownership changes had occurred in 2006 and 2013 but concluded that the annual utilization limitation would be sufficient to utilize the Company’s pre-ownership

F-A-18

change NOLs and research and development credits prior to expiration, with the exception of a de minimis amount. Future ownership changes may limit the Company’s ability to utilize its remaining tax attributes. The Company recognizes the impact of uncertain income tax positions at the largest amount that is “more likely than not” to be sustained upon audit by the relevant taxing authority. An uncertain tax position will not be recognized if it has less than a 50% likelihood of being sustained.

The following table summarizes the activity related to the Company’s unrecognized tax benefits (in thousands):

	2019	2018	2017
Balance at beginning of year	$2,221	$1,932	$1,319
Additions based on tax positions related to the current year	—	289	613
Reductions based on tax positions related to prior years	(80)	—	—

Balance at end of year	$2,141	$2,221	$1,932

The Company does not expect that the unrecognized tax benefits will change within 12 months of this reporting date. Due to the existence of the valuation allowance, future changes in the Company’s unrecognized tax benefits will not impact the Company’s effective tax rate. The Company’s policy is to recognize interest and penalties related to income tax matters in income tax expense. For the years ended December 31, 2019, 2018 and 2017, the Company has not recognized any interest or penalties related to income taxes.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by the federal and state jurisdictions where applicable. There are currently no pending income tax examinations. The Company’s tax years for 2005 and forward are subject to examination by the federal and California tax authorities due to the carryforward of unutilized net operating losses (NOLs) and research and development credits.

9.	Collaboration and License Agreements

In December 2016, the Company entered into the Collaboration Agreement, pursuant to which the Company granted Novartis an exclusive option to collaborate with the Company to develop products containing emricasan. Pursuant to the Collaboration Agreement, the Company received a non-refundable upfront payment of $50.0 million from Novartis.

In May 2017, Novartis exercised its option under the Collaboration Agreement. In July 2017, the Company received a $7.0 million option exercise payment, at which time the license under the Collaboration Agreement became effective (the License Effective Date). The Company and Novartis entered into an amendment to the Collaboration Agreement, pursuant to which they mutually agreed to terminate the Collaboration Agreement in September 2019.

Under the Collaboration Agreement, the Company was eligible to receive up to an aggregate of $650.0 million in milestone payments over the term of the Collaboration Agreement, contingent on the achievement of certain development, regulatory and commercial milestones, as well as royalties or profit and loss sharing on future product sales in the United States, if any.

Novartis was to pay 50% of the Company’s Phase 2b and observational study costs pursuant to an agreed upon budget. Upon completion of the Phase 2b trials, Novartis would have assumed 100% of the observational study costs and full responsibility for emricasan’s Phase 3 development and all combination product development. Due to the termination of the Collaboration Agreement, the Company will not receive any future milestone, royalty or profit and loss sharing payments under the Collaboration Agreement.

F-A-19

Pursuant to the terms of termination of the Collaboration Agreement, the Company and Novartis continued to share the costs of the Phase 2b trials equally until December 31, 2019, and Novartis will pay up to $150,000 for its share of the costs of the Phase 2b trials, if any, in 2020. The Company accounted for the termination of the Collaboration Agreement as a contract modification of an existing contract as the remaining services are not distinct and, therefore, form part of a single performance obligation that is partially satisfied as of the contract modification date.

Concurrent with entry into the Collaboration Agreement, the Company entered into the Investment Agreement, whereby the Company was able to borrow up to $15.0 million at a rate of 6% per annum, under one or two notes, with a maturity date of December 31, 2019. On February 15, 2017, the Company issued the Novartis Note in the principal amount of $15.0 million pursuant to the Investment Agreement. The terms of the Novartis Note allowed the Company to convert the principal and accrued interest into the Company’s common stock at a conversion price equal to 120% of the 20-day trailing average closing price per share of the common stock immediately prior to the conversion date. On December 5, 2018, the Company, at its option, converted the entire outstanding principal of $15.0 million and accrued and unpaid interest of the Novartis Note into 2,882,519 shares of the Company’s common stock at a conversion price of $5.77 per share.

Under the Collaboration Agreement, there were two significant performance obligations: the license and the research and development services, but the license was not distinct from the research and development services as Novartis could not obtain value from the license without the research and development services, which the Company was uniquely able to perform. The Company concluded that progress towards completion of the performance obligations related to the Collaboration Agreement was best measured in an amount proportional to the collaboration expenses incurred and the total estimated collaboration expenses. The transaction price recognized as revenue under the Collaboration Agreement consisted of the upfront payment, option exercise fee, deemed revenue from the premium paid by Novartis under the Investment Agreement and estimated reimbursable research and development costs. Certain expenses directly related to execution of the Collaboration Agreement were capitalized as assets on the balance sheet and were expensed in a manner consistent with the methodology used for recognizing revenue. During the quarter ended June 30, 2019, as a result of the decision to discontinue the development of emricasan, the Company significantly reduced the transaction price and the total estimated reimbursable research and development expenses under the Collaboration Agreement. The net effect of these changes resulted in the recognition of a cumulative catch-up in revenue of $4.6 million, which was recorded as a change in estimate during the three months ended June 30, 2019.

A reconciliation of the opening and closing balances of deferred revenue related to the Collaboration Agreement, which represents the unrecognized balance of the transaction price, is as follows (in thousands):

Deferred Revenue
Balance at December 31, 2017	$26,691
Cumulative effect of adoption of accounting standard	1,299
Additions to deferred revenue	18,486
Revenue recognized	(33,586)

Balance at December 31, 2018	12,890
Additions to deferred revenue	8,826
Revenue recognized	(21,716)

Balance at December 31, 2019	$—

F-A-20

A reconciliation of the opening and closing balances of deferred costs related to execution of the Collaboration Agreement is as follows (in thousands):

Deferred Costs
Balance at December 31, 2017	$—
Cumulative effect of adoption of accounting standard	687
Costs recognized	(377)

Balance at December 31, 2018	310
Costs recognized	(310)

Balance at December 31, 2019	$—

10.	Employee Benefits

Effective December 4, 2006, the Company has a defined contribution 401(k) plan for its employees. Employees are eligible to participate in the plan beginning on the first day of employment. Under the terms of the plan, employees may make voluntary contributions as a percent of compensation. Effective January 1, 2007, the Company instituted a safe harbor matching contribution program. Contributions to the matching program totaled $192,000, $239,000 and $217,000 for the years ended December 31, 2019, 2018 and 2017, respectively.

11.	Commitments

Leases

The Company determines if an arrangement is a finance lease, operating lease or short-term lease at inception, or as applicable, and accounts for the arrangement under the relevant accounting literature. Currently, the Company is only party to a non-cancelable office space operating lease and short-term lease arrangements. Under the relevant guidance, the Company recognizes operating lease ROU assets and liabilities based on the present value of the future minimum lease payments over the lease term at the commencement date, using the Company’s assumed incremental borrowing rate of 12%, and amortizes the ROU assets and liabilities over the lease term. Lease expense for operating leases is recognized on a straight-line basis over the lease term. The Company’s short-term leases are not subject to recognition of an ROU asset or liability or straight-line lease expense requirements.

In February 2014, the Company entered into a noncancelable operating lease agreement (the Lease) for certain office space with a lease term from July 2014 through December 2019 and a renewal option for an additional five years. In May 2015, the Company entered into a first amendment to the Lease (the First Lease Amendment) for additional office space starting in September 2015 through September 2020. The First Lease Amendment also extended the term of the Lease to September 2020. The monthly base rent under the Lease and the First Lease Amendment increases approximately 3% annually from approximately $33,000 in 2015 to approximately $39,000 in 2020.

In December 2019, the Company agreed to sublet the office space, in two phases, under the Lease through September 30, 2020, the reminder of the lease term. As the amounts to be received under the sublease agreement were less than the Company’s remaining payment obligations under the Lease, an impairment loss of $50,000 was recorded on the ROU asset, representing the excess of the carrying value of the ROU asset over its fair value.

F-A-21

As of December 31, 2019, the Company’s ROU assets and liabilities related to the Lease and the First Lease Amendment are as follows (in thousands):

ROU assets (included in other assets)	$221

Current portion of lease liabilities	$338

Total lease liabilities	$338

The following table reconciles the undiscounted cash flows to the operating lease liabilities recorded in the balance sheet as of December 31, 2019 (in thousands):

Total lease payments	$351
Present value adjustment	(13)

Total lease liabilities	$338

Rent expense was as follows (in thousands):

	Year Ended December 31,
	2019	2018	2017
Operating lease	$378	$378	$378
Short-term leases	68	27	—

Total	$446	$405	$378

Other Commitments

In July 2010, the Company entered into a stock purchase agreement with Pfizer, pursuant to which the Company acquired all of the outstanding stock of Idun Pharmaceuticals, Inc., which was subsequently spun off to the Company’s stockholders in January 2013. Under the stock purchase agreement, the Company may be required to make payments to Pfizer totaling $18.0 million upon the achievement of specified regulatory milestones.

12.	Quarterly Financial Data (unaudited)

The following tables summarize the unaudited quarterly financial data for the last two fiscal years (in thousands, except per share data):

	2019
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$7,024	$10,791	$3,376	$526
Total operating expenses	11,974	11,619	6,759	3,371
Total other income	203	172	130	116
Net loss	(4,747)	(656)	(3,253)	(2,729)
Net loss per share, basic and diluted (1)	(0.14)	(0.02)	(0.10)	(0.08)

F-A-22

	2018
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$9,737	$8,774	$7,666	$7,409
Total operating expenses	14,794	13,331	12,324	11,414
Total other income	39	60	69	99
Net loss	(5,018)	(4,497)	(4,589)	(3,906)
Net loss per share, basic and diluted (1)	(0.17)	(0.15)	(0.15)	(0.13)

(1)

Net loss per share is computed independently for each quarter and the full year based upon respective shares outstanding; therefore, the sum of the quarterly net loss per share amounts may not equal the annual amounts reported.

13.	Restructuring Costs

In June 2019, the Company announced a restructuring plan that included reducing staff and suspending development of its inflammasome disease candidate, CTS-2090, in order to extend the Company’s resources. As a result, during the three months ended June 30, 2019, the Company recognized one-time employee severance expenses of $1.2 million, which were included in accounts payable and accrued expenses on the balance sheet, and noncash stock compensation expenses related to accelerated vesting of certain employee stock options of $0.3 million, both of which were recorded as operating expenses on the statement of operations and comprehensive loss.

In September 2019, the Company announced a second restructuring plan that included reducing additional staff. As a result, during the three months ended September 30, 2019, the Company recognized one-time employee severance expenses of $0.9 million, which were included in accounts payable and accrued expenses on the balance sheet, and noncash stock compensation expenses related to accelerated vesting of certain employee stock options of $0.3 million, both of which were recorded as operating expenses on the statement of operations and comprehensive loss.

At December 31, 2019, the remaining accrued severance liability totals approximately $0.1 million.

14.	Subsequent Events

On January 28, 2020, Conatus, Merger Sub, and Histogen, entered into a Merger Agreement, pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Histogen, with Histogen continuing as Conatus’ wholly owned subsidiary and the surviving corporation of the merger.

Consummation of the merger is subject to certain closing conditions, including, among other things, approval by Conatus’ and Histogen’s stockholders. Should the Merger Agreement be terminated prior to consummation, the Merger Agreement contains certain termination rights for both Conatus and Histogen, and further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $500,000, and in some circumstances reimburse the other party’s expenses up to a maximum of $350,000.

F-A-23

HISTOGEN INC.

F-B-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Histogen, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Histogen, Inc. (“Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations, convertible preferred stock and stockholders’ deficit and cash flows for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred recurring losses from operations and is dependent on future financings to fund operations. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plan regarding these matters is also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2015.

/s/ Mayer Hoffman McCann P.C.

San Diego, California

March 11, 2020

F-B-2

HISTOGEN, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 31,
	2019	2018
Assets
Current assets
Cash and cash equivalents	$2,065	$3,027
Restricted cash	10	10
Accounts receivable, net	110	250
Inventories	106	939
Prepaid and other current assets	167	11

Total current assets	2,458	4,237
Property and equipment, net	320	287
Right-of-use asset	95	—
Other assets	69	223

Total assets	$2,942	$4,747

Liabilities, convertible preferred stock and stockholders’ deficit
Current liabilities
Accounts payable	$808	$315
Accrued liabilities	446	666
Current portion of lease liabilities	108	—
Current portion of deferred revenue	19	1,545
Indemnification liability	—	239
Warrant liabilities	—	276

Total current liabilities	1,381	3,041
Noncurrent portion of deferred revenue	138	157
Other liabilities	321	386

Total liabilities	1,840	3,584

Commitments and contingencies (Note 16)
Convertible preferred stock, $0.001 par value, authorized shares – 73,000,000 at December 31, 2019 and 2018; issued and outstanding shares – 35,184,882 and 33,561,102 at December 31, 2019 and 2018, respectively; liquidation preference – $40,294 and $37,915 at December 31, 2019 and 2018, respectively	39,070	36,683
Stockholders’ deficit
Common stock, $0.001 par value; 105,000,000 shares authorized at December 31, 2019 and 2018; 23,311,656 and 22,954,293 shares issued and outstanding at December 31, 2019 and 2018, respectively	23	23
Additional paid-in capital	6,841	6,288
Accumulated deficit	(43,933)	(40,967)

Total Histogen, Inc. stockholders’ deficit	(37,069)	(34,656)
Noncontrolling interest	(899)	(864)

Total deficit	(37,968)	(35,520)

Total liabilities, convertible preferred stock and stockholders’ deficit	$2,942	$4,747

The accompanying notes are an integral part of these consolidated financial statements.

F-B-3

HISTOGEN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Years Ended December 31,
	2019	2018
Revenue
Product revenue	$3,415	$1,254
License revenue	7,519	19
Grant revenue	150	300
Professional services revenue	370	204

Total revenue	11,454	1,777

Operating expense
Cost of product revenue	1,893	561
Cost of professional services revenue	322	183
Research and development	6,345	3,490
General and administrative	6,212	3,184

Total operating expense	14,772	7,418

Loss from operations	(3,318)	(5,641)
Other income (expense)
Interest income (expense), net	42	(42)
Inducement expense	—	(375)
Change in fair value of indemnification liability	—	(57)
Change in fair value of warrant liabilities	276	(47)

Loss before income taxes	(3,000)	(6,162)
Income tax expense	1	1

Net loss	(3,001)	(6,163)

Loss attributable to noncontrolling interest	(35)	(38)

Net loss available to common stockholders	$(2,966)	$(6,125)

Net loss per share available to common stockholders, basic and diluted	$(0.13)	$(0.27)

Weighted-average number of common shares outstanding used to compute net loss per share, basic and diluted	23,234,436	22,771,508

The accompanying notes are an integral part of these consolidated financial statements.

F-B-4

HISTOGEN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CONVERTIBLE

PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Histogen, Inc. Stockholders’ Deficit	Non-controlling Interest	Total Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2017	29,226,935	$30,064	22,227,930	$22	$5,986	$(34,842)	$(28,834)	$(826)	$(29,660)
Issuance of Series B convertible preferred stock for note payable and accrued interest	2,592,000	4,005	—	—	—	—	—	—	—
Issuance of Series D convertible preferred stock	1,400,500	2,101	—	—	—	—	—	—	—
Issuance of Series D convertible preferred stock for clinical services	341,667	513	—	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	726,363	1	76	—	77	—	77
Purchase of subsidiary shares from noncontrolling interest	—	—	—	—	(100)	—	(100)	—	(100)
Stock-based compensation expense	—	—	—	—	326	—	326	—	326
Net loss	—	—	—	—	—	(6,125)	(6,125)	(38)	(6,163)

Balance at December 31, 2018	33,561,102	$36,683	22,954,293	$23	$6,288	$(40,967)	$(34,656)	$(864)	$(35,520)

Issuance of Series B convertible preferred stock for Lordship Indemnification	114,445	124	—	—	—	—	—	—	—
Issuance of common stock for Lordship Indemnification	—	—	152,594	—	115	—	115	—	115
Issuance of Series D convertible preferred stock, net of issuance costs	342,668	513	—	—	—	—	—	—	—
Issuance of Series D convertible preferred stock for PUR Settlement	1,166,667	1,750	—	—	—	—	—	—	—
Issuance of common stock upon net exercise of stock options	—	—	204,769	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	438	—	438	—	438
Net loss	—	—	—	—	—	(2,966)	(2,966)	(35)	(3,001)

Balance at December 31, 2019	35,184,882	$39,070	23,311,656	$23	$6,841	$(43,933)	$(37,069)	$(899)	$(37,968)

The accompanying notes are an integral part of these consolidated financial statements.

F-B-5

HISTOGEN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,
	2019	2018
Cash flows from operating activities
Net loss	$(3,001)	$(6,163)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	145	150
Loss on disposal of property and equipment	6	—
Stock-based compensation expense	438	326
Series D convertible preferred stock issued for PUR Settlement	1,750	—
Series D convertible preferred stock issued for clinical services	—	363
Inducement expense	—	375
Write-off of inventory	155	—
Change in fair value of indemnification liability	—	26
Change in fair value of warrant liabilities	(276)	47
Changes in operating assets and liabilities:
Accounts receivable	140	(179)
Inventories	678	(502)
Prepaid expenses and other current assets	(156)	8
Other assets	154	31
Accounts payable	493	(368)
Accrued liabilities	(196)	(360)
Right-of-use asset and lease liabilities, net	(76)	—
Deferred revenue	(1,545)	(313)
Other liabilities	—	(57)

Net cash used in operating activities	(1,291)	(6,616)

Cash flows from investing activities
Cash paid for property and equipment	(152)	(126)
Purchase of subsidiary shares from noncontrolling interest	—	(100)

Net cash used in investing activities	(152)	(226)

Cash flows from financing activities
Repayment of notes payable to related parties	(7)	(449)
Repayment of finance lease obligations	(25)	(30)
Proceeds from the issuance of Series D convertible preferred stock, net	513	2,101
Proceeds from exercise of stock options	—	67

Net cash provided by financing activities	481	1,689

Net decrease in cash, cash equivalents and restricted cash	(962)	(5,153)
Cash, cash equivalents and restricted cash, beginning of period	3,037	8,190

Cash, cash equivalents and restricted cash, end of period	$2,075	$3,037

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$2,065	$3,027
Restricted cash	10	10

Total cash, cash equivalents and restricted cash	$2,075	$3,037

Supplemental disclosure of cash flow information
Cash paid for interest	$7	$67

Cash paid for income taxes	$—	$—

Noncash investing and financing activities
Right-of-use asset obtained in exchange for operating lease liability	$619	$—

Right-of-use asset obtained in exchange for new finance lease liability	$40	$—

Issuance of Series B convertible preferred stock for Lordship Indemnification	$124	$—

Issuance of common stock for Lordship Indemnification	$115	$—

Issuance of Series B convertible preferred stock for note payable and accrued interest	$—	$4,005

Issuance of common stock for settlement of trade payables	$—	$10

The accompanying notes are an integral part of these consolidated financial statements.

F-B-6

HISTOGEN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Nature of Operations

Histogen, Inc. (“Histogen” or the “Company”) is a regenerative medicine company established as a Delaware Corporation in November 2007. The Company is focused on developing innovative products for aesthetic and therapeutic applications based upon the Company’s unique technology that utilizes proteins and growth factors produced by hypoxia-induced multipotent cells. Histogen has a rich portfolio of products derived from one core technology process that fulfills market needs without using embryonic stem cells or animal components. The Company’s products are all covered by patented technologies which focus on replacing and regenerating tissues in the body.

The Company’s lead drug candidate is a hair stimulating complex (“HSC”) intended to be a physician-administered therapeutic for alopecia (hair loss). Phase 1 and Phase 1/2 clinical trials of HSC have been completed outside the United States, with results that produced significant efficacy and a clear safety profile and margin. A Phase 1 clinical trial of HSC in the United States under a Federal Drug Administration (“FDA”) approved Investigational New Drug (“IND”) has been completed and reports filed with the FDA in 2019. In 2019, the Company established HST-001 as the program identifier for HSC development. The Company expanded its product pipeline in 2019 to include HST-002 (dermal filler) and HST-003 (knee cartilage) as its other lead development programs. The Company has also developed a non-prescription topical skin care ingredient that currently generates revenue from customers who formulate the ingredient into their skin care product lines.

The Company is subject to risks common to other life science companies in the early development stage including, but not limited to, uncertainty of product development and commercialization, lack of marketing and sales history, development by its competitors of new technological innovations, dependence on key personnel, market acceptance of products, product liability, protection of proprietary technology, ability to raise additional financing, and compliance with the Food and Drug Administration and other government regulations. If the Company does not successfully advance its technologies into and through human clinical trials, form partnerships for its programs or license-out its technology, and/or commercialize any of its product candidates, it may be unable to increase its value, generate product revenue, or achieve profitability.

Proposed Merger with Conatus

On January 28, 2020, Histogen entered into the Merger Agreement with Conatus Pharmaceuticals, Inc. (“Conatus”) and Merger Sub. Pursuant to the Merger Agreement, Merger Sub will be merged with and into Histogen, with Histogen continuing as a wholly-owned subsidiary of Conatus and the surviving corporation of the merger. The merger is expected to be accounted for as a reverse asset acquisition in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Histogen will be deemed to be the accounting acquirer for financial reporting purposes. This determination is supported based on the expectations that, immediately following the merger: (i) Histogen stockholders will own a substantial majority of the voting rights of the combined organization; (ii) Histogen will designate a majority (six of eight) of the initial members of the board of directors of the combined organization; and (iii) Histogen’s senior management will hold all key positions in senior management of the combined organization and no employees will be retained from Conatus. The merger is expected to be accounted for as a reverse asset acquisition as the fair value of the acquired preclinical assets is deemed to be substantially concentrated in a group of similar assets that do not meet the definition of a business. Accordingly, for accounting purposes: (i) the merger will be treated as the equivalent of Histogen issuing stock to acquire the net assets of Conatus, (ii) the net assets of Conatus will be recorded based upon the fair values in the financial statements at the time of closing, (iii) the reported historical operating results of the combined company prior to the merger will be those of Histogen and (iv) for periods prior to the merger, shareholders’ equity of the combined company is presented based on the historical equity structure of Conatus.

F-B-7

HISTOGEN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Consummation of the Merger is subject to certain closing conditions, including, among other things, approval by Histogen’s and Conatus’ stockholders. Should the Merger Agreement be terminated prior to consummation, the Merger Agreement contains certain termination rights for both Histogen and Conatus, and further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $500,000, and in some circumstances reimburse the other party’s expenses up to a maximum of $350,000.

Under the terms of the Merger Agreement, all of the Company’s outstanding common and preferred stock will be exchanged for common stock of Conatus and all outstanding options exercisable for common stock and warrants of the Company will be exchanged for options and warrants exercisable for common stock of Conatus.

2. Liquidity and Going Concern

From inception the Company has accumulated losses of $43.9 million and expects to incur operating losses and generate negative cash flows from operations for the foreseeable future. As of December 31, 2019, the Company had $2.1 million in cash and cash equivalents, which is not sufficient to sustain its operations through the second quarter of 2020.

The Company has not yet established ongoing sources of revenues sufficient to cover its operating costs and will need to continue to raise additional capital to support its future operating activities, including progression of its development programs, preparation for commercialization, and other operating costs. Management’s plans with regard to these matters include entering into a combination of additional debt or equity financing arrangements, government funding, strategic partnerships, collaboration and licensing arrangements, or other similar arrangements. There can be no assurance that the Company will be able to obtain additional financing on terms acceptable to the Company, on a timely basis or at all. Additionally, as stated in Note 1 – Organization and Nature of Operations, the Company has entered into a Merger Agreement with Conatus that, if consummated, will provide capital to support the Company’s operating activities beyond the second quarter of 2020. However, additional funding will be required for the Company to sustain operations beyond twelve months from the date the consolidated financial statements were available to be issued as the Company expects an increase in cash outflows as compared to its historical spend for its planned clinical trial activities over the next twelve months.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. Based on the above, there is substantial doubt about the Company’s ability to continue as a going concern within one year from the date the consolidated financial statements are available to be issued. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

3. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its controlled subsidiaries and have been prepared in accordance with U.S. GAAP. All intercompany balances and transactions have been eliminated upon consolidation.

The Company acquired Centro De Investigacion de Medicina Regenerativa, S.A. de C.V. (“CIMRESA”), a company in Mexico, during 2018 to facilitate a potential clinical development program for HSC. This is a wholly-owned subsidiary intended to pursue registration with the COFEPRIS (Mexico equivalent to FDA). CIMRESA has no operational or financial activity for the years ended December 31, 2019 and 2018.

F-B-8

HISTOGEN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company holds an interest in Adaptive Biologix, Inc. (“AB”, formerly Histogen Oncology, LLC). AB was formed to develop and market applications for the treatment of cancer. The Company consolidates AB into its consolidated financial statements.

Joint Venture and Variable Interest Entities

The Company determined that AB is a variable interest entity (“VIE”) and that Histogen is its primary beneficiary. The Company holds greater than 50% of the shares and has the authority to manage the business and affairs of the VIE. AB’s other shareholder does not have a controlling interest.

On January 12, 2018, AB was converted into a traditional C corporation, a Delaware corporation, under a Plan of Conversion agreement between the Company and the other member of the limited liability company, Wylde, LLC (“Wylde”). The entity structure change eliminated some of the special rights Wylde had under the LLC charter and gave the Company more control over the voting rights under the new corporate structure. The Plan of Conversion called for 3,800,000 common stock shares of AB to be issued to the Company and Wylde in proportion to their interest in the LLC immediately before the agreement was executed. Contemporaneously, the Company offered to purchase, and Wylde agreed to sell, 100,000 of the AB common shares for $1.00 per share for a total price of $100 thousand. The completion of this transaction among the stockholders of AB resulted in Histogen owning 2,600,000 common shares or approximately 68%.

A VIE is typically an entity for which the Company has less than a 100% equity interest but controls the decision making over the business and affairs of the entity, directs the decisions driving the economic performance of such entity and participates in the profit and losses of such an entity. The Company weighed both quantitative and qualitative information about the different risks and reward characteristics of each entity and the significance of that entity to the consolidating group in the aggregate.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation. These reclassifications had no effect on previously reported net loss, Stockholders’ deficit or cash flows from operating activities.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and the disclosure of contingent assets and liabilities and contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the years presented. Management believes that these estimates and assumptions are reasonable, however, actual results may differ and could have a material effect on future results of operations and financial position.

Significant estimates and assumptions include the allowance for doubtful accounts, useful lives of property and equipment, unrecognized tax benefits, potential reserves for excess or obsolete inventory, the fair value of warrant and indemnification liabilities, the fair value of the Company’s common stock, stock-based compensation, and best estimate of selling price of revenue deliverables. Actual results may materially differ from those estimates.

F-B-9

HISTOGEN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Segment Reporting

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker, the Chief Executive Officer, in making decisions regarding resource allocation and assessing performance. The Company views its operations and manages its business as one operating segment.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments purchased with an original maturity date of ninety days or less to be cash equivalents. Cash and cash equivalents include cash in readily available checking, money market accounts and brokerage accounts. Restricted cash consists of cash held as collateral for the issuer of its credit card accounts.

Concentrations

Credit Risk

The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant risk on its cash balances due to the financial position of the depository institutions in which those deposits are held.

Customer Risk

For the years ended December 31, 2019 and 2018, one customer accounted for revenues of approximately $10.5 million, or 91% of total revenue, and $860 thousand, or 48% of total revenue, respectively. The accounts receivable balance of the customer was approximately $11 thousand and $21 thousand as of December 31, 2019 and 2018, respectively.

Accounts Receivable

Accounts receivable are generally due within 30 days and are recorded net of the allowance for doubtful accounts. The allowance is based on an analysis of historical bad debt, current receivables aging and expected future write-offs of uncollectible accounts, as well as an assessment of specific identifiable accounts considered at risk or uncollectible. Additions to the allowance for doubtful accounts include provisions for bad debt and deductions from the allowance for doubtful accounts include customer write-offs. Allowance for doubtful accounts was $0 and approximately $22 thousand as of December 31, 2019 and 2018, respectively.

Inventories

Inventories, consisting of raw materials, work in process, and finished goods, are valued at the lower of cost (first-in, first-out method) or net realizable value. The Company writes down excess and obsolete inventory to its estimated net realizable value based on management’s review of inventories on hand compared to estimated future usage and sales, shelf-life and assumptions about the likelihood of obsolescence. The cost components of work in process and finished goods inventories include raw materials, direct labor and an allocation of a portion of the Company’s overhead.

F-B-10

HISTOGEN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Property and Equipment

Property and equipment are reported net of accumulated depreciation and amortization and are comprised of office furniture and equipment, lab and manufacturing equipment, and leasehold improvements. Ordinary maintenance and repairs are charged to expense, while expenditures that extend the physical or economic life of the assets are capitalized. Furniture and all equipment are depreciated over their estimated economic lives, or five years, using the straight-line method. Leasehold improvements are amortized over their estimated useful lives and limited by the remaining term of the building lease, using the straight-line method.

Valuation of Long-Lived Assets

Long-lived assets to be held and used, including property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company has not recognized any impairment to long-lived assets through December 31, 2019.

Warrant Liabilities for Convertible Preferred Stock

The Company accounts for freestanding warrant instruments that either conditionally or unconditionally obligate the issuer to transfer redeemable stock as liabilities regardless of the timing of the redemption feature or price, even though the underlying shares may be classified as permanent or temporary equity. Since the Company’s convertible preferred stock is contingently redeemable, the warrants to purchase shares of convertible preferred stock are accounted for as liabilities. The Company estimates the fair values of the warrants using the Black-Scholes option pricing model. The liabilities for warrants to purchase the convertible preferred stock is remeasured at each balance sheet date with changes to fair value being recognized as a component of other income (expense) in the consolidated statements of operations.

As of December 31, 2019, the warrant liabilities for convertible preferred stock expired unexercised and are no longer outstanding.

Indemnification Liability

The Company estimates the fair value of the indemnification liability using the fair value of the Series B preferred stock and the estimated fair value of the Company’s common stock price at the end of each period. Any resulting increase or decrease in estimated fair value is recorded as a component of other income (expense) in the consolidated statements of operations.

In January 2019, the indemnification liability was settled. See Note 20 – Related Parties for further information.

Fair Value Measurements

ASC 820, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

•	Level 1 — Observable inputs such as quoted price (unadjusted) for identical instruments in active markets.

F-B-11

HISTOGEN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

•

Level 2 — Observable inputs such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or model derived valuations whose significant inputs are observable.

•	Level 3 — Unobservable inputs that reflect the reporting entity’s own assumptions.

As of December 31, 2019, the Company did not have any assets or liabilities measured at fair value on its consolidated balance sheet. The following table presents the Company’s fair value hierarchy for its liabilities measured at fair value as of December 31, 2018 (in thousands):

		Fair Value Measurements at Reporting Date Using
	December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Indemnification liability	$239	$—	$—	$239
Warrant liabilities	276	—	—	276

Total fair value	$515	$—	$—	$515

The change in the liabilities measured at fair value using Level 3 unobservable inputs is as follows (in thousands):

	Indemnification liability	Warrant liabilities
Balance at December 31, 2017	$—	$229
Issuance	182	—
Change in fair value	57	47

Balance at December 31, 2018	$239	$276
Change in fair value	—	(276)
Settlement	(239)	—

Balance at December 31, 2019	$—	$—

The following inputs were used in determining the fair value of the indemnification and warrant liabilities valued using the Black-Scholes-Merton option pricing model:

December 31, 2018
Expected volatility	59.0%
Risk-free interest rate	2.6%
Expected term (in years)	1.0
Expected dividend yield	0.0%

Convertible Preferred Stock

Convertible preferred stock subject to mandatory redemption is classified as a liability and measured at fair value and is included as a component of other liabilities in the accompanying consolidated balance sheets. See Note 11 – Forward Purchase Contract for further information.

F-B-12

HISTOGEN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Convertible preferred stock that is conditionally redeemable (including preferred stock that has redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity.

Comprehensive Loss

The Company is required to report all components of comprehensive loss, including net loss, in the consolidated financial statements in the period in which they are recognized. Comprehensive loss is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources, including unrealized gains and losses on investments and foreign currency translation adjustments. Net loss and comprehensive loss were the same for the years ended December 31, 2019 and 2018.

Revenue Recognition

Product and License Revenue

The Company records revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”), which was adopted on January 1, 2018, using the modified retrospective method. Under the new standard, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration expected to be received in exchange for those goods or services. A five-step model is used to achieve the core principle: (1) identify the customer contract, (2) identify the contract’s performance obligations, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations and (5) recognize revenue when or as a performance obligation is satisfied. The Company applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Shipping charges billed to customers are included in product revenue and the related shipping costs are included in cost of product revenue. The Company applies the revenue recognition standard, including the use of any practical expedients, consistently to contracts with similar characteristics and in similar circumstances. See Note 10 – Revenue for further information.

Grant Revenue

In March 2017, the National Science Foundation (“NSF”), a government agency, awarded the Company a research and development grant to develop a novel wound dressing for infection control and tissue regeneration. The Company has concluded this government grant is not within the scope of ASC 606, as government entities generally do not meet the definition of a “customer” as defined by ASC 606. Payments received under the grant are considered conditional, non-exchange contributions under the scope of ASC 958-605, Not-for-Profit Entities – Revenue Recognition, and are recorded as revenue in the period in which such conditions are satisfied. In reaching the determination that such payments should be recorded as revenue, management considered a number of factors, including whether the Company is a principal under the arrangement, and whether the arrangement is significant to, and part of, the Company’s ongoing operations.

Professional Services Revenue

The Company recognizes revenue for professional services which are based upon negotiated rates with the counterparty. Professional services fees are recognized as revenue over time when the underlying services are performed, in accordance with ASC 606, and none of the revenue recognized to date is refundable.

F-B-13

HISTOGEN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Cost of Product Revenue

Cost of product revenue represents direct and indirect costs incurred to bring the product to saleable condition, including write-offs of inventory.

Cost of Professional Services Revenue

Cost of professional services revenue represents the Company’s costs for full-time employee equivalents (“FTE”) and actual out-of-pocket costs.

Research and Development Expenses

All research and development costs are charged to expense as incurred. Research and development expenses primarily include (i) payroll and related costs associated with research and development performed, (ii) costs related to clinical and preclinical testing of the Company’s technologies under development, and (iii) other research and development including allocations of facility costs.

Acquired In-Process Research and Development Expense

The Company has acquired and may continue to acquire the rights to drug candidates in various stages of development. The up-front payments to acquire a drug candidate are immediately expensed as acquired in-process research and development, provided that the drug candidate has not obtained regulatory approval for marketing and, absent obtaining such approval, have no alternative future use.

Patent Costs

The Company expenses all costs as incurred in connection with patent applications (including direct application fees, and the legal and consulting expenses related to making such applications) and such costs are included in general and administrative expenses in the accompanying consolidated statements of operations.

General and Administrative Expenses

General and administrative expenses represent personnel costs for employees involved in general corporate functions, including finance, accounting, legal and human resources, among others. Additional costs included in general and administrative expenses consist of professional fees for legal (including patent costs), audit and other consulting services, travel and entertainment, charitable contributions, recruiting, allocated facility and general information technology costs, depreciation and amortization, and other general corporate overhead expenses.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income taxes are recorded for temporary differences between consolidated financial statement carrying amounts and the tax basis of assets and liabilities. Deferred tax assets and liabilities reflect the tax rates expected to be in effect for the years in which the differences are expected to reverse. A valuation allowance is provided if it is more likely than not that some or all the deferred tax assets will not be realized.

The Company also follows the provisions of accounting for uncertainty in income taxes which prescribes a model for the recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, disclosure and transition.

F-B-14

HISTOGEN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company’s policy is to recognize interest or penalties related to income tax matters in income tax expense. Interest and penalties related to income tax matters were not material for the periods presented.

Net Loss Per Share

Basic net loss per common share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period, without consideration for potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common shares and potentially dilutive securities outstanding for the period. The calculation for net loss per share gives effect to the dilutive securities under the treasury stock method. For the years ended December 31, 2019 and 2018, there is no difference in the number of shares used to compute basic and diluted net loss per share due to the Company’s net loss position.

The following table sets forth potentially dilutive shares that have been excluded from the calculation of net loss per share because of their anti-dilutive effect:

	Years Ended December 31,
	2019	2018
Common stock options issued and outstanding	9,497,923	6,150,000
Shares issuable upon conversion of convertible preferred stock	35,184,882	33,561,102
Warrants to purchase common stock	25,000	25,000
Warrants to purchase convertible preferred stock	—	950,000

Total anti-dilutive shares	44,707,805	40,686,102

Common Stock Valuations

The Company is required to periodically estimate the fair value of common stock when issuing stock options and computing its estimated stock-based compensation expense. The fair value of common stock was determined on a periodic basis, with the assistance of an independent third-party valuation expert. The assumptions underlying these valuations represented management’s best estimates, which involved inherent uncertainties and the application of significant levels of management judgment.

The fair value of the common stock underlying the Company’s stock options was estimated at each grant date. The Company’s Board of Directors intended all options granted to be exercisable at a price per share not less than the estimated per share fair value of common stock underlying those options on the date of grant.

In order to determine the fair value, the Company considered, among other things, contemporaneous valuations of the Company’s common stock, the Company’s business, financial condition and results of operations, including related industry trends affecting its operations; the likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or sale, given prevailing market conditions; the lack of marketability of the Company’s common stock; the market performance of comparable publicly traded companies; and U.S. and global economic and capital market conditions.

Stock-Based Compensation

Pursuant to ASC 718, Stock Compensation, the Company accounts for stock-based compensation with employees and directors by estimating the fair value on the date of grant and recognizing compensation expense over the requisite service period on a straight-line basis. The Company recognizes forfeitures related to stock-based compensation as they occur.

F-B-15

HISTOGEN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company estimates the fair value of stock option awards to employees, directors and non-employees using the Black-Scholes option pricing model, which requires the input of highly subjective assumptions, including (a) the risk-free interest rate, (b) the expected stock volatility, (c) the expected term of the award, and (d) the expected dividend yield. Due to the lack of an adequate history of a public market for the trading of the Company’s common stock and a lack of adequate company-specific historical and implied volatility data, volatility has been estimated and based on the historical volatility of a group of similar companies that are publicly traded. For these analyses, the Company has selected companies with comparable characteristics, including enterprise value, risk profiles, and position within the industry, and with historical share price information sufficient to meet the expected life of the stock-based awards. The Company has estimated the expected life of employee stock options using the “simplified” method, whereby the expected life equals the average of the vesting term and the original contractual term of the option. The expected life of non-employee stock options has been estimated based on the contractual term of the option. The risk-free interest rates for periods within the expected life of the option are based on the yields of zero-coupon U.S. treasury securities.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) or other standard setting bodies that are adopted by the Company as of the specified effective date.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments Credit Losses (Topic 326): Measurements of Credit Losses on Financial Instruments, which changes the impairment model for most financial assets and certain other instruments. For trade receivables and other instruments, entities will be required to use a new forward-looking expected loss model that generally will result in the earlier recognition of allowances for losses. For available-for-sale debt securities with unrealized losses, the losses will be recognized as allowances rather than as reductions in the amortized cost of the securities. This guidance is effective for annual periods beginning after December 15, 2019, and interim periods within those periods, with early adoption permitted. The Company adopted ASU 2016-13 on January 1, 2020, which did not result in a material impact to its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value, which modifies the disclosures for transfers between Level 1 and Level 2 of the fair value hierarchy, modifies the Level 3 disclosure requirements for non-public entities and requires additional disclosure for Level 3 fair value hierarchy. The amendment is effective for annual periods beginning after December 15, 2019, and interim periods within those periods, with early adoption permitted. The Company adopted ASU 2018-13 on January 1, 2020, which did not result in a material impact to its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. The pronouncement is effective for annual periods beginning after December 15, 2020, and interim periods within those periods, with early adoption permitted. The Company is in the process of determining the impact the adoption will have on its consolidated financial statements and whether to early adopt the new guidance.

In January 2020, the FASB issued ASU 2020-01, Investments – Equity Securities (Topic 321), Investments – Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) – Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the Emerging Issues Task Force), which clarifies the interaction of the accounting for equity securities, investments accounted for under the equity method, and certain forward contracts and purchased options. This update is effective for annual periods beginning after December 15, 2020, and interim periods within those periods, with early adoption permitted. The Company is in the process of determining the impact the adoption will have on its consolidated financial statements and whether to early adopt the new guidance.

F-B-16

HISTOGEN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right of use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Topic 842 supersedes the previous leases standard Topic 840, Leases. In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements, which provides a new transition option in which an entity initially applies ASU 2016-02 at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The standard is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company adopted this standard on January 1, 2019 using the modified retrospective approach. The adoption of this standard did not result in a cumulative effect adjustment to retained earnings. The Company elected the “package of practical expedients,” which permits the Company to not reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. The Company did not elect the practical expedient for the use-of-hindsight in determining the lease term of its leases. See Note 9 – Leases for further information.

4. Inventories

Inventories consisted of the following components (in thousands):

	December 31,
	2019	2018
Raw materials	$106	$98
Work in process	—	841
Finished goods	—	—

Inventories	$106	$939

During the year ended December 31, 2019, the Company recorded a write-off of inventory totaling $155 thousand in connection with the termination of its supply agreement with Edge Systems LLC. See Note 10 – Revenue for further information. This amount was reported as a component of cost of product revenues in the accompanying consolidated statements of operations.

5. Property and Equipment

Property and equipment consisted of the following (in thousands):

	Years Ended December 31,
	2019	2018
Leasehold improvements	$845	$840
Lab and manufacturing equipment	1,231	1,084
Office furniture and equipment	157	131

Total	2,233	2,055
Less: accumulated depreciation and amortization	(1,913)	(1,768)

Property and equipment, net	$320	$287

F-B-17

HISTOGEN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Depreciation and amortization expense were approximately $145 thousand and $150 thousand for the years ended December 31, 2019 and 2018, respectively.

6. Investment in PUR

As of December 31, 2018, the Company held less than a 50% interest in an investment in non-marketable equity instruments of a private company, PUR Biologics, LLC (“PUR”). PUR was formed to develop and market applications along with products in the surgical/orthopedic and device markets. The Company’s investment in PUR provided the Company with significant influence, but not control, over the investee and had a carrying value of $0 on the consolidated balance sheets as of December 31, 2018. Further, as the Company had no obligation to absorb losses or liabilities of the investee or contribute assets to the investee, no earnings or losses were reported in its consolidated statements of operations for the year ended December 31, 2018.

In April 2019, the Company entered into a Settlement, Release and Termination Agreement with PUR and its members (“PUR Settlement”) which terminated the License, Supply and Operating Agreements between Histogen and PUR, eliminated Histogen’s membership interest in PUR and returned all in-process research and development assets to Histogen (the “Development Assets”). The agreement also provided indemnifications and complete releases by and among the parties. The acquisition of the Development Assets was accounted for as an asset acquisition in accordance with ASC 805-50-50, Acquisition of Assets Rather than a Business.

As consideration for the reacquisition of the Development Assets, Histogen compensated PUR with both equity and cash components, including 1,166,667 shares of Series D convertible preferred stock with a fair value of $1.75 million and a potential cash payout of up to $6.25 million (the “Cap Amount”). The Company paid PUR $500 thousand in upfront cash, forgave approximately $22 thousand of accounts receivable owed by PUR to the Company, and settled an outstanding payable of PUR of approximately $23 thousand owed to a third-party. The Company is also obligated to make milestone and royalty payments, including (a) a $400 thousand upon the unconditional acceptance and approval of a New Drug Application or Pre-Market Approval Application by the US FDA related to the Development Assets, (b) a $400 thousand commercialization milestone upon reaching gross sales (by the Company or licensee) of the $500 thousand of products incorporating the Development Assets, and (c) a five percent (5%) royalty on net revenues collected by Histogen from commercial sales (by the Company or licensee) of products incorporating the Development Assets. The aforementioned cash payments, along with any future milestone and royalty payments, are all applied against the Cap Amount. In accordance with ASC 450, Contingencies, amounts for the milestone and royalty payments will be recognized when it is probable that the related contingent liability has been incurred and the amount owed is reasonably estimated. No amounts for the milestone and royalty payments have been recorded during the years ended December 31, 2019 and 2018.

For the acquisition of the Development Assets, the Company recognized approximately $2.27 million in research and development expense (including the cash payments of $523 thousand and Series D preferred stock issuance of $1.75 million) on the consolidated statement of operations for the year ended December 31, 2019.

F-B-18

HISTOGEN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7. Balance Sheet Details

Accrued liabilities consist of the following (in thousands):

	December 31, 2019	December 31, 2018
Current portion of notes payable – related party	$—	$7
Accrued interest – related party	—	2
Current portion of finance lease liabilities	6	25
Accrued compensation	182	86
Other	258	546

Total	$446	$666

Other liabilities consist of the following (in thousands):

	December 31, 2019	December 31, 2018
Noncurrent portion of finance lease liabilities	$31	$7
Forward purchase contract	290	290
Noncurrent portion of deferred rent	—	89

Total	$321	$386

8. Notes Payable – Related Parties

Lordship

On December 7, 2015, Lordship Ventures Histogen Holdings LLC (“Lordship”) made a $25 thousand advance to the Company that was later formalized into a note on February 15, 2016. Additional advances made by Lordship in early 2016 in the amounts of $25 thousand and $50 thousand were formalized into notes dated March 20, 2016 and April 21, 2016, respectively. The Lordship notes carried an interest rate of 10% per annum and both the principal and accrued interest were due the earlier of (i) the completion by Histogen of a transaction in which it raises a minimum of $3 million of equity capital or (ii) December 31, 2017. In connection with the notes, the Company also issued warrants on February 15, 2016, March 20, 2016 and April 21, 2016 to Lordship for the right to purchase 50,000, 50,000 and 100,000 shares of Series D convertible preferred stock, respectively, as additional consideration. The strike price of all three Lordship warrants were at $1.50 per share and expired unexercised on December 31, 2018.

Since the Lordship warrants were issued in conjunction with the Lordship notes, the value of the warrants creates a discount against the face value amounts of the notes. The fair value of the warrants was determined to be approximately $4 thousand for the February 15 warrants, approximately $5 thousand for the March 20 warrants and approximately $10 thousand for the April 21 warrants, respectively, using the Black-Scholes option pricing model. The discounts on the carrying value of the notes have been amortized over the life of each of the notes using the effective interest method.

On August 10, 2016, in conjunction with the Huapont investment transaction, the Lordship notes were modified through the Conversion, Termination and Release Agreement (“CTRA”) as of that date. The CTRA called for the extension of the due date of the two remaining outstanding Lordship notes to July 25, 2018. With these modifications it was determined that the present value of the cash flows of the original Lordship notes had changed by more than 10% and in accordance with ASC 470, Debt, was treated as an early extinguishment of the notes as of August 10, 2016.

F-B-19

HISTOGEN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

During the year ended December 31, 2018, the final payment was made to extinguish the notes and accrued interest thereby relieving Histogen of its obligation.

Employees

On January 14, 2016, Dr. Naughton advanced approximately $7 thousand to AB as an operations bridge loan. The loan calls for interest to be accrued at 10% per annum but has not been formalized. During the year ended December 31, 2019, the final payment was made to extinguish the note payable to Dr. Naughton thereby relieving Histogen of its obligation.

The Company had amounts outstanding with various employees for deferred compensation. On October 31, 2016 certain employees, including Dr. Naughton, entered into compensation deferral agreements whereby employee promissory notes were issued by the Company for the outstanding amounts as of that date. These notes called for simple interest to accrue as of October 31, 2016 at 5% per annum with a due date of December 31, 2018. During the year ended December 31, 2018, the final payment was made to extinguish the promissory notes and accrued interest thereby relieving the Company of its obligation.

Series B Convertible Notes

The Company entered into Series B Senior Secured Convertible Notes payable on demand between May 19 and December 13, 2012 (the “period”). Over the course of this period, in tranches ranging from $11 thousand to $400 thousand, Lordship advanced approximately $2.6 million with a 10% interest rate per annum, convertible into Series B convertible preferred stock at $1.00 per share at the option of the holder. In a later agreement dated November 19, 2012, each of the smaller notes were swept up into a larger omnibus note totaling approximately $2.6 million. These notes were secured by the patent and intellectual property portfolios of the Company. On August 10, 2016, in connection with the Huapont investment transaction through the CTRA, the “on demand” terms were changed to a due date of February 1, 2018.

On February 1, 2018, pursuant to the First Amendment to the CTRA, the Company and Lordship agreed to have their Series B Senior Secured Convertible Notes outstanding converted into Series B convertible preferred stock at $1.00 per share. Under this amendment, the definition of the trigger amount was changed, for which a $375 thousand payment was made to Lordship. The payment was classified as an inducement expense as a component of other income (expense) in the consolidated statements of operations. Pursuant to the change of the definition, the Series B Senior Secured Convertible Notes were converted to Series B convertible preferred stock, all accumulated accrued interest as of February 1, 2018 of approximately $1.4 million was forgiven, and the lien on the Company’s patent and intellectual property portfolios securing the notes was removed. The principal and the interest forgiven were recognized as a capital contribution upon conversion.

9. Leases

As described above in Note 3 – Recently Adopted Accounting Pronouncements, the Company adopted Topic 842 as of January 1, 2019. Prior period amounts have not been adjusted and continue to be reported in accordance with the Company’s historic accounting under Topic 840.

The Company leases office space and office equipment which are classified as an operating lease and finance lease, respectively. The office space lease is subject to additional variable charges for common area maintenance and other variable costs. As of December 31, 2019, the weighted-average remaining term of the Company’s operating and finance leases was 0.2 years and 4.5 years, respectively.

F-B-20

HISTOGEN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of future minimum lease payments over the lease term. The discount rate used to determine the present value of the lease payments is the rate implicit in the lease unless that rate cannot be readily determined, in which case, the Company utilizes its incremental borrowing rate in determining the present value of the future minimum lease payments. The incremental borrowing rate is equal to the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. On January 1, 2019, the Company recognized an initial right-of-use asset and lease liability of $619 thousand and $707 thousand, respectively, related to the Company’s office space. As of December 31, 2019, the weighted-average discount rate of the Company’s operating and finance lease were 12.0% and 10.0%, respectively.

The Company’s office space includes an option to extend the lease for one five-year term. This option was not included in the determination of the right-of-use asset or corresponding lease liability as the Company did not consider it reasonably certain that it would exercise such option.

The Company does not record leases with an initial term of 12 months or less on the balance sheet. Expense for these short-term leases is recognized on a straight-line basis over the lease term. The Company has elected the practical expedient to combine lease and nonlease components into a single component for all classes of underlying assets.

The Company’s lease assets and lease liabilities were as follows (in thousands):

	Balance Sheet Classification	December 31, 2019
Assets		$
Operating lease	Right-of-use asset		95
Finance leases	Property and equipment, net		37

Total lease assets			$132

Liabilities
Current
Operating lease liability	Current portion of lease liability		$108
Finance lease liabilities	Accrued liabilities		6

Total current liabilities			114
Noncurrent
Operating lease liability	Noncurrent portion of lease liability		—
Finance lease liabilities	Other liabilities		31

Total noncurrent liabilities			31

Total lease liabilities			$145

F-B-21

HISTOGEN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The components of lease expense were as follows (in thousands):

	Statement of Operations Classification	Year Ended December 31, 2019
Operating lease cost:
	Cost of product revenue	$165
	Research and development	245
	General and administrative	160

Total operating lease cost		$570

Finance lease cost:
Amortization of right-of-use assets	Property and equipment, net	25
Interest on lease liabilities	Interest expense	5

Total finance lease cost		$30

Future minimum payments of lease liabilities were as follows (in thousands):

	Operating Lease	Finance Leases
2020	$108	$10
2021	—	10
2022	—	10
2023	—	10
2024	—	6

Total minimum lease payments	108	46
Less: imputed interest	—	(9)

Total future minimum lease payments	108	37
Less: current obligations under leases	(108)	(6)

Noncurrent lease obligations	$—	$31

Supplemental cash flow information related to leases were as follows (in thousands):

Year Ended December 31, 2019
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating lease	$570
Operating cash flows from finance leases	5
Financing cash flows from finance leases	25
Right-of-use asset obtained in exchange for operating lease liability	619
Right-of-use asset obtained in exchange for new finance lease liability	$40

10. Revenue

Edge Systems License and Supply Agreement

In 2014, the Company entered into a license and supply agreement (the “Edge Agreement”), amended May 17, 2018, with Edge Systems LLC (“Edge”) to incorporate Histogen’s Cell Conditioned Media (“CCM”) skin care ingredient into Edge’s cosmetic products. The quantities to be delivered by the Company to Edge under the agreement were variable and the price per unit of CCM supplied to Edge was fixed with no variable

F-B-22

HISTOGEN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

consideration. Product returns to date have not been significant and the Company has not considered it necessary to record a reserve for product returns. The Company’s product revenues are recognized at a point in time when the underlying product is delivered to the customer which is when the customer obtains control of the product. During the years ended December 31, 2019 and 2018, the Company recognized $855 thousand and $618 thousand, respectively, in product revenue under this arrangement. The Company terminated its supply agreement with Edge in October 2019 and has no further commitments under the arrangement.

Allergan License Agreements

In 2017, the Company entered into a series of agreements (collectively, the “2017 Allergan Agreement”) which ultimately transferred Suneva Medical, Inc.’s license and supply rights of Histogen’s CCM skin care ingredient in the medical aesthetics market to Allergan Sales LLC (“Allergan”) and granted Allergan an exclusive, royalty-free, perpetual, irrevocable, non-terminable and transferable license, including the right to sublicense to third parties, to use the Company’s CCM skin care ingredient in the medical aesthetics market. In consideration for the execution of the agreements, Histogen received a cash payment of $11.0 million and a potential additional payment of $5.5 million if Allergan’s net sales of products containing the Company’s CCM skin care ingredient exceeds $60.0 million in any calendar year through December 31, 2027.

In connection with the Company’s adoption of ASC 606, Revenue from Contracts with Customers, on January 1, 2018, the Company evaluated the 2017 Allergan Agreement and identified the following performance obligations that it deemed to be distinct at the inception of the contract:

1.	License of rights to use, manufacture and sell products containing the Company’s CCM skin care ingredient through the medical aesthetics market (Field of Use) worldwide (Territory) (“CCM License”);

2.	Supply of CCM (“Supply of CCM to Allergan”); and

3.	Potential future improvements made to the CCM skin care ingredients (“Potential Future Improvements”).

The Company considers the CCM License as functional intellectual property as Allergan has the right to utilize the Company’s CCM skin care ingredient and that ingredient is functional to Allergan at the time the Company transferred the license.

The Company determined the transaction price at inception of the Allergan License Agreement and allocated the transaction price to the various performance obligations using the standalone selling price which is comparable to the relative selling price methodology used in the original accounting treatment for the transaction.

The entire amount of revenue allocated to the CCM License was recognized upon transfer of the license to Allergan in 2017.

As for the Supply of CCM to Allergan, the Company initially deferred $1.8 million of revenue allocated to this performance obligation which is being recognized at the point in time in which deliveries are completed. Product revenue related to the Supply of CCM to Allergan of approximately $2.6 million and $636 thousand, including recognition of revenue from deferred revenue of $1.5 million and $292 thousand, was recognized during the years ended December 31, 2019 and 2018, respectively. Further, as of December 31, 2019 and 2018, the Company had deferred revenue related to the Supply of CCM to Allergan of $0 and $1.5 million, respectively.

F-B-23

HISTOGEN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As for the potential future improvements to the CCM skin care ingredients, the Company initially deferred $199 thousand of revenue allocated to this performance obligation which is being recognized on a straight-line basis over a period of 123 months through the expiration of the related patents. Revenue of approximately $19 thousand was recognized during the years ended December 31, 2019 and 2018, respectively, related to the Potential Future Improvements. As of December 31, 2019 and 2018, the Company’s deferred revenue related to the Potential Future Improvements was $157 thousand and $177 thousand, respectively.

The potential milestone payment was determined to be contingent on future events that are not deemed probable of occurring at this time; therefore, no revenue related to the potential milestone has been recognized or deferred in the periods presented.

In March 2019, Histogen entered into a separate agreement with Allergan (the “2019 Allergan Amendment”) to further amend the 2017 Allergan Agreement in exchange for a one-time payment of $7.5 million to the Company. The agreement broadened Allergan’s license rights, expanding Allergan’s access to certain sales channels where its products incorporating the CCM ingredient can be sold. Specifically, the license was broadened to provide Allergan the exclusive right to sell through the “Amazon Professional” website, or any website or digital platform owned or licensed by Allergan or under the Allergan brand name, and non-exclusive rights to sell on other websites and through brick-and-mortar medical spas and wellness centers (excluding websites and brick-and-mortar stores of luxury brands).

The Company evaluated the 2019 Allergan Amendment under ASC 606 and concluded that Allergan continues to be a customer and that the expanded license is distinct from the 2017 Allergan Agreement. The Company determined the expanded license under the 2019 Allergan Amendment to be functional intellectual property as Allergan has the right to utilize the Company’s CCM skin care ingredient, and that ingredient is functional to Allergan at the time the Company transferred the expanded license.

The standalone selling price of the expanded license was not readily observable since the Company has not yet established a price for this expanded license and the expanded license has not been sold on a standalone basis to any customer. The Company accounted for the 2019 Allergan Amendment as a modification to the 2017 Allergan Agreement. The contract modification was accounted for as if the 2017 Allergan Agreement had been terminated and the new contract included the expanded license as well as the remaining performance obligations related to the Supply of CCM to Allergan and Potential Future Improvements.

The total transaction price for the new contract included the $7.5 million from the 2019 Allergan Amendment as well as the amounts deferred as of the 2019 Allergan Amendment execution date for each the Supply of CCM to Allergan and Potential Future Improvements.

The standalone selling price for the Supply of CCM to Allergan was determined based on comparable sales transactions to the Company’s other major customer. The standalone selling price of the Potential Future Improvements was estimated at the fully burdened rate of research and development employees cost plus a commercially reasonable markup. The amount of the total transaction price allocated to the expanded license was determined using the residual approach, as a result of not having a standalone selling price for the expanded license; that is, the total transaction price less the standalone selling prices of the Supply of CCM to Allergan and Potential Future Improvements.

Revenue related to the Supply of CCM has been deferred and recognized at the point in time in which deliveries are completed while revenue related to the Potential Future Improvements has been deferred and amortized ratably over the remaining 10-year life of the patent. The $7.5 million residual amount of the total transaction price allocated to the expanded license was recognized as license revenue upon transfer of the license to Allergan in March 2019.

F-B-24

HISTOGEN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Remaining Performance Obligations and Deferred Revenue

The only remaining performance obligation is the Company’s obligation to share with Allergan any Potential Future Improvements to CCM identified through the Company’s research and development efforts, for which a total of $157 thousand of deferred revenue is recorded as of December 31, 2019. Deferred revenue is classified in current liabilities when the Company’s obligations to provide research for Potential Future Improvements are expected to be satisfied within twelve months of the balance sheet date.

Huapont License and Supply Agreement

On September 30, 2016, concurrent with the purchase of 4,000,000 shares of Series D convertible preferred stock and 190,377 shares of common stock by Pineworld Capital Limited (or “Huapont”) on August 10, 2016, Histogen and Huapont entered into an Exclusive License and Supply Agreement (“LSA”) that had been negotiated simultaneously with and in anticipation of the closing of the Huapont investment transaction. The LSA, among other provisions, grants limited exclusive license and sublicense rights to Huapont for the commercialization and sale of HST-001 in the People’s Republic of China (the “territory”); and a limited non-exclusive non-assignable right to Histogen Trademarks in the territory. The agreement contains provisions for Histogen to supply HST-001 to Huapont upon request for use in clinical trials and following regulatory approval in the defined territory, for which Huapont will reimburse the Company up to $150,000 in manufacturing costs. To date, no development activities have occurred and no supply of HST-001 has been requested by Huapont pursuant to the LSA.

Histogen has a right to terminate the LSA upon failure by Huapont to achieve certain diligence or sales milestones or its abandonment of commercialization of the product, certain changes of control of Huapont, Huapont’s material breach of the LSA, Huapont’s failure to purchase certain volumes of product under the LSA, or Huapont’s sale of the product outside the territory or sale of a competing product, subject to certain cure rights. Huapont may terminate the agreement if further commercialization of the product is not commercially feasible, upon Histogen’s material breach of the LSA or if Histogen sells a competing product in the territory. Huapont will indemnify Histogen for third-party claims arising from Huapont’s distribution, marketing and promotion of products in or for the territory, Huapont’s breach of the agreement or Huapont’s intentional acts or omissions or negligence. Histogen will indemnify Huapont for the development, manufacture or supply of product by or under the control of Histogen, Histogen’s breach of its obligations or warranties, intellectual property infringement in connection with the using, importing or selling of products by Huapont, infringement of trademark rights in connection with the use of Histogen’s trademarks, or Histogen’s intentional acts or omissions or negligence.

Upon the adoption of ASC 606, the Company determined that as no up-front consideration was attributable to the LSA, there was no impact to the historical accounting for the arrangement, and therefore, no transition adjustment was required.

The LSA includes development milestone payments of up to $5,000,000 in aggregate; $0.8 million upon the approval of the Investigational New Drug (“IND”) by the China Food and Drug Administration (“CFDA”); $1.8 million upon the completion of all clinical trials required for a New Drug Filing (“NDA”) with the CFDA; $1.2 million upon NDA filing with the CFDA; and $1.2 million upon NDA approval by the CFDA. In accordance with ASC 606, Histogen excluded the development milestones from the transaction price as it considered such payments to be fully constrained under ASC 606 due to the inherent uncertainty in the achievement of such milestone payments, which are highly susceptible to factors outside of Histogen’s control. The Company will recognize revenue for development milestone as it becomes probable that a significant reversal in the amount of cumulative revenue recognized will not occur using the most likely method. For the years ended December 31, 2019 and 2018, the Company has not recognized any milestone revenue under the LSA.

F-B-25

HISTOGEN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The arrangement also includes tiered royalty payments based on net sales of HST-001, consisting of 4% up to the first $50 million of net sales, 5.5% up to $50 million, 6.5% up to $125 million, and 7.5% above $200 million. Sales-based royalties promised in exchange for the license will be recognized as revenue in the period when subsequent sales occur. For the years ended December 31, 2019 and 2018, the Company did not recognize any royalty revenue under the LSA.

Grant Revenue

In March 2017, the National Science Foundation, a government agency, awarded the Company a research and development grant to develop a novel wound dressing for infection control and tissue regeneration. The Company has concluded this government grant is not within the scope of ASC 606, as government entities generally do not meet the definition of a “customer” as defined by ASC 606. Payments received under the grant are considered conditional, non-exchange contributions under the scope of ASC 958-605, Not-for-Profit Entities – Revenue Recognition, and are recorded as revenue in the period in which such conditions are satisfied. In reaching the determination that such payments should be recorded as revenue, management considered a number of factors, including whether the Company is a principal under the arrangement, and whether the arrangement is significant to, and part of, the Company’s ongoing operations.

For the years ended December 31, 2019 and 2018, the Company recognized grant revenue of $150 thousand and $300 thousand, respectively.

Professional Services Revenue

The Company recognizes revenue for professional services which are based upon negotiated rates with the counterparty. Professional services fees are recognized as revenue over time when the underlying services are performed, in accordance with ASC 606, and none of the revenue recognized to date is refundable. Professional services revenue for the years ended December 31, 2019 and 2018 was $370 thousand and $204 thousand, respectively, related to the Company’s assistance in establishing Allergan’s alternative manufacturing facility.

11. Forward Purchase Contract

In late 2011, Histogen contracted for research services from EPS Global Research Pte. Ltd. (“EPS”) to conduct clinical trials and compile data from a study in the Philippines of its HSC predecessor that took place in 2011 and 2013. The unpaid amount due for the services was approximately $340 thousand.

On January 26, 2017, Histogen and EPS entered into a Debt Settlement and Conversion Agreement (“Settlement Agreement”) whereby the Company paid $50 thousand and issued EPS 100,000 shares of Series D convertible preferred stock. The Company is required to repurchase the shares at the higher of the remaining balance due, approximately $290 thousand, or the market price of the shares at the time of repurchase, but no later than December 31, 2021. Histogen has the sole option to initiate the timing of the repurchase of the shares before the deadline date.

The Settlement Agreement was treated as debt subject to ASC 470 and a repurchase commitment under ASC 480, Distinguishing Liabilities from Equity, which includes forward purchase contracts. In measuring the gain or loss on the extinguishment of debt under ASC 470, the Company has compared the difference between the net carrying value of the remaining liability against the fair value of the noncash securities, in this case the shares of Series D convertible preferred stock issued to EPS and the forward purchase contract. Based on these parameters, the Company has determined that no gain or loss has been created by the extinguishment of the original liability at January 26, 2017, the date of the agreement, and no effect has been recorded in the consolidated statements of operations.

F-B-26

HISTOGEN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company determined the fair value of the liability to be approximately $290 thousand which is the value as if the repurchase commitment was exercised immediately. As of December 31, 2019 and 2018, the fair value of the EPS forward contract remained at approximately $290 thousand and is included as a component of other liabilities in the accompanying consolidated balance sheets.

12. Convertible Preferred Stock

Presentation

The convertible preferred stock instruments are contingently redeemable preferred stock. Each series contains the same redemption features upon a liquidation event that places the stockholder ahead of and in preference to the common stockholders of the Company. The convertible preferred stock is presented on the consolidated balance sheets as temporary equity.

The authorized, issued and outstanding shares of convertible preferred stock as of December 31, 2019 consist of the following:

	Shared Authorized	Shares Issued and Outstanding	Liquidation Preference	Carrying Value
			(in thousands)
Series A	10,000,000	9,486,575	$9,486	$9,486
Series B	35,000,000	7,980,620	7,981	9,356
Series C	8,000,000	7,500,000	7,500	5,550
Series D	20,000,000	10,217,687	15,327	14,678

Total	73,000,000	35,184,882	$40,294	$39,070

The authorized, issued and outstanding shares of convertible preferred stock as of December 31, 2018 consist of the following:

	Shared Authorized	Shares Issued and Outstanding	Liquidation Preference	Carrying Value
			(in thousands)
Series A	10,000,000	9,486,575	$9,486	$9,486
Series B	35,000,000	7,866,175	7,866	9,232
Series C	8,000,000	7,500,000	7,500	5,550
Series D	20,000,000	8,708,352	13,063	12,415

Total	73,000,000	33,561,102	$37,915	$36,683

For the years ended December 31, 2019 and 2018, the Company issued 114,445 and 2,592,000 shares of Series B convertible preferred stock, respectively, at $1.00 per share.

For the year ended December 31, 2019, the Company issued 1,509,335 shares of Series D convertible preferred stock at $1.50 per share, of which 1,166,667 shares related to the settlement with PUR. See Note 6 – Investment in PUR for further information. For the year ended December 31, 2018, the Company issued 1,742,167 shares of Series D convertible preferred stock at $1.50 per share.

General Rights and Preferences

The holders of each series of convertible preferred stock are entitled to receive noncumulative dividends at a rate of 6% per share per annum based on the original issue price. The preferred stock dividends are payable in preference and in priority to any dividends on common stock if or when any dividends are declared by the Board of Directors. The Company’s Board of Directors have not declared any dividends during the periods presented.

F-B-27

HISTOGEN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The holders of the Series A, B and C convertible preferred stock are entitled to receive liquidation preferences at the rate of $1.00 per share. The Series D holders are entitled to liquidation preferences at a rate of $1.50 per share. All series holders also have a right to receive declared but unpaid dividends upon a liquidation event. The liquidation preferences to all holders of preferred stock are made pari passu with payments to other series of convertible preferred stockholders and are made in preference to any payments to the holders of common stock.

The shares of each series of convertible preferred stock are convertible into an equal number of shares of common stock, at the option of the holder. Likewise, at the election of the holders of the majority of the then outstanding shares of convertible preferred stock, all shares will automatically convert to an equal number of shares of common stock. Finally, each share of preferred stock is automatically converted into common stock immediately upon the Company’s sale of its common stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, resulting in the receipt by the Company of at least $20.0 million in which the per share price is at least $4.50. The conversion from the public offering would result in the convertible preferred stockholders receiving less than one common share for each of their shares being converted.

The holders of each series of preferred stock are entitled to one vote for each share of common stock into which such preferred stock could then be converted; and with respect to such vote, such holders shall have full voting rights and powers equal to the voting rights and powers of the holders of common stock.

Non-Dilutive Rights

Special non-dilutive rights (“Indemnification Liability”) exist pursuant to an Indemnification Agreement executed between Lordship and Histogen on January 12, 2012. The Company is obligated to issue to Lordship additional capital stock calculated based on payments or issuances of capital stock the Company may make to Proteus Advisors, LLC (“Proteus”). The Company had contracted with Proteus for various advisory services dating back to 2009 and settled the compensation for such services through a Letter Agreement dated January 12, 2016. The Letter Agreement stipulated that the Company would pay Proteus through immediate issuance of freestanding warrants to purchase 450,000 shares of Series B convertible preferred stock and a one-time cash payment of $300 thousand when the level of additional accumulated capital investment received by the Company after May 1, 2015 reached $10.0 million. In January 2019, the Indemnification Liability was settled.

13. Warrants

Common Warrants

On January 1, 2016, the Company granted warrants to purchase common stock to Gar Wood Securities, LLC (“Gar Wood”) as consideration for settlement of prior liability claims. The warrants entitled Gar Wood to purchase up to 25,000 common shares at an exercise price of $3.31 per share up until the expiration date of July 31, 2021. The fair value of the warrant was determined to be immaterial using the Black-Scholes option pricing model. The warrants remain outstanding and unexercised as of December 31, 2019 and 2018.

Convertible Preferred Stock Warrants

On February 26, 2010, the Company issued warrants to purchase 300,000 shares of Series A convertible preferred stock in exchange for rent on a premise lease at an exercise price of $1.00 per share, which expired unexercised on December 31, 2019. The warrants were classified as a component of warrant liabilities on the consolidated balance sheets as of December 31, 2018.

F-B-28

HISTOGEN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On October 20, 2016, the Company issued warrants to purchase 450,000 shares of Series B convertible preferred stock as part of a settlement of compensation for advisory services at an exercise price of $1.00 per share, which expired unexercised on December 31, 2019. The warrants are classified as a component of warrant liabilities on the consolidated balance sheets as of December 31, 2018.

14. Stock-Based Compensation Expense

The Company established the Histogen Inc. 2007 Stock Plan (the “2007 Plan”) effective as of November 28, 2007. The Company was authorized to issue 14 million shares of common stock to employees, directors and consultants under the 2007 Plan. The 2007 Plan permits the issuance of incentive stock options (ISOs), non-statutory stock options (NSOs) and Stock Purchase Rights (“SPR”). NSOs may be granted to employees, directors or consultants, while ISOs may be granted only to employees. Options granted vest over a maximum period of four years and expire ten years from the date of grant. This plan expired in November 2017. No shares of common stock were granted under this plan during the years ended December 31, 2019 and 2018.

On December 18, 2017, the Company established the Histogen Inc. 2017 Stock Plan (the “2017 Plan”). Under the 2017 Plan, the Company is authorized to issue a maximum aggregate of 5.8 million shares of common stock with adjustments for unissued or forfeited shares under the predecessor plan. In April 2019, the Company amended the 2017 Plan, which increased the number of common stock available for grants by 2,278,007 shares. The 2017 Plan retained substantially all of the terms of the 2007 Plan and expires in December of 2027.

Performance-based Stock Options

On January 24, 2019, the Company issued 3,382,923 stock options to its newly appointed Chief Executive Officer. In accordance with the original award agreement, 40% of the options would vest immediately upon an initial public offering or 45 days following a change in control, as defined in the award agreement, while the remaining 60% are subject to vesting, of which 25% vest on the first anniversary of the grant date and then ratably over the remaining 36 months.

On January 28, 2020, the award agreement was amended whereby the 40% of stock options (“Liquidity Option Shares”) subject to vesting upon an initial public offering or 45 days following a change in control will now vest immediately upon meeting certain performance-based criteria. The vesting of the Liquidity Option Shares is divided into four separate tranches, each vesting 25% of the Liquidity Option Shares, upon: (1) the closing of the proposed merger with Conatus; (2) upon the date that the market capitalization of the combined company exceeds $200,000,000; (3) upon the date that the market capitalization of the combined company exceeds $275,000,000, and; (4) upon the date that the market capitalization of the combined company exceeds $300,000,000. Additionally, in the event that the Chief Executive Officer’s employment with the Company is terminated without cause or he resigns for good reason, an additional portion of the stock options award will vest equal to the number of such options which would have vested in the 12 months following the date of such termination.

Recognition of stock-based compensation associated with performance-based stock options commences when the performance criteria is probable of achievement, using management’s best estimates. As of December 31, 2019, none of the performance-based stock options were exercisable because none of the performance-based criteria had been achieved. Because achievement of any of the performance-based criteria was not deemed probable as of December 31, 2019, the Company did not record any expense for these stock options through December 31, 2019.

F-B-29

HISTOGEN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following summarizes activity related to the Company’s stock options under the 2007 Plan and 2017 Plan for the years ended December 31, 2019 and 2018:

	Options Outstanding	Weighted- average Exercise Price	Weighted-average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2017	5,730,000	$0.17	5.10	$2,174
Granted	1,400,000	0.57
Exercised	(790,000)	0.14
Cancelled / Forfeited	(190,000)	0.42

Outstanding at December 31, 2018	6,150,000	$0.26	5.60	$3,098
Granted	3,722,923	0.76
Exercised	(250,000)	0.14
Cancelled / Forfeited	(125,000)	0.63

Outstanding at December 31, 2019	9,497,923	$0.45	6.34	$2,926

Vested and exercisable at December 31, 2019	5,272,552	$0.23	4.24	$2,814

For the year ended December 31, 2019, the Company granted its employees and directors 3.7 million stock options at a weighted-average grant date fair value per share equal to $0.49. For the year ended December 31, 2018, the Company granted its employees and directors 1.2 million stock options and non-employees 0.2 million options, at a weighted-average grant date fair value per share equal to $0.35 and $0.34, respectively.

As of December 31, 2019 and 2018, the unrecognized compensation costs related to outstanding stock options (excluding those with unachieved performance-based conditions) was $1.1 million and $373 thousand, respectively, which was expected to be recognized as expense over approximately 2.9 years and 2.3 years, respectively.

For the year ended December 31, 2019, 250,000 stock options were exercised pursuant to a cashless exercise, whereby 45,231 shares were forfeited to cover the aggregate exercise price and the remaining 204,769 shares were issued to the holders. For the year ended December 31, 2018, 225,000 stock options were exercised pursuant to a cashless exercise, whereby 63,637 shares were forfeited to cover the aggregate exercise price and the remaining 161,363 shares were issued to the holders. The total intrinsic value, which is the amount by which the exercise price was exceeded by the fair value of the Company’s common stock on the date of exercise, of stock options exercised during the year ended December 31, 2019 was $129 thousand.

Valuation of Stock Option Awards

The following weighted-average assumptions were used to calculate the fair value of awards granted to employees, directors and non-employees:

	Years Ended December 31,
	2019	2018
Expected volatility	70.0%	63.9%
Risk-free interest rate	2.5%	2.8%
Expected option life (in years)	6.25	6.25
Expected dividend yield	0.0%	0.0%

F-B-30

HISTOGEN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Compensation Costs

The compensation cost that has been included in the Company’s consolidated statements of operations for all stock-based compensation arrangements is detailed as follows (in thousands):

	Years Ended December 31,
	2019	2018
Cost of product revenues	$38	$25
Research and development	34	54
General and administrative	366	247

Total	$438	$326

Common Stock Reserved for Future Issuance

Common stock reserved for future issuance is as follows:

December 31, 2019
Common stock warrants	25,000
Convertible preferred stock (if converted)	35,184,882
Common stock options issued and outstanding	9,497,923
Common stock available for issuance under the 2007 Plan	—
Common stock available for issuance under the 2017 Plan	3,391,412

48,099,217

15. Noncontrolling Interest

Noncontrolling interest represents the balances and results attributable to the other member of the consolidated VIE, AB, not included in the stockholders’ deficit of the Company. A summary of changes in the Company’s ownership of AB for the years ended December 31, 2019 and 2018 is as follows (in thousands):

	Years Ended December 31,
	2019	2018
Net loss attributable to Histogen, Inc. stockholders	$(2,966)	$(6,125)
Decrease in Histogen, Inc.’s paid-in capital for purchase of 100,000 common shares of AB from noncontrolling interest	—	(100)

Change from net loss attributable to Histogen, Inc. stockholders and transfers to noncontrolling interest	$(2,966)	$(6,225)

16. Commitments and Contingencies

The Company is subject to claims and legal proceedings that arise in the ordinary course of business. Such matters are inherently uncertain, and there can be no guarantee that the outcome of any such matter will be decided favorably to the Company or that the resolution of any such matter will not have a material adverse effect upon the Company’s consolidated financial statements. The Company does not believe that any of such pending claims and legal proceedings will have a material adverse effect on its consolidated financial statements.

F-B-31

HISTOGEN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company has entered into numerous financing arrangements with Lordship, a related party. During subsequent financing events, Lordship asserted that it has certain rights and that are in some cases detrimental to other existing or future investors in the Company. Although the Company believes it has no further obligation to Lordship with respect to prior financing arrangements, there is no guarantee that, if requested, concessions will not be granted or that disputes will not arise with Lordship in the future.

17. Regulatory Matters

On November 12, 2015, the Company received notice that it was placed on clinical hold by the U.S. FDA after filing an IND in October 2015 to initiate Phase 1 clinical development of the lead product, HSC. The FDA required additional information, chiefly related to the characterization strategy of the product.

In February of 2017, the Company became aware of unauthorized releases of HSC at the direction of the Company’s then CEO to certain related parties in the absence of an active investigational new drug (“IND”). At that time, the Board of Directors immediately engaged an independent law firm to conduct a full investigation of the matter which led to several corrective actions. Moreover, the results of the investigation found no recipients of the material suffering any adverse reactions or injuries from the released material.

On May 16, 2017, at the direction of the Board and investigative counsel, the Company self-reported the incidents, the follow up investigation and the corrective measures, which included additional quality controls and procedures, in a formal disclosure to the FDA.

In March of 2018, the Company filed a formal response letter to the clinical hold with the FDA containing completed test results and additional information requested by the FDA. On May 3, 2018 the Company received a release from full clinical hold from the FDA to continue its IND activity. With an active IND, the Company conducted its planned clinical trial with HSC and observed no Serious Adverse Events. The trial was completed in January 2019 and the final Clinical Study Report was submitted to the FDA in June 2019.

There were no material impacts to the consolidated financial statements related to the above activity for the years ended December 31, 2019 and 2018.

18. Employee Benefit Plans

The Company sponsors a qualified 401(k) savings plan (“401k Plan”) for all eligible employees. Participants may contribute between 1% and 100% of their eligible compensation, subject to IRS regulations. The 401k Plan provides that the Company can make discretionary contributions of 25% of the employees’ salary deferrals up to a maximum of $2,500 per each employee. Employer contributions under the 401k Plan for the years ended December 31, 2019 and 2018, were $0 and approximately $37 thousand, respectively.

19. Income Taxes

At December 31, 2019, the Company had federal and California net operating loss (“NOL”) carryforwards of approximately $38.3 million and $38.1 million, respectively. The federal net operating loss carryforwards of $7.6 million generated during the years ended December 31, 2019 and 2018 will carryforward indefinitely and be available to offset up to 80% of future taxable income. The $30.7 million and $30.5 million of carryforwards for federal and California income tax purposes, respectively, that were generated prior to 2018 begin to expire in 2028, unless previously utilized. At December 31, 2019, the Company had federal and California research and development (R&D) credit carryforwards of approximately $0.9 million and $0.8 million, respectively. The federal R&D tax credit carryforwards will begin to expire in 2027 unless previously utilized. The California R&D credit carryforwards will carry forward indefinitely.

F-B-32

HISTOGEN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company recognizes the impact of a tax position in the financial statements only if that position is more likely than not of being sustained upon examination by taxing authorities, based on the technical merits of the position. Any interest and penalties related to uncertain tax positions will be reflected in income tax expense.

Under Sections 382 and 383 of the Internal Revenue Code (IRC), substantial changes in the Company’s ownership may limit the amount of NOL and research and development credit carryforwards that could be used annually in the future to offset taxable income. The tax benefits related to future utilization of federal and state NOL carryforwards, credit carryforwards, and other deferred tax assets may be limited or lost if cumulative changes in ownership exceeds 50% within any three-year period. The Company has not completed an IRC Section 382/383 analysis regarding the limitation of net operating loss and research and development credit carryforwards, and therefore, the ability of the Company to utilize its NOL and R&D credits is unknown.

The Company accounts for income taxes using the asset and liability method to compute the differences between the tax basis of assets and liabilities and the related financial amounts, using currently enacted tax rates. The deferred tax assets and liabilities reflect the future tax consequences of the differences between the financial reporting and tax basis of assets and liabilities using currently enacted tax rates. The Company provides a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized.

The provision for income taxes based on losses from operations consists of the following (in thousands):

	Years Ended December 31,
	2019	2018
Current
Federal	$—	$—
State	(1)	(1)

Total	(1)	(1)

Deferred
Federal	736	1,277
State	180	455

Total	916	1,732

Less valuation allowance	(916)	(1,732)

Income tax expense	$(1)	$(1)

The Company records a valuation allowance against deferred tax assets to the extent that it is more likely than not that some portion, or all, the deferred tax assets will not be realized. Due to the substantial doubt related to the Company’s ability to utilize its deferred tax assets, the Company recorded a valuation allowance against the deferred tax assets. The change in the valuation allowance is an increase of $0.9 million and $1.7 million for the years ended December 31, 2019 and 2018, respectively.

F-B-33

HISTOGEN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The reconciliation of income taxes computed using the statutory U.S. income tax rate and the provision (benefit) for income taxes for the years ended December 31, 2019 and 2018, are as follows (in thousands):

	Years Ended December 31,
	2019		2018
Tax computed at federal statutory rate	$(589)	21.00%	$(1,256)	21.00%
State tax, net of federal tax benefits	(194)	6.92%	(392)	6.56%
Permanent items	5	(0.18%)	104	(1.74%)
Tax credits	(66)	2.35%	(157)	2.62%
Tax rate change	0	0.00%	(18)	0.31%
Valuation allowance increase	916	(32.65%)	1,732	(28.74%)
Other	(71)	2.53%	(12)	0.01%

Provision for income taxes	$1	(0.04%)	$1	0.01%

Significant components of the Company’s net deferred tax assets are as follows (in thousands):

	Years Ended December 31,
	2019	2018
Tax loss carryforward	$10,757	$9,986
R&D credits and other tax credits	1,540	1,455
Stock-based compensation	60	71
Other	947	876

Total deferred tax assets	13,304	12,388
Less valuation allowance	(13,304)	(12,388)

Deferred tax assets, net	$—	$—

Uncertain Tax Positions

The FASB ASC Topic 740, Income Taxes, addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC Topic 740-10, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. For fiscal years through December 31, 2019, the Company generated research and development credits but has not conducted a study to document the qualified activities. This study may result in an adjustment to the Company’s research and development tax credit carryforwards; therefore, based on the accumulation of research and development tax credits since the Company’s inception and the Company’s uncertainty around its ability to utilize those tax credits until a study is completed, the Company has reserved a portion of those credits as an uncertain tax position as of December 31, 2019. A full valuation allowance has been provided against the Company’s research and development tax credit carryforwards and, if an adjustment were to be required, this adjustment would be offset by a corresponding reduction to the valuation allowance.

F-B-34

HISTOGEN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table reconciles the beginning and ending amount of unrecognized tax benefits for the fiscal years ended December 31, 2019 and 2018 (in thousands):

	Years Ended December 31,
	2019	2018
Gross unrecognized tax benefits at the beginning of the year	$—	$—
Additions from tax positions taken in the current year	108	—
Additions from tax positions taken in prior years	366	—

Gross unrecognized tax benefits at end of the year	$474	$—

Due to the existence of the valuation allowance, future changes in the Company’s unrecognized tax benefits will not impact the Company’s effective tax rate. The Company does not anticipate that there will be a substantial change in unrecognized tax benefits within the next twelve months.

The Company has not recognized any interest and penalties related to income taxes in the accompanying consolidated balance sheets or statements of operations. The Company is subject to taxation in the U.S. and state jurisdictions. The Company’s income tax returns for 2017, 2018 and 2019 are still open to audit by the taxing authorities.

US Tax Reform

On December 22, 2017, the 2017 Tax Cuts and Jobs Act (Tax Act) was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring the Company’s U.S. deferred tax assets and liabilities, as well as reassessing the net realizability of the Company’s deferred tax assets and liabilities. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (SAB 118), which allowed the Company to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. As a result, the Company previously provided a provisional estimate of the effect of the Tax Act in the Company’s financial statements. In the fourth quarter of 2018, the Company completed its analysis to determine the effect of the Tax Act and recorded no material adjustments as of December 31, 2018.

20. Related Parties

Lordship

Lordship, with its predecessor entities along its principal owner, Jonathan Jackson, have invested and been affiliated with Histogen since 2010. As of December 31, 2019 and 2018, Lordship controlled approximately 28% and 29% of the voting shares (inclusive of both common and convertible preferred stock), respectively, and controlled two Board of Director seats.

On November 19, 2012, the Company entered into a Strategic Relationship Success Fee Agreement with Lordship. The agreement causes certain payments to be made from the Company to Lordship equal to 1% of certain product revenues and 10% of certain license and royalty revenues. The agreement also stipulates that if the Company engages in a merger or sale of all or substantially all (defined as 90% or more) of its assets or

F-B-35

HISTOGEN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

equity to a third party, then the Company has the option to terminate the agreement by paying Lordship the fair market value of future payments with the minimum payment being at least equal to the most recent annual payments Lordship has received. This agreement was amended on August 10, 2016 but continues to carry the same rights to certain payments. The Company recognized an expense to Lordship for the years ended December 31, 2019 and 2018 of approximately $923 thousand and $41 thousand, respectively, which is included in general and administrative expenses on the consolidated statements of operations. As of December 31, 2019 and 2018, there was a balance of approximately $16 thousand and $170 thousand, respectively, paid to Lordship included in other assets on the consolidated balance sheet in connection with the deferral of revenue from the Allergan license transfer agreements.

In January 2019, the Company issued 152,594 shares of common stock and 114,445 shares of Series B convertible preferred stock to Lordship, pursuant to the Indemnification Agreement, to settle its obligation (collectively, the “Lordship Indemnification”). See Note 12 – Convertible Preferred Stock for further information.

During the year ended December 31, 2018, the Series B Senior Secured Convertible Notes and conventional notes held by Lordship were extinguished. Interest expense included in the consolidated statements of operations for the year ended December 31, 2018 related to the debts held by Lordship were approximately $23 thousand.

Dr. Naughton

Dr. Naughton is the founder and as of the periods ended held voting shares of Histogen. Dr. Naughton had served as the Chief Executive Officer and Board Chairwoman of the Company from its inception until her resignation from both positions in April 2017. At her resignation date, Dr. Naughton transitioned to the title of Founder and Chief Scientific Officer and later in 2017 added another title of Chief Business Development Officer to her roles.

The Company had amounts outstanding with Dr. Naughton for deferred/unpaid compensation. On October 31, 2016, Dr. Naughton entered into a Compensation Deferral Agreement whereby a promissory note was issued by the Company for approximately $229 thousand consisting of past due compensation along with a bonus for the deferment of payment of approximately $23 thousand. During the year ended December 31, 2018, the final payment was made to extinguish the promissory note and accrued interest thereby relieving Histogen of its obligation.

On November 3, 2016, the Company executed a Deferred Compensation Agreement with Dr. Naughton whereby payment of $88 thousand of her salary from October 1, 2016 to December 23, 2016 be deferred and due on July 25, 2018. As compensation for this accommodation by Dr. Naughton, an additional $10 thousand would be paid to her at the maturity date of the agreement. On March 12, 2018, the Board of Directors approved an early payment of Dr. Naughton’s compensation under the Deferred Compensation Agreement. In March 2018, the Company paid Dr. Naughton the total amount of $98 thousand due under that agreement.

In addition to the above, Dr. Naughton was due unpaid compensation prior to December 31, 2015 in the amount of approximately $68 thousand. During the year ended December 31, 2018, the Company made payments totaling $68 thousand to settle the outstanding amounts due to Dr. Naughton related to the unpaid compensation prior to December 31, 2015. As of December 31, 2018, no amounts were due to Dr. Naughton related to unpaid compensation.

In January 2016, Dr. Naughton advanced approximately $7 thousand to AB as an operations bridge loan. The loan calls for interest to be accrued at 10% per annum but has not been formalized. In October 2019, the

F-B-36

HISTOGEN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Company paid Dr. Naughton the outstanding principal and accrued interest balance due under the bridge loan of approximately $9 thousand.

Eileen Brandt

Eileen Brandt is the daughter of Dr. Naughton and held the position of Director of Corporate Communications with Histogen through June 2019. In July 2019, Ms. Brandt resigned from her position and transitioned to a part-time consultant in a similar investor relations capacity. For the year ended December 31, 2019, Ms. Brandt was paid approximately $18 thousand.

Ms. Brandt is one of the employees that had past unpaid salaries and on October 31, 2016 entered into a Compensation Deferral Agreement whereby a promissory note was issued by the Company for approximately $23 thousand consisting of the past due compensation along with a bonus for the deferment of payment of approximately $3 thousand. During the year ended December 31, 2018, the final payment was made to extinguish the promissory note and accrued interest thereby relieving Histogen of its obligation.

Dr. Stephen Chang

Dr. Stephen Chang is a Board member and was the acting CEO from April 2017 through January 2019. For the years ended December 31, 2019 and 2018, Dr. Chang was paid approximately $91 thousand and $132 thousand, respectively. As of December 31, 2019 and 2018, accrued payables for consulting compensation to Dr. Chang were $0 and $100 thousand, respectively.

Dr. David Crean

Dr. David Crean, a Board member elected to the Company’s Board of Directors in 2018, was engaged to support the Company as a consultant beginning in 2017. For the years ended December 31, 2019 and 2018, Dr. Crean was paid approximately $20 thousand and $93 thousand, respectively. The consulting agreement with Dr. Crean was not renewed for 2019. As of December 31, 2019 and 2018, accrued payables to Dr. Crean were $0 and $20 thousand, respectively.

JBF Investments, Inc.

JBF, along with its affiliate Clinica (formerly known as Hair Wellness, LLC, and Newco), are under one principal owner that are parties to various transactions with the Company including purchases of the Company’s common and preferred stock and licensing negotiations for HSC in the territory of Mexico.

On April 30, 2018, the Company entered into an agreement with Clinica, a Mexican corporation, to license the Company’s HSC product on an exclusive basis for the nation of Mexico. In accordance with the agreement, Clinica returned the Mexico intellectual property rights to HSC along with the entire protocol package presented to the COFEPRIS to Histogen. In exchange for (i) the return of those intellectual property rights, (ii) forgiveness of a $150 thousand licensing deposit, previously recorded as a liability, and (iii) as reimbursement of the Company’s portion of costs incurred by Clinica to advance the HSC protocol package with the COFEPRIS, the Company issued JBF 341,667 shares of Series D convertible preferred stock. For the year ended December 31, 2018, the Company expensed approximately $363 thousand, which was the fair value of the Series D convertible preferred stock issued less the licensing deposit liability.

Anti-Cancer Inc.

Anti-Cancer Inc. (“Anti-Cancer”) is a small early stockholder of the Company who leased space to AB during 2016. Additionally, services were provided to AB by the principal owner of Anti-Cancer. As of

F-B-37

HISTOGEN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018, outstanding amounts owed to Anti-Cancer were $22 thousand and are included in the consolidated balance sheets.

21. Subsequent Events

The Company has evaluated subsequent events through March 11, 2020, the date these consolidated financial statements were available to be issued.

Proposed Merger with Conatus

In January 2020, the Company entered into the Merger Agreement with Conatus Pharmaceuticals, Inc. and Merger Sub. Pursuant to the Merger Agreement, Merger Sub will be merged with and into Histogen, with Histogen continuing as a wholly-owned subsidiary of Conatus and the surviving corporation of the merger. See Note 1 – Organization and Nature of Operations for further information.

Allergan Amendment

On January 17, 2020, the Company and Allergan amended the Allergan Agreements, further clarifying the fields of use, the product definition and rights to certain improvements, as well as the Company agreeing to supply additional CCM in 2020 and provide further technical assistance to Allergan (the cost of which shall be reimbursed to Histogen), for a one-time payment of $1.0 million to Histogen.

Office Lease

In January 2020, the Company entered into a long-term lease agreement with San Diego Sycamore, LLC for office and laboratory space. The new lease commenced on March 1, 2020 and expires on August 31, 2031, with no options to renew or extend. Base rent is equal to $59,775 per month at commencement and increases at a fixed rate over the term of the lease. In addition to monthly base rent, the Company is obligated to pay certain customary amounts for its share of operating expenses and utilities. The lease agreement includes six months of rent abatement and a tenant improvement allowance for renovations.

U.S. Department of Defense Grant Award

In February 2020, the Company received a grant award recommendation from the U.S. Department of Defense (“DoD”) to fund the development of one of its novel clinical assets. As part of the award process, the Company is required to submit additional documentation, including a proposed budget, prior to receiving funding. The Company is in the process of negotiating the specific terms of the award and completing the additional documentation required for submission to the DoD.

F-B-38

ANNEX A

AGREEMENT AND PLAN OF MERGER

AND REORGANIZATION

among:

CONATUS PHARMACEUTICALS INC.,

a Delaware corporation;

CHINOOK MERGER SUB, INC.,

a Delaware corporation; and

HISTOGEN INC.,

a Delaware corporation

Dated as of January 28, 2020

A-i

A-ii

Exhibits:

Exhibit A	Definitions
Exhibit B	Form of Parent Stockholder Support Agreement
Exhibit C	Form of Company Stockholder Support Agreement
Exhibit D	Form of Certificate of Merger
Exhibit E	Form of Release Agreement for Terminated Parent Associates
Exhibit F	Form of Lock-Up Agreement
Exhibit G	Form of Amendment to Parent’s Amended and Restated Certificate of Incorporation

A-iii

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of January 28, 2020, by and among CONATUS PHARMACEUTICALS INC., a Delaware corporation (“Parent”), CHINOOK MERGER SUB, INC., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and HISTOGEN INC., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A.    Parent and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly owned subsidiary of Parent.

B.    The Parties intend that the Merger qualify as a “reorganization” (within the meaning of Section 368(a) of the Code), and that this Agreement be a “plan of reorganization” (within the meaning of Section 1.368-2(g) of the Treasury Regulations).

C.    The Parent Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders and Merger Sub, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and an amendment to Parent’s certificate of incorporation to effect the Parent Reverse Stock Split and to change the name of Parent.

D.    The Merger Sub Board has (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub adopt this Agreement and thereby approve the Contemplated Transactions.

E.    The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company adopt this Agreement and thereby approve the Contemplated Transactions.

F.    Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, the officers and directors of Parent listed on Section A of the Parent Disclosure Schedule (solely in their capacity as actual or potential stockholders of Parent) are executing support agreements in favor of the Company in substantially the form attached hereto as Exhibit B (the “Parent Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of capital stock of Parent in favor of the approval of this Agreement and the other Parent Stockholder Matters and thereby approve the Contemplated Transactions and against any competing proposals.

G.    Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent’s willingness to enter into this Agreement, the officers, directors and stockholders of the Company listed on Section A of the Company Disclosure Schedule (solely in their capacity as actual or potential stockholders of the Company) are executing a support agreement in favor of Parent in substantially the form attached hereto as Exhibit C (the “Company Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Company Capital Stock in favor of the adoption of this Agreement and thereby approve the Contemplated Transactions and against any competing proposals.

H.    It is expected that the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the Merger will result in a change of control of Parent.

AGREEMENT

All Parties, intending to be legally bound, agree as follows:

ARTICLE I.

DESCRIPTION OF TRANSACTION

Section 1.01    The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

Section 1.02    Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. As a result of the Merger, the Company will become a wholly owned subsidiary of Parent.

Section 1.03    Closing; Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.01, and subject to the satisfaction or waiver of the conditions set forth in Articles VI, VII and VIII, the consummation of the Merger (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 12670 High Bluff Drive, San Diego, California 92130, as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Articles VI, VII and VIII, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Parent and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, all Parties shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger in substantially the form attached hereto as Exhibit D (the “Certificate of Merger”). The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Parent and the Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”); provided that the Effective Time shall be after the effective time of the amendment to Parent’s certificate of incorporation effecting the Parent Reverse Stock Split contemplated by Section 1.04(b).

Section 1.04    Certificate of Incorporation and Bylaws; Directors and Officers. At the Effective Time:

(a)    the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read identically to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation, except that the corporate name of the Surviving Corporation shall be changed to “Histogen Therapeutics Inc.” (or to such other name as the Parties may agree), subject to Section 5.08(c);

(b)    the certificate of incorporation of Parent shall be identical to the certificate of incorporation of Parent on the date hereof, until amended after the Effective Time as provided by the DGCL and such certificate of incorporation; provided, however, that prior to or concurrently with the filing of the Certificate of Merger, but to be effective shortly after the close of the Nasdaq Capital Market on the Closing Date and prior to the Effective Time, Parent shall file an amendment to its certificate of incorporation to (i) effect the Parent Reverse Stock Split (to the extent applicable), and (ii) make such other changes as are mutually agreeable to Parent and the Company and which either have been approved by Parent’s stockholders or do not require such approval; and provided, further, that prior to or concurrently with the filing of the Certificate of Merger, but to be effective promptly after the Effective Time, Parent shall file an amendment to its certificate of incorporation to change the name of Parent to “Histogen Inc.” (or to such other name as Parent and the Company may otherwise agree prior to the filing of the Certificate of Merger) (the “Parent Name Change”);

(c)    the bylaws of the Surviving Corporation shall be identical to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and the Surviving Corporation’s Organizational Documents;

(d)    the directors and officers of Parent, each to hold office in accordance with the certificate of incorporation and bylaws of Parent, shall be as set forth in Schedule 5.15 (subject to Section 5.15 and this Section 1.04(d)), which shall include two (2) directors selected by Parent, at least one of whom must be an Independent Director and an Eligible Audit Committee Member, and up to six (6) directors selected by the Company, a majority of whom must be Independent Directors and at least two (2) of whom must be an Eligible Audit Committee Member (and, unless one of the directors selected by Parent satisfies this qualification, one of the Eligible Audit Committee Members must have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in such director’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities) (the “Post-Merger Parent Board”); and

(e)    the directors and officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, shall be the directors and officers of the Company as set forth in Schedule 5.15, after giving effect to the provisions of Section 5.15.

Section 1.05    Conversion of Shares.

(a)    At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company or Parent:

(i)    any shares of Company Capital Stock held as treasury stock or held or owned immediately prior to the Effective Time by any Party or any Subsidiary of any Party shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(ii)    subject to Section 1.05(c), each share of Company Capital Stock outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 1.05(a)(i) and excluding shares of Company Capital Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected (and not effectively withdrawn or otherwise effectively lost) appraisal rights for such shares of Company Capital Stock in accordance with the DGCL (collectively, the “Dissenting Shares”)) shall be canceled and retired and the holder thereof shall cease to have any rights with respect thereto, except the right to receive a number of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio (the “Merger Consideration”).

(b)    If any shares of Company Capital Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or a risk of forfeiture under any applicable restricted stock purchase agreement or other similar agreement with the Company, then (i) the shares of Parent Common Stock issued in exchange for such shares of Company Capital Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture that were then applicable, and such shares of Parent Common Stock shall accordingly be marked with appropriate legends, and (ii) by virtue of this Agreement, all such outstanding repurchase options or other rights with respect to unvested shares of Company Capital Stock that the Company may hold immediately prior to the Effective Time shall be assigned to Parent in the Merger and shall thereafter be exercisable by Parent upon the same terms and subject to the same conditions that were in effect immediately prior to the Effective Time in respect of the shares of Parent Common Stock exchanged therefor. The Company shall use its commercially reasonable efforts to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

(c)    No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Capital Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares of Parent Common Stock issuable to such holder in connection with the Merger) shall, in lieu of such fraction of a share and upon surrender by such holder of a letter of transmittal in accordance with Section 1.09 and any accompanying documents as required therein, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the Parent Closing Price.

(d)    All Company Options under any Company Plan and all Company Warrants outstanding immediately prior to the Effective Time shall be treated in accordance with Section 5.05.

(e)    Each share of stock, $0.0001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of stock, $0.0001 par value per share, of the Surviving Corporation (and the shares of Surviving Corporation into which the shares of Merger Sub stock are so converted shall be the only shares of the Surviving Corporation’s capital stock that are issued and outstanding immediately after the Effective Time). Each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of stock of the Surviving Corporation.

(f)    If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Capital Stock or Parent Common Stock shall have been changed into, or exchanged for, a different number or class of shares, by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including the Parent Reverse Stock Split to the extent such split has not previously been taken into account in calculating the Exchange Ratio), combination or exchange of shares or other like change, the Exchange Ratio shall be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Capital Stock and Parent Common Stock with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit the Company or Parent to take any action with respect to Company Capital Stock or Parent Common Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.

Section 1.06    Calculation of Parent Net Cash.

(a)    Not more than seven and not less than five calendar days prior to the anticipated Closing Date (as mutually agreed in good faith by Parent and the Company) (the “Anticipated Closing Date”), Parent will deliver to the Company a schedule (the “Parent Net Cash Schedule”) setting forth, in reasonable detail, Parent’s good faith, estimated calculation of Parent Net Cash (the “Parent Net Cash Calculation” and the date of delivery of such schedule, the “Parent Delivery Date”) prepared and certified as true and correct by Parent’s Chief Financial Officer (or if there is no Chief Financial Officer, the principal accounting officer for Parent). Parent shall make available to the Company, as reasonably requested by the Company, the work papers and back-up materials used or useful in preparing the Parent Net Cash Schedule and, if requested by the Company, Parent’s accountants and counsel at reasonable times and upon reasonable notice for the purpose of verifying the Parent Net Cash Calculation.

(b)    Within three calendar days after the Parent Delivery Date (the last day of such period, the “Company Response Date”), the Company shall have the right to dispute any part of the Parent Net Cash Calculation by delivering a written notice to that effect to Parent (a “Company Dispute Notice”). Any Company Dispute Notice shall identify in reasonable detail the nature and amounts of any proposed revisions to the Parent Net Cash Calculation.

(c)    If, on or prior to the Company Response Date, (i) the Company notifies Parent in writing that it has no objections to the Parent Net Cash Calculation, or (ii) the Company fails to deliver a Company Dispute Notice as provided in Section 1.06(b), then the Parent Net Cash Calculation as set forth in the Parent Net Cash Schedule shall represent the Final Parent Net Cash.

(d)    If the Company delivers a Company Dispute Notice on or prior to the Company Response Date, then Parent and the Company shall promptly meet and attempt in good faith to resolve the disputed items and negotiate an agreed-upon determination of Parent Net Cash, which agreed upon Parent Net Cash amount (if so agreed) shall represent the Final Parent Net Cash.

(e)    If Parent and the Company are unable to negotiate an agreed-upon determination of Parent Net Cash pursuant to Section 1.06(d) within three (3) calendar days after delivery of the Company Dispute Notice (or such other period as Parent and the Company may mutually agree upon), then any remaining disagreements as to the calculation of Parent Net Cash shall be referred to a Neutral Accounting Firm selected by mutual agreement of Parent and the Company; provided that (i) if, within ten (10) days after either Parent or the Company delivers a notice to the other Party that such Party wants to engage a Neutral Accounting Firm, Parent and the Company are unable to agree on a Neutral Accounting Firm for purposes of resolving such remaining disagreements, then each of them shall promptly select a Neutral Accounting Firm and such firms together shall select a third Neutral Accounting Firm for purposes of resolving such remaining disagreements, and (ii) if either Party does not select a Neutral Accounting Firm within five (5) days of written demand therefor by the other Party, then the Neutral Accounting Firm selected by such other Party shall resolve such remaining disagreements (the “Accounting Firm”). Parent shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Parent Net Cash Schedule, and Parent and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within ten (10) calendar days of accepting its selection. The Company and Parent shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of the Company and Parent. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Parent Net Cash made by the Accounting Firm shall be made in writing delivered to each of Parent and the Company, shall be final and binding on Parent and the Company and shall represent the Final Parent Net Cash. The Parties shall delay the Closing as necessary until the resolution of the matters described in this Section 1.06. The fees and expenses of the Accounting Firm shall be allocated between Parent and the Company in the same proportion that the disputed amount of Parent Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Parent Net Cash amount. If this Section 1.06(e) applies as to the determination of Parent Net Cash described in Section 1.06(a), upon resolution of the matter in accordance with this Section 1.06(e), the Parties shall not be required to determine Final Parent Net Cash again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Parent or the Company may request a redetermination of Final Parent Net Cash if the Closing Date is more than 30 calendar days after the Anticipated Closing Date.

Section 1.07    Calculation of Company Net Cash.

(a)    Not more than seven and not less than five calendar days prior to the Anticipated Closing Date, the Company will deliver to Parent a schedule (the “Company Net Cash Schedule”) setting forth, in reasonable detail, the Company’s good faith, estimated calculation of Company Net Cash (the “Company Net Cash Calculation” and the date of delivery of such schedule, the “Company Delivery Date”) prepared and certified as true and correct by the Company’s Chief Financial Officer (or if there is no Chief Financial Officer, the principal accounting officer for the Company). The Company shall make available to Parent, as reasonably requested by Parent, the work papers and back-up materials used or useful in preparing the Company Net Cash Schedule and, if requested by Parent, the Company’s accountants and counsel at reasonable times and upon reasonable notice for the purpose of verifying the Company Net Cash Calculation.

(b)    Within three calendar days after the Company Delivery Date (the last day of such period, the “Parent Response Date”), Parent shall have the right to dispute any part of the Company Net Cash Calculation by delivering a written notice to that effect to the Company (a “Parent Dispute Notice”). Any Parent Dispute Notice shall identify in reasonable detail the nature and amounts of any proposed revisions to the Company Net Cash Calculation.

(c)    If, on or prior to the Parent Response Date, (i) Parent notifies the Company in writing that it has no objections to the Company Net Cash Calculation, or (ii) Parent fails to deliver a Parent Dispute Notice as provided in Section 1.07(b), then the Company Net Cash Calculation as set forth in the Company Net Cash Schedule shall represent the Final Company Net Cash.

(d)    If Parent delivers a Parent Dispute Notice on or prior to the Parent Response Date, then Parent and the Company shall promptly meet and attempt in good faith to resolve the disputed items and negotiate an agreed-upon determination of Company Net Cash, which agreed upon Company Net Cash amount (if so agreed) shall represent the Final Company Net Cash.

(e)    If Parent and the Company are unable to negotiate an agreed-upon determination of Company Net Cash pursuant to Section 1.07(d) within three (3) calendar days after delivery of the Parent Dispute Notice (or such other period as Parent and the Company may mutually agree upon), then any remaining disagreements as to the calculation of Company Net Cash shall be referred to the Accounting Firm (selected as provided in Section 1.06(e)). The Company shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Company Net Cash Schedule, and Parent and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within ten (10) calendar days of accepting its selection. The Company and Parent shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of the Company and Parent. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Company Net Cash made by the Accounting Firm shall be made in writing delivered to each of Parent and the Company, shall be final and binding on Parent and the Company and shall represent the Final Company Net Cash. The Parties shall delay the Closing as necessary until the resolution of the matters described in this Section 1.07. The fees and expenses of the Accounting Firm shall be allocated between Parent and the Company in the same proportion that the disputed amount of the Company Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Company Net Cash amount. If this Section 1.07(e) applies as to the determination of the Company Net Cash described in Section 1.07(a), upon resolution of the matter in accordance with this Section 1.07(e), the Parties shall not be required to determine Final Company Net Cash again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Parent or the Company may request a redetermination of Final Company Net Cash if the Closing Date is more than 30 calendar days after the Anticipated Closing Date.

Section 1.08    Closing of the Company’s Transfer Books. At the Effective Time: (a) all shares of Company Capital Stock outstanding immediately prior to the Effective Time shall be treated in accordance with Section 1.05(a), and all holders of certificates representing shares of Company Capital Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the

Company; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Capital Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Company Capital Stock outstanding immediately prior to the Effective Time (a “Company Stock Certificate”) is presented to the Exchange Agent, Parent or the Surviving Corporation, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Sections 1.05 and 1.09.

Section 1.09    Surrender of Certificates.

(a)    American Stock Transfer & Trust Company, LLC shall act as exchange Agent in the Merger (the “Exchange Agent”). In the event American Stock Transfer & Trust Company, LLC is unable or unwilling to serve as Exchange Agent, or upon mutual agreement of the Parent and the Company, on or prior to the Closing Date, Parent and the Company shall agree upon and select a reputable bank, transfer agent or trust company to act as Exchange Agent in the Merger. At the Effective Time, Parent shall deposit with the Exchange Agent: (i) evidence of book-entry shares representing the Parent Common Stock issuable pursuant to Section 1.05(a), and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.05(c), together with irrevocable instructions to the Exchange Agent to cause the Exchange Agent to deliver the Exchange Fund as promptly as reasonably practicable upon receipt of the documents, including Letters of Transmittal and Company Stock Certificates, described in Section 1.09(b). The Parent Common Stock and cash amounts deposited by Parent with the Exchange Agent from time to time (including pursuant to Section 1.10(a)), together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund.”

(b)    Promptly after the Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of shares of Company Capital Stock that were converted into the right to receive the Merger Consideration: (i) a letter of transmittal in customary form and containing such provisions as Parent or the Exchange Agent may reasonably specify (including a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such Company Stock Certificates to the Exchange Agent) (the “Letter of Transmittal”); and (ii) instructions for effecting the surrender of Company Stock Certificates in exchange for book-entry shares of Parent Common Stock. Upon surrender of one or more Company Stock Certificates to the Exchange Agent for exchange, together with a duly completed and executed Letter of Transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent (including, in case of a lost, stolen or destroyed Company Stock Certificate, the affidavit and bond referred to in Section 1.09(c)): (A) the holder of such Company Stock Certificates shall be entitled to receive in exchange therefor book-entry shares representing the Merger Consideration (in a number of whole shares of Parent Common Stock) that such holder has the right to receive pursuant to the provisions of Section 1.05(a) (and cash in lieu of any fractional share of Parent Common Stock pursuant to the provisions of Section 1.05(c)) in respect of all shares of Company Capital Stock represented by such Company Stock Certificates; and (B) the Company Stock Certificates so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.09(b), each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive, upon exchange as contemplated by this Section 1.09(b), book-entry shares of Parent Common Stock representing the Merger Consideration (and cash in lieu of any fractional share of Parent Common Stock) to which the holder of the Company Capital Stock formerly represented by such Company Stock Certificate is entitled to receive in the Merger.

(c)    If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the delivery of any shares of Parent Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an applicable affidavit with respect to such Company Stock Certificate and post a bond in a reasonable amount indemnifying Parent against any claim suffered by Parent related to the lost, stolen or destroyed Company Stock Certificate or any Parent Common Stock issued in exchange therefor as Parent may reasonably request.

(d)    No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate or provides an affidavit of loss or destruction in lieu thereof in accordance with this Section 1.09 (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar laws, to receive all such dividends and distributions, without interest).

(e)    The Exchange Agent Agreement shall provide that the Exchange Agent shall deliver any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates as of the date that is 180 days after the Closing Date to Parent upon demand, and any holder of Company Stock Certificates who has not theretofore surrendered such Company Stock Certificates or provided an affidavit of loss or destruction in lieu thereof in accordance with this Section 1.09 shall thereafter look only to Parent for satisfaction of such holder’s claims for Parent Common Stock, cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to shares of Parent Common Stock.

(f)    No Party or its Subsidiaries shall be liable to any holder of any Company Stock Certificate or to any other Person with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Law.

(g)    In the event of a transfer of ownership of Company Capital Stock that is not registered on the transfer records of the Company, the Merger Consideration (and cash in lieu of any fractional share of Parent Common Stock) payable hereunder with respect to such Company Capital Stock may be paid to a Person other than the Person in whose name the Company Stock Certificate so surrendered is registered, but only if (i) such Company Stock Certificate shall be properly endorsed and otherwise be in proper form for transfer, and (ii) the Person requesting such exchange shall have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of book-entry shares of Parent Common Stock representing the Merger Consideration in any name other than that of the registered holder of the Company Stock Certificates surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

Section 1.10    Appraisal Rights.

(a)    Notwithstanding any provision of this Agreement to the contrary, Dissenting Shares shall not be converted into or represent the right to receive the Merger Consideration described in Section 1.05 otherwise attributable to such Dissenting Shares, unless and until such shares shall cease to be Dissenting Shares, and in lieu thereof, the holders of Dissenting Shares shall be entitled to receive payment of the appraised value of such Dissenting Shares respectively held by them in accordance with the DGCL. All Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost their right to appraisal of such shares of Company Capital Stock under the DGCL shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the book-entry shares of Parent Common Stock representing the Merger Consideration (and cash in lieu of any fractional share of Parent Common Stock) to which the holder of such shares of Company Capital Stock is entitled to receive in the Merger upon their surrender in the manner provided in Sections 1.05 and 1.09. Upon any Dissenting Shares ceasing to be Dissenting Shares after the Effective Time, (i) Parent shall promptly deposit with the Exchange Agent evidence of book-entry shares representing the Parent Common Stock issuable in respect of such formerly Dissenting Shares pursuant to Section 1.05(a), and cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.05(c), and (ii) the Parties shall cause the Exchange Agent to mail to the holder of such formerly Dissenting Shares the items specified in clauses (i) and (ii) of Section 1.09(b).

(b)    The Company shall give Parent prompt written notice of any demands for appraisal rights received by the Company, withdrawals of such demands and any other instruments served on the Company and any material correspondence received by the Company in connection with such demands. The Company shall not, without Parent’s prior written consent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

Section 1.11    Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights, powers, privileges and property of the Company, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of the Company, in the name of Merger Sub, in the name of the Surviving Corporation and otherwise) to take such action.

Section 1.12    Tax Consequences. For United States federal income tax purposes, the Merger is intended to constitute a “reorganization” (within the meaning of Section 368(a) of the Code). The Parties adopt this Agreement as a “plan of reorganization” (within the meaning of Section 1.368-2(g) of the Treasury Regulations).

Section 1.13    Withholding. Each of Parent, Merger Sub, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Capital Stock or any other Person such amounts as Parent, Merger Sub, the Surviving Corporation or the Exchange Agent, as the case may be, is required to deduct and withhold under the Code, or any Tax law, with respect to the making of such payment. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

ARTICLE II.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 10.14(e), except as set forth, with respect to any specific subsection in this Article II, in the corresponding subsection of the written disclosure schedule delivered by the Company to Parent concurrently with the execution and delivery hereof (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Merger Sub as follows:

Section 2.01    Due Organization; Subsidiaries.

(a)    Each of the Company and its Subsidiaries is a corporation or other legal entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which it is bound.

(b)    Each of the Company and its Subsidiaries is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect.

(c)    The Company has no Subsidiaries, except for the Entities identified in Section 2.01(c)(i) of the Company Disclosure Schedule; and neither the Company nor any of the Entities identified in Section 2.01(c)(i) of the Company Disclosure Schedule owns any capital stock of, or any equity, ownership or profit sharing interest of any nature in, or controls directly or indirectly, any other Entity other than the Entities identified in Section 2.01(c)(i) of the Company Disclosure Schedule. Except as set forth in Section 2.01(c)(ii) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is or has otherwise been, directly or indirectly, a party to, member of, or participant in any partnership, joint venture or similar business entity. Neither the Company nor any of its Subsidiaries has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Neither the Company nor any of its Subsidiaries has, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

Section 2.02    Organizational Documents. The Company has delivered to Parent accurate and complete copies of the Organizational Documents of the Company and each of its Subsidiaries. Neither the Company nor any of its Subsidiaries is in breach or violation of its Organizational Documents in any material respect.

Section 2.03    Authority; Binding Nature of Agreement. The Company and each of its Subsidiaries have all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Company Board has (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (b) approved and declared advisable this Agreement and the Contemplated Transactions, and (c) determined to recommend that the stockholders of the Company vote to adopt this Agreement and thereby, upon the terms and subject to the conditions set forth in this Agreement, approve the Contemplated Transactions. This Agreement and each other Transaction Document to which the Company is a party or signatory has been (in the case of this Agreement and any Transaction Document executed and delivered by the Company in connection herewith) or will be (in the case of any other Transaction Document to be executed and delivered by the Company at or prior to the Effective Time) duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub (in the case of this Agreement) or the other parties thereto (in the case of any other Transaction Document), constitutes or will constitute, as the case may be, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. Prior to the execution of the Company Stockholder Support Agreement, the Company Board approved the Company Stockholder Support Agreement and the transactions contemplated thereby.

Section 2.04    Vote Required. The affirmative vote (or written consent) of (a) the holders of a majority of the shares of Company Common Stock and Company Preferred Stock each outstanding on the record date for the Company Stockholder Written Consent and entitled to vote thereon, voting as a single class, with each such holder of shares of Company Preferred Stock having a number of votes equal to the whole number of shares of Company Common Stock into which such holder’s shares of Company Preferred Stock were convertible immediately after the close of business on such record date, and (b) the holders of a majority of the shares of Company Preferred Stock outstanding on the record date for the Company Stockholder Written Consent and entitled to vote thereon, voting together as a separate class on an as-converted to Company Common Stock basis (collectively, the “Required Company Stockholder Vote”), is the only vote (or written consent) of the holders of any class or series of Company Capital Stock necessary to adopt and approve this Agreement and approve the Contemplated Transactions.

Section 2.05    Non-Contravention; Consents. Subject to obtaining the Required Company Stockholder Vote and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by the Company, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a)    contravene, conflict with or result in a violation of any of the provisions of the Company’s Organizational Documents;

(b)    contravene, conflict with or result in a material violation of, or give any Governmental Body or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which the Company or its Subsidiaries, or any of the assets owned or used by the Company or its Subsidiaries, is subject;

(c)    contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company or its Subsidiaries, except as would not be material to the Company or its business;

(d)    contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Company Material Contract; (ii) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Company Material Contract; (iii) accelerate the maturity or performance of any Company Material Contract; or (iv) cancel, terminate or modify any term of any Company Material Contract, except in the case of any non-material violation, breach, default, penalty or modification; or

(e)    result in the imposition or creation of any Encumbrance upon or with respect to any material asset owned or used by the Company or its Subsidiaries (except for Permitted Encumbrances).

Except for (i) any Consent set forth on Section 2.05 of the Company Disclosure Schedule under any Company Contract, (ii) the Required Company Stockholder Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws; neither the Company nor any of its Subsidiaries is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Contemplated Transactions. The Company Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Company Stockholder Support Agreement and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, the Company Stockholder Support Agreement or any of the other Contemplated Transactions.

Section 2.06    Capitalization.

(a)    The authorized capital stock of the Company consists of (i) 105,000,000 shares of Company Common Stock, par value $0.001 per share, of which 23,311,656 shares have been issued and are outstanding as of the date of this Agreement, and (ii) 73,000,000 shares of preferred stock, par value $0.001 per share (the “Company Preferred Stock”), of which 10,000,000 shares are designated as Series A Preferred, 35,000,000 shares are designated as Series B Preferred, 8,000,000 shares are designated as Series C Preferred, and 20,000,000 shares are designated as Series D Preferred, of which 9,486,575 shares, 7,980,620 shares, 7,500,000 shares and 10,217,687 shares, respectively, are issued and are outstanding as of the date of this Agreement. The Company does not hold any shares of its capital stock in its treasury. As of the date of this Agreement, Company Warrants to purchase 25,000 shares of Company Common Stock are outstanding. Section 2.06(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, (A) each record holder of issued and outstanding Company Warrants, (B) the number and type of shares subject to each such Company Warrant, (C) the exercise price of each such Company Warrant, (D) the expiration date of each such Company Warrant, and (E) whether and to what extent any holders of Company Warrants shall be required to exercise such Company Warrants prior to the Effective Time.

(b)    All of the outstanding shares of Company Common Stock and Company Preferred Stock have been duly authorized and validly issued, and are fully paid and nonassessable and are free from any Encumbrances. Except as contemplated hereby or as set forth in Section 2.06(b) of the Company Disclosure Schedule, (i) none of the outstanding shares of Company Capital Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Company Capital Stock is subject to any right of first refusal in favor of the Company, and (ii) there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Capital Stock. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock or other securities. Section 2.06(b) of the Company Disclosure Schedule accurately and completely lists all repurchase rights held by the Company with respect to shares of Company Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable. Each share of Company Preferred Stock is convertible into one share of Company Common Stock.

(c)    Except for the Company’s Histogen Inc. 2017 Stock Plan, as amended, and the Histogen Inc. 2007 Stock Plan (together, the “Company Plans”), the Company does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, the Company has reserved 16,278,007 shares of Company Common Stock for issuance under the Company Plans, of which 3,388,672 shares have been issued and are currently outstanding, 9,472,923 have been reserved for issuance upon exercise of Company Options granted under the Company Plans, and 3,416,412 shares of Company Common Stock remain available for future issuance pursuant to the Company Plans. Section 2.06(c) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (i) the name of the optionee; (ii) the number of shares of Company Common Stock subject to such Company Option at the time of grant; (iii) the number of shares of Company Common Stock subject to such Company Option as of the date of this Agreement; (iv) the exercise price of such Company Option; (v) the date on which such Company Option was granted; (vi) the applicable vesting schedule, including the number of vested and unvested shares as of the date of this Agreement and any acceleration provisions; (vii) the date on which such Company Option expires; and (viii) whether such Company Option is intended to constitute an “incentive stock option” (as defined in the Code) or a non-qualified stock option. The Company has made available to Parent an accurate and complete copy of each Company Plan and forms of all stock option agreements approved for use thereunder. Except as set forth in Section 2.06(c) of the Company Disclosure Schedule, no vesting of Company Options will accelerate in connection with the closing of the Contemplated Transactions.

(d)    Except for the outstanding Company Warrants and Company Options set forth on Section 2.06(a) and Section 2.06(c) of the Company Disclosure Schedule, respectively, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of the Company or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company or any of its Subsidiaries; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company or any of its Subsidiaries is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that is reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company or any of its Subsidiaries.

(e)    All outstanding shares of Company Common Stock, Company Preferred Stock, Company Warrants, Company Options and other securities of the Company have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Law, and (ii) all requirements set forth in applicable Contracts.

Section 2.07    Financial Statements.

(a)    Section 2.07(a) of the Company Disclosure Schedule includes true and complete copies of (i) the Company’s audited consolidated balance sheets at December 31, 2017 and December 31, 2018 and the Company’s audited consolidated statements of operations, cash flow and convertible preferred stock and stockholders’ deficit for the fiscal years ended December 31, 2017 and December 31, 2018 (collectively, the “Company Audited Financial Statements”), and (ii) the unaudited consolidated balance sheet of the Company as of September 30, 2019 and the Company’s unaudited statements of operations, cash flow and convertible preferred stock and stockholders’ deficit for the nine (9) months ended September 30, 2019 (collectively, the “Company Interim Financial Statements” and, together with the Company Audited Financial Statements, the “Company Financial Statements”). The Company Financial Statements (A) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except as may be indicated in the footnotes to such Company Financial Statements and that unaudited financial statements may not have notes thereto and other presentation items that may be required by GAAP and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated, and (B) fairly present, in all material respects, the financial position and operating results of the Company and its consolidated Subsidiaries as of the dates and for the periods indicated therein.

(b)    Each of the Company and its Subsidiaries maintains accurate books and records reflecting their assets and liabilities and maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company and its Subsidiaries in conformity with GAAP and to maintain accountability of the Company’s and its Subsidiaries’ assets; (iii) access to the Company’s and its Subsidiaries’ assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for the Company’s and its Subsidiaries’ assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences; and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. The Company and each of its Subsidiaries maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(c)    Section 2.07(c) of the Company Disclosure Schedule lists, and the Company has delivered to Parent accurate and complete copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(a)(4)(ii) of Regulation S-K under the Exchange Act) effected by the Company or any of its Subsidiaries.

(d)    Since January 1, 2016, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of the Company, the Company Board or any committee thereof. Since January 1, 2016, neither the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company and its Subsidiaries, (ii) any fraud, whether or not material, that involves the Company, any of its Subsidiaries, the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries, or (iii)  any claim or allegation regarding any of the foregoing.

Section 2.08    Absence of Changes. Except as set forth on Section 2.08 of the Company Disclosure Schedule, between December 31, 2018 and the date of this Agreement, the Company has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any Company Material Adverse Effect.

Section 2.09    Absence of Undisclosed Liabilities. As of the date hereof, neither the Company nor any of its Subsidiaries has any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or other (whether or not required to be reflected in the financial statements in accordance with GAAP) (each a “Liability”), individually or in the aggregate, except for: (a) Liabilities reflected on the face of the Company Unaudited Interim Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by the Company or its Subsidiaries since the date of the Company Unaudited Interim Balance Sheet in the Ordinary Course of Business and which are not in excess of $100,000 in the aggregate; (c) Liabilities for performance of obligations of the Company or any of its Subsidiaries under Company Contracts; (d) Liabilities incurred in connection with the Contemplated Transactions, including Company Transaction Expenses; and (e) Liabilities listed in Section 2.09 of the Company Disclosure Schedule.

Section 2.10    Title to Assets. Each of the Company and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it that are material to the Company or its business, including: (a) all assets reflected on the Company Unaudited Interim Balance Sheet; and (b) all other assets reflected in the books and records of the Company or any of its Subsidiaries as being owned by the Company or such Subsidiary. All of such assets are owned or, in the case of leased assets, leased by the Company or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

Section 2.11    Real Property; Leasehold. Neither the Company nor any of its Subsidiaries owns or has ever owned any real property. The Company has made available to Parent (a) an accurate and complete list of all real properties with respect to which the Company directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by the Company or any of its Subsidiaries, and (b) copies of all leases under which any such real property is possessed (the “Company Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.

Section 2.12    Intellectual Property.

(a)    The Company, directly or through any of its Subsidiaries, owns, or has the right to use, as currently being used or contemplated to be used by the Company or any of its Subsidiaries, all Company IP Rights, and with respect to Company IP Rights that are owned by or exclusively licensed to the Company or any of its Subsidiaries, has the right to bring actions for the infringement of such Company IP Rights, in each case except for any failure to own or have such right to use, or to have the right to bring actions, that would not reasonably be expected to have a Company Material Adverse Effect.

(b)    Section 2.12(b) of the Company Disclosure Schedule is an accurate, true and complete listing of all Company Registered IP.

(c)    Section 2.12(c) of the Company Disclosure Schedule accurately identifies (i) all Company Contracts pursuant to which Company IP Rights are licensed to the Company or any of its Subsidiaries (other than (A) any non-customized, commercially available software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software, and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of the Company’s or any of its Subsidiaries’ products or services (“Company Off-the-Shelf Software”), and (B) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials), and (ii) whether the license or licenses granted to the Company or any of its Subsidiaries are exclusive or non-exclusive.

(d)    Section 2.12(d) of the Company Disclosure Schedule accurately identifies each Company Contract pursuant to which the Company or any of its Subsidiaries has granted to any third party any license under, or any third party has otherwise received or acquired from the Company or any of its Subsidiaries any right (whether or not currently exercisable) or interest in, any Company IP Rights (other than (i) any confidential information provided under confidentiality agreements, and (ii) any Company IP Rights non-exclusively licensed to suppliers or service providers for the sole purpose of enabling such supplier or service providers to provide services for the Company’s benefit).

(e)    Neither the Company nor any of its Subsidiaries is bound by, and no Company IP Rights are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company or any of its Subsidiaries to use, exploit, assert, or enforce any Company IP Rights anywhere in the world, in each case, in a manner that would materially limit the business of the Company as currently conducted or planned to be conducted.

(f)    The Company or one of its Subsidiaries exclusively owns all right, title, and interest to and in the Company IP Rights (other than (i) Company IP Rights exclusively and non-exclusively licensed to the Company or one of its Subsidiaries, as identified in Section 2.12(c) of the Company Disclosure Schedule, (ii) any Company Off-the-Shelf Software, and (iii) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:

(i)    All documents and instruments necessary to register or apply for or renew registration of Company Registered IP have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Body, except for any such failure that, individually or collectively, would not reasonably be expected to have a Company Material Adverse Effect.

(ii)    Each Person who is or was an employee or contractor of the Company or any of its Subsidiaries and who is or was involved in the creation or development of any material Company IP Rights purported to be owned by the Company has signed a valid, enforceable agreement containing an assignment of such Intellectual Property to the Company or such Subsidiary and confidentiality provisions protecting trade secrets and confidential information of the Company and its Subsidiaries, except for any such failures that, individually or collectively, would not reasonably be expected to have a Company Material Adverse Effect.

(iii)    To the Knowledge of the Company, no current or former stockholder, officer, director, or employee of the Company or any of its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any Company IP Rights purported to be owned by the Company, except for any such claims, rights or interests that, individually or collectively, would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no employee of the Company or any or any of its Subsidiaries is (A) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for the Company or such Subsidiary or (B) in breach of any Contract with any former employer or other Person concerning Company IP Rights purported to be owned by the Company or confidentiality provisions protecting trade secrets and confidential information comprising Company IP Rights purported to be owned by the Company.

(iv)    Except as set forth in Section 2.12(f)(iv) of the Company Disclosure Schedule, no funding, facilities, or personnel of any Governmental Body were used, directly or indirectly, to develop or create, in whole or in part, any Company IP Rights in which the Company or any of its Subsidiaries has an ownership interest.

(v)    The Company and each of its Subsidiaries has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that the Company or such Subsidiary holds, or purports to hold, as a material trade secret.

(vi)    As of the date of this Agreement, except as set forth in Section 2.12(f)(vi) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has granted any licenses or covenants not to sue, or sold or otherwise transferred (other than standard non-exclusive licenses or rights to use granted to customers, suppliers or service providers in the ordinary course of its business) any material Company IP Rights to any third party, and there exists no obligation by the Company or any of its Subsidiaries to assign, license or otherwise transfer any material Company IP Rights to any third party.

(vii)    To the Knowledge of the Company, the Company IP Rights constitute all Intellectual Property necessary for the Company and its Subsidiaries to conduct its business as currently conducted and planned to be conducted, provided that the foregoing is not intended to be a representation or warranty with respect to non-infringement.

(g)    The Company has delivered or made available to Parent a complete and accurate copy of all Company IP Rights Agreements required to be listed on Section 2.12(c) or Section 2.12(d) of the Company Disclosure Schedule. Except as set forth on Section 2.12(g) of the Company Disclosure Schedule, with respect to each such Company IP Rights Agreement: (i) such agreement is valid and binding on the Company or its Subsidiaries, as applicable, and in full force and effect, subject to the Enforceability Exceptions; (ii) the Company has not received any written notice of termination or cancellation under such agreement, or received any written notice of breach or default under such agreement, which breach has not been cured or waived; and (iii) neither the Company nor its Subsidiaries, and, to the Knowledge of the Company, no other party to any such agreement, is in breach or default thereof in any material respect. To the Knowledge of the Company, the consummation of the Contemplated Transactions will neither result in the modification, cancellation, termination, suspension of, or acceleration of any payments with respect to, such Company IP Rights Agreements, nor give any third party to any such Company IP Rights Agreement the right to do any of the foregoing. Following the closing of the Contemplated Transactions, the Company and its Subsidiaries will be permitted to exercise all of the rights of the Company or its Subsidiaries under such agreements to the same extent, in all material respects, the Company or its Subsidiaries would have been able had the Contemplated Transactions not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Company or its Subsidiaries would otherwise be required to pay.

(h)    The manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by the Company or any of its Subsidiaries does not and will not violate any license or agreement between the Company or its Subsidiaries and any third party, and, to the Knowledge of the Company, does not and will not infringe or misappropriate any Intellectual Property right of any other party, which violation, infringement or misappropriation would reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no third party is infringing upon, or violating any license or agreement with the Company or its Subsidiaries relating to, any material Company IP Rights.

(i)    There is no current or pending Legal Proceeding (including opposition, interference or other proceeding in any patent or other government office) contesting the validity of, or the Company’s or any of its Subsidiaries’ ownership or right to use, sell, license or dispose of, any Company IP Rights. Neither the Company nor any of its Subsidiaries has received any written notice asserting that any Company IP Rights, the right to use, sell, license or dispose of such Company IP Rights, or such right to use, sale, license or disposition of such Company IP Rights conflicts with or infringes or misappropriates or will conflict with or infringe or misappropriate the rights of any other Person except for assertions that, if true, individually or collectively, would not reasonably be expected to have a Company Material Adverse Effect.

(j)    Each item of Company IP Rights that is Company Registered IP is and at all times has been filed and maintained in compliance with all applicable Law and all filings, payments, and other actions required to be made or taken to maintain such item of Company Registered IP in full force and effect have been made by the applicable deadline, except for any failure to perform any of the foregoing that, individually or collectively, would not reasonably be expected to have a Company Material Adverse Effect.

(k)    To the Knowledge of the Company, no trademark (whether registered or unregistered) or trade name owned, used, or applied for by the Company or any of its Subsidiaries conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person.

(l)    Except as set forth in the Contracts listed on Section 2.12(j) of the Company Disclosure Schedule or for Company Contracts entered into in the Ordinary Course of Business: (i) neither the Company nor any of its

Subsidiaries is bound by any Contract wherein the Company or any of its Subsidiaries has expressly agreed to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim, and (ii) neither the Company nor any of its Subsidiaries has ever expressly assumed, or expressly agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility is material and remains in force as of the date of this Agreement.

Section 2.13    Agreements, Contracts and Commitments.

(a)    Section 2.13(a) of the Company Disclosure Schedule lists the following Company Contracts in effect as of the date of this Agreement (each, a “Company Material Contract” and collectively, the “Company Material Contracts”):

(i)    each Company Contract relating to any retention, change in control or transaction bonus or severance or other termination obligation to any Company Associate;

(ii)    each Company Contract requiring payments by the Company after the date of this Agreement in excess of $150,000 pursuant to its express terms with any Company Associate;

(iii)    each Company Contract relating to any agreement or plan, including any Company Employee Plan, any of the benefits of which will be increased, or the vesting or payment of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment), or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;

(iv)    each Company Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $250,000 or creating any material Encumbrances with respect to any assets of the Company or any of its Subsidiaries or any loans or debt obligations with officers or directors of the Company;

(v)    each Company Contract requiring payment by or to the Company after the date of this Agreement in excess of $250,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions); (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of the Company; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which the Company has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which the Company has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by the Company; or (D) any Contract to license any third party to manufacture or produce any product, service or technology of the Company or any Contract to sell, distribute or commercialize any products or service of the Company, in each case, except for Company Contracts entered into in the Ordinary Course of Business;

(vi)    each Company Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company in connection with the Contemplated Transactions;

(vii)    each Company Real Estate Lease; or

(viii)    any other Company Contract that is not terminable at will (with no penalty or payment) by the Company or its Subsidiaries, as applicable and (A) which involves payment or receipt by the Company or its Subsidiaries after the date of this Agreement under any such agreement, contract or commitment of more than $250,000 in the aggregate, or obligations after the date of this Agreement in excess of $250,000 in the aggregate, or (B) that is material to the business or operations of the Company and its Subsidiaries, taken as a whole.

(b)    The Company has delivered or made available to Parent accurate and complete copies of all Company Material Contracts, including all amendments thereto. There are no Company Material Contracts that are not in written form. Neither the Company nor any of its Subsidiaries has, nor to the Company’s Knowledge, as of the date of this Agreement has any other party to a Company Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Company Material Contract in such manner as would permit any other party to cancel or terminate any such Company Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Company Material Adverse Effect. As to the Company and its Subsidiaries, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Company Material Contract to change, any material amount paid or payable to the Company under any Company Material Contract or any other material term or provision of any Company Material Contract.

Section 2.14    Compliance; Permits; Restrictions.

(a)    The Company and each of its Subsidiaries are, and since January 1, 2016 have been, in compliance in all material respects with all applicable Laws, including the regulations adopted thereunder, and any other similar Law administered or promulgated by the Food and Drug Administration (“FDA”) or other comparable Governmental Body responsible for regulation of the development, clinical testing, manufacturing, sale, marketing, distribution and importation or exportation of drug products (“Drug Regulatory Agency”), except for any noncompliance, either individually or in the aggregate, which would not be material to the Company. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries. There is no agreement, judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or any of its Subsidiaries, any acquisition of material property by the Company or any of its Subsidiaries or the conduct of business by the Company or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on the Company’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b)    The Company and its Subsidiaries hold all required Governmental Authorizations which are material to the operation of the business of the Company and its Subsidiaries as currently conducted (collectively, the “Company Permits”). Section 2.14(b) of the Company Disclosure Schedule identifies each Company Permit. Each of the Company and its Subsidiaries is in material compliance with the terms of the Company Permits. No Legal Proceeding is pending or, to the Knowledge of the Company, threatened, which seeks to revoke, limit, suspend, or materially modify any Company Permit.

(c)    There are no proceedings pending or threatened with respect to an alleged material violation by the Company or any of its Subsidiaries of the Federal Food, Drug, and Cosmetic Act (“FDCA”), FDA regulations adopted thereunder, the Controlled Substance Act or any other similar Law promulgated by a Drug Regulatory Agency.

(d)    The Company and each of its Subsidiaries holds all required Governmental Authorizations issuable by any Drug Regulatory Agency necessary for the conduct of the business of the Company or such Subsidiary as currently conducted, and, as applicable, the development, clinical testing, manufacturing, marketing, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (the “Company Product Candidates”) (collectively, the “Company Regulatory Permits”) and no such Company Regulatory Permit has been (i) revoked, withdrawn, suspended, canceled or terminated or (ii) modified in any adverse manner, other than immaterial adverse modifications. The Company and each of its Subsidiaries are in compliance in all material respects with the Company Regulatory Permits and have not received any written notice or other written communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Company Regulatory Permit, or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Company Regulatory Permit. Except for the information and files identified in Section 2.14(d) of the Company Disclosure Schedule, the Company has made available to Parent all information requested by Parent in the Company’s or its Subsidiaries’ possession or control relating to the Company Product Candidates and the development, clinical testing, manufacturing, importation and exportation of the Company Product Candidates, including complete copies of the following (to the extent there are any): (x) adverse event reports; clinical study reports and material study data; inspection reports, notices of adverse findings, warning letters, filings and letters and other material written correspondence to and from any Drug Regulatory Agency; and meeting minutes with any Drug Regulatory Agency; and (y) similar material reports, material study data, notices, letters, filings, correspondence and meeting minutes with any other Governmental Body. To the Knowledge of the Company, there are no studies, tests or trials the results of which the Company believes reasonably call into question (I) the study, test or trial results of any Company Product Candidates, (II) the efficacy or safety of any Company Product Candidates, or (III) any of the Company’s filings with any Governmental Body.

(e)    All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, the Company or its Subsidiaries, or in which the Company or its Subsidiaries or their respective current products or product candidates, including the Company Product Candidates, have participated, were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with the applicable regulations of the Drug Regulatory Agencies and other applicable Law, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. Since January 1, 2016, neither the Company nor any of its Subsidiaries has received any notices, correspondence, or other communications from any Drug Regulatory Agency requiring, or threatening to initiate, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, the Company or any of its Subsidiaries or in which the Company or any of its Subsidiaries or their respective current products or product candidates, including the Company Product Candidates, have participated.

(f)    Neither the Company nor any of its Subsidiaries is the subject of any pending or, to the Knowledge of the Company, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion (i) under 21 U.S.C. Section 335a, or (ii) any similar applicable Law. To the Knowledge of the Company, no debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against the Company, any of its Subsidiaries or any of their respective officers, employees or agents.

Section 2.15    Legal Proceedings; Orders.

(a)    Except as set forth in Section 2.15 of the Company Disclosure Schedule, there is no pending Legal Proceeding, and no Person has threatened in writing to commence any Legal Proceeding: (i) that involves the Company or any of its Subsidiaries, any Company Associate (in his or her capacity as such) or any of the material assets owned or used by the Company or its Subsidiaries; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b)    Except as set forth in Section 2.15 of the Company Disclosure Schedule, since January 1, 2017, no Legal Proceeding has been pending against the Company that resulted in material liability to the Company.

(c)    There is no order, writ, injunction, judgment or decree to which the Company or any of its Subsidiaries, or any of the material assets owned or used by the Company or any of its Subsidiaries, is subject.

To the Knowledge of the Company, no officer or other Key Employee of the Company or any of its Subsidiaries is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company or any of its Subsidiaries or to any material assets owned or used by the Company or any of its Subsidiaries.

Section 2.16    Tax Matters.

(a)    The Company and each of its Subsidiaries have timely filed all federal income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Law. Subject to exceptions as would not be material, no claim has ever been made by an authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that it is subject to taxation by that jurisdiction.

(b)    All material Taxes due and owing by the Company or any of its Subsidiaries on or before the date hereof (whether or not shown on any Tax Return) have been timely paid. Since the date of the Company Unaudited Interim Balance Sheet, neither the Company nor any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

(c)    The Company and each of its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any Company Associate, creditor, stockholder, or other third party.

(d)    There are no Encumbrances for material Taxes upon any of the assets of the Company or any of its Subsidiaries other than Permitted Encumbrances.

(e)    No deficiencies for material Taxes with respect to the Company or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending (or, based on written notice, threatened) material audits, assessments or other actions for or relating to any liability in respect of Taxes of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries (or any of their predecessors) has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.

(f)    Neither the Company nor any of its Subsidiaries (i) has either agreed or is required to make any material adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; (ii) has elected at any time to be treated as an “S corporation” (within the meaning of Sections 1361 or 1362 of the Code); or (iii) has made any of the foregoing elections, or is required to apply any of the foregoing rules, under any comparable state or local Tax provision.

(g)    Neither the Company nor any of its Subsidiaries is a party to any material Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers, creditors and landlords, the primary purpose of which do not relate to Taxes.

(h)    Neither the Company nor any of its Subsidiaries has ever been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is the Company). Neither the Company nor any of its Subsidiaries has any material Liability for the Taxes of any Person (other than the Company and any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor or by Contract.

(i)    Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code since January 1, 2017.

(j)    Neither the Company nor any of its Subsidiaries has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(k)    Neither the Company nor any of its Subsidiaries (i) has been a shareholder of a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of state, local or foreign law); (ii) has been a “personal holding company” as defined in Section 542 of the Code (or any similar provision of state, local or foreign law); (iii) has been a shareholder of a “passive foreign investment company” (within the meaning of Section 1297 of the Code); or (iv) has engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty), or otherwise become subject to Tax jurisdiction in a country other than the country of its formation.

(l)    Neither the Company nor any of its Subsidiaries (or any of their respective predecessors) (i) is or was a “surrogate foreign corporation” (within the meaning of Section 7874(a)(2)(B) of the Code) or is treated as a U.S. corporation under Section 7874(b) of the Code, or (ii) was created or organized in the United States such that such entity would be taxable in the United States as a domestic entity pursuant to the dual charter provision of Treasury Regulations Section 301.7701-5(a).

(m)    Except as set forth on Section 2.16(m) of the Company Disclosure Schedule, no entity classification election pursuant to Treasury Regulations Section 301.7701-3 has been filed with respect to the Company or any of its Subsidiaries.

(n)    Neither the Company nor any of its Subsidiaries has knowledge of any facts or has taken or agreed to take any action that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” (within the meaning of Section 368(a) of the Code).

(o)    Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any installment sale or other transaction on or prior to the Closing Date, any accounting method change or agreement with any Governmental Body filed or made on or prior to the Closing Date, any prepaid amount received on or prior to the Closing, any intercompany transaction or excess loss account described in Section 1502 of the Code (or any corresponding provision of state, local or foreign Tax law) or any election under Section  108(i) of the Code.

Section 2.17    Employee and Labor Matters; Benefit Plans.

(a)    Section 2.17(a) of the Company Disclosure Schedule lists all written and describes the material terms of all non-written employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, equity-based, incentive, deferred compensation, retirement or supplemental retirement, profit sharing, severance, golden parachute, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs and other similar material fringe or employee benefit plans, programs or arrangements, including any employment or executive compensation or severance agreements, written or otherwise, which are currently in effect relating to any Company Associate (or any present or former employee, consultant or director of any trade or business (whether or not incorporated) which is a Company Affiliate) or which is maintained by, administered or contributed to by, or required to be contributed to by, the Company or any of its Subsidiaries, or under which the Company or any of its Subsidiaries has incurred or may incur any liability (each, a “Company Employee Plan”).

(b)    With respect to each Company Employee Plan, the Company has made available to Parent a true and complete copy of, to the extent applicable, (i) such Company Employee Plan, (ii) the three most recent annual reports (Form 5500 and all schedules and financial statements attached thereto) as filed with the IRS, (iii) each currently effective trust agreement related to such Company Employee Plan and any amendments thereto, (iv) the most recent summary plan description for each Company Employee Plan for which such description is required, along with all summaries of material modifications, and (v) the most recent IRS determination or opinion letter or analogous ruling under foreign law issued with respect to any Company Employee Plan.

(c)    Each Company Employee Plan has been maintained in compliance, in all material respects, with its terms and, both as to form and operation, with all applicable Law, including the Code and ERISA. All contributions, reserves, or premium payments (including all employer contributions and employee salary reduction contributions) that are due as of the date hereof have been made to or paid on behalf of each Company Employee Plan.

(d)    Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter with respect to such qualified status from the IRS. Nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Employee Plan or the exempt status of any related trust.

(e)    No Company Employee Plan is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, and neither the Company nor any of its Subsidiaries or Company Affiliates has ever maintained, contributed to or partially or completely withdrawn from, or incurred any obligation or liability with respect to, any such plan. No Company Employee Plan is a Multiemployer Plan, and neither the Company nor any of its Subsidiaries or Company Affiliates has ever contributed to or had an obligation to contribute, or incurred any liability in respect of a contribution, to any Multiemployer Plan. No Company Employee Plan is a Multiple Employer Plan.

(f)    Neither the Company nor any of its Subsidiaries has engaged in any transaction in violation of Sections 404 or 406 of ERISA or any “prohibited transaction,” as defined in Section 4975(c)(1) of the Code, for which no exemption exists under Section 408 of ERISA or Section 4975(c)(2) or (d) of the Code, or has otherwise violated the provisions of Part 4 of Title I, Subtitle B of ERISA. Neither the Company nor any of its Subsidiaries has knowingly participated in a violation of Part 4 of Title I, Subtitle B of ERISA by any plan fiduciary of any Company Employee Plan subject to ERISA and neither the Company nor any of its Subsidiaries has been assessed any civil penalty under Section 502(l) of ERISA.

(g)    Except as set forth in Section 2.17(g) of the Company Disclosure Schedule, no Company Employee Plan provides for medical or death benefits beyond termination of service or retirement, other than (i) for group health plan continuation coverage pursuant to COBRA or an analogous state Law requirement or (ii) death or retirement benefits under a Company Employee Plan qualified under Section 401(a) of the Code. Neither the Company nor any of its Subsidiaries sponsors or maintains any self-funded employee benefit plan.

(h)    No Company Employee Plan is subject to any Law of a foreign jurisdiction outside of the United States.

(i)    Each Company Employee Plan that is a “group health plan” (within the meaning of Section 5000(b)(1) of the Code) is in compliance in material respects with the applicable terms of the Patient Protection and Affordable Care Act of 2010, as amended, including the market reform mandates and the employer-shared responsibility requirements, and no event has occurred nor circumstances exist that would cause the Company to be subject to any Taxes assessable under Sections 4980H(a) and 4980H(b) of the Code. The Company has complied in all material respects with the annual health insurance coverage reporting requirements under Code Sections 6055 and 6056.

(j)    With respect to all Company Options, (i) each Company Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies, (ii) each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the Company Board (or a duly constituted and authorized committee thereof), (iii) each Company Option grant was made in accordance with the terms of the applicable Company Plan and all other applicable Law and (iv) the per share exercise price of each Company Option was not less than the fair market value of a share of Company Common Stock on the applicable Grant Date.

(k)    To the Knowledge of the Company, no Company Options or other equity-based awards issued or granted by the Company are subject to the requirements of Code Section 409A. To the Knowledge of the Company, each “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) (each, a “409A Plan”) under which the Company makes, is obligated to make or promises to make, payments, complies in all material respects, in both form and operation, with the requirements of Code Section 409A and the guidance thereunder. No payment to be made under any 409A Plan is, or to the Knowledge of the Company will be, subject to the penalties of Code Section 409A(a)(1).

(l)    The Company and each of its Subsidiaries is in material compliance with all applicable Laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case,: (i) has withheld and reported all material amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments to Company Associates, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Company Associates (other than routine payments to be made in the Ordinary Course of Business). There are no actions, suits, claims or administrative matters pending or, to the Knowledge of the Company, threatened or reasonably anticipated against the Company or any of its Subsidiaries relating to any Company Associate, employment agreement, consulting agreement or Company Employee Plan (other than routine claims for benefits).

(m)    Neither the Company nor any of its Subsidiaries has any material liability with respect to any misclassification of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer, or (iii) any employee currently or formerly classified as exempt from overtime wages. Neither the Company nor any Subsidiary has taken any action which would constitute a “plant closing” or “mass layoff” (within the meaning of the WARN Act or similar state or local law), issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied. No terminations of employees of the Company or any of its Subsidiaries prior to the Closing would trigger any notice or other obligations under the WARN Act or similar state or local law.

(n)    There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, union organizing activity, question concerning representation or any similar activity or dispute, affecting the Company or any of its Subsidiaries. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute. The Company is not a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing or to the Knowledge of the Company, purporting to represent or seeking to represent any employees of the Company or its Subsidiaries, including through the filing of a petition for representation election.

(o)    Neither the Company nor any of its Subsidiaries is, nor has the Company or any of its Subsidiaries been, engaged in any “unfair labor practice” (within the meaning of the National Labor Relations Act). There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of the Company, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Company Associate, including charges of unfair labor practices or discrimination complaints.

(p)    Neither the Company nor any of its Subsidiaries is a party to any Contract that has resulted or would reasonably be expected to result, separately or in the aggregate, in the payment of any “excess parachute payment” (within the meaning of Section 280G of the Code) in connection with the Contemplated Transactions (either by itself or when combined with any other event). There is no contract, agreement, plan or arrangement to which the Company or any Company Affiliate is a party or by which it is bound to compensate any Person for taxes paid pursuant to Sections 409A or 4999 of the Code.

(q)    Except as otherwise specifically contemplated by the terms of this Agreement or as set forth in Section 2.17(q) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the Contemplated Transactions (either by themselves or when combined with any other event), will (i) result in any payment becoming due to any Company Associate, (ii) increase any benefits otherwise payable under any Company Employee Plan, (iii) result in the acceleration of the time of payment or vesting of any such benefits under any Company Employee Plan, or (iv) result in any obligation to fund any trust or other arrangement with respect to compensation or benefits under a Company Employee Plan.

Section 2.18    Environmental Matters. Since January 1, 2016, the Company and each of its Subsidiaries has complied with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received, since January 1, 2016, any written notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that the Company or any of its Subsidiaries is not in compliance with any Environmental Law and, to the Knowledge of the Company, there are no circumstances that may prevent or interfere with the Company’s or any of its Subsidiaries’ compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company: (i) no current or prior owner of any property leased or controlled by the Company or any of its Subsidiaries has received, since January 1, 2016, any written notice or other communication relating to property owned or leased at any time by the Company or any of its Subsidiaries, whether from a Governmental Body, citizens group, employee or otherwise, that alleges that such current or prior owner or the Company or any of its Subsidiaries is not in compliance with or violated any Environmental Law relating to such property, and (ii) neither the Company nor any of its Subsidiaries has any material liability under any Environmental Law.

Section 2.19    Insurance. The Company has delivered to Parent accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and each of its Subsidiaries. Each of such insurance policies is in full force and effect and the Company and each of its Subsidiaries are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2016, neither the Company nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. The Company and each of its Subsidiaries have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against the Company or any of its Subsidiaries for which the Company or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company or any of its Subsidiaries of its intent to do so.

Section 2.20    No Financial Advisors. Except as set forth on Section 2.20 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 2.21    Disclosure. The information supplied by the Company and each of its Subsidiaries for inclusion in the Proxy Statement (including any of the Company Financial Statements) will not, as of the date of the Proxy Statement or as of the date such information is prepared or presented, (i) contain any statement that is inaccurate or misleading with respect to any material facts, or (ii) omit to state any material fact necessary in order to make such information, in light of the circumstances under which such information will be provided, not false or misleading.

Section 2.22    Transactions with Affiliates. Section 2.22 of the Company Disclosure Schedule describes any material transactions or relationships, since January 1, 2018, between, on one hand, the Company or any of its Subsidiaries, and, on the other hand, any (a) executive officer or director of the Company or any of its Subsidiaries or any of such executive officer’s or director’s immediate family members, (b) owner of more than five percent (5%) of the voting power of the outstanding Company Capital Stock, or (c) to the Knowledge of the Company, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company or its Subsidiaries); in the case of each of clause (a), (b) or (c) immediately preceding that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

Section 2.23    No Other Representations or Warranties. The Company hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither Parent nor Merger Sub, nor any other Person on behalf of Parent or Merger Sub, makes any express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to the Company or any of its Subsidiaries or any of their respective stockholders or Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of Parent and Merger Sub set forth in Article III (in each case as qualified and limited by the Parent Disclosure Schedule and Parent SEC Disclosure Documents, as set forth in the first paragraph of Article III)) none of the Company or its Subsidiaries or any of their respective Representatives or stockholders has relied on any such information (including the accuracy or completeness thereof).

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Subject to Section 10.14(e), except (a) as set forth, with respect to any specific subsection in this Article III, in the corresponding subsection of the written disclosure schedule delivered by the Parent to the Company concurrently with the execution and delivery hereof (the “Parent Disclosure Schedule”) or (b) as disclosed in the Parent SEC Documents (i) filed with the SEC on or after January 1, 2019 and prior to the date hereof, and (ii) publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (A) without giving effect to any amendment thereof filed with, or furnished to, the SEC on or after the date hereof, and (B) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other Section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) (the “Parent SEC Disclosure Documents”), and provided that (x) no information disclosed in such Parent SEC Documents shall be deemed disclosed for purposes of any Parent Fundamental Representations or Parent Capitalization Representations, (y) the information disclosed in such Parent SEC Documents shall be deemed to be disclosed in a Section of the Parent Disclosure Schedule only to the extent that it is readily apparent from a reading of such Parent SEC Documents that it is applicable to such Section of the Parent Disclosure Schedule, and (z) in the event of any inconsistency between the disclosures in the Parent Disclosure Schedule and such Parent SEC Documents, the inconsistent disclosures in such Parent SEC Documents shall be ignored (it being understood that, subject to clauses (x) and (y) immediately preceding, the omission of a disclosure in a Section of the Parent Disclosure Schedule shall not be deemed to be an inconsistency), Parent and Merger Sub each represents and warrants to the Company as follows:

Section 3.01    Due Organization; Subsidiaries.

(a)    Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which it is bound. Since the date of its incorporation, Merger Sub has not engaged in any activities other than as contemplated by this Agreement.

(b)    Parent is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Parent Material Adverse Effect.

(c)    Parent has no Subsidiaries except for Merger Sub and neither Parent nor Merger Sub owns any capital stock of, or any equity ownership or profit sharing interest of any nature in, or control directly or indirectly, any other Entity other than Merger Sub. Neither Parent nor Merger Sub is or has otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Neither Parent nor Merger Sub has agreed or is obligated to make, nor is either such Party bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Neither Parent nor Merger Sub has, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

Section 3.02    Organizational Documents. Parent has made available to the Company accurate and complete copies of its and Merger Sub’s Organizational Documents. Neither Parent nor Merger Sub is in breach or violation its Organizational Documents in any material respect.

Section 3.03    Authority; Binding Nature of Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Parent Board (at meetings duly called and held) has: (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders; (b) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement; and (c) determined to recommend that the stockholders of Parent vote to approve this Agreement and, upon the terms and subject to the conditions set forth in this Agreement, the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement. The Merger Sub Board (by unanimous written consent) has: (x) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder; (y) deemed advisable and approved this Agreement and the Contemplated Transactions; and (z) determined to recommend that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve, upon the terms and subject to the conditions set forth in this Agreement, the Contemplated Transactions. This Agreement and each other Transaction Document to which Parent or Merger Sub is a party or signatory has been (in the case of this Agreement and any Transaction Document executed and delivered by Parent or Merger Sub in connection herewith) or will be (in the case of any other Transaction Document to be executed and delivered by Parent or Merger Sub at or prior to the Effective Time) duly executed and delivered by Parent or Merger Sub and, assuming the due authorization, execution and delivery by the Company (in the case of this Agreement) or the other parties (other than Parent or Merger Sub) thereto (in the case of any other Transaction Document), constitutes or will constitute, as the case may be, the legal, valid and binding obligation of Parent or Merger Sub, enforceable against Parent or Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

Prior to the execution of the Parent Stockholder Support Agreement, the Parent Board approved the Parent Stockholder Support Agreement and the transactions contemplated thereby.

Section 3.04    Vote Required. (a) The affirmative vote of the holders of a majority of the outstanding shares of Parent Common Stock is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve the Parent Reverse Stock Split, and (b) the affirmative vote of a majority of the votes cast at the Parent Stockholders’ Meeting at which a quorum is present is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve all other Parent Stockholder Matters (the “Required Parent Stockholder Vote”).

Section 3.05    Non-Contravention; Consents. Subject to obtaining the Required Parent Stockholder Vote, the filing of the Certificate of Merger required by the DGCL, and the approval of the Nasdaq Listing Application by Nasdaq prior to the Effective Time, neither (x) the execution, delivery or performance of this Agreement by Parent or Merger Sub, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a)    contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Parent or Merger Sub;

(b)    contravene, conflict with or result in a material violation of, or give any Governmental Body or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which Parent or Merger Sub, or any of the assets owned or used by Parent or Merger Sub, is subject;

(c)    contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Parent; except as would not be material to Parent or its business;

(d)    contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Parent Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Parent Material Contract; (ii) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Parent Material Contract; (iii) accelerate the maturity or performance of any Parent Material Contract; or (iv) cancel, terminate or modify any term of any Parent Material Contract, except in the case of any non-material violation, breach, default, penalty or modification; or

(e)    result in the imposition or creation of any Encumbrance upon or with respect to any material asset owned or used by Parent or Merger Sub (except for Permitted Encumbrances).

Except for (i) any Consent set forth on Section 3.05 of the Parent Disclosure Schedule under any Parent Contract, (ii) the Required Parent Stockholder Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (iv) the approval of the Nasdaq Listing Application by Nasdaq, and (v) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws; neither Parent nor Merger Sub is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Contemplated Transactions. The Parent Board and the Merger Sub Board have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Parent Stockholder Support Agreement and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, the Parent Stockholder Support Agreement or any of the other Contemplated Transactions.

Section 3.06    Capitalization.

(a)    The authorized capital stock of Parent consists of (i) 200,000,000 shares of Parent Common Stock, par value $0.0001 per share, of which 33,170,487 shares have been issued and are outstanding as of December 31, 2019 (the “Capitalization Date”), and (ii) 10,000,000 shares of Preferred Stock, par value $0.0001 per share, of which no shares have been issued and are outstanding as of the Capitalization Date. Parent does not hold any shares of its capital stock in its treasury. As of the date of this Agreement, Parent Warrants to purchase 13,468 shares of Parent Common Stock are outstanding. Section 3.06(a) of the Parent Disclosure Schedule lists, as of the date of this Agreement, (A) each record holder of issued and outstanding Parent Warrants, (B) the number and type of shares subject to each such Parent Warrant, (C) the exercise price of each such Parent Warrant, (D) the termination date of each such Parent Warrant and (E) whether and to what extent any holders of Parent Warrants shall be required to exercise such Parent Warrants prior to the Effective Time.

(b)    The authorized capital stock of Merger Sub consists of 1,000 shares of Merger Sub Common Stock, of which 1,000 shares have been issued and are outstanding as of the date of this Agreement. Merger Sub does not hold any shares of its capital stock in its treasury. Merger Sub has not issued any options, warrants or other Equity Equivalents to purchase or otherwise acquire any shares of its capital stock.

(c)    All of the outstanding shares of Parent Common Stock and Merger Sub Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. None of the outstanding shares of Parent Common Stock or Merger Sub Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. None of the outstanding shares of Parent Common Stock or Merger Sub Common Stock is subject to any right of first refusal in favor of Parent or Merger Sub. Except as contemplated hereby, there is no Parent Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Parent Common Stock or Merger Sub Common Stock. Neither Parent nor Merger Sub is under any obligation, nor is Parent or Merger Sub bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Parent Common Stock or Merger Sub Common Stock or other securities. Section 3.06(c) of the Parent Disclosure Schedule accurately and completely describes all repurchase rights held by Parent or Merger Sub with respect to shares of Parent Common Stock (including shares issued pursuant to the exercise of stock options) or Merger Sub Common Stock and specifies which of those repurchase rights are currently exercisable.

(d)    Except for Parent 2006 Equity Incentive Plan, as amended, the Parent 2013 Incentive Award Plan, and the Parent Non-Employee Director Compensation Program (collectively, the “Parent Stock Plans”) and the 2013 Employee Stock Purchase Plan (the “Parent ESPP”), or as set forth on Section 3.06(d) of the Parent Disclosure Schedule, Parent does not have any other Equity Compensation Plan. As of the date of this Agreement, Parent has reserved 7,589,979 shares of Parent Common Stock for issuance under the Parent Stock Plans, of which 886,093 shares have been issued and are currently outstanding, 1,299,137 shares have been reserved for issuance upon exercise of Parent Options granted under the Parent Stock Plans, 1,453,311 shares have been reserved for issuance upon settlement of outstanding Parent RSUs granted under the Parent Stock Plans and 3,951,438 shares remain available for future issuance pursuant to the Parent Stock Plans. As of the date of this Agreement, 489,246 shares of Parent Common Stock are reserved and remain available for future issuance pursuant to the Parent ESPP. Section 3.06(d) of the Parent Disclosure Schedule sets forth the following information with respect to each Parent Option outstanding as of the date of this Agreement: (i) the name of the optionee; (ii) the number of shares of Parent Common Stock subject to such Parent Option at the time of grant; (iii) the number of shares of Parent Common Stock subject to such Parent Option as of the date of this Agreement; (iv) the exercise price of such Parent Option; (v) the date on which such Parent Option was granted; (vi) the applicable vesting schedule, including the number of vested and unvested shares as of the date of this Agreement; (vii) the date on which such Parent Option expires; and (viii) whether such Parent Option is intended to constitute an “incentive stock option” (as defined in the Code) or a non-qualified stock option. Section 3.06(d) of the Parent Disclosure Schedule also sets forth the following information with respect to each Parent RSU outstanding as of the date of this

Agreement: (A) the name of the grantee; (B) the number of shares of Parent Common Stock subject to such Parent RSU at the time of grant; (C) the number of shares of Parent Common Stock subject to such Parent RSU as of the date of this Agreement; (D) the date on which such Parent RSU was granted; and (E) the applicable vesting schedule. Parent has made available to the Company accurate and complete copies of the Parent Stock Plans and the Parent ESPP and the forms of all award agreements evidencing the equity-based awards granted thereunder. As of the date of this Agreement, no employee of Parent is participating in the ESPP, and there are no ongoing offering periods under the Parent ESPP.

(e)    Except for the outstanding Parent Warrants, Parent Options and Parent RSUs set forth on Section 3.06(a) and Section 3.06(d) of the Parent Disclosure Schedule, respectively, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Parent or Merger Sub; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Parent or Merger Sub; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Parent or Merger Sub is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that is reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Parent or Merger Sub. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Parent or Merger Sub.

(f)    All outstanding shares of Parent Common Stock, Parent Warrants, Parent Options, Parent RSUs and other securities of Parent and all outstanding shares of Merger Sub Common Stock have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.

Section 3.07    SEC Filings; Financial Statements.

(a)    Parent has delivered to the Company accurate and complete copies of all SEC Documents filed by Parent with the SEC since January 1, 2019 (the “Parent SEC Documents”), other than such documents that can be obtained on the SEC’s website at www.sec.gov. Except as set forth on Section 3.07(a) of the Parent Disclosure Schedule, all material registration statements, proxy statements, Certifications, reports, schedules, exhibits, forms and other documents required to have been filed by Parent or its officers with the SEC (the “SEC Documents”) have been so filed on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, as of the time they were filed, none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Aside from the eligibility requirement pertaining to the aggregate market value of the voting and non-voting common equity held by non-Affiliates of Parent, Parent is eligible to use a Form S-3 for primary offerings of its securities for cash. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act, and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Parent SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Laws. As used in this Section 3.07, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is filed, furnished, supplied or otherwise made available to the SEC.

(b)    The financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, except as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present, in all material respects, the financial position of Parent as of the respective dates thereof and the results of operations and cash flows of Parent for the periods covered thereby. Other than as expressly disclosed in the Parent SEC Disclosure Documents, there has been no material change in Parent’s accounting methods or principles that would be required to be disclosed in Parent’s financial statements in accordance with GAAP. The books of account and other financial records of Parent and each of its Subsidiaries are true and complete in all material respects.

(c)    Parent’s independent registered accounting firm has at all times since the date Parent become subject to the applicable provisions of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) to the Knowledge of Parent, “independent” with respect to Parent (within the meaning of Regulation S-X under the Exchange Act); and (iii) to the Knowledge of Parent, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.

(d)    Except as set forth on Section 3.07(d) of the Parent Disclosure Schedule, Parent has not received any comment letter from the SEC or the staff thereof or any correspondence from officials of Nasdaq or the staff thereof relating to the delisting or maintenance of listing of the Parent Common Stock on Nasdaq. Parent has delivered all of such comment letters and correspondence to the Company. Parent has not disclosed any unresolved comments in the Parent SEC Documents.

(e)    Since January 1, 2016, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, or general counsel of Parent, the Parent Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

(f)    Except as set forth on Section 3.07(f) of the Parent Disclosure Schedule, Parent is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of Nasdaq.

(g)    Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that Parent maintains records that in reasonable detail accurately and fairly reflect Parent’s transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the Parent Board, and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on Parent’s financial statements. Parent has evaluated the effectiveness of Parent’s internal control over financial reporting as of September 30, 2019, and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Parent has disclosed to Parent’s independent registered accounting firm and the Audit Committee of the Parent Board (and made available to the Company a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses, if any, in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Parent has not identified any material weaknesses in the design or operation of Parent’s internal control over financial reporting.

(h)    Parent’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the Certifications.

Section 3.08    Absence of Changes. Except as set forth on Section 3.08 of the Parent Disclosure Schedule, between December 31, 2018 and the date of this Agreement, Parent has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any Parent Material Adverse Effect.

Section 3.09    Absence of Undisclosed Liabilities. As of the date hereof, neither Parent nor Merger Sub has any Liability, individually or in the aggregate, except for: (a) Liabilities reflected on the face of the Parent Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by Parent since the date of the Parent Balance Sheet in the Ordinary Course of Business and which are not in excess of $100,000 in the aggregate; (c) Liabilities for performance of obligations of Parent or Merger Sub under Parent Contracts; (d) Liabilities incurred in connection with the Contemplated Transactions, including Parent Transaction Expenses; and (e) Liabilities described in Section 3.09 of the Parent Disclosure Schedule.

Section 3.10    Title to Assets. Parent owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it that are material to Parent or its business, including: (a) all assets reflected on the Parent Balance Sheet; and (b) all other assets reflected in the books and records of Parent as being owned by Parent. All of such assets are owned or, in the case of leased assets, leased by Parent free and clear of any Encumbrances, other than Permitted Encumbrances.

Section 3.11    Real Property; Leasehold. Parent does not own and has never owned any real property. Parent has made available to the Company (a) an accurate and complete list of all real properties with respect to which Parent directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Parent, and (b) copies of all leases under which any such real property is possessed (the “Parent Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.

Section 3.12    Agreements, Contracts and Commitments. Section 3.12 of the Parent Disclosure Schedule identifies each Parent Contract that is in effect as of the date of this Agreement and is (a) a material contract as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act, (b) a Contract to which Parent is a party or by which any of its assets and properties is currently bound, which involves annual obligations of payment by, or annual payments to, Parent in excess of $50,000, or (c) is a Parent Real Estate Lease. Parent has delivered or made available to the Company accurate and complete copies of all Contracts to which Parent or Merger Sub is a party or by which Parent or Merger Sub is bound of the type described in clauses (a)-(c) of the immediately preceding sentence (any such Contract, a “Parent Material Contract”), including all amendments thereto. There are no Parent Material Contracts that are not in written form. Parent has not nor, to Parent’s Knowledge as of the date of this Agreement, has any other party to a Parent Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Parent Material Contract in such manner as would permit any other party to cancel or terminate any such Parent Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Parent Material Adverse Effect. As to Parent, as of the date of this Agreement, each Parent Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Parent Material Contract to change, any material amount paid or payable to Parent under any Parent Material Contract or any other material term or provision of any Parent Material Contract.

Section 3.13    Compliance; Permits; Restrictions.

(a)    Parent is, and since January 1, 2016, has been in compliance in all material respects with all applicable Laws. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body is pending or, to the Knowledge of Parent, threatened against Parent. There is no agreement, judgment, injunction, order or decree binding upon Parent which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent, any acquisition of material property by Parent or the conduct of business by Parent as currently conducted, (ii) is reasonably likely to have an adverse effect on Parent’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b)    Each of Parent and Merger Sub holds all required Governmental Authorizations which are material to the operation of the business of Parent and Merger Sub as currently conducted (collectively, the “Parent Permits”). Section 3.13(b) of the Parent Disclosure Schedule identifies each Parent Permit. Each of Parent and Merger Sub is in material compliance with the terms of the Parent Permits. No Legal Proceeding is pending or, to the Knowledge of Parent, threatened, which seeks to revoke, limit, suspend, or materially modify any Parent Permit.

(c)    There are no proceedings pending or, to the Knowledge of Parent, threatened with respect to an alleged material violation by Parent of the FDCA, FDA regulations adopted thereunder, the Controlled Substance Act or any other similar Law promulgated by a Drug Regulatory Agency.

(d)    Each of Parent and Merger Sub holds all required Governmental Authorizations issuable by any Drug Regulatory Agency necessary for the conduct of the business of Parent and Merger Sub as currently conducted, and, as applicable, the development, clinical testing, manufacturing, marketing, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (the “Parent Product Candidates”) (collectively, the “Parent Regulatory Permits”) and no such Parent Regulatory Permit has been (i) revoked, withdrawn, suspended, canceled or terminated or (ii) modified in any adverse manner other than immaterial adverse modifications. Parent is in compliance in all material respects with the Parent Regulatory Permits and neither Parent nor Merger Sub has received any written notice or other written communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Parent Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Parent Regulatory Permit. Except for the information and files identified in Section 3.13(d) of the Parent Disclosure Schedule, Parent has made available to the Company all information requested by the Company in Parent’s possession or control relating to the Parent Product Candidates and, as applicable, the development, clinical testing, manufacturing, importation and exportation of the Parent Product Candidates, including complete copies of the following (to the extent there are any): (x) adverse event reports; clinical study reports and material study data; inspection reports, notices of adverse findings, warning letters, filings and letters and other material written correspondence to and from any Drug Regulatory Agency; and meeting minutes with any Drug Regulatory Agency; and (y) similar material reports, material study data, notices, letters, filings, correspondence and meeting minutes with any other Governmental Body.

(e)    All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Parent or in which Parent or its respective products or product candidates, including the Parent Product Candidates, have participated were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with the applicable regulations of the Drug Regulatory Agencies and other applicable Law, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. Other than as set forth on Section 3.13(e) of the Parent Disclosure Schedule, since January 1, 2016, neither Parent nor Merger Sub has received any notices, correspondence, or other communications from any Drug Regulatory Agency requiring or, to the Knowledge of Parent, threatening to initiate, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, Parent or in which Parent or its current products or product candidates, including the Parent Product Candidates, have participated.

(f)    Parent is not the subject of any pending or, to the Knowledge of Parent, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of Parent, Parent has not committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of Parent, Merger Sub, or, to the Knowledge of Parent, any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a material debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Law. To the Knowledge of Parent, no material debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against Parent or any of its officers, employees or agents.

Section 3.14    Legal Proceedings; Orders.

(a)    There is no pending Legal Proceeding and, to the Knowledge of Parent, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Parent or Merger Sub or any Parent Associate (in his or her capacity as such) or any of the material assets owned or used by Parent or Merger Sub; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b)    There is no order, writ, injunction, judgment or decree to which Parent, or any of the material assets owned or used by Parent is subject. To the Knowledge of Parent, no officer or other Key Employee of Parent is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Parent or to any material assets owned or used by Parent.

Section 3.15    Tax Matters.

(a)    Each of Parent and Merger Sub has timely filed all federal income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Law. Subject to exceptions as would not be material, no claim has ever been made by an authority in a jurisdiction where Parent or Merger Sub does not file Tax Returns that it is subject to taxation by that jurisdiction.

(b)    All material Taxes due and owing by Parent or Merger Sub on or before the date hereof (whether or not shown on any Tax Return) have been timely paid. Since the date of the Parent Balance Sheet, neither Parent nor Merger Sub has incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

(c)    Each of Parent and Merger Sub has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any Parent Associate, creditor, stockholder, or other third party.

(d)    There are no Encumbrances for material Taxes upon any of the assets of Parent or Merger Sub other than Permitted Encumbrances.

(e)    No deficiencies for material Taxes with respect to Parent have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending (or, based on written notice, threatened) material audits, assessments or other actions for or relating to any liability in respect of Taxes of Parent. Neither Parent (nor Merger Sub or any of their predecessors) has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.

(f)    Neither Parent nor Merger Sub (i) has either agreed or is required to make any material adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; (ii) has elected at any time to be treated as an “S corporation” (within the meaning of Sections 1361 or 1362 of the Code); or (iii) has made any of the foregoing elections, or is required to apply any of the foregoing rules, under any comparable state or local Tax provision.

(g)    Neither Parent nor Merger Sub is a party to any material Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers and landlords, the primary purpose of which do not relate to Taxes.

(h)    Neither Parent nor Merger Sub has ever been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is Parent). Neither Parent nor Merger Sub has any material Liability for the Taxes of any Person (other than Parent and Merger Sub) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor or by Contract.

(i)    Neither Parent nor Merger Sub has distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code in the last two years.

(j)    Neither Parent nor Merger Sub has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(k)    Neither Parent nor Merger Sub (i) has been a shareholder of a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of state, local or foreign law); (ii) has been a “personal holding company” as defined in Section 542 of the Code (or any similar provision of state, local or foreign law); (iii) has been a shareholder of a “passive foreign investment company” (within the meaning of Section 1297 of the Code); or (iv) has engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty), or otherwise become subject to Tax jurisdiction in a country other than the country of its formation.

(l)    Neither Parent nor Merger Sub (or any of their respective predecessors) (i) is or was a “surrogate foreign corporation” (within the meaning of Section 7874(a)(2)(B) of the Code) or is treated as a U.S. corporation under Section 7874(b) of the Code, or (ii) was created or organized in the United States such that such entity would be taxable in the United States as a domestic entity pursuant to the dual charter provision of Treasury Regulations Section 301.7701-5(a).

(m)    No entity classification election pursuant to Treasury Regulations Section 301.7701-3 has been filed with respect to Parent or Merger Sub.

(n)    Neither Parent nor Merger Sub has knowledge of any facts or has taken or agreed to take any action that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” (within the meaning of Section 368(a) of the Code).

(o)    Neither Parent nor Merger Sub will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any installment sale or other transaction on or prior to the Closing Date, any accounting method change or agreement with any Governmental Body filed or made on or prior to the Closing

Date, any prepaid amount received on or prior to the Closing, any intercompany transaction or excess loss account described in Section 1502 of the Code (or any corresponding provision of state, local or foreign Tax law) or any election under Section 108(i) of the Code.

(p)    Merger Sub has not conducted any activities other than in connection with the organization of Merger Sub, the negotiation and execution of this Agreement, and the consummation of the Contemplated Transactions.

Section 3.16    Employee and Labor Matters; Benefit Plans.

(a)    Section 3.16(a) of the Parent Disclosure Schedule lists all written and describes the material terms of all non-written employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, equity-based, incentive, deferred compensation, retirement or supplemental retirement, profit sharing, severance, golden parachute, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs and other similar material fringe or employee benefit plans, programs or arrangements, including any employment or executive compensation or severance agreements, written or otherwise, which are currently in effect relating to any Parent Associate (or any present or former employee, consultant or director of any trade or business (whether or not incorporated) which is a Parent Affiliate) or which is maintained by, administered or contributed to by, or required to be contributed to by, Parent or any of its Subsidiaries, or under which Parent or any of its Subsidiaries has incurred or may incur any liability (each, a “Parent Employee Plan”).

(b)    With respect to each Parent Employee Plan, Parent has made available to the Company a true and complete copy of, to the extent applicable, (i) such Parent Employee Plan, (ii) the three most recent annual reports (Form 5500 and all schedules and financial statements attached thereto) as filed with the IRS, (iii) each currently effective trust agreement related to such Parent Employee Plan and any amendments thereto, (iv) the most recent summary plan description for each Parent Employee Plan for which such description is required, along with all summaries of material modifications, and (v) the most recent IRS determination or opinion letter or analogous ruling under foreign law issued with respect to any Parent Employee Plan.

(c)    Each Parent Employee Plan has been maintained in compliance, in all material respects, with its terms and, both as to form and operation, with all applicable Law, including the Code and ERISA. All contributions, reserves, or premium payments (including all employer contributions and employee salary reduction contributions) that are due as of the date hereof have been made to or paid on behalf of each Parent Employee Plan.

(d)    Each Parent Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter with respect to such qualified status from the IRS. Nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Parent Employee Plan or the exempt status of any related trust.

(e)    No Parent Employee Plan is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, and neither Parent nor any of its Subsidiaries or Parent Affiliates has ever maintained, contributed to or partially or completely withdrawn from, or incurred any obligation or liability with respect to, any such plan. No Parent Employee Plan is a Multiemployer Plan, and neither Parent nor any of its Subsidiaries or Parent Affiliates has ever contributed to or had an obligation to contribute, or incurred any liability in respect of a contribution, to any Multiemployer Plan. No Parent Employee Plan is a Multiple Employer Plan.

(f)    Neither Parent nor any of its Subsidiaries has engaged in any transaction in violation of Sections 404 or 406 of ERISA or any “prohibited transaction,” as defined in Section 4975(c)(1) of the Code, for which no exemption exists under Section 408 of ERISA or Section 4975(c)(2) or (d) of the Code, or has otherwise violated the provisions of Part 4 of Title I, Subtitle B of ERISA. Neither Parent nor any of its Subsidiaries has knowingly participated in a violation of Part 4 of Title I, Subtitle B of ERISA by any plan fiduciary of any Parent Employee Plan subject to ERISA and neither Parent nor any of its Subsidiaries has been assessed any civil penalty under Section 502(l) of ERISA.

(g)    Except as set forth in Section 3.16(g) of the Parent Disclosure Schedule, no Parent Employee Plan provides for medical or death benefits beyond termination of service or retirement, other than (i) for group health plan continuation coverage pursuant to COBRA or an analogous state Law requirement or (ii) death or retirement benefits under a Parent Employee Plan qualified under Section 401(a) of the Code. Neither the Parent nor any of its Subsidiaries sponsors or maintains any self-funded employee benefit plan.

(h)    No Parent Employee Plan is subject to any Law of a foreign jurisdiction outside of the United States.

(i)    Each Parent Employee Plan that is a “group health plan” (within the meaning of Section 5000(b)(1) of the Code) is in compliance in material respects with the applicable terms of the Patient Protection and Affordable Care Act of 2010, as amended, including the market reform mandates and the employer-shared responsibility requirements, and no event has occurred nor circumstances exist that would cause the Parent to be subject to any Taxes assessable under Sections 4980H(a) and 4980H(b) of the Code. The Parent has complied in all material respects with the annual health insurance coverage reporting requirements under Code Sections 6055 and 6056.

(j)    Each Parent Option and Parent RSU grant was made in accordance with the terms of the Parent Stock Plan pursuant to which it was granted and, to the Knowledge of Parent, all other applicable Law and regulatory rules or requirements.

(k)    To the Knowledge of Parent, no Parent Options, Parent RSUs or other equity-based awards issued or granted by Parent are subject to the requirements of Code Section 409A. To the Knowledge of Parent, each 409A Plan under which Parent makes, is obligated to make or promises to make, payments complies in all material respects, in both form and operation, with the requirements of Code Section 409A and the guidance thereunder. No payment to be made under any 409A Plan is. or to the Knowledge of Parent will be, subject to the penalties of Code Section 409A(a)(1).

(l)    Parent is in material compliance with all applicable Laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case: (i) has withheld and reported all material amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments to Parent Associates, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Parent Associates (other than routine payments to be made in the Ordinary Course of Business). There are no actions, suits, claims or administrative matters pending or, to the Knowledge of Parent, threatened or reasonably anticipated against Parent or Merger Sub relating to any Parent Associate, employment agreement, consulting agreement or Parent Employee Plan (other than routine claims for benefits).

(m)    Parent has no material liability with respect to any misclassification of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer, or (iii) any employee currently or formerly classified as exempt from overtime wages. Parent has not taken any action which would constitute a “plant closing” or “mass layoff” (within the meaning of the WARN Act or similar state or local law), issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied. No terminations of employees of Parent prior to the Closing would trigger any notice or other obligations under the WARN Act or similar state or local law.

(n)    There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, union organizing activity, question concerning representation or any similar activity or dispute, affecting Parent. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute. Parent is not a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing or to the Knowledge of Parent, purporting to represent or seeking to represent any employees of Parent, including through the filing of a petition for representation election.

(o)    Parent is not, nor has Parent been, engaged in any “unfair labor practice” (within the meaning of the National Labor Relations Act). There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of Parent, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Parent Associate, including charges of unfair labor practices or discrimination complaints.

(p)    Neither Parent nor Merger Sub is a party to any Contract that has resulted or would reasonably be expected to result, separately or in the aggregate, in the payment of any “excess parachute payment” (within the meaning of Section 280G of the Code) in connection with the Contemplated Transactions (either by themselves or when combined with any other event). There is no contract, agreement, plan or arrangement to which Parent or any Parent Affiliate is a party or by which it is bound to compensate any Person for taxes paid pursuant to Sections 409A or 4999 of the Code.

(q)    Except as otherwise specifically contemplated by the terms of this Agreement or as set forth in Section 3.16(q) of the Parent Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the Contemplated Transactions (either by themselves or when combined with any other event), will (i) result in any payment becoming due to any Parent Associate, (ii) increase any benefits otherwise payable under any Parent Employee Plan, (iii) result in the acceleration of the time of payment or vesting of any such benefits under any Parent Employee Plan or (iv) result in any obligation to fund any trust or other arrangement with respect to compensation or benefits under a Parent Employee Plan. Since January 1, 2019, neither Parent nor Merger Sub has taken any action to increase the compensation or benefits payable after the date of this Agreement to any Parent Associate, which increase is partially or wholly, conditioned on the execution and delivery of this Agreement or the consummation of the Contemplated Transactions (either by themselves or when combined with any other event).

Section 3.17     Environmental Matters. Since January 1, 2016, Parent has complied with all applicable Environmental Laws, which compliance includes the possession by Parent of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Parent Material Adverse Effect. Parent has not received since January 1, 2016, any written notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that Parent is not in compliance with any Environmental Law and, to the Knowledge of Parent, there are no circumstances that may prevent or interfere with Parent’s compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Parent Material Adverse Effect. To the Knowledge of Parent: (i) no current or prior owner of any property leased or controlled by Parent has received since January 1, 2016, any written notice or other communication relating to property owned or leased at any time by Parent, whether from a Governmental Body, citizens group, employee or otherwise, that alleges that such current or prior owner or Parent is not in compliance with or violated any Environmental Law relating to such property, and (ii) Parent has no material liability under any Environmental Law.

Section 3.18    Insurance. Parent has made available to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Parent and Merger Sub. Each of such insurance policies is in full force and effect and Parent and Merger Sub are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2016, neither Parent nor Merger Sub has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Each of Parent and Merger Sub has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against Parent or Merger Sub for which Parent or Merger Sub has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Parent or Merger Sub of its intent to do so.

Section 3.19    Transactions with Affiliates. Except as set forth in the Parent SEC Disclosure Documents, since the date of Parent’s last proxy statement filed in 2019 with the SEC, no event has occurred that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K promulgated by the SEC. Section 3.19 of the Parent Disclosure Schedule identifies each Person who is (or who may be deemed to be) an Affiliate of Parent as of the date of this Agreement.

Section 3.20    No Financial Advisors. Except as set forth on Section 3.20 of the Parent Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 3.21    Valid Issuance. The shares of Parent Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

Section 3.22    No Other Representations or Warranties. Parent hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither the Company nor any of its Subsidiaries nor any other Person on behalf of the Company or its Subsidiaries makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or with respect to any other information provided to Parent or Merger Sub or any of their respective stockholders or Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of the Company set forth in Article II (in each case as qualified and limited by the Company Disclosure Schedule)) none of Parent or Merger Sub or any of their respective Representatives or stockholders has relied on any such information (including the accuracy or completeness thereof).

ARTICLE IV.

CERTAIN COVENANTS OF THE PARTIES

Section 4.01    Operation of Parent’s and Merger Sub’s Business.

(a)    Except as set forth on Section 4.01(a) of the Parent Disclosure Schedule, as expressly contemplated or permitted by this Agreement, as required by applicable Law or unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time (the “Pre-Closing Period”), (i) Parent shall conduct its business and operations in the Ordinary Course of Business and in compliance with all applicable Law and the requirements of all Contracts that constitute Parent Material Contracts, and (ii) Merger Sub shall not conduct any business except as contemplated by this Agreement.

(b)    Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 4.01(b) of the Parent Disclosure Schedule, (iii) as required by applicable Law, or (iv) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), and without prejudice to Section 4.01(a), at all times during the Pre-Closing Period, neither Parent nor Merger Sub shall:

(i)    declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any of its Equity Interests (except (A) for shares of Parent Common Stock from terminated Parent Associates at or below market prices, or (B) in connection with the satisfaction of Tax withholding obligations with respect to Parent RSUs);

(ii)    sell, issue, grant, pledge or otherwise dispose of or encumber, or authorize any of the foregoing actions with respect to: (A) any capital stock or other security of Parent (except for shares of Parent Common Stock issued upon the valid exercise of Parent Options or Parent Warrants outstanding on the date hereof or vesting of Parent RSUs outstanding on the date hereof) or Merger Sub; (B) any option, warrant or right to acquire any Parent Common Stock or any other Parent or Merger Sub security; or (C) any instrument convertible into or exchangeable for any Parent Common Stock, Merger Sub Common Stock or other security of Parent or Merger Sub;

(iii)    grant any registration rights;

(iv)    amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(v)    form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(vi)    delay or fail to repay when due any obligation, including accounts payable and accrued expenses;

(vii)    (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others, or (D) make any capital expenditure or commitment;

(viii)    other than as required by the terms of a Parent Employee Plan in effect on the date hereof and other than for lump sum payments of health insurance benefits otherwise due to any Terminated Parent Associate as provided in the Release Agreement, if any, entered into by Parent and such Terminated Parent Associate as contemplated by Section 5.07(a), (A) adopt, establish or enter into any Parent Employee Plan; (B) cause or permit any Parent Employee Plan to be amended; (C) pay any bonus, grant any equity award or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its Parent Associates; (D) increase the severance or change of control benefits offered to any Parent Associate; (E) hire or retain any new Parent Associate; or (F) make or arrange any loans to any Parent Associate;

(ix)    fail to preserve intact the current business organization of Parent or to use its commercially reasonable efforts to maintain the relations and good will with its suppliers, customers, landlords, creditors, Representatives and others having business relationships with Parent;

(x)    enter into any material transaction outside the Ordinary Course of Business;

(xi)    other than pursuant to the Release Agreement as contemplated hereby, cancel, waive, settle or compromise any claims or rights with a value to Parent in excess of $25,000;

(xii)    initiate or settle any Legal Proceeding;

(xiii)    other than as required by the terms of a Parent Employee Plan in effect on the date hereof, pay, discharge or satisfy any liability, other than the payment, discharge or satisfaction of liabilities incurred in connection with this Agreement or the Contemplated Transactions or in the Ordinary Course of Business;

(xiv)    purchase, lease or otherwise acquire any asset or sell, lease or otherwise dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, including the sale, lease, license or other disposition of any of any Parent Intellectual Property, except non-exclusive licenses in the Ordinary Course of Business;

(xv)    make, change or revoke any material Tax election; file any material amendment to any Tax Return or adopt or change any material accounting method in respect of Taxes;

(xvi)    enter into, materially amend, terminate or agree to extend any Parent Material Contract;

(xvii)    (A) materially change pricing or royalties or other payments set or charged by Parent to its customers or licensees, or (B) agree to materially change pricing or royalties or other payments set or charged by Persons who have licensed Intellectual Property to Parent; or

(xviii)    agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Parent prior to the Effective Time. Prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

Section 4.02    Operation of the Company’s Business.

(a)    Except as set forth on Section 4.02(a) of the Company Disclosure Schedule, as expressly contemplated or permitted by this Agreement, as required by applicable Law or unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period: each of the Company and its Subsidiaries shall conduct its business and operations in the Ordinary Course of Business and in compliance with all applicable Law and the requirements of all Contracts that constitute Company Material Contracts.

(b)    Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 4.02(b) of the Company Disclosure Schedule, (iii) as required by applicable Law, or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i)    declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock or repurchase, redeem or otherwise reacquire any of its Equity Interests (except for shares of Company Common Stock from terminated Company Associates or any such action taken by any wholly-owned Subsidiary of the Company);

(ii)    amend any of its or its Subsidiaries’ Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(iii)    sell, issue, grant, pledge or otherwise dispose of or encumber, or authorize any of the foregoing actions with respect to: (A) any capital stock or other security of the Company or any of its Subsidiaries (except for (1) shares of Company Capital Stock issued upon the valid exercise of Company Options or Company Warrants, and (2) prior to the Form S-4 being declared effective by the SEC, the sale of Company Common Stock or shares of the Company’s Series D Preferred to existing investors of the Company (or their respective Affiliates), other than shares of Company Capital Stock referred to in clause (1) immediately preceding, for an aggregate purchase price (including any amounts payable upon the exercise or conversion of any such Equity Interests) of not greater than $1.0 million (such sale, a “Permitted Financing”)); provided that any investors participating in the Permitted Financing shall have previously executed, or shall concurrently with the financing join, the Company Stockholder Support Agreement; (B) any option, warrant or right to acquire any Company Capital Stock or any other Company security; or (C) any instrument convertible into or exchangeable for any Company Capital Stock or other security of the Company or any of its Subsidiaries; provided that if either (1) the Form S-4 has not yet been filed or declared effective, or (2) the Proxy Statement has not yet been mailed to Parent’s stockholders, in either case, by February 15, 2020, then the Company shall be permitted to sell shares of Company Common Stock or shares of the Company’s Series D Preferred to existing investors (or their respective Affiliates) or new investors of the Company, with any such new investors reasonably acceptable to Parent; provided that any investors participating in the financing shall have previously executed, or shall concurrently with the financing join, the Company Stockholder Support Agreement; provided, further, that such financing is not reasonably expected to materially delay or materially adversely affect the ability to consummate the Contemplated Transactions on the term set forth herein, including as a result of any valuation ascribed to the Company in the financing;

(iv)    form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v)    delay or fail to repay when due any obligation, including accounts payable and accrued expenses;

(vi)    (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, other than in the Ordinary Course of Business, (C) guarantee any debt securities of others, or (D) make any capital expenditure or commitment in excess of $200,000;

(vii)    other than as required by the terms of a Company Employee Plan in effect on the date hereof or in the Ordinary Course of Business: (A) adopt, establish or enter into any Company Employee Plan; (B) cause or permit any Company Employee Plan to be amended; (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its Company Associates; (D) increase the severance or change of control benefits offered to any Company Associate; or (E) hire or retain any new Company Associate;

(viii)    fail to preserve intact the current business organization of the Company or to use its commercially reasonable efforts to maintain the relations and good will with its suppliers, customers, landlords, creditors, Representatives and others having business relationships with the Company or any of its Subsidiaries;

(ix)    enter into any material transaction outside the Ordinary Course of Business;

(x)    initiate or settle any Legal Proceeding;

(xi)    purchase, lease or otherwise acquire any material asset or sell, lease or otherwise dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, including the sale, lease, license or other disposition of any material Company IP Rights, except non-exclusive licenses in the Ordinary Course of Business;

(xii)    make, change or revoke any material Tax election; file any material amendment to any Tax Return or adopt or change any material accounting method in respect of Taxes;

(xiii)    enter into, materially amend, or terminate any Company Material Contract;

(xiv)    (A) materially change pricing or royalties or other payments set or charged by the Company or any of its Subsidiaries to its customers or licensees or (B) agree to materially change pricing or royalties or other payments set or charged by Persons who have licensed Intellectual Property to the Company or any of its Subsidiaries; or

(xv)    agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

Section 4.03    Access and Investigation. Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, Parent, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access upon reasonable notice during normal business hours to such Party’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries; (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries, as the other Party may reasonably request; and (c) permit the other Party’s accountants, auditors, officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary. Any investigation conducted by either Parent or the Company pursuant to this Section 4.03 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party. Notwithstanding the foregoing, any Party or its Subsidiary may restrict the foregoing access to the extent that (i) any Law applicable to such Entity requires such Entity to restrict or prohibit access to any such properties or information, (ii) such access to the information would breach such Entity’s confidentiality obligations to a third party (provided that upon the other Party’s reasonable request such Entity shall use its reasonable efforts to obtain such third party’s consent to permit such other Party access to such information, subject to appropriate confidentiality protections), or (iii) disclosure of any such information or document would result in the loss of such Entity’s attorney-client privilege.

Section 4.04    No Solicitation.

(a)    Each Party agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry, (ii) take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (iii) furnish any non-public information regarding such Party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iv) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (v) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.02 and Section 5.03); (vi) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction (other than the Contemplated Transactions); or (vii) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 4.04 and subject to compliance with this Section 4.04, prior to the approval of this Agreement by a Party’s stockholders (i.e., the Required Company Stockholder Vote, in the case of the Company, or the Required Parent Stockholder Vote, in the case of Parent), such Party may furnish non-public information regarding such Party and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person which such Party’s board of directors determines in good faith, after consultation with such Party’s financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither such Party nor any Representative of such Party shall have breached this Section 4.04 in any material respect, (B) the board of directors of such Party concludes in good faith based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of the board of directors of such Party under applicable Law; (C) at least two Business Days prior to furnishing any such nonpublic information to, or entering into discussions with, such Person, such Party gives the other Party written notice of the identity of such Person and of such Party’s intention to furnish nonpublic information to, or enter into discussions with, such Person; (D) such Party receives from such Person an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions and no hire provisions) at least as favorable to such Party as those contained in the Confidentiality Agreement; and (E) substantially contemporaneously with furnishing any such nonpublic information to such Person, such Party furnishes such nonpublic information to the other Party (to the extent such information has not been previously furnished by such Party to the other Party). Without limiting the generality of the foregoing, each Party acknowledges and agrees that, in the event any Representative of such Party takes any action that, if taken by such Party, would constitute a breach of this Section 4.04 by such Party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.04 by such Party for purposes of this Agreement.

(b)    If any Party or any Representative of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than one Business Day after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Party orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof). Such Party shall keep the other Party reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or proposed material modification thereto. Parent and the Company each shall provide the other of them with at least three (3) Business Days prior written notice (or such lesser prior notice as provided to the members of its board of directors) of any meeting of its board of directors at which its board of directors is reasonably expected to discuss any Acquisition Proposal, including to determine whether such Acquisition Proposal is a Superior Offer.

(c)    Subject to the proviso of Section 4.04(a), each Party shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any nonpublic information provided to such Person.

Section 4.05    Notification of Certain Matters. During the Pre-Closing Period, each of the Company, on the one hand, and Parent, on the other hand, shall promptly notify the other (and, if in writing, furnish copies of) if any of the following occurs: (a) any notice or other communication is received from any Person (other than a stockholder of any Party) alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (b) any Legal Proceeding against or involving or otherwise affecting such Party or its Subsidiaries is commenced, or, to the Knowledge of such Party, threatened against such Party or, to the Knowledge of such Party, any Key Employee of such Party; (c) such Party becomes aware of any inaccuracy in any representation or warranty made by such Party in this Agreement; or (d) the failure of such Party to comply in any respect with any covenant or obligation of such Party hereunder; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Articles VI, VII and VIII, as applicable, impossible or materially less likely. No notification given to a Party pursuant to this Section 4.05 shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of the Party providing such notification or any of such Party’s Subsidiaries contained in this Agreement or the Company Disclosure Schedule or the Parent Disclosure Schedule, as appropriate, for purposes of Articles VI, VII and VIII, as applicable.

ARTICLE V.

ADDITIONAL AGREEMENTS OF THE PARTIES

Section 5.01    Form  S-4.

(a)    As promptly as practicable after the date of this Agreement, Parent shall prepare and file with the SEC the Form S-4, subject to the full and prompt assistance of the Company as provided herein. Parent shall be responsible for directing and controlling the gathering of information for and the preparation of all disclosures (including information relating to the Company) to be included in the Form S-4 and the filing thereof with the SEC. Each Party shall use commercially reasonable efforts (i) to cause the Form S-4 to comply with the applicable rules and regulations promulgated by the SEC, (ii) to file the Form S-4 as promptly as practicable after the date hereof, (iii) to respond promptly to any comments or requests of the SEC or its staff related to the

Form S-4, (iv) to have the Form S-4 declared effective under the Securities Act as promptly as practicable after it is filed with the SEC, and (v) to cause the Proxy Statement to be mailed to Parent’s stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act.

(b)    Parent covenants and agrees that the Form S-4 will not, at any Applicable Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information provided by the Company to Parent for inclusion in the Form S-4 (including the Company Financial Statements) will not, at any Applicable Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information not misleading. Notwithstanding the foregoing, neither Party makes any covenant, representation or warranty with respect to statements made in the Form S-4 to the extent related to the other Party or its operations, business, directors, officers, Subsidiaries and stockholders or based on information provided by the other Party or its Representatives for inclusion therein. The Company and its Representatives shall be given reasonable opportunity to review and comment on the Form S-4, including all amendments and supplements thereto (including any filings under the Exchange Act incorporated by reference therein), prior to the filing thereof with the SEC, and on the response to any comments of the SEC prior to the filing thereof with the SEC.

(c)    Each Party shall promptly furnish to the other Party all information concerning such Party and such Party’s Affiliates and stockholders that may be required or reasonably requested for inclusion in the Form S-4, or to respond to any comments from the SEC thereon. Without limiting the foregoing, the Company will use commercially reasonable efforts to cause to be delivered to Parent a letter of the Company’s independent accounting firm, dated no more than two Business Days before the date on which the Form S-4 becomes effective (and reasonably satisfactory in form and substance to Parent), that is customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Form S-4. If at any time before the Effective Time (i) any Party (A) becomes aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Form S-4 (so that the Form S-4 would not include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading), (B) receives notice of any SEC request for an amendment or supplement to the Form S-4 or for additional information related thereto, or (C) receives SEC comments on the Form S-4, or (ii) the information provided in the Form S-4 has become “stale” and new information should be disclosed in an amendment or supplement to the Form S-4; then in each such case such Party shall promptly inform the other Party thereof and shall cooperate with such other Party in filing such amendment or supplement with the SEC (and, if related to the Proxy Statement, mailing such amendment or supplement to the Parent stockholders) or otherwise addressing such SEC request or comments. Each Party shall promptly notify the other Party if it becomes aware (1) that the Form S-4 has become effective, (2) of the issuance of any stop order or suspension of the qualification or registration of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or (3) any order of the SEC related to the Form S-4, and shall promptly provide to the other Party copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or staff of the SEC, on the other hand, with respect to the Form S-4 and all orders of the SEC relating to the Form S-4. Parent shall promptly provide the Proxy Statement, as amended or supplemented from time to time, to the Company for use in connection with the Company Stockholder Written Consent.

(d)    Without limiting the generality of the foregoing provisions of this Section 5.01:

(i)    In the event that the Form S-4 has not been filed or declared effective, or the Proxy Statement has not been mailed to Parent’s stockholders, prior to the time the financial statements contained in the Form S-4 or Proxy Statement, as the case may be, are less current than required by the Securities Act or the Exchange Act, as the case may be, each of the Company and Parent will use its commercially reasonable efforts to complete, and deliver to the other Party for inclusion in the Form S-4 and Proxy Statement, as promptly as practicable following such time, its (i) audited consolidated balance sheets at December 31, 2018 and December 31, 2019 and its audited consolidated statements of operations, cash flow and stockholders’ equity/deficit for the fiscal years ended December 31, 2018 and December 31, 2019, together with such Party’s auditor’s reports thereon (collectively, with respect to each Party, its “2019 Audited Financial Statements”), and (ii) its unaudited interim consolidated financial statements for each interim period then completed that would then be required to be included in the Form S-4 or Proxy Statement (the “2020 Interim Financial Statements”) (all of the 2019 Audited Financial Statements, if any, and 2020 Interim Financial Statements, if any, so delivered, the “Additional Financial Statements”). The delivering Party warrants to the receiving Party that such Additional Financial Statements so delivered to the receiving Party: (i) will comply as to form in all material respects with the published rules and regulations of the SEC applicable to such financial statements of such Party if included in the Form S-4 and the Proxy Statement; (ii) will have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements), except in the case of unaudited statements as permitted by Form 10-Q of the SEC, and except that unaudited financial statements may not contain footnotes and are subject to year-end audit adjustments; and (iii) will fairly present, in all material respects, the consolidated financial position of such Party and its Subsidiaries as of the respective dates thereof and the consolidated results of operations, changes in stockholders’ equity or deficit, and cash flows of such Party and its Subsidiaries as of the dates of and for the periods covered thereby.

(ii)    As promptly as practicable following the delivery by each Party to the other Party of the Additional Financial Statements, as the case may be, contemplated by this Section 5.01(d), Parent shall file the Form S-4 (or an amendment thereto), including in each case the Proxy Statement, containing such Additional Financial Statements and (for avoidance of doubt) the provisions of this Section 5.01 shall apply to the filing of such Form S-4 (or amendment thereto) mutatis mutandis.

(e)    Prior to the Effective Time, Parent shall use commercially reasonable efforts to obtain all regulatory approvals needed to ensure that the Parent Common Stock to be issued in the Merger (to the extent required) shall be registered or qualified or exempt from registration or qualification under the securities law of every jurisdiction of the United States in which any registered holder of Company Capital Stock has an address of record on the applicable record date for determining the holders of Company Capital Stock entitled to notice of and to consent to the Company Stockholder Written Consent; provided, however, that Parent shall not be required: (i) to qualify to do business as a foreign corporation in any jurisdiction in which it is not now qualified; or (ii) to file a general consent to service of process in any jurisdiction, unless Parent is already subject to service in such jurisdiction and except as may be required by the Securities Act.

Section 5.02    Company Stockholder Written Consent.

(a)    The Company shall take all action necessary under applicable Law and its Organizational Documents to obtain the approval by written consent (in form reasonably acceptable to Parent) from Company stockholders in lieu of a meeting (pursuant to Section 228 of the DGCL) for purposes of (i) adopting and approving this Agreement and the Contemplated Transactions, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, a copy of which will be attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL, and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL (the “Company Stockholder Written Consent”). The Company shall use its commercially reasonable efforts to distribute such written consent to its stockholders within two (2) Business Days of the date the SEC declares the Form S-4 effective and to obtain the Required Company Stockholder Vote within fifteen (15) days of the date the SEC declares the Form S-4 effective in accordance with the provisions of the Securities Act. Under no circumstances shall the Company assert that any other approval or consent is necessary by its stockholders to approve this Agreement and the Contemplated Transactions.

(b)    Reasonably promptly following receipt of the Required Company Stockholder Vote, the Company shall prepare and mail a notice to every stockholder of the Company that did not execute the Company Stockholder Written Consent (the date of such notice, as determined pursuant to DGCL Section 232, the “First Appraisal Notice Date”). Such notice shall (i) subject to Section 5.02(d), be a statement to the effect that the Company Board has determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the stockholders of the Company and approved and adopted this Agreement, the Merger and the other Contemplated Transactions, (ii) provide the stockholders of the Company to whom it is sent with notice of the actions taken in the Company Stockholder Written Consent, including the adoption and approval of this Agreement, the Merger and the other Contemplated Transactions in accordance with Section 228(e) of the DGCL and the Organizational Documents of the Company, and (iii) include a description of the appraisal rights of the Company’s stockholders available under the DGCL, along with such other information as is required thereunder and pursuant to applicable Law. All material written materials (including any material amendments thereto) submitted to the stockholders of the Company in accordance with this Section 5.02(b) shall be subject to Parent’s advance review and reasonable approval (which approval shall be deemed granted if Parent does not provide reasonable comments in writing within two (2) Business Days (subject to extension by one (1) Business Day by written notice to the Company) of receipt of such materials or amendment).

(c)    The Company agrees that, subject to Section 5.02(d): (i) the Company Board shall recommend that the Company’s stockholders vote to adopt and approve this Agreement and the Contemplated Transactions and shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 5.02(a) (the recommendation of the Company Board that the Company’s stockholders vote to adopt and approve this Agreement being referred to as the “Company Board Recommendation”); and (ii) the Company Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Company Board shall not publicly propose to withhold, amend, withdraw or modify the Company Board Recommendation) in a manner adverse to Parent, and no resolution by the Company Board or any committee thereof to withhold, amend, withdraw or modify the Company Board Recommendation in a manner adverse to Parent or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (ii), collectively, a “Company Board Adverse Recommendation Change”).

(d)    Notwithstanding anything to the contrary contained in Section 5.02(c) or Section 5.02(b), and subject to compliance with Section 4.04 and other subsections of this Section 5.02, if at any time prior to the approval and adoption of this Agreement by the Required Company Stockholder Vote, the Company receives a bona fide written Superior Offer, the Company Board may make a Company Board Adverse Recommendation Change if, but only if, following the receipt of and on account of such Superior Offer, (i) the Company Board determines in good faith, based on the advice of its outside legal counsel, that the failure to make a Company Board Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, (ii) the Company has, and has caused its financial advisors and outside legal counsel to, during the Company Notice Period, negotiate with Parent in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer, and (iii) after Parent shall have delivered to the Company a written offer to alter the terms or conditions of this Agreement during the Company Notice Period, the Company Board determines in good faith, based on the advice of its outside legal counsel, that the failure to make a Company Board Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that Parent receives written notice from the Company confirming that the Company Board has determined to change its recommendation at least four Business Days in advance of such Company Board Adverse Recommendation Change (the “Company Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Company Board Adverse Recommendation Change, and, if such reasons are related to a Superior Offer, written copies of such Acquisition Proposal and any relevant proposed transaction terms or agreements with any Person making a potential Superior Offer. In the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration the Company’s stockholders would receive as a result of such potential

Superior Offer), the Company shall be required to provide Parent with notice of such material amendment and the Company Notice Period shall be extended, if applicable, to ensure that at least three Business Days remain in the Company Notice Period following such notification during which the Parties shall comply again with the requirements of this Section 5.02(d) and the Company Board shall not make a Company Board Adverse Recommendation Change prior to the end of such Company Notice Period as so extended.

(e)    The Company’s obligation to solicit the consent of its stockholders to sign the Company Stockholder Written Consent in accordance with Section 5.02(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any Company Board Adverse Recommendation Change.

Section 5.03    Parent Stockholders’ Meeting.

(a)    Parent shall take all action necessary under applicable Law and its Organizational Documents to call, give notice of and hold a meeting of the holders of Parent Common Stock to consider and vote (i) to approve and adopt this Agreement and the Contemplated Transactions, including the issuance of the shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, and (ii) to approve and adopt the matters contemplated by Section 5.19 (collectively, the “Parent Stockholder Matters” and such meeting, the “Parent Stockholders’ Meeting”). The Parent Stockholders’ Meeting shall be held as promptly as practicable after the Form S-4 is declared effective under the Securities Act; provided that Parent shall use its commercially reasonable efforts to (A) mail the Proxy Statement and all proxy materials to the Parent stockholders promptly after the date the SEC declares the Form S-4 effective (and in any case prior to February 14, 2020 if such date is on or prior to February 7, 2020), and (B) hold the Parent Stockholders’ Meeting and obtain the Required Parent Stockholder Vote within forty-five days of the date the SEC declares the Form S-4 effective. Parent shall use commercially reasonable efforts to ensure that all proxies solicited in connection with the Parent Stockholders’ Meeting are solicited, and the Parent Stockholders’ Meeting is called and conducted, in compliance with all applicable Law and its Organizational Documents. Notwithstanding anything to the contrary contained herein, if on the date of the Parent Stockholders’ Meeting, or a date preceding the date on which the Parent Stockholders’ Meeting is scheduled, Parent reasonably believes that (A) it will not receive proxies sufficient to obtain the Required Parent Stockholder Vote, whether or not a quorum would be present, or (B) it will not have sufficient shares of Parent Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholders’ Meeting, Parent may postpone or adjourn, or make one or more successive postponements or adjournments of, the Parent Stockholders’ Meeting as long as the date of the Parent Stockholders’ Meeting is not postponed or adjourned more than an aggregate of thirty (30) calendar days in connection with any postponements or adjournments.

(b)    Parent agrees that, subject to Section 5.03(c): (i) the Parent Board shall recommend that the holders of Parent Common Stock vote to approve each of the Parent Stockholder Matters and Parent shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 5.03(a), (ii) the Proxy Statement shall include a statement to the effect that the Parent Board recommends that Parent’s stockholders vote to approve each of the Parent Stockholder Matters (the recommendation of the Parent Board being referred to as the “Parent Board Recommendation”); and (iii) the Parent Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Parent Board shall not publicly propose to withhold, amend, withdraw or modify the Parent Board Recommendation) in a manner adverse to the Company, and no resolution by the Parent Board or any committee thereof to withhold, amend, withdraw or modify the Parent Board Recommendation in a manner adverse to the Company or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (iii), collectively, a “Parent Board Adverse Recommendation Change”).

(c)    Notwithstanding anything to the contrary contained in Section 5.03(b), and subject to compliance with Section 4.04 and other subsections of this Section 5.03, if at any time prior to the approval of Parent Stockholder Matters by the Required Parent Stockholder Vote, Parent receives a bona fide written Superior Offer, the Parent

Board may make a Parent Board Adverse Recommendation Change if, but only if, following the receipt of and on account of such Superior Offer (i) the Parent Board determines in good faith, based on the advice of its outside legal counsel, that the failure to make a Parent Board Adverse Recommendation Change would reasonably likely be inconsistent with its fiduciary duties under applicable Law, (ii) Parent has, and has caused its financial advisors and outside legal counsel to, during the Parent Notice Period, negotiate with the Company in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer, and (iii) after the Company shall have delivered to Parent a written offer to alter the terms or conditions of this Agreement during the Parent Notice Period, the Parent Board determines in good faith, based on the advice of its outside legal counsel, that the failure to make a Parent Board Adverse Recommendation Change would reasonably likely be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that the Company receives written notice from Parent confirming that the Parent Board has determined to change its recommendation at least four Business Days in advance of such Parent Board Adverse Recommendation Change (the “Parent Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Parent Board Adverse Recommendation Change and, if such reasons are related to a Superior Offer, written copies of such Acquisition Proposal and any relevant proposed transaction terms or agreements with any Person making a potential Superior Offer. In the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration the Company’s stockholders would receive as a result of such potential Superior Offer), Parent shall be required to provide the Company with notice of such material amendment and the Parent Notice Period shall be extended, if applicable, to ensure that at least three Business Days remain in the Parent Notice Period following such notification during which the Parties shall comply again with the requirements of this Section 5.03(c) and the Parent Board shall not make a Parent Board Adverse Recommendation Change prior to the end of such Parent Notice Period as so extended.

(d)    Parent’s obligation to call, give notice of and hold the Parent Stockholders’ Meeting in accordance with Section 5.03(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any Parent Board Adverse Recommendation Change.

(e)    Nothing contained in this Agreement shall prohibit Parent or the Parent Board from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided, however, that any disclosure made by Parent or the Parent Board pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Parent is unable to take a position with respect to the bidder’s tender offer unless the Parent Board determines in good faith, after consultation with its outside legal counsel, that such statement would result in a breach of its fiduciary duties under applicable Law.

(f)    Prior to the Closing Date, Parent shall take all necessary action as the sole stockholder of Merger Sub to effect the due authorization and approval of this Agreement and the Contemplated Transactions by the board of directors and the stockholders of Merger Sub.

Section 5.04    Regulatory Approvals. Each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as reasonably practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Body with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Body.

Section 5.05    Company Options and Company Warrants.

(a)    Subject to Section 5.05(d), the “Administrator” (as such term is defined under the applicable Company Plan) of each Company Plan or Company Option (or if there is no “Administrator” defined in any such plan, the Person or body that has the power and authority to make such an adjustment in respect of awards previously granted under such plan or in respect of such option), shall each adopt appropriate resolutions, and together with the Company shall take all other actions necessary and appropriate so that, at the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time under any Company Plan, whether or not vested, shall be converted into and become an option to purchase Parent Common Stock, and Parent shall assume each Company Plan and each such Company Option in accordance with the terms (as in effect as of the date of this Agreement) of such Company Plan or the stock option agreement by which such Company Option is governed; provided that no Company Plan shall be used to grant any new awards after Parent’s assumption thereof. All rights with respect to Company Common Stock under Company Options assumed by Parent shall thereupon be converted into rights with respect to Parent Common Stock. Accordingly, from and after the Effective Time: (i) each Company Option assumed by Parent may be exercised solely for shares of Parent Common Stock; (ii) the number of shares of Parent Common Stock subject to each Company Option assumed by Parent, or which have vested or will from time to time vest, shall be determined by multiplying (x) the number of shares of Company Common Stock that were subject to such Company Option, or were vested or will vest, as the case may be, as in effect immediately prior to the Effective Time, by (y) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (iii) the per share exercise price for the Parent Common Stock issuable upon exercise of each Company Option assumed by Parent shall be determined by dividing (x) the per share exercise price of Company Common Stock subject to such Company Option, as in effect immediately prior to the Effective Time, by (y) the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Option assumed by Parent shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Option shall otherwise remain unchanged; provided, however, that: (A) to the extent provided under the terms of a Company Option, such Company Option assumed by Parent in accordance with this Section 5.05(a) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Parent Common Stock subsequent to the Effective Time; and (B) the Parent Board or a committee thereof shall succeed to the authority and responsibility of the Company Board or any committee thereof with respect to each Company Option assumed by Parent. Notwithstanding anything to the contrary in this Section 5.05(a), the conversion of each Company Option (regardless of whether such option qualifies as an “incentive stock option” (within the meaning of Section 422 of the Code)) into an option to purchase shares of Parent Common Stock shall be made in a manner consistent with Treasury Regulation Section 1.424-1, such that the conversion of a Company Option shall not constitute a “modification” of such Company Option for purposes of Section 409A or Section 424 of the Code.

(b)    At the Effective Time, all rights with respect to Company Common Stock under Company Warrants shall be converted into rights with respect to Parent Common Stock and thereupon assumed by Parent. Accordingly, from and after the Effective Time: (i) each Company Warrant assumed by Parent may be exercised solely for shares of Parent Common Stock; (ii) the number of shares of Parent Common Stock subject to each Company Warrant assumed by Parent shall be determined by multiplying (x) the number of shares of Company Common Stock that were subject to such Company Warrant (on an as-converted basis with respect to shares of Company Preferred Stock), as in effect immediately prior to the Effective Time, by (y) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (iii) the per share exercise price for the Parent Common Stock issuable upon exercise of each Company Warrant assumed by Parent shall be determined by dividing (x) the exercise price per share of Company Common Stock subject to such Company Warrant (or, in the case of Company Warrants exercisable for shares of Company Preferred Stock, the exercise price per share of such series of Company Preferred Stock divided by the number of shares of Company Common Stock into which such share of Company Preferred Stock is then convertible), as in effect immediately prior to the Effective Time, by (y) the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Warrant assumed by Parent shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Warrant shall otherwise remain unchanged; provided, however, that: (A) to the extent provided under the terms of a Company Warrant, such Company Warrant assumed by Parent in accordance with this Section 5.05(b) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Parent Common Stock subsequent to the Effective Time; and (B) the Parent Board or a committee thereof shall succeed to the authority and responsibility, if any, of the Company Board or any committee thereof with respect to each Company Warrant assumed by Parent.

(c)    Parent shall file with the SEC, promptly after the Effective Time, a registration statement on Form S-8, if available for use by Parent, registering the shares of Parent Common Stock issuable (i) with respect to Company Options assumed by Parent in accordance with Section 5.05(a), and (ii) if the 2020 Incentive Plan was approved by the Parent stockholders at the Parent Stockholder Meeting, under the 2020 Incentive Plan.

(d)    Prior to the Effective Time, the Company shall take all actions that may be necessary (under the Company Plans and otherwise) to effectuate the provisions of this Section 5.05 and to ensure that, from and after the Effective Time, holders of Company Options have no rights with respect thereto other than those specifically provided in this Section 5.05.

Section 5.06    Parent Options, Parent Warrants and Parent RSUs.

(a)    The “Administrator” (as such term is defined under the applicable Parent Stock Plan or Parent Option) of each Parent Stock Plan or Parent Option (or if there is no “Administrator” defined in any such plan or option, the Person or body that has the power and authority to make such an adjustment in respect of awards previously granted under such plan or in respect of such option), and the Parent Board, shall each adopt appropriate resolutions, and together with Parent shall take all other actions necessary and appropriate so that, (i) each unexpired and unexercised Parent Option, whether vested or unvested, shall be accelerated in full effective as of immediately prior to the Effective Time; and (ii) in the event the Parent Reverse Stock Split is effected prior to or in connection with the Closing, each outstanding Parent Option and Parent Warrant will be adjusted to provide that (A) the number of shares of Parent Common Stock subject to such Parent Option or Parent Warrant, or with respect to any Parent Option which have vested or will from time to time vest, shall be determined by dividing (x) the number of shares of Parent Common Stock that were subject to such Parent Option or Parent Warrant, or were vested or will vest, as the case may be, as in effect immediately prior to the effective time of the Parent Reverse Stock Split, by (y) the number of shares (including any fraction thereof) of Parent Common Stock being combined into a single share of Parent Common Stock as a result of the Parent Reverse Stock Split (the “Reverse Split Ratio”), and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (B) the per share exercise price for the Parent Common Stock issuable upon exercise of such Parent Option or Parent Warrant shall be determined by multiplying (x) the exercise price per share of Parent Common Stock subject to such Parent Option or Parent Warrant, as in effect immediately prior to such effective time, by (y) the Reverse Split Ratio, and rounding the resulting exercise price up to the nearest whole cent; and (C) the number of shares of Parent Common Stock which remain available for future issuance pursuant to each Parent Stock Plan, and any fixed number of shares of Parent Common Stock otherwise set forth in such Parent Stock Plan (whether applying to overall or specific limitations or otherwise), shall each be reduced to equal the number of shares of Parent Common Stock which remain available for future issuance pursuant to such Parent Stock Plan, or which are otherwise set forth in such Parent Stock Plan, as the case may be, immediately prior to the effective time of the Parent Reverse Stock Split divided by the Reverse Split Ratio, and in each case rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; and except as contemplated in this Section 5.06, the term and other provisions of each Parent Option and Parent Warrant and the terms and other provisions of each Parent Stock Plan shall otherwise remain unchanged.

(b)    Prior to the Closing, the Parent Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide that each outstanding Parent RSU shall be accelerated in full effective as of immediately prior to the effective time of the Parent Reverse Stock Split (or such earlier time prior thereto as determined by the Parent Board). Effective as of the time of such acceleration, each outstanding Parent RSU shall be accelerated and settled in full and, upon such settlement, each former holder of any such Parent

RSU shall be entitled to receive a number of shares of Parent Common Stock equal to (i) the total number of shares of Parent Common Stock subject to such holder’s Parent RSUs, less (ii) a number of shares of Parent Common Stock equal to quotient (rounded to the nearest whole share) of (x) the dollar amount necessary to satisfy the withholding obligation arising as a result of the vesting and settlement of such Parent RSUs in accordance with the applicable award agreement, divided by (y) the fair market value of Parent Common Stock immediately prior to the effective time of such acceleration (as determined by the Parent Board pursuant to the applicable award agreement and the Parent Stock Plan).

Section 5.07    Employee Matters.

(a)    Immediately following the Effective Time, Parent and the Company agree that Parent shall, and shall cause its Subsidiaries to, terminate the employment and service, as applicable, of each employee, independent contractor, officer or director of Parent, any of its Subsidiaries, or any Affiliate of Parent identified on Section 5.07(a) of the Parent Disclosure Schedule (each, a “Terminated Parent Associate”). Effective immediately following the Effective Time, Parent shall, and shall cause any of its Subsidiaries to, terminate the employment and service of each Terminated Parent Associate in full compliance with applicable laws, regulations, and contractual agreements. Parent shall offer to such Terminated Parent Associate a Release Agreement on the date of his or her termination of employment.

(b)    If requested by the Company prior to the Closing, Parent shall take (or cause to be taken) all actions necessary or appropriate to terminate, effective no later than the day prior to the Closing Date, any Parent Employee Plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (a “Parent 401(k) Plan”). If Parent is required to terminate any Parent 401(k) Plan pursuant to this Section 5.07(b), Parent shall provide to the Company no later than three (3) Business Days prior to the Closing Date written evidence of the adoption by the Parent Board (or other relevant governing body) of resolutions authorizing the termination of such Parent 401(k) Plan (the form and substance of which resolutions shall be subject to the reasonable prior review and approval of the Company). Parent also shall take such other actions in furtherance of terminating such Parent 401(k) Plan as the Company may reasonably request.

(c)    Nothing contained herein, express or implied, (x) is intended to confer upon any Parent Associate, whether or not a Terminated Parent Associate, any right to continued employment for any period or continued receipt of any specific employee benefit, or shall constitute an amendment to or any other modification of any benefit plan, (y) shall alter or limit Parent’s or the Company’s or their Affiliates’ ability to amend, modify or terminate any particular benefit plan, program, agreement or arrangement, or (z) is intended to confer upon any Person (including employees, retirees or dependents or beneficiaries of employees or retirees) any right as a third party beneficiary of this Agreement.

Section 5.08    Indemnification of Officers and Directors.

(a)    From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Parent and the Surviving Corporation shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time in accordance herewith, a director or officer of Parent or the Company, as the case may be (collectively, the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including reasonable attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Parent or of the Company, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under the DGCL for directors or officers of Delaware corporations (a “Covered D&O Matter”). Each D&O Indemnified Party will be entitled to advancement of reasonable expenses incurred in the defense of any Covered D&O Matter from Parent and the Surviving Corporation, jointly and severally, upon receipt by Parent or the Surviving Corporation, as the case may be, from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to Parent and the Surviving Corporation to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

(b)    Notwithstanding any provision in this Section 5.08, neither Parent nor the Surviving Corporation shall be obligated to provide any indemnification, or advance any expenses, to, or hold harmless, any D&O Indemnified Party in connection with any Covered D&O Matter: (i) for which payment has actually been made to or on behalf of such D&O Indemnified Party under any insurance policy, including any insurance policy referred to in this Section 5.08, or other indemnity provision, except with respect to any excess beyond the aggregate amount paid under any such insurance policy or other indemnity provision; (ii) for an accounting of profits made from the “purchase and sale” (or “sale and purchase”) by such D&O Indemnified Party of securities of Parent or the Company (within the meaning of Section 16(b) of the Exchange Act or similar provisions of state statutory law or common law); or (iii) in connection with any Covered D&O Matter (or any part of any Covered D&O Matter) initiated by such D&O Indemnified Party, including any Covered D&O Matter (or any part of any Covered D&O Matter) initiated (including by means of cross-claim or counterclaim) by such D&O Indemnified Party against Parent or the Surviving Corporation or its directors, officers, employees or other indemnitees, unless the board of directors of Parent or the Surviving Corporation, as the case may be, authorized such Covered D&O Matter (or any part of any Covered D&O Matter) prior to its initiation.

(c)    Except as may be required by applicable Law, the provisions of the certificate of incorporation and bylaws of Parent with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Parent that are presently set forth in the certificate of incorporation and bylaws of Parent shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Parent. The certificate of incorporation and bylaws of the Surviving Corporation shall contain, and Parent shall cause the certificate of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the certificate of incorporation and bylaws of Parent.

(d)    From and after the Effective Time, (i) the Surviving Corporation shall fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Company’s Organizational Documents and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time, and (ii) Parent shall fulfill and honor in all respects the obligations of Parent to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Parent’s Organizational Documents and pursuant to any indemnification agreements between Parent and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time.

(e)    From and after the Effective Time, Parent shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Parent. In addition, Parent shall purchase, prior to the Effective Time, a six-year prepaid “tail policy” in form and substance reasonably satisfactory to the Company for the non-cancellable extension of the directors’ and officers’ liability coverage of Parent’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Parent by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the Contemplated Transactions or in connection with Parent’s initial public offering of shares of Parent Common Stock).

(f)    From and after the Effective Time, Parent or the Surviving Corporation, as the case may be, shall pay all reasonable expenses, including reasonable attorneys’ fees, that are incurred by the current or former officers or directors of Parent or the Company referred to in this Section 5.08 in connection with their enforcement of the rights provided to such persons against Parent or the Surviving Corporation, as the case may be, in this Section 5.08, unless a court of competent jurisdiction determines that each of the material assertions made by such person as a basis for such purported enforcement were not made in good faith or were frivolous.

(g)    The provisions of this Section 5.08 are intended to be in addition to the rights otherwise available to the current or former officers or directors of Parent or the Company by law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their representatives.

(h)    In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.08. Parent shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 5.08.

Section 5.09    Additional Agreements. Subject to Article IX, the Parties shall use commercially reasonable efforts to take, or cause to be taken, all actions reasonably necessary to consummate the Contemplated Transactions expeditiously. Without limiting the generality of the foregoing, each Party: (a) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions, including those set forth in Section 5.04; (b) shall use commercially reasonable efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract to remain in full force and effect, including the Consents set forth on Section 3.05 of the Parent Disclosure Schedule (in case of Parent) or Section 2.05 of the Company Disclosure Schedule (in case of the Company); (c) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions; and (d) shall use commercially reasonable efforts to satisfy the conditions precedent to effecting the Merger and otherwise consummating the Contemplated Transactions set forth in Articles VI, VII and VIII.

Section 5.10    Disclosure. The Parties shall use their commercially reasonable efforts to agree to the text of any press release and Parent’s Form 8-K announcing the execution and delivery of this Agreement . Without limiting any Party’s obligations under the Confidentiality Agreement, no Party shall, and no Party shall permit any of its Subsidiaries or any Representative of such Party to, issue any press release or file or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Law and, to the extent practicable, before such press release or disclosure is issued, filed or made, such Party advises the other Party, and uses reasonable efforts to obtain the other Party’s approval, of the text of such press release or disclosure; provided, however, that each of the Company and Parent may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by the Company or Parent in compliance with this Section  5.10.

Section 5.11    Parent SEC Documents. From the date of this Agreement to the Effective Time, Parent shall timely file with the SEC all SEC Documents required to be filed by it under the Exchange Act or the Securities

Act. Subject to Section 5.01, as of its filing date, or if amended after the date of this Agreement, as of the date of the last such amendment, each SEC Document filed by Parent with the SEC (a) shall comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act, and (b) shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

Section 5.12    Listing. Parent shall use its commercially reasonable efforts: (a) to maintain its existing listing on Nasdaq until the Closing Date and to obtain approval of the listing of the combined company on Nasdaq; (b) without derogating from the generality of the requirements of clause (a) immediately preceding and to the extent required by the rules and regulations of Nasdaq, to timely (i) prepare and submit to Nasdaq a notification form for the listing of the shares of Parent Common Stock to be issued in connection with the Contemplated Transactions, and (ii) to cause such shares to be approved for listing (subject to official notice of issuance); (c) to prepare and timely submit to Nasdaq a notification form for the Parent Reverse Stock Split and to submit a copy of the amendment to Parent’s certificate of incorporation effecting the Parent Reverse Stock Split, certified by the Secretary of State of the State of Delaware, to Nasdaq not later than 1:00 pm Eastern time on the Closing Date, and (d) to the extent required by Nasdaq Marketplace Rule 5110, to prepare and file (or, at the Company’s request, to assist the Company in preparing and filing) an initial listing application for the Parent Common Stock on Nasdaq (the “Nasdaq Listing Application”) and to cause such Nasdaq Listing Application to be conditionally approved prior to the Effective Time. Each Party will reasonably promptly inform the other Party of all verbal or written communications between Nasdaq and such Party or its representatives. The Parties will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations. The Company agrees to pay all Nasdaq fees associated with the Nasdaq Listing Application. The Party not filing the Nasdaq Listing Application will cooperate with the other Party as reasonably requested by such filing Party with respect to the Nasdaq Listing Application and promptly furnish to such filing Party all information concerning itself and its stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.12.

Section 5.13    Tax Matters.

(a)    The Parties shall not, and shall not permit any of their respective Affiliates to, file any U.S. federal, state or local Tax Return in a manner that is inconsistent with the treatment of the Merger as a “reorganization” (within the meaning of Section 368(a) of the Code) for U.S. federal, state and other relevant Tax purposes, unless otherwise required by applicable Law. Prior to the Effective Time, the Company and Parent shall use their commercially reasonable efforts, and shall cause their respective Subsidiaries to use their commercially reasonable efforts, to take or cause to be taken any action necessary for the Merger to qualify as a “reorganization” (within the meaning of Section 368(a) of the Code). None of the Parties shall, nor shall they permit any of their respective Affiliates to, take or cause to be taken any action that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” (within the meaning of Section 368(a) of the Code).

(b)    Each of the Parties agrees to prepare and file all U.S. federal income Tax Returns in accordance with Section 1.12 and shall not take any position inconsistent therewith in the course of any audit, litigation or other Legal Proceeding with respect to U.S. federal income taxes; provided, that nothing contained herein shall prevent any Party from settling any proposed deficiency or adjustment by any Governmental Body based upon or arising out of such treatment, and no Party shall be required to litigate before any court any proposed deficiency or adjustment by any Governmental Body challenging such treatment.

(c)    Each of the Parties shall use its commercially reasonable efforts to obtain the Tax opinions to be attached as exhibits to the Form S-4 and the Tax opinions described in Section 7.07 and 8.07, including (i) delivering to Sheppard, Mullin, Richter & Hampton LLP and Latham & Watkins LLP, prior to the filing of the Form S-4, tax representation letters substantially in the forms set forth in Section 5.13(c)(i) of the Parent Disclosure Schedule and Section 5.13(c)(i) of the Company Disclosure Schedule, respectively, and (ii) delivering to Sheppard, Mullin, Richter & Hampton LLP and Latham & Watkins LLP, dated and executed as of the dates of such Tax opinions, tax representation letters in substantially the forms set forth in Section 5.13(c)(ii) of the Parent Disclosure Schedule and Section 5.13(c)(ii) of the Company Disclosure Schedule, respectively. Each of the Parties shall use its commercially reasonable efforts not to, and not permit any affiliate to, take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which inaction would cause to be untrue) any of the representations and covenants made to counsel in the tax representation letters described in this Section 5.13(c).

(d)    Prior to the Closing, the Company shall deliver to Parent a form of notice to the IRS in accordance with the requirements of Treasury Regulation Section 1.897-2(h) and in form and substance reasonably acceptable to Parent.

Section 5.14    Legends. Parent shall be entitled to place appropriate legends on the book entries or certificates evidencing any shares of Parent Common Stock to be received in the Merger by equityholders of the Company who may be considered “affiliates” of Parent for purposes of Rule 144 under the Securities Act reflecting the restrictions set forth in Rule 144 and to issue appropriate stop transfer instructions to the transfer agent for Parent Common Stock.

Section 5.15    Directors and Officers. Until successors are duly elected or appointed and qualified in accordance with applicable Law and Parent’s Organizational Documents, the Parties shall use commercially reasonable efforts and take all necessary action so that the Post-Merger Parent Board and the Persons listed in Schedule 5.15 are elected or appointed, as applicable, to the positions of directors and officers of Parent and the Surviving Corporation, as set forth therein, to serve in such positions effective as of the Effective Time until their respective successors have been duly elected or appointed and qualified or until their respective earlier death, resignation or removal in accordance with Parent’s Organizational Documents then in effect. If any Person listed in Schedule 5.15 or any intended member of the Post-Merger Parent Board is unable or unwilling to serve as officer or director of Parent or the Surviving Corporation, or the Party who selected an officer or director of Parent or the Surviving Corporation desires to select a different individual to serve in such capacity, the Party appointing such Person (as set forth on Schedule 5.15) shall designate a replacement (having like qualification, if any, in the case of the Post-Merger Parent Board). Without limiting the generality of the foregoing, effective as of the Effective Time, (i) the Parent Board, if necessary, shall resolve to change the number of directors to serve on the Parent Board to equal the number of individuals to serve on the Post-Merger Parent Board, (ii) each director of the Parent Board not included in the Post-Merger Parent Board shall resign, and (iii) the remaining directors of the Parent Board shall fill any vacancies on the Parent Board as necessary to effectuate the Post-Merger Parent Board.

Section 5.16    Termination of Certain Agreements and Rights. The Company shall cause any stockholders agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between the Company and any holders of Company Capital Stock, including any such Contract granting any Person investor rights, rights of first refusal, registration rights or director designation rights (collectively, the “Investor Agreements”), to be terminated no later than immediately prior to the Effective Time, without any liability being imposed on the part of Parent or the Surviving Corporation.

Section 5.17    Section 16 Matters. Prior to the Effective Time, the Parent Board, or an appropriate committee of two or more non-employee directors thereof, shall take all such steps as may be required to cause any acquisitions of Parent Common Stock and any options to purchase Parent Common Stock (including as a result of the assumption of Company Options as contemplated hereby) in connection with the Contemplated Transactions, including with respect to any Company Options assumed by Parent as contemplated by Section 5.05, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.18    Allocation Certificates.

(a)    The Company will prepare and deliver to Parent at least two Business Days prior to the Closing Date a certificate, signed by the Chief Financial Officer of the Company in a form reasonably acceptable to Parent, setting forth (as expected as of immediately prior to the Effective Time) (i) each record holder of Company Capital Stock, Company Options or Company Warrants, (ii) such record holder’s name and address; (iii) the number and class of Company Capital Stock held or underlying the Company Options or Company Warrants held by such record holder; and (iv) based on the then estimated Exchange Ratio set forth in such certificate, the number of shares of Parent Common Stock to be issued to such record holder, or to underlie any Parent Option or Company Warrant to be issued to such record holder, pursuant to this Agreement in respect of such record holder’s Company Capital Stock, Company Options and Company Warrants (the “Allocation Certificate”).

(b)    Parent will prepare and deliver to the Company at least two Business Days prior to the Closing Date a certificate signed by the Chief Financial Officer of Parent in a form reasonably acceptable to the Company, setting forth (as expected as of immediately prior to the Effective Time but after giving effect to the Parent Reverse Stock Split) (i) each record holder of Parent Common Stock, Parent Options or Parent Warrants; (ii) such record holder’s name and address; and (iii) the number of shares of Parent Common Stock held or underlying the Parent Options or Parent Warrants held by such record holder (the “Parent Outstanding Shares Certificate”).

Section 5.19    Additional Parent Stockholder Matters. Parent shall submit the following matters to Parent’s stockholders at the Parent Stockholders’ Meeting for adoption and approval: (a) an amendment to Parent’s certificate of incorporation to authorize a reverse stock split of all outstanding shares of Parent Common Stock at a reverse stock split ratio mutually agreed to by the Company and Parent, in such combination ratio as may be reasonably necessary to obtain approval of the Nasdaq Listing Application (the “Parent Reverse Stock Split”), without reducing the number of authorized shares of Parent Common Stock after the effectiveness thereof except to the extent mutually agreed by the Parties; and (b) either an amendment to Parent’s 2013 Incentive Award Plan, or the adoption of a new Equity Compensation Plan, in a form approved by the Company and Parent (such Parent approval not to be unreasonably withheld, delayed or conditioned) (the “2020 Incentive Plan”), which 2020 Incentive Plan will provide for new awards for a number of shares of Parent Common Stock between five percent (5.0%) and seven percent (7.0%) of the aggregate number of shares of Parent Common Stock issued and expected to be outstanding immediately after the Effective Time (for avoidance of doubt, such number of shares shall be in addition to the number of shares of Parent Common Stock subject to outstanding Parent Options or subject to Company Options assumed by Parent as contemplated by Section 5.05(a)).

Section 5.20    Takeover Statutes. If any Takeover Statute is or may become applicable to the Contemplated Transactions, each of the Parties (including its board of directors or any committees thereof), as applicable, shall grant such approvals and take such actions as are reasonably necessary so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Contemplated Transactions.

Section 5.21    Stockholder Litigation. Each Party shall promptly advise the other Party orally and in writing of the initiation of, and shall keep the other Party reasonably apprised of any material developments in connection with, any Legal Proceeding brought or threatened in writing by any stockholder against such Party or any of its respective directors or officers relating to or challenging this Agreement or any other Transaction Document or the consummation of the Contemplated Transactions, including any settlement negotiations. Prior to the Closing, each Party shall give the other Party the opportunity to consult with it in connection with the defense of any such Legal Proceeding, in good faith take any comments of the other Party into account with respect to such Legal Proceeding, give the other Party the right to review and comment in advance on all material filings or responses to be made by it in connection with any such Legal Proceeding, and grant the other Party the right to participate in such Legal Proceeding. Any settlement or compromise of any such Legal Proceeding shall be subject to the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed).

ARTICLE VI.

CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY

The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable Law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

Section 6.01    Effectiveness of Form S-4. The Form S-4 shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Form S-4 that has not been withdrawn. Any material state securities laws applicable to the issuance of the shares of Parent Common Stock constituting Merger Consideration shall have been complied with and no stop order (or similar order) shall have been issued or threatened in writing in respect of any shares of Parent Common Stock constituting Merger Consideration by any applicable state securities commissioner or court of competent jurisdiction.

Section 6.02    No Restraints. No temporary restraining order, preliminary or permanent injunction or other order enjoining or prohibiting the consummation of the Contemplated Transactions shall have been issued by any court or other Governmental Body of competent jurisdiction and remain in effect, no Law shall be in effect which has the effect of making the consummation of the Contemplated Transactions unlawful, and no Legal Proceeding by any Governmental Body of competent jurisdiction seeking to prohibit the consummation of the Contemplated Transactions shall be pending.

Section 6.03    Stockholder Approval. (a) Parent shall have obtained the Required Parent Stockholder Vote, and (b)  the Company shall have obtained the Required Company Stockholder Vote.

Section 6.04      Net Cash Determination. The Final Parent Net Cash and Final Company Net Cash shall have been determined.

Section 6.05    Dissenting Shares. Not more than three percent (3.0%) of the outstanding shares of Company Capital Stock shall be Dissenting Shares.

Section 6.06    Listing. (a) The shares of Parent Common Stock shall have been continually listed on Nasdaq as of and from the date of this Agreement through the Closing Date, (b) the shares of Parent Common Stock to be issued in the Merger pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq as of the Effective Time, and (c) the Nasdaq Listing Application shall have been conditionally approved.

ARTICLE VII.

ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND

MERGER SUB

The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Parent, at or prior to the Closing, of each of the following conditions (except that neither Parent nor Merger Sub may waive the condition set forth in Section 7.07):

Section 7.01    Accuracy of Representations. The Company Fundamental Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Company Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date), except, at each date, for such inaccuracies which are de minimis, individually and in the aggregate. The warranty of the Company made in Section 5.01(d)(i) shall have been true and correct in all respects as of each date, if any, that the Company delivered Additional Financial Statements to Parent for inclusion in the Form S-4 and Proxy Statement. The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations and the Company Capitalization Representations) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date), except, at each date, where the failure to be so true and correct would not, individually and in the aggregate, reasonably be expected to have a Company Material Adverse Effect. For purposes of determining the accuracy of the representations and warranties as provided in this Section 7.01, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded.

Section 7.02    Performance of Covenants. The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

Section 7.03    Closing Certificate. Parent shall have received a certificate executed by the Chief Executive Officer and Chief Financial Officer of the Company, which shall be in full force and effect, certifying (a) that the conditions set forth in Sections 7.01, 7.02, 7.04 and 7.05 have been duly satisfied, (b) that the amount of Company Net Cash (calculating Company Net Cash consistently, including consistent application of accounting principles, methods, practices and procedures, with the manner the Final Company Net Cash was calculated) on the Closing Date is not materially less than the Final Company Net Cash, and (c) that the information set forth in the Allocation Certificate delivered by the Company in accordance with Section 5.18, subject to any updates to the Allocation Certificate attached to such certificate and subject to the determination of the Final Parent Net Cash and Parent Outstanding Shares (as set forth in the Parent Outstanding Shares Certificate delivered by Parent in accordance with Section 5.18) being true and accurate in all respects (it being understood that such officers shall not certify the Final Parent Net Cash or Parent Outstanding Shares), is true and accurate in all respects as of the Closing Date.

Section 7.04    No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

Section 7.05    Termination of Investor Agreements. The Investor Agreements shall have been terminated.

Section 7.06    Lock-Up Agreements. Parent shall have received a copy of a lock-up agreement in substantially the form attached hereto as Exhibit F (the “Lock-Up Agreement”) duly executed by each Lock-Up Signatory and each executive officer and director of the Company who is elected or appointed, as applicable, as an executive officer and director of Parent as of immediately following the Effective Time, each of which shall be in full force and effect.

Section 7.07    Parent Tax Opinion. Parent shall have received (i) a written opinion from Latham & Watkins LLP, dated as of the Closing Date, based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the Merger will qualify as a “reorganization” (within the meaning of Section 368(a) of the Code) (the “Parent Tax Opinion”), and (ii) a copy of the Company Tax Opinion. In rendering such opinion, Latham & Watkins LLP shall be entitled to rely upon customary assumptions, representations, warranties and covenants reasonably satisfactory to it, including representations set forth in certificates of officers of the Parties, in substantially the forms set forth in Section 5.13(c)(ii) of the Parent Disclosure Schedule and Section 5.13(c)(ii) of the Company Disclosure Schedule. In addition, the giving of such opinion shall be subject to the condition that the combined voting power of all Eligible Appraisal Shares shall not exceed twenty percent (20%) of the combined voting power of all outstanding shares of Company Capital Stock.

ARTICLE VIII.

ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY

The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions (except that the Company may not waive the condition set forth in Section 8.07):

Section 8.01    Accuracy of Representations. The Parent Fundamental Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Parent Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date), except, at each date, for such inaccuracies which are de minimis, individually and in the aggregate. The warranty of Parent made in Section 5.01(d)(i) shall have been true and correct in all respects as of each date, if any, that Parent delivered Additional Financial Statements to the Company for inclusion in the Form S-4 and Proxy Statement. The representations and warranties of the Parent contained in this Agreement (other than the Parent Fundamental Representations and the Parent Capitalization Representations) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date), except, at each date, where the failure to be so true and correct would not, individually and in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. For purposes of determining the accuracy of the representations and warranties as provided in this Section 8.01, any update of or modification to the Parent Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded.

Section 8.02    Performance of Covenants. Parent and Merger Sub shall each have performed or complied with in all material respects all of their respective agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the Effective Time.

Section 8.03    Documents. The Company shall have received the following documents, each of which shall be in full force and effect:

(a)    a certificate executed by the Chief Executive Officer and Chief Financial Officer of Parent certifying (i) that the conditions set forth in Sections 8.01, 8.02, and 8.05 have been duly satisfied, and (ii) that the amount of Parent Net Cash (calculating Parent Net Cash consistently, including consistent application of accounting principles, methods, practices and procedures, with the manner the Final Parent Net Cash was calculated) on the Closing Date is not materially less than the Final Parent Net Cash; and (iii) that the information set forth in the Parent Outstanding Shares Certificate is true and accurate in all respects as of the Closing Date; and

(b)    a letter of resignation effecting the resignation of such individual from all applicable offices and positions, in form and substance satisfactory to the Company, dated as of the Closing Date and effective as of the

Effective Time, executed by the officers and directors of Parent who are not to continue as officers or directors of Parent or Merger Sub pursuant to Section 5.15.

Section 8.04    Sarbanes-Oxley Certifications. Neither the principal executive officer nor the principal financial officer of Parent shall have failed to provide, with respect to any SEC Document filed (or required to be filed) by Parent with the SEC on or after the date of this Agreement, any necessary certification in the form required under Rule 13a-14 under the Exchange Act and 18 U.S.C. §  1350.

Section 8.05    No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect.

Section 8.06    Lock-Up Agreements. The Company shall have received a copy of a Lock-Up Agreement duly executed by each Lock-Up Signatory and each executive officer and director of Parent who is elected or appointed, as applicable, as an executive officer and director of Parent as of immediately following the Effective Time, each of which shall be in full force and effect.

Section 8.07    Company Tax Opinion. The Company shall have received (i) a written opinion from Sheppard, Mullin, Richter & Hampton LLP, dated as of the Closing Date, based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the Merger will qualify as a “reorganization” (within the meaning of Section 368(a) of the Code) (the “Company Tax Opinion”) and (ii) a copy of the Parent Tax Opinion. In rendering such opinion, Sheppard, Mullin, Richter & Hampton LLP shall be entitled to rely upon customary assumptions, representations, warranties and covenants reasonably satisfactory to it, including representations set forth in certificates of officers of the Parties, in substantially the forms set forth in Section 5.13(c)(ii) of the Parent Disclosure Schedule and Section 5.13(c)(ii) of the Company Disclosure Schedule. In addition, the giving of such opinion shall be subject to the condition that the combined voting power of all Eligible Appraisal Shares shall not exceed twenty percent (20%) of the combined voting power of all outstanding shares of Company Capital Stock.

Section 8.08    Final Parent Net Cash. Final Parent Net Cash shall not be less than the difference of (a) $12.5 million minus (b) (i) if the Closing occurs on or before January 31, 2020, zero, or (ii) otherwise, the product of (x) the Parent Average Daily Cash Burn multiplied by (y) the number of days from (and including) February 1, 2020 to the Closing.

Section 8.09    Charter Amendment. Parent shall have filed the amendment to its certificate of incorporation, in the form attached hereto as Exhibit G, contemplated by Section 1.04(b), and timely submitted a certified copy of the same to Nasdaq in accordance with Nasdaq’s Marketplace Rules.

Section 8.10    Exchange Agent Agreement. Parent shall have entered into an exchange agent agreement with the Exchange Agent pertaining to the exchange of shares of Company Capital Stock for shares of Parent Common Stock as contemplated hereby, including a form of letter of transmittal, in form and substance reasonably satisfactory to the Company.

ARTICLE IX.

TERMINATION

Section 9.01    Termination. This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by the Company’s stockholders and whether before or after approval of the Parent Stockholder Matters by Parent’s stockholders, unless otherwise specified below):

(a)    by mutual written consent of Parent and the Company, pursuant to resolutions adopted by their respective board of directors;

(b)    by either Parent or the Company:

(i)    if the Merger shall not have been consummated by September 31, 2020 (subject to possible extension as provided in this Section 9.01(b)(i), the “End Date”); provided, however, that the right to terminate this Agreement under this Section 9.01(b)(i) shall not be available to either such Party if such Party (or, in the case of Parent, Merger Sub) is in material breach of this Agreement or such Party’s (or, in the case of Parent, Merger Sub) breach of this Agreement has been a principal cause of the failure of the Merger to be consummated on or before the End Date; provided, further, however, that, in the event that a request for additional information has been made by any Governmental Body, or in the event that the SEC has not declared effective under the Securities Act the Form S-4 by the date which is 60 days prior to the End Date, then either the Company or Parent shall be entitled to extend the End Date for an additional 60 days; provided, further, however, that, in the event the Parent Stockholders’ Meeting has been adjourned or postponed in accordance with Section 5.03(a) and such adjournment or postponement continues through the End Date, then the End Date shall automatically extend until the date that is ten (10) calendar days following such adjournment or postponement;

(ii)    if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger or any material Contemplated Transaction; or

(iii)    if (i) the Parent Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and Parent’s stockholders shall have taken a final vote on the Parent Stockholder Matters, and (ii) the Parent Stockholder Matters shall not have been approved at the Parent Stockholders’ Meeting (or at any adjournment or postponement thereof) by the Required Parent Stockholder Vote; provided, however, that the right to terminate this Agreement under this Section 9.01(b)(iii) shall not be available to Parent if Parent or Merger Sub is in material breach of this Agreement or Parent’s or Merger Sub’s breach of this Agreement has been a principal cause of the failure to obtain the Required Parent Stockholder Vote;

(c)    by Parent:

(i)    if the Required Company Stockholder Vote shall not have been obtained within fifteen (15) days of the date the SEC declares the Form S-4 effective in accordance with the provisions of the Securities Act; provided, however, that once the Required Company Stockholder Vote has been obtained, Parent may not terminate this Agreement pursuant to this Section 9.01(c);

(ii)    if prior to the adoption of this Agreement and the approval of the Contemplated Transactions by the Required Company Stockholder Vote a Company Triggering Event shall have occurred;

(iii)    upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 7.01 or Section 7.02 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that neither Parent nor Merger Sub is then in material breach of this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company, then this Agreement shall not terminate pursuant to this Section 9.01(c)(iii) as a result of such particular breach or inaccuracy until the earlier of (A) the expiration of a 30-day period commencing upon delivery of written notice from Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.01(c)(iii), and (B) the Company ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.01(c)(iii) (it being understood that this Agreement shall not terminate pursuant to this Section 9.01(c)(iii) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective); or

(iv)    if prior to the adoption and approval of the Parent Stockholder Matters by the Required Parent Stockholder Vote, (A) Parent has received a Superior Offer, (B) Parent has complied with its obligations under Section 4.04 and Section 5.03, (C) Parent concurrently terminates this Agreement and enters into a Permitted Alternative Agreement with respect to such Superior Offer, and (D) Parent concurrently pays to the Company the amount contemplated by Section 9.03(d); or

(d)    by the Company:

(i)    if prior to the approval of the Parent Stockholder Matters by the Required Parent Stockholder Vote a Parent Triggering Event shall have occurred;

(ii)    upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Parent or Merger Sub or if any representation or warranty of Parent or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 8.01 or Section 8.02 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that the Company is not then in material breach of this Agreement; provided, further, that if such inaccuracy in Parent’s or Merger Sub’s representations and warranties or breach by Parent or Merger Sub is curable by Parent or Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.01(d)(ii) as a result of such particular breach or inaccuracy until the earlier of (A) the expiration of a 30-day period commencing upon delivery of written notice from the Company to Parent or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.01(d)(ii), and (B) Parent or Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from the Company to Parent or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.01(d)(ii) (it being understood that this Agreement shall not terminate pursuant to this Section 9.01(d)(ii) as a result of such particular breach or inaccuracy if such breach by Parent or Merger Sub is cured prior to such termination becoming effective); or

(iii)    if prior to the adoption of this Agreement and the approval of the Contemplated Transactions by the Required Company Stockholder Vote, (A) the Company has received a Superior Offer, (B) the Company has complied with its obligations under Section 4.04 and Section 5.02, (C) the Company concurrently terminates this Agreement and enters into a Permitted Alternative Agreement with respect to such Superior Offer, and (D) the Company concurrently pays to Parent the amount contemplated by Section 9.03(b).

The Party desiring to terminate this Agreement pursuant to this Section 9.01 (other than pursuant to Section 9.01(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

Section 9.02    Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.01, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 9.02, Section 9.03, Article X and Exhibit A shall survive the termination of this Agreement and shall remain in full force and effect, and (b) the termination of this Agreement and the provisions of Section 9.03 shall not relieve any Party of any liability for (i) actual fraud, or (ii) a deliberate act or deliberate failure to act, taken with the actual knowledge that such act or failure to act would result in or constitute a material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

Section 9.03    Expenses; Termination Fees.

(a)    Except as set forth in this Section 9.03 and Section 5.12, all costs and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated, including the fees, expenses and disbursements of its Representatives; provided, however, that Parent and the Company shall share equally all fees and expenses incurred in relation to the printing and filing with the SEC of the Form S-4 (including any financial statements and exhibits) and any amendments or supplements thereto and paid to a financial printer or the SEC (for avoidance of doubt, excluding any costs incurred in the preparation of such documents).

(b)    If (i) this Agreement is terminated by Parent or the Company pursuant to Section 9.01(b)(iii), (ii) at any time after the date of this Agreement and before obtaining the Required Company Stockholder Vote, an Acquisition Proposal with respect to Parent shall have been publicly announced, disclosed or otherwise communicated to the Parent Board (and shall not have been publicly withdrawn prior to obtaining the Required Company Stockholder Vote), and (iii) within twelve (12) months after the date of such termination, Parent enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction; then Parent shall pay to the Company, within ten (10) Business Days after the first to occur of entry into a definitive agreement and consummation of a Subsequent Transaction, a nonrefundable fee in an amount equal to $500,000 (the “Company Termination Fee”), in addition to any amount payable to the Company pursuant to Section 9.03(h) or Section 9.03(j).

(c)    If this Agreement is terminated by the Company pursuant to Section 9.01(d)(i), then Parent shall pay to the Company, within ten (10) Business Days after termination, the Company Termination Fee, in addition to any amount payable to the Company pursuant to Section 9.03(h) or Section 9.03(j).

(d)    If (i) this Agreement is terminated by Parent pursuant to Section 9.01(c)(i), (ii) at any time after the date of this Agreement and before obtaining the Required Company Stockholder Vote, an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the Company Board (and shall not have been publicly withdrawn prior to obtaining the Required Company Stockholders Vote), and (iii) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction; then the Company shall pay to Parent, within ten (10) Business Days after the first to occur of entry into a definitive agreement and consummation of a Subsequent Transaction, a nonrefundable fee in an amount equal to $500,000 (the “Parent Termination Fee”), in addition to any amount payable to Parent pursuant to Section 9.03(i) or Section 9.03(j).

(e)    If this Agreement is terminated by Parent pursuant to Section 9.01(c)(ii), then the Company shall pay to Parent, within ten (10) Business Days after termination, the Parent Termination Fee, in addition to any amount payable to Parent pursuant to Section 9.03(i) or Section 9.03(j).

(f)    If this Agreement is terminated by Parent pursuant to Section 9.01(c)(iv), then Parent shall pay to the Company, concurrent with such termination, the Company Termination Fee, in addition to any amount payable to the Company pursuant to Section 9.03(h) or Section 9.03(j).

(g)    If this Agreement is terminated by the Company pursuant to Section 9.01(d)(iii), then the Company shall pay to Parent, concurrent with such termination, the Parent Termination Fee, in addition to any amount payable to Parent pursuant to Section 9.03(i) or Section 9.03(j).

(h)    If (i) this Agreement is terminated by the Company pursuant to Section 9.01(b)(iii), Section 9.01(d)(i) or Section 9.01(d)(ii), (ii) this Agreement is terminated by Parent pursuant to Section 9.01(b)(iii) or Section 9.01(c)(iv), or (iii) the Company fails to consummate the Contemplated Transactions solely as a result of a Parent Material Adverse Effect as set forth in Section 8.05 (provided, that at such time all of the other conditions precedent to Parent’s obligation to close set forth in Article VI and Article VII have been satisfied by the Company, are capable of being satisfied by the Company or have been waived by Parent), then Parent shall reimburse the Company for all of its Third Party Expenses, up to a maximum of $350,000, by wire transfer of same-day funds within ten (10) Business Days following the date on which the Company submits to Parent true and correct copies of reasonable documentation supporting such Third Party Expenses.

(i)    If (i) this Agreement is terminated by Parent pursuant to Section 9.01(c)(i), Section 9.01(c)(ii) or Section 9.01(c)(iii), (ii) this Agreement is terminated by the Company pursuant to Section 9.01(d)(iii), or (iii) Parent fails to consummate the Contemplated Transactions solely as a result of a Company Material Adverse Effect as set forth in Section 7.04 (provided, that at such time all of the other conditions precedent to the

Company’s obligation to close set forth in Article VI and Article VIII have been satisfied by Parent, are capable of being satisfied by Parent or have been waived by the Company), then the Company shall reimburse Parent for all of its Third Party Expenses, up to a maximum of $350,000, by wire transfer of same-day funds within ten (10) Business Days following the date on which Parent submits to the Company true and correct copies of reasonable documentation supporting such Third Party Expenses.

(j)    If either Party fails to pay when due any amount payable by it under this Section 9.03, then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 9.03, and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid plus three percent.

(k)    The Parties agree that, subject to Section 9.02, the payment of the fees and expenses set forth in this Section 9.03 shall be the sole and exclusive remedy of each Party following a termination of this Agreement under the circumstances described in this Section 9.03, it being understood that in no event shall either Parent or the Company be required to pay the individual fees or damages payable pursuant to this Section 9.03 on more than one occasion. Subject to Section 9.02, following the payment of the fees and expenses set forth in this Section 9.03 by either Party, (i) such Party shall have no further liability to the other Party in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the other Party giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (ii) no other Party or their respective Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against such Party or seek to obtain any recovery, judgment or damages of any kind against such Party (or any partner, member, stockholder, director, officer, employee, Subsidiary, affiliate, agent or other representative of such Party) in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated, and (iii) all other Parties and their respective Affiliates shall be precluded from any other remedy against such Party and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated. Each of the Parties acknowledges that (x) the agreements contained in this Section 9.03 are an integral part of the Contemplated Transactions, (y) without these agreements, the Parties would not enter into this Agreement, and (z) any amount payable pursuant to this Section 9.03 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable.

ARTICLE X.

MISCELLANEOUS PROVISIONS

Section 10.01    Non-Survival of Representations and Warranties. The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement or any Transaction Document which is a certificate or instrument (but not any other agreement) shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Article X and Exhibit A shall survive the Effective Time.

Section 10.02    Amendment. This Agreement may be amended with the approval of the respective boards of directors of the Company, Merger Sub and Parent at any time (whether before or after the effectiveness of the Company Stockholder Written Consent or before or after obtaining the Required Parent Stockholder Vote); provided, however, that after any such approval of this Agreement by a Party’s stockholders, no amendment shall be made which by law requires further approval of such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and Parent.

Section 10.03    Waiver.

(a)    No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b)    No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

Section 10.04    Entire Agreement; Counterparts; Exchanges by Facsimile. This Agreement and the other Transaction Documents constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between all of the Parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. This Agreement (or any such counterpart) may be executed by electronic signature (including any electronic signature complying with the ESIGN Act of 2000, such as www.docusign.com) or delivered by electronic transmission (including by facsimile or electronic mail), and when so executed or delivered shall have been duly and validly executed or delivered, and be valid and effective, for all purposes.

Section 10.05    Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 10.05; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; and (e) irrevocably waives the right to trial by jury.

Section 10.06    Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the Parties, the prevailing party in such action or suit (as determined by a court of competent jurisdiction) shall be entitled to recover its reasonable out-of-pocket attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

Section 10.07    Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, all Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Parties, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Parties’ prior written consent shall be void and of no effect ab initio.

Section 10.08    Notices. All notices (excluding legal notices), consents, approvals and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one business day after being sent for next business day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand, or (c) on the date delivered in the place of delivery if sent by facsimile or email prior to 6:00 p.m. Pacific time (with a written or electronic confirmation of delivery, excluding any automated reply, prior to such time), otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to Parent or Merger Sub:

Conatus Pharmaceuticals Inc.

16745 West Bernardo Drive, Suite 250

San Diego, California 92127

Attention: Steven J. Mento, President and Chief Executive Officer

Email: smento@conatuspharma.com

with a copy to (which shall not constitute notice):

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, California 92130

Fax: (858) 523-5450

Attention: Cheston Larson; Matthew Bush

Email: cheston.larson@lw.com; matt.bush@lw.com

if to the Company:

Histogen Inc.

10655 Sorrento Valley Road

San Diego, California 92121

Attention: Richard W. Pascoe

Email: rpascoe@histogen.com

with a copy to (which shall not constitute notice):

Sheppard, Mullin, Richter & Hampton LLP

333 South Hope St., 43rd Floor

Los Angeles CA 90071

Fax: (213) 443-2708

Attention: Will Chuchawat, Jeffrey Fessler

Email: WChuchawat@SheppardMullin.com; JFessler@SheppardMullin.com;

Any Party may change its address, email address or facsimile number by written notice to each other Party in accordance with this Section 10.08.

Section 10.09    Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

Section 10.10    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

Section 10.11    Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto.

Section 10.12    No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and, to the extent of their respective rights pursuant to Section 5.08, the D&O Indemnified Parties) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 10.13    Time of Essence. Time is of the essence in the performance of this Agreement.

Section 10.14    Construction.

(a)    The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(b)    For purposes of this Agreement, unless the context requires otherwise:

(i)    the singular number shall include the plural, and vice versa;

(ii)    reference to any gender includes each other gender;

(iii)    the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation”;

(iv)    the use of the word “or” shall not be exclusive;

(v)    all references in this Agreement to “Sections,” “Recitals”, “Preamble”, “Exhibits” and “Schedules” are intended to refer to the Sections, recitals and preamble of this Agreement and the Exhibits and Schedules to this Agreement, respectively;

(vi)    “delivered” or “made available” means, with respect to any documentation, that prior to 11:59 p.m. (Pacific time) on the date that is two calendar days prior to the date of this Agreement (A) a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party, or (B) such material is disclosed in the Parent SEC Disclosure Documents;

(vii)    reference to any Person includes such Person’s successors and assigns but only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity;

(viii)    “hereunder,” “hereof,” “hereto,” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Article, Section or other provision hereof;

(ix)      reference to any agreement, document or instrument (including this Agreement or any other agreement entered into in connection herewith) means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof;

(x)    reference to the “material breach” of any Contract, including this Agreement, means (A) any material breach of, or material inaccuracy in, any representation or warranty made therein, (B) any material breach or failure to perform of any covenant, agreement or obligation therein, or any material default thereunder (including any designated “event of default”), or (C) any one or more other events the existence of which, individually or together, whether unconditionally or with the passing of time or the giving of notice, or both, would (1) constitute a material breach, failure or default referred to in immediately preceding clause (B), (2) result in the acceleration of, or permit any Person to accelerate, any monetary obligation, (3) constitute a breach, failure or default referred to in immediately preceding clause (B) that causes the abridgement, modification, acceleration, termination, revocation, rescission, redemption, cancellation or vesting of, or permits any Person to abridge, modify, accelerate, delay, condition, terminate, revoke, rescind, redeem or cancel, any material right, license, liability, benefit, debt, power, authority, privilege or obligation, or (4) requires, or permit any Person to require, the payment of a material monetary penalty or liquidated damages, and any reference to “breach” of any Contract shall have the same meaning without any of the materiality qualifiers;

(xi)    references to documents, certificates, instruments, leases, or agreements or other Contracts (including this Agreement or any other Transaction Document) shall be deemed to refer as well to all addenda, exhibits, schedules, restatements, supplements, modifications or amendments thereto or thereof;

(xii)    references to amounts expressed in “dollars” or “$” are references to the lawful currency of the United States of America;

(xiii)    with respect to the determination of any period of time, “from” means “from and including” and “to” means “to but excluding”;

(xiv)    references to amounts of money expressed in dollars are references to United States dollars;

(xv)    all accounting terms used herein shall be interpreted, and all accounting determinations hereunder shall be made, in accordance with GAAP;

(xvi)     the term “electronic transmission” means electronic mail and any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof;

(xvii)    a “writing” shall include an electronic transmission;

(xviii)   the term “termination” when used with respect to a period or agreement, shall include the expiration thereof; and

(xix)     references to days are specifically to calendar days.

(c)    Any reference to legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations, and statutory instruments issued or related to such legislation or such provision thereof.

(d)    The underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(e)    The disclosures in any Section or subsection of the Company Disclosure Schedule or the Parent Disclosure Schedule shall qualify other sections and subsections in Article II or Article III, respectively, to the extent it is reasonably apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.

(f)    Neither the specification of any dollar amount in any representation or warranty contained in this Agreement nor the inclusion of any specific item in the Company Disclosure Schedule or Parent Disclosure Schedule is intended to vary the definition of “Company Material Adverse Effect” or “Parent Material Adverse Effect”, or to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no Party shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in the Company Disclosure Schedule or Parent Disclosure Schedule is or is not material for purposes of this Agreement. Unless this Agreement specifically provides otherwise, neither the specification of any item or matter in any representation or warranty contained in this Agreement nor the inclusion of any specific item in the Company Disclosure Schedule or Parent Disclosure Schedule is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business, and no Party shall use the fact of the setting forth or the inclusion of any such item or matter in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in the Company Disclosure Schedule or Parent Disclosure Schedule is or is not in the ordinary course of business for purposes of this Agreement.

(g)    Where specific language is used to clarify by example a general statement contained herein, such specific language shall not be deemed to modify, limit or restrict in any manner; however, in interpreting the representations and warranties of this Agreement, the principle that the specific governs and controls the general shall apply (accordingly, by way of example but not by way of limitation, if there is a specific representation and warranty on the absence of infringement by the Company of the intellectual property rights of Third Parties that is qualified to the Knowledge of the Company, then there will be no breach of a general representation on the absence of undisclosed liabilities if the Company has infringed the intellectual property rights of a Third Party that was not to the Knowledge of the Company).

(h)    The measure of a period of months or years for purposes of this Agreement shall be the date of the applicable following month or year corresponding to the starting date; provided that if no corresponding date exists, then the end date of such period shall be the next actual date of the following month or year (for example, one (1) month following February 18 is March 18, one (1) month following March 31 is May 1, and one (1) year following February 29, 2020 is March 1, 2021).

(the signature page follows)

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

CONATUS PHARMACEUTICALS INC.

By:	/s/ Steven J. Mento, Ph.D.
Steven J. Mento, Ph.D.
President and Chief Executive Officer

CHINOOK MERGER SUB, INC.

By:	/s/ Steven J. Mento, Ph.D.
Steven J. Mento, Ph.D.
President and Chief Executive Officer

HISTOGEN INC.

By:	/s/ Richard W. Pascoe
Richard W. Pascoe
Chief Executive Officer

Signature Page to Agreement and Plan of Merger

EXHIBIT A

CERTAIN DEFINITIONS

1.	For purposes of this Agreement (including this Exhibit A), the following terms shall have the meanings ascribed to them below:

“Acquisition Inquiry” means, with respect to either Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand, or Parent, on the other hand, to the other Party) that would reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” means, with respect to either Party, any offer or proposal (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates to Parent or any of its Subsidiaries, or by or on behalf of Parent or any of its Affiliates to the Company or any of its Subsidiaries), whether written or oral, contemplating or otherwise relating to any Acquisition Transaction with such Party, or any public announcement of intention to enter into any such agreement or of any intention to make any such offer or proposal.

“Acquisition Transaction” means any transaction or series of related transactions involving:

•	any merger, consolidation, amalgamation, share exchange, business combination, or other similar transaction in which a Party or a Subsidiary of a Party is a constituent entity;

•

any issuance of securities, acquisition of securities, reorganization, recapitalization or other similar transaction in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires, or any tender offer, exchange offer or other similar transaction in which such a Person or “group” would upon consummation acquire, beneficial or record ownership of securities representing more than 20% (or, with respect to any Person holding more than a 20% interest on the date hereof, of an additional interest) of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries;

•

the issuance by a Party or any of its Subsidiaries of securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries (other than issuances of securities of a Subsidiary to such Party or another Subsidiary of such Party); or

•

any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets, or 20% or more of the total revenue, of a Party and its Subsidiaries, taken as a whole.

“Affiliate” shall have the meaning given to such term in Rule 145 under the Securities Act.

“Agreement” means the Agreement and Plan of Merger and Reorganization to which this Exhibit A is attached, as it may be amended from time to time.

“Applicable Time” means (a) with respect to the prospectus registering the public offering and sale of Parent Common Stock, (i) the time the Form S-4, or any amendment or supplement thereto, is filed with the SEC, (ii) the time the Form S-4 becomes effective under the Securities Act, and (iii) at the Effective Time, and (b) with respect to the Proxy Statement, (i) the time the Form S-4 becomes effective under the Securities Act, (ii) the date the Proxy Statement, or any amendment or supplement thereto, is first mailed to the stockholders of Parent, and (iii) at the time of the Parent Stockholder Meeting.

“Business Day” means any day other than a day on which commercial banks in the State of New York are authorized or obligated to be closed.

“Cash and Cash Equivalents” means, with respect to any Person and without duplication, all (a) cash and cash equivalents in such Person’s accounts, plus (b) Third Party checks deposited or held in such Person’s accounts that have not yet cleared, plus (c) interest and other receivables (to the extent determined to be collectible), plus (d) deposits (to the extent refundable), minus (e) issued but uncleared checks, drafts and wire transfers of such Person.

“Cash Determination Time” means the close of business on the last Business Day prior to the Anticipated Closing Date.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as set forth in Section 4980B of the Code and Part 6 of Title I of ERISA.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Affiliate” means any Person that is (or at any relevant time was) under “common control” with the Company (within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder).

“Company Associate” means any current or former employee, independent contractor, officer or director of the Company or any of its Subsidiaries.

“Company Board” means the board of directors of the Company.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Capitalization Representations” means the representations and warranties of the Company set forth in Sections 2.06(a), 2.06(c) and 2.06(d).

“Company Common Stock” means the Common Stock, $0.001 par value per share, of the Company.

“Company Contract” means any Contract: (a) to which the Company or any of its Subsidiaries is a party; (b) by which the Company or any of its Subsidiaries or any Company IP Rights or any other asset of the Company or its Subsidiaries is or may become bound or under which the Company or any of its Subsidiaries has, or may become subject to, any obligation; or (c) under which the Company or any of its Subsidiaries has or may acquire any right or interest.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 2.01, 2.03, 2.04 and 2.20.

“Company IP Rights” means all Intellectual Property owned, licensed, or controlled by the Company or its Subsidiaries that is necessary for or used in the operation of the business of the Company and its Subsidiaries as presently conducted.

“Company IP Rights Agreement” means any Contract governing, related to or pertaining to any Company IP Rights.

“Company Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Company Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Company Material Adverse Effect: (a) any rejection by a Governmental Body of a registration or filing by the Company relating to the Company IP Rights; (b) the announcement of the Agreement or the pendency of the Contemplated Transactions; (c) the taking of any action, or the failure to take any action, by the Company that is required to comply with the terms of the Agreement or the taking of any action expressly permitted by Section 4.02(b) of the Company Disclosure Schedule; (d) any natural disaster or any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing; (e) any change in GAAP or applicable Law or the interpretation thereof; (f) general economic or political conditions or conditions generally affecting the industries in which the Company and its Subsidiaries operate; or (g) any change in the cash position of the Company and its Subsidiaries which results from operations in the Ordinary Course of Business; except, in each case with respect to clauses (d), (e) and (f) of this definition, to the extent disproportionately affecting the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries operate.

“Company Net Cash” means (a) the Company’s Cash and Cash Equivalents as of the Cash Determination Time, determined in a manner substantially consistent with the manner in which such items were determined for the Company Audited Financial Statements and the Company Interim Financial Statements, minus (b) the sum of (without duplication) (i) the Company’s accounts payable and accrued expenses (other than accrued expenses which are Company Transaction Expenses) and the Company’s other liabilities, in each case as of the Cash Determination Time and determined in a manner substantially consistent with the manner in which such items were determined for the Company Audited Financial Statements and the Company Interim Financial Statements, plus (ii) any Company Transaction Expenses (including reasonable estimates of any such Transaction Expenses after the Cash Determination Time). Notwithstanding the foregoing, in no case shall Company Net Cash be reduced for any costs or expenses, including attorney’s fees or settlement costs, incurred in connection with any potential or actual securityholder litigation arising or resulting from the Agreement, the Merger or the other Contemplated Transactions and that may be brought in connection with or on behalf of any Company securityholder’s interest in Company Common Stock (including all amounts paid or payable up to the retention amount of any insurance policy that covers or may cover such costs or expenses and amounts not covered by any such insurance policy).

“Company Options” means options or other rights (other than Company Warrants) to purchase shares of Company Capital Stock issued by the Company.

“Company Preferred Stock” means the Preferred Stock, $0.001 par value per share, of the Company.

“Company Registered IP” means all Company IP Rights that are owned by the Company that are registered, filed or issued under the authority of, with or by any Governmental Body, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.

“Company Transaction Expenses” means the Transaction Expenses of the Company and its Subsidiaries.

“Company Triggering Event” shall be deemed to have occurred if: (a) the Company Board or any committee thereof shall have made a Company Board Adverse Recommendation Change; (b) the Company Board or any committee thereof shall have approved, endorsed or recommended any Acquisition Proposal; (c) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.04); or (d) the Company or any director or officer of the Company shall have willfully and intentionally breached the provisions set forth in Section 4.05 or Section 5.02.

“Company Unaudited Interim Balance Sheet” means the unaudited consolidated balance sheet of the Company as of September 30, 2019.

“Company Warrants” means outstanding warrants to purchase shares of Company Capital Stock issued by the Company.

“Confidentiality Agreement” means that certain Mutual Confidential Non-Disclosure Agreement dated as of July 18, 2019, between the Company and Parent.

“Consent” means any approval, consent, ratification, permission, waiver, favorable vote, authorization or other similar action (including any Governmental Authorization).

“Contemplated Transactions” means the Merger and the other transactions contemplated by the Agreement.

“Contract” means, with respect to any Person, any written agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, indenture, option, warrant or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law, whether oral or written, express or implied or otherwise.

“DGCL” means the General Corporation Law of the State of Delaware.

“Effect” means any effect, change, event, circumstance, or development.

“Eligible Audit Committee Member” means an individual who satisfies Rule 5605(c)(2)(A) of the Nasdaq Marketplace Rules, who must: (i) be an Independent Director; (ii) meet the criteria for independence set forth in Rule 10A-3(b)(1) under the Exchange Act; (iii) not have participated in the preparation of the financial statements of any Party or any current Subsidiary of any Party at any time during the past three (3) years; and (iv) be able to read and understand fundamental financial statements, including a balance sheet, income statement, and cash flow statement.

“Eligible Appraisal Shares” means (a) after the date twenty-five days after the First Appraisal Notice Date, all outstanding shares of Company Capital Stock held by a holder who has (i) demanded appraisal of such shares in accordance with Section 262 of the DGCL within 20 days of the First Appraisal Notice Date, (ii) has continuously held such shares since such demand, and (iii) has not signed the Company Stockholder Written Consent or otherwise voted in favor of, or consented in writing to, the Merger with respect to such shares; and (b) prior to such date, all outstanding shares of Company Capital Stock held by a holder who has not signed the Company Stockholder Written Consent with respect to such shares.

“Encumbrance” means, with respect to any asset, property or other right or interest, any order, Lien, license, option, easement, right of way, encroachment, reservation, servitude, equitable interest, adverse title, claim, infringement, interference, right of first refusal or similar restriction, drag-along or similar rights, preemptive right, community or other marital or domestic partner property interest or restriction or encumbrance of any nature (including any restriction on the voting any security or any restriction on use, transfer, receipt of any derived income or proceeds, or the possession, exercise or transfer of any other attribute of ownership) pertaining thereto; provided that transfer restrictions under federal or state securities laws and regulations shall be deemed not to be an Encumbrance.

“Enforceability Exceptions” means the (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other legally recognized enterprise, association, organization or entity, and each of its successors.

“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface, subsurface strata, natural resources, animal or plant life or health, ecosystems or ecological amenities), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“Equity Compensation Plan” means any stock option, equity incentive, stock bonus, stock award, stock purchase or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person.

“Equity Equivalent” means, with respect to any Entity, (a) any options, warrants, convertible securities, exchangeable securities, subscription rights, purchase or acquisition rights, conversion rights, exchange rights, or other Contracts that require such Entity to issue any of its Equity Interests, and (b) any other securities convertible into, exchangeable or exercisable for, or representing the right to subscribe for, in each case with or without consideration, any Equity Interest of such Entity.

“Equity Interest” means (a) with respect to any corporation, any and all shares of capital stock and any Equity Equivalents with respect thereto, (b) with respect to any general or limited partnership, limited liability company, trust or similar Entity, any and all units, interests or other partnership/limited liability company interests, and any Equity Equivalents with respect thereto, and (c) with respect to any other form of Entity, any other direct or indirect equity ownership, participation or interest therein and any Equity Equivalents with respect thereto.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means, subject to Section 1.05(f), the quotient (rounded to four decimal places) obtained by dividing the Company Merger Shares by the Company Outstanding Shares, in which:

“Aggregate Adjusted Valuation” means the sum of the Parent Adjusted Valuation plus the Company Adjusted Valuation.

“Cash Burn” means, with respect to any Person, (i) such Person’s Cash and Cash Equivalents as of the close of business on November 30, 2019 minus (ii) such Person’s Cash and Cash Equivalents as of the close of business on December 31, 2019; provided that any such Cash and Cash Equivalents as a result of (a) borrowings and repayments of borrowings, (b) proceeds from the sale of equity and the exercise of stock options, warrants or other rights to receive shares of capital stock, (c) paid in capital and minority interests, (d) proceeds from any upfront, milestone or other non-recurring payments from a partnership, collaboration or similar agreement or relationship, (e) other non-recurring extraordinary payments or receipts made or received outside of the ordinary course of business and (f) any Transaction Expenses, shall be excluded from such calculations. If “Cash Burn” would otherwise be a negative number, it shall be considered zero.

“Company Adjusted Valuation” means the sum of the Company Base Valuation plus the Company Cash Adjustment Amount.

“Company Allocation Percentage” means the quotient obtained by dividing the Company Adjusted Valuation by the Aggregate Adjusted Valuation.

“Company Average Daily Cash Burn” means the quotient obtained by dividing the Company’s Cash Burn by 31.

“Company Base Valuation” means $100.0 million.

“Company Cash Adjustment Amount” means (which may be a negative number):

•	if Final Company Net Cash is greater than the Company Cash Floor and less than the Company Cash Ceiling, an amount equal to zero;

•	if Final Company Net Cash is greater than or equal to the Company Cash Ceiling, an amount equal to the difference of Final Company Net Cash less the Company Cash Target; or

•	if Final Company Net Cash is less than or equal to the Company Cash Floor, an amount equal to the difference of Final Company Net Cash less the Company Cash Target.

“Company Cash Burn Adjustment Amount” means (i) in the event that the Closing occurs on or before January 31, 2020, an amount equal to zero, or (ii) in the event that the Closing occurs on or after January 31, 2020, an amount equal to the product of (A) the number of days between January 31, 2020 and the Closing Date multiplied by (B) the Company Average Daily Cash Burn.

“Company Cash Ceiling” means the difference of $2.2 million minus the Company Cash Burn Adjustment Amount.

“Company Cash Floor” means the difference of $1.4 million minus the Company Cash Burn Adjustment Amount.

“Company Cash Target” means the difference of $1.8 million minus the Company Cash Burn Adjustment Amount.

“Company Merger Shares” means the product determined by multiplying the Post-Closing Parent Shares by the Company Allocation Percentage.

“Company Outstanding Shares” means the total number of shares of Company Common Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted basis and assuming, without limitation or duplication, (i) the exercise in full of all Company Options and Company Warrants outstanding as of immediately prior to the Effective Time, (ii) the conversion in full of all shares of Company Preferred Stock outstanding as of immediately prior to the Effective Time, and (iii) the issuance of all shares of Company Capital Stock in respect of all other Equity Equivalents of the Company, whether conditional or unconditional and including any such Equity Equivalents triggered by or associated with the consummation of the Merger (but excluding any shares of Company Common Stock reserved for issuance under the Company Plans which are not subject to outstanding or committed Equity Interests granted or to be granted under any Company Plan).

“Parent Adjusted Valuation” means the sum of the Parent Base Valuation plus the Parent Cash Adjustment Amount.

“Parent Allocation Percentage” means the quotient obtained by dividing the Parent Adjusted Valuation by the Aggregate Adjusted Valuation.

“Parent Average Daily Cash Burn” means the quotient obtained by dividing Parent’s Cash Burn by 31.

“Parent Base Valuation” means $35.135 million.

“Parent Cash Adjustment Amount” means (which may be a negative number):

•	if Final Parent Net Cash is greater than the Parent Cash Floor and less than the Parent Cash Ceiling, an amount equal to zero;

•	if Final Parent Net Cash is greater than or equal to the Parent Cash Ceiling, an amount equal to the difference of Final Parent Net Cash less the Parent Cash Target; or

•	if Final Parent Net Cash is less than or equal to the Parent Cash Floor, an amount equal to the difference of Final Parent Net Cash less the Parent Cash Target.

“Parent Cash Burn Adjustment Amount” means (i) in the event that the Closing occurs on or before January 31, 2020, an amount equal to zero, or (ii) in the event that the Closing occurs on or after January 31, 2020, an amount equal to the product of (A) the number of days between January 31, 2020 and the Closing Date multiplied by (B) the Parent Average Daily Cash Burn.

“Parent Cash Ceiling” means the difference of $13.4 million minus the Parent Cash Burn Adjustment Amount.

“Parent Cash Floor” means the difference of $12.6 million minus the Parent Cash Burn Adjustment Amount.

“Parent Cash Target” means the difference of $13.0 million minus the Parent Cash Burn Adjustment Amount.

“Post-Closing Parent Shares” mean the quotient determined by dividing the Parent Outstanding Shares by the Parent Allocation Percentage.

“Final Company Net Cash” means the Company Net Cash as determined pursuant to Section 1.07.

“Final Parent Net Cash” means the Parent Net Cash as determined in accordance with Section 1.06.

“Form S-4” means the registration statement on Form S-4 (or any other suitable forms under the Securities Act for registering Parent Common Stock and submitting the Parent Stockholder Matters for a vote by the holders of Parent Common Stock agreed by the Parties) to be filed with the SEC by Parent, including (a) a prospectus registering the public offering and sale of Parent Common Stock to holders of Company Capital Stock in the Merger in exchange for their respective shares of Company Capital Stock in the Merger, (b) the Proxy Statement to be sent to Parent’s stockholders soliciting proxies for the approval by Parent stockholders of the Parent Stockholder Matters at the Parent Stockholders’ Meeting, and to be sent to the Company’s stockholders to solicit the Company Stockholder Written Consent; together with any amendments and supplements to such registration statement, prospectus (including free writing prospectus), or Proxy Statement, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference therein.

“Governmental Authorization” means any permit, license, certificate, franchise, permission, variance, exception, order, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law.

“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, branch, division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority); or (d) self-regulatory organization (including Nasdaq) or any quasi-governmental or private body exercising any regulatory, taxing or any other governmental or quasi-governmental authority.

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including crude oil or any fraction thereof and petroleum products or by-products.

“Independent Director” has the meaning ascribed to such term in Rule 5605(a)(2) of the Nasdaq Marketplace Rules.

“Intellectual Property” means (a) United States, foreign and international patents, patent applications, including provisional applications, statutory invention registrations, invention disclosures, and all divisionals, continuations, continuations in part, substitutions, renewals, extensions, reexaminations and reissues of the foregoing, (b) trademarks, service marks, trade names, domain names, URLs, trade dress, logos and other source identifiers, including registrations and applications for registration thereof, together with the goodwill associated therewith, (c) copyrights and works of authorship, including registrations and applications for registration thereof, and (d) software, formulae, customer lists, inventions, trade secrets, know-how, confidential information and other proprietary rights and intellectual property, whether patentable or not.

“IRS” means the United States Internal Revenue Service.

“Key Employee” means, with respect to the Company or Parent, an executive officer of such Party or any employee of such Party that reports directly to the board of directors of such Party or to the principal executive officer or principal operating officer of such Party.

“Knowledge” means, with respect to a particular fact or other matter, (a) with respect to an individual, that such individual is actually aware of the relevant fact or other matter, or such individual would reasonably be expected to know such fact or other matter in the ordinary course of the performance of such individual’s employment responsibilities, or (b) otherwise, that any executive officer or director (or any Person of similar or equivalent capacity) of such Entity as of the date such Knowledge is imputed has Knowledge of such fact or other matter.

“Law” means any federal, state, national, foreign, material local or municipal or other law, statute, treaty, constitution, principle of common law, resolution, ordinance, code, edict, decree, executive order, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).

“Legal Proceeding” means any action, suit, petition, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, claim, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Lien” means any security interest, deed of trust, mortgage, pledge, lien, statutory liens of any kind or nature, hypothecation, charge, claim, lease or other similar interest or right.

“Lock-Up Signatories” means those Persons set forth on Schedule A.

“Merger Sub Board” means the board of directors of Merger Sub.

“Merger Sub Common Stock” means the capital stock, $0.0001 par value per share, of Merger Sub.

“Multiemployer Plan” means (a) a “multiemployer plan,” as defined in Section 3(37) or 4001(a)(3) of ERISA, or (b) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in paragraph (a).

“Multiple Employer Plan” means (a) a “multiple employer plan” (within the meaning of Section 413(c) of the Code or Section 3(40) of ERISA), or (b) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in clause (a) of this definition.

“Nasdaq” means The Nasdaq Stock Market LLC, including the Nasdaq Capital Market or such other Nasdaq market on which shares of Parent Common Stock are then listed.

“Neutral Accounting Firm” means an independent accounting firm of nationally recognized standing that is not at the time it is to be engaged hereunder rendering services to either Party, or any Affiliate of either Party, and has not done so within the two (2) year period prior thereto.

“Ordinary Course of Business” means, with respect to any action by any Entity, that such action (i) is taken in the ordinary course of its normal operations and consistent in nature, scope, quality, frequency and magnitude with the past practices of such Entity (which, in the case of Parent, shall include the potential wind down of its operations), and (ii) does not require authorization by (1) such Entity’s board of directors (or any committee thereof) or equivalent governing body, (2) such Person’s stockholders (or by any Person or group of Persons exercising similar authority), or (3) more than one of such Entity’s (A) principal executive officer, (B) principal operating officer, (C) principal financial officer, and (D) other officer performing substantially similar functions.

“Organizational Documents” means, with respect to any Entity, (a) the certificate or articles of association, incorporation, organization, limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person, and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Parent Affiliate” means any Person that is (or at any relevant time was) under “common control” with Parent (within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder).

“Parent Associate” means any current or former employee, independent contractor, officer or director of Parent or Merger Sub.

“Parent Balance Sheet” means the audited balance sheet of Parent as of December 31, 2018, included in Parent’s Report on Form 10-K for the fiscal year ended December 31, 2018, as filed with the SEC.

“Parent Board” means the board of directors of Parent.

“Parent Capitalization Representations” means the representations and warranties of Parent and Merger Sub set forth in Sections 3.06(a), 3.06(d) and 3.06(e).

“Parent Closing Price” means the volume weighted average closing trading price of a share of Parent Common Stock on Nasdaq for the ten (10) trading days ending the trading day immediately prior to the day upon which the Merger becomes effective, as appropriately adjusted in the event the Parent Reverse Stock Split is effected prior to the Effective Time.

“Parent Common Stock” means the Common Stock, $0.0001 par value per share, of Parent.

“Parent Contract” means any Contract: (a) to which Parent or Merger Sub is a party; (b) by which Parent or Merger Sub, or any Parent IP Rights or any other asset of Parent or Merger Sub, is or may become bound or under which Parent or Merger Sub has, or may become subject to, any obligation; or (c) under which Parent or Merger Sub has or may acquire any right or interest.

“Parent Fundamental Representations” means the representations and warranties of Parent and Merger Sub set forth in Sections 3.01, 3.03, 3.04 and 3.20.

“Parent IP Rights” means all Intellectual Property owned, licensed or controlled by Parent that is necessary for the operation of the business of Parent as presently conducted.

“Parent Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the Parent Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Parent Material Adverse Effect: (a) any rejection by a Governmental Body of a statement or filing by Parent relating to the Parent IP Rights; (b) the termination, sublease or assignment of Parent’s facility lease, or failure to do the foregoing; (c) the announcement of the Agreement or the pendency of the Contemplated Transactions; (d) any change in the stock price or trading volume of Parent Common Stock (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Parent Common Stock may be taken into account in determining whether a Parent Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition); (e) the taking of any action, or the failure to take any action, by Parent that is required to comply with the terms of the Agreement or the taking of any action expressly permitted by Section 4.01(b) of the Parent Disclosure Schedule; (f) any natural disaster or any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing; (g) any change in GAAP or applicable Law or the interpretation thereof; (h) general economic or political conditions or conditions generally affecting the industries in which Parent operates; (i) continued losses from operations or decreases in cash balances of Parent; or (j) the winding down of Parent’s operations; except, in each case with respect to clauses (f), (g) and (h) of this definition, to the extent disproportionately affecting Parent relative to other similarly situated companies in the industries in which Parent operates.

“Parent Net Cash” means (a) Parent’s Cash and Cash Equivalents as of the Cash Determination Time, determined in a manner substantially consistent with the manner in which such items were determined for Parent’s most recent Parent SEC Documents, minus (b) the sum of (without duplication) (i) Parent’s accounts payable and accrued expenses (other than accrued expenses which are Parent Transaction Expenses) and Parent’s other liabilities, in each case as of the Cash Determination Time and determined in a manner substantially consistent with the manner in which such items were determined for Parent’s most recent Parent SEC Documents, plus (ii) any Parent Transaction Expenses (including reasonable estimates of any such Transaction Expenses after the Cash Determination Time), plus (iii) Parent’s Tax withholding and employer portion of employment Taxes associated with the accelerated vesting and settlement of the Parent RSUs contemplated hereby, plus (iv) the maximum severance payments (including estimated costs of benefits payments not paid in a lump sum) payable to Terminated Parent Associates in respect of their termination, whether before or after the Effective Time, pursuant to the Parent Employee Plans, the form of Release Agreements and applicable Law, together with the employer portion of employment Taxes associated with such payments or benefits. Notwithstanding the foregoing, in no case shall Parent Net Cash be reduced for any costs or expenses, including attorney’s fees or settlement costs, incurred in connection with (y) any potential or actual securityholder litigation arising or resulting from the Agreement, the Merger or the other Contemplated Transactions and that may be brought in connection with or on behalf of any Parent securityholder’s interest in Parent Common Stock (including all amounts paid or payable up to the retention amount of any insurance policy that covers or may cover such costs or expenses and amounts not covered by any such insurance policy), or (z) any Dissenting Shares.

“Parent Options” means options or other rights (other than Parent Warrants) to purchase shares of Parent Common Stock issued by Parent.

“Parent Outstanding Shares” means the total number of shares of Parent Common Stock outstanding immediately prior to the Effective Time (after giving effect to the Parent Reverse Stock Split, if any, effected immediately prior to the Effective Time) expressed on a fully-diluted basis and assuming, without limitation or duplication, (i) the exercise in full of all Parent Options and Parent Warrants outstanding as of immediately prior to the Effective Time, (ii) with respect to Parent RSUs, the settlement of such Parent RSUs for shares of Parent Common Stock on a net settlement basis as provided in Section 5.06, and (iii) the issuance of all shares of Parent Common Stock in respect of all other Equity Equivalents of Parent, whether conditional or unconditional and including any such Equity Equivalents triggered by or associated with the consummation of the Merger (but excluding any shares of Parent Common Stock reserved for issuance under the Parent Stock Plans or the Parent ESPP which are not subject to outstanding or committed Equity Interests granted or to be granted under any Parent Stock Plan or the Parent ESPP).

“Parent RSUs” means restricted stock units issued by Parent.

“Parent Transaction Expenses” means the Transaction Expenses of Parent and Merger Sub.

“Parent Triggering Event” shall be deemed to have occurred if: (a) Parent shall have failed to include in the Proxy Statement the Parent Board Recommendation, (b) the Parent Board or any committee thereof shall have made a Parent Board Adverse Recommendation Change; (c) the Parent Board or any committee thereof shall have approved, endorsed or recommended any Acquisition Proposal; (d) Parent shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.04); or (e) Parent or any director or officer of Parent shall have willfully and intentionally breached the provisions set forth in Section 4.05 or Section 5.03.

“Parent Warrants” means outstanding warrants to purchase shares of Parent capital stock issued by Parent.

“Parties” means the Company and Parent, collectively; provided that where the context so requires (e.g., references to “all Parties” or “the other Parties”), such term shall also include Merger Sub.

“Permitted Alternative Agreement” means a definitive agreement that contemplates or otherwise relates to an Acquisition Transaction that constitutes a Superior Offer.

“Permitted Encumbrance” means: (a) any liens for current Taxes not delinquent or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Company Unaudited Interim Balance Sheet or the Parent Balance Sheet, as applicable; (b) minor Liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable; (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law; and (e) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies.

“Person” means any individual, Entity or Governmental Body.

“Proxy Statement” means the proxy and solicitation materials constituting the proxy statement/prospectus/information statement part of the Form S-4 or otherwise communicated to Parent’s or the Company’s stockholders in connection with the Merger or relating to the Parent Stockholders’ Meeting or the Company Stockholder Written Consent, including letters to stockholders, notices of meeting and forms of proxy.

“Release Agreement” means a Release Agreement in the form attached hereto as Exhibit E.

“Representatives” means, with respect to any Person, its directors, officers, employees, agents, attorneys, accountants, auditors, investment bankers, advisors and representatives.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsequent Transaction” means any Acquisition Transaction (with all references to 20% in the definition of “Acquisition Transaction” being treated as references to 50% for these purposes).

“Subsidiary” means, with respect to any Person, any Entity of which such Person directly or indirectly (through another Subsidiary) owns, beneficially or of record, in the aggregate, (a) an amount of voting securities or other Equity Interests or rights in such Entity that (without regard to the occurrence of any contingency) is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of “Acquisition Transaction” being treated as references to 50% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Agreement; and (b) is on terms and conditions that the Parent Board or the Company Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof), as well as any written offer by the other Party to amend the terms of this Agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to Parent’s stockholders or the Company’s stockholders, as applicable, than the terms of the Contemplated Transactions (taking into consideration whether such Acquisition Proposal is reasonably capable of being consummated, and whether any financing required by the Person or Persons making such offer is then fully committed and available).

“Takeover Statute” means any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover Law.

“Tax” means any federal, state, local, foreign or other tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, escheat, abandoned or unclaimed property tax, business tax, withholding tax, payroll tax, customs duty, alternative or add-on minimum or other tax of any kind whatsoever, and including any fine, penalty, addition to tax or interest imposed by a Governmental Body with respect thereto.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Third Party” means any Person that is not a Party or an Affiliate of a Party.

“Third Party Expenses” means, with respect to either Party, the reasonable out-of-pocket fees and expenses incurred by such Parties with Third Parties in connection with this Agreement or any other Transaction Document and the Contemplated Transactions; provided, however, that such Third Party Expenses shall not include any amounts for financial advisors to such Party except for reasonably documented out-of-pocket expenses otherwise reimbursable by such Party to such financial advisors pursuant to the terms of such Party’s engagement letter or similar arrangement with such financial advisors.

“Transaction Documents” means this Agreement, the Confidentiality Agreement, the Company Stockholder Support Agreement, the Parent Stockholder Support Agreement, the Release Agreements (if any), the Lock-Up Agreements, the Nasdaq Listing Application, the Exchange Agent Agreement contemplated by Section 8.10, Parent’s charter amendment contemplated by Section 1.04(b), the Company Net Cash Schedule, the Parent Net Cash Schedule, the resignation letters contemplated by Section 8.03(b), the closing certificates contemplated by Section 7.03 and Section 8.03(a), the Allocation Certificate, the termination agreements contemplated by Section 5.16, and any other letters, documents, certificates, instruments or agreements executed in connection with the Contemplated Transactions.

“Transaction Expenses” means, with respect to any Person, any costs, fees and expenses incurred by such Person or its Subsidiaries, or for which such Person or its Subsidiaries is liable, in connection with the negotiation, preparation and execution of the Agreement or any other Transaction Document and the consummation of the Contemplated Transactions and that are unpaid as of the Closing, including brokerage fees and commissions, finders’ fees or financial advisory fees, or any fees and expenses of counsel or accountants payable by such Person or its Subsidiaries.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

2.	For purposes of this Agreement (including this Exhibit A), the following terms shall have the meanings ascribed to them in the Section set forth opposite such term:

Term	Section
2019 Audited Financial Statements	5.01(d)(i)
2020 Interim Financial Statements	5.01(d)(i)
2020 Incentive Plan	5.19
409A Plan	2.17(k)
Accounting Firm	1.06(e)
Additional Financial Statements	5.01(d)(i)
Allocation Certificate	5.18
Anticipated Closing Date	1.06(a)
Capitalization Date	3.06(a)
Certificate of Merger	1.03
Certification	3.07(a)
Closing	1.03
Closing Date	1.03
Company	Preamble
Company Audited Financial Statements	2.07(a)
Company Board Adverse Recommendation	5.02(c)
Company Board Recommendation	5.02(c)
Company Notice Period	5.02(d)
Company Delivery Date	1.07(a)
Company Disclosure Schedule	Article II
Company Dispute Notice	1.06(b)
Company Employee Plan	2.17(a)
Company Financial Statements	2.07(a)
Company Interim Financial Statements	2.07(a)
Company Material Contract	2.13
Company Net Cash Calculation	1.07(a)
Company Net Cash Schedule	1.07(a)
Company Off-the-Shelf Software	2.12(c)
Company Plan	2.06(c)
Company Permits	2.14(b)
Company Preferred Stock	2.06(a)
Company Product Candidates	2.14(d)
Company Real Estate Leases	2.11
Company Regulatory Permits	2.14(d)
Company Response Date	1.06(b)
Company Stock Certificate	1.08
Company Stockholder Support Agreement	Recitals
Company Stockholder Written Consent	5.02(a)
Company Tax Opinion	8.07
Company Termination Fee	9.03(b)
Continuing Employee	5.07(b)
Costs	5.08(a)
Covered D&O Matter	5.08(a)
D&O Indemnified Party	5.08(a)

Term	Section
Dissenting Shares	1.05(a)(ii)
Drug Regulatory Agency	2.14(a)
Effective Time	1.03
End Date	9.01(b)
Exchange Agent	1.09(a)
Exchange Fund	1.09(a)
FDA	2.14(a)
FDCA	2.14(c)
GAAP	2.07(a)
First Appraisal Notice Date	5.02(b)
Investor Agreements	5.16
Letter of Transmittal	1.09(b)
Liability	2.09
Merger	Recitals
Merger Consideration	1.05(a)(ii)
Merger Sub	Preamble
Minimum Cash Amount	5.15
Nasdaq Listing Application	5.12
Parent	Preamble
Parent 401(k) Plan	5.07(b)
Parent Board Adverse Recommendation Change	5.03(b)
Parent Board Recommendation	5.03(b)
Parent Delivery Date	1.06(a)
Parent Disclosure Schedule	Article III
Parent Dispute Notice	1.07(b)
Parent Employee Plan	3.15(a)
Parent ESPP	3.06(d)
Parent Material Contract	3.12
Parent Name Change	1.04(b)
Parent Net Cash Calculation	1.06(a)
Parent Net Cash Schedule	1.06(a)
Parent Notice Period	5.03(c)
Parent Permits	3.13(b)
Parent Product Candidates	3.13(d)
Parent Regulatory Permits	3.13(d)
Parent Real Estate Leases	3.10
Parent Response Date	1.07(b)
Parent Reverse Stock Split	5.19
Parent SEC Documents	3.07(a)
Parent SEC Disclosure Documents	Article III
Parent Stock Plans	3.06(d)
Parent Stockholders Matters	5.03(a)
Parent Stockholders’ Meeting	5.03(a)
Parent Stockholder Support Agreement	Recitals
Parent Tax Opinion	7.07
Permitted Financing	4.02(b)(iii)
Post-Merger Parent Board	1.04(d)
Pre-Closing Period	4.01(a)
Required Company Stockholder Vote	2.04
Required Parent Stockholder Vote	3.04
SEC Documents	3.07(a)
Surviving Corporation	1.01
Terminated Parent Associate	5.07(a)

ANNEX B

OPINION OF OPPENHEIMER

Oppenheimer & Co. Inc. 85 Broad Street 25th Floor New York, NY 10004 Phone 212-668-8000 Transacts Business on All Principal Exchanges

January 27, 2020

Board of Directors

Conatus Pharmaceuticals Inc.

16745 West Bernardo Drive, Suite 250

San Diego, California 92127

Ladies and Gentlemen:

You have requested our opinion, in your capacity as the Board of Directors of Conatus Pharmaceuticals Inc. (“Conatus”) as to the fairness, from a financial point of view, to Conatus, of the Merger Consideration to be paid by Conatus pursuant to the terms of the proposed Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) to be entered into by and among Conatus, Chinook Merger Sub, Inc. (“Merger Sub”) and Histogen Inc. (the “Company”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the January 22, 2020 draft of the Merger Agreement provided to us by Conatus (the “Draft Merger Agreement”).

As more specifically set forth in the Merger Agreement, and subject to the terms, conditions and adjustments set forth therein, the Merger Agreement provides for the acquisition of the Company by Conatus through the merger of Merger Sub with and into the Company, with the Company emerging as the surviving entity thereof (the “Merger”). By virtue of the Merger, each share of Company Capital Stock outstanding immediately prior to the Effective Time (excluding (i) any shares of Company Capital Stock held as treasury stock or held or owned immediately prior to the Effective Time by Conatus or the Company or any of their subsidiaries, which shall be canceled and retired and shall cease to exist, and (ii) the Dissenting Shares) will be converted into such number of shares of validly issued, fully paid and non-assessable shares of common stock of Conatus, par value $0.0001 per share (the “Conatus Common Stock”), as is stated in the Draft Merger Agreement.

The Merger Agreement provides, and for the purpose of this opinion we have, with your consent and without independent verification, assumed that, as a result of the Merger, the former holders of Company Capital Stock will own in the aggregate approximately 74.0% of the outstanding equity of Conatus immediately following the Effective Time and the holders of the outstanding equity of the Surviving Corporation immediately prior to the Merger will own in the aggregate approximately 26.0% of the outstanding equity of the Surviving Corporation immediately following the Effective Time.

In connection with our review of the proposed Merger, and in arriving at our opinion, we have, among other things:

(i)	reviewed the financial terms of the Merger described in the Draft Merger Agreement;

(ii)

reviewed certain information, including certain limited financial forecasts, relating to the business, earnings, and prospects of Conatus and the Company that were furnished to us by the respective managements of Conatus and the Company;

(iii)	conducted discussions with members of senior management and representatives of Conatus and the Company concerning the matters described in clause (ii) above;

(iv)	reviewed the pro forma ownership structure of the combined entity resulting from the Merger;

(v)	reviewed publicly available information relating to the businesses of Conatus and the Company;

(vi)	reviewed the reported prices and trading activity of Conatus Common Stock;

(vii)	reviewed and analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that we considered relevant to our analysis;

(viii)	reviewed and analyzed certain publicly available information relating to selected companies that we deemed relevant to our analysis;

(ix)	reviewed and analyzed certain financial terms of the initial public offerings of certain companies that we deemed relevant to our analysis;

(x)	performed such other analyses and considered such other factors as we deemed appropriate for the purpose of rendering our opinion; and

(xi)

taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuations and our knowledge of Conatus’s and the Company’s industries.

We have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or furnished, or otherwise made available, to us or discussed with or reviewed by us. We have further assumed that the financial information provided has been prepared on a reasonable basis in accordance with industry practice, and that the managements of Conatus and the Company are not aware of any information or facts that would make any information provided to us incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that, with respect to the limited financial forecasts, estimates and other forward-looking information reviewed by us, such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the respective managements of Conatus and the Company as to the expected future results of operations and financial condition of Conatus and the Company, respectively. Such forecasts, estimates, and forward-looking statements are based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly, and we express no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. Furthermore, we have not received any internal financial analyses, financial forecasts, reports or other information concerning the Company of a nature that would have enabled us to perform a discounted cash flow analysis on the Company.

In connection with our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us. We are not experts in, nor do we express an opinion on, legal, regulatory, tax or accounting issues, and we assume that Conatus has relied upon the advice of its counsel, independent accountants and advisors other than Oppenheimer & Co. Inc. as to all such matters with respect to the Merger and the Transaction Documents. This opinion is not a solvency opinion and does not in any way address the solvency or financial condition of Conatus or the Company either before or after the Merger.

In arriving at our opinion, we have assumed that the executed Merger Agreement will be identical in all material respects to the Draft Merger Agreement reviewed by us. We have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties set forth in the Merger Agreement and all related documents and instruments that are referred to therein are true and correct, (ii) each party to the Merger Agreement will fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the Merger will be consummated pursuant to the terms of the Merger Agreement without amendments thereto or any adjustments to the Merger Consideration, and (iv) all conditions to the consummation of the

Merger will be satisfied without waiver by any party of any conditions or obligations thereunder. We have assumed that there are no factors that would delay any necessary regulatory or governmental approvals or consents, and that all approvals and consents required for the Merger, including the approval of the stockholders of Conatus, will be obtained in a manner that will not adversely affect Conatus or the contemplated benefits of the Merger. Additionally, we have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations.

In arriving at our opinion, we have not performed any appraisals or valuations and have not made any physical inspection of any specific assets or liabilities (fixed, contingent or otherwise, or tangible or intangible) of Conatus or the Company, and have not been furnished or provided with any such appraisals or valuations. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Conatus, the Company or any of their respective affiliates is a party or may be subject, and at your direction and with your consent, this opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. Subsequent developments may affect the conclusion reached in this opinion, and we have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

Oppenheimer & Co. Inc., as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We have been engaged by Conatus to act as its financial advisor and we will receive an advisory fee from it for providing such services, a substantial portion of which is contingent upon the successful consummation of the Merger. We will also receive a fee upon delivery of this opinion that is not contingent upon consummation of the Merger, but which is creditable in part against any advisory fee. The Company has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and for the accounts of customers, equity and other securities of Conatus, and, accordingly, we may at any time hold a long or a short position in such securities. There are no material relationships that existed during the two years prior to the date of this opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between us and any party to the Merger. In the future, we may provide certain financial advisory and investment banking services to Conatus and its affiliates for which we would expect to receive compensation.

Consistent with applicable legal and regulatory requirements, Oppenheimer & Co. Inc. has adopted policies and procedures to establish and maintain the independence of our research departments and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Conatus, the Company and/or the Merger that differ from the views of our investment banking personnel.

This opinion has been prepared for the information of the Board of Directors of Conatus for its use in connection with its consideration of the Merger and is not intended to be and does not constitute a recommendation to the Board of Directors, the Board of Directors, or any stockholder of Conatus as to how any such board member or stockholder should vote on any matter relating to the Merger or any other matter. Except with respect to the inclusion of this opinion in the proxy statement/prospectus/information statement relating to the Merger in accordance with our engagement letter with Conatus, this opinion shall not be disclosed, referred to or published (in whole or in part), nor shall any public references to us be made, without our prior written approval. This opinion has been approved for issuance by the Oppenheimer & Co. Inc. Fairness Opinion Committee.

This opinion addresses only the fairness, from a financial point of view, to Conatus of the proposed Merger Consideration to be paid by it in the Merger and does not address the relative merits of the Merger or any alternatives to the Merger, Conatus’s underlying decision to proceed with or effect the Merger, or any other aspect of the Merger, including any terms, aspects or implications of any voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger or otherwise. This opinion does not address the consequences or the overall fairness of the Merger to the holders of any class of securities, creditors or other constituencies of Conatus. Furthermore, we are not expressing any opinion herein as to the prices, trading range or volume at which Conatus’s securities will trade following public announcement or consummation of the Merger. We do not express an opinion about the fairness of the amount or nature of any compensation payable or to be paid to any of the officers, directors or employees, of Conatus, whether or not relative to the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be paid by Conatus in the Merger is fair, from a financial point of view, to Conatus.

Sincerely,

/s/ Oppenheimer & Co. Inc.
Oppenheimer & Co. Inc.

ANNEX C

GENERAL CORPORATION LAW

OF THE STATE OF DELAWARE

§ 262 Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by §  363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

ANNEX D

CONATUS CERTIFICATE OF AMENDMENT

REGARDING REVERSE STOCK SPLIT

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

CONATUS PHARMACEUTICALS INC.

Conatus Pharmaceuticals Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), hereby certifies as follows:

A.

The name of the Corporation is Conatus Pharmaceuticals Inc. The date of filing of the original Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware was July 13, 2005.

B.

This Certificate of Amendment to the Amended and Restated Certificate of Incorporation (this “Certificate of Amendment”) amends the Corporation’s Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on July 30, 2013 (the “Prior Certificate”), and has been duly adopted by the Corporation’s Board of Directors and stockholders in accordance with the provisions of Section 242 of the DGCL and the provisions of the Prior Certificate.

C.	Article FOURTH of the Prior Certificate is hereby amended to add the following Section C:

“C. REVERSE SPLIT. Upon the effectiveness of this Certificate of Amendment pursuant to Section 242 of the DGCL, each             (    ) shares of Common Stock outstanding immediately prior to such filing shall be automatically combined into one (1) share of Common Stock. The aforementioned reclassification shall be referred to collectively as the “Reverse Split.” The number of authorized shares of Common Stock, and the par value thereof, shall remain as set forth in this Certificate of Incorporation.

The Reverse Split shall occur without any further action on the part of the Corporation or stockholders of the Corporation and whether or not certificates representing such stockholders’ shares prior to the Reverse Split are surrendered for cancellation. All shares of Common Stock (including fractions thereof) issuable upon the Reverse Split held by a stockholder prior to the Reverse Split shall be aggregated. No fractional interest in a share of Common Stock shall be deliverable upon the Reverse Split and each stockholder who would otherwise be entitled to a receive a fraction of a share of Common Stock upon the Reverse Split (after aggregating all shares of Common Stock held by a stockholder as aforesaid) shall, in lieu thereof, be entitled to receive a cash payment in an amount equal to the product of (x) the fractional share of Common Stock to which such stockholder would otherwise be entitled multiplied by (y) the closing price of the Corporation’s Common Stock as reported on the Nasdaq Capital Market on the date of the filing of this Certificate of Amendment to the Restated Certificate of Incorporation with the Secretary of State of the State of Delaware multiplied by (z) the number of shares of Common Stock being combined into one share of Common Stock in the Reverse Split. The Corporation shall not be obliged to issue certificates evidencing the shares of Common Stock outstanding as a result of the Reverse Split unless and until all of the certificates evidencing the shares held by a holder prior to the Reverse Split are either delivered to the Corporation or its transfer agent, or the holder notifies the Corporation or its transfer agent that any certificates not so delivered have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.”

D.	All other provisions of the Prior Certificate remain in full force and effect.

E.	This Certificate of Amendment shall be effective at 4:01 P.M. Eastern Time on . 2020.

D-1

IN WITNESS WHEREOF, Conatus Pharmaceuticals Inc. has caused this Certificate of Amendment to be signed by Steven J. Mento, a duly authorized officer of the Corporation, on                     , 2020.

CONATUS PHARMACEUTICALS INC.

By:
Name:	Steven J. Mento, Ph.D.
Title:	President and Chief Executive Officer

D-2

ANNEX E

CONATUS PHARMACEUTICALS INC.

2020 INCENTIVE AWARD PLAN

ARTICLE 1

PURPOSE

1.1    The purpose of the Conatus Pharmaceuticals Inc. 2020 Incentive Award Plan (as it may be amended or restated from time to time, the “Plan”) is to promote the success and enhance the value of Conatus Pharmaceuticals Inc. (the “Company”) by linking the individual interests of the members of the Board, Employees, and Consultants to those of Company stockholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Company stockholders. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of members of the Board, Employees, and Consultants upon whose judgment, interest, and special effort the successful conduct of the Company’s operation is largely dependent.

ARTICLE 2

DEFINITIONS AND CONSTRUCTION

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates.

2.1    “Administrator” shall mean the entity that conducts the general administration of the Plan as provided in Article 11. With reference to the duties of the Committee under the Plan which have been delegated to one or more persons pursuant to Section 11.6, or as to which the Board has assumed, the term “Administrator” shall refer to such person(s) unless the Committee or the Board has revoked such delegation or the Board has terminated the assumption of such duties.

2.2    “Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified as of any date of determination.

2.3    “Applicable Accounting Standards” shall mean Generally Accepted Accounting Principles in the United States, International Financial Reporting Standards or such other accounting principles or standards as may apply to the Company’s financial statements under United States federal securities laws from time to time.

2.4    “Applicable Law” shall mean any applicable law, including without limitation: (i) provisions of the Code, the Securities Act, the Exchange Act and any rules or regulations thereunder; (ii) corporate, securities, tax or other laws, statutes, rules, requirements or regulations, whether federal, state, local or foreign; and (iii) rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded.

2.5    “Award” shall mean an Option, a Restricted Stock award, a Restricted Stock Unit award, a Performance Award, a Dividend Equivalents award, a Stock Payment award or a Stock Appreciation Right, which may be awarded or granted under the Plan (collectively, “Awards”).

2.6    “Award Agreement” shall mean any written notice, agreement, terms and conditions, contract or other instrument or document evidencing an Award, including through electronic medium, which shall contain such terms and conditions with respect to an Award as the Administrator shall determine consistent with the Plan.

2.7    “Beneficial Owner” (or any variant thereof) has the meaning defined in Rule 13d-3 under the Exchange Act.

2.8    “Board” shall mean the Board of Directors of the Company.

2.9    “Cause” means, unless such term or an equivalent term is otherwise defined by the applicable Award Agreement or other written agreement between a Holder and a Participating Company applicable to an Award, any of the following: (i) the Holder’s theft, dishonesty, willful misconduct, breach of fiduciary duty for personal profit, or falsification of any Participating Company documents or records; (ii) the Holder’s material failure to abide by a Participating Company’s code of conduct or other policies (including, without limitation, policies relating to confidentiality and reasonable workplace conduct); (iii) the Holder’s unauthorized use, misappropriation, destruction or diversion of any tangible or intangible asset or corporate opportunity of a Participating Company (including, without limitation, the Holder’s improper use or disclosure of a Participating Company’s confidential or proprietary information); (iv) any intentional act by the Holder which has a material detrimental effect on a Participating Company’s reputation or business; (v) the Holder’s repeated failure or inability to perform any reasonable assigned duties after written notice from a Participating Company of, and a reasonable opportunity to cure, such failure or inability; (vi) any material breach by the Holder of any employment or service agreement between the Holder and a Participating Company, which breach is not cured pursuant to the terms of such agreement; or (vii) the Holder’s conviction (including any plea of guilty or nolo contendere) of any criminal act involving fraud, dishonesty, misappropriation or moral turpitude, or which impairs the Holder’s ability to perform his or her duties with a Participating Company.

2.10    “Change in Capitalization” means any (i) merger, consolidation, reclassification, recapitalization, spin-off, spin-out, repurchase or other reorganization or corporate transaction or event, (ii) special or extraordinary dividend or other extraordinary distribution (whether in the form of cash, Common Stock or other property), stock split, reverse stock split, share subdivision or consolidation, (iii) combination or exchange of shares or (iv) other change in corporate structure, which, in any such case, the Administrator determines, in its sole discretion, affects the Shares such that an adjustment pursuant to Section 12.2 is appropriate.

2.11    “Change in Control” means the first occurrence of an event set forth in any one of the following paragraphs following the Effective Date:

(a)    any Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including the securities Beneficially Owned by such Person which were acquired directly from the Company or any Affiliate thereof) representing more than fifty percent (50%) of the combined voting power of the Company’s then outstanding securities, excluding any Person who becomes such a Beneficial Owner in connection with a transaction described in clause (i) of paragraph (c) below; or

(b)    the date on which individuals who constitute the Board as of the Effective Date and any new Director (other than a Director whose initial assumption of office is directly connected with an actual or threatened election contest, including, but not limited to, a consent solicitation, relating to the election of Directors of the Company) whose appointment or election by the Board or nomination for election by the Company’s stockholders was approved or recommended by a vote of at least two-thirds (2/3) of the Directors then still in office who either were Directors on the Effective Date or whose appointment, election or nomination for election was previously so approved or recommended cease for any reason to constitute a majority of the number of Directors serving on the Board; or

(c)    there is consummated a merger or consolidation of the Company or any direct or indirect Subsidiary with any other corporation or other entity, other than (i) a merger or consolidation (A) which results in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary, fifty percent (50%) or more of the combined voting power of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation and (B) following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the board of directors of the Company, the entity surviving such merger or consolidation or, if the Company or the entity surviving such merger or consolidation is then a Subsidiary, the ultimate parent thereof, or (ii) a merger or consolidation effected to implement a recapitalization of the Company (or re-domestication of the Company or to form a holding company or any similar transaction) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities Beneficially Owned by such Person any securities acquired directly from the Company or its Affiliates) representing more than fifty percent (50%) of the combined voting power of the Company’s then outstanding securities; or

(d)    the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets, other than (A) a sale or disposition by the Company of all or substantially all of the Company’s assets to an entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are owned by stockholders of the Company following the completion of such transaction in substantially the same proportions as their ownership of the Company immediately prior to such sale or (B) a sale or disposition of all or substantially all of the Company’s assets immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the board of directors of the entity to which such assets are sold or disposed or, if such entity is a subsidiary, the ultimate parent thereof.

Notwithstanding the foregoing, (i) a Change in Control shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the holders of Shares immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately following such transaction or series of transactions and (ii) to the extent required to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, a Change in Control shall be deemed to have occurred under the Plan with respect to any Award that constitutes deferred compensation under Section 409A of the Code only if a change in the ownership or effective control of the Company or a change in ownership of a substantial portion of the assets of the Company shall also be deemed to have occurred under Section 409A of the Code. For purposes of this definition of Change in Control, the term “Person” shall not include (i) the Company or any Subsidiary thereof, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary thereof, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, or (iv) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of shares of the Company.

2.12    “Code” shall mean the Internal Revenue Code of 1986, as amended from time to time, together with the regulations and official guidance promulgated thereunder.

2.13    “Committee” shall mean the Compensation Committee of the Board, or another committee or subcommittee of the Board or the Compensation Committee, appointed as provided in Section 11.1.

2.14    “Common Stock” shall mean the common stock of the Company, par value $0.001 per share.

2.15    “Company” shall have the meaning set forth in Article 1.

2.16    “Consultant” shall mean any consultant or adviser engaged to provide services to the Company or any Subsidiary that qualifies as a consultant under the applicable rules of the Securities and Exchange Commission for registration of shares on a Form S-8 Registration Statement.

2.17    “Director” shall mean a member of the Board, as constituted from time to time.

2.18    “Disability” means the inability of the Holder, in the opinion of a qualified physician acceptable to the Company, to perform the major duties of the Holder’s position with the Participating Company Group because of the sickness or injury of the Holder.

2.19    “Dividend Equivalent” shall mean a right to receive the equivalent value (in cash or Shares) of dividends paid on Shares, awarded under Section 8.2.

2.20    “DRO” shall mean a domestic relations order as defined by the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended from time to time, or the rules thereunder.

2.21    “Effective Date” shall have the meaning given to such term in Section 12.3.

2.22    “Eligible Individual” shall mean any person who is an Employee, a Consultant or a Non-Employee Director, as determined by the Administrator.

2.23    “Employee” shall mean any officer or other employee (as determined in accordance with Section 3401(c) of the Code) of the Company or of any Subsidiary.

2.24    “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended from time to time.

2.25    “Exempt Award” shall mean the following:

(a)    An Award granted in assumption of, or in substitution for, outstanding awards previously granted by a corporation or other entity acquired by the Company or any of its Subsidiaries or with which the Company or any of its Subsidiaries combines by merger or otherwise. The terms and conditions of any such Awards may vary from the terms and conditions set forth in the Plan to the extent the Administrator at the time of grant may deem appropriate, subject to Applicable Law.

(b)    An award that an Eligible Individual purchases at Fair Market Value (including awards that an Eligible Individual elects to receive in lieu of fully vested compensation that is otherwise due) whether or not the Shares are delivered immediately or on a deferred basis.

2.26    “Expiration Date” shall have the meaning given to such term in Section 12.1.

2.27    “Fair Market Value” means, as of any date, the fair market value of any property as determined by the Administrator in its sole discretion; provided, that the value of a Share shall be determined as follows:

(a)    If the Common Stock is listed on any (i) established securities exchange (such as the New York Stock Exchange, the NASDAQ Global Market and the NASDAQ Global Select Market), (ii) national market system or (iii) automated quotation system, its Fair Market Value shall be the closing sales price for a Share as quoted on such exchange or system for such date or, if there is no closing sales price for a Share on the date in question, the closing sales price for a Share on the last preceding date for which such quotation exists, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(b)    If the Common Stock is not listed on an established securities exchange, national market system or automated quotation system, but the Common Stock is regularly quoted by a recognized securities dealer, its Fair Market Value shall be the mean of the high bid and low asked prices for such date or, if there are no high bid and low asked prices for a Share on such date, the high bid and low asked prices for a Share on the last preceding date for which such information exists, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(c)    If the Common Stock is neither listed on an established securities exchange, national market system or automated quotation system nor regularly quoted by a recognized securities dealer, its Fair Market Value shall be established by the Administrator in good faith.

Notwithstanding the foregoing, with respect to any Award granted after the effectiveness of the Company’s registration statement relating to its initial public offering and prior to the Public Trading Date, the Fair Market Value shall mean the initial public offering price of a Share as set forth in the Company’s final prospectus relating to its initial public offering filed with the Securities and Exchange Commission.

2.28    “Good Reason” means, unless such term or an equivalent term is otherwise defined by the applicable Award Agreement or other written agreement between a Holder and the Company (or its successor) applicable to an Award, the Holder’s voluntary resignation of service within sixty (60) days after the occurrence of one or more of the following circumstances, provided that the Holder has notified the Company (or its successor) in writing of the Holder’s assertion that one of the following circumstances has occurred, which notice has been delivered within thirty (30) days following the Holder becoming aware of such circumstance: (i) a reduction of more than ten percent (10%) in the Holder’s base salary as then in effect, unless the reduction is made as part of, and is generally consistent with, a general reduction of similarly situated Holders; or (ii) relocation of the Holder’s principal place of work to a location resulting in an increase in the Holder’s daily commute to such principal place of work by more than thirty-five (35) miles, without the Holder’s prior written approval; provided, however, that the Company (or its successor) has been provided with written notice of the circumstance and thirty (30) days from the receipt of written notice in which to cure such circumstance and the Company (or its successor) fails to cure such circumstance during such thirty-day period.

2.29    “Greater Than 10% Stockholder” shall mean an individual then owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Company or any subsidiary corporation (as defined in Section 424(f) of the Code) or parent corporation thereof (as defined in Section 424(e) of the Code).

2.30    “Holder” shall mean a person who has been granted an Award.

2.31    “Incentive Compensation” means annual cash bonus and any Award.

2.32    “Incentive Stock Option” shall mean an Option that is intended to qualify as an incentive stock option and conforms to the applicable provisions of Section 422 of the Code.

2.33    “Non-Employee Director” shall mean a Director of the Company who is not an Employee.

2.34    “Non-Employee Director Compensation Program” shall have the meaning set forth in Section 4.6.

2.35    “Non-Qualified Stock Option” shall mean an Option that is not an Incentive Stock Option.

2.36    “Option” shall mean a right to purchase Shares at a specified exercise price, granted under Article 5. An Option shall be either a Non-Qualified Stock Option or an Incentive Stock Option; provided, however, that Options granted to Non-Employee Directors and Consultants shall only be Non-Qualified Stock Options.

2.37    “Option Term” shall have the meaning set forth in Section 5.6.

2.38    “Parent” shall mean any entity (other than the Company), whether domestic or foreign, in an unbroken chain of entities ending with the Company if each of the entities other than the Company beneficially owns, at the time of the determination, securities or interests representing at least 50% of the total combined voting power of all classes of securities or interests in one of the other entities in such chain.

2.39    “Participating Company” means the Company and or any Parent or Subsidiary.

2.40    “Participating Company Group” means, at any point in time, all entities collectively which are then Participating Companies.

2.41    “Performance Award” shall mean a cash bonus award, stock bonus award, performance award or other incentive award that is paid in cash, Shares or a combination of both, awarded under Section 8.1.

2.42    “Performance Goals” shall mean, for a Performance Period, one or more goals established in writing by the Administrator for the Performance Period based upon one or more performance criteria. Depending on the performance criteria used to establish Performance Goals, Performance Goals may be expressed in terms of overall Company performance or the performance of a Subsidiary, division, business unit, or an individual. Unless otherwise determined by the Administrator, the achievement of each Performance Goal shall be determined, to the extent applicable, with reference to Applicable Accounting Standards.

2.43    “Performance Period” shall mean one or more periods of time, which may be of varying and overlapping durations, as the Administrator may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Holder’s right to, and the payment of, an Award.

2.44    “Performance Stock Unit” shall mean a Performance Award awarded under Section 8.1 which is denominated in units of value including dollar value of Shares.

2.45    “Permitted Transferee” shall mean, with respect to a Holder, any “family member” of the Holder, as defined in the instructions to the Form S-8 Registration Statement under the Securities Act, or any other transferee specifically approved by the Administrator after taking into account Applicable Law.

2.46    “Person” shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof.

2.47    “Plan” shall have the meaning set forth in Article 1.

2.48    “Prior Plan” shall mean the Conatus Pharmaceuticals Inc. 2013 Equity Incentive Plan, as such plan may be amended from time to time.

2.49    “Prior Plan Award” shall mean an award outstanding under the Prior Plan as of the Effective Date.

2.50     “Restricted Stock” shall mean Common Stock awarded under Article 6 that is subject to certain restrictions and may be subject to risk of forfeiture or repurchase.

2.51    “Restricted Stock Unit” shall mean the right to receive Shares or cash awarded under Article 7.

2.52    “Section 16 Officer” means any officer of the Company whom the Board has determined is subject to the reporting requirements of Section 16 of the Exchange Act, whether or not such individual is a Section 16 Officer at the time the determination to recoup compensation is made.

2.53    “Securities Act” shall mean the Securities Act of 1933, as amended.

2.54    “Shares” shall mean shares of Common Stock.

2.55    “Stock Appreciation Right” shall mean a stock appreciation right granted under Article 9.

2.56    “Stock Appreciation Right Term” shall have the meaning set forth in Section 9.4.

2.57    “Stock Payment” shall mean (a) a payment in the form of Shares, or (b) an option or other right to purchase Shares, as part of a bonus, deferred compensation or other arrangement, awarded under Section 8.3.

2.58    “Subsidiary” shall mean any entity (other than the Company), whether domestic or foreign, in an unbroken chain of entities beginning with the Company if each of the entities other than the last entity in the unbroken chain beneficially owns, at the time of the determination, securities or interests representing at least 50% of the total combined voting power of all classes of securities or interests in one of the other entities in such chain.

2.59    “Substitute Award” shall mean an Award granted under the Plan upon the assumption of, or in substitution for, outstanding equity awards granted by a company or other entity in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock; provided, however, that in no event shall the term “Substitute Award” be construed to refer to an award made in connection with the cancellation and repricing of an Option or Stock Appreciation Right.

2.60    “Termination of Service” shall mean:

(a)    As to a Consultant, the time when the engagement of a Holder as a Consultant to the Company or a Subsidiary is terminated for any reason, with or without cause, including, without limitation, by resignation, discharge, death, disability or retirement, but excluding terminations where the Consultant simultaneously commences or remains in employment or service with the Company or any Subsidiary.

(b)    As to a Non-Employee Director, the time when a Holder who is a Non-Employee Director ceases to be a Director for any reason, including, without limitation, a termination by resignation, failure to be elected, death, disability or retirement, but excluding terminations where the Holder simultaneously commences or remains in employment or service with the Company or any Subsidiary.

(c)    As to an Employee, the time when the employee-employer relationship between a Holder and the Company or any Subsidiary is terminated for any reason, including, without limitation, a termination by resignation, discharge, death, disability or retirement; but excluding terminations where the Holder simultaneously commences or remains in employment or service with the Company or any Subsidiary.

The Administrator, in its discretion, shall determine the effect of all matters and questions relating to any Termination of Service, including, without limitation, the question of whether a Termination of Service resulted from a discharge for cause and all questions of whether particular leaves of absence constitute a Termination of Service; provided, however, that, with respect to Incentive Stock Options, unless the Administrator otherwise provides in the terms of the Award Agreement or otherwise, or as otherwise required by Applicable Law, a leave of absence, change in status from an employee to an independent contractor or other change in the employee-employer relationship shall constitute a Termination of Service (and result in such Incentive Stock Option ceasing to be treated as such for tax purposes and to instead be treated as a Non-Qualified Stock Option) only if, and to the extent that, such leave of absence, change in status or other change interrupts employment for the purposes of Section 422(a)(2) of the Code and the then-applicable regulations and revenue rulings under said Section. For purposes of the Plan, a Holder’s employee-employer relationship or consultancy relationship shall be deemed to be terminated in the event that the Subsidiary employing or contracting with such Holder ceases to remain an Subsidiary following any merger, sale of stock or other corporate transaction or event (including, without limitation, a spin-off).

ARTICLE 3

SHARES SUBJECT TO THE PLAN

3.1    Number of Shares.

(a)    The maximum number of Shares reserved and available for issuance under the Plan is the sum of: (i)                      Shares; plus (ii) any Shares which as of the Effective Date are subject to the Prior Plan Awards which become available for issuance under the Plan pursuant to Section 3.1(b) below following the Effective Date; plus (iii) an annual increase on the first day of each calendar year beginning with the first January 1 following the Effective Date and ending with the last January 1 during the initial ten year term of the Plan, equal to the lesser of (A) five percent (5%) of the Shares outstanding (on an as-converted basis) on the final day of the immediately preceding calendar year and (B) such lesser number of Shares as determined by the Board; provided, that, Shares issued under the Plan with respect to an Exempt Award shall not count against such share limit. No more than                      Shares shall be issued pursuant to the exercise of Incentive Stock Options.

(b)    If an Award entitles the Holder to receive or purchase Shares, the number of Shares covered by such Award or to which such Award relates shall be counted on the date of grant of such Award against the aggregate number of Shares available for granting Awards under the Plan. If any Shares subject to an Award or Prior Plan Award are forfeited, cancelled, exchanged or surrendered or if an Award or Prior Plan Award otherwise terminates or expires without a distribution of shares to the Holder, in each case following the Effective Date, the Shares with respect to such Award or Prior Plan Award shall, to the extent of any such forfeiture, cancellation, exchange, surrender, termination or expiration, again be available for granting Awards under the Plan. Notwithstanding the foregoing, Shares surrendered or withheld as payment of either the exercise price of an Award or Prior Plan Award (including Shares otherwise underlying a Stock Appreciation Right that are retained by the Company to account for the exercise price of such Stock Appreciation Right) and/or withholding taxes in respect of an Award or Prior Plan Award shall no longer be available for grant under the Plan. Upon the exercise of any Award or Prior Plan Award granted in tandem with any other Awards or Prior Plan Awards, such related Awards or Prior Plan Awards shall be cancelled to the extent of the number of Shares as to which the Award or Prior Plan Award is exercised and, notwithstanding the foregoing, such number of Shares shall no longer be available for grant under the Plan.

3.2    Stock Distributed. Any Shares distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Common Stock, treasury Common Stock or Common Stock purchased on the open market.

ARTICLE 4

GRANTING OF AWARDS

4.1    Participation. The Administrator may, from time to time, select from among all Eligible Individuals, those to whom an Award shall be granted and shall determine the nature and amount of each Award, which shall not be inconsistent with the requirements of the Plan. Except as provided in Section 4.6 regarding the grant of Awards pursuant to the Non-Employee Director Compensation Program, no Eligible Individual shall have any right to be granted an Award pursuant to the Plan.

4.2    Award Agreement. Each Award shall be evidenced by an Award Agreement that sets forth the terms, conditions and limitations for such Award, which may include the term of the Award, the provisions applicable in the event of the Holder’s Termination of Service, and the Company’s authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an Award. Award agreements evidencing Incentive Stock Options shall contain such terms and conditions as may be necessary to meet the applicable provisions of Section 422 of the Code.

4.3    Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan, the Plan, and any Award granted or awarded to any individual who is then subject to Section 16 of the Exchange Act, shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including Rule 16b-3 of the Exchange Act and any amendments thereto) that are requirements for the application of such exemptive rule. To the extent permitted by Applicable Law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

4.4    At-Will Employment; Voluntary Participation. Nothing in the Plan or Award Agreement shall confer upon any Holder any right to continue in the employ of, or as a Director or Consultant for, the Company or any Subsidiary, or shall interfere with or restrict in any way the rights of the Company and any Subsidiary, which rights are hereby expressly reserved, to discharge any Holder at any time for any reason whatsoever, with or without cause, and with or without notice, or to terminate or change all other terms and conditions of employment or engagement, except to the extent expressly provided otherwise in a written agreement between the Holder and the Company or any Subsidiary. Participation by each Holder in the Plan shall be voluntary and nothing in the Plan shall be construed as mandating that any Eligible Individual shall participate in the Plan.

4.5    Foreign Holders. Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in countries other than the United States in which the Company or any Subsidiary operates or has Employees, Non-Employee Directors or Consultants, or in order to comply with the requirements of any foreign securities exchange, the Administrator, in its sole discretion, shall have the power and authority to: (a) determine which Subsidiaries shall be covered by the Plan; (b) determine which Eligible Individuals outside the United States are eligible to participate in the Plan; (c) modify the terms and conditions of any Award granted to Eligible Individuals outside the United States to comply with applicable foreign laws or listing requirements of any such foreign securities exchange; (d) establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable (any such subplans and/or modifications shall be attached to the Plan as appendices); provided, however, that no such subplans and/or modifications shall increase the share limitations contained in Section 3.1; and (e) take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local governmental regulatory exemptions or approvals or listing requirements of any such foreign securities exchange. Notwithstanding the foregoing, the Administrator may not take any actions hereunder, and no Awards shall be granted, that would violate Applicable Law. For purposes of the Plan, all references to foreign laws, rules, regulations or taxes shall be references to the laws, rules, regulations and taxes of any applicable jurisdiction other than the United States or a political subdivision thereof.

4.6    Non-Employee Director Awards. The Administrator, in its discretion, may provide that Awards granted to Non-Employee Directors shall be granted pursuant to a written nondiscretionary formula established by the Administrator (the “Non-Employee Director Compensation Program”), subject to the limitations of the Plan. The Non-Employee Director Compensation Program shall set forth the type of Award(s) to be granted to Non-Employee Directors, the number of Shares to be subject to Non-Employee Director Awards, the conditions on which such Awards shall be granted, become exercisable and/or payable and expire, and such other terms and conditions as the Administrator shall determine in its discretion. The Non-Employee Director Compensation Program may be modified by the Administrator from time to time in its discretion.

4.7    Stand-Alone and Tandem Awards. Awards granted pursuant to the Plan may, in the discretion of the Administrator, be granted either alone, in addition to, or in tandem with, any other Award granted pursuant to the Plan. Awards granted in addition to or in tandem with other Awards may be granted either at the same time as or at a different time from the grant of such other Awards.

ARTICLE 5

OPTIONS

5.1    Granting of Options to Eligible Individuals. The Administrator is authorized to grant Options to Eligible Individuals from time to time, in its discretion, on such terms and conditions as it may determine, which shall not be inconsistent with the Plan.

5.2    Option Exercise Price. The exercise price per Share subject to each Option shall be set by the Administrator, but shall not be less than 100% of the Fair Market Value of a Share on the date the Option is granted (or, as to Incentive Stock Options, on the date the Option is modified, extended or renewed for purposes of Section 424(h) of the Code) unless otherwise determined by the Administrator. In addition, in the case of Incentive Stock Options granted to a Greater Than 10% Stockholder, such price shall not be less than 110% of the Fair Market Value of a Share on the date the Option is granted (or the date the Option is modified, extended or renewed for purposes of Section 424(h) of the Code).

5.3    Option Vesting.

(a)    The period during which the right to exercise, in whole or in part, an Option vests in the Holder shall be set by the Administrator and the Administrator may determine that an Option may not be exercised in whole or in part for a specified period after it is granted. Such vesting may be based on service with the Company or any Subsidiary or any other criteria selected by the Administrator, including Performance Goals or Performance Criteria. At any time after the grant of an Option, the Administrator, in its discretion and subject to whatever terms and conditions it selects, may accelerate the period during which an Option vests.

(b)    No portion of an Option which is unexercisable at a Holder’s Termination of Service shall thereafter become exercisable, except as may be otherwise provided by the Administrator either in the Award Agreement evidencing the grant of an Option or by action of the Administrator following the grant of the Option. Unless otherwise determined by the Administrator in the Award Agreement or by action of the Administrator following the grant of the Option, the portion of an Option that is unexercisable at a Holder’s Termination of Service shall automatically expire upon Termination of Service.

5.4    Manner of Exercise. All or a portion of an exercisable Option shall be deemed exercised upon delivery of all of the following to the Secretary of the Company, the stock administrator of the Company or such other person or entity designated by the Administrator, or his, her or its office, as applicable:

(a)    A written or electronic notice complying with the applicable rules established by the Administrator stating that the Option, or a portion thereof, is exercised. The notice shall be signed by the Holder or other person then entitled to exercise the Option or such portion of the Option.

(b)    Such representations and documents as the Administrator, in its discretion, deems necessary or advisable to effect compliance with Applicable Law. The Administrator may, in its discretion, also take whatever additional actions it deems appropriate to effect such compliance including, without limitation, placing legends on share certificates and issuing stop-transfer notices to agents and registrars.

(c)    In the event that the Option shall be exercised by any person or persons other than the Holder, appropriate proof of the right of such person or persons to exercise the Option, as determined in the discretion of the Administrator.

(d)    Full payment of the exercise price and applicable withholding taxes for the shares with respect to which the Option, or portion thereof, is exercised, in a manner permitted by Section 10.1 and Section 10.2.

5.5    Partial Exercise. An exercisable Option may be exercised in whole or in part. However, an Option shall not be exercisable with respect to fractional Shares unless otherwise determined by the Administrator and the Administrator may require that, by the terms of the Option, a partial exercise must be with respect to a minimum number of shares.

5.6    Option Term. The term of each Option (the “Option Term”) shall be set by the Administrator in its discretion; provided, however, that the Option Term shall not be more than 10 years from the date the Option is granted, or five years from the date an Incentive Stock Option is granted to a Greater Than 10% Stockholder. The Administrator shall determine the time period, including the time period following a Termination of Service, during which the Holder has the right to exercise the vested Options, which time period may not extend beyond the last day of the Option Term. Except as limited by the requirements of Section 409A of the Code or the first sentence of this Section 5.6, the Administrator may extend the Option Term of any outstanding Option, and may extend the time period during which vested Options may be exercised, in connection with any Termination of Service of the Holder, and may amend, subject to Section 12.1, any other term or condition of such Option relating to such a Termination of Service.

5.7    Qualification of Incentive Stock Options. No Incentive Stock Option shall be granted to any person who is not an Employee of the Company or any subsidiary corporation (as defined in Section 424(f) of the Code) of the Company. No person who qualifies as a Greater Than 10% Stockholder may be granted an Incentive Stock Option unless such Incentive Stock Option conforms to the applicable provisions of Section 422 of the Code. Any Incentive Stock Option granted under the Plan may be modified by the Administrator, with the consent of the Holder, to disqualify such Option from treatment as an “incentive stock option” under Section 422 of the Code. To the extent that the aggregate Fair Market Value of stock with respect to which “incentive stock options” (within the meaning of Section 422 of the Code, but without regard to Section 422(d) of the Code) are exercisable for the first time by a Holder during any calendar year under the Plan, and all other plans of the Company and any parent or subsidiary corporation thereof (each as defined in Section 424(e) and 424(f) of the Code, respectively), exceeds $100,000, the Options shall be treated as Non-Qualified Stock Options to the extent required by Section 422 of the Code. The rule set forth in the immediately preceding sentence shall be applied by taking Options and other “incentive stock options” into account in the order in which they were granted and the Fair Market Value of stock shall be determined as of the time the respective options were granted.

5.8    Notification Regarding Disposition. The Holder shall give the Company prompt written or electronic notice of any disposition of Shares acquired by exercise of an Incentive Stock Option which occurs within (a) two years from the date of granting (including the date the Option is modified, extended or renewed for purposes of Section 424(h) of the Code) such Option to such Holder, or (b) one year after the transfer of such Shares to such Holder.

ARTICLE 6

RESTRICTED STOCK

6.1    Award of Restricted Stock.

(a)    The Administrator is authorized to grant Restricted Stock to Eligible Individuals, and shall determine the terms and conditions, including the restrictions applicable to each award of Restricted Stock, which terms and conditions shall not be inconsistent with the Plan, and may impose such conditions on the issuance of such Restricted Stock as it deems appropriate.

(b)    The Administrator shall establish the purchase price, if any, and form of payment for Restricted Stock; provided, however, that if a purchase price is charged, such purchase price shall be no less than the par value, if any, of the Shares to be purchased, unless otherwise permitted by Applicable Law. In all cases, legal consideration shall be required for each issuance of Restricted Stock.

6.2    Rights as Stockholders. Subject to Section 6.4, upon issuance of Restricted Stock, the Holder shall have, unless otherwise provided by the Administrator, all the rights of a stockholder with respect to said Shares, subject to the restrictions in each individual Award Agreement, including the right to receive all dividends and other distributions paid or made with respect to the Shares; provided, however, that, dividends declared with respect to an Award prior to Restricted Stock becoming vested shall only become payable if (and to the extent) the underlying Restricted Stock vests.

6.3    Restrictions. All shares of Restricted Stock (including any shares received by Holders thereof with respect to shares of Restricted Stock as a result of stock dividends, stock splits or any other form of recapitalization) shall, in the terms of each individual Award Agreement, be subject to such restrictions and vesting requirements as the Administrator shall provide. Such restrictions may include, without limitation, restrictions concerning voting rights and transferability and such restrictions may lapse separately or in combination at such times and pursuant to such circumstances or based on such criteria as selected by the Administrator, including, without limitation, criteria based on the Holder’s duration of employment, directorship or consultancy with the Company, Performance Goals, Performance Criteria, Company performance, individual performance or other criteria selected by the Administrator. By action taken after the Restricted Stock is issued, the Administrator may, on such terms and conditions as it may determine to be appropriate, accelerate the vesting of such Restricted Stock by removing any or all of the restrictions imposed by the terms of the applicable Award Agreement. Unless otherwise determined by the Administrator, Restricted Stock may not be sold or encumbered until all restrictions are terminated or expire.

6.4    Repurchase or Forfeiture of Restricted Stock. Except as otherwise determined by the Administrator at the time of the grant of the Award or thereafter, (a) if no price was paid by the Holder for the Restricted Stock, upon a Termination of Service during the applicable restriction period, the Holder’s rights in unvested Restricted Stock then subject to restrictions shall lapse, and such Restricted Stock shall be surrendered to the Company and cancelled without consideration, and (b) if a price was paid by the Holder for the Restricted Stock, upon a Termination of Service during the applicable restriction period, the Company shall have the right to repurchase from the Holder the unvested Restricted Stock then subject to restrictions at a cash price per share equal to the price paid by the Holder for such Restricted Stock or such other amount as may be specified in the applicable Award Agreement.

6.5    Certificates for Restricted Stock. Restricted Stock granted pursuant to the Plan may be evidenced in such manner as the Administrator shall determine. Certificates or book entries evidencing shares of Restricted Stock shall include an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock. The Company, in its discretion, may (a) retain physical possession of any stock certificate evidencing shares of Restricted Stock until the restrictions thereon shall have lapsed and/or (b) require that the stock certificates evidencing shares of Restricted Stock be held in custody by a designated escrow agent (which may but need not be the Company) until the restrictions thereon shall have lapsed and that the Holder deliver a stock power, endorsed in blank, relating to such Restricted Stock.

6.6    Section 83(b) Election. If a Holder makes an election under Section 83(b) of the Code to be taxed with respect to the Restricted Stock as of the date of transfer of the Restricted Stock rather than as of the date or dates upon which the Holder would otherwise be taxable under Section 83(a) of the Code, the Holder shall be required to deliver a copy of such election to the Company promptly after filing such election with the Internal Revenue Service.

ARTICLE 7

RESTRICTED STOCK UNITS

7.1    Grant of Restricted Stock Units. The Administrator is authorized to grant Awards of Restricted Stock Units to any Eligible Individual selected by the Administrator in such amounts and subject to such terms and conditions as determined by the Administrator.

7.2    Purchase Price. The Administrator shall specify the purchase price, if any, to be paid by the Holder to the Company with respect to any Restricted Stock Unit award; provided, however, that value of the consideration shall not be less than the par value of a Share, unless otherwise permitted by Applicable Law.

7.3    Vesting of Restricted Stock Units. At the time of grant, the Administrator shall specify the date or dates on which the Restricted Stock Units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate, including, without limitation, vesting based upon the Holder’s duration of service to the Company or any Subsidiary, one or more Performance Criteria, Company performance, individual performance or other specific criteria, in each case on a specified date or dates or over any period or periods, as determined by the Administrator.

7.4    Maturity and Payment. At the time of grant, the Administrator shall specify the maturity date applicable to each grant of Restricted Stock Units, which shall be no earlier than the vesting date or dates of the Award and may be determined at the election of the Holder (if permitted by the applicable Award Agreement); provided that, except as otherwise set forth in an applicable Award Agreement, the maturity date relating to each Restricted Stock Unit shall not occur following the later of (a) the 15th day of the third month following the end of the calendar year in which the applicable portion of the Restricted Stock Unit vests; or (b) the 15th day of the third month following the end of the Company’s fiscal year in which the applicable portion of the Restricted Stock Unit vests. On the maturity date, the Company shall, subject to Section 10.4, transfer to the Holder one unrestricted, fully transferable Share for each Restricted Stock Unit scheduled to be paid out on such date and not previously forfeited, or in the discretion of the Administrator, an amount in cash equal to the Fair Market Value of such Shares on the maturity date or a combination of cash and Common Stock as determined by the Administrator.

7.5    No Rights as a Stockholder. Unless otherwise determined by the Administrator, a Holder of Restricted Stock Units shall possess no incidents of ownership with respect to the Shares represented by such Restricted Stock Units, unless and until such Shares are transferred to the Holder pursuant to the terms of this Plan and the Award Agreement.

ARTICLE 8

PERFORMANCE AWARDS, DIVIDEND EQUIVALENTS, STOCK PAYMENTS

8.1    Performance Awards.

(a)    The Administrator is authorized to grant Performance Awards, including Awards of Performance Stock Units and other Awards of cash bonuses or other cash awards determined in the Administrator’s discretion from time to time, to any Eligible Individual. The value of Performance Awards, including Performance Stock Units and any cash awards, may be linked to the attainment of the Performance Goals or other specific criteria determined by the Administrator, in each case on a specified date or dates or over any period or periods and in such amounts as may be determined by the Administrator. Performance Awards, including Performance Stock Unit awards, may be paid in cash, Shares, or a combination of cash and Shares, as determined by the Administrator.

(b)    Without limiting Section 8.1(a), the Administrator may grant Performance Awards to any Eligible Individual in the form of a cash bonus payable upon the attainment of objective Performance Goals, or such other criteria, whether or not objective, that are established by the Administrator, in each case on a specified date or dates or over any period or periods determined by the Administrator.

8.2    Dividend Equivalents.

(a)    Dividend Equivalents may be granted by the Administrator based on dividends declared on the Common Stock, to be credited as of dividend payment dates with respect to dividends with record dates that occur during the period between the date an Award is granted to a Holder and the date such Award vests, is exercised, is distributed or expires, as determined by the Administrator. Such Dividend Equivalents shall be converted to cash or additional Shares by such formula and at such time and subject to such restrictions and limitations as may be determined by the Administrator. In addition, Dividend Equivalents with respect to an Award with vesting that are based on dividends paid prior to the vesting of such Award shall only be paid out to the Holder to the extent that the vesting conditions are subsequently satisfied and the Award vests.

(b)    Notwithstanding the foregoing, no Dividend Equivalents shall be payable with respect to Options or Stock Appreciation Rights.

8.3    Stock Payments. The Administrator is authorized to make Stock Payments to any Eligible Individual. The number or value of Shares of any Stock Payment shall be determined by the Administrator and may be based upon one or more Performance Goals or any other specific criteria, including service to the Company or any Subsidiary, determined by the Administrator. Shares underlying a Stock Payment which is subject to a vesting schedule or other conditions or criteria set by the Administrator shall not be issued until those conditions have been satisfied. Unless otherwise provided by the Administrator, a Holder of a Stock Payment shall have no rights as a Company stockholder with respect to such Stock Payment until such time as the Stock Payment has vested and the Shares underlying the Award have been issued to the Holder. Stock Payments may, but are not required to, be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable to such Eligible Individual.

8.4    Purchase Price. The Administrator may establish the purchase price of a Performance Award or Shares distributed as a Stock Payment award; provided, however, that value of the consideration shall not be less than the par value of a Share, unless otherwise permitted by Applicable Law.

ARTICLE 9

STOCK APPRECIATION RIGHTS

9.1    Grant of Stock Appreciation Rights.

(a)    The Administrator is authorized to grant Stock Appreciation Rights to Eligible Individuals from time to time, in its discretion, on such terms and conditions as it may determine, which shall not be inconsistent with the Plan.

(b)    A Stock Appreciation Right shall entitle the Holder (or other person entitled to exercise the Stock Appreciation Right pursuant to the Plan) to exercise all or a specified portion of the Stock Appreciation Right (to the extent then exercisable pursuant to its terms) and to receive from the Company an amount determined by multiplying the difference obtained by subtracting the exercise price per share of the Stock Appreciation Right from the Fair Market Value on the date of exercise of the Stock Appreciation Right by the number of Shares with respect to which the Stock Appreciation Right shall have been exercised, subject to any limitations the Administrator may impose. Unless otherwise determined by the Administrator, the exercise price per Share subject to each Stock Appreciation Right shall be set by the Administrator, but shall not be less than 100% of the Fair Market Value on the date the Stock Appreciation Right is granted.

9.2    Stock Appreciation Right Vesting.

(a)    The period during which the right to exercise, in whole or in part, a Stock Appreciation Right vests in the Holder shall be set by the Administrator, and the Administrator may determine that a Stock Appreciation Right may not be exercised in whole or in part for a specified period after it is granted. Such vesting may be based on service with the Company or any Subsidiary, Performance Criteria, Performance Goals or any other criteria selected by the Administrator. At any time after grant of a Stock Appreciation Right, the Administrator, in its discretion and subject to whatever terms and conditions it selects, may accelerate the period during which a Stock Appreciation Right vests.

(b)    No portion of a Stock Appreciation Right which is unexercisable at a Holder’s Termination of Service shall thereafter become exercisable, except as may be otherwise provided by the Administrator in an Award Agreement or by action of the Administrator following the grant of the Stock Appreciation Right. Unless otherwise determined by the Administrator in the Award Agreement or by action of the Administrator following the grant of the Stock Appreciation Right, the portion of a Stock Appreciation Right which is unexercisable at a Holder’s Termination of Service shall automatically expire upon Termination of Service.

9.3    Manner of Exercise. All or a portion of an exercisable Stock Appreciation Right shall be deemed exercised upon delivery of all of the following to the Secretary of the Company, the stock administrator of the Company, or such other person or entity designated by the Administrator, or his, her or its office, as applicable:

(a)    A written or electronic notice complying with the applicable rules established by the Administrator stating that the Stock Appreciation Right, or a portion thereof, is exercised. The notice shall be signed by the Holder or other person then entitled to exercise the Stock Appreciation Right or such portion of the Stock Appreciation Right.

(b)    Such representations and documents as the Administrator, in its discretion, deems necessary or advisable to effect compliance with Applicable Law. The Administrator, in its discretion, may also take whatever additional actions it deems appropriate to effect such compliance, including, without limitation, placing legends on share certificates and issuing stop-transfer notices to agents and registrars.

(c)    In the event that the Stock Appreciation Right shall be exercised by any person or persons other than the Holder, appropriate proof of the right of such person or persons to exercise the Stock Appreciation Right, as determined in the discretion of the Administrator.

(d)    Full payment of the exercise price and applicable withholding taxes for the Shares with respect to which the Stock Appreciation Right, or portion thereof, is exercised, in a manner permitted by Section 10.1 and Section 10.2.

9.4    Stock Appreciation Right Term. The term of each Stock Appreciation Right (the “Stock Appreciation Right Term”) shall be set by the Administrator in its discretion; provided, however, that the Stock Appreciation Right Term shall not be more than ten (10) years from the date the Stock Appreciation Right is granted. The Administrator shall determine the time period, including the time period following a Termination of Service, during which the Holder has the right to exercise the vested Stock Appreciation Rights, which time period may not extend beyond the last day of the Stock Appreciation Right Term applicable to such Stock Appreciation Right. Except as limited by the requirements of Section 409A of the Code or the first sentence of this Section 9.4, the Administrator may extend the Stock Appreciation Right Term of any outstanding Stock Appreciation Right, and may extend the time period during which vested Stock Appreciation Rights may be exercised, in connection with any Termination of Service of the Holder, and may amend, subject to Section 12.1, any other term or condition of such Stock Appreciation Right relating to such a Termination of Service.

9.5    Payment. Payment of the amounts payable with respect to Stock Appreciation Rights pursuant to this Article 9 shall be in cash, Shares (based on Fair Market Value as of the date the Stock Appreciation Right is exercised), or a combination of both, as determined by the Administrator.

9.6    Expiration of Stock Appreciation Right Term. Automatic Exercise of In-The-Money Stock Appreciation Rights. Unless otherwise provided by the Administrator (in an Award Agreement or otherwise) or as otherwise directed by a Stock Appreciation Right Holder in writing to the Company, each Stock Appreciation Right outstanding on the Automatic Exercise Date with an exercise price per share that is less than the Fair Market Value per share of Common Stock as of such date shall automatically and without further action by the Stock Appreciation Right Holder or the Company be exercised on the Automatic Exercise Date. In the discretion of the Administrator, the Company or any Subsidiary shall deduct or withhold an amount sufficient to satisfy all taxes associated with such exercise in accordance with Section 10.2. Unless otherwise determined by the Administrator, this Section 9.6 shall not apply to a Stock Appreciation Right if the Holder of such Stock Appreciation Right incurs a Termination of Service on or before the Automatic Exercise Date. For the avoidance of doubt, no Stock Appreciation Right with an exercise price per share that is equal to or greater than the Fair Market Value per share of Common Stock on the Automatic Exercise Date shall be exercised pursuant to this Section 9.6.

ARTICLE 10

ADDITIONAL TERMS OF AWARDS

10.1    Payment. The Administrator shall determine the methods by which payments by any Holder with respect to any Awards granted under the Plan shall be made, including, without limitation: (a) cash or check, (b) Shares (including, in the case of payment of the exercise price of an Award, Shares issuable pursuant to the exercise of the Award) held for such period of time as may be required by the Administrator in order to avoid adverse accounting consequences, in each case, having a Fair Market Value on the date of delivery equal to the aggregate payments required, (c) delivery of a written or electronic notice that the Holder has placed a market sell order with a broker acceptable to the Company with respect to Shares then issuable upon exercise or vesting of an Award, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the aggregate payments required; provided that payment of such proceeds is then made to the Company upon settlement of such sale, or (d) any other form of legal consideration acceptable to the Administrator in its discretion. The Administrator shall also determine the methods by which Shares shall be delivered or deemed to be delivered to Holders. Notwithstanding any other provision of the Plan to the contrary, no Holder who is a Director or an “executive officer” of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to make payment with respect to any Awards granted under the Plan, or continue any extension of credit with respect to such payment, with a loan from the Company or a loan arranged by the Company in violation of Section 13(k) of the Exchange Act.

10.2    Tax Withholding. The Company or any Subsidiary shall have the authority and the right to deduct or withhold, or require a Holder to remit to the Company, an amount sufficient to satisfy federal, state, local and foreign taxes (including the Holder’s FICA, employment tax or other social security contribution obligation) required by law to be withheld with respect to any taxable event concerning a Holder arising as a result of the Plan. The Administrator shall determine the methods by which payments by any Holder with respect to the tax withholding obligations with respect to any Awards granted under the Plan shall be made, which methods may include any of the methods permitted under Section 10.1 above. Without limiting the foregoing, the Administrator, in its discretion and in satisfaction of the foregoing requirement, may withhold, or allow a Holder to elect to have the Company withhold, Shares otherwise issuable under an Award (or allow the surrender of Shares). Unless otherwise determined by the Administrator, the number of Shares which may be so withheld or surrendered shall be limited to the number of Shares which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the minimum statutory withholding rates for federal, state, local and foreign income tax and payroll tax purposes that are applicable to such supplemental taxable income. The Administrator shall determine the fair market value of the Shares, consistent with applicable provisions of the Code, for tax withholding obligations due in connection with a broker-assisted cashless Option or Stock Appreciation Right exercise involving the sale of Shares to pay the Option or Stock Appreciation Right exercise price or any tax withholding obligation.

10.3    Transferability of Awards.

(a)    Except as otherwise provided in Section 10.3(b):

(i)    No Award under the Plan may be sold, pledged, assigned or transferred in any manner other than by will or the laws of descent and distribution or, subject to the consent of the Administrator, pursuant to a DRO, unless and until such Award has been exercised, or the Shares underlying such Award have been issued, and all restrictions applicable to such Shares have lapsed;

(ii)    No Award or interest or right therein shall be liable for the debts, contracts or engagements of the Holder or the Holder’s successors in interest or shall be subject to disposition by transfer, alienation, anticipation, pledge, hypothecation, encumbrance, assignment or any other means whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy), and any attempted disposition thereof shall be null and void and of no effect, except to the extent that such disposition is permitted by Section 10.3(a)(i); and

(iii)    During the lifetime of the Holder, only the Holder may exercise an Award (or any portion thereof) granted to such Holder under the Plan, unless it has been disposed of pursuant to a DRO; after the death of the Holder, any exercisable portion of an Award may, prior to the time when such portion becomes unexercisable under the Plan or the Award Agreement, be exercised by the Holder’s personal representative or by any person empowered to do so under the deceased Holder’s will or under the then-applicable laws of descent and distribution.

(b)    Notwithstanding Section 10.3(a), the Administrator, in its discretion, may determine to permit a Holder to transfer an Award other than an Incentive Stock Option to any one or more Permitted Transferees, subject to the following terms and conditions: (i) an Award transferred to a Permitted Transferee shall not be assignable or transferable by the Permitted Transferee other than by will or the laws of descent and distribution or, subject to the consent of the Administrator, pursuant to a DRO; (ii) an Award transferred to a Permitted Transferee shall continue to be subject to all the terms and conditions of the Award as applicable to the original Holder (other than the ability to further transfer the Award); and (iii) the Holder and the Permitted Transferee shall execute any and all documents requested by the Administrator, including, without limitation documents to (A) confirm the status of the transferee as a Permitted Transferee, (B) satisfy any requirements for an exemption for the transfer under Applicable Law and (C) evidence the transfer.

(c)    Notwithstanding Section 10.3(a), a Holder may, in the manner determined by the Administrator, designate a beneficiary to exercise the rights of the Holder and to receive any distribution with respect to any Award upon the Holder’s death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Holder, except to the extent the Plan and Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Administrator. If the Holder is married or a domestic partner in a domestic partnership qualified under Applicable Law and resides in a community property state, a designation of a person other than the Holder’s spouse or domestic partner, as applicable, as the Holder’s beneficiary with respect to more than 50% of the Holder’s interest in the Award shall not be effective without the prior written or electronic consent of the Holder’s spouse or domestic partner. If no beneficiary has been designated or survives the Holder, payment shall be made to the person entitled thereto pursuant to the Holder’s will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Holder at any time; provided that the change or revocation is filed with the Administrator prior to the Holder’s death.

10.4    Conditions to Issuance of Shares.

(a)    Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates or make any book entries evidencing Shares issuable pursuant to any Award, unless and until the Board or the Committee has determined, with advice of counsel, that the issuance of such Shares is in compliance with Applicable Law and the Shares are covered by an effective registration statement or applicable exemption from registration. In addition to the terms and conditions provided herein, the Board or the Committee may require that a Holder make such reasonable covenants, agreements and representations as the Board or the Committee, in its discretion, deems advisable in order to comply with Applicable Law.

(b)    All Share certificates delivered pursuant to the Plan and all Shares issued pursuant to book entry procedures are subject to any stop-transfer orders and other restrictions as the Administrator deems necessary or advisable to comply with Applicable Law. The Administrator may place legends on any Share certificate or book entry to reference restrictions applicable to the Shares.

(c)    The Administrator shall have the right to require any Holder to comply with any timing or other restrictions with respect to the settlement, distribution or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Administrator.

(d)    No fractional Shares shall be issued and the Administrator, in its discretion, shall determine whether cash shall be given in lieu of fractional Shares or whether such fractional Shares shall be eliminated by rounding down.

(e)    Notwithstanding any other provision of the Plan, unless otherwise determined by the Administrator or required by Applicable Law, the Company shall not deliver to any Holder certificates evidencing Shares issued in connection with any Award and instead such Shares shall be recorded in the books of the Company (or, as applicable, its transfer agent or stock plan administrator).

10.5    Forfeiture and Claw-Back Provisions. Pursuant to its general authority to determine the terms and conditions applicable to Awards under the Plan, the Administrator shall have the right to provide, in an Award Agreement or otherwise, or to require a Holder to agree by separate written or electronic instrument, that:

(a)    (i) Any proceeds, gains or other economic benefit actually or constructively received by the Holder upon any receipt or exercise of the Award, or upon the receipt or resale of any Shares underlying the Award, shall be paid to the Company, and (ii) the Award shall terminate and any unexercised portion of the Award (whether or not vested) shall be forfeited, if (x) a Termination of Service occurs prior to a specified date, or within a specified time period following receipt or exercise of the Award, or (y) the Holder at any time, or during a specified time period, engages in any activity in competition with the Company, or which is inimical, contrary or harmful to the interests of the Company, as further defined by the Administrator or (z) the Holder incurs a Termination of Service for Cause; and

(b)    All Awards (including any proceeds, gains or other economic benefit actually or constructively received by the Holder upon any receipt or exercise of any Award or upon the receipt or resale of any Shares underlying the Award) shall be subject to the provisions of any claw-back policy implemented by the Company, including, without limitation, any claw-back policy adopted to comply with the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder, to the extent set forth in such claw-back policy and/or in the applicable Award Agreement.

10.6    Repricing. Subject to Section 12.2, the Administrator shall have the authority, without the approval of the stockholders of the Company, to amend any outstanding Option or Stock Appreciation Right to reduce its price per share or cancel any Option or Stock Appreciation Right in exchange for cash or another Award when the Option or Stock Appreciation Right price per share exceeds the Fair Market Value of the underlying Shares.

ARTICLE 11

ADMINISTRATION

11.1    Administrator. The Committee (or another committee or a subcommittee of the Board assuming the functions of the Committee under the Plan) shall administer the Plan (except as otherwise permitted herein) and, unless otherwise determined by the Board, shall consist solely of two or more Non-Employee Directors appointed by and holding office at the pleasure of the Board, each of whom is intended to qualify as both a “non-employee director” as defined by Rule 16b-3 of the Exchange Act or any successor rule and an “independent director” under the rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded. Notwithstanding the foregoing, any action taken by the Committee shall be valid and effective, whether or not members of the Committee at the time of such action are later determined not to have satisfied the requirements for membership set forth in this Section 11.1 or otherwise provided in any charter of the Committee. Except as may otherwise be provided in any charter of the Committee, appointment of Committee members shall be effective upon acceptance of appointment. Committee members may resign at any time by delivering written or electronic notice to the Board. Vacancies in the Committee may only be filled by the Board. Notwithstanding the foregoing, (a) the full Board, acting by a majority of its members in office, shall conduct the general administration of the Plan with respect to Awards granted to Non-Employee Directors and, with respect to such Awards, the terms “Administrator” and “Committee” as used in the Plan shall be deemed to refer to the Board and (b) the Board or Committee may delegate its authority hereunder to the extent permitted by Section 11.6.

11.2    Duties and Powers of Committee. It shall be the duty of the Committee to conduct the general administration of the Plan in accordance with its provisions. The Committee shall have the power to interpret the Plan and Award Agreements, and to adopt such rules for the administration, interpretation and application of the Plan as are not inconsistent therewith, to interpret, amend or revoke any such rules and to amend any Award Agreement; provided that the rights or obligations of the Holder of the Award that is the subject of any such Award Agreement are not affected adversely by such amendment, unless the consent of the Holder is obtained or such amendment is otherwise permitted under Section 10.5 or Section 12.10. Any such grant or award under the Plan need not be the same with respect to each Holder. Any such interpretations and rules with respect to Incentive Stock Options shall be consistent with the provisions of Section 422 of the Code. In its discretion, the Board may at any time and from time to time exercise any and all rights and duties of the Committee under the Plan except with respect to matters which under Rule 16b-3 under the Exchange Act or any successor rule, or any regulations or rules issued thereunder, or the rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded are required to be determined in the discretion of the Committee.

11.3    Action by the Committee. Unless otherwise established by the Board or in any charter of the Committee, a majority of the Committee shall constitute a quorum and the acts of a majority of the members present at any meeting at which a quorum is present, and acts approved in writing by all members of the Committee in lieu of a meeting, shall be deemed the acts of the Committee. Each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Subsidiary, the Company’s independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan.

11.4    Authority of Administrator. Subject to the Company’s Bylaws, the Committee’s Charter and any specific designation in the Plan, the Administrator has the exclusive power, authority and sole discretion to:

(a)    Designate Eligible Individuals to receive Awards;

(b)    Determine the type or types of Awards to be granted to Eligible Individuals;

(c)    Determine the number of Awards to be granted and the number of Shares to which an Award will relate;

(d)    Determine the terms and conditions of any Award granted pursuant to the Plan, including, but not limited to, the exercise price, grant price, purchase price, any Performance Goals or Performance Criteria, any restrictions or limitations on the Award, any schedule for vesting, lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, and any provisions related to non-competition and recapture of gain on an Award, based in each case on such considerations as the Administrator in its sole discretion determines;

(e)    Determine whether, to what extent, and pursuant to what circumstances an Award may be settled in, or the exercise price of an Award may be paid in cash, Shares, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(f)    Prescribe the form of each Award Agreement, which need not be identical for each Holder;

(g)    Decide all other matters that must be determined in connection with an Award;

(h)    Establish, adopt or revise any rules and regulations as it may deem necessary or advisable to administer the Plan;

(i)    Interpret the terms of, and any matter arising pursuant to, the Plan or any Award Agreement;

(j)    Make all other decisions and determinations that may be required pursuant to the Plan or as the Administrator deems necessary or advisable to administer the Plan; and

(k)    Accelerate wholly or partially the vesting or lapse of restrictions of any Award or portion thereof at any time after the grant of an Award, subject to whatever terms and conditions it selects and Section 12.2.

11.5    Decisions Binding. The Administrator’s interpretation of the Plan, any Awards granted pursuant to the Plan, and any Award Agreement and all decisions and determinations by the Administrator with respect to the Plan are final, binding and conclusive on all parties.

11.6    Delegation of Authority. To the extent permitted by Applicable Law, the Board or Committee may from time to time delegate to a committee of one or more members of the Board or one or more officers of the Company the authority to grant or amend Awards or to take other administrative actions pursuant to this Article 11; provided, however, that in no event shall an officer of the Company be delegated the authority to grant awards to, or amend awards held by, or take administrative actions with respect to Awards held by, the following individuals: (a) individuals who are subject to Section 16 of the Exchange Act, or (b) officers of the Company (or Directors) to whom authority to grant or amend Awards has been delegated hereunder; provided, further, that any delegation of administrative authority shall only be permitted to the extent it is permissible under Applicable Law. Any delegation hereunder shall be subject to the restrictions and limits that the Board or Committee specifies at the time of such delegation, and the Board may at any time rescind the authority so delegated or appoint a new delegatee. At all times, the delegatee appointed under this Section 11.6 shall serve in such capacity at the pleasure of the Board and the Committee.

ARTICLE 12

MISCELLANEOUS PROVISIONS

12.1    Amendment, Suspension or Termination of the Plan. Except as otherwise provided in this Section 12.1, the Plan may be wholly or partially amended or otherwise modified, suspended or terminated at any time or from time to time by the Board or the Committee. However, without approval of the Company’s stockholders given within twelve (12) months before or after the action by the Administrator, no action of the Administrator may, except as provided in Section 12.2, increase the limits imposed in Section 3.1 on the maximum number of Shares which may be issued under the Plan. Except as provided in Section 12.10, no amendment, suspension or termination of the Plan shall, without the consent of the Holder, impair any rights or obligations under any Award theretofore granted or awarded, unless the Award itself otherwise expressly so provides. No Awards may be granted or awarded during any period of suspension or after termination of the Plan, and in no event may any Award be granted under the Plan after the tenth (10th) anniversary of the date the Plan is first adopted by the Board (the “Expiration Date”). Any Awards that are outstanding on the Expiration Date shall remain in force according to the terms of the Plan and the applicable Award Agreement.

12.2    Equitable Adjustments.

(a)    In the event of any Change in Capitalization, an equitable substitution or proportionate adjustment (as determined by the Administrator, in its sole discretion) shall be made in (i) the aggregate number of Shares reserved for issuance under the Plan and (ii) the kind and number of securities subject to, and any purchase price, exercise price or base price of, any outstanding Awards granted under the Plan; provided, however, that any fractional Shares resulting from the adjustment shall be eliminated. Except to the extent determined by the Administrator, any adjustments to Incentive Stock Options under this Section 12.2 shall be made only to the extent not constituting a “modification” within the meaning of Section 424(h)(3) of the Code. Such other equitable substitutions or adjustments shall be made as may be determined by the Administrator, in its sole discretion. The Administrator’s determinations pursuant to this Section 12.2 shall be final, binding and conclusive.

(b)    Without limiting the generality of the foregoing, in connection with a Change in Capitalization, the Administrator may provide, in its sole discretion, for the cancellation of any outstanding Award in exchange for payment in cash or other property having an aggregate Fair Market Value equal to the Fair Market Value of the Shares, cash or other property covered by such Award, reduced by the aggregate exercise price or base price thereof, if any; provided, however, that if the exercise price or base price of any outstanding Award is equal to or greater than the Fair Market Value of the Shares, cash or other property covered by such Award, the Administrator may cancel such Award without the payment of any consideration to the Holder.

(c)    Notwithstanding anything to the contrary herein, in the event of a payment of a dividend or distribution to the stockholders of the Company (other than in the form of Shares or regular, periodic cash dividends) that has a material effect on the Fair Market Value of Shares or in the event of a stock dividend, in each case, the payment of which constitutes a Change in Capitalization (the per Share Fair Market Value of such dividend or distribution, the “Dividend”), with respect to the outstanding Options, the Administrator may (but, for avoidance of doubt, is not required to) take the following action to perform the adjustment required by Section 12.2(a): (1) with respect to the vested portion of any outstanding Option, cause the Company to pay to the Holder holding such Option the product of the Dividend and the number of Shares underlying the vested portion of such Option (in each case, in the same form and at the same time as the other shareholders are receiving such Dividend), and (2) with respect to each unvested portion of any outstanding Option, cause the Company to pay to the Holder holding such Option the product of the Dividend and the number of Shares underlying the unvested portion of such Option within fifteen (15) days of such unvested portion of the Option vesting (in each case, in the same form as the other shareholders are receiving such Dividend); provided that if any payment pursuant to this sentence results in a payment of a fractional Share, the payment shall be rounded down to the nearest whole Share.

(d)    Subject to the requirements and limitations of Section 409A of the Code, if applicable, the Administrator may provide for any one or more of the following in connection with a Change in Control:

(i)    In its discretion, the Administrator may provide in the grant of any Award or at any other time may take action it deems appropriate to provide for acceleration of the exercisability and/or vesting in connection with a Change in Control of each or any outstanding Award or portion thereof and Shares acquired pursuant thereto upon such conditions, including termination of the Holder’s provision of services prior to, upon, or following the Change in Control, and to such extent as the Administrator determines.

(ii)    In the event of a Change in Control, the surviving, continuing, successor, or purchasing corporation or other business entity or parent thereof, as the case may be (the “Acquiror”), may, without the consent of any Holder, assume or continue the Company’s rights and obligations under each or any Award or portion thereof outstanding immediately prior to the Change in Control or substitute for each or any such outstanding Award or portion thereof a substantially equivalent award with respect to the Acquiror’s stock. For purposes of this Section, if so determined by the Administrator, in its discretion, an Award or any portion thereof shall be deemed assumed if, following the Change in Control, the Award confers the right to receive, subject to the terms and conditions of the Plan and the applicable Award Agreement, for each Share subject to such portion of the Award immediately prior to the Change in Control, the consideration (whether stock, cash, other securities or property or a combination thereof) to which a holder of a Share on the effective date of the Change in Control was entitled (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration is not solely common stock of the Acquiror, the Administrator may, with the consent of the Acquiror, provide for the consideration to be received upon the exercise of the Award, for each Share subject to the Award, solely common stock of the Acquiror equal in Fair Market Value to the per share consideration received by holders of Shares pursuant to the Change in Control. If any portion of such consideration may be received by holders of Shares pursuant to the Change in Control on a contingent or delayed basis, the Administrator may, in its discretion, determine such Fair Market Value per share as of the time of the Change in Control on the basis of the Administrator’s good faith estimate of the present value of the probable future payment of such consideration. Any Award or portion thereof which is neither assumed or continued by the Acquiror in connection with the Change in Control nor exercised as of the time of consummation of the Change in Control shall terminate and cease to be outstanding effective as of the time of consummation of the Change in Control. If outstanding Awards that are in-the-money will not be assumed by the Acquiror, the Administrator shall cause written notice of a proposed Change in Control to be given to Holders holding such in-the-money Awards not less than five (5) business days before the anticipated effective date of such proposed Change in Control. Notwithstanding the foregoing, Shares acquired upon exercise of an Award prior to the Change in Control and any consideration received pursuant to the Change in Control with respect to such Shares shall continue to be subject to all applicable provisions of the Award Agreement evidencing such Award except as otherwise provided in such Award Agreement.

(iii)    The Administrator may, in its discretion and without the consent of any Holder, determine that, upon the occurrence of a Change in Control, each or any Award or portion thereof outstanding immediately prior to the Change in Control and not previously exercised or settled shall be canceled in exchange for a payment with respect to each vested Share (and each unvested Share, if so determined by the Administrator) subject to such canceled Award in (i) cash, (ii) stock of the Company or of a corporation or other business entity party to the Change in Control, or (iii) other property which, in any such case, shall be in an amount having a Fair Market Value equal to the Fair Market Value of the consideration to be paid per Share in the Change in Control, reduced (but not below zero) by the exercise or purchase price per share, if any, under such Award. If any portion of such consideration may be received by holders of Shares pursuant to the Change in Control on a contingent or delayed basis, the Administrator may, in its sole discretion, determine such Fair Market Value per share as of the time of the Change in Control on the basis of the Board’s good faith estimate of the present value of the probable amount of future payment of such consideration, or, in the alternative, may submit such amounts to same contingencies and timely restrictions in payments to stockholders in general. In the event such determination is made by the Board, an Award having an exercise or purchase price per share equal to or greater than the Fair Market Value of the consideration to be paid per Share in the Change in Control may be canceled without payment of consideration to the holder thereof. Payment pursuant to this Section (reduced by applicable withholding taxes, if any) shall be made to Holders in respect of the vested portions of their canceled Awards as soon as practicable following the date of the Change in Control and in respect of the unvested portions of their canceled Awards in accordance with the vesting schedules applicable to such Awards.

(e)    The Administrator, in its discretion, may include such further provisions and limitations in any Award, agreement or certificate, as it may deem equitable and in the best interests of the Company that are not inconsistent with the provisions of the Plan.

(f)    No adjustment or action described in this Section 12.2 or in any other provision of the Plan shall be authorized to the extent that such adjustment or action would cause the Plan to violate Section 422(b)(1) of the Code. Furthermore, no such adjustment or action shall be authorized to the extent such adjustment or action would result in short-swing profits liability under Section 16 or violate the exemptive conditions of Rule 16b-3 unless the Administrator determines that the Award is not to comply with such exemptive conditions.

(g)    The existence of the Plan, the Award Agreement and the Awards granted hereunder shall not affect or restrict in any way the right or power of the Company or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, warrants or rights to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Common Stock or the rights thereof or which are convertible into or exchangeable for Common Stock, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

(h)    No action shall be taken under this Section 12.2 which shall cause an Award to fail to comply with Section 409A of the Code, to the extent applicable the Award.

(i)    In the event of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the Shares or the share price of the Common Stock including any Change in Capitalization, for reasons of administrative convenience, the Company, in its discretion, may refuse to permit the exercise of any Award during a period of up to thirty (30) days prior to the consummation of any such transaction.

12.3    Effective Date and Approval of Plan by Stockholders. The Plan was approved by the Board on                 , 2020. The Plan shall be effective (the “Effective Date”) on the day of the closing of the transactions contemplated by that certain Agreement and Plan of Merger and Reorganization entered into on or about January 28, 2020, by and among the Company, Chinook Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company, and Histogen, Inc., a Delaware corporation (the “Merger Agreement”), provided that it is approved by a majority of the Company’s stockholders at a duly held meeting prior to such date (in accordance with the Company’s bylaws). The effectiveness of the Plan is subject to the consummation of the transactions contemplated by the Merger Agreement. If the Plan is not approved by the Company’s stockholders, if such approval does not occur within twelve (12) months following                     , 2020, , or if the Merger Agreement is terminated prior to the consummation of the transactions contemplated thereby, the Plan will not become effective and shall be null and void ab initio.

12.4    No Stockholders Rights. Except as otherwise provided herein, a Holder shall have none of the rights of a stockholder with respect to Shares covered by any Award until the Holder becomes the record owner of such Shares.

12.5    Paperless Administration. In the event that the Company establishes, for itself or using the services of a third party, an automated system for the documentation, granting or exercise of Awards, such as a system using an internet website or interactive voice response, then the paperless documentation, granting or exercise of Awards by a Holder may be permitted through the use of such an automated system.

12.6    Effect of Plan upon Other Compensation Plans. The adoption of the Plan shall not affect any other compensation or incentive plans in effect for the Company or any Subsidiary. Nothing in the Plan shall be construed to limit the right of the Company or any Subsidiary: (a) to establish any other forms of incentives or compensation for Employees, Directors or Consultants of the Company or any Subsidiary, or (b) to grant or assume options or other rights or awards otherwise than under the Plan in connection with any proper corporate purpose including without limitation, the grant or assumption of options in connection with the acquisition by purchase, lease, merger, consolidation or otherwise, of the business, stock or assets of any corporation, partnership, limited liability company, firm or association.

12.7    Compliance with Laws. The Plan, the granting and vesting of Awards under the Plan and the issuance and delivery of Shares and the payment of money under the Plan or under Awards granted or awarded hereunder are subject to compliance with all Applicable Law (including but not limited to state, federal and foreign securities law and margin requirements), and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Company, be necessary or advisable in connection therewith. Any securities delivered under the Plan shall be subject to such restrictions, and the person acquiring such securities shall, if requested by the Company, provide such assurances and representations to the Company as the Company may deem necessary or desirable to assure compliance with all Applicable Law. To the extent permitted by Applicable Law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to Applicable Law.

12.8    Titles and Headings, References to Sections of the Code or Exchange Act. The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control. References to sections of the Code or the Exchange Act shall include any amendment or successor thereto.

12.9    Clawback.

(a)    If the Company is required to prepare a financial restatement due to the material non-compliance of the Company with any financial reporting requirement, then the Committee may require any Section 16 Officer to repay or forfeit to the Company, and each Section 16 Officer agrees to so repay or forfeit, that part of the Incentive Compensation received by that Section 16 Officer during the three-year period preceding the publication of the restated financial statement that the Committee determines was in excess of the amount that such Section 16 Officer would have received had such Incentive Compensation been calculated based on the financial results reported in the restated financial statement. The Committee may take into account any factors it deems reasonable in determining whether to seek recoupment of previously paid Incentive Compensation and how much Incentive Compensation to recoup from each Section 16 Officer (which need not be the same amount or proportion for each Section 16 Officer), including any determination by the Committee that a Section 16 Officer engaged in fraud, willful misconduct or committed grossly negligent acts or omissions which materially contributed to the events that led to the financial restatement. The amount and form of the Incentive Compensation to be recouped shall be determined by the Committee in its sole and absolute discretion, and recoupment of Incentive Compensation may be made, in the Committee’s sole and absolute discretion, through the cancellation of vested or unvested Awards, cash repayment or both.

(b)    Notwithstanding any other provisions in this Plan, any Award which is subject to recovery under any Applicable Law, government regulation or stock exchange listing requirement, will be subject to such deductions and clawback as may be required to be made pursuant to such Applicable Law, government regulation or stock exchange listing requirement (or any policy adopted by the Company pursuant to any such law, government regulation or stock exchange listing requirement).

12.10    Governing Law. The Plan and any agreements hereunder shall be administered, interpreted and enforced under the internal laws of the State of Delaware without regard to conflicts of laws thereof or of any other jurisdiction.

12.11    Section 409A. The Plan as well as payments and benefits under the Plan are intended to be exempt from, or to the extent subject thereto, to comply with Section 409A of the Code, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted in accordance therewith. Notwithstanding anything contained herein to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, the Holder shall not be considered to have terminated employment or service with the Company for purposes of the Plan and no payment shall be due to the Holder under the Plan or any Award until the Holder would be considered to have incurred a “separation from service” from the Company and its Affiliates within the meaning of Section 409A of the Code. Any payments described in the Plan that are due within the “short term deferral period” as defined in Section 409A of the Code shall not be treated as deferred compensation unless Applicable Law requires otherwise. Notwithstanding anything to the contrary in the Plan, to the extent that any Awards (or any other amounts payable under any plan, program or arrangement of the Company or any of its Affiliates) are payable upon a separation from service and such payment would result in the imposition of any individual tax and penalty interest charges imposed under Section 409A of the Code, the settlement and payment of such awards (or other amounts) shall instead be made on the first business day after the date that is six (6) months following such separation from service (or death, if earlier). Each amount to be paid or benefit to be provided under this Plan shall be construed as a separate identified payment for purposes of Section 409A of the Code. The Company makes no representation that any or all of the payments or benefits described in this Plan will be exempt from or comply with Section 409A of the Code and makes no undertaking to preclude Section 409A of the Code from applying to any such payment. The Holder shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A of the Code.

12.12    Unfunded Status of Awards. The Plan is intended to be an “unfunded” plan for incentive compensation. With respect to any payments not yet made to a Holder pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Holder any rights that are greater than those of a general creditor of the Company or any Subsidiary.

12.13    Indemnification. To the extent allowable pursuant to Applicable Law, each member of the Committee or of the Board shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; provided he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Company’s Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

12.14    Relationship to Other Benefits. No payment pursuant to the Plan shall be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

12.15    Expenses. The expenses of administering the Plan shall be borne by the Company and its Subsidiaries.

* * * * *

PART II

INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT

Item 20—Indemnification and Officers

Section 102 of the DGCL permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Conatus’ amended and restated certificate of incorporation provides that no director of the Registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Conatus’ amended and restated bylaws provide that Conatus will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of Conatus) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at Conatus’ request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, Conatus’ best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Conatus’ amended and restated bylaws also provide that Conatus will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in Conatus’ favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at Conatus’ request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, Conatus’ best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to Conatus, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by Conatus against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

Conatus has entered into indemnification agreements with each of its directors and officers. These indemnification agreements may require Conatus, among other things, to indemnify its directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of Conatus’ directors or officers, or any of Conatus’ subsidiaries or any other company or enterprise to which the person provides services at our request.

Conatus maintains a general liability insurance policy that covers certain liabilities of directors and officers of its corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

Item 21—Exhibits

a)	Exhibit Index

A list of exhibits filed with this registration statement on Form S-4 is set forth on the Exhibit Index and is incorporated herein by reference.

(b)	Financial Statements

The financial statements filed with this registration statement on Form S-4 are set forth on the Financial Statement Index and are incorporated herein by reference.

Item 22—Undertakings

(a)	The undersigned registrant hereby undertakes as follows:

(1)

That prior to any public reoffering of the securities registered hereunder through use of a proxy statement/prospectus/information statement which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering proxy statement/prospectus/information statement will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)

That every proxy statement/prospectus/information statement (i) that is filed pursuant to paragraph (a)(1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c)

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(d)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

INDEX TO EXHIBITS

Exhibit Number	Description of Document

2.1	Agreement and Plan of Merger and Reorganization, dated as of January 28, 2020, by and among Conatus Pharmaceuticals Inc., Chinook Merger Sub, Inc. and Histogen Inc. (included as Annex A to the proxy statement/prospectus/information statement forming a part of this Registration Statement)

2.2	Support Agreement, by and among Conatus Pharmaceuticals Inc., Histogen Inc. and certain stockholders of Histogen Inc. (incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the SEC on January 28, 2020)

2.3	Support Agreement, by and among Conatus Pharmaceuticals Inc., Histogen Inc. and certain stockholders of Conatus Pharmaceuticals Inc. (incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the SEC on January 28, 2020)

2.4	Distribution Agreement, dated January 10, 2013, by and between Idun Pharmaceuticals, Inc. and Conatus Pharmaceuticals Inc. (incorporated by reference from the Registrant’s Registration Statement on Form S-1 (Registration No. 333-189305), filed with the SEC on June 14, 2013)

3.1	Amended and Restated Certificate of Incorporation of Conatus Pharmaceuticals Inc. (incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the SEC on August 1, 2013)

3.2	Amended and Restated Bylaws of Conatus Pharmaceuticals Inc. (incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the SEC on August 1, 2013)

4.1	Form of Stock Certificate of Conatus Pharmaceuticals Inc. (incorporated by reference from Amendment No. 2 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-189305) filed with the SEC on July 8, 2013)

4.2	First Amended and Restated Investor Rights Agreement, dated February 9, 2011 (incorporated by reference from the Registrant’s Registration Statement on Form S-1 (Registration No. 333- 189305) filed with the SEC on June 14, 2013)

4.3	Form of Warrant issued to investors in the Registrant’s 2013 bridge financing (incorporated by reference from the Registrant’s Registration Statement on Form S-1 (Registration No. 333- 189305) filed with the SEC on June 14, 2013)

4.4	Form of Warrant issued to lenders under the Loan and Security Agreement, dated as of July 3, 2013, by and among Conatus Pharmaceuticals Inc., Oxford Finance LLC, Silicon Valley Bank and the other lenders party thereto (incorporated by reference from Amendment No. 2 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-189305) filed with the SEC on July 8, 2013)

4.5^	Histogen Inc. Form of Warrant

5.1*	Legal Opinion of Latham & Watkins LLP regarding the validity of the securities

8.1*	Legal Opinion of Latham & Watkins LLP regarding tax matters

8.2*	Legal Opinion of Sheppard Mullin Richter & Hampton LLP regarding tax matters

10.1#	Form of Indemnity Agreement for Directors and Officers (incorporated by reference from Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-189305) filed with the SEC on July 1, 2013)

10.2#	2006 Equity Incentive Plan, as amended, and form of option agreement thereunder (incorporated by reference to the Registrant’s Registration Statement on Form S-1 (Registration No. 333- 189305) filed with the SEC on June 14, 2013)

Exhibit Number	Description of Document

10.3#	2013 Incentive Award Plan and form of option agreement thereunder (incorporated by reference from Amendment No. 2 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-189305) filed with the SEC on July 8, 2013)

10.4#	2013 Employee Stock Purchase Plan (incorporated by reference from Amendment No. 2 from the Registrant’s Registration Statement on Form S-1 (Registration No. 333-189305) filed with the SEC on July 8, 2013)

10.5#	Non-Employee Director Compensation Program (incorporated by reference from Amendment No. 2 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-189305) filed with the SEC on July 8, 2013)

10.6#	Amended and Restated Non-Employee Director Compensation Program, dated March 24, 2016 (incorporated by reference from the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 filed with the SEC on May 5, 2016)

10.7#	Amended and Restated Non-Employee Director Compensation Program, dated January 1, 2017 (incorporated by reference from the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 filed with the SEC on May 5, 2017)

10.8#	Employee Incentive Compensation Plan (incorporated by reference from Amendment No. 2 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-189305) filed with the SEC on July 8, 2013)

10.9#	Amended and Restated Annual Incentive Plan, dated January 1, 2014 (incorporated by reference from the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on March 28, 2014)

10.10#	Amended and Restated Annual Incentive Plan, dated January 1, 2015 (incorporated by reference from the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 filed with the SEC on May 8, 2015)

10.11#	Employment Agreement, dated December 17, 2008, by and between Steven J. Mento, Ph.D. and Conatus Pharmaceuticals Inc. (incorporated by reference from the Registrant’s Registration Statement on Form S-1 (Registration No. 333- 189305) filed with the SEC on June 14, 2013)

10.12#	Employment Agreement, dated December 17, 2008, by and between Alfred P. Spada, Ph.D. and Conatus Pharmaceuticals Inc. (incorporated by reference from the Registrant’s Registration Statement on Form S-1 (Registration No. 333- 189305) filed with the SEC on June 14, 2013)

10.13#	Employment Agreement, dated December 17, 2008, by and between Charles J. Cashion and Conatus Pharmaceuticals Inc. (incorporated by reference from the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on March 11, 2016)

10.14#	Amendment to Employment Agreement, dated July 2, 2013, by and between Steven J. Mento, Ph.D. and Conatus Pharmaceuticals Inc. (incorporated by reference from Amendment No. 2 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-189305) filed with the SEC on July 8, 2013)

10.15#	Amendment to Employment Agreement, dated July 31, 2019, by and between Steven J. Mento, Ph.D. and Conatus Pharmaceuticals Inc. (Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed with the SEC on August 1, 2019)

10.16#^	Amendment to Employment Agreement, dated January 27, 2020, by and between Steven J. Mento, Ph.D. and Conatus Pharmaceuticals Inc.

Exhibit Number	Description of Document

10.17#	Amendment to Employment Agreement, dated July 2, 2013, by and between Alfred P. Spada, Ph.D. and Conatus Pharmaceuticals Inc. (incorporated by reference from Amendment No. 2 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-189305) filed with the SEC on July 8, 2013)

10.18#	Amendment to Employment Agreement, dated July 31, 2019, by and between Alfred P. Spada, Ph.D. and Conatus Pharmaceuticals Inc. (Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 filed with the SEC on November 5, 2019)

10.19#^	Amendment to Employment Agreement, dated January 27, 2020, by and between Alfred P. Spada, Ph.D. and Conatus Pharmaceuticals Inc.

10.20#	Amendment to Employment Agreement, dated July 2, 2013, by and between Charles J. Cashion and Conatus Pharmaceuticals Inc. (incorporated by reference from the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on March 11, 2016)

10.21#	Employment Agreement, dated October 1, 2014, by and between David T. Hagerty, M.D. and Conatus Pharmaceuticals Inc. (incorporated by reference from the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC on March 13, 2015)

10.22#	General Release of Claims, dated October 1, 2019, by and between David T. Hagerty, M.D. and Conatus Pharmaceuticals Inc. (Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 filed with the SEC on November 5, 2019)

10.23#	Employment Agreement, dated April 1, 2016, by and between Edward F. Smith III, Ph.D. and Conatus Pharmaceuticals Inc. (incorporated by reference from the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 filed with the SEC on May 5, 2016)

10.24#	General Release of Claims, dated July 1, 2019, by and between Edward F. Smith, III, Ph.D. and Conatus Pharmaceuticals Inc. (Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 filed with the SEC on November 5, 2019)

10.25#	Amended and Restated Employment Agreement, dated January 26, 2017, by and between Daniel L. Ripley and Conatus Pharmaceuticals Inc. (incorporated by reference from the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 filed with the SEC on May 5, 2017)

10.26#	General Release of Claims, dated July 1, 2019, by and between Daniel L. Ripley and Conatus Pharmaceuticals Inc. (Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 filed with the SEC on November 5, 2019)

10.27#	Employment Agreement, dated August 31, 2017, by and between Keith W. Marshall, Ph.D. and Conatus Pharmaceuticals Inc. (incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the SEC on September 1, 2017)

10.28#	Amendment to Employment Agreement, dated July 31, 2019, by and between Keith W. Marshall, Ph.D. and Conatus Pharmaceuticals Inc. (Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 filed with the SEC on November 5, 2019)

10.29#^	Amendment to Employment Agreement, dated January 27, 2020, by and between Keith W. Marshall, Ph.D. M.B.A. and Conatus Pharmaceuticals Inc.

10.30#	Non-Qualified Inducement Stock Option Grant Notice and Stock Option Agreement, dated August 31, 2017, by and between Keith W. Marshall, Ph.D. and Conatus Pharmaceuticals Inc. (incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the SEC on September 1, 2017)

Exhibit Number	Description of Document

10.31#	General Release of Claims, dated March 31, 2017, by and between Charles J. Cashion and Conatus Pharmaceuticals Inc. (incorporated by reference from the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 filed with the SEC on May 5, 2017)

10.32†	Stock Purchase Agreement, dated July 29, 2010, by and between Pfizer Inc. and Conatus Pharmaceuticals Inc. (incorporated by reference from Amendment No. 3 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-189305) filed with the SEC on July 23, 2013)

10.33	Promissory Note, dated July 29, 2010, issued by Conatus Pharmaceuticals Inc. to Pfizer Inc. (incorporated by reference from the Registrant’s Registration Statement on Form S-1 (Registration No. 333- 189305) filed with the SEC on June 14, 2013)

10.34	Amendment to Promissory Note, dated July 3, 2013, by and between Conatus Pharmaceuticals Inc. and Pfizer Inc. (incorporated by reference from Amendment No. 2 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-189305) filed with the SEC on July 8, 2013)

10.35	Stock Purchase Agreement, dated May 10, 2017, among Conatus Pharmaceuticals Inc. and funds affiliated with Advent Private Equity (incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the SEC on May 11, 2017)

10.36	Office Lease Agreement, dated February 28, 2014, among Conatus Pharmaceuticals Inc. and The Point Office Partners, LLC (incorporated by reference from the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on March 28, 2014)

10.37	First Amendment Lease Agreement, dated May 29, 2015, by and between Conatus Pharmaceuticals Inc. and The Point Office Partners, LLC (incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the SEC on June 4, 2015)

10.38	At Market Issuance Sales Agreement, dated as of August 14, 2014, between Conatus Pharmaceuticals Inc. and MLV & Co. LLC (incorporated by reference from the Registrant’s Registration Statement on Form S-3 (Registration No. 333- 198142) filed with the SEC on August 14, 2014)

10.39†	Option, Collaboration and License Agreement, dated December 18, 2016, between Conatus Pharmaceuticals Inc. and Novartis Pharma AG (incorporated by reference from the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2016 filed with the SEC on March 16, 2017)

10.40	Investment Agreement, dated December 19, 2016, between Conatus Pharmaceuticals Inc. and Novartis Pharma AG (incorporated by reference from the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2016 filed with the SEC on March 16, 2017)

10.41	Convertible Promissory Note, dated February 15, 2017, issued by Conatus Pharmaceuticals Inc. to Novartis Pharma AG (incorporated by reference from the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2016 filed with the SEC on March 16, 2017)

10.42	At Market Issuance Sales Agreement, dated August 2, 2018, between Conatus Pharmaceuticals Inc. and Stifel, Nicolaus & Company, Incorporated (incorporated by reference from the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 filed with the SEC on August 2, 2018)

10.43#^	Histogen Inc. 2017 Stock Plan

10.44#^	Histogen Inc. Form of Stock Option Agreement (2017 Stock Plan)

10.45#^	Histogen Inc. 2007 Stock Plan

10.46#^	Histogen Inc. Form of Stock Option Agreement (2007 Stock Plan)

Exhibit Number	Description of Document

10.47#^	Executive Employment Agreement, dated December 11, 2018, by and between Histogen Inc. and Richard W. Pascoe

10.48#^	Notice of Grant of Stock Option, dated January 24, 2019, by and between Histogen Inc. and Richard W. Pascoe

10.49#^	Amendment to Option and Employment Agreement, dated January 28, 2020, by and between Histogen Inc. and Richard W. Pascoe

10.50#^	Executive Employment Agreement, dated April 16, 2019, by and between Histogen Inc. and Martin Latterich

10.51#^	Form of Indemnification Agreement, between Histogen Inc. and its officers and directors

10.52†^	Settlement, Release and Termination Agreement, dated April 5, 2019, by and among Histogen Inc., PUR Biologics, LLC, Wylde, LLC, Christopher Wiggins and Ryan Fernan

10.53^	Conversion, Termination and Release Agreement, dated August 10, 2016, by and among Histogen Inc., Jonathan Jackson, Lordship Ventures LLC and Lordship Ventures Histogen Holdings LLC

10.54^	Termination of Stockholder Agreements, dated January 28, 2020, by and among Histogen Inc., Lordship Ventures Histogen Holdings LLC, Pineworld Capital Limited, Gail K. Naughton, Ph.D. and certain trusts.

10.55^	Second Amended and Restated Strategic Relationship Success Fee Agreement, dated January 28, 2020, by and between Histogen Inc. and Lordship Ventures LLC

10.56^	Amended and Restated Release, dated January 28, 2020, by and among Histogen Inc., Jonathan Jackson, Lordship Ventures LLC, and Lordship Ventures Histogen Holdings LLC.

10.57	Lease, dated January 3, 2020, by and between Histogen Inc. and San Diego Sycamore, LLC

10.58^	Letter Agreement, dated November 8, 2019, by and between Histogen Inc. and Canaccord Genuity LLC

10.59^	Exclusive License and Supply Agreement, dated September 30, 2016, by and between Histogen Inc. and Pineworld Capital Limited

10.60†^	Amended and Restated License Agreement, dated December 16, 2013, by and between Histogen Inc. and Suneva Medical, Inc.

10.61+^	Amended and Restated Supply Agreement, dated December 16, 2013, by and between Histogen Inc. and Suneva Medical, Inc.

10.62+^	Amendment No. 1 to the Amended and Restated License Agreement and Amended and Restated Supply Agreement, dated July 12, 2017, by and among Histogen Inc., Suneva Medical, Inc. and Allergan Sales, LLC

10.63+^	Amendment No. 2 to Amended and Restated License Agreement, dated October 25, 2017, by and between Histogen Inc. and Allergan Sales, LLC

10.64+^	Amendment No. 3 to Amended and Restated License Agreement and Amendment No. 2 to Amended and Restated Supply Agreement, dated March 22, 2019, by and between Histogen Inc. and Allergan Sales, LLC

10.65+^	Amendment No. 4 to Amended and Restated License Agreement and Amendment No. 3 to Amended and Restated Supply Agreement, dated January 17, 2020, by and between Histogen Inc. and Allergan Sales, LLC

10.66#	Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement under the 2013 Incentive Award Plan (incorporated by reference to the Registrant’s Current Report on Form 8-K, filed with the SEC on August 1, 2019)

Exhibit Number	Description of Document

10.67	Sublease Agreement, dated December 18, 2019, by and between the Registrant and Pacific Real Estate Partnership (incorporated by reference to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC on March 11, 2020)

10.68	Amendment to Option, Collaboration and license Agreement, dated September 30, 2019, by and between Novartis Pharma AG and the Registrant (incorporated by reference to the Registrant’s current report on Form 8-K, filed with the SEC on October 4, 2019)

10.69	Irrevocable Standby Letter of Credit, dated March 13, 2020, by and between San Diego Sycamore, LLC and Histogen, Inc.

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm to Conatus Pharmaceuticals Inc.

23.2	Consent of Mayer Hoffman McCann P.C., Independent Registered Public Accounting Firm to Histogen Inc.

23.3*	Consent of Latham & Watkins LLP (included in Exhibit 5.1 hereto)

23.4*	Consent of Latham & Watkins LLP (included in Exhibit 8.1 hereto)

23.5*	Consent of Sheppard Mullin Richter & Hampton LLP (included in Exhibit 8.2 hereto)

24.1^	Power of Attorney

99.1*	Form of Proxy Card for the Conatus Pharmaceuticals Inc. Special Meeting of Stockholders

99.2	Opinion of Oppenheimer & Co. Inc., financial advisor to Conatus Pharmaceuticals Inc. (included as Annex B to the proxy statement/prospectus/information statement forming a part of this Registration Statement)

99.3^	Consent of Oppenheimer & Co. Inc., financial advisor to Conatus Pharmaceuticals Inc.

99.4	Proposed Certificate of Amendment to Amended and Restated Certificate of Incorporation of Conatus Pharmaceuticals Inc. (included as Annex D to the proxy statement/prospectus/information statement forming a part of this Registration Statement)

99.5	Conatus Pharmaceuticals Inc. 2020 Incentive Award Plan (included as Annex E to the proxy statement/prospectus/information statement forming a part of this Registration Statement)

99.6^	Consent of Richard W. Pascoe to be named as a director

99.7^	Consent of Stephen Chang, Ph.D. to be named as a director

99.8^	Consent of David H. Crean, Ph.D. to be named as a director

99.9^	Consent of Jonathan Jackson to be named as a director

99.10^	Consent of Brian M. Satz to be named as a director

99.11^	Consent of Hayden Yizhuo Zhang to be named as a director

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	To be filed by amendment.

#	Indicates a management contract or compensatory plan, contract or arrangement.
†

Pursuant to Item 601(b)(10) of Regulation S-K, certain confidential portions of this exhibit were omitted by means of marking such portions with an asterisk because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

+

Non-material schedules and exhibits have been omitted pursuant to Item 601(A)(5) of Regulation S-K. The Registrant hereby undertakes to furnish supplementally copies of any of the omitted schedules and exhibits upon request by the SEC.

^	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of San Diego, California, on the 13th day of March, 2020.

Conatus Pharmaceuticals Inc.

By:	/s/ Steven J. Mento
Steven J. Mento, Ph.D. President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Steven J. Mento Steven J. Mento, Ph.D.	President Chief Executive Officer and Director (Principal Executive Officer)	March 13, 2020

/s/ Keith W. Marshall Keith W. Marshall, Ph.D.	Executive Vice President, Chief Operating Officer and Chief Financial Officer (Principal Financial and Accounting Officer)	March 13, 2020

/s/ * David F. Hale	Chairman of the Board	March 13, 2020

/s/ * Daniel L. Kisner, M.D.	Director	March 13, 2020

/s/ * Preston S. Klassen, M.D., M.H.S.	Director	March 13, 2020

/s/ * William R. LaRue	Director	March 13, 2020

/s/ * Kathleen D. Scott, CPA, CFA	Director	March 13, 2020

/s/ * Harold Van Wart, Ph.D.	Director	March 13, 2020

* By:	/s/ Steven J. Mento
Steven J. Mento, Ph.D.
Attorney-in-fact